Filed Pursuant to Rule 424(b)(3)
Registration No. 333-292187

To the Stockholders of Sonida Senior Living, Inc.:

On behalf of the board of directors (the “SNDA Board”) of Sonida Senior Living, Inc. (“SNDA”), we are pleased to enclose the accompanying joint proxy statement/prospectus relating to the proposed acquisition of CNL Healthcare Properties, Inc. (“CHP”) by SNDA. We are requesting that you take certain actions as a holder of common stock of SNDA, par value $0.01 per share (“SNDA Common Stock”), or of Series A Preferred Stock of SNDA, par value $0.01 per share (“SNDA Preferred Stock”, and together with the SNDA Common Stock, the “SNDA Stock”).

The SNDA Board has unanimously approved an Agreement and Plan of Merger, dated as of November 4, 2025 (as amended from time to time, the “Merger Agreement”), by and among SNDA, CHP, SSL Sparti LLC, a wholly owned subsidiary of SNDA (“Holdco”), SSL Sparti Property Holdings Inc., a wholly owned subsidiary of Holdco (f/k/a Sparti Merger Sub, Inc., “SNDA Merger Sub”), and CHP Merger Corp., a wholly owned subsidiary of CHP (“CHP Merger Sub”). The Merger Agreement provides, among other things, for an acquisition by SNDA of CHP through a series of steps ending with a forward merger of CHP with and into SNDA Merger Sub, with SNDA Merger Sub surviving the merger, as a result of which SNDA will own, through SNDA Merger Sub, all of the assets of CHP. The transactions contemplated by the Merger Agreement are collectively referred to herein as the “Transactions”.

Pursuant to the Merger Agreement, each share of common stock of CHP (“CHP Common Stock”) will be cancelled and converted into the right to receive (i) $2.32 in cash and (ii) a number of shares of SNDA Common Stock equal to $4.58, divided by the volume weighted average trading price of SNDA Common Stock during a ten-day measurement period ending two business days prior to the closing date (the “Measurement Period”), subject to a collar of 15% below the transaction reference price for the SNDA Common Stock of $26.74 per share (the “Transaction Reference Price”) and 30% above the Transaction Reference Price, such that each share of CHP Common Stock will be converted into no more than 0.2015 of a share, and no less than 0.1318 of a share, of SNDA Common Stock.

Additionally, in connection with the consummation of the Transactions, certain affiliates of Conversant Capital LLC (the “Conversant Investors”) and Silk Partners, LP (“Silk” and, together with the Conversant Investors, the “Investors”), Silk and Conversant Capital LLC’s affiliates being two of the largest beneficial owners of SNDA Stock, will invest approximately $110 million in SNDA in exchange for 4,113,688 shares of SNDA Common Stock to be issued to the Investors in a private placement pursuant to Section 4(a)(2) of the Securities Act of 1933, as amended (the “Equity Financing”), at a per share price equal to the Transaction Reference Price.

The precise number of shares of SNDA Common Stock to be issued by SNDA to former holders of CHP Common Stock will not be determined until two business days prior to the consummation of the Transactions; however, after giving effect to the Transactions, including the Equity Financing, pre-transaction SNDA stockholders (including the Investors, taking into account the shares of SNDA Common Stock they will purchase in the Equity Financing) will hold between 39.5% and 50% of the issued and outstanding shares of SNDA Common Stock on a fully diluted basis, and the former holders of CHP Common Stock will hold between 50% and 60.5% of the issued and outstanding shares of SNDA Common Stock on a fully diluted basis, depending on the volume weighted average trading price of SNDA Common Stock during the Measurement Period.

Shares of SNDA Common Stock are listed on the New York Stock Exchange and traded under the ticker symbol “SNDA”.

SNDA will be holding a special meeting of stockholders in connection with the Transactions (the “SNDA Special Meeting”) to which this joint proxy statement/prospectus relates. At the SNDA Special Meeting, SNDA’s stockholders will be asked to vote on (i) a proposal to approve an amendment to the Amended and Restated Certificate of Incorporation of SNDA, as amended (the “SNDA Charter”), to increase the number of shares of SNDA Common Stock that SNDA is authorized to issue from 30,000,000 to 100,000,000 shares (the “Authorized Share Increase Proposal”), (ii) a proposal to approve the issuance of shares of SNDA Common Stock to the CHP stockholders and the Investors (the “Stock Issuance Proposal”), (iii) a proposal to approve and adopt amendments to the SNDA Charter to provide for (a) procedures regarding advance notice of stockholder nominations for the election of directors and other business to be brought before any meeting of stockholders to be as set forth in the SNDA Bylaws (the “Advance Notice Proposal”) and (b) customary limitations on indemnification and expense advancement for directors and officers (the “Indemnification Proposal” and together with the Advance Notice Proposal, the “Additional Charter Amendment Proposals”), and (iv) a proposal to approve the adjournment of the SNDA Special Meeting, if necessary, to permit the solicitation of additional proxies in the event that there are insufficient votes on the Authorized Share Increase Proposal and the Stock Issuance Proposal presented to SNDA stockholders (the “SNDA Adjournment Proposal”). Approval of each of the Authorized Share Increase Proposal and the Stock Issuance Proposal are conditions to the consummation of the Transactions. If both the Authorized Share Increase Proposal and the Stock Issuance Proposal are not approved, the Transactions will not be completed.

In connection with the execution of the Merger Agreement, certain affiliates of Conversant Capital LLC (“Conversant”) that hold shares of SNDA Stock representing approximately 52.6% of the votes entitled to be cast by the holders of outstanding shares of capital stock of SNDA entered into a Voting Agreement with CHP. Pursuant to the Voting Agreement, certain affiliates of Conversant agreed, among other things, to (a) vote their shares of SNDA Stock in favor of the Authorized Share Increase Proposal, the Stock Issuance Proposal and the SNDA Adjournment Proposal, and subject to certain exceptions, against any other action, agreement or proposal that would result in any condition in the Merger Agreement not being satisfied or that would reasonably be expected to prevent or delay consummation of the Transactions, and (b) grant an irrevocable proxy in favor of CHP in respect of the foregoing. The Voting Agreement will terminate automatically upon the earliest to occur of (i) termination of the Merger Agreement, (ii) the Equity Purchase Effective Time or (iii) prior to SNDA stockholder approval, there are certain amendments to the Merger Agreement that are or would reasonably be expected to be materially adverse to such entities affiliated with Conversant parties to the Voting Agreement without their prior written consent (not to be unreasonably withheld, conditioned or delayed).

SNDA has fixed the close of business on December 30, 2025 as the record date for determining the holders of issued and outstanding shares of SNDA Stock entitled to notice of, and to vote at, the SNDA Special Meeting.

The SNDA Board has determined that the Authorized Share Increase Proposal, the Stock Issuance Proposal, the Advance Notice Proposal and the Indemnification Proposal are in the best interests of SNDA and its stockholders. The SNDA Board has also determined that adjourning the SNDA Special Meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of the Authorized Share Increase Proposal and the Stock Issuance Proposal is in the best interests of SNDA and its stockholders. The SNDA Board unanimously recommends that holders of SNDA Stock vote “FOR” the Authorized Share Increase Proposal, “FOR” the Stock Issuance Proposal, “FOR” the Advance Notice Proposal, “FOR” the Indemnification Proposal and “FOR” the SNDA Adjournment Proposal (if presented at the SNDA Special Meeting).

In addition to being a proxy statement, this document is also a prospectus for shares of SNDA Common Stock that will be issued to CHP stockholders pursuant to the Merger Agreement.

This joint proxy statement/prospectus contains important information about SNDA, CHP, the Merger Agreement, the Transactions and the SNDA Special Meeting. We encourage you to read this joint proxy statement/prospectus carefully before voting, including “Risk Factors” beginning on page 37.

Your vote is very important, regardless of the number of shares of SNDA Stock you own. Whether or not you plan to attend the SNDA Special Meeting, please submit a proxy to vote your shares as promptly as possible to make sure that your shares of SNDA Stock are represented at the SNDA Special Meeting. Please note that the failure to return your proxy card and other shares not voted (whether by broker non-vote or otherwise) will not be considered present for the purpose of determining the presence of a quorum, will have no effect on the Authorized Share Increase Proposal or the Stock Issuance Proposal and will have the same effect as a vote “AGAINST” the Advance Notice Proposal and the Indemnification Proposal. Please review this joint proxy statement/prospectus for more complete information regarding the Transactions and the SNDA Special Meeting.

Sincerely,

Brandon M. Ribar

Chief Executive Officer, President & Director

Sonida Senior Living, Inc.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued in connection with the Transactions or determined if this document is accurate or complete. Any representation to the contrary is a criminal offense.

The accompanying joint proxy statement/prospectus is dated January 6, 2026 and is first being mailed to stockholders of SNDA on or about January 6, 2026.

To the Stockholders of CNL Healthcare Properties, Inc.:

As previously announced, the board of directors (the “CHP Board”) of CNL Healthcare Properties, Inc. (“CHP”), has approved an Agreement and Plan of Merger (as amended from time to time, the “Merger Agreement”), dated November 4, 2025, with Sonida Senior Living, Inc. (“SNDA”), CHP Merger Corp., a wholly-owned subsidiary of CNL (“CHP Merger Sub”), SSL Sparti LLC, a direct wholly-owned subsidiary of SNDA (“Holdco”), and SSL Sparti Property Holdings Inc., a wholly-owned subsidiary of Holdco and an indirect wholly-owned subsidiary of SNDA (f/k/a SNDA Merger Sub, Inc., “SNDA Merger Sub”).

The Merger Agreement provides, among other things, and subject to the terms and conditions set forth therein and in accordance with applicable law, for the acquisition of CHP by SNDA for a combination of SNDA common stock and cash with an aggregate value of $6.90 (subject to certain adjustments) per share of common stock, $0.01 par value per share, of CHP (“CHP Common Stock”, and the acquisition and the other transactions contemplated by the Merger Agreement, the “Transactions”). The Transactions will be accomplished through the following series of steps: (i) CHP will sell to SNDA Merger Sub equity interests in certain CHP subsidiaries (the “Equity Purchase”) in exchange for shares of common stock, $0.01 par value per share, of SNDA (“SNDA Common Stock”), (ii) CHP Merger Sub will merge with and into CHP, with CHP continuing as the surviving entity (the “First Merger”), (iii) CHP will adopt a plan of liquidation substantially concurrently with the effective time of the First Merger (the “First Merger Effective Time”), and (iv) on the next business day, CHP will merge with and into SNDA Merger Sub (the “Second Merger”), with SNDA Merger Sub surviving as a wholly-owned subsidiary of SNDA after the Second Merger.

Pursuant to the terms and conditions of the Merger Agreement, as a result of the Transactions, each share of CHP Common Stock issued and outstanding immediately prior to the First Merger Effective Time (other than shares held by SNDA, Holdco, SNDA Merger Sub, or any subsidiary of SNDA or wholly owned subsidiary of CHP (the “Excluded Shares”)) will be converted into the right to receive $2.32 in cash and a number of shares of SNDA Common Stock equal to the Exchange Ratio (as defined in the Merger Agreement and described in the section entitled “The Transaction Agreements – Summary of the Merger Agreement – Transaction Consideration” beginning on page 171 of the accompanying joint proxy statement/prospectus) (the “Transaction Consideration”). No fractional shares of SNDA Common Stock will be issued in connection with the Transactions, and CHP stockholders will receive cash in lieu of any fractional shares of SNDA Common Stock they would otherwise be entitled to receive. Upon completion of the Transactions, it is expected that the former holders of CHP Common Stock prior to the Transactions will own between 50% and 60.5% of the outstanding shares of SNDA Common Stock.

SNDA Common Stock is traded on The New York Stock Exchange under the ticker symbol “SNDA”.

At the annual meeting of CHP stockholders to be held on March 6, 2026 (the “CHP Annual Meeting”), CHP stockholders will be asked to vote on: (i) a proposal to approve the Transactions (the “Transactions Proposal”), (ii) a proposal to elect five director nominees named in the accompanying joint proxy statement/prospectus (the “Director Election Proposal”), provided, that if the Transactions are consummated, the director nominees’ terms as directors of CHP will cease at the effective time of the Transactions, (iii) a proposal to ratify the selection of CHP’s independent auditor for fiscal year 2025 (the “Auditor Ratification Proposal”), and (iv) a proposal to approve the adjournment from time to time of the CHP Annual Meeting, if necessary, to solicit additional proxies in favor of the foregoing proposals (the “CHP Adjournment Proposal”).

Only holders of record of CHP Common Stock as of the close of business on December 30, 2025 are entitled to attend and vote at the CHP Annual Meeting, or any adjournment or postponement thereof.

We cannot complete the Transactions unless CHP’s stockholders approve the Transactions Proposal.

The accompanying joint proxy statement/prospectus explains the Merger Agreement and the Transactions, as well as the proposals to be considered at the CHP Annual Meeting. The obligations of CHP and SNDA to complete the Transactions are subject to the satisfaction or waiver of several conditions set forth in the Merger Agreement. Please review the accompanying joint proxy statement/prospectus and its annexes carefully and in their entirety.

The CHP Board of Directors recommends that the CHP stockholders vote “FOR” the Transactions Proposal, “FOR” the Director Election Proposal, “FOR” the Auditor Ratification Proposal and “FOR” the CHP Adjournment Proposal (if presented at the CHP Annual Meeting).

We join the CHP Board in its recommendations and look forward to the successful completion of the Transactions.

Sincerely,

James M. Seneff, Jr.	Stephen H. Mauldin
Chairman of the Board	CEO and President

The accompanying proxy statement/prospectus is first being mailed to the stockholders of CNL Healthcare Properties, Inc. on or about January 6, 2026.

SONIDA SENIOR LIVING, INC.

14755 Preston Road

Suite 810

Dallas, Texas 75254

NOTICE OF THE SPECIAL MEETING OF STOCKHOLDERS

TO BE HELD VIRTUALLY VIA THE INTERNET ON FEBRUARY 26, 2026

On November 4, 2025, Sonida Senior Living, Inc. (“SNDA”), and CNL Healthcare Properties, Inc. (“CHP”), entered into an Agreement and Plan of Merger (as amended from time to time, the “Merger Agreement”), by and among SNDA, CHP, SSL Sparti LLC, a wholly owned subsidiary of SNDA (“Holdco”), SSL Sparti Property Holdings Inc., a wholly owned subsidiary of Holdco (f/k/a Sparti Merger Sub, Inc., “SNDA Merger Sub”), and CHP Merger Corp., a wholly owned subsidiary of CHP (“CHP Merger Sub”), a copy of which is attached as Annex A to the accompanying joint proxy statement/prospectus.

NOTICE IS HEREBY GIVEN that a special meeting of holders of common stock of SNDA (“SNDA Common Stock”) and holders of Series A Preferred Stock of SNDA (“SNDA Preferred Stock”, and together with the SNDA Common Stock, the “SNDA Stock”, and such meeting, the “SNDA Special Meeting”) will be held live via the Internet in a virtual meeting formation at meetnow.global/MNXNNRP (the “SNDA Special Meeting Website”), on February 26, 2026 at 10 a.m. Eastern time (9 a.m. Central time). We are pleased to notify you of and invite you to the SNDA Special Meeting.

At the SNDA Special Meeting, you will be asked to consider and vote on the following matters:

1.

Proposal to approve an amendment to the Amended and Restated Certificate of Incorporation of SNDA, as amended (the “SNDA Charter”), to increase the number of shares of SNDA Common Stock that SNDA is authorized to issue from 30,000,000 to 100,000,000 shares, in the form attached as Annex D (the “Authorized Share Increase Proposal”);

2.

Proposal to approve the issuance of shares of SNDA Common Stock to (i) holders of CHP common stock pursuant to the Merger Agreement, and (ii) certain affiliates of Conversant Capital LLC and Silk Partners, LP (“Silk”), pursuant to certain investment agreements entered into by SNDA in connection with the Merger Agreement (collectively, the “Stock Issuance Proposal”);

3.

Proposals to approve and adopt amendments to the SNDA Charter to provide for (a) procedures regarding advance notice of stockholder nominations for the election of directors and other business to be brought before any meeting of stockholders to be as set forth in the SNDA Bylaws (the “Advance Notice Proposal”) and (b) customary limitations on indemnification and expense advancement for directors and officers (the “Indemnification Proposal” and together with the Advance Notice Proposal, the “Additional Charter Amendment Proposals”), in the form attached as Annex E; and

4.

Proposal to approve the adjournment of the SNDA Special Meeting, if necessary, to permit the solicitation of additional proxies in the event that there are insufficient votes on the Authorized Share Increase Proposal and the Stock Issuance Proposal presented to SNDA stockholders (the “SNDA Adjournment Proposal”).

The SNDA board of directors (the “SNDA Board”) has fixed the close of business on December 30, 2025 as the record date for the SNDA Special Meeting. Only holders of record of SNDA Stock as of the close of business on the record date for the SNDA Special Meeting are entitled to notice of, and to vote at, the SNDA Special Meeting or any adjournment or postponement thereof.

The SNDA Board unanimously recommends that holders of SNDA Stock vote “FOR” the Authorized Share Increase Proposal, vote “FOR” the Stock Issuance Proposal, vote “FOR” the Advance Notice Proposal, vote “FOR” the Indemnification Proposal and vote “FOR” the SNDA Adjournment Proposal (if presented at the SNDA Special Meeting).

Your vote is very important. We cannot complete the transactions contemplated by the Merger Agreement unless holders of SNDA Stock approve both the Authorized Share Increase Proposal and the Stock Issuance Proposal, which are conditions to the completion of the transactions contemplated by the Merger Agreement.

Each copy of the joint proxy statement/prospectus mailed to holders of SNDA Stock is accompanied by a form of proxy card with instructions for voting.

You will be able to attend the SNDA Special Meeting by visiting the SNDA Special Meeting Website and entering a control number. If you hold your shares of SNDA Stock as a holder of record, your 15-digit control number will be printed on your proxy card. If instead you hold your shares of SNDA Stock through an account with a bank, broker or other nominee (that is, if you are the beneficial owner of shares held in “street name”), your bank, broker or other nominee may provide you with your 16-digit control number on the voting instruction form it furnishes to you; otherwise, you should contact your bank, broker or other nominee (preferably at least five (5) business days before the date of the SNDA Special Meeting) to obtain a legal proxy that will permit you to attend, and vote at, the SNDA Special Meeting. If you join the SNDA Special Meeting by using your control number or obtaining a legal proxy and logging in to the SNDA Special Meeting Website, you will be able to attend the SNDA Special Meeting and vote your shares online during the SNDA Special Meeting.

Please vote as promptly as possible, whether or not you expect to attend the SNDA Special Meeting via the SNDA Special Meeting Website. If your shares are held in the name of a bank, broker or other nominee, please follow the instructions on the voting instruction form furnished by the bank, broker or other nominee. If you hold shares in your own name, please submit a proxy to have your shares voted as promptly as possible by (a) visiting the Website address shown on your proxy card and following the instructions to vote online, (b) dialing the toll-free number shown on your proxy card and following the instructions to vote by telephone or (c) completing, dating, signing and returning your proxy card in the postage-paid envelope provided, so that your shares may be represented and voted at the SNDA Special Meeting if you later decide not to attend or become unable to attend. Submitting a proxy will also help to secure a quorum and avoid added solicitation costs. Submitting a proxy will not prevent you from voting at the SNDA Special Meeting via the SNDA Special Meeting Website; any stockholder who is present at the SNDA Special Meeting via the SNDA Special Meeting Website may vote, thereby revoking any previously submitted proxy. In addition, a proxy may also be revoked in writing before the SNDA Special Meeting in the manner described in the accompanying joint proxy statement/prospectus.

The accompanying joint proxy statement/prospectus provides a detailed description of the Merger Agreement and the transactions contemplated thereby. A summary of the Merger Agreement is included in the joint proxy statement/prospectus in the section entitled “The Transaction Agreements – Summary of the Merger Agreement”, and a copy of the Merger Agreement is attached as Annex A to the joint proxy statement/prospectus. The joint proxy statement/prospectus, including the annexes thereto, is incorporated by reference into this notice to the same extent as if fully set forth herein. We encourage you to carefully read the joint proxy statement/prospectus (including the annexes thereto) and any documents incorporated by reference therein in their entirety.

If you have any questions regarding the accompanying joint proxy statement/prospectus, you may contact Georgeson LLC (“Georgeson”), SNDA’s proxy solicitor, by calling toll-free at (866) 486-5272.

By Order of the Board of Directors

Brandon M. Ribar
Chief Executive Officer, President & Director
Sonida Senior Living, Inc. January 6, 2026

CNL HEALTHCARE PROPERTIES, INC.

450 South Orange Avenue

Suite 1400

Orlando, FL 32801

NOTICE OF THE ANNUAL MEETING OF STOCKHOLDERS TO BE HELD ON MARCH 6, 2026

We are pleased to invite you to attend the Annual Meeting of Stockholders (the “CHP Annual Meeting”) of CNL Healthcare Properties, Inc., a Maryland corporation (“CHP”). The CHP Annual Meeting will be held as follows:

Date:	March 6, 2026

Time:	10:00 a.m. ET

Place:	CNL Center at City Commons Tower I, 13th Floor 450 South Orange Avenue Orlando, Florida 32801

The board of directors of CHP (the “CHP Board”) has set December 30, 2025 as the record date for the CHP Annual Meeting. Only holders of record of CHP Common Stock as of the close of business on December 30, 2025 will be entitled to notice of and to vote at the CHP Annual Meeting and any adjournments or postponements thereof.

At the CHP Annual Meeting, you will be asked to consider and vote upon the following matters:

•

A proposal to approve, pursuant to the Agreement and Plan of Merger, dated as of November 4, 2025 (as amended from time to time, as the “Merger Agreement”), by and among CHP, Sonida Senior Living, Inc., a Delaware corporation (“SNDA”), CHP Merger Corp., a Maryland corporation and a wholly-owned subsidiary of CNL Healthcare Properties (which we refer to as “CHP Merger Sub”), SSL Sparti LLC, a Delaware limited liability company and a wholly-owned subsidiary of Sonida Senior Living (“Holdco”), and SSL Sparti Property Holdings Inc., a Maryland corporation, and a wholly-owned subsidiary of Holdco and an indirect wholly owned subsidiary of SNDA, f/k/a Sparti Merger Sub, Inc. (“SNDA Merger Sub”), (i) the sale, transfer and assignment by CHP to SNDA Merger Sub, of (a) a portion of the operating partnership units of CHP Partners, LP, a Delaware limited partnership, (b) a 50% membership interest in CHP GP, LLC, a Delaware limited liability company and a wholly-owned subsidiary of CHP, and (c) a portion of the shares of common stock of CHP TRS Holdings, Inc., a Delaware corporation and a wholly-owned subsidiary of CHP (the transactions contemplated by clauses (a), (b) and (c), collectively, the “Equity Purchase”), (ii) immediately following the Equity Purchase, the merger of CHP Merger Sub with and into CHP, with CHP surviving the first merger (the “First Merger”), (iii) the day following the Equity Purchase and the First Merger, the merger of CHP with and into SNDA Merger Sub, with SNDA Merger Sub surviving the Second Merger as a wholly owned subsidiary of SNDA (the “Second Merger”), and (iv) the other transactions contemplated by the Merger Agreement (the “Transactions”) (the “Transactions Proposal”).

•	The election of five director nominees named in the accompanying joint proxy statement/prospectus (the “Director Election Proposal”).

•	The ratification of the selection of our independent auditor (the “Auditor Ratification Proposal”).

•

A proposal to approve one or more adjournments of the CHP Annual Meeting, if necessary or appropriate, to solicit additional proxies in favor of the foregoing proposals (the “CHP Adjournment Proposal”). CHP does not intend to call a vote on the CHP Adjournment Proposal if the Transactions Proposal considered at the CHP Annual Meeting has been approved at the CHP Annual Meeting.

The approval of the Transactions Proposal requires the affirmative vote of the holders of shares of CHP Common Stock entitled to cast a majority of all votes entitled to be cast on the matter. Any abstentions or failures to vote, including broker non-votes, will have the same effect as a vote “AGAINST” the Transactions Proposal.

The affirmative vote of a majority of the votes cast on each of the Director Election Proposal, the Auditor Ratification Proposal and the CHP Adjournment Proposal, if necessary, will be required to approve such proposals. Abstentions and broker non-votes will not be considered as votes cast with respect to these matters and, therefore, will have no effect on the voting results.

The stockholders of CHP must approve the Transactions Proposal in order for the Transactions to occur. If the stockholders of CHP fail to approve the Transactions Proposal, the Transactions will not occur. The joint proxy statement/prospectus accompanying this notice explains the Merger Agreement and the transactions contemplated thereby, as well as the proposals to be considered at the CHP Annual Meeting. Please review the accompanying joint proxy statement/prospectus and its annexes carefully and in their entirety.

The CHP Board recommends that the stockholders vote “FOR” the Transactions Proposal, “FOR” the Director Election Proposal, “FOR” the Auditor Ratification Proposal and “FOR” the CHP Adjournment Proposal (if presented at the CHP Annual Meeting).

Your vote is very important. Whether or not you expect to attend the CHP Annual Meeting, we encourage you to vote your shares of CHP Common Stock as promptly as possible. You may authorize a proxy to vote your shares prior to the meeting by telephone, internet or mail, or you may vote your shares in person at the CHP Annual Meeting. Please refer to the instructions under “The CHP Annual Meeting – Proxies” in the accompanying joint proxy statement/prospectus. To attend the CHP Annual Meeting in person, please refer to the instructions under “The CHP Annual Meeting – Attending the CHP Annual Meeting” in the accompanying joint proxy statement/prospectus. If your shares of CHP Common Stock are held in the name of a broker, bank or other nominee, please follow the instructions on the voting instruction card furnished by your broker, bank or other nominee.

By order of the Board of Directors,

Tracey B. Bracco
Corporate Secretary

ADDITIONAL INFORMATION

As permitted by the rules of the Securities and Exchange Commission (the “SEC”), this joint proxy statement/prospectus incorporates important business and financial information about SNDA from other documents that are not included in or delivered with this joint proxy statement/prospectus. This information is available to you without charge upon your written or oral request. You can obtain the documents incorporated by reference in this joint proxy statement/prospectus through the SEC Website at http://www.sec.gov.

Copies of documents filed by SNDA with the SEC are available at the investor relations page of SNDA’s Website, https://investors.sonidaseniorliving.com/overview/default.aspx, and are also available to you free of charge upon your request in writing or by telephone to SNDA at the address and telephone number below. Copies of documents filed by CHP with the SEC are available in the filings section on page of CHP’s Website at https://www.CNLHealthcareProperties.com, and are also available to you free of charge upon your request in writing or by telephone to CHP at the address and telephone number below.

If you are a SNDA stockholder:	If you are a CHP stockholder:

Sonida Senior Living, Inc. 14755 Preston Rd, Ste 810 Dallas, TX 75254 (972) 770-5600 ir@sonidaliving.com Attention: Investor Relations	CNL Healthcare Properties, Inc. 450 South Orange Avenue, Suite 1400 Orlando, FL 32801 (866) 650-0650 Attention: Investor Relations

You will not be charged for any of these documents that you request. To obtain timely delivery of these documents, you must make your request no later than five (5) business days before the date of the applicable meeting. This means that holders of SNDA Stock requesting documents must do so by February 19, 2026 in order to receive them before the SNDA Special Meeting, and holders of CHP Common Stock requesting documents must do so by February 27, 2026 in order to receive them before the CHP Annual Meeting.

See the section of this joint proxy statement/prospectus entitled “Where You Can Find More Information” for further information. The contents of the Websites of the SEC, SNDA and CHP are not being incorporated into this joint proxy statement/prospectus. This information about how you can obtain certain documents that are being incorporated by reference into this joint proxy statement/prospectus at these Websites is being provided only for your convenience.

ABOUT THIS JOINT PROXY STATEMENT/PROSPECTUS

This joint proxy statement/prospectus, which forms part of a registration statement on Form S-4 filed with the SEC by SNDA, constitutes a prospectus of SNDA under Section 5 of the Securities Act of 1933, as amended (the “Securities Act”), with respect to the shares of SNDA Common Stock to be issued to holders of CHP Common Stock pursuant to the Merger Agreement. This joint proxy statement/prospectus also constitutes a proxy statement of each of SNDA and CHP under Section 14(a) the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Except where the context otherwise indicates, information contained in, or incorporated by reference into, this joint proxy statement/prospectus regarding CHP has been provided by CHP and information contained in, or incorporated by reference into, this joint proxy statement/prospectus regarding SNDA has been provided by SNDA.

You should rely only on the information contained in, or incorporated by reference into, this joint proxy statement/prospectus. No one has been authorized to provide you with information that is different from that contained in, or incorporated by reference into, this joint proxy statement/prospectus. This joint proxy statement/prospectus is dated January 6, 2026, and you should assume that the information in this joint proxy statement/prospectus is accurate only as of such date. You should assume that the information incorporated by reference into this joint proxy statement/prospectus is accurate only as of the date of such incorporated document unless the information specifically indicates that another date applies. Neither the mailing of this joint proxy statement/prospectus to holders of SNDA Stock or holders of CHP Common Stock nor the issuance by SNDA of shares of SNDA Common Stock in connection with the Transactions will create any implication to the contrary.

This joint proxy statement/prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction to or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction.

DEFINED TERMS

Unless otherwise indicated or as the context otherwise requires, all references in this joint proxy statement/prospectus to:

“2021 Investor Rights Agreement” means the Investor Rights Agreement, dated as of November 3, 2021, by and among SNDA, Conversant Dallas Parkway (A) LP, Conversant Dallas Parkway (B) LP and Silk.

“Aggregate Cash Consideration” means the aggregate Per Share Cash Consideration payable to the former holders of CHP Common Stock in the Transactions.

“Aggregate Stock Consideration” means the aggregate number of shares of SNDA Common Stock to be issued to the former holders of CHP Common Stock in the Transactions.

“Alternative Acquisition Transaction” means a transaction in respect of a Qualifying Acquisition Proposal that is consummated within twelve (12) months after a Merger Agreement termination or for which CHP enters into an agreement within twelve (12) months after a Merger Agreement termination that is later consummated.

“APA” means that certain Asset Purchase and Sale Agreement, dated as of November 4, 2025, by and between SNDA and CHC.

“CHC” means CNL Healthcare Corp., a Florida corporation.

“CHP” means CNL Healthcare Properties, Inc., a Maryland corporation.

“CHP Acquisition Proposal” means any inquiry, offer or proposal from any person or group providing for any: (i) merger, consolidation, share exchange, recapitalization, dissolution, liquidation, business combination or other similar transaction involving CHP, in a single transaction or series of related transactions, as a result of which the holders of CHP Common Stock immediately prior to such transaction or series of related transactions would cease to beneficially own at least 85% of the voting stock or equity interests of any surviving entity, (ii) sale, lease, exchange, transfer or other disposition, directly or indirectly, by merger, stock or asset purchase, tender offer, share exchange, consolidation, recapitalization, reorganization or otherwise, of 15% or more of the consolidated revenue, consolidated net income or consolidated net assets of CHP and its subsidiaries, taken as a whole, (iii) issuance, sale or other disposition of securities representing 15% or more of the voting power of, beneficial ownership of, or equity interests in CHP; or (iv) tender offer or exchange offer for 15% or more of any class of equity interests of CHP.

“CHP Board” means the Board of Directors of CHP.

“CHP Board Recommendation” means the recommendation by the CHP Board that the holders of CHP Common Stock vote for the approval of the Transactions.

“CHP Bylaws” means the Third Amended and Restated Bylaws of CHP.

“CHP Charter” means the Third Articles of Amendment and Restatement of CHP.

“CHP Common Stock” means the common stock, $0.01 par value per share, of CHP.

“CHP Merger Sub” means CHP Merger Corp., a Maryland corporation.

“CHP Superior Proposal” means a bona fide written CHP Acquisition Proposal (except that, for purposes of this definition, the references in the definition of “CHP Acquisition Proposal” to “15%” and “85%”

shall be replaced by “50%”) made by a third party, on terms that the CHP Board determines in good faith, after consultation with CHP’s outside legal counsel and financial advisors, would result, if consummated, in a transaction that is more favorable to the CHP stockholders from a financial point of view than the Transactions, with the CHP Board taking into account (as applicable) (i) the financial, legal, and regulatory and any other aspects of such proposal, (ii) the likelihood and timing of consummation (as compared to the Transactions) and (iii) any changes to the terms of the Merger Agreement proposed by SNDA pursuant to the Merger Agreement.

“Closing VWAP” means the volume weighted average trading price for SNDA Common Stock during the Measurement Period (rounded to the nearest cent).

“Code” means the Internal Revenue Code of 1986, as amended from time to time.

“Combined Company” means SNDA after the consummation of the Transactions.

“DGCL” means the Delaware General Corporation Law.

“Equity Financing” means the issuance by SNDA of an aggregate of 4,113,688 shares of SNDA Common Stock to the Investors in a private placement pursuant to Section 4(a)(2) of the Securities Act, at a per share price equal to the Transaction Reference Price.

“Equity Financing Closing” means the closing of the Equity Financing.

“Equity Purchase” means the acquisition by SNDA Merger Sub of the Purchased Equity.

“Equity Purchase Closing” means the closing of the Equity Purchase.

“Equity Purchase Effective Time” means 4:01 Eastern time on the First Closing Date.

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended.

“Exchange Agent” means Computershare, Inc.

“Exchange Ratio” means, for each share of CHP Common Stock, the number of shares of SNDA Common Stock equal to (i) $4.58, divided by (ii) the Closing VWAP; provided, that (i) if the Closing VWAP is less than $22.73, the Closing VWAP will be equal to $22.73 (and the resulting Exchange Ratio will equal 0.2015), and (ii) if the Closing VWAP is greater than $34.76, the Closing VWAP will be equal to $34.76 (and the resulting Exchange Ratio will equal 0.1318).

“Excluded Shares” means, collectively, all shares of CHP Common Stock held by SNDA, SNDA Merger Sub, Holdco, any subsidiary of SNDA or any wholly owned CHP subsidiary immediately prior to the First Merger Effective Time, and CHP restricted stock awards.

“First Closing Date” means the date on which the Equity Purchase Closing and the First Merger occurs.

“First Merger” means the merger of CHP Merger Sub with and into CHP, whereupon the separate existence of CHP Merger Sub will cease to exist and CHP will continue as the surviving entity in such merger.

“First Merger Effective Time” means 4:05 Eastern time on the First Closing Date, or such other time that parties to the Merger Agreement shall agree and designate in the articles of first merger in accordance with the MGCL.

“GAAP” means the United States generally accepted accounting principles.

“Holdco” means SSL Sparti LLC, a Delaware limited liability company.

“Investment Agreements” means, collectively, (a) the Investment Agreement, dated as of November 4, 2025, by and among SNDA and Conversant PIF Aggregator A LP, CPIF Sparti SAF, L.P., Conversant Fund A and CPIF K Co-Invest SPT A, L.P. and (b) the Investment Agreement, dated as of November 4, 2025, by and between SNDA and Silk.

“Investors” means, collectively, Conversant PIF Aggregator A LP, CPIF Sparti SAF, L.P., Conversant Fund A and CPIF K Co-Invest SPT A, L.P. and Silk.

“IRS” means the United States Internal Revenue Service.

“Measurement Period” means the ten trading day period ending on the second business day before the First Closing Date.

“Merger Agreement” means the Agreement and Plan of Merger, dated as of November 4, 2025, by and among SNDA, CHP, CHP Merger Sub, Holdco, and SNDA Merger Sub.

“Merger One Percentage” means approximately 66.67%.

“Merger One Remaining Percentage” means approximately 33.33%.

“MGCL” means the Maryland General Corporation Law, as amended.

“NYSE” means the New York Stock Exchange.

“Per Share Cash Consideration” means, with respect to each share of CHP Common Stock, $2.32, as may be adjusted pursuant to the Merger Agreement.

“Per Share Stock Consideration” means, with respect to each share of CHP Common Stock, a number of shares of SNDA Common Stock equal to the Exchange Ratio, as may be adjusted pursuant to the Merger Agreement.

“Purchased Equity” means (i) the Merger One Percentage of the operating partnership units of CHP Partners, LP, a Delaware limited partnership, (ii) 50% of the membership interest in CHP GP, LLC, a Delaware limited liability company, and (iii) the Merger One Percentage of the issued and outstanding shares of CHP TRS Holdings, Inc., a Delaware corporation.

“Qualifying Acquisition Proposal” means after the date of the Merger Agreement and prior to the termination of the Merger Agreement, a CHP Acquisition Proposal (substituting 50% for the 15% and 85% thresholds set forth in the definition of “CHP Acquisition Proposal”) is publicly announced or otherwise publicly communicated to the CHP Board and not publicly withdrawn prior to such termination.

“Recommendation Change” means the CHP Board or any committee thereof (i) withholding, withdrawing, modifying or qualifying in any manner adverse to SNDA, or publicly proposing to withhold, withdraw, modify or qualify in a manner adverse to SNDA, its CHP Board Recommendation; (ii) approving, adopting or recommending, or proposing publicly to approve, adopt or recommend, any CHP Acquisition Proposal; (iii) failing to include the CHP Board Recommendation in this joint proxy statement/prospectus; or (iv) failing to publicly reaffirm the CHP Board Recommendation, or failing to recommend against any CHP Acquisition Proposal, within ten (10) business days after any written request by SNDA to do so following the public announcement of any CHP Acquisition Proposal (or such fewer number of days as remains prior to the CHP Annual Meeting, so long as such request is made at least two (2) business days prior to the CHP Annual

Meeting) (it being understood that CHP will have no obligation to make such reaffirmation on more than one occasion with respect to any CHP Acquisition Proposal).

“REIT” means a “real estate investment trust” within the meaning of Sections 856 through 860 of the Code.

“Remaining Share Interest” means approximately 33.33% of each share of CHP Common Stock issued and outstanding immediately prior to the First Merger Effective Time.

“SEC” means the U.S. Securities and Exchange Commission.

“Second Closing Date” means the date on which the Second Merger occurs.

“Second Merger” means the merger of CHP with and into SNDA Merger Sub, whereupon the separate existence of CHP will cease to exist and SNDA Merger Sub will continue as the surviving entity.

“Second Merger Effective Time” means 8:00 a.m. Eastern time on the Second Closing Date, or such other time that parties to the Merger Agreement shall agree and designate in the articles of second merger in accordance with the MGCL.

“Securities Act” means the U.S. Securities Act of 1933, as amended.

“SNDA” means Sonida Senior Living, Inc., a Delaware corporation.

“SNDA Board” means the board of directors of SNDA.

“SNDA Bylaws” means the Second Amended and Restated Bylaws of SNDA, as amended from time to time.

“SNDA Charter” means the Amended and Restated Certificate of Incorporation of SNDA, as amended.

“SNDA Common Stock” means common stock, par value $0.01 per share, of SNDA.

“SNDA Merger Sub” means SSL Sparti Property Holdings Inc. (f/k/a Sparti Merger Sub, Inc.), a Maryland corporation.

“SNDA Preferred Stock” means Series A Preferred Stock, par value $0.01 per share, of SNDA.

“SNDA Stock” means, collectively, SNDA Common Stock and SNDA Preferred Stock.

“Transaction Consideration” means, collectively, the Per Share Stock Consideration and the Per Share Cash Consideration.

“Transaction Reference Price” means $26.74.

“Treasury Regulations” means the regulations promulgated by the U.S. Department of the Treasury under the Code, as amended.

“TSA” means the Transition Services Agreement, dated as of November 4, 2025, by and between SNDA and CHC.

“Voting Agreement” means the Voting Agreement, dated as of November 4, 2025, by and among CHP and Conversant Investors.

“VWAP” means volume weighted average trading price.

i

ii

iii

QUESTIONS AND ANSWERS ABOUT THE SNDA SPECIAL MEETING AND THE CHP ANNUAL MEETING

The following questions and answers are intended to briefly address some commonly asked questions regarding the Merger Agreement, the Transactions, the SNDA Special Meeting and the CHP Annual Meeting. These questions and answers do not address all information that may be important to you as a stockholder. Please refer to the “Summary” beginning on page 16 and the detailed information contained elsewhere in this joint proxy statement/prospectus, the annexes to this joint proxy statement/prospectus and the documents incorporated by reference in this joint proxy statement/prospectus, which you should read carefully.

Q:	What is the proposed transaction?

A:

SNDA, CHP, Holdco, SNDA Merger Sub, and CHP Merger Sub have entered into the Merger Agreement, a copy of which is attached as Annex A to this joint proxy statement/prospectus and is incorporated by reference herein. The Merger Agreement provides for, among other things, an acquisition by SNDA of CHP through a series of steps ending with a forward merger of CHP with and into SNDA Merger Sub, with SNDA Merger Sub surviving the merger, as a result of which SNDA will indirectly own, through SNDA Merger Sub, all of the assets of CHP.

Q:	Why are SNDA and CHP proposing the Transactions?

A:

The SNDA Board and the CHP Board believe that the Transactions will provide a number of significant potential strategic opportunities and benefits that will be in the best interest of their respective stockholders. To review the reasons for the Transactions, see the information provided in the section entitled “The Transactions – SNDA’s Reasons for the Transactions; Recommendation of the SNDA Board of Directors” and “The Transactions – CHP’s Reasons for the Transactions; Recommendation of the CHP Board of Directors.”

Q:	Why am I receiving this joint proxy statement/prospectus?

A:

SNDA and CHP are delivering this joint proxy statement/prospectus to you because it is a joint proxy statement being used by both the SNDA Board and the CHP Board to solicit proxies of their respective stockholders in connection with the approval of the Transactions, the proposals contained herein, and certain other matters set forth herein. Votes of SNDA’s and CHP’s stockholders are required in connection with the Transactions. SNDA and CHP are sending these materials to their respective stockholders to help them decide how to vote their shares on the proposals described in this joint proxy statement/prospectus.

In order to approve an increase to the number of SNDA’s authorized shares and the issuance of shares of SNDA Common Stock to CHP stockholders and the Investors, SNDA has called a special meeting of its stockholders (the “SNDA Special Meeting”). This document serves as a proxy statement for the SNDA Special Meeting and describes the proposals to be presented at the SNDA Special Meeting.

CHP has called an annual meeting of its stockholders to approve the Transactions and certain other matters as described herein. This document serves as a proxy statement for the CHP Annual Meeting and describes the proposals to be presented at the CHP Annual Meeting.

This document is also a prospectus that is being delivered to holders of CHP Common Stock because, in connection with the Transactions, SNDA is offering shares of SNDA Common Stock to the holders of CHP Common Stock, as provided in the Merger Agreement and as described in this joint proxy statement/prospectus.

This joint proxy statement/prospectus contains important information about the Transactions and the proposals being voted on at the SNDA Special Meeting and the CHP Annual Meeting. You should read it carefully and in its entirety. The enclosed materials allow you to have your shares of SNDA Stock or CHP

Common Stock, as applicable, voted by proxy without attending the SNDA Special Meeting or the CHP Annual Meeting, as applicable. Your vote is very important, and each of SNDA and CHP encourage you to submit your proxy as soon as possible.

Q:	What will happen in the Transactions?

A:	Pursuant to the terms and conditions of the Merger Agreement, the Transactions will be effectuated as follows:

•

Equity Purchase: Effective as of 4:01 p.m. Eastern Time on the First Closing Date (the “Equity Purchase Effective Time”), CHP will transfer a portion of the equity of certain subsidiaries to SNDA Merger Sub, and in consideration therefor, SNDA will deposit with Computershare, Inc. (the “Exchange Agent”), for the benefit of CHP, a number of shares of SNDA Common Stock equal to the Aggregate Stock Consideration. Effective concurrently with the Equity Purchase Effective Time, CHP will adopt a plan of liquidation, in a form reasonably acceptable to SNDA.

•

First Merger: Effective as of 4:05 p.m. Eastern Time on the First Closing Date, CHP Merger Sub will merge with and into CHP, whereupon the separate existence of CHP Merger Sub will cease to exist and CHP will continue as the surviving entity in such merger. In connection with the First Merger, the Merger One Percentage of each share of CHP Common Stock will be automatically cancelled and converted into the right to receive a number of validly issued, fully paid and nonassessable shares of SNDA Common Stock equal to the Exchange Ratio, and the Remaining Share Interest will continue to be issued and outstanding and held by the holder thereof.

•

Second Merger: Effective as of 8:00 a.m. Eastern Time on the Second Closing Date, CHP will merge with and into SNDA Merger Sub, whereupon the separate existence of CHP will cease to exist and SNDA Merger Sub will continue as the surviving entity. In connection with the Second Merger, each Remaining Share Interest issued and outstanding immediately prior to the Second Merger Effective Time (other than the Excluded Shares) will be automatically cancelled and converted into the right to receive $2.32 in cash.

After completion of the Transactions, CHP will cease to exist and the CHP Common Stock will be deregistered under the Exchange Act. Holders of SNDA Stock will continue to own their existing shares of SNDA Stock. See the section of this joint proxy statement/prospectus entitled “The Transaction Agreements – Summary of the Merger Agreement” and the Merger Agreement attached as Annex A to this joint proxy statement/prospectus for more information about the Transactions.

Q:	What will holders of CHP Common Stock receive in connection with the Transactions?

A:

Pursuant to the Merger Agreement, each share of CHP Common Stock issued and outstanding immediately before the First Merger Effective Time (other than Excluded Shares) will be converted into the right to receive (a) $2.32 in cash and (b) the number of shares of SNDA Common Stock equal to $4.58 divided by the Closing VWAP subject to a collar of 15% below the Transaction Reference Price and 30% above the Transaction Reference Price, such that each share of CHP Common Stock will be converted into no more than 0.2015 of a share, and no less than 0.1318 of a share, of SNDA Common Stock. The precise number of shares of SNDA Common Stock to be issued by SNDA to former holders of CHP Common Stock will not be determined until two (2) business days prior to the consummation of the Transactions; however, after giving effect to the Transactions, including the Equity Financing, pre-transaction SNDA stockholders (including the Investors, taking into account the shares of SNDA Common Stock they will purchase in the Equity Financing) will collectively hold between 39.5% and 50% of the issued and outstanding shares of SNDA Common Stock on a fully diluted basis, and the former holders of CHP Common Stock will collectively hold between 50% and 60.5% of the issued and outstanding shares of SNDA Common Stock on a fully diluted basis, depending on the volume weighted average trading price of SNDA Common Stock during the Measurement Period. See the information provided in the section entitled “The Transaction Agreements – Summary of the Merger Agreement – Transaction Consideration” for more information about the Transaction Consideration to be paid to holders of CHP Common Stock.

Q:	How will holders of SNDA Common Stock be affected by the Transactions and the Equity Financing?

A:

Holders of SNDA Common Stock (other than the Investors, who will receive shares of SNDA Common Stock in the Equity Financing) will not receive any consideration in connection with the Transactions or the Equity Financing, and their shares of SNDA Common Stock will remain outstanding. Following the Second Merger Effective Time, shares of SNDA Common Stock will continue to be listed on the NYSE under the ticker symbol “SNDA”.

After giving effect to the Transactions, including the Equity Financing, pre-transaction SNDA stockholders (including the Investors, taking into account the shares of SNDA Common Stock they will purchase in the Equity Financing) will collectively hold between 39.5% and 50% of the issued and outstanding shares of SNDA Common Stock on a fully diluted basis, and the former holders of CHP Common Stock will collectively hold between 50% and 60.5% of the issued and outstanding shares of SNDA Common Stock on a fully diluted basis, depending on the volume weighted average trading price of SNDA Common Stock during the Measurement Period.

Q:	Were appraisals or valuations performed on the assets and liabilities of SNDA and CHP in connection with the Transactions?

A:	No third-party appraisals or valuations on the assets and liabilities of SNDA and CHP were obtained in connection with the Transactions.

Q:	If I am a CHP stockholder, how will I receive the Transaction Consideration to which I become entitled?

A:

As promptly as practicable following the Second Merger Effective Time, the Exchange Agent will deliver the Transaction Consideration to each former holder of CHP Common Stock in respect of the shares of CHP Common Stock held by such holder.

Q:	Will the value of the Transaction Consideration change between the date of this joint proxy statement/prospectus and the First Merger Effective Time?

A:

Yes. The number of shares of SNDA Common Stock to be issued to former holders of CHP Common Stock will be based on the volume weighted average trading price of shares of SNDA Common Stock in the ten trading days ending on the second business day before the First Closing Date; therefore, the precise number of shares to be issued by SNDA to former holders of CHP Common Stock will not be known at the time of the CHP Annual Meeting or the SNDA Special Meeting. Any fluctuation in the market price of SNDA Common Stock after the date of this joint proxy statement/prospectus will change the value of the shares of SNDA Common Stock that former holders of CHP Common Stock will receive.

Q:	How will the Transactions affect the outstanding CHP restricted stock awards?

A:

Each outstanding restricted stock award in respect of shares of CHP Common Stock will be forfeited immediately prior to the First Merger Effective Time and will not be entitled to receive any Transaction Consideration.

Q:	How are the Transactions being financed by SNDA?

A:	Debt Financing: In order to fund a portion of the cash consideration required for the consummation of the Transactions, transaction expenses and the repayment of CHP’s existing credit facilities, SNDA obtained a debt commitment letter for a 364-day senior secured bridge loan. In addition, following the signing of the Merger Agreement, SNDA obtained permanent debt financing in the form of senior secured term loans in an aggregate principal amount of $525,000,000 and secured an increase in its post-closing revolving credit facility from $300,000,000 effective as of the closing of the Transactions to $375,000,000. The amount of the bridge loan was reduced on a dollar-for-dollar basis by (i) the aggregate amount of the permanent debt financing and (ii) the $75,000,000 commitment increase under the post-closing revolving credit facility, to equal $300,000,000 as of the date of this joint proxy statement/prospectus. The amount of the bridge loan will further be reduced by an amount equal to the net proceeds of certain financing transactions, including any property-level agency or mortgage financing that SNDA raises before or after the Second Closing Date, if any. SNDA’s receipt of the debt financing is not a condition to closing the Transactions contemplated by the Merger Agreement. CHP will use its commercially reasonable efforts to cooperate with SNDA to obtain the debt financing, including any property-level financing.

Equity Financing: In order to fund a portion of the cash consideration required for the consummation of the Transactions, the Investors have committed to fund an aggregate amount of approximately $110 million in exchange for the issuance of 4,113,688 shares of SNDA Common Stock in a private placement pursuant to Section 4(a)(2) of the Securities Act, at a price per share equal to $26.74 per share, in accordance with the Investment Agreements.

For a more complete description of the financings, see the information provided in the section entitled “The Transactions – Investment Documents; Debt Financing” beginning on page 166.

Q:	When and where will each of the stockholder meetings take place?

A:

The SNDA Special Meeting will be held virtually via live audio webcast at meetnow.global/MNXNNRP, on February 26, 2026, at 10 a.m. Eastern time (9 a.m. Central time). There will be no physical location for the SNDA Special Meeting.

The CHP Annual Meeting will be held in person on March 6, 2026, at 10 a.m. Eastern time, at CNL Center at City Commons Tower I, 13th Floor, 450 South Orange Avenue, Orlando, Florida 32801.

Even if you plan to attend the SNDA Special Meeting or the CHP Annual Meeting, as applicable, SNDA and CHP each recommend that you vote your shares in advance as described below so that your vote will be counted even if you later decide not to or become unable to attend the applicable meeting.

Q:	What matters will be considered at the SNDA Special Meeting?

A:	At the SNDA Special Meeting, holders of SNDA Stock will be asked to consider and vote on the following proposals:

•

Authorized Share Increase Proposal—a proposal to approve an amendment to the SNDA Charter to increase the number of shares of SNDA Common Stock that SNDA is authorized to issue from 30,000,000 to 100,000,000 shares;

•

Stock Issuance Proposal—a proposal to approve the issuance of shares of SNDA Common Stock to (a) holders of shares of CHP Common Stock pursuant to the Merger Agreement and (b) those certain investors party to the Investment Agreements with SNDA pursuant to the Investment Agreements;

•

Advance Notice Proposal—a proposal to approve amendments to the SNDA Charter to provide for procedures regarding advance notice of stockholder nominations for the election of directors and other business to be brought before any meeting of stockholders to be as set forth in the SNDA Bylaws;

•	Indemnification Proposal—a proposal to approve amendments to the SNDA Charter to provide for customary limitations on indemnification and expense advancement for directors and officers; and

•

SNDA Adjournment Proposal—a proposal to adjourn the SNDA Special Meeting to another time or place, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the SNDA Special Meeting to approve the Authorized Share Increase Proposal or the Stock Issuance

Proposal. SNDA does not intend to call a vote on the SNDA Adjournment Proposal if there are sufficient votes to approve the Authorized Share Increase Proposal and the Stock Issuance Proposal at the SNDA Special Meeting.

See the section entitled “Proposals Submitted to SNDA Stockholders” for a detailed discussion of the proposals that holders of SNDA Stock will be asked to consider and vote on. Completion of the Transactions requires, among other things, that holders of SNDA Stock approve the Authorized Share Increase Proposal and the Stock Issuance Proposal.

Q:	What matters will be considered at the CHP Annual Meeting?

A:	At the CHP Annual Meeting, holders of CHP Common Stock will be asked to consider and vote on the following proposals:

•	Transactions Proposal - a proposal to approve the Transactions;

•

Director Election Proposal—a proposal to elect five director nominees named in this joint proxy statement/prospectus, provided, that if the Transactions are consummated, the director nominees’ terms as directors of CHP will cease at the effective time of the Transactions;

•	Auditor Ratification Proposal—a proposal to ratify the selection of CHP’s independent auditor for fiscal year 2025; and

•

CHP Adjournment Proposal—a proposal to approve the adjournment from time to time of the CHP Annual Meeting, if necessary, to solicit additional proxies in favor of the Transactions Proposal. CHP does not intend to call a vote on the CHP Adjournment Proposal if there are sufficient votes to approve the Transactions Proposal at the CHP Annual Meeting.

Completion of the Transactions requires, among other things, that holders of CHP Common Stock approve the Transactions Proposal.

See the section entitled “Proposals Submitted to CHP Stockholders” for a detailed discussion of the proposals that holders of CHP Common Stock will be asked to consider and vote on.

Q:	How can I attend the SNDA Special Meeting?

A:	The SNDA Special Meeting will be a virtual-only meeting conducted exclusively via live audio webcast at meetnow.global/MNXNNRP. There will be no physical location for the SNDA Special Meeting.

You will be able to attend the SNDA Special Meeting by visiting the SNDA Special Meeting Website at meetnow.global/MNXNNRP and entering a control number. If you hold your shares of SNDA Stock as a holder of record, your 15-digit control number will be printed on your proxy card. If instead you hold your shares of SNDA Stock through an account with a bank, broker or other nominee (that is, if you are the beneficial owner of shares held in “street name”), your bank, broker or other nominee may provide you with your 16-digit control number on the voting instruction form it furnishes to you; otherwise, you should contact your bank, broker or other nominee (preferably at least five (5) business days before the date of the SNDA Special Meeting) to obtain a legal proxy that will permit you to attend, and vote at, the SNDA Special Meeting. If you join the SNDA Special Meeting by using your control number or obtaining a legal proxy and logging in to the SNDA Special Meeting Website, you will be able to attend the SNDA Special Meeting and vote your shares online during the SNDA Special Meeting.

SNDA stockholders who participate in the SNDA Special Meeting via the SNDA Special Meeting Website will be considered to have attended the SNDA Special Meeting and to have been present at the SNDA Special Meeting “in person,” including for purposes of determining a quorum and counting votes.

Q:	How can I attend the CHP Annual Meeting?

A:	The CHP Annual Meeting will be held in person on March 6, 2026, at 10 a.m. Eastern time, at CNL Center at City Commons Tower I, 13th Floor, 450 South Orange Avenue, Orlando, Florida 32801.

CHP stockholders of record as of the close of business on the CHP Record Date, December 30, 2025, or their proxy holders and CHP’s guests may attend the CHP Annual Meeting. In addition, you must register in advance to attend the CHP Annual Meeting in person. To register, please send an email to cnlhealthcareannualmtg@cnl.com, along with your name, mailing address, email address and proof that you own shares of CHP. If your shares are held in street name (in the name of your broker, bank or other nominee), please include an account statement or letter from the street name holder indicating that you beneficially owned the registered shares as of the close of business on December 30, 2025, the record date for voting. You will receive confirmation back regarding your registration to attend the meeting in person. Personal photo identification and a copy of the confirmation of your advance registration to attend will be required to enter the meeting, which will be held at CNL Center at City Commons, Tower I, 13th Floor, 450 South Orange Avenue, Orlando, Florida 32801. To obtain directions to the CHP Annual Meeting, please call CHP at (407) 650-1000.

Q:	Whom do I contact if I am encountering difficulties attending the SNDA Special Meeting or the CHP Annual Meeting?

A:

If you encounter technical difficulties attending the SNDA Special Meeting, please call the technical support telephone number that will be posted at meetnow.global/MNXNNRP. Technicians will be available to assist you.

If you encounter difficulties attending the CHP Annual Meeting, please call CHP at (407) 650-1000.

Q:	How does the SNDA Board recommend that I vote at the SNDA Special Meeting?

A:

The SNDA Board unanimously recommends that holders of SNDA Stock vote “FOR” the Authorized Share Increase Proposal, vote “FOR” the Stock Issuance Proposal, vote “FOR” the Advance Notice Proposal, vote “FOR” the Indemnification Proposal and vote “FOR” the SNDA Adjournment Proposal (if presented at the SNDA Special Meeting).

In considering the recommendations of the SNDA Board, holders of SNDA Stock should be aware that SNDA directors and executive officers may have interests in the Transactions that are different from, or in addition to, the interests of holders of SNDA Stock generally. For a more complete description of these interests, see the information provided in the section entitled “The Transactions – Interests of SNDA’s Directors and Executive Officers in the Transactions.”

Q:	How does the CHP Board recommend that I vote at the CHP Annual Meeting?

A:

The CHP Board recommends that you vote “FOR” approval of the Transactions Proposal, “FOR” approval of the Director Election Proposal, “FOR” approval of the Auditor Ratification Proposal, and “FOR” approval of the CHP Adjournment Proposal, if necessary or appropriate, to solicit additional proxies.

In considering the recommendations of the CHP Board, holders of CHP Common Stock should be aware that CHP directors and executive officers may have interests in the Transactions that are different from, or in addition to, the interests of holders of CHP Common Stock generally. For a more complete description of these interests, see the information provided in the section entitled “The Transactions – Interests of CHP’s Directors and Executive Officers in the Transactions.”

Q:	Do any of SNDA’s directors or executive officers have interests in the Transactions that may differ from or be in addition to the interests of holders of SNDA Stock?

A:

Yes. In considering the recommendation of the SNDA Board to vote for the Authorized Share Increase Proposal, Stock Issuance Proposal, Additional Charter Amendment Proposals and SNDA Adjournment Proposal (if presented at the SNDA Special Meeting), you should be aware that SNDA’s directors and executive officers may have interests in the Transactions that may be different from, or in addition to, the interests of holders of SNDA Stock generally. The SNDA Board was aware of and considered these interests, among other matters, in evaluating and negotiating the Merger Agreement and the Transactions contemplated by the Merger Agreement, in adopting and approving the Merger Agreement and the Transactions contemplated by the Merger Agreement and in recommending to holders of SNDA Stock that they vote to approve the Authorized Share Increase Proposal, Stock Issuance Proposal, Additional Charter Amendment Proposals and SNDA Adjournment Proposal (if presented at the SNDA Special Meeting). For a detailed discussion of these interests, see the section entitled “The Transactions – Interests of SNDA’s Directors and Executive Officers in the Transactions.”

Q:	Do any of CHP’s directors or executive officers have interests in the Transactions that may differ from or be in addition to the interests of holders of CHP Common Stock?

A:

Yes. In considering the recommendation of the CHP Board to vote for the Transactions Proposal, you should be aware that certain of CHP’s directors and executive officers may have interests in the Transactions that may be different from, or in addition to, the interests of holders of CHP Common Stock generally. The CHP Board was aware of and considered these interests, among other matters, in evaluating, negotiating, adopting and approving the Merger Agreement and the Transactions and in recommending to CHP stockholders that they vote to approve the Transactions Proposal. For a detailed discussion of these interests, see the section entitled “The Transactions – Interests of CHP’s Directors and Executive Officers in the Transactions.”

Q:	Who is entitled to vote at the SNDA Special Meeting?

A:

The SNDA Board has fixed the close of business on December 30, 2025 as the record date for the SNDA Special Meeting. Only holders of record of SNDA Stock as of the close of business on the record date for the SNDA Special Meeting are entitled to notice of, and to vote at, the SNDA Special Meeting or any adjournment or postponement thereof. On the record date for the SNDA Special Meeting, there were 18,769,604 shares of SNDA Common Stock outstanding and 41,250 shares of SNDA Preferred Stock outstanding, which were convertible into 1,281,205 shares of SNDA Common Stock and are entitled to an aggregate of 1,281,205 votes on the proposals to be considered at the SNDA Special Meeting.

If you hold your shares of SNDA Stock through an account with a bank, broker or other nominee (that is, if you are the beneficial owner of shares held in “street name”), your bank, broker or other nominee that is the holder of record of those shares can give you the right to vote those shares at the SNDA Special Meeting. See the answer to the question “How can I attend the SNDA Special Meeting?” above for additional information.

Each holder of SNDA Common Stock is entitled to cast one (1) vote on each matter properly brought before the SNDA Special Meeting for each share of SNDA Common Stock that such holder owned of record as of the record date. Each holder of SNDA Preferred Stock is entitled to a number of votes equal to the number of shares of SNDA Common Stock to which such shares of SNDA Preferred Stock could be converted as of the record date for the SNDA Special Meeting on all matters to be acted upon at the SNDA Special Meeting, voting together with the holders of SNDA Common Stock as a single class. As of the close of business on the record date for the SNDA Special Meeting, there were 18,769,604 outstanding shares of SNDA Common Stock and 41,250 outstanding shares of SNDA Preferred Stock entitled to an aggregate of 1,281,205 votes on the proposals to be considered at the SNDA Special Meeting. Attendance at the SNDA Special Meeting is not required to vote. See the section entitled “The SNDA Special Meeting – Proxies” for instructions on how to vote your shares without attending the SNDA Special Meeting.

In connection with the execution of the Merger Agreement, certain investment entities affiliated with Conversant that hold shares of SNDA Stock representing approximately 52.6% of the votes entitled to be cast by the holders of outstanding shares of capital stock of SNDA entered into a Voting Agreement with CHP. Pursuant to the Voting Agreement, certain affiliates of Conversant agreed, among other things, to (a) vote their shares of SNDA Stock in favor of the Authorized Share Increase Proposal, the Stock Issuance Proposal and the SNDA Adjournment Proposal, and subject to certain exceptions, against any other action, agreement or proposal that would result in any condition in the Merger Agreement not being satisfied or that would reasonably be expected to prevent or delay consummation of the Transactions, and (b) grant an irrevocable proxy in favor of CHP in respect of the foregoing. The Voting Agreement will terminate automatically upon the earliest to occur of (i) termination of the Merger Agreement, (ii) the Equity Purchase Effective Time or (iii) prior to SNDA stockholder approval, there are certain amendments to the Merger Agreement that are or would reasonably be expected to be materially adverse to such entities affiliated with Conversant parties to the Voting Agreement without their prior written consent (not to be unreasonably withheld, conditioned or delayed). Because the holders of SNDA Stock who signed the Voting Agreement hold more than 50% of the outstanding shares of SNDA Stock held by all holders of SNDA Common Stock entitled to vote at the SNDA Special Meeting, the approval of the Authorized Share Increase Proposal, the Stock Issuance Proposal, and the SNDA Adjournment Proposal (if presented at the SNDA Special Meeting) is ensured. For a detailed discussion of the Voting Agreement, see the section entitled “The Transaction Agreements – Summary of the Voting Agreement.”

Q:	Who is entitled to vote at the CHP Annual Meeting?

A:

Only stockholders of record of CHP Common Stock as of the close of business on the CHP Record Date, December 30, 2025, are entitled to vote at the CHP Annual Meeting. The holders of CHP Common Stock are entitled to one vote for each share registered in their names on the record date with respect to all matters to be acted upon at the meeting. If you are a CHP stockholder that holds your shares of CHP Common Stock through a bank, broker or other nominee, see the section of this joint proxy statement/prospectus entitled “The CHP Annual Meeting—Voting by Street Name Holder; Broker Non-Votes” below regarding directing your record holder on how to vote your shares. As of the close of business on the CHP Record Date, CHP had outstanding approximately 175,274,045 shares of CHP Common Stock, the only class of stock outstanding and entitled to vote at the CHP Annual Meeting.

Q:	What constitutes a quorum for the SNDA Special Meeting?

A:

A majority of the outstanding shares of SNDA Stock entitled to vote, represented in person or by proxy, shall constitute a quorum at the SNDA Special Meeting. In the event that a quorum is not present at the SNDA Special Meeting, a majority of the SNDA stockholders entitled to vote at the meeting, who are present in person or represented by proxy, may adjourn the SNDA Special Meeting to a later date and time (in each case, subject to applicable law and compliance with the SNDA Charter and the SNDA Bylaws). If you fail to submit a proxy or to vote at the SNDA Special Meeting on a proposal, or fail to instruct your bank, broker or other nominee how to vote on any proposals, your shares of SNDA Stock will not be counted towards a quorum. Abstentions are considered present for purposes of establishing a quorum.

Q:	What constitutes a quorum for the CHP Annual Meeting?

A:

The presence at the meeting, in person or by proxy, of stockholders entitled to cast 50% of all the votes entitled to be cast at the CHP Annual Meeting as of the close of business on the CHP Record Date will constitute a quorum. Abstentions and broker non-votes (defined below) will be considered as present for purposes of determining the presence of a quorum. If, however, a quorum is not present at the CHP Annual Meeting, the CHP stockholders entitled to vote at the CHP Annual Meeting, present in person or by proxy, have the power to adjourn the meeting from time to time to a date not more than one hundred twenty (120) days after the original record date without notice other than announcement at the meeting.

Q:	What vote is required for the approval of each proposal at the SNDA Special Meeting?

A:

Authorized Share Increase Proposal: Approval of the Authorized Share Increase Proposal requires that the number of votes cast in favor of the Authorized Share Increase Proposal by the holders of outstanding shares of SNDA Stock entitled to vote thereon voting together as a single class, and with respect to the SNDA

Preferred Stock, on an as-converted basis, exceeds the number of votes cast by such holders against the Authorized Share Increase Proposal.

•	Effect of abstentions: Abstentions will have no effect on the Authorized Share Increase Proposal.

Stock Issuance Proposal: Approval of the Stock Issuance Proposal requires that a majority of the votes cast by the holders of outstanding shares of SNDA Stock entitled to vote thereon voting together as a single class, and with respect to the SNDA Preferred Stock, on an as-converted basis, are voted in favor of the Stock Issuance Proposal.

•	Effect of abstentions: Abstentions will have no effect on the Stock Issuance Proposal.

Additional Charter Amendment Proposals: Approval of each of the Advance Notice Proposal and the Indemnification Proposal requires approval of two-thirds of the voting power of all issued and outstanding voting stock of SNDA entitled to vote generally in the election of directors.

•	Effect of abstentions: Abstentions will have the same effect as a vote “AGAINST” the Advance Notice Proposal and “AGAINST” the Indemnification Proposal, as applicable.

SNDA Adjournment Proposal: Approval of the SNDA Adjournment Proposal requires that a majority of the votes cast by the holders of outstanding shares of SNDA Stock entitled to vote thereon voting together as a single class, and with respect to the SNDA Preferred Stock, on an as-converted basis, are voted in favor of approving the SNDA Adjournment Proposal.

•	Effect of abstentions: Abstentions will have no effect on the SNDA Adjournment Proposal.

Q:	What vote is required for the approval of each proposal at the CHP Annual Meeting?

A:

Transactions Proposal: Approval of the Transactions Proposal requires the affirmative vote of the holders of shares of CHP Common Stock entitled to cast a majority of all votes entitled to be cast on the matter.

•	Effect of abstentions: Abstentions and broker non-votes will have the same effect as a vote “AGAINST” the Transactions Proposal.

Director Election Proposal: The election of each of the CHP director nominees requires the affirmative vote of a majority of the votes cast on the Director Election Proposal.

•	Effect of abstentions: Abstentions and broker non-votes will have no effect on the Director Election Proposal.

Auditor Ratification Proposal: Approval of the Auditor Ratification Proposal requires the affirmative vote of a majority of the votes cast on the Auditor Ratification Proposal.

•	Effect of abstentions: Abstentions and broker non-votes will have no effect on the Auditor Ratification Proposal.

CHP Adjournment Proposal: Approval of the CHP Adjournment Proposal requires the affirmative vote of a majority of the votes cast on the CHP Adjournment Proposal.

•	Effect of abstentions: Abstentions and broker non-votes will have no effect on the CHP Adjournment Proposal.

If you do not give instructions to your street name holder at least ten days before the CHP Annual Meeting, the bank, broker or other nominee will be entitled to vote your shares of CHP Common Stock in its discretion only with respect to the Auditor Ratification Proposal, but will not be able to vote your shares of CHP Common Stock on any other proposal, and your shares will be counted as “broker non-votes” on the Transactions Proposal, the Director Election Proposal and the CHP Adjournment Proposal (if presented at the CHP Annual Meeting).

CHP does not intend to call a vote on the CHP Adjournment Proposal if there are sufficient votes to approve the Transactions Proposal at the CHP Annual Meeting.

Q:	Have any SNDA stockholders or CHP stockholders already agreed to vote in favor of the proposals?

A:

Yes. In connection with the execution of the Merger Agreement, certain investment entities affiliated with Conversant that hold shares of SNDA Stock representing approximately 52.6% of the votes entitled to be cast by the holders of outstanding shares of capital stock of SNDA, entered into a Voting Agreement with CHP. Pursuant to the Voting Agreement, certain affiliates of Conversant agreed, among other things, to (a) vote their shares of SNDA Stock in favor of the Authorized Share Increase Proposal, the Stock Issuance Proposal and the SNDA Adjournment Proposal, and subject to certain exceptions, against any other action, agreement or proposal that would result in any condition in the Merger Agreement not being satisfied or that would reasonably be expected to prevent or delay consummation of the Transactions, and (b) grant an irrevocable proxy in favor of CHP in respect of the foregoing. Because the holders of SNDA Stock who signed the Voting Agreement hold more than 50% of the outstanding shares of SNDA Stock held by all holders of SNDA Common Stock entitled to vote at the SNDA Special Meeting, the approval of the Authorized Share Increase Proposal, the Stock Issuance Proposal, and the SNDA Adjournment Proposal (if presented at the SNDA Special Meeting) is ensured. For a detailed discussion of the Voting Agreement, see the information provided in the section entitled “The Transaction Agreements – Summary of the Voting Agreement.”

To CHP’s knowledge, no CHP stockholder has entered into any agreement to vote any shares of CHP Common Stock either in favor or against any proposal at the CHP Annual Meeting.

Q:	What if I hold shares in both SNDA and CHP?

A:

If you hold shares of both SNDA Stock and CHP Common Stock, you will receive two separate packages of proxy materials. A vote cast as a holder of SNDA Stock will not count as a vote cast as a holder of CHP Common Stock, and a vote cast as a holder of CHP Common Stock will not count as a vote cast as a holder of SNDA Stock. Therefore, please submit separate proxies for your shares of SNDA Stock and your shares of CHP Common Stock.

Q:	How can I vote my shares while in attendance at the applicable meeting?

A:

Record holders: Shares held directly in your name as the holder of record of SNDA Stock or CHP Common Stock may be voted at the SNDA Special Meeting or the CHP Annual Meeting, as applicable. If you choose to vote your shares of SNDA Stock at the SNDA Special Meeting via the SNDA Special Meeting Website, please follow the instructions on your proxy card. If you choose to vote your shares of CHP Common Stock at the CHP Annual Meeting via the CHP Annual Meeting Website, please follow the instructions on your proxy card.

Shares in “street name”: If your shares of SNDA Stock or CHP Common Stock are held in street name, you should contact your bank, broker or other nominee (preferably at least five business days before the date of the applicable meeting) to obtain a legal proxy that will permit you to attend, and vote at, the applicable meeting.

Even if you plan to attend the SNDA Special Meeting or the CHP Annual Meeting, as applicable, SNDA and CHP each recommend that you vote your shares in advance as described below so that your vote will be counted if you later decide not to or become unable to attend the applicable meeting.

Additional information on attending the stockholder meetings can be found in the section entitled “The SNDA Special Meeting” and in the section entitled “The CHP Annual Meeting.”

Q:	How can I vote my shares without attending the stockholder meeting?

A:

Whether you hold shares directly as the holder of record of SNDA Stock or CHP Common Stock, you may direct your vote by proxy without attending the SNDA Special Meeting or the CHP Annual Meeting, as applicable.

If you are a record holder of SNDA Stock or CHP Common Stock, you can authorize a proxy to vote your shares via the Internet, by telephone or by mail by following the instructions provided in the enclosed proxy card. If you beneficially own shares held in “street name,” you should follow the voting instructions provided by your bank, broker or other nominee. If you hold your shares of SNDA Stock in a stock brokerage account or if your shares are held by a bank, broker or other nominee (that is, in “street name”) and you fail to give voting instructions, your bank, broker or other nominee will not vote those shares. If you hold your shares of CHP Common Stock in a stock brokerage account or if your shares are held by a bank, broker or other nominee (that is, in “street name”) and you fail to give voting instructions, your bank, broker or other nominee will not vote those shares on any of the proposals other than the Auditor Ratification Proposal.

If you are a record holder of SNDA Stock or CHP Common Stock and you intend to submit your proxy by telephone or via the Internet, you must do so by no later than the time the polls are closed at the SNDA Special Meeting or 11:59 p.m. Eastern time (10:59 p.m. Central time) on the day before the CHP Annual Meeting, as applicable. If you are a record holder of SNDA Stock or CHP Common Stock and you intend to submit your proxy by mail, your completed and signed proxy card must be received prior to the SNDA Special Meeting or the CHP Annual Meeting, as applicable. Additional information on attending the stockholder meetings can be found under the section entitled “The SNDA Special Meeting” and under the section entitled “The CHP Annual Meeting.”

Q:	Why is my vote important?

A:

If you do not submit a proxy or voting instructions or vote in person at the SNDA Special Meeting you will not be deemed to have cast a vote with respect to the Authorized Share Increase Proposal, the Stock Issuance Proposal, the Advance Notice Proposal, the Indemnification Proposal or the SNDA Adjournment Proposal (if presented at the SNDA Special Meeting).

If you do not submit a proxy or voting instructions or vote in person at the CHP Annual Meeting, you will not be deemed to have cast a vote with respect to the Transactions Proposal, the Director Election Proposal, or the CHP Adjournment Proposal (if presented at the CHP Annual Meeting). Your bank, broker or other nominee may vote your shares with respect to the Auditor Ratification Proposal.

Q:	What do I need to do now?

A:

After carefully reading and considering the information contained in this joint proxy statement/prospectus, please vote as soon as possible. If you hold shares of SNDA Stock or CHP Common Stock as a holder of record, please respond by completing, signing and dating the accompanying proxy card and returning it in the enclosed postage-paid envelope, or by submitting your proxy by telephone or via the Internet, as soon as possible so that your shares may be represented at the applicable meeting. If you beneficially own shares held in “street name,” you should follow the voting instructions provided by your bank, broker or other nominee.

Q:	Can I change my vote after I have delivered my proxy or voting instruction card?

A:	Yes. You can change your vote at any time before your proxy is voted at the applicable meeting. You can do this by:

•	timely delivery of a written notice of revocation of your proxy to SNDA’s secretary or CHP’s corporate secretary, as applicable, before the date of the applicable meeting;

•

properly signing and returning a subsequently dated proxy by no later than the time the polls are closed at the SNDA Special Meeting or 11:59 p.m. Eastern time (10:59 p.m. Central time) on the day before the CHP Annual Meeting, as applicable;

•	authorizing another proxy by telephone or the Internet at a later time; or

•	attending and voting at the applicable meeting.

If you hold your shares of SNDA Stock or CHP Common Stock through a bank, broker or other nominee, you should contact your bank, broker, or other nominee to change your vote.

Q:	Will SNDA be required to submit the Authorized Share Increase Proposal and the Stock Issuance Proposal to its stockholders even if the SNDA Board has withdrawn or modified its recommendation?

A:

Yes. Unless the Merger Agreement is terminated before the SNDA Special Meeting, SNDA is required to submit the Authorized Share Increase Proposal and the Stock Issuance Proposal to its stockholders even if the SNDA Board has withdrawn or modified its recommendation.

Q:	Will CHP be required to submit the Transactions Proposal to its stockholders even if the CHP board of directors has withdrawn or modified its recommendation?

A:

Yes. Unless the Merger Agreement is terminated before the CHP Annual Meeting, CHP is required under the terms of the Merger Agreement to submit the Transactions Proposal to its stockholders even if the CHP Board has withdrawn or modified its recommendation.

Q:	What happens if I transfer my shares of SNDA Stock or CHP Common Stock after the record date but before the date of the SNDA Special Meeting or the CHP Annual Meeting, as applicable?

A:

The respective record dates for the SNDA Special Meeting and the CHP Annual Meeting are earlier than the date of the SNDA Special Meeting and the CHP Annual Meeting and the date that the Transactions are expected to be completed. If you transfer your shares of SNDA Stock or CHP Common Stock after the applicable record date but before the date of the SNDA Special Meeting or the CHP Annual Meeting, you will retain your right to vote at the SNDA Special Meeting or the CHP Annual Meeting, as applicable, but holders of CHP Common Stock who have transferred their shares of CHP Common Stock before the First Merger Effective Time will not have the right to receive the Transaction Consideration to be received by the holders of CHP Common Stock in the Transactions.

Q:	Are holders of CHP Common Stock entitled to appraisal or dissenters’ rights?

A:	No. No appraisal or dissenters’ rights will be available to the holders of CHP Common Stock in connection with the Transactions.

Q:

Are there any risks that I should consider as a holder of SNDA Stock in deciding whether to vote for the approval of the Authorized Share Increase Proposal, the Stock Issuance Proposal or the Additional Charter Amendment Proposals, or the other proposals to be considered at the SNDA Special Meeting?

A:

Yes. You should read and carefully consider the risk factors set forth below in the section entitled “Risk Factors.” You also should read and carefully consider the risk factors of SNDA contained in the documents that are incorporated by reference into this joint proxy statement/prospectus.

Q:

Are there any risks that I should consider as a holder of CHP Common Stock in deciding whether to vote for the approval of the Transactions Proposal, or the other proposals to be considered at the CHP Annual Meeting?

A:

Yes. You should read and carefully consider the risk factors set forth below in the section entitled “Risk Factors.” You also should read and carefully consider the risk factors of CHP contained in the documents that are periodically filed with the SEC.

Q:	What are the material U.S. federal income tax consequences of the Transactions to holders of CHP Common Stock?

A:

For CHP stockholders, the Transactions will be treated as taxable sales for U.S. federal income tax purposes of CHP Common Stock in exchange for the Transaction Consideration. As a result, a U.S. stockholder (as defined below) will recognize gain or loss equal to the difference, if any, between the fair market value of the Transaction Consideration received and such stockholder’s adjusted tax basis in the CHP Common Stock exchanged. The U.S. federal income tax consequences of the Transactions to a non-U.S. stockholder (as defined below) will depend on various factors, including whether the receipt of Transaction Consideration in exchange for CHP Common Stock is treated as a distribution from CHP to its stockholders that is attributable to gain from the sale of “United States real property interests,” or USRPIs.

The tax consequences to CHP stockholders of the Transactions will depend on such holders’ specific situations. CHP stockholders should consult their own tax advisors for a full understanding of the tax consequences of the Transactions. For further discussion of the U.S. federal income tax consequences of the Transactions to holders of CHP Common Stock whose shares of CHP Common Stock are surrendered in the Transactions in exchange for the Transaction Consideration pursuant to the Merger Agreement, and of the ownership and disposition of SNDA Common Stock by holders who receive such shares in connection with the Transactions, see “Material U.S. Federal Income Tax Consequences of the Transactions.”

Q:	Will CHP continue to pay dividends or other distributions prior to the consummation of the Transactions?

A:

Yes. Pursuant to the Merger Agreement, although CHP has agreed, during the pendency of the Transactions, not to authorize, declare or pay any dividend or other distribution (whether in cash, stock, property or otherwise) with respect to shares of CHP Common Stock, CHP may pay a regular quarterly dividend of up to $0.02560 per share of CHP Common Stock with respect to each full fiscal quarter ending prior to the First Closing Date and a pro rata portion of the quarterly dividend of $0.02560 for each partial quarter prior to the First Closing Date. These dividends will not impact the Transaction Consideration payable by SNDA.

In addition, CHP may declare and pay dividends and make other distributions necessary in order for CHP to maintain its status as a REIT and to avoid or reduce the imposition of any entity-level income or excise taxes for any period or portion thereof ending on or prior to the Second Merger Effective Time (each, a “CHP Special Distribution”); however, any CHP Special Distribution declared or paid by CHP will have the effect of reducing the Transaction Consideration payable by SNDA by a corresponding amount.

Q:	When are the Transactions expected to be completed?

A:

SNDA and CHP expect the Transactions to close during the first half of 2026. However, neither SNDA nor CHP can predict the actual date on which the Transactions will be completed, or if the Transactions will be completed at all, because completion is subject to conditions and factors outside the control of both SNDA and CHP. SNDA and CHP must obtain the approval of the holders of SNDA Stock for the Authorized Share Increase Proposal and the Stock Issuance Proposal and the approval of the holders of CHP Common Stock for the Transactions Proposal, as well as obtain regulatory approval and satisfy certain other closing conditions.

Q:	What are the conditions to completion of the Transactions?

A:

The obligations of SNDA and CHP to complete the Transactions are subject to the satisfaction or waiver of certain closing conditions contained in the Merger Agreement, including: (a) the affirmative vote of the holders of a majority of the outstanding shares of CHP Common Stock entitled to vote approving all of the transactions contemplated by the Merger Agreement, (b) (i) in respect of the Authorized Share Increase Proposal, the number of votes cast in favor of the Authorized Share Increase Proposal by the stockholders of

SNDA entitled to vote thereon must exceed the number of votes cast by such holders against the Authorized Share Increase Proposal, and (ii) in respect of the Stock Issuance Proposal, a majority of the votes cast by the stockholders of SNDA entitled to vote on the Stock Issuance Proposal are voted in favor of approving the Stock Issuance Proposal; (c) the absence of any law, injunction, judgment or order issued by a governmental authority of competent jurisdiction that prohibits, makes illegal or enjoins the consummation of the transactions contemplated by the Merger Agreement; (d) the absence of a CHP material adverse effect or SNDA material adverse effect; (e) the shares of SNDA Common Stock to be issued pursuant to the Merger Agreement have been authorized for listing on the NYSE and SNDA’s registration statement on Form S-4 will have become effective; (f) other customary closing conditions relating to, among other things, the representations, warranties and covenants of the parties; (g) in the case of SNDA, Holdco and SNDA Merger Sub’s obligations to consummate the transactions contemplated by the Merger Agreement, (i) SNDA will have received an opinion that CHP has operated in conformity with the requirements for qualification and taxation as a REIT and (ii) applicable regulatory approvals will have been received and waiting periods will have expired; and (h) in the case of CHP’s obligations to consummate the transactions contemplated by the Merger Agreement, (i) the Equity Financing will have been consummated, (ii) director and officer insurance will have been obtained for CHP’s directors and officers, and (iii) as of the Second Merger Effective Time, the SNDA Board will include Stephen H. Mauldin and one (1) additional individual designated by CHP (subject to approval by the SNDA Board’s Nominating and Corporate Governance Committee of each director).

Q:	What happens if the Transactions are not completed?

A:

If the Transactions are not completed, holders of CHP Common Stock will not receive any Transaction Consideration for their shares of CHP Common Stock in connection with the Transactions, and CHP Common Stock will not be exchanged for SNDA Common Stock and cash in connection with the Transactions. Instead, CHP will remain an independent company, and SNDA will not complete the issuance of shares of SNDA Common Stock pursuant to the Merger Agreement or the Investment Agreements. In addition, the Merger Agreement provides for the payment by CHP to SNDA of a termination fee of $30 million if the Merger Agreement is terminated in specified circumstances, for payment by SNDA to CHP of a termination fee of $30 million if the Merger Agreement is terminated in specified circumstances and for CHP to reimburse SNDA for up to $10,000,000 of its documented, reasonable, out-of-pocket transaction related expenses paid or payable if the Merger Agreement is terminated in specified circumstances. See the section entitled “The Transaction Agreements – Summary of the Merger Agreement – Termination of the Merger Agreement; Termination Fees and Expenses” for a detailed discussion of the circumstances under which a termination fee or reimbursement of expenses will be required to be paid by either SNDA or CHP.

Q:	What should I do if I receive more than one set of voting materials for the same stockholder meeting?

A:

If you hold shares of SNDA Stock or CHP Common Stock in “street name” and also directly in your name as a holder of record or otherwise, or if you hold shares of SNDA Stock or CHP Common Stock in more than one brokerage account, you may receive more than one set of voting materials relating to the same special meeting.

Record holders: For shares held directly, please complete, sign, date and return each proxy card (or cast your vote by telephone or via the Internet as provided on each proxy card) or otherwise follow the voting instructions provided in this joint proxy statement/prospectus in order to ensure that all of your shares of SNDA Stock or CHP Common Stock are voted.

Shares in “street name”: For shares held in “street name” through multiple banks, brokers or other nominees, you should follow the procedures provided by each bank, broker or other nominee to vote your shares.

Q:	Who can help answer my questions?

A:

SNDA stockholders: If you have any questions about the Transactions or how to submit your proxy card or voting instruction form, or if you need additional copies of this joint proxy statement/prospectus, please contact SNDA’s proxy solicitor, Georgeson, by calling toll-free at (866) 486-5272.

CHP stockholders: If you have any questions about the Transactions or how to submit your proxy card or voting instruction form, or if you need additional copies of this joint proxy statement/prospectus, please contact CHP’s secretary at Attention: Tracey Bracco, Corporate Secretary, CNL Healthcare Properties, CNL Center at City Commons, 450 South Orange Avenue, 14th Floor, Orlando, Florida 32801, or by telephone at 866-650-0650, or CHP’s proxy solicitor, Broadridge, by calling toll-free at 1-866-705-9920.

SUMMARY

The following summary highlights some of the information contained in this joint proxy statement/prospectus. This summary may not contain all of the information that is important to you. For a more complete description of the merger agreement and the transactions contemplated by the merger agreement, SNDA and CHP encourage you to read carefully this entire joint proxy statement/prospectus including the attached Annexes and the other documents to which we have referred you. See also the section entitled “Where You Can Find More Information” beginning on page 261. We have included page references to direct you to a more complete description of the topics presented in this summary.

The Parties to the Transactions (pages 98 and 99)

SNDA is a leading owner, operator and investor in independent living, assisted living and memory care communities and services for senior adults in the United States in terms of resident capacity. As of September 30, 2025, SNDA owned, managed or invested in 97 senior housing communities in 20 states with an aggregate capacity of approximately 10,250 residents, including 84 owned senior housing communities (including 4 owned through joint venture investments in consolidated entities and 4 owned through a joint venture investment in an unconsolidated entity) and 13 communities that SNDA manages on behalf of a third party. Shares of SNDA Common Stock are listed on the NYSE and trade under the ticker symbol “SNDA”. SNDA’s principal executive office is 14755 Preston Road, Suite 810, Dallas, Texas 75254, and its telephone number is (972) 770-5600.

Holdco is a wholly-subsidiary of SNDA. Holdco was formed solely in connection with the Transactions. Holdco has not carried on any activities to date, except for activities incidental to its formation and activities undertaken in connection with the Transactions. Holdco was formed in the State of Delaware on October 28, 2025. Holdco’s principal executive office is 14755 Preston Road, Suite 810, Dallas, Texas 75254, and its telephone number is (972) 770-5600.

SSL Sparti Property Holdings Inc. (f/k/a Sparti Merger Sub, Inc., “SNDA Merger Sub”) is a wholly-owned subsidiary of Holdco and an indirect wholly-owned subsidiary of SNDA and was incorporated solely for the purpose of completing the Transactions. SNDA Merger Sub has not carried on any activities to date, except for activities incidental to its incorporation and activities undertaken in connection with the Transactions. SNDA Merger Sub was formed in the State of Maryland on October 14, 2025. On November 26, 2025, SNDA Merger Sub changed its name in the State of Maryland from Sparti Merger Sub, Inc. to SSL Sparti Property Holdings Inc. SNDA Merger Sub’s principal executive office is 14755 Preston Road, Suite 810, Dallas, Texas 75254, and its telephone number is (972) 770-5600.

CHP is a public, non-traded real estate investment trust focused on institutional quality senior housing holdings, including stabilized, value-add and ground-up development assets. CHP owns a portfolio of 69 senior housing communities and one vacant land parcel with an effective average asset age of under 16 years. The portfolio spans 26 states consisting of 54 senior housing operating properties (“SHOP”) communities and 15 triple net leased assets that comprise a total of 7,535 units. CHP’s principal executive office is 450 South Orange Avenue, Suite 1400, Orlando, FL 32801, and its telephone number is (407) 650-1000.

CHP Merger Sub is a wholly-owned subsidiary of CHP and was incorporated solely for the purpose of completing the Transactions. CHP Merger Sub has not carried on any activities to date, except for activities incidental to its incorporation and activities undertaken in connection with the Transactions. CHP Merger Sub was formed in the State of Maryland on October 31, 2025. CHP’s principal executive office is 450 South Orange Avenue, Suite 1400, Orlando, FL 32801, and its telephone number is (407) 650-1000.

The Transactions and the Merger Agreement (pages 116 and 170)

The terms and conditions of the Transactions are contained in the Merger Agreement, a copy of which is attached as Annex A to this joint proxy statement/prospectus. You are encouraged to read the Merger Agreement carefully and in its entirety, as it is the primary legal document that governs the Transactions.

The Merger Agreement provides, among other things, that, on the terms and subject to the conditions set forth therein:

•

Effective as of the Equity Purchase Effective Time, CHP will transfer to SNDA Merger Sub (a) the Merger One Percentage of the outstanding operating partnership units of CHP Partners, LP, a Delaware limited partnership and wholly-owned subsidiary of CHP, (b) a membership interest in CHP GP, LLC, a Delaware limited liability company and wholly-owned subsidiary of CHP, representing a 50% membership interest in CHP GP, LLC, and (c) the Merger One Percentage of the outstanding shares of common stock, par value $1.00 per share, of CHP TRS Holdings, Inc., a Delaware corporation and wholly-owned subsidiary of CHP. In consideration for the transfer of the foregoing units, membership interests and shares, SNDA will issue a number of shares of SNDA Common Stock equal to the Aggregate Stock Consideration to CHP;

•	Effective concurrently with the Equity Purchase Effective Time, CHP will adopt a plan of liquidation, in a form reasonably acceptable to SNDA;

•

Effective as of the First Merger Effective Time, CHP Merger Sub will merge with and into CHP, with CHP surviving such merger (the “First Merger”). In connection with the First Merger, the Merger One Percentage of each share of CHP Common Stock issued and outstanding immediately prior to the First Merger Effective Time (other than the Excluded Shares) will be automatically cancelled and converted into the right to receive a number of validly issued, fully paid and nonassessable shares of SNDA Common Stock equal to the Exchange Ratio, and the Remaining Share Interest will continue to be issued and outstanding and held by the holder thereof; and

•

Effective as of the Second Merger Effective Time, CHP will merge with and into SNDA Merger Sub, with SNDA Merger Sub surviving such merger (the “Second Merger”). In connection with the Second Merger, each Remaining Share Interest issued and outstanding immediately prior to the Second Merger Effective Time (other than the Excluded Shares) will be automatically cancelled and converted into the right to receive $2.32 in cash.

Transaction Consideration (page 171)

Stock Consideration

Pursuant to the Merger Agreement, at the First Merger Effective Time, by virtue of the consummation of the First Merger and without any further action on the part of CHP, SNDA, SNDA Merger Sub or the holders of any securities of CHP, SNDA, or SNDA Merger Sub:

•

the Merger One Percentage of each share of CHP Common Stock issued and outstanding immediately prior to the First Merger Effective Time (other than the Excluded Shares) will be automatically cancelled and converted into the right to receive a number of validly issued, fully paid and nonassessable shares of SNDA Common Stock (rounded to the fourth digit) equal to the Exchange Ratio; and

•	the Remaining Share Interest will continue to be issued and outstanding and held by the holder thereof.

In lieu of the delivery of fractional shares of SNDA Common Stock, after aggregating all shares of CHP Common Stock converted with respect to each former holder of CHP Common Stock, the Exchange Agent, on behalf of SNDA, will pay to each former holder of CHP Common Stock an amount in cash (rounded to the nearest cent) determined by multiplying (a) the Closing VWAP by (b) the fraction of a share (rounded to the nearest thousandth when expressed in decimal form) of SNDA Common Stock that such former holder of CHP Common Stock would otherwise be entitled to receive pursuant to the Merger Agreement.

Cash Consideration

Pursuant to the Merger Agreement, at the Second Merger Effective Time, by virtue of the consummation of the Second Merger and without any further action on the part of CHP, SNDA, SNDA Merger Sub or the holders of any securities of CHP, SNDA, or SNDA Merger Sub, each Remaining Share Interest issued and outstanding immediately prior to the Second Merger Effective Time (other than the Excluded Shares) will be automatically cancelled and converted into the right to receive the Per Share Cash Consideration. Any shares of CHP Common Stock issued between the First Merger Effective Time and the Second Merger Effective Time will be cancelled for no consideration and cease to exist effective as of the Second Merger Effective Time.

Ownership Following the Transactions

Pursuant to the Merger Agreement, each share of CHP Common Stock issued and outstanding immediately before the First Merger Effective Time (other than Excluded Shares) will be cancelled and convert into the right to receive (a) $2.32 in cash and (b) the number of shares of SNDA Common Stock equal to the Exchange Ratio. The precise number of shares to be issued by SNDA to former holders of CHP Common Stock will not be determined until two (2) business days prior to the consummation of the Transactions; however, after giving effect to the Transactions, including the Equity Financing, current SNDA stockholders (including the Investors, taking into account the shares of SNDA Common Stock they will purchase in the Equity Financing) will collectively hold between 39.5% and 50% of the issued and outstanding shares of SNDA Common Stock on a fully diluted basis, and the former holders of CHP Common Stock will collectively hold between 50% and 60.5% of the issued and outstanding shares of SNDA Common Stock on a fully diluted basis, in each case, depending on the Exchange Ratio.

Treatment of CHP Restricted Stock Awards (page 164)

Pursuant to the terms and conditions of the Merger Agreement, prior to the First Merger Effective Time, CHP will take all actions necessary such that each restricted stock award in respect of shares of CHP Common Stock granted under the Expense Support Agreement by and between CHP and CHC, effective April 1, 2013, as amended from time to time, which was terminated by the parties thereto on June 8, 2023 (the “Expense Support Agreement”), that is outstanding immediately prior to the First Merger Effective Time will not vest and will be forfeited, in accordance with the terms of the Expense Support Agreement. Such restricted stock awards represent all of the issued and outstanding restricted stock awards in respect of shares of CHP Common Stock. For more information, see “The Transactions – Treatment of CHP Restricted Stock Awards.”

No Appraisal Rights in the Transactions (page 169)

Holders of CHP Common Stock do not have the right to receive the appraised value (rights of an objecting stockholder under Subtitle 2 of Title 3 of the MGCL) of their shares in connection with the Transactions because the CHP Charter expressly excludes these rights unless the CHP Board provides for such rights, which the CHP Board did not approve. Furthermore, under Delaware law, the holders of SNDA Stock will not be entitled to appraisal or dissenters’ rights under the DGCL in connection with the Transactions. For more information, see “The Transactions – No Appraisal Rights in the Transactions”.

Material U.S. Federal Income Tax Consequences of the Transactions (page 202)

For CHP stockholders, the Transactions will be treated as taxable sales for U.S. federal income tax purposes of CHP Common Stock in exchange for the Transaction Consideration. As a result, a U.S. stockholder (as defined below) will recognize gain or loss equal to the difference, if any, between the fair market value of the Transaction Consideration received and such stockholder’s adjusted tax basis in the CHP Common Stock exchanged. The U.S. federal income tax consequences of the Transactions to a non-U.S. stockholder (as defined below) will depend on various factors, including whether the receipt of Transaction Consideration in exchange for CHP Common Stock is treated as a distribution from CHP to its stockholders that is attributable to gain from the sale of “United States real property interests,” or USRPIs.

The tax consequences to CHP stockholders of the Transactions will depend on such holders’ specific situations. CHP stockholders should consult their own tax advisors for a full understanding of the tax consequences of the Transactions. For further discussion of the U.S. federal income tax consequences of the Transactions to holders of CHP Common Stock whose shares of CHP Common Stock are surrendered in the Transactions in exchange for the Transaction Consideration pursuant to the Merger Agreement, and of the ownership and disposition of SNDA Common Stock by holders who receive such shares in connection with the Transactions, see “Material U.S. Federal Income Tax Consequences of the Transactions.”

CHP’s Reasons for the Transactions; Recommendation of the CHP Board of Directors (page 132)

The CHP Board recommends that the CHP stockholders vote “FOR” the Transactions Proposal, “FOR” the Director Election Proposal, “FOR” the Auditor Ratification Proposal and “FOR” the CHP Adjournment Proposal (if presented at the CHP Annual Meeting).

For the factors considered by the CHP Board in reaching its decision to approve the Merger Agreement and make its recommendations in respect of the Transactions Proposal, see the section entitled “The Transactions – CHP’s Reasons for the Transactions; Recommendation of the CHP Board of Directors” of this joint proxy statement/prospectus.

Recommendation of the CHP Special Committee (page 137)

The special committee of the CHP Board (the “CHP Special Committee”), having fully considered the Transactions, the APA and the TSA, (i) determined that the Transactions are advisable and in the best interests of CHP and its stockholders, (ii) recommended that the CHP Board authorize and approve the execution and delivery of the Merger Agreement by CHP and its subsidiaries party thereto and the performance by CHP and its subsidiaries party thereto of the Transactions, and (iii) recommended that the CHP Board submit the Transactions to a vote of the holders of CHP Common Stock.

Opinion of CHP’s Financial Advisor (page 138)

At a meeting of the CHP Board held on November 4, 2025, CHP’s financial advisor, KeyBanc Capital Markets Inc. (“KBCM”), rendered its oral opinion, subsequently confirmed by delivery of its written opinion, dated November 4, 2025, to the CHP Board and the CHP Special Committee that, as of the date of the written opinion and based upon and subject to the factors and assumptions set forth therein, the Transaction Consideration to be received in the Transactions by the holders of CHP Common Stock (other than shares of CHP Common Stock held by SNDA or subsidiaries of CHP or SNDA, and certain other shares referred to as “Excluded Shares” in the Merger Agreement) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders.

The full text of the written opinion of KBCM, dated November 4, 2025, which sets forth, among other things, the assumptions made, qualifications, limitations and other matters considered on the review undertaken by KBCM in rendering its opinion, is attached as Annex C. KBCM provided advisory services and its opinion for the information and assistance of the CHP Board and the CHP Special Committee in connection with its consideration of the Transactions. The KBCM opinion is not a recommendation as to how any holder of CHP Common Stock should vote with respect to the Transactions or any other matter.

For additional information, see the section titled “The Transactions – Opinion of CHP’s Financial Advisor” and the full text of the written opinion of KBCM attached as Annex C to this joint proxy statement/prospectus.

SNDA’s Reasons for the Transactions; Recommendation of the SNDA Board of Directors (page 145)

The SNDA Board has unanimously approved the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Transactions, and the Investment Agreements and the transactions contemplated by the Investment Agreements, including the Equity Financing, and determined that the Merger Agreement, the Investment Agreements and the transactions contemplated thereby are in the best interests of SNDA and its stockholders. The SNDA Board unanimously recommends that holders of SNDA Stock vote “FOR” the Authorized Share Increase Proposal, “FOR” the Stock Issuance Proposal, “FOR” the Advance Notice Proposal, “FOR” the Indemnification Proposal and “FOR” the SNDA Adjournment Proposal (if presented as the SNDA Special Meeting). See the section entitled “The Transactions – SNDA’s Reasons for the Transactions; Recommendation of the SNDA Board of Directors” beginning on page 145 for a detailed discussion of the recommendation of the SNDA Board and the factors considered by the SNDA Board in reaching its decision to approve the Merger Agreement, the Investment Agreements and the transactions contemplated thereby.

Recommendation of the SNDA Special Committee (page 148)

The SNDA Board established a special committee (the “SNDA Special Committee”) comprised solely of independent and disinterested directors for the purpose of reviewing, evaluating, negotiating and approving any financing of the Transactions contemplated by the Merger Agreement and all other matters relating to or arising in connection with such Transactions that present actual or potential conflicts of interest between SNDA and either of Conversant or Silk. The SNDA Special Committee unanimously determined that the Investment Agreements, including the forms of the A&R Investor Rights Agreement and the A&R Registration Rights Agreement (collectively, the “Investment Documents”) and the transactions contemplated thereby, are advisable and in the best interests of SNDA and its stockholders and that the terms of the transactions contemplated by the Investment Documents are no less favorable to SNDA than those that could have been obtained from third parties. The SNDA Special Committee authorized and approved, and recommended that the Audit Committee of the SNDA Board and the SNDA Board each authorize and approve, SNDA’s entry into the Investment Documents and the performance by SNDA of the transactions contemplated thereby.

Opinion of SNDA’s Financial Advisor (page 149)

SNDA and the SNDA Special Committee engaged RBC Capital Markets, LLC (“RBC Capital Markets”) as financial advisor to SNDA in connection with the Transactions. As part of this engagement, RBC Capital Markets delivered an opinion, dated November 4, 2025, to the SNDA Board as to the fairness, from a financial point of view and as of such date, to SNDA of the Transaction Consideration provided for pursuant to the Merger Agreement. For purposes of RBC Capital Markets’ analyses and opinion, the term “Transaction Consideration” refers to the implied consideration, as of the date of RBC Capital Markets’ opinion, of $6.90 per outstanding share of CHP Common Stock, consisting of $2.32 per share in cash and the remaining $4.58 per share in shares of SNDA Common Stock.

The full text of RBC Capital Markets’ written opinion, dated November 4, 2025, is attached as Annex B to this joint proxy statement/prospectus and sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken by RBC Capital Markets in connection with its opinion. RBC Capital Markets delivered its opinion to the SNDA Board for the benefit, information and assistance of the SNDA Board (in its capacity as such) in connection with its evaluation of the Transaction Consideration from a financial point of view to SNDA and did not address any related transactions or any other terms, conditions, implications or aspects of the Transactions or the Merger Agreement. RBC Capital Markets’ opinion also did not address the underlying business decision of SNDA to engage in the Transactions or related transactions or the relative merits of the Transactions or related transactions compared to any alternative business strategy or transaction that may be available to SNDA or in which SNDA might engage. RBC Capital Markets did not express any opinion and does not make any recommendation to any securityholder as to how such securityholder should vote or act with respect to the Transactions or any proposal to be voted upon in connection with the Transactions or otherwise.

Interests of SNDA’s Directors and Executive Officers in the Transactions (page 162)

In considering the recommendation of the SNDA Board to vote for the Authorized Share Increase Proposal and the Stock Issuance Proposal, holders of SNDA Stock should be aware that the directors and executive officers of SNDA may have interests in the Transactions that are different from, or in addition to, the interests of holders of SNDA Stock generally. The SNDA Board was aware of these interests when it approved the Merger Agreement and the Transactions, and considered them, in making its recommendation that SNDA stockholders vote to approve the Authorized Share Increase Proposal and the Stock Issuance Proposal.

These interests include (a) the continued service of certain members of the SNDA Board, including SNDA’s chief executive officer, (b) the continued service of all executive officers, including SNDA’s chief executive officer, who will remain in their current positions following the Transactions, and (c) the direct or indirect interests of certain members of the SNDA Board who are principals of Conversant or Silk in the Equity Financing. The SNDA Board established a Special Committee comprised solely of independent and disinterested directors for the purpose of reviewing, evaluating, negotiating and approving any financing of the Transactions contemplated by the Merger Agreement and all other matters relating to or arising in connection with such Transactions that present actual or potential conflicts of interest between SNDA and either of Conversant or Silk. The SNDA Special Committee unanimously determined, among other things, that the Investment Agreements, including the Investment Documents and the transactions contemplated thereby, are advisable and in the best interests of SNDA and its stockholders and that the terms of the transactions contemplated by the Investment Documents are no less favorable to SNDA than those that could have been obtained from third parties. The SNDA Board was aware of the additional or different interests set forth herein (other than any interests that arose following SNDA’s entry into the Merger Agreement) and considered such interests along with other matters (including the recommendation of the Special Committee) in evaluating the Transactions, negotiating and approving the Transactions, and making the recommendation that SNDA stockholders vote to approve the Authorized Share Increase Proposal and the Stock Issuance Proposal. The SNDA Board was also aware that certain members of the SNDA Board are affiliated with Conversant and Silk and established the SNDA Special Committee comprised solely of independent and disinterested directors for the purpose of reviewing, evaluating, negotiating and approving any financing of the Transactions contemplated by the Merger Agreement and all other matters relating to or arising in connection with such Transactions that present actual or potential conflicts of interest between SNDA and either of Conversant or Silk.

The Transactions will not constitute a “change in control” for purposes of the SNDA directors’ or executive officers’ equity award arrangements. Accordingly, there are no payments or benefits to SNDA directors or executive officers that are based on or otherwise relate to the Transactions, and all equity award arrangements will continue to vest in accordance with their standard terms. Upon completion of the Transactions, the current directors and executive officers of SNDA are expected to continue in their current roles with the Combined Company, as described in the section entitled “The Transactions – Interests of SNDA’s Directors and Executive Officers in the Transactions” and except as described in the section entitled “The Transactions – The SNDA Board After the Transactions.”

Interests of CHP’s Directors and Executive Officers in the Transactions (page 163)

In considering the recommendation of the CHP Board, you should be aware that CHP’s directors and executive officers and CHC, CHP’s external manager and advisor, may have certain interests in the Transactions that may be different from, or in addition to, the interests of CHP’s stockholders generally. Concurrently with the execution of the Merger Agreement, CHC and SNDA have entered into a transition services agreement and asset purchase and sale agreement in connection with the Transactions, pursuant to which CHC will be reimbursed the costs of providing certain services to SNDA following closing of the Transactions, and CHC is selling to SNDA certain assets used by CHC to perform its advisory functions to CHP. CHP’s directors and executive officers will be entitled to certain ongoing indemnification and coverage under directors’ and officers’ liability insurance policies following the consummation of the Transactions. In accordance with the Merger Agreement, SNDA has also agreed to appoint two individuals selected by CHP to the SNDA Board, including Stephen H. Mauldin. These arrangements may create interests in the Transactions for CHC and CHP’s directors and executive officers that differ from the interests of CHP’s stockholders generally.

The members of the CHP Board were aware of and considered these interests in reaching the determination to approve the Transactions and recommend to the holders of CHP Common Stock that they vote to approve the proposals to be voted on at the CHP Annual Meeting.

For more information, see the section entitled “The Transactions – Interests of CHP’s Directors and Executive Officers in the Transactions.”

Director and Officer Indemnification and Insurance (page 187)

Pursuant to the Merger Agreement, from and after the Second Merger Effective Time, SNDA and SNDA Merger Sub have agreed to indemnify certain persons, including CHP’s directors and executive officers. In addition, for a period of not less than six (6) years from the Second Merger Effective Time, SNDA will cause SNDA Merger Sub to maintain an insurance and indemnification policy for the benefit of certain persons, including CHP’s and its subsidiaries’ directors and executive officers in each case with respect to any claim for matters occurring on or before the Second Merger Effective Time, except that in lieu thereof, (a) SNDA or the surviving entity, as applicable, may substitute therefor policies of an insurance company with the same or better credit rating as CHP’s or the applicable subsidiary’s current insurance carrier, or (b) CHP may obtain extended reporting period coverage under CHP’s or the applicable subsidiary’s existing insurance programs or purchase a “tail” policy for a period of six (6) years after the Second Closing Date. For additional information, see “The Transaction Agreements – Summary of the Merger Agreement – Director and Officer Indemnification and Insurance.”

The SNDA Board After the Transactions (page 164)

In connection with the consummation of the Transactions, CHP will have the right to designate two persons to serve as directors on the SNDA Board. SNDA will take all necessary action to cause two individuals designated in writing by CHP (including Stephen H. Mauldin) to be appointed to the SNDA Board, subject to such individuals meeting the reasonable requirements and criteria for director appointments of the SNDA Board’s Nominating and Corporate Governance Committee. The SNDA Board is classified, with directors assigned to one of three classes. The term for Class I directors expires at the 2028 SNDA annual meeting of stockholders, the term for Class II directors expires at the 2026 SNDA annual meeting of stockholders and the term for Class III directors expires at the 2027 SNDA annual meeting of stockholders. Decisions regarding the class of director for Stephen H. Mauldin and the second CHP nominee remain subject to the determination of the SNDA Board’s Nominating and Corporate Governance Committee. However, Stephen H. Mauldin and the second CHP nominee will not be assigned to the same class of directors.

Upon the Second Merger Effective Time, subject to the conditions and upon the terms set forth in the A&R Investor Rights Agreement, Conversant Fund A expects to designate Michael Simanovsky, Conversant’s Managing Partner, for appointment as a member and the Chairperson of the SNDA Board, to join existing Conversant designees Robert Grove, a Conversant Principal, and Benjamin P. Harris, both of whom currently serve on the SNDA Board. These three individuals would represent Conversant Fund A’s three SNDA Board designees effective as of the Second Merger Effective Time, and each of Elliott R. Zibel, David W. Johnson and one designee of Silk would step down from the SNDA Board, effective as of the Second Merger Effective Time.

Regulatory Matters (page 165)

Federal and State Regulatory Approvals

Pursuant to federal health care laws and regulations and the health care laws and regulations of certain states, and pursuant to certain licenses of certain of CHP’s subsidiaries, applicable federal and state regulatory and governmental authorities must approve, or be notified of, SNDA’s merger with and control of CHP’s regulated businesses or entities which operate senior living facilities including independent living, assisted living facilities, memory care facilities and skilled nursing facilities licensed under applicable state law and, to the extent applicable, enrollments in Medicare and/or Medicaid, including the required consents on which SNDA’s obligation to close the Transactions is conditioned under the Merger Agreement. To obtain these approvals and provide such notices, SNDA, or the applicable SNDA subsidiary, and in some instances CHP, or the applicable CHP regulated entity, as the case may be, has filed acquisition of control and/or material modification or other statements, notices or applications, as required by federal health care law or regulation and the health care or other laws and regulations of each applicable state or applicable regulated entities’ licenses and contracts.

Specifically, the obligation of SNDA to the Merger Agreement to effect the Transactions is subject to obtaining approvals from the Washington Department of Social and Health Services in respect of certain senior living facilities and certain Oregon Medicaid enrollments in respect of certain senior living facilities. In addition, a notification was made to the Indiana Office of the Attorney General on December 4, 2025.

While we have no reason to believe it will not be possible to obtain the applicable state licensure or regulatory approvals in a timely manner, there is no certainty that these will be completed within the periods of time currently contemplated or that the completion of any of the review or receipt of the applicable state licensure or regulatory approvals will not be conditioned upon actions that will be materially adverse to SNDA or the Combined Company, or that a challenge to the Transactions will not be made. If a challenge is made, we cannot predict the result.

SNDA and CHP are not aware of any material governmental approvals or actions that are required for completion of the Transactions other than those described above, and, in addition, the parties intend to submit any notices to applicable governmental authorities that are required in connection with the Transactions. It is presently contemplated that if any such additional material governmental approvals or actions are required, those approvals or actions will be sought, and pursuant to the Merger Agreement, SNDA and CHP have agreed to use their respective commercially reasonable efforts and to act in good faith to cooperate with each other and to provide, to the extent permitted by law, such information and communications to each other or to any governmental authority as may be reasonably requested to obtain the required regulatory approvals to consummate the Transactions.

Conditions to the Completion of the Transactions (page 189)

Under the terms of the Merger Agreement, the respective obligations of the parties to the Merger Agreement to effect the Equity Purchase and to consummate the other Transactions are subject to the satisfaction or (to the extent permitted by law) waiver by each of the parties, at or prior to the Equity Purchase Closing, of the following conditions:

•	CHP will have obtained the CHP stockholder approval;

•	SNDA will have obtained the SNDA stockholder approval;

•

no temporary restraining order, preliminary or permanent injunction or other order issued by any governmental authority of competent jurisdiction prohibiting or restraining consummation of the Transactions or any other transaction contemplated in the Merger Agreement will be in effect, and no law will have been enacted, entered or promulgated by any governmental authority of competent jurisdiction after the date of the Merger Agreement that, in any case, prevents or makes illegal the consummation of the Transactions;

•	the shares of SNDA Common Stock to be issued in connection with the Merger Agreement will have been approved for listing on the NYSE, subject to official notice of issuance; and

•

this Registration Statement will have become effective under the Securities Act, no stop order suspending the effectiveness of this Registration Statement having been issued, and no proceedings for that purpose will have been initiated or threatened by the SEC and not withdrawn.

In addition, under the terms of the Merger Agreement, the obligations of each of SNDA, Holdco and SNDA Merger Sub to effect the Equity Purchase and to consummate the other Transactions are subject to the satisfaction or (to the extent permitted by law) waiver by SNDA, at or prior to the Equity Purchase Closing, of the following additional conditions:

•	the accuracy, as of the date of the Merger Agreement and as of the Equity Purchase Closing, of the representations and warranties made by CHP to the extent specified in the Merger Agreement;

•

CHP will have performed in all material respects all obligations, and complied in all material respects with all agreements and covenants, required to be performed by it under the Merger Agreement at or prior to the Equity Purchase Closing;

•

since the date of the Merger Agreement, no effect, event, change, development, circumstance, condition or occurrence will have occurred that has had or would reasonably be expected to have, individually or in the aggregate, a “material adverse effect” on CHP;

•

CHP will have delivered to SNDA a certificate, signed by CHP’s chief executive officer on behalf of CHP, certifying that the above conditions have been satisfied effective as of the Equity Purchase Closing;

•	all regulatory approvals set forth in the SNDA disclosure letter will have been received or the applicable waiting periods having expired;

•	CHC will not have terminated the TSA;

•

(a) CHP will have delivered into escrow the written opinion of an accounting firm (at a “should” level of comfort) or a law firm (at a “will” level of comfort), dated as of the Second Closing Date, on which it is anticipated that SNDA Merger Sub will be entitled to rely as the successor to CHP by operation of law, to the effect that CHP has been organized and has operated in conformity with the requirements for qualification and taxation as a REIT under the Code for each of its taxable years beginning with its taxable year ending December 31, 2020 through its taxable year ending December 31, 2025 and CHP’s organization and current and proposed method of operation will enable it to continue to qualify for taxation as a REIT for its taxable year ending with the Second Closing Date (which opinion will be based on the representations letter described in the Merger Agreement), and (b) such written opinion having been released from escrow before the Second Merger Effective Time; and

•	CHP will have delivered to SNDA an executed plan of liquidation in a form reasonably acceptable to SNDA.

In addition, under the terms of the Merger Agreement, the obligations of CHP and CHP Merger Sub to effect the Equity Purchase and to consummate the other Transactions are subject to the satisfaction or (to the extent permitted by law) waiver by CHP, at or prior to the Equity Purchase Closing, of the following additional conditions:

•

the accuracy, as of the date of the Merger Agreement and as of the Equity Purchase Closing, of the representations and warranties made by SNDA, Holdco, and SNDA Merger Sub to the extent specified in the Merger Agreement;

•

SNDA will have performed in all material respects all obligations, and complied in all material respects with all agreements and covenants, required to be performed by it under the Merger Agreement at or prior to the Equity Purchase Closing;

•

since the date of the Merger Agreement, no effect, event, change, development, circumstance, condition or occurrence will have occurred that has had or would reasonably be expected to have, individually or in the aggregate, a “material adverse effect” on SNDA;

•

SNDA will have delivered to CHP a certificate, signed by an authorized signatory of SNDA on behalf of SNDA, Holdco and SNDA Merger Sub, certifying that the above conditions have been satisfied effective as of the Equity Purchase Closing;

•

either CHP will have in place extended reporting period coverage or a “tail” policy or SNDA will have furnished CHP with evidence reasonably satisfactory to CHP of the directors’ and officers’ liability insurance required pursuant to the Merger Agreement;

•

the Equity Financing contemplated by the Investment Agreements, or alternative equity financing, will have been funded at or before the consummation of the closing of the Equity Purchase, consistent with the terms of the Investment Agreements or the terms provided in the agreements entered into in connection with the alternative equity financing as consented to by CHP (such consent not to be unreasonably withheld, conditioned or delayed); and

•

the SNDA Board will include two (2) directors designated by CHP, consisting of (a) Stephen H. Mauldin and (b) one additional individual designated by CHP and approved by the SNDA Board’s Nominating and Corporate Governance Committee, in its reasonable discretion in accordance with the Merger Agreement.

As further discussed under the section entitled “Risk Factors,” neither SNDA nor CHP can provide assurance as to when, or if, the conditions to the Transactions will be satisfied or waived, or that the Transactions will be completed.

Termination of the Merger Agreement; Termination Fees and Expenses (pages 191 and 194)

SNDA and CHP may terminate the Merger Agreement by mutual written consent at any time prior to the Equity Purchase Closing. In addition, either SNDA or CHP may terminate the Merger Agreement prior to the Equity Purchase Closing if:

•

the Equity Purchase Closing has not been consummated on or before May 29, 2026 (the “Outside Date”) (unless the failure of such party to comply with any provision of the Merger Agreement has been the principal cause of, or principally resulted in, the failure of the Equity Purchase Closing and the other Transactions contemplated by the Merger Agreement to occur on or before such date);

•

(a) any governmental authority of competent jurisdiction has issued an order or taken any other action permanently restraining or otherwise permanently prohibiting the Equity Purchase, the First Merger, or the Second Merger, and such order or other action will have become final and non-appealable, or (b) any law applicable to the Equity Purchase, the First Merger, or the Second Merger has been enacted or entered after the date of the Merger Agreement that prohibits, makes illegal or enjoins the consummation of the Equity Purchase, the First Merger, or the Second Merger (unless such party has failed to comply in all material respects with its obligations in connection with obtaining regulatory approvals set forth in the Merger Agreement, or unless the failure of such party to comply with any provision of the Merger Agreement has been the principal cause of, or principally resulted in, the issuance of such final, non-appealable order or taking of such other action by such governmental authority);

•

the CHP Annual Meeting (including any adjournment or postponement thereof) has been completed and the required vote of CHP’s stockholders to approve the Transactions has not been obtained (unless the failure to obtain the approval of CHP’s stockholders is principally caused by, or principally resulted from, any action or failure to act of such party that constitutes a material breach of the Merger Agreement); or

•

the SNDA Special Meeting (including any adjournment or postponement thereof) has been completed and the required vote of SNDA’s stockholders to approve the Authorized Share Increase Proposal and the Stock Issuance Proposal has not been obtained (unless the failure to obtain the approval of CHP’s stockholders is principally caused by, or principally resulted from, any action or failure to act of such party that constitutes a material breach of the Merger Agreement).

SNDA may also terminate the Merger Agreement under the following circumstances:

•

a CHP Terminating Breach (as defined below under the section entitled “The Transactions – Termination of the Merger Agreement; Termination Fees and Expenses – Termination by SNDA”) has occurred and is continuing, and such breach has not been waived by SNDA and is incapable of being cured or, if capable of being cured, is not cured before the earlier of (a) 45 days after written notice of such breach by SNDA to CHP, and (b) two (2) business days prior to the Outside Date; unless a SNDA Terminating Breach (as defined below under the section entitled “The Transactions – Termination of the Merger Agreement; Termination Fees and Expenses – Termination by CHP”) has occurred and is continuing at the time SNDA delivers notice of its election to terminate the Merger Agreement pursuant to this termination right;

•

a Section 10.1(c)(ii) Termination (as defined below under the section entitled “The Transactions – Termination of the Merger Agreement; Termination Fees and Expenses – Termination by SNDA”) has occurred at any time prior to obtaining the required vote of CHP’s stockholders to approve the Transactions; or

•	a CHP Failure to Close has occurred (as defined below under the section entitled “The Transactions – Termination of the Merger Agreement; Termination Fees and Expenses – Termination by SNDA”).

CHP may also terminate the Merger Agreement under the following circumstances:

•

a SNDA Terminating Breach has occurred and is continuing, and such breach is incapable of being cured or, if capable of being cured, is not cured before the earlier of (a) 45 days after written notice of such breach by CHP to SNDA, and (b) two (2) business days prior to the Outside Date, unless a CHP Terminating Breach has occurred and is continuing at the time CHP delivers notice of its election to terminate the Merger Agreement pursuant to this termination right;

•

if, prior to obtaining the required vote of CHP’s stockholders to approve the Transactions, the CHP Board has approved, and concurrently with such termination, CHP enters into a definitive agreement providing for the implementation of a CHP Superior Proposal (provided that CHP has complied in all material respects with its obligations relating to such CHP Superior Proposal as set forth in the Merger Agreement, and CHP has previously or concurrently paid the CHP Termination Fee as set forth in the Merger Agreement);

•

if, prior to obtaining the required vote of SNDA’s stockholders to approve the Authorized Share Increase Proposal and the Stock Issuance Proposal, the SNDA Board withdraws its recommendation or resolved to no longer make its recommendation, or this joint proxy statement/prospectus does not contain the recommendation; or

•	a SNDA Failure to Close has occurred (as defined below under the section entitled “The Transactions – Termination of the Merger Agreement; Termination Fees and Expenses – Termination by CHP”).

If the Merger Agreement is validly terminated, it will become void and have no effect. No party will have any liability or further obligation to any other party other than with respect to the payment of any termination fee, if applicable, and except that none of the parties will be relieved from any liabilities or damages resulting from fraud in connection with the Merger Agreement or any willful and material breach of any of its covenants or agreements of the Merger Agreement. For purposes of the Merger Agreement, (a) “fraud” means actual and intentional common law fraud under Maryland law and (b) “willful and material breach” means a deliberate action taken by the breaching party or a deliberate failure to act by the breaching party that it is required to take under the Merger Agreement that the breaching party actually knows would, or would reasonably be expected to, be or cause a material breach of the Merger Agreement, and the failure of a party to consummate the Transactions when all of the relevant conditions are satisfied or waived will constitute a willful and material breach.

CHP will pay to SNDA a termination fee of $30,000,000 (the “CHP Termination Fee”) in the event that:

•

either SNDA or CHP has terminated the Merger Agreement because the Equity Purchase Closing is not consummated by the Outside Date, or SNDA has terminated the Merger Agreement because a Qualifying Acquisition Proposal is publicly announced and not publicly withdrawn prior to such termination, and, within twelve (12) months after such termination, CHP enters into or consummates an Alternative Acquisition Transaction (as defined below under the section “The Transactions – Termination of the Merger Agreement – Termination Fees and Expenses”);

•

either SNDA or CHP has terminated the Merger Agreement because the CHP Annual Meeting has been completed and the required vote of CHP’s stockholders to approve the Transactions has not been obtained, a Qualifying Acquisition Proposal was publicly announced and not publicly withdrawn at least five (5) business days prior to the CHP Annual Meeting, and, within twelve (12) months after the date of such termination, CHP enters into or consummates an Alternative Acquisition Transaction;

•

(a) SNDA has terminated the Merger Agreement because of a Section 10.1(c)(ii) Termination, (b) because of a CHP Terminating Breach, or (c) because of a CHP Failure to Close (as such terms in items (a) – (c) are defined below under the section entitled “The Transactions – Termination of the Merger Agreement; Termination Fees and Expenses – Termination by SNDA”); or

•	CHP has terminated the Merger Agreement at any time prior to the approval of the CHP stockholders, in order to enter into a definitive agreement for a CHP Superior Proposal approved by the CHP Board;

SNDA will pay to CHP a termination fee of $30,000,000 (the “SNDA Termination Fee”) in the event that:

•

SNDA or CHP has terminated the Merger Agreement if the SNDA Special Meeting (including any adjournment or postponement thereof) has been completed and the required vote of SNDA’s stockholders to approve the Authorized Share Increase Proposal or the Stock Issuance Proposal has not been obtained; or

•

CHP has terminated the Merger Agreement (a) because of a SNDA Terminating Breach; (b) prior to obtaining the required vote of SNDA’s stockholders to approve the Authorized Share Increase Proposal or the Stock Issuance Proposal, because the SNDA Board has withdrawn its recommendation or resolved to no longer make its recommendation, or this joint proxy statement/prospectus does not contain the recommendation; or (c) because of a SNDA Failure to Close.

If the Merger Agreement is terminated, the CHP Annual Meeting (including any adjournment or postponement thereof) has been completed and the required vote of CHP’s stockholders to approve the Transactions has not been obtained, CHP must reimburse SNDA for all documented, reasonable, out-of-pocket expenses paid or payable by SNDA in connection with the Merger Agreement or the Transactions, not to exceed $10 million in the aggregate (the “Expense Amount”), which will be credited against any CHP Termination Fee that may become payable.

Except in the event of fraud or breach by SNDA or CHP of a material term of their respective confidentiality agreements, the aggregate liability of each of SNDA, CHP and their respective affiliates and related parties for breaches under the Merger Agreement will be capped at the amount of the SNDA Termination Fee and the CHP Termination Fee, as applicable. In no event will the SNDA Termination Fee, the CHP Termination Fee or the Expense Amount be payable on more than one occasion.

To secure each party’s obligation to pay the SNDA Termination Fee or the CHP Termination Fee, as applicable, SNDA and CHP have each provided a letter of credit to the other party in an amount of $15,000,000, and have further agreed to maintain available capacity under their respective credit facilities and/or unrestricted cash to fund the remaining portion of the applicable termination fee.

Alternative Proposals; No Solicitation (page 183)

CHP agreed to cause its subsidiaries and its and their respective officers and directors to, and to direct, and use commercially reasonable efforts to cause its and their other representatives to, immediately cease any solicitations, discussions, negotiations or communications with any person with respect to any CHP Acquisition Proposal. Pursuant to the Merger Agreement, until the earlier of the Second Merger Effective Time and the termination of the Merger Agreement, CHP and its subsidiaries, and their respective officers and directors, are not permitted to directly or indirectly:

•

solicit, entertain, initiate or knowingly encourage or knowingly facilitate any inquiries or the submission or announcement of or other making of any bid, proposal or offer from, any person with respect to, or that could reasonably be expected to lead to, a CHP Acquisition Proposal (as defined below under the section entitled “The Transactions – Alternative Proposals; No Solicitation” beginning on page 183) (an “Inquiry”);

•

enter into, engage, continue or otherwise participate in any discussions or negotiations with any person (other than SNDA and its representatives) relating to or otherwise in furtherance of, or that would reasonably be expected to lead to, any CHP Acquisition Proposal or Inquiry;

•	approve, recommend or endorse (or publicly propose or announce any intention or desire to approve, recommend or endorse) any CHP Acquisition Proposal;

•

furnish or otherwise disclose to any person (other than SNDA and its representatives) any information or knowingly grant any person (other than SNDA and its representatives) access to its properties, assets, books, contracts, personnel or records in connection with or in response to any CHP Acquisition Proposal, including for the purpose of determining whether to make or pursue any inquiry relating to any CHP Acquisition Proposal;

•

other than a CHP acceptable confidentiality agreement, enter into any letter of intent, memorandum of understanding, agreement in principle, expense reimbursement agreement, acquisition agreement, merger agreement, share purchase agreement, asset purchase agreement, share exchange agreement, option agreement, or other similar contract, agreement or arrangement with any person providing for or relating to a CHP Acquisition Proposal or requiring CHP to abandon, terminate or fail to consummate the Transactions; or

•	propose or agree to do any of the foregoing.

Notwithstanding the foregoing, prior to obtaining the required vote of CHP’s stockholders to approve the Transactions, CHP and its subsidiaries may, directly or indirectly through any representative, in response to an unsolicited written bona fide CHP Acquisition Proposal that the CHP Board concludes in good faith, after consultation with its financial advisors and outside legal counsel, constitutes or could reasonably be expected to lead to a CHP Superior Proposal, in response to such CHP Acquisition Proposal:

•	furnish information to such third party regarding CHP or its subsidiaries; and

•	engage and participate in discussions and negotiations with the person making such CHP Acquisition Proposal and its representatives.

CHP may take such actions described immediately above only if: (a) such CHP Acquisition Proposal did not result from a material breach of CHP’s non-solicitation obligations; and (b) CHP furnishes any information to the maker of the CHP Acquisition Proposal only pursuant to an acceptable confidentiality agreement and to the extent information that has not been made available to SNDA is made available to the maker of the CHP Acquisition Proposal, CHP provides or makes available such nonpublic information to SNDA substantially concurrently with the time that it is provided to such other person.

Adverse Recommendation Change (page 185)

Subject to the provisions described below, the CHP Board must include in this joint proxy statement/prospectus its recommendation that CHP’s stockholders approve the Transactions contemplated by the Merger Agreement.

Neither the CHP Board nor any committee thereof may:

•

withhold, withdraw, modify or qualify in any manner adverse to SNDA, or publicly propose to withhold, withdraw, modify or qualify in a manner adverse to SNDA, the CHP Board’s recommendation that CHP’s stockholders approve the Transactions (the “CHP Board Recommendation”);

•	approve, adopt or recommend, or propose publicly to approve, adopt or recommend, any CHP Acquisition Proposal;

•	fail to include the CHP Board Recommendation in this joint proxy statement/prospectus;

•

fail to publicly reaffirm the CHP Board Recommendation, or fail to recommend against any CHP Acquisition Proposal, within ten (10) business days after any written request by SNDA to do so following the public announcement of any CHP Acquisition Proposal (or such fewer number of days as remains prior to the CHP Annual Meeting, so long as such request is made at least two (2) business days prior to the CHP Annual Meeting) (it being understood that CHP will have no obligation to make such reaffirmation on more than one occasion with respect to any CHP Acquisition Proposal) (together with actions described in the first, second, and third bullets, a “Recommendation Change”); or

•

approve, adopt, declare advisable or recommend (or agree to, resolve or propose to approve, adopt, declare advisable or recommend), or cause or permit CHP or any of its subsidiaries to enter into, any agreement for or related to a CHP Acquisition Proposal (other than certain acceptable confidentiality agreements).

However, prior to receipt of the required vote of CHP’s stockholders to approve the Transactions, the CHP Board may change its recommendation and/or, in the case of the second bullet below, CHP may terminate the Merger Agreement if:

•

there is an Intervening Event (as defined below under the section entitled “The Transactions – Adverse Recommendation Change”) and the CHP Board determines in good faith, after consultation with CHP’s outside legal counsel, that the failure of the CHP Board to make a Recommendation Change would be inconsistent with the exercise of the duties of the directors of CHP under applicable law; or

•

CHP has not breached its non-solicitation obligations in any material respect, a CHP Acquisition Proposal is made after the date of the Merger Agreement, and such CHP Acquisition Proposal is not withdrawn, and the CHP Board determines in good faith, after consultation with its financial advisors and outside legal counsel, that such CHP Acquisition Proposal constitutes a CHP Superior Proposal.

Before changing its recommendation or terminating the Merger Agreement in connection with a CHP Superior Proposal, CHP must give SNDA prior written notice of its intention to act, including all required information about the CHP Superior Proposal. After giving such notice, CHP must negotiate in good faith with SNDA for a four (4) business day period (or two (2) business days for a revised proposal) to allow SNDA to propose modifications to the Merger Agreement that would eliminate the need for a Recommendation Change. After considering any written changes proposed by SNDA, the CHP Board must again determine, in good faith and after consultation with its financial and legal advisors, that the acquisition proposal remains a CHP Superior Proposal, or in the case of an Intervening Event, that failing to change its recommendation would still be inconsistent with the duties of the directors of CHP.

Investment Documents (page 197)

Investment Agreements

On November 4, 2025, in connection with the Equity Financing, SNDA entered into (a) an investment agreement (the “Conversant Investment Agreement”) with the Conversant Investors, pursuant to which, subject to the terms and conditions of the Conversant Investment Agreement, the Conversant Investors have agreed to purchase, and SNDA has agreed to sell, 3,739,716 shares of SNDA Common Stock at a price per share equal to the Transaction Reference Price (for an aggregate amount of approximately $100 million) in a private placement pursuant to Section 4(a)(2) of the Securities Act, and (b) an investment agreement with Silk (the “Silk Investment Agreement” and, together with the Conversant Investment Agreement, collectively, the “Investment Agreements”), pursuant to which Silk has agreed to purchase, and SNDA has agreed to sell, 373,972 shares of SNDA Common Stock at a price per share equal to the Transaction Reference Price (for an aggregate amount of approximately $10 million) in a private placement pursuant to Section 4(a)(2) of the Securities Act on substantially the same terms and conditions as those contained in the Conversant Investment Agreement. SNDA will use the proceeds from the Equity Financing pursuant to the Investment Agreements to fund a portion of the cash consideration required for the consummation of the Transactions under the Merger Agreement. Pursuant to the Investment Agreements, the SNDA Common Stock to be issued under the Investment Agreements will be issued substantially concurrently with the Second Merger Effective Time.

The Investors’ obligation to consummate the Equity Financing is conditioned on, among other things: satisfaction or waiver of the mutual closing conditions and SNDA’s closing conditions to the Equity Purchase under the Merger Agreement, including, among other things, the SNDA stockholders’ approval of the Authorized Share Increase Proposal and Stock Issuance Proposal; and SNDA’s irrevocable confirmation to the Investors that the Second Merger will be set to occur and will be consummated in accordance with the Merger Agreement substantially concurrently with the issuance of SNDA Common Stock to the Investors under the Investment Agreements, subject to the funding of the purchase price at or prior to the Equity Purchase Closing in accordance with the Investment Agreements.

SNDA’s obligation to consummate the Equity Financing is conditioned on, among other things: a bring-down of the Investors’ representations and warranties under the Investment Agreements; material compliance by the Investors with their covenants under the Investment Agreements; and delivery by the Investors of the purchase price under the Investment Agreements.

For more information about the Investment Agreements, see the section entitled “The Transaction Agreements – Summary of the Investment Agreements.”

A&R Investor Rights Agreement

In connection with the closing of the Equity Financing under the Investment Agreements (the “Equity Financing Closing”), the Conversant Investors and certain other entities affiliated with Conversant (collectively, the “Conversant Parties”), Silk and SNDA will enter into an amended and restated investor rights agreement (the “A&R Investor Rights Agreement”) in the substantially final form attached to each of the Investment Agreements.

Under the A&R Investor Rights Agreement, Conversant Dallas Parkway (A) LP (“Conversant Fund A”) will have certain board designation and other governance rights with respect to SNDA, including, among other things: (a) the right to designate up to three directors for inclusion in SNDA’s slate of individuals nominated for election to the SNDA Board based on the proportionate beneficial ownership of the Conversant Parties, together with their affiliates (collectively, the “Conversant Entities”), of outstanding shares of SNDA Common Stock on an as-converted basis; (b) the right to designate the SNDA Board chairperson for so long as the Conversant Entities beneficially own at least 5% of the outstanding shares of SNDA Common Stock on an as-converted basis; (c) the right to designate one member of the SNDA Board’s Nominating and Corporate Governance Committee, for so long as the Conversant Entities beneficially own at least 10% of the outstanding shares of SNDA Common Stock on an as-converted basis (provided that such member will be required to be “independent” in accordance with the applicable rules and regulations of the SEC and the NYSE); (d) the right to consent to any increase in the size of the SNDA Board in excess of nine members prior to the Beneficial Ownership Threshold Date (as defined in this joint proxy statement/prospectus); and (e) the right to consent (such consent not to be unreasonably withheld, conditioned or delayed) to certain fundamental business changes over which certain of the Conversant Parties currently have a right to consent pursuant to that certain Investment Agreement, dated as of October 1, 2021, by and among SNDA, Conversant Fund A and Conversant Dallas Parkway (B) LP (together with Conversant Fund A, the “Initial Conversant Investors”), for so long as the Conversant Entities beneficially own at least 15% of the outstanding shares of SNDA Common Stock on an as-converted basis. Prior to the Beneficial Ownership Threshold Date (as defined below in “The Transaction Agreements – Summary of the A&R Investor Rights Agreement”), Silk will also have the right to designate one director for inclusion in SNDA’s slate of individuals nominated for election to the SNDA Board. In addition, each of the Conversant Parties will have preemptive rights, for so long as the Conversant Entities beneficially own at least 14.9% of the outstanding shares of SNDA Common Stock on an as-converted basis, subject to certain exceptions.

For a period of 18 months following the Equity Financing Closing, the Conversant Parties and Silk will be subject to certain standstill provisions. SNDA Common Stock issued to the Conversant Investors and Silk pursuant to the Investment Agreements will not be subject to contractual transfer restrictions.

For more information about the A&R Investor Rights Agreement, see the section entitled “The Transaction Agreements – Summary of the A&R Investor Rights Agreement.”

A&R Registration Rights Agreement

In connection with the Equity Financing Closing under the Investment Agreements, Silk and PF Investors, LLC (together with Silk, the “Silk Parties”), the Conversant Parties and SNDA will enter into an amended and restated registration rights agreement (the “A&R Registration Rights Agreement”) in the substantially final form attached to each of the Investment Agreements. Under the A&R Registration Rights Agreement, SNDA will be required to file a shelf registration statement covering the resale of all SNDA equity securities acquired by Silk together with its affiliates (collectively, the “Silk Entities”) and the Conversant Entities prior to and pursuant to the Equity Financing Closing as soon as reasonably practicable following the Equity Financing Closing and no later than three months thereafter, and will be required to use reasonable best efforts to cause the registration statement to become effective as soon as practicable after the filing. Subject to certain limitations and customary conditions, the A&R Registration Rights Agreement will provide the Conversant Parties and the Silk Parties certain rights to require SNDA, at SNDA’s expense, to register the SNDA equity securities acquired by the Conversant Entities and the Silk Entities prior to and pursuant to the Equity Financing Closing, including customary demand and piggyback registration rights.

For more information about the A&R Registration Rights Agreement, see the section entitled “The Transaction Agreements – Summary of the A&R Registration Rights Agreement.”

Debt Financing (page 166)

In connection with the Merger Agreement, SNDA entered into a commitment letter with Royal Bank of Canada, BMO Capital Markets Corp. and BMO Bank N.A. (the “Debt Commitment Parties”), pursuant to which, subject to the terms and conditions set forth therein, the Debt Commitment Parties committed to provide a 364-day senior secured bridge term loan facility in an aggregate principal amount of up to $900,000,000 (the “Bridge Facility”) to fund a portion of the cash consideration required for the consummation of the Transactions contemplated by the Merger Agreement, transaction expenses and the repayment of CHP’s existing credit facilities. In addition, following the signing of the Merger Agreement, SNDA entered into an amended and restated credit agreement with BMO Bank N.A., as administrative agent, pursuant to which the lenders thereunder agreed, among others things, to provide to SNDA, subject to the terms and conditions set forth therein, permanent debt financing in the form of senior secured term loans in an aggregate principal amount of $525,000,000 (the “Permanent Term Loans”) and increased available commitments under its post-closing revolving credit facility from $300,000,000 effective as of the closing of the Transactions to $375,000,000. The commitments under the Bridge Facility were reduced on a dollar-for-dollar basis by (i) the aggregate amount of the Permanent Term Loans and (ii) the $75,000,000 commitment increase under the post-closing revolving credit facility, to equal $300,000,000 as of the date of this joint proxy statement/prospectus. The commitments under the Bridge Facility will further be reduced by an amount equal to the net proceeds of certain financing transactions, including any property-level agency or mortgage financing that SNDA raises before or after the Second Closing Date, if any. The debt financing is subject to customary guarantees and security provisions, events of default, corporate covenants and borrowing base availability requirements. SNDA’s receipt of the debt financing is not a condition to closing the Transactions contemplated by the Merger Agreement. For more information about the debt financing, see the section entitled “The Transactions – Debt Financing.”

The Voting Agreement (page 196)

On November 4, 2025, in connection with the execution of the Merger Agreement, certain investment entities affiliated with Conversant that hold shares of SNDA Common Stock and SNDA Preferred Stock representing approximately 52.6% of the votes entitled to be cast by the holders of outstanding shares of capital stock of SNDA, entered into the Voting Agreement with CHP. Pursuant to the Voting Agreement, certain entities affiliated with Conversant agreed, among other things, to (a) vote their shares of SNDA Stock in favor of the Authorized Share Increase Proposal, the Stock Issuance Proposal and the SNDA Adjournment Proposal and, subject to certain exceptions, against any other action that would result in any condition in the Merger Agreement not being satisfied or that would, reasonably be expected to prevent or delay consummation of the Transactions and (b) grant an irrevocable proxy in favor of CHP in respect of the foregoing. The Voting Agreement includes certain restrictions on transfer and acquisition of shares of SNDA Stock by such entities affiliated with Conversant parties thereto until the earlier of the Termination Date (as defined below) and the last day of the Measurement Period. The Voting Agreement will terminate automatically upon the earliest to occur of (a) termination of the Merger Agreement, (b) the Equity Purchase Effective Time or (c) prior to SNDA stockholder approval, there are certain amendments to the Merger Agreement that are or would reasonably be expected to be materially adverse to such entities affiliated with Conversant parties to the Voting Agreement without their prior written consent (not to be unreasonably withheld, conditioned or delayed) (such date, the “Termination Date”). SNDA is a third-party beneficiary of the Voting Agreement. Because the holders of SNDA Stock who signed the Voting Agreement hold more than 50% of the outstanding shares of SNDA Stock held by all holders of SNDA Stock entitled to vote at the SNDA Special Meeting, the approval of the Authorized Share Increase Proposal, the Stock Issuance Proposal, and the SNDA Adjournment Proposal (if presented at the SNDA Special Meeting) is ensured. For a detailed discussion of the Voting Agreement, see “The Transaction Agreements – Summary of the Voting Agreement.”

Accounting Treatment (page 165)

The Transactions will be accounted for using the business combination accounting rules in accordance with Accounting Standards Codification (“ASC”) Topic 805 in accordance with GAAP. For additional information, see “The Transactions – Accounting Treatment.”

The Rights of CHP Stockholders Will Change as a Result of the Transactions (page 217)

The rights of CHP stockholders are governed by the MGCL and by the CHP Charter and the CHP Bylaws. Following the consummation of the Transactions, the CHP stockholders will become SNDA stockholders, and their rights will be governed by the DGCL and the SNDA Charter and the SNDA Bylaws. CHP stockholders will have different rights once they become SNDA stockholders due to differences between the CHP governing documents and Maryland law, on the one hand, and the SNDA governing documents and Delaware law, on the other hand. These differences are described in more detail in the section entitled “Comparison of Stockholders’ Rights.”

Listing of SNDA Common Stock; Deregistration of CHP Securities (page 168)

Following the Transactions, shares of SNDA Common Stock will continue to be listed on the NYSE under the ticker symbol “SNDA”. Following the Transactions, CHP Common Stock will be deregistered under the Exchange Act.

The SNDA Special Meeting (page 75)

The SNDA Special Meeting will be held virtually via live audio webcast at meetnow.global/MNXNNRP, on February 26, 2026, at 10 a.m. Eastern time (9 a.m. Central time). There will be no physical location for the SNDA Special Meeting. At the SNDA Special Meeting, holders of SNDA Stock will be asked to consider and vote on the following proposals:

•	Authorized Share Increase Proposal;

•	Stock Issuance Proposal;

•	Advance Notice Proposal;

•	Indemnification Proposal; and

•	SNDA Adjournment Proposal (if presented at the SNDA Special Meeting).

You may vote at the SNDA Special Meeting if you owned shares of SNDA Stock at the close of business on December 30, 2025. On that date, there were 18,769,604 shares of SNDA Common Stock outstanding, of which approximately 3.8% of the SNDA Common Stock was owned and entitled to be voted by SNDA directors and executive officers, representing approximately 3.5% of the voting power represented by all issued and outstanding shares of SNDA Stock, and there were 41,250 shares of SNDA Preferred Stock outstanding, none of which was owned and entitled to be voted by SNDA directors or executive officers. As of the date of this joint proxy statement/prospectus, SNDA expects that SNDA’s directors and executive officers will vote their shares in favor of the proposals to be considered at the SNDA Special Meeting.

The CHP Annual Meeting (page 87)

The CHP Annual Meeting will be held in person on March 6, 2026, at 10 a.m. Eastern time, at CNL Center at City Commons Tower I, 13th Floor, 450 South Orange Avenue, Orlando, Florida 32801. At the CHP Annual Meeting, holders of CHP Common Stock will be asked to consider and vote on the following matters:

•	the Transactions Proposal;

•	the Director Election Proposal;

•	the Auditor Ratification Proposal; and

•	the CHP Adjournment Proposal (if presented at the CHP Annual Meeting).

Only stockholders of record of CHP Common Stock as of the close of business on December 30, 2025 (the “CHP Record Date”) are entitled to vote at the CHP Annual Meeting. Additionally, only stockholders of record as of the CHP Record Date or their proxy holders and CHP’s guests may attend the CHP Annual Meeting. In addition, stockholders must register in advance to attend the CHP Annual Meeting in person. On the CHP Record Date, there were 175,274,045 shares of CHP Common Stock outstanding, of which less than 1.0% of the CHP Common Stock was owned and entitled to be voted by CHP directors and executive officers, representing less than 1.0% of the voting power represented by all issued and outstanding shares of CHP Common Stock. As of the date of this joint proxy statement/prospectus, CHP expects that CHP’s directors and executive officers will vote their shares in favor of the proposals to be considered at the CHP Annual Meeting.

Comparative Per Share Market Price

The following table sets forth the closing sale prices per share of SNDA Common Stock on November 4, 2025 on the NYSE, the last full trading day immediately preceding the public announcement of the Merger

Agreement, and on December 31, 2025, the last practicable trading day prior to the mailing of this joint proxy statement/prospectus. The CHP Common Stock is not listed for trading on any stock exchange, and there is no established public trading market for CHP’s securities.

	SNDA Common Stock	CHP Common Stock
November 4, 2025	$25.74	N/A
December 31, 2025	$32.61	N/A

Litigation Relating to the Transactions (page 36)

As of January 1, 2026, SNDA and CHP have received letters from counsel representing purported stockholders of SNDA alleging that the registration statement on Form S-4 of which this joint proxy statement/prospectus forms a part is materially misleading and/or omits purportedly material information, and demanding that corrective disclosures be made. SNDA and CHP believe such allegations are without merit.

Risk Factors (page 37)

In evaluating the Merger Agreement and the Transactions, you should carefully read this joint proxy statement/prospectus and give special consideration to the factors discussed in the section entitled “Risk Factors” and in SNDA’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024 and CHP’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024, in other documents filed by SNDA or CHP with the SEC and in other documents incorporated by reference into this joint proxy statement/prospectus. Please see the section entitled “Where You Can Find More Information” for the location of information incorporated by reference into this joint proxy statement/prospectus.

LITIGATION RELATING TO THE TRANSACTIONS

As of January 1, 2026, SNDA and CHP have received letters from counsel representing purported stockholders of SNDA alleging that the registration statement on Form S-4 of which this joint proxy statement/prospectus forms a part is materially misleading and/or omits purportedly material information, and demanding that corrective disclosures be made. SNDA and CHP believe such allegations are without merit.

RISK FACTORS

An investment by CHP’s stockholders in SNDA Common Stock as a result of the exchange of shares of CHP Common Stock for shares of SNDA Common Stock in the Transactions involves certain risks. Similarly, a decision on the part of SNDA stockholders to approve the Authorized Share Increase Proposal and Stock Issuance Proposal also involve risks for SNDA stockholders. Certain material risks and uncertainties connected with the Merger Agreement and the transactions contemplated thereby, including the mergers and ownership of SNDA Stock, are discussed below. In addition, SNDA and CHP discuss certain other material risks connected with the ownership of SNDA Common Stock and with SNDA’s business, and with the ownership of CHP Common Stock and CHP’s business, respectively, under the caption “Risk Factors” appearing in their respective Annual Reports on Form 10-K most recently filed with the SEC and include additional or updated disclosures of such material risks in their subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K that have been filed with the SEC prior to the date of this joint proxy statement/prospectus or may be filed with the SEC after the date of this joint proxy statement/prospectus. Each of the aforementioned reports of SNDA is or will be incorporated by reference in this joint proxy statement/prospectus.

Holders of CHP Common Stock and holders of SNDA Stock should carefully read and consider all of these risks and all other information contained in this joint proxy statement/prospectus, including the discussions of risk factors included in the documents incorporated by reference in this joint proxy statement/prospectus, in deciding how to vote on the various proposals for which they may be entitled to vote at the SNDA Special Meeting or the CHP Annual Meeting described herein. The risks described in this joint proxy statement/prospectus and in those documents incorporated by reference may adversely affect the value of SNDA Stock that you, as an existing SNDA stockholder, currently hold or that you, as an existing CHP stockholder, will hold upon the completion of the Transactions, and could result in a decline in the value of SNDA Common Stock.

Risks Related to the Transactions

The Transactions are subject to conditions, some or all of which may not be satisfied, and may not be completed on a timely basis, if at all. Failure to complete the Transactions on a timely basis or at all could have adverse effects on SNDA and CHP.

The completion of the Transactions is subject to a number of conditions, including, among others, (a) the approval by SNDA stockholders of the Authorized Share Increase Proposal and the Stock Issuance Proposal, (b) the approval by CHP stockholders of the Transactions Proposal, (c) the shares of SNDA Common Stock to be issued pursuant to the Merger Agreement and the Investment Agreements have been authorized for listing on the NYSE and SNDA’s registration statement on Form S-4 will have become effective, (d) the absence of any law, injunction, judgment or order issued by a governmental authority of competent jurisdiction that prohibits, makes illegal or enjoins the consummation of the Transactions and (e) the absence of a CHP material adverse effect or SNDA material adverse effect. Such conditions, some of which are beyond SNDA’s or CHP’s control, may not be satisfied or waived in a timely manner or at all and therefore make the completion and timing of the Transactions uncertain. For a detailed discussion regarding conditions to the Transactions, see “The Transactions – Conditions to Completion of the Transactions” beginning on page 189.

Also, either SNDA or CHP may terminate the Merger Agreement if the Transactions have not been consummated on or before May 29, 2026 (or such later date as agreed to by the parties), except that this right to terminate the Merger Agreement is not available to any party that has materially breached any of its obligations under the Merger Agreement if such breach has been the principal cause of or principally resulted in the failure of the Equity Purchase Closing to have occurred by such date.

If the Transactions are not completed, SNDA’s and CHP’s respective ongoing businesses, financial conditions, financial results and stock prices could be materially adversely affected, and SNDA and CHP would forgo any benefit of completing the Transactions. In that event, SNDA and CHP would be subject to a number of risks, including the following:

•	the market price of SNDA Common Stock could be reduced to the extent that the current market price reflects a market assumption that the Transactions will be completed;

•

SNDA could owe CHP a termination fee of $30,000,000, if the Merger Agreement were terminated under specified circumstances as described in the section titled “The Transactions – Termination of the Merger Agreement; Termination Fees and Expenses” beginning on page 194;

•

CHP could owe SNDA a termination fee of $30,000,000 if the Merger Agreement were terminated under specified circumstances as described in the section titled “The Transactions – Termination of the Merger Agreement; Termination Fees and Expenses” beginning on page 194;

•

CHP could be required to reimburse SNDA for certain expenses incurred in connection with the Merger Agreement and the Transactions, up to $10,000,000, if the Merger Agreement were terminated under specified circumstances as described in the section titled “The Transactions – Termination of the Merger Agreement; Termination Fees and Expenses” beginning on page 194;

•	SNDA and/or CHP could experience negative reactions from the financial markets or from their respective residents, suppliers or employees (as applicable); and

•

SNDA and CHP could become involved in litigation related to any failure to complete the Transactions or related to any enforcement proceeding commenced against SNDA or CHP to perform their respective obligations pursuant to the Merger Agreement.

The Merger Agreement contains provisions that limit the ability of CHP to pursue alternatives to the Transactions, could discourage a third party from making a favorable alternative transaction proposal to CHP and, in specified circumstances, could require CHP to pay a termination fee in connection with a termination of the Merger Agreement.

The Merger Agreement contains provisions that limit the ability of CHP to solicit, discuss, or enter into an agreement with respect to an acquisition proposal for CHP. The CHP Board is subject to restrictions on withdrawing, qualifying or modifying its recommendation to CHP stockholders in favor of the Transactions and to certain other related restrictions. In addition, SNDA generally must be given an opportunity to offer to modify the terms of the Transactions contemplated by the Merger Agreement before the CHP Board may withdraw or qualify its recommendation with respect to the Transactions or terminate the Merger Agreement in connection with a third-party acquisition proposal.

In some circumstances relating to CHP’s entry into an agreement for an alternative transaction or a change in the recommendation of the CHP Board with respect to the Transactions, upon termination of the Merger Agreement, CHP will be required to pay a termination fee of $30 million to SNDA. See the section titled “The Transactions – Termination of The Merger Agreement; Termination Fees and Expenses” beginning on page 194.

These provisions of the Merger Agreement could discourage a potential third-party acquiror or merger partner that might have an interest in acquiring all or a significant portion of CHP or pursuing an alternative transaction with CHP from considering or proposing such a transaction.

The Transactions are subject to the expiration or termination of applicable waiting periods and the receipt of approvals, consents or clearances from regulatory authorities that may impose conditions that could have an adverse effect on CHP or SNDA, now and following the Transactions, or, if not obtained, could prevent completion of the Transactions.

For the Transactions to be completed, there must be no order of a governmental authority of competent jurisdiction enjoining or otherwise prohibiting the Transactions, and certain regulatory approvals must have been received or applicable waiting periods must have expired. The terms and conditions of the approvals, consents and clearances that are granted may impose requirements, limitations or costs or place restrictions on the conduct of the business of the Combined Company. Regulators may impose conditions, terms, obligations or restrictions in connection with their approval of or consent to the Transactions, and such conditions, terms, obligations or restrictions could delay completion of the Transactions; impose additional material costs on or materially limit the revenues of the Combined Company following the completion of the Transactions; or lead to the abandonment of the Transactions. For a detailed description of the regulatory review process, see the section titled “The Transactions – Regulatory Matters” beginning on page 165.

The termination of the Merger Agreement could negatively impact SNDA and CHP and, in certain circumstances, could require SNDA or CHP to pay certain termination fees or expense reimbursement.

The Merger Agreement contains certain termination rights for SNDA and CHP, which if exercised, would result in the Transactions not being consummated. If the Merger Agreement is terminated in accordance with its terms and the Transactions are not completed, the ongoing business of SNDA and CHP may be adversely affected by a variety of factors, including but not limited to the failure to pursue other beneficial opportunities during the pendency of the Transactions, the failure to obtain the anticipated benefits of completing the Transactions, the payment of certain costs relating to the Transactions and the focus of SNDA’s and CHP’s respective management teams on the Transactions for an extended period of time rather than on ongoing business matters or other opportunities or issues.

If the Merger Agreement is terminated under certain specified circumstances, CHP may be required to reimburse SNDA for certain expenses incurred in connection with the Merger Agreement and the Transactions, up to $10,000,000, or under other certain specified circumstances, SNDA and CHP, as applicable, may be required to pay a termination fee of $30,000,000 to the other party. See the section entitled “The Transactions – Termination of the Merger Agreement; Termination Fees and Expenses” beginning on page 194.

The number of shares of SNDA Common Stock to be received by CHP stockholders in the Transactions is subject to the collar set forth in the Merger Agreement, which could affect the value of the Transaction Consideration received by the CHP stockholders.

Upon completion of the Transactions, CHP stockholders will be entitled to receive for each share of CHP Common Stock that they own: (a) $2.32 in cash and (b) the number of shares of SNDA Common Stock equal to (i) $4.58 divided by (ii) the Exchange Ratio subject to a collar of 15% below the Transaction Reference Price (i.e. $22.73) and 30% above the Transaction Reference Price (i.e. $34.76), and without duplication, cash in lieu of fractional shares. The Exchange Ratio will not be known with certainty at the time of the CHP Annual Meeting and the SNDA Special Meeting, and therefore the precise number of shares to be issued by SNDA to former holders of CHP Common Stock and the application of the collar will not be determined until two (2) business days prior to the consummation of the Transactions. If the VWAP during the Measurement Period is within the collar, the stock portion of the Transaction Consideration as of the determination of the Exchange Ratio will be $4.58 per share of CHP Common Stock. However, if the VWAP during the Measurement Period is above or below the collar, the Exchange Ratio will be fixed at the upper or lower limit of the collar, as applicable, and, as a result, the value of the stock portion of the Transaction Consideration may be greater or less than $4.58 per share of CHP Common Stock. If the VWAP during the Measurement Period is below $22.73, former holders of CHP Common Stock will receive a fewer number of shares of SNDA Common Stock in the aggregate than they would have otherwise received absent the low end of the collar, and the stock portion of the Transaction Consideration for each share of CHP Common Stock will have a value that is less than $4.58. If the VWAP during the Measurement Period is above $34.76, former holders of CHP Common Stock will receive a greater number of shares of SNDA Common Stock in the aggregate than they would have otherwise received absent the high end of the collar, and the stock portion of the Transaction Consideration for each share of CHP Common Stock will have a value that is greater than $4.58.

The value of shares of SNDA Common Stock received by the CHP stockholders may change prior to the receipt by the CHP stockholders of the stock portion of the Transaction Consideration.

Because the Exchange Ratio is based on the VWAP during a measurement period ending on the second business day prior to the First Closing Date, the value of the stock portion of the Transaction Consideration received by the CHP stockholders may vary between the time the Exchange Ratio is finalized and the time the shares of SNDA Common Stock are issued by SNDA. Additionally, the market price of SNDA Common Stock will continue to change between the time the Exchange Ratio is finalized and the time when the shares of SNDA Common Stock are received by CHP stockholders.

CHP stockholders are not entitled to appraisal rights in connection with the Transactions.

Appraisal rights are statutory rights that enable stockholders to dissent from certain extraordinary transactions, such as certain mergers, and to demand that the corporation pay the fair value for their shares as determined by a court in a judicial proceeding instead of receiving the consideration offered to stockholders in connection with the applicable transaction. Holders of CHP Common Stock, including those who do not vote in favor of the Transactions Proposal, do not have the right to receive the appraised value (rights of an objecting stockholder under Subtitle 2 of Title 3 of the MGCL) of their shares in connection with the Transactions because the CHP Charter expressly excludes these rights unless the CHP Board provides for such rights, which the CHP Board did not approve. See the section entitled “The Transactions – No Appraisal Rights in the Transactions” beginning on page 169.

CHP’s directors or executive officers may have interests in the Transactions that may differ from or be in addition to the interests of holders of CHP Common Stock.

In considering the recommendation of the CHP Board, holders of CHP Common Stock should be aware that CHP’s directors and executive officers and CHC may have certain interests in the Transactions that may be different from, or in addition to, the interests of CHP’s stockholders generally, including:

•

CHC and SNDA have entered into a transition services agreement and asset purchase and sale agreement in connection with the Transactions, pursuant to which CHC will be reimbursed the costs of providing certain services to SNDA following closing of the Transactions, and CHC is selling to SNDA certain assets used by CHC to perform its advisory functions to CHP;

•

CHP’s directors and executive officers will be entitled to certain ongoing indemnification and coverage under directors’ and officers’ liability insurance policies from and after the Second Merger Effective time until the sixth anniversary thereof; and

•

SNDA has agreed to appoint to the SNDA Board, effective as of the Second Merger Effective Time, two individuals selected by CHP to the SNDA Board, subject to certain customary conditions, including Stephen H. Mauldin.

The CHP Board and the CHP Special Committee were aware of and considered these interests, among other matters, in evaluating, negotiating, adopting and approving the Merger Agreement and the Transactions and in recommending to CHP stockholders that they vote to approve the Transactions Proposal. For a detailed discussion of these interests, see the section entitled “The Transactions – Interests of CHP’s Directors and Executive Officers in the Transactions.”

SNDA’s directors or executive officers may have interests in the Transactions that may differ from or be in addition to the interests of holders of SNDA Common Stock.

In considering the recommendation of the SNDA Board, holders of SNDA Common Stock should be aware that SNDA’s directors and executive officers may have certain interests in the Transactions that may be different from, or in addition to, the interests of SNDA’s stockholders generally, including:

•	the continued service of certain members of the SNDA Board, including SNDA’s chief executive officer;

•	the continued service of all executive officers, including SNDA’s chief executive officer, who will remain in their current positions following the Transactions; and

•	the direct or indirect interests of certain members of the SNDA Board who are principals of Conversant or Silk in the Equity Financing.

The SNDA Board and the SNDA Special Committee were aware of and considered these interests, among other matters, in evaluating, negotiating, adopting and approving the Merger Agreement and the Transactions and in recommending to SNDA stockholders that they vote to approve the Authorized Share Increase Proposal and the Stock Issuance Proposal. For a detailed discussion of these interests, see the section entitled “The Transactions – Interests of SNDA’s Directors and Executive Officers in the Transactions.”

Each of SNDA and CHP is subject to business uncertainties and contractual restrictions while the proposed Transactions are pending, which could adversely affect each party’s business and operations.

In connection with the pendency of the Transactions, it is possible that some residents, suppliers, tenants, third-party managers, and other persons with whom SNDA or CHP have business relationships may delay or defer certain business decisions, or might decide to seek to terminate, change or renegotiate their relationships with SNDA or CHP, as the case may be, as a result of the Transactions or otherwise.

Under the terms of the Merger Agreement, each of SNDA and CHP is subject to restrictions on the conduct of its business prior to completing the Transactions, which, in the case of SNDA, may adversely affect SNDA’s ability to acquire assets and, in the case of CHP, may adversely affect CHP’s ability to execute certain of its business strategies, including, with respect to CHP, the ability in certain cases to enter into or amend contracts, acquire or dispose of assets, incur indebtedness or incur capital expenditures. Additionally, SNDA may not enter into any alternative acquisition prior to the consummation of the Transactions if doing so would reasonably be expected to materially delay or prevent the consummation of the Transactions in any respect or require SNDA to raise funds in order to consummate the Transactions. Such limitations could adversely affect each party’s business and operations prior to the completion of the Transactions. See the section entitled “The Transaction Agreement – Summary of the Merger Agreement – Covenants and Agreements” beginning on page 177 for more information.

Each of the risks described above may be exacerbated by delays or other adverse developments with respect to the completion of the Transactions.

Uncertainties associated with the Transactions may cause a loss of management personnel and other key employees or cause SNDA to have difficulty attracting and motivating management personnel and other key employees, which could adversely affect the future business and operations of the Combined Company.

SNDA is dependent on the experience and industry knowledge of its management personnel and other key employees to execute their business plans. The success of the Combined Company after the completion of the Transactions will depend in part upon the ability of SNDA to attract, motivate and retain key management personnel and other key employees. Prior to completion of the Transactions, current and prospective employees of SNDA and CHP or their respective affiliates may experience uncertainty about their roles within the Combined Company following the completion of the Transactions, which may have an adverse effect on the ability of SNDA to attract, motivate or retain management personnel and other key employees. No assurance can be given that SNDA, after completion of the Transactions, will be able to attract, motivate or retain management personnel and other key employees of SNDA to the same extent that SNDA has previously been able to attract or retain its employees.

Potential litigation against SNDA and CHP could result in substantial costs, an injunction preventing the completion of the Transactions and/or a judgment resulting in the payment of damages.

Securities class action lawsuits and derivative lawsuits are often brought against public companies that have entered into merger agreements. Even if such a lawsuit or other lawsuit that relates to the Merger Agreement or the Transactions is without merit, defending against these claims can result in substantial costs. An adverse judgment could result in monetary damages, which could have a negative impact on SNDA’s and CHP’s respective liquidity and financial condition.

Additionally, if a plaintiff is successful in obtaining an injunction prohibiting completion of the Transactions, then that injunction may delay or prevent the Transactions from being completed, or from being completed within the expected time frame, which may adversely affect SNDA’s and CHP’s respective businesses, financial positions and results of operations.

As of January 1, 2026, SNDA and CHP have received letters from purported stockholders of SNDA alleging that the registration statement on Form S-4 of which this joint proxy statement/prospectus forms a part is materially misleading and/or omits purportedly material information, and demanding that certain additional disclosures be made. SNDA and CHP believe such allegations are without merit.

The unaudited pro forma condensed combined financial information in this joint proxy statement/prospectus is presented for illustrative purposes only and may not be reflective of the operating results and financial condition of the Combined Company following completion of the Transactions.

The unaudited pro forma condensed combined financial information in this joint proxy statement/prospectus is presented for illustrative purposes only and is not necessarily indicative of what SNDA’s actual financial position or results of operations would have been had the Transactions been completed on the dates indicated. Further, SNDA’s actual results and financial position after the Transactions may differ materially and adversely from the unaudited pro forma condensed combined financial information that is included in this joint proxy statement/prospectus.

The unaudited pro forma condensed combined financial information has been prepared with the expectation, as of the date of this joint proxy statement/prospectus, that SNDA will be identified as the acquirer under GAAP and reflects adjustments based upon preliminary estimates of the fair value of assets to be acquired and liabilities to be assumed. Subsequent to the closing date, there will be further refinements of the acquisition accounting as additional information becomes available. In addition, the unaudited pro forma condensed combined financial information does not reflect other future events that may occur after the date of this joint proxy statement/prospectus or future events that may occur after the Transactions, including the costs related to the planned integration of the two companies and any future non-recurring charges resulting from the Transactions, and do not consider potential impacts of current market conditions on revenues or expense efficiencies or other future events that may occur. Accordingly, the final acquisition accounting may differ materially from the unaudited pro forma condensed combined financial information in this joint proxy statement/prospectus. See “Unaudited Pro Forma Condensed Combined Financial Information” beginning on page 51 for more information.

The Transactions should be taxable to CHP stockholders; however, CHP stockholders may not receive cash sufficient to pay any tax.

For CHP stockholders, the Transactions will be treated as taxable sales for U.S. federal income tax purposes of CHP Common Stock in exchange for Transaction Consideration. As a result, U.S. CHP stockholders will recognize gain or loss equal to the difference, if any, between the fair market value of the Transaction Consideration received and the stockholder’s adjusted tax basis in the CHP Common Stock exchanged. Because the CHP stockholders will receive only a portion of the Transaction Consideration in the form of cash, CHP stockholders may need to sell shares, or raise cash from other sources, to pay any tax obligations resulting from the Transactions.

The shares of SNDA Common Stock to be received by CHP stockholders upon completion of the Transactions will have different rights from those of shares of CHP Common Stock.

Upon completion of the Transactions, persons who held shares of CHP Common Stock immediately before the First Merger Effective Time will no longer be CHP stockholders but will instead have become SNDA stockholders, and their rights as SNDA stockholders will be governed by the SNDA Charter, SNDA Bylaws and Delaware law, including the DGCL, which governs corporations. The terms of the SNDA Charter, SNDA Bylaws and the DGCL are in some respects materially different from the CHP Charter, the CHP Bylaws and Maryland law, which currently govern the rights of CHP stockholders. See “Comparison of Stockholders’ Rights” beginning on page 217 for a discussion of the different rights associated with shares of CHP Common Stock and shares of SNDA Common Stock.

CHP stockholders will have reduced ownership and voting interests immediately after the Transactions and will exercise less influence over the policies of SNDA following the Transactions than they now have over the policies of CHP.

SNDA stockholders currently have the right to vote in the election of the SNDA Board and on other matters affecting SNDA. CHP stockholders currently have the right to vote in the election of the CHP Board and on other matters affecting CHP. Immediately after the Transactions are completed, current CHP stockholders will collectively own between 50% and 60.5% of the outstanding shares of SNDA Common Stock on a fully diluted basis, depending on the Exchange Ratio. As a result of their reduced percentage ownership of SNDA Common Stock immediately after the Transactions as compared to their percentage ownership of CHP Common Stock immediately before the Transactions, former holders of CHP Common Stock that receive shares of SNDA Common Stock in the Transactions will have less influence on the management and policies of SNDA than they had on the management and policies of CHP immediately before the Transactions. In addition, members of the SNDA Board serve for three-year terms, while members of the CHP Board are elected annually. As a result, changes in the SNDA Board would take a longer period to implement than at the CHP Board. Finally, following the Transactions, the SNDA Board will consist of nine members, only two of whom will be appointed by CHP. Meanwhile, subject to the terms and on the conditions set forth in the A&R Investor Rights Agreement, Conversant and Silk will contractually have the right to collectively appoint four members of the SNDA Board. As a result, the former holders of CHP Common Stock will have less influence on the SNDA Board following the Transactions.

SNDA’s stockholders will be diluted by the Transactions and the Equity Financing.

The Transactions and the Equity Financing will dilute the ownership position of SNDA’s current stockholders. Immediately after the Transactions and the Equity Financing are completed, current SNDA stockholders (including the Investors, taking into account the shares of SNDA Common Stock they will purchase in the Equity Financing) will collectively own between 39.5% and 50% of the outstanding shares of SNDA Common Stock on a fully diluted basis, depending on the Exchange Ratio. Because the total number of shares issuable to CHP’s former stockholders depends on the Exchange Ratio, SNDA and CHP do not know the exact number of shares of SNDA Common Stock that will be issued to former holders of CHP Common Stock in the Transactions. The market price of shares of SNDA Common Stock fluctuated prior to and after the date of the announcement of the Merger Agreement and has and will continue to fluctuate from the date of this joint proxy statement/prospectus through the relevant Measurement Period.

The shares of SNDA Common Stock to be issued to the Investors may be issued at a price that is below the market value of such shares at the time of issuance.

In connection with the Transactions, the Investors entered into the Investment Agreements, pursuant to which the Conversant Investors have agreed to purchase, and SNDA has agreed to sell to the Conversant Investors, 3,739,716 shares of SNDA Common Stock in a private placement pursuant to Section 4(a)(2) of the Securities Act, and Silk has agreed to purchase, and SNDA has agreed to sell to Silk, 373,972 shares of SNDA

Common Stock in a private placement pursuant to Section 4(a)(2) of the Securities Act. These shares of SNDA Common Stock will be issued to the Investors at $26.74 per share, which was above the market price of shares of SNDA Common Stock as of the date of the Investment Agreements. However, the market price of shares of SNDA Common Stock has, and will continue to, fluctuate from the date of the Investment Agreements through the date of issuance of such shares of SNDA Common Stock to the Investors, and such shares of SNDA Common Stock may be issued to the Investors at below the market price of shares of SNDA Common Stock at the time of issuance.

SNDA and CHP are expected to incur significant transaction costs in connection with the Transactions, which may be in excess of those anticipated by them.

SNDA and CHP have incurred, and expect to continue to incur, a number of non-recurring costs associated with the negotiating and completing the Transactions, combining the operations of the two companies and achieving desired synergies. These costs have been, and will continue to be, substantial and, in many cases, will be borne by SNDA and CHP regardless of whether the Transactions are completed. A substantial majority of non-recurring expenses will consist of transaction costs and include, among others, fees paid to financial, legal, accounting and other advisors, employee retention, severance and benefit costs, and filing fees. While SNDA and CHP have assumed that a certain level of expenses would be incurred, there are many factors beyond their control that could affect the total amount or the timing of these expenses.

To facilitate the financing of the cash portion of the Transaction Consideration, SNDA has entered into arrangements for Debt Financing and Equity Financing.

Debt Financing: At the signing of the Merger Agreement, SNDA obtained a debt commitment letter for a 364-day senior secured bridge loan. In addition, following the signing of the Merger Agreement, SNDA obtained $525.0 million of permanent debt financing in the form of senior secured term loans and secured an increase in its post-closing revolving credit facility from $300.0 million effective as of the closing of the Transactions to $375.0 million. The amount of the bridge loan was reduced on a dollar-for-dollar basis (i) by the aggregate amount of the permanent debt financing and (ii) the $75.0 million commitment increase under the post-closing revolving credit facility, to equal $300.0 million as of the date of this joint proxy statement/prospectus. The amount of the bridge loan will further be reduced by an amount equal to the net proceeds of certain financing transactions, including any property-level agency or mortgage financing that SNDA raises before or after the Second Closing Date, if any. SNDA’s receipt of the debt financing is not a condition to closing the Transactions contemplated by the Merger Agreement. CHP will use its commercially reasonable efforts to cooperate with SNDA to obtain the debt financing, including any property-level financing. Although SNDA’s obligation to consummate the Transactions is not conditioned upon consummation of any debt financing, if SNDA is unable to obtain the debt financing, the Transactions could be delayed or not completed, in which case SNDA could be in breach of its obligations under the Merger Agreement.

Equity Financing: Certain stockholders of SNDA, including Silk and certain affiliates of Conversant (Silk and Conversant’s affiliates being two of the largest beneficial owners of SNDA Stock), have committed to fund an aggregate amount of approximately $110 million in exchange for the issuance of 4,113,688 shares of SNDA Common Stock in a private placement pursuant to Section 4(a)(2) of the Securities Act, at a price per share equal to $26.74, in accordance with certain Investment Agreements. In the event that the equity financing contemplated by the Investment Agreements is not available, there is a risk that other financing may not be available on acceptable terms, in a timely manner or at all. CHP’s obligation to consummate the Transactions is conditioned upon consummation of the Equity Financing on the terms set forth in the Investment Agreements or alternative equity financing on terms no less favorable in all material respects to CHP and its stockholders than those set forth in the Investment Agreements and consented to in writing by CHP (such consent not to be unreasonably withheld, conditioned or delayed). If SNDA is unable to obtain the Equity Financing, the Transactions could be delayed or not completed, in which case SNDA could be in breach of its obligations under the Merger Agreement.

For more information, see the section entitled “The Transactions – Investment Documents; Debt Financing” beginning on page 166.

Risks Related to the Combined Company Following Completion of the Transactions

SNDA may not achieve the intended benefits of the Transactions, and the Transactions may disrupt its current plans or operations.

There can be no assurance that SNDA will be able to successfully integrate CHP’s assets or otherwise realize the expected benefits of the Transactions (including operating and other cost synergies). Difficulties in integrating CHP into SNDA may result in SNDA performing differently than expected, in operational challenges, in the failure to realize anticipated run-rate cost synergies and efficiencies in the expected time frame or at all, or in the difficulty or failure of utilizing available U.S. tax attributes, in which case the Transactions may not be accretive to earnings per share, may not improve SNDA’s balance sheet position, may not enhance SNDA’s ability to deliver and may not generate additional free cash flow due to reduced cash tax payments. The integration of SNDA and CHP may result in material challenges, including the diversion of management’s attention from ongoing business concerns; difficulty in retaining key management and other employees; challenges in retaining or attracting business opportunities and establishing or maintaining business relationships; the possibility of faulty assumptions underlying expectations regarding the integration process and associated expenses; difficulty in consolidating corporate and administrative infrastructures and eliminating duplicative operations; challenges in coordinating geographically separate organizations; unanticipated issues in integrating information technology, communications and other systems; discovery of previously unknown liabilities; unforeseen expenses relating to integration; ability to rapidly scale SNDA’s operations to accommodate the substantial increase in number of properties as a result of the Transactions; ability to manage CHP’s third party managers and tenants, which is not currently part of SNDA’s business model and for which SNDA may not have expertise; transition risk to the extent SNDA decides to self-manage properties currently operated by third party managers. Any of these issues could adversely affect SNDA’s and CHP’s ability to maintain relationships with residents, suppliers, employees, third party managers, tenants, and other constituencies or achieve the anticipated benefits of the Transactions or could reduce each company’s earnings or otherwise adversely affect the business and financial results of the Combined Company following the Transactions.

The results of SNDA after the completion of the Transactions may be adversely impacted if SNDA does not effectively manage its expanded operations following the completion of the Transactions.

As of September 30, 2025, SNDA owned 84 senior housing communities (including four owned through joint venture investments in consolidated entities and four owned through a joint venture investment in an unconsolidated entity) and CHP owned 69 senior housing communities. Following the completion of the Transactions, SNDA’s business will be significantly larger than the current size of either SNDA’s or CHP’s respective businesses, with SNDA owning 153 senior housing communities based on the size of each of SNDA’s and CHP’s businesses as of the date of this joint proxy statement/prospectus. SNDA’s ability to successfully manage this expanded business will depend, in part, upon management’s ability to design and implement strategic initiatives that address not only the integration of two independent stand-alone companies, but also the increased scale and scope of the combined business with its associated increased costs and complexity. There can be no assurances that the Combined Company will be successful or that it will realize the expected operating efficiencies, cost savings and other benefits currently anticipated from the Transactions.

SNDA is expected to incur substantial expenses related to the completion of the Transactions and the integration of SNDA and CHP.

SNDA is expected to incur substantial expenses in connection with the completion of the Transactions and the integration of SNDA and CHP, some of which may be incurred even if the Transactions are not completed. The expectation of substantial integration expenses reflects in part the many processes, policies, procedures, operations, technologies and systems that must be integrated, potentially including purchasing, accounting and finance, sales, payroll, pricing, revenue management, marketing and benefits. The substantial majority of the expenses of the Transactions and the integration of SNDA and CHP will be non-recurring expenses related to the Transactions (including financing of the Transactions) and to facilities and systems consolidation. SNDA will also likely incur additional costs to maintain employee morale and to attract, motivate or retain management personnel and other key employees. SNDA and CHP will also incur transaction fees and costs related to formulating integration plans for the combined business, and the execution of these plans may lead to additional unanticipated costs. Additionally, as a result of the Transactions, SNDA’s financing costs may increase, including costs in connection with the financing of the Transactions. These incremental transaction-related costs may exceed the savings the Combined Company expects to achieve from the elimination of duplicative costs and the realization of other efficiencies related to the integration of the businesses, particularly in the near term and in the event there are material unanticipated costs.

The Combined Company will have significantly more indebtedness than the indebtedness of SNDA prior to the Transactions.

Upon completion of the Transactions, SNDA expects to incur approximately $900 million in additional indebtedness and to have consolidated indebtedness of approximately $1.6 billion, which is greater than the current indebtedness of SNDA. SNDA also expects that availability under its post-closing revolving credit facility will be increased to $375 million. The increased indebtedness of SNDA in comparison to that of SNDA on a historical basis may have the effect of, among other things, reducing the flexibility of SNDA to respond to changing business and economic conditions and increasing SNDA’s borrowing costs. For more information on the financial impact of the Transactions on SNDA’s indebtedness, see “Unaudited Pro Forma Condensed Combined Financial Information” beginning on page 51.

The financing arrangements that SNDA has entered into and will enter into in connection with the Transactions contain and will contain restrictions and limitations that may, under certain circumstances, significantly impact SNDA’s ability to operate its business.

SNDA is incurring significant new indebtedness in connection with the Transactions. The agreements governing the indebtedness that SNDA will incur in connection with the Transactions, may, under certain circumstances, impose significant operating and financial restrictions on SNDA. After the completion of the Transactions, these restrictions may affect SNDA’s ability to operate its business and may limit SNDA’s ability to take advantage of potential business opportunities.

In addition, the agreements governing such indebtedness will require SNDA to comply with a number of financial covenants and borrowing base availability requirements, including a maximum total leverage ratio, a maximum consolidated secured recourse leverage ratio, a minimum consolidated fixed charge coverage ratio, a minimum consolidated tangible net worth, a maximum amount of permitted dividends and distributions, a maximum variable rate indebtedness ratio, a maximum consolidated secured leverage ratio, a minimum implied borrowing base debt service coverage ratio and a maximum borrowing base loan to value ratio. SNDA’s ability to comply with such covenants will depend on its financial and operating performance, which in turn will be subject to economic conditions and to financial, market and competitive factors, many of which are beyond SNDA’s control. SNDA’s ability to comply with these covenants will also depend on SNDA’s ability to successfully implement its overall business strategy and realize the anticipated benefits of the Transactions, including cost savings, innovation and operational efficiencies.

Various risks, uncertainties and events beyond SNDA’s control could affect its ability to comply with the covenants contained in its financing agreements. Failure to comply with any of the covenants in its existing or future financing agreements could result in a default under those agreements and under other agreements containing cross-default provisions. A default would permit lenders to accelerate the maturity of the debt under these agreements. Under those circumstances, SNDA might not have sufficient funds or other resources to satisfy all of its obligations. In addition, the limitations imposed by financing agreements on SNDA’s ability to incur additional debt and to take other actions might significantly impair its ability to obtain other financing.

If SNDA incurs additional indebtedness following the Transactions, the risks related to the substantial indebtedness of SNDA after the completion of the Transactions may intensify. For additional information regarding the financing of the Transactions, see “Unaudited Pro Forma Condensed Combined Financial Information” beginning on page 51.

The market price of SNDA Common Stock after the Transactions may be affected by factors different from those affecting the market price of SNDA Common Stock before the Transactions.

The results of operations of the Combined Company and the price of SNDA Common Stock following the Transactions may be affected by factors different from those factors affecting SNDA and CHP as independent stand-alone companies before the Transactions. Following the Transactions, SNDA will face additional risks and uncertainties to which SNDA or CHP may currently not be exposed as independent stand-alone companies.

Former CHP stockholders may seek to sell shares of the SNDA Common Stock held by them following the consummation of the Transactions. The transaction documents contain no restriction on the ability of former holders of CHP Common Stock to sell such shares of SNDA Common Stock. These sales (or the perception that these sales may occur), coupled with the increase in the outstanding number of shares of SNDA Common Stock, may affect the market for, and the market price of, shares of SNDA Common Stock in an adverse manner.

The market price of SNDA Common Stock may decline as a result of the Transactions.

The market price of SNDA Common Stock may decline as a result of the Transactions, and SNDA stockholders could lose the value of their investment in SNDA Common Stock if, among other things, after completion of the Transactions, SNDA is unable to achieve the expected growth in earnings, or if the anticipated benefits, including synergies, cost savings, innovation and operational efficiencies, from the Transactions are not realized, or if the transaction costs related to the Transactions are greater than expected, or if the Transactions are not completed within the anticipated time frame. The market price of SNDA Common Stock also may decline if SNDA does not achieve the perceived benefits and expected synergies of the transaction as rapidly or to the extent anticipated by financial or industry analysts or if the effect of the Transactions on SNDA’s financial position, results of operations or cash flows is not consistent with the expectations of financial or industry analysts. The issuance of shares of SNDA Common Stock in the Transactions could on its own have the effect of depressing the market price of SNDA Common Stock. SNDA will be issuing between 22.9 million and 35.0 million shares of SNDA Common Stock to the former holders of CHP Common Stock, diluting the currently outstanding 18,769,604 shares of SNDA Common Stock. In addition, CHP stockholders are not subject to any restrictions on the resale of the shares of SNDA Common Stock they receive as Transaction Consideration. Sales of SNDA Common Stock by former holders of CHP Common Stock could have the effect of depressing the market price of SNDA Common Stock. The average daily trading volume of SNDA Common Stock over the twelve month period ending December 30, 2025 (the record date for the SNDA Special Meeting) has been 33,089 shares. Sales of shares by the former holders of CHP Common Stock in amounts exceeding this volume could negatively impact the market price of SNDA Common Stock. Moreover, general fluctuations in stock markets could have a material adverse effect on the market for, or liquidity of, SNDA Common Stock, regardless of the operating performance of SNDA after the completion of the Transactions.

SNDA Common Stock has historically experienced low trading volumes and the trading volume of the SNDA Common Stock may change as a result of the Transactions, which may result in the trading price of the SNDA Common Stock becoming more volatile and subject to fluctuations.

SNDA Common Stock currently trades on the NYSE under the ticker symbol “SNDA”. The historical trading volumes of the SNDA Common Stock have been relatively low compared to other publicly-traded companies. Even after the percentage of outstanding shares of SNDA Common Stock beneficially owned by the Conversant Entities decreases from 52.6% to 24.1% to 30.3%, the market for the SNDA Common Stock may be less liquid than the securities of companies with more actively traded shares.

Following the consummation of the Transactions, the trading volume of SNDA Common Stock may change, and small trades could have a disproportionate impact on the trading price of the SNDA Common Stock, which may cause the market price of SNDA Common Stock to become more volatile and to fluctuate significantly from day to day.

The Transactions may result in a loss of residents, suppliers, vendors, landlords, tenants and other business partners and may result in the termination of existing contracts.

Following the Transactions, some of the residents, dealers, suppliers, vendors, landlords, tenants and other business partners of CHP may terminate or scale back their current or prospective business relationships with SNDA. SNDA and CHP have contracts with residents, dealers, suppliers, vendors, landlords, tenants and other business partners that may require SNDA to obtain consents from these other parties in connection with the Transactions, which may not be obtained on favorable terms or at all. If relationships with residents, dealers, suppliers, vendors, landlords, tenants and other business partners are adversely affected by the Transactions, or if SNDA, following the Transactions, loses the benefits of the contracts of CHP or its affiliates, SNDA’s business and financial performance could suffer.

Other Risk Factors of SNDA and CHP

SNDA’s and CHP’s businesses are and will be subject to the risks described above. In addition, SNDA and CHP are and will continue to be subject to the risks described in SNDA’s and CHP’s respective Annual Reports on Form 10-K for their fiscal years ended December 31, 2024, as updated by subsequent Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and Annual Reports on Form 10-K, all of which are filed or will be filed with the SEC and, in the case of SNDA’s filings, incorporated by reference into this joint proxy statement/prospectus. For the location of information incorporated by reference into this joint proxy statement/prospectus, see “Where You Can Find More Information” beginning on page 261.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This joint proxy statement/prospectus contains forward-looking statements with respect to the Transactions, including any statements regarding the expected timetable for completing the Transactions, the ability of the parties to complete the Transactions, the synergies and other expected benefits of the Transactions, projected financial information, future opportunities and any other statements regarding SNDA’s and CHP’s future expectations, beliefs, plans, objectives, results of operations, financial condition and cash flows, or future events or performance. Forward-looking statements are often, but not always, made through the use of words or phrases such as “anticipates,” “expects,” “intends,” “plans,” “targets,” “forecasts,” “projects,” “believes,” “seeks,” “schedules,” “estimates,” “positions,” “pursues,” “may,” “could,” “should,” “will,” “budgets”, “outlook,” “trends,” “guidance,” “focus,” “on schedule,” “on track,” “is slated,” “goals,” “objectives,” “strategies,” “opportunities,” “poised,” “potential” and similar expressions. Forward-looking statements are based on current expectations of SNDA’s and CHP’s management and therefore involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed in the forward-looking statements. Key factors that could cause actual results to differ materially from those expressed in the forward-looking statements include, but are not limited to:

•	the risk that SNDA stockholders may not approve the Authorized Share Increase Proposal and the Stock Issuance Proposal;

•	the risk that CHP stockholders may not approve the Transactions Proposal;

•	uncertainties as to the timing of consummation of the Transactions;

•	the uncertainty of the value of the Transaction Consideration due to the potential fluctuation in the market price of SNDA Common Stock;

•	the occurrence of events that may give rise to a right of either or both of SNDA and CHP to terminate the Merger Agreement;

•	the possibility that the Transactions are delayed or do not occur;

•	the risk that the conditions to the closing of the Transactions may not be satisfied in a timely manner or at all;

•	the risk that the regulatory approvals are not obtained or are obtained subject to conditions that are not anticipated by the parties;

•	the effects of disruption to SNDA’s and CHP’s respective businesses;

•	the limited trading volume of SNDA Common Stock;

•

negative effects of the announcement of SNDA’s proposal to acquire CHP or the announcement or completion of the Transactions on the market price of SNDA Common Stock, the financial performance of each of SNDA and CHP and the ability of SNDA and CHP to maintain their respective business operations (including relationships with residents, suppliers, lenders, landlords, and tenants);

•	the risks related to SNDA and CHP being restricted in the operation of their respective businesses while the Transactions are pending;

•	the effects of pandemics, and industry, market, economic, political or regulatory conditions outside of SNDA’s or CHP’s control;

•	SNDA and CHP may incur significant transaction and other costs in connection with the Transactions in excess of those anticipated by SNDA or CHP;

•	any litigation relating to the Transactions and other unknown liabilities;

•	SNDA’s ability to achieve the expected benefits of the Transactions, including the synergies;

•	SNDA’s ability to promptly, efficiently and effectively integrate acquired operations into its own operations;

•	the ultimate timing, outcome and results of integrating the operations of SNDA and CHP;

•	the ability of SNDA to retain and hire key personnel;

•	the dilution caused by SNDA’s issuance of additional shares of SNDA Common Stock in or related to the Transactions, including the Equity Financing;

•	the amount of any costs, fees, expenses, impairments and charges related to the Transactions;

•

the ability to comply with applicable capital and liquidity requirements, including the ability to generate liquidity internally or raise capital on favorable terms, including continued access to the debt and equity capital markets;

•	factors that can impact the performance of SNDA’s and CHP’s respective loan portfolios, including real estate values;

•	the impact of prolonged elevated interest rates;

•	the impact of recent and future legislative and regulatory changes;

•	uncertainties surrounding geopolitical events, trade policy, taxation policy, and monetary policy which continue to impact the outlook for future economic growth;

•	the diversion of the time of management of SNDA, CHP and CHC on transaction-related issues; and

•

other risk factors as detailed from time to time in SNDA’s and CHP’s reports filed with the SEC, including SNDA’s and CHP’s respective Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, current reports on Form 8-K and other documents filed with the SEC, including the risks and uncertainties set forth in or incorporated by reference into this joint proxy statement/prospectus in the section entitled “Risk Factors” beginning on page 37. See also the section entitled “Where You Can Find More Information” beginning on page 261 of this joint proxy statement/prospectus for the location of information incorporated by reference into this joint proxy statement/prospectus.

The foregoing list of factors is not intended to be exhaustive. Forward-looking statements reflect SNDA’s and CHP’s current views with respect to future events and are based on numerous assumptions and assessments made by SNDA and CHP in light of their experiences and perceptions of historical trends, current conditions, business strategies, operating environments, future developments and other factors they believe appropriate. By their nature, forward-looking statements involve known and unknown risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. The factors described in the context of forward-looking statements in this joint proxy statement/prospectus could cause SNDA’s and CHP’s plans with respect to the Transactions, actual results, performance or achievements, industry results and developments to differ materially from those expressed in or implied by such forward-looking statements. Although it is believed that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct, and persons reading this joint proxy statement/prospectus are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date of this joint proxy statement/prospectus or, in the case of a document incorporated by reference in this joint proxy statement/prospectus, as of the date of that document. Neither SNDA nor CHP assumes any obligation to update the information contained in this document (whether as a result of new information, future events or otherwise), except as required by applicable law.

SNDA and CHP expressly qualify in their entirety all forward-looking statements attributable to either SNDA or CHP or any person acting on either SNDA’s or CHP’s behalf by the cautionary statements contained or referred to in this joint proxy statement/prospectus.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

The following unaudited pro forma condensed combined financial statements and notes thereto present the unaudited pro forma condensed combined balance sheet as of September 30, 2025 and the unaudited pro forma condensed combined statements of operations for the nine months ended September 30, 2025 and the year ended December 31, 2024. The unaudited pro forma condensed combined financial information was prepared in accordance with Article 11 of Regulation S-X as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses”, in order to give effect to the Pro Forma Transactions (as defined and described below) and the assumptions and adjustments described in the accompanying notes to the unaudited pro forma condensed combined financial statements.

PSLG Acquisition

On August 12, 2024, through various wholly-owned subsidiaries, SNDA entered into eight asset purchase agreements with various affiliates of Principal Senior Living Group (“PSLG”) for the acquisition of eight senior living communities (“PSLG Acquisition”), which closed on October 1, 2024 (“PSLG Closing Date”). The GAAP purchase price of the PSLG Acquisition was $104.4 million. The PSLG acquisition was treated as an asset acquisition recorded at relative fair value. In connection with the PSLG Acquisition, SNDA recognized $89.2 million in Property and equipment, net for tangible assets purchased; $15.6 million in Intangible assets, net for in-place leases; and $0.4 million in Other long-term liabilities for below market leases.

The following unaudited pro forma condensed combined statements of operations gives effect to the PSLG Acquisition as if it occurred on January 1, 2024. PSLG’s historical balances were derived from its unaudited combined carve-out financial statements for the nine months ended September 30, 2024 included as Exhibit 99.2 to Amendment No. 1 to SNDA’s Current Report on Form 8-K, filed with the SEC on December 17, 2024 (“PSLG Historical”). PSLG has been consolidated into SNDA’s consolidated historical financials since the PSLG Closing Date. As such, the PSLG acquisition is presented within SNDA’s historical balance sheet as of September 30, 2025 as well as SNDA’s historical statement of operations for the nine months ended September 30, 2025. Additionally, none of PSLG’s properties acquired have been disposed of by SNDA and the remaining useful lives of PSLG’s acquired tangible and intangible assets exceed the duration of the income statement pro forma periods presented. Further, as set forth in Exhibit 99.3 of Amendment No. 1 (filed with the SEC on December 17, 2024) to Form 8-K filed with the SEC by SNDA on December 17, 2024, no reclassification or policy adjustments were required to conform PSLG’s policies and classification conventions to SNDA’s. Therefore, pro forma adjustments for the PSLG Acquisition are limited to the unaudited pro forma condensed combined statement of operations for the year ended December 31, 2024.

Debt and Equity Financing for the Transactions

SNDA is arranging the Equity Financing and debt financing to fund a portion of the cash consideration required for the consummation of the Transactions contemplated by the Merger Agreement. With respect to the Equity Financing, certain holders of SNDA Stock have committed to provide an aggregate of $110.0 million in exchange for approximately 4.1 million shares of SNDA Common Stock in a private placement pursuant to Section 4(a)(2) of the Securities Act. With respect to the debt financing, SNDA obtained commitments for a senior secured bridge loan (“Bridge Facility” and any loan made thereunder, “Bridge Loan”). The Bridge Loan will mature 364 days following the Closing Date and bear interest generally at the secured overnight financing rate (“SOFR”) plus a margin of 1.25% to 2.00%. No principal payments for the Bridge Loan are due until maturity. In addition, following the signing of the Merger Agreement, SNDA obtained $525.0 million of permanent debt financing in the form of senior secured term loans (“Permanent Term Loans”), and secured an increase in its post-closing revolving credit facility from $300.0 million effective as of the closing of the Transactions to $375.0 million (“New Revolving Credit Facility”). The Permanent Term Loans consist of a $262.5 million senior secured term loan facility that matures three years after the Closing Date (“Permanent Term Loan Tranche 1”) and a $262.5 million senior secured term loan facility that matures five years after the Closing Date (“Permanent Term Loan Tranche 2”). The Permanent Term Loans bear interest generally at SOFR plus a leverage-based margin of 1.30% to 1.95%. No principal payments for the Permanent Term Loans are due until maturity. The New Revolving Credit Facility matures in four years following the Closing Date and bears interest generally at SOFR plus a leverage-based margin of 1.35% to 2.00%. As a result of SNDA’s receipt of the permanent debt financing and increase in its post-closing revolving credit facility, commitments under the Bridge Facility were reduced to $300.0 million. On the Closing Date, SNDA intends to borrow all of the Permanent Term Loans, draw $75.0 million under the New Revolving Credit Facility, refinance the existing revolving credit facility, and subject to the following sentence, draw $300.0 million under the Bridge Facility to pay the cash consideration for the Transactions pursuant to the Merger Agreement as well as to refinance CHP’s existing indebtedness and fund transaction expenses. Prior to its maturity, SNDA intends to replace any then outstanding portion of the Bridge Loan with additional permanent financing on more favorable terms, however, such alternatives are not currently determinable. As a result, the unaudited pro forma condensed combined statements of operations assume that a borrowing of $300.0 million under the Bridge Loan, which has a maturity of less than one year, is outstanding for the entirety of the pro forma periods presented (“Bridge Loan Replacement”). Further, in connection with the debt financing, SNDA obtained an aggregate of $50.0 million in letters of credit commitments from lenders involved in the debt financing. The Equity Financing, the debt financing, including the Permanent Term Loans, the New Revolving Credit Facility, and the letter of credit commitments are collectively referred to as the “Financing Transactions”. In connection with the Financing Transactions, SNDA expects to incur customary equity and debt issuance costs such as legal, structuring, and commitment fees.

The Transactions (CHP Acquisition)

On November 4, 2025, SNDA, Holdco, SNDA Merger Sub, CHP, and CHP Merger Sub entered into the Merger Agreement. The Merger Agreement provides, among other things, for a business combination of SNDA and CHP, through a series of steps consummated over two business days (“Closing” or “Closing Date”), ending with a forward merger of CHP with and into SNDA Merger Sub, with SNDA Merger Sub surviving, as a result of which SNDA will indirectly acquire 100% of the outstanding shares of CHP. In connection with the Transactions, each share of CHP Common Stock will be cancelled and converted into the right to receive (i) $2.32 in cash plus (ii) the number of shares of SNDA Common Stock equal to the Exchange Ratio (and without duplication, cash in lieu of fractional shares of SNDA common stock). As of September 30, 2025, the Exchange Ratio, Aggregate Cash Consideration, and Aggregate Stock Consideration is 0.1688, $403.5 million, and 29.4 million shares of SNDA Common Stock, respectively.

CHP has historically been a REIT for U.S. federal income tax purposes. SNDA expects that CHP will lose its REIT qualification as a result of the Transactions (“Loss of REIT Status”). The Combined Company will be subject to U.S. federal and state income taxes as a C corporation. Actual income tax expense will differ from the pro forma amounts due to changes in the mix of pre-tax earnings, enacted tax law and rates, valuation allowance assessments, and tax planning strategies. However, due to CHP’s history of net losses, SNDA assumes an effective tax rate of 0% given the effect of valuation allowances. Therefore, there are no pro forma adjustments with respect to income taxes in these unaudited condensed combined pro forma financial statements.

CHP’s corporate affairs have historically been externally managed and advised by CHC, an affiliate of the Sponsor. The Sponsor is an affiliate of CNL Financial Group, Inc. CHC has historically been responsible for managing the CHP’s day-to-day operations, serving as an advisor in connection with policy decisions to be made by the board of directors, and for identifying, recommending and executing on possible strategic alternatives and dispositions on CHP’s behalf pursuant to multiple advisory agreements (as amended, the “Advisory Agreements”). Substantially all of CHP’s operating, administrative and certain property management services have historically been provided by CHC or affiliates of CHC. At the Closing Date, the Advisory Agreements are expected to be terminated pursuant to the terms of the Merger Agreement. The Transactions and termination of the Advisory Agreements (“Advisory Agreements Termination”) will trigger pre-existing features of the Advisory Agreements pursuant to which CHC is entitled to a cash fee of 0.8% of the gross consideration paid to holders of CHP Common Stock less the amount of any third-party financial advisor fees payable in connection with a sale transaction (“Advisor Disposition Fee”). As a result, 0.5% of the gross consideration will be paid to CHC and 0.3% will be paid to KBCM in connection with its services to CHP and the CHP Special Committee.

On November 4, 2025, SNDA entered into the APA with CHC pursuant to which, among other things (i) certain assets and intellectual property used exclusively in connection with performing services under the Advisory Agreement (“CHP IP and Assets”) will each be transferred to SNDA and (ii) an assembled workforce of select personnel of CHC who performed services under the Advisory Agreement (“CHP Assembled Workforce”), will each be offered employment at SNDA subject to the terms therein. The CHP IP and Assets generally consists of books, records, and other data. In connection with the APA, including the CHP IP and Assets transfer, a payment of $5.0 million will be made to CHC. In addition, members of the CHP Assembled Workforce will receive aggregate upfront retention bonus payments of approximately $1.1 million (“Retention Bonuses”), which Retention Bonuses do not have any ongoing service requirements after the Closing Date, and additional aggregate payments of approximately $1.1 million in the form of potential severance payments payable after the Closing Date, depending on the actual Closing Date and if certain conditions are met (“Severance”). In addition, if SNDA terminates the employment of any member of the CHP Assembled Workforce without cause within three months after the Closing Date, SNDA will be required to pay the applicable member of the CHP Assembled Workforce an amount equal to such member’s base pay through the end of such three-month period (“Additional Severance”). No adjustments are made in the unaudited condensed combined pro forma financial statements for Additional Severance. The Retention Bonuses and Severance contemplated under the APA are pursuant to pre-existing programs of CHP and were not initiated as part of the negotiations for the Transactions. The transactions contemplated under the APA are assumed to close contemporaneously with the Second Closing Date and are collectively referred to as the “Advisor Assets Purchase”.

On November 4, 2025, SNDA also entered into the TSA with CHC, pursuant to which CHC will perform certain corporate transition services on behalf of SNDA for approximately one year following the Closing. On a monthly basis, CHC will invoice SNDA for reimbursement of costs incurred by CHC in connection with performing the TSA services.

In addition, CHP’s credit facilities, which consist of a $250.0 million unsecured revolving line of credit and a $350.0 million term loan will be immediately due and payable and are intended to be paid by SNDA at the Closing Date pursuant to the terms of the Merger Agreement and CHP credit facilities (“CHP Debt Settlement”). There are no prepayment penalties in connection with the CHP Debt Settlement.

The following unaudited pro forma condensed combined financial statements have been prepared by applying the acquisition method of accounting with SNDA treated as the accounting acquirer. The unaudited pro forma condensed combined financial statements are based on the historical condensed consolidated financial statements of SNDA and historical condensed consolidated financial statements of CHP as adjusted to give effect to the following (collectively referred to as the “Pro Forma Transactions”):

•	The Transactions;

•	The Loss of REIT Status;

•	The Advisory Agreements Termination;

•	The Advisor Assets Purchase;

•	The TSA;

•	The CHP Debt Settlement;

•	Transaction costs specifically related to the Transactions; and

•	The Financing Transactions.

The unaudited pro forma condensed combined balance sheet as of September 30, 2025 gives effect to the Pro Forma Transactions as if they had occurred on September 30, 2025. The unaudited pro forma condensed combined statements of operations for the nine months ended September 30, 2025, and the year ended December 31, 2024, give effect to the Pro Forma Transactions as if they had occurred on January 1, 2024.

These unaudited pro forma condensed combined financial statements are prepared for informational purposes only and are based on assumptions and estimates considered appropriate by SNDA’s management. The unaudited pro forma adjustments represent SNDA’s management’s estimates based on information available as of the date of the unaudited pro forma condensed combined financial statements and are subject to change as additional information becomes available and additional analyses are performed. However, SNDA’s management believes that the assumptions provide a reasonable basis for presenting the significant effects that are directly attributable to the Pro Forma Transactions, and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma condensed combined financial statements. The unaudited pro forma condensed combined financial statements do not purport to be indicative of what SNDA’s financial condition or results of operations actually would have been if the Pro Forma Transactions had been consummated as of the dates indicated, nor do they purport to represent SNDA’s financial position or results of operations for future periods.

Additionally, these unaudited pro forma condensed combined financial statements do not include any adjustments not otherwise described herein, including such adjustments associated with: (1) SNDA’s or CHP’s real estate acquisitions that have closed after September 30, 2025 or the related financing of any such acquisitions, (2) SNDA’s or CHP’s real estate dispositions that have been completed after September 30, 2025, (3) certain SNDA or CHP resident rate increases that occurred after September 30, 2025, (4) potential synergies that may be achieved following the Transactions, including potential overall savings in general and administrative expense, or any strategies that SNDA’s management may consider in order to continue to efficiently manage SNDA’s operations, (5) any one-time integration and other costs (including any cash severance payments or Additional Severance to non-executives and estimated transaction expenses) related to the Transactions that may be incurred following the closing of the Transactions, including those that may be necessary to achieve the potential synergies, since the extent of such costs is not reasonably certain, (6) any debt or equity issuances, repayments, or redemptions, by SNDA or CHP, which will occur subsequent to the closing of the Transactions or any borrowings and repayments from time to time under SNDA’s existing revolving credit facility for working capital purposes, and (7) potential incremental corporate compensation or third-party general and administrative or operating costs intended to replace the services provided under the Advisory Agreements.

SONIDA SENIOR LIVING INC.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

AS OF SEPTEMBER 30, 2025

(in thousands)

	SNDA Historical	CHP Historical, As Reclassified (Note 3)	Pro Forma Financing Adjustments (Note 4)	Item in Note 4		Pro Forma Transactions Adjustments (Note 5)	Item in Note 5		Pro Forma Combined
Assets:
Current assets
Cash and cash equivalents	$16,961	$57,696	$1,008,690	[1	]	$(1,031,557)	[1	]	$51,790
Restricted cash	18,959	2,390	—			—			21,349
Accounts receivable, net of allowance for credit losses	19,747	6,182	—			—			25,929
Prepaid expenses and other assets	7,460	16,461	—			(9,290)	[2	]	14,631
Assets held for sale	9,374	—	—			—			9,374
Derivative assets	42	—	—			—			42

Total current assets	72,543	82,729	1,008,690			(1,040,847)			123,115

Property and equipment, net	747,877	1,217,025	—			361,453	[3	]	2,326,355
Investment in unconsolidated entity	9,269	—	—			—			9,269
Goodwill	—	—	—			33,560	[4	]	33,560
Intangible assets, net	22,449	—	—			163,422	[5	]	185,871
Other assets, net	2,683	1,984	2,412	[2	]	(1,673)	[6	]	5,406

Total assets	$854,821	$1,301,738	$1,011,102			$(484,085)			$2,683,576

Liabilities:
Current liabilities
Accounts payable	$6,129	$12,057	$—			$—			$18,186
Accrued expenses	55,258	19,497	—			(7,169)	[7	]	67,586
Current portion of debt, net of deferred loan costs	21,009	563,293	295,714	[3	]	(563,293)	[8	]	316,723
Deferred income	7,124	9,023	—			(5,861)	[9	]	10,286
Federal and state income taxes payable	216	589	—			—			805
Liabilities held for sale	13,584	—	—			—			13,584
Other current liabilities	527	2,258	—			(296)	[10	]	2,489
Due to related parties	—	1,412	—			(1,412)	[11	]	—

Total current liabilities	103,847	608,129	295,714			(578,031)			429,659

Long-term debt, net of deferred loan costs	663,408	—	606,500	[3	]	—			1,269,908
Other long-term liabilities	1,158	—	—			—			1,158

Total liabilities	768,413	608,129	902,214			(578,031)			1,700,725

Redeemable preferred stock:
Series A convertible preferred stock	51,249	—	—			—			51,249

Equity:
Shareholders’ equity:
Common stock	188	1,739	41	[4	]	(1,445)	[12	]	523
Additional paid-in capital	490,811	1,515,799	109,649	[4	]	(703,094)	[12	]	1,413,165
Accumulated other comprehensive loss	—	(248)	—			248	[12	]	—
Retained deficit	(461,227)	(823,681)	(802)	[2	]	798,237	[12	]	(487,473)

Total shareholders’ equity	29,772	693,609	108,888			93,946			926,215

Noncontrolling interest:	5,387	—	—			—			5,387

Total equity	35,159	693,609	108,888			93,946			931,602

Total liabilities, redeemable preferred stock and equity	$854,821	$1,301,738	$1,011,102			$(484,085)			$2,683,576

SONIDA SENIOR LIVING INC.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2025

(in thousands, except per share data)

	SNDA Historical	CHP Historical, As Reclassified (Note 3)	Pro Forma Financing Adjustments (Note 4)	Item in Note 4		Pro Forma Transactions Adjustments (Note 5)	Item in Note 5		Pro Forma Combined
Revenues:
Resident and other revenue	$245,697	$292,297	$—			$(19)	[13	]	$537,975
Management fees	3,341	—	—			—			3,341
Managed community reimbursement revenue	34,448	—	—			—			34,448

Total revenues	283,486	292,297	—			(19)			575,764

Expenses:
Operating expense	186,982	208,596	—			—			395,578
General and administrative expense	28,730	16,562	—			(12,112)	[14	]	33,180
Transaction, transition and restructuring costs	7,245	885	—			—			8,130
Depreciation and amortization expense	41,959	38,810	—			109,314	[16	]	190,083
Impairment of assets held for sale	4,733	—	—			—			4,733
Managed community reimbursement expense	34,448	—	—			—			34,448

Total expenses	304,097	264,853	—			97,202			666,152

Other income (expense):
Interest income	1,622	372	—			—			1,994
Interest expense	(28,627)	(32,961)	(46,870)	[5	]	32,961	[17	]	(75,497)
Loss from equity method investment	(1,087)	—	—			—			(1,087)
Other income (expense), net	6,611	4	—			—			6,615

Income (loss) before provision for income taxes	(42,092)	(5,141)	(46,870)			(64,260)			(158,363)
Provision for income taxes	(254)	(497)	—			—			(751)

Net income (loss)	(42,346)	(5,638)	(46,870)			(64,260)			(159,114)
Less: Net loss attributable to noncontrolling interests	1,343	—	—			—			1,343

Net income (loss) attributable to shareholders	(41,003)	(5,638)	(46,870)			(64,260)			(157,771)
Dividends on Series A convertible preferred stock	(4,228)	—	—			—			(4,228)

Net loss attributable to common shareholders	$(45,231)	$(5,638)	$(46,870)			$(64,260)			$(161,999)

									(Note 7)
Weighted average common shares outstanding — basic and diluted	18,081	173,942							51,556

Basic and diluted net loss per common share	$(2.50)	$(0.03)							$(3.14)

SONIDA SENIOR LIVING INC.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2024

(in thousands, except per share data)

	SNDA Historical	PSLG Historical	CHP Historical, As Reclassified (Note 3)	Pro Forma Financing Adjustments (Note 4)	Item in Note 4		Pro Forma Transactions Adjustments (Note 5)	Item in Note 5		PSLG Transaction Adjustments (Note 6)	Item in Note 6		Pro Forma Combined
Revenues:
Resident and other revenue	$267,849	$26,122	$365,960	$—			$(45)	[13	]	$—			$659,886
Management fees	3,381	—	—	—			—			—			3,381
Managed community reimbursement revenue	33,096	—	—	—			—			—			33,096

Total revenues	304,326	26,122	365,960	—			(45)			—			696,363

Expenses:
Operating expense	202,002	19,551	262,249	—			—			—			483,802
General and administrative expense	34,123	2,091	22,112	—			(15,583)	[14	]	(1,819)	[1]		40,924
Transaction, transition and restructuring costs	5,887	—	—	—			25,594	[15	]	—			31,481
Depreciation and amortization expense	44,051	2,438	50,689	—			147,001	[16	]	3,674	[2	]	247,853
Managed community reimbursement expense	33,096	—	—	—			—			—			33,096

Total expenses	319,159	24,080	335,050	—			157,012			1,855			837,156

Other income (expense):
Interest income	1,681	—	705	—			—			—			2,386
Interest expense	(36,990)	(4,800)	(45,858)	(62,987)	[5	]	45,858	[17	]	4,800	[3	]	(99,977)
Gain (loss) on extinguishment of debt, net	48,536	—	—	(802)	[6	]	—			—			47,734
Loss from equity method investment	(895)	—	—	—			—			—			(895)
Other income (expense), net	(540)	(174)	436	—			—			—			(278)

Income (loss) before provision for income taxes	(3,041)	(2,932)	(13,807)	(63,789)			(111,199)			2,945			(191,823)
Provision for income taxes	(239)	—	(611)	—			—			—			(850)

Net income (loss)	(3,280)	(2,932)	(14,418)	(63,789)			(111,199)			2,945			(192,673)
Less: Net loss attributable to noncontrolling interests	1,221	—	(44)	—			44	[18	]	—			1,221

Net income (loss) attributable to shareholders	(2,059)	(2,932)	(14,462)	(63,789)			(111,155)			2,945			(191,452)
Dividends on Series A convertible preferred stock	(2,818)	—	—	—			—			—			(2,818)
Undeclared dividends on Series A convertible preferred stock	(2,707)	—	—	—			—			—			(2,707)

Net loss attributable to common shareholders	$(7,584)	$(2,932)	$(14,462)	$(63,789)			$(111,155)			$2,945			$(196,977)

													(Note 7)
Weighted average common shares outstanding — basic and diluted	14,109		173,942										47,584

Basic and diluted net loss per common share	$(0.54)		$(0.08)										$(4.14)

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

Note 1 – Basis of Presentation

PSLG’s historical consolidated financial information for the nine months ended September 30, 2024 has been derived from and should be read in conjunction with the unaudited combined carve-out financial statements included as Exhibit 99.2 to Amendment No. 1 to SNDA’s Current Report on Form 8-K, filed with the SEC on December 17, 2024. PSLG’s historical consolidated financial information from the date of the PSLG Closing Date through December 31, 2024 and for the nine months ended September 30, 2025, is reflected in SNDA’s Annual Report on Form 10-K for the year ended December 31, 2024 and SNDA’s Quarterly Report on Form 10-Q for the nine months ended September 30, 2025.

Each of SNDA’s and CHP’s historical consolidated financial information has been derived from and should be read in conjunction with SNDA’s and CHP’s historical consolidated financial statements included in its respective Quarterly Report on Form 10-Q for the nine months ended September 30, 2025 and Annual Report on Form 10-K for the year ended December 31, 2024, which in the case of SNDA have been incorporated by reference into this joint proxy statement/prospectus. Certain CHP historical amounts have been reclassified to conform to SNDA’s financial statement presentation, as discussed further in Note 3.

The unaudited pro forma condensed combined balance sheet gives effect to the Pro Forma Transactions as if they had been completed on September 30, 2025. The unaudited pro forma condensed combined statements of operations give effect to the Pro Forma Transactions and the PSLG Acquisition as if they had been completed on January 1, 2024.

The historical financial statements of SNDA, PSLG, and CHP have been adjusted in the unaudited pro forma condensed combined financial statements to give pro forma effect to the accounting for the PSLG Acquisition and Pro Forma Transactions under GAAP. The unaudited pro forma condensed combined financial statements and related notes were prepared using the cost allocation model and acquisition method of accounting in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 805, Business Combinations (“ASC 805”), for the PSLG Acquisition, and Transactions, respectively. The PSLG Acquisition was an asset acquisition. The Transactions are expected to be a business combination. SNDA is expected to be the accounting acquirer of CHP primarily because (i) SNDA is the entity that will transfer consideration to consummate the Transactions, (ii) the Combined Company’s board of directors will be composed primarily of SNDA’s existing board of directors, and (iii) SNDA’s senior management will constitute the majority of management of the Combined Company.

ASC 805 requires, among other things, that the assets acquired and liabilities assumed in a business combination be recognized at their fair values as of the acquisition date. As of the date of this joint proxy statement/prospectus, SNDA has completed its purchase price allocation for the PSLG Acquisition. For purposes of the unaudited pro forma condensed combined financial statements, the estimated preliminary purchase consideration in the Transactions has been allocated to the assets acquired and liabilities assumed of CHP based on SNDA management’s preliminary estimate of their fair values as of September 30, 2025. The allocations of the purchase price reflected in these unaudited pro forma condensed combined financial statements have not been finalized and are based upon the best available information at the current time. A final determination of the fair values of the assets and liabilities is anticipated to occur subsequent to the closing of the Transactions in 2026, and will be based on the actual valuations of the tangible and intangible assets and liabilities that exist as of the date of completion of the Transactions. The completion of the final valuations, the allocations of the purchase price, the impact of ongoing integration activities and other changes in tangible and intangible assets and liabilities that occur prior to the completion of the Transactions could cause material differences in the information presented.

The PSLG Acquisition, the Transactions, the Pro Forma Transactions, and the related adjustments are described in these accompanying notes to the unaudited pro forma condensed combined financial statements.

In the opinion of SNDA’s management, all material adjustments have been made that are necessary to present fairly, in accordance with Article 11 of Regulation S-X of the SEC, the unaudited pro forma condensed combined financial statements. The unaudited pro forma condensed combined financial statements do not purport to be indicative of the Combined Company’s financial position or results of operations of the Combined Company that would have occurred if the Pro Forma Transactions had been completed on the dates indicated, nor are they indicative of the Combined Company’s financial position or results of operations that may be expected for any future period or date. Future results may vary significantly from those reflected in the unaudited pro forma condensed combined financial statements.

Note 2 – Significant Accounting Policies

As set forth in Exhibit 99.3 of Amendment No. 1 to Form 8-K filed with the SEC by SNDA on December 17, 2024, no adjustments were required to conform PSLG’s accounting policies to SNDA’s accounting policies.

The accounting policies used in the preparation of these unaudited pro forma condensed combined financial statements are those set out in SNDA’s audited consolidated financial statements as of and for the year ended December 31, 2024, and SNDA’s unaudited consolidated financial statements as of and for the nine months ended September 30, 2025. During the preparation of this unaudited pro forma condensed combined financial statements, management performed a preliminary analysis of CHP’s financial information to identify differences in accounting policies as compared to those of SNDA. With the information currently available, SNDA’s management has determined that there were no significant accounting policy differences between SNDA and CHP and, therefore, no adjustments were made to conform CHP’s financial statements to the accounting policies used by SNDA in the preparation of the unaudited pro forma condensed combined financial statements. This conclusion is subject to change as further assessment will be performed and finalized for purchase accounting.

As part of the application of ASC 805, SNDA will continue to conduct a more detailed review of CHP’s accounting policies in an effort to determine if differences in accounting policies require further reclassification or adjustment of CHP’s results of operations or reclassification or adjustment of assets or liabilities to conform to SNDA’s accounting policies and classifications. Therefore, SNDA may identify additional differences between the accounting policies of the two companies that, when conformed, could have a material impact on the unaudited pro forma condensed combined financial information.

Note 3 – Reclassification Adjustments

As set forth in Exhibit 99.3 of Amendment No. 1 to Form 8-K filed with the SEC by SNDA on December 17, 2024, no reclassification adjustments were required to conform PSLG’s classification conventions to SNDA’s classification conventions.

CHP’s historical financial statement line items include the reclassification of certain historical balances to conform to the post-combination SNDA presentation of these unaudited pro forma condensed combined financial statements, as described below. These reclassifications have no effect on previously reported total assets, total liabilities, stockholders’ equity or net income available to the holders of CHP Common Stock.

In addition, select reclassification adjustments were reflected directly within the SNDA historical amounts for purposes of the unaudited pro forma condensed combined financial statements, including:

•	A separate financial statement line item was added for Goodwill to more clearly present the preliminary estimated goodwill created in connection with the Transactions.

•

SNDA’s Transaction, transition and restructuring costs for the year ended December 31, 2024, previously a component of General and administrative expense and Operating expense of $3.7 million and $2.2 million, respectively, were reclassified to SNDA’s Transaction, transition and restructuring costs financial statement line item for the year ended December 31, 2024. This reclassification was consistent with the presentation in SNDA’s historical statements of operations for the nine months ended September 30, 2025. For the nine months ended September 30, 2025 and year ended December 31, 2024, SNDA incurred $4.5 million and $0 transaction costs related to the Transactions, respectively, which remain as presented as set forth in Pro Forma Transactions adjustment no. 15. These costs remain as presented. All other costs within SNDA’s Transaction, transition and restructuring costs financial statement caption are unrelated to the Transactions.

•

SNDA’s Resident revenues were renamed to Resident and other revenues to reflect the expected naming of this financial statement line item as a Combined Company, which acknowledges that amounts classified to this financial statement line item also include tenant revenues.

•	SNDA’s severance expense, a component of General and administrative expense, for the year ended December 31, 2024, totaling $2.1 million, was reclassified to Operating expense.

Balance Sheet

Refer to the table below for a summary of reclassification adjustments made to present CHP’s balance sheet as of September 30, 2025 to conform with that of SNDA (in thousands):

CHP Historical	SNDA Historical	CHP Historical (Note 2)	Reclassification Adjustments	Notes		CHP Historical As Reclassified
ASSETS
Real estate investment properties, net		$1,217,132	$(1,217,132)	(a)		$—
Cash		57,696	(57,696)	(b)		—
	Cash and cash equivalents	—	57,696	(b)		57,696
Restricted cash	Restricted cash	2,390	—			2,390
Other assets		15,230	(15,230)	(c	)	—
	Accounts receivable, net	—	6,182	(c)		6,182
	Prepaid expenses and other assets	—	16,461	(a (c (d	), ), )	16,461
	Property and equipment, net	—	1,217,025	(a)		1,217,025
Deferred rent, lease incentives and intangibles, net		9,290	(9,290)	(d	)	—
	Other assets, net	—	1,984	(c)		1,984

Total assets		1,301,738	—			1,301,738

LIABILITIES AND EQUITY
Liabilities:
Credit facilities, net		$563,293	$(563,293)	(e	)	$—
Accounts payable and accrued liabilities		32,143	(32,143)	(f	)	—
	Account payable	—	12,057	(f)		12,057
	Accrued expense	—	19,497	(f)		19,497
	Current portion of debt, net of deferred loan costs	—	563,293	(e)		563,293
Other liabilities		11,281	(11,281)	(g	)	—
	Deferred income	—	9,023	(g)		9,023
	Federal and state income taxes payable	—	589	(f)		589
Due to related parties		1,412	—			1,412
	Other current liabilities	—	2,258	(g)		2,258

Total liabilities		608,129	—			608,129

CHP Historical	SNDA Historical	CHP Historical (Note 2)	Reclassification Adjustments	Notes		CHP Historical As Reclassified
Stockholders’ equity:
Common stock	Common stock	1,739	—			1,739
Capital in excess of par value		1,515,799	(1,515,799)	(h	)	—
	Additional paid-in capital	—	1,515,799	(h	)	1,515,799
Accumulated income		54,610	(54,610)	(i	)	—
Accumulated distributions		(878,291)	878,291	(i	)	—
Accumulated other comprehensive loss		(248)	—			(248)
	Retained deficit	—	(823,681)	(i	)	(823,681)

Total stockholders’ equity		693,609	—			693,609

Total liabilities and equity		$1,301,738	$—			$1,301,738

(a)

To reclassify the components of CHP’s Real estate investment properties, net to SNDA’s (i) Property and equipment, net for tangible fixed assets and (ii) Prepaid expenses and other for software assets.

(b)	To reclassify from CHP’s Cash to SNDA’s Cash and cash equivalents.
(c)	To reclassify the components of CHP’s Other assets to SNDA’s (i) Accounts receivable, net, (ii) Prepaid expenses and other assets, and (iii) Other assets, net for the remainder.
(d)	To reclassify CHP’s Deferred rent, lease incentives and intangibles, Net to SNDA’s Prepaid expenses and other assets, net.
(e)	To reclassify CHP’s Credit facilities, net to SNDA’s Current portion of debt, net of deferred loan costs.
(f)

To reclassify components of CHP’s Accounts payable and accrued liabilities to SNDA’s (i) Accounts payable, (ii) Federal and state income taxes payable for income taxes payable, and (iii) the remainder to Accrued expenses.

(g)	To reclassify components of CHP’s Other liabilities to SNDA’s (i) Deferred income for amounts received from customers prior to revenue recognition and (ii) the remainder to Other current liabilities.
(h)	To reclassify from CHP’s Capital in excess of par value to SNDA’s Additional paid-in capital.
(i)	To reclassify from CHP’s Accumulated income and Accumulated distributions to SNDA’s Retained deficit.

Statements of Operations

Refer to the table below for a summary of adjustments made to present CHP’s Statement of Operations for the nine months ended September 30, 2025 to conform with that of SNDA’s (in thousands):

CHP Historical	SNDA Historical	CHP Historical (Note 2)	Reclassification Adjustments	Notes		CHP Historical As Reclassified
Revenues:
Rental income and related revenues		$21,387	$(21,387)	(a	)	$—
Resident fees and services		270,910	(270,910)	(a	)	—
	Resident and other revenue	—	292,297	(a	)	292,297

Total revenues		292,297	—			292,297

Property operating expenses		195,186	(195,186)	(b	)	—
	Operating expense	—	208,596	(b	),(d)	208,596
General and administrative expenses	General and administrative expense	7,054	9,508	(c	),(e)	16,562
Asset management fees		10,393	(10,393)	(c	)	—
Property management fees		13,410	(13,410)	(d	)	—

CHP Historical	SNDA Historical	CHP Historical (Note 2)	Reclassification Adjustments	Notes		CHP Historical As Reclassified
Transaction, transition and restructuring costs			885	(e	)	885
Depreciation and amortization	Depreciation and amortization	38,810	—			38,810

Total operating expenses		264,853	—			264,853

Operating income		27,444	—			27,444
Other income (expense):
Interest and other income		376	(376)	(f	)	—
	Interest income	—	372	(f	)	372
Interest expense and loan cost amortization		(32,961)	32,961	(g	)	—
	Interest expense	—	(32,961)	(g	)	(32,961)
	Other income (expense), net	—	4	(f	)	4

Total other expense		(32,585)	—			(32,585)

Loss before income taxes		(5,141)	—			(5,141)
Income tax expense		(497)	497	(h	)	—
	Provision for income taxes	—	(497)	(h	)	(497)

Net loss attributable to common stockholders		$(5,638)	$—			$(5,638)

(a)	To reclassify from CHP’s Rental income and related revenues and CHP’s Resident fees and services to SNDA’s Resident and other revenue.
(b)	To reclassify from CHP’s Property operating expenses to SNDA’s Operating expenses.
(c)	To reclassify from CHP’s Asset management fee, which is comprised of Advisor fees, to SNDA’s General and administrative expenses.
(d)	To reclassify from CHP’s Property management fees, which includes third-party property manager fees, to SNDA’s Operating expenses.
(e)	To reclassify from CHP’s General and administrative expenses to SNDA’s Transaction, transition and restructuring costs.
(f)	To reclassify components of CHP’s Interest and other income to SNDA’s (i) Interest income and (ii) the remainder to Other income (expense), net.
(g)	To reclassify from CHP’s Interest expense and loan cost amortization to SNDA’s Interest expense.
(h)	To reclassify from CHP’s Income tax expense to SNDA’s Provision for income taxes.

Refer to the table below for a summary of adjustments made to present CHP’s Statement of Operations for the year ended December 31, 2024 to conform with that of SNDA’s (in thousands):

CHP Historical	SNDA Historical	CHP Historical (Note 2)	Reclassification Adjustments	Notes		CHP Historical As Reclassified
Revenues:
Rental income and related revenues		$27,298	$(27,298)	(a	)	—
Resident fees and services		338,662	(338,662)	(a	)	—
	Resident and other revenue	—	365,960	(a	)	365,960

Total revenues		365,960	—			365,960

CHP Historical	SNDA Historical	CHP Historical (Note 2)	Reclassification Adjustments	Notes		CHP Historical As Reclassified
Operating expenses:
Property operating expenses		245,537	(245,537)	(b	)	—
	Operating expense	—	262,249	(b	),(d)	262,249
General and administrative expenses	General and administrative expense	8,759	13,353	(c	)	22,112
Asset management fees		13,353	(13,353)	(c	)	—
Property management fees		16,712	(16,712)	(d	)	—
Depreciation and amortization	Depreciation and amortization	50,689	—			50,689

Total operating expenses		335,050	—			335,050

Operating income		30,910	—			30,910
Other income (expense):
Interest and other income		1,141	(1,141)	(e	)	—
	Interest income	—	705	(e	)	705
Interest expense and loan cost amortization		(45,858)	45,858	(f	)	—
	Interest expense	—	(45,858)	(f	)	(45,858)
	Other income (expense), net	—	436	(e	)	436

Total other expense		(44,717)	—			(44,717)

Loss before income taxes		(13,807)	—			(13,807)
Income tax expense		(611)	611	(g	)
	Provision for income taxes	—	(611)	(g	)	(611)

Net loss		(14,418)	—			(14,418)

Amounts attributable to noncontrolling interests		44	(44)	(h	)	—
	Net income attributable to noncontrolling interests	—	44	(h	)	44

Net loss attributable to common stockholders		$(14,462)	$—			$(14,462)

(a)	To reclassify from CHP’s Rental income and related revenues and CHP’s Resident fees and services to SNDA’s Resident and other revenue.
(b)	To reclassify from CHP’s Property operating expenses to SNDA’s Operating expenses.
(c)	To reclassify from CHP’s Asset management fee, which is comprised of Advisor fees, to SNDA’s General and administrative expenses.
(d)	To reclassify from CHP’s Property management fees, which includes third-party property manager fees, to SNDA’s Operating expenses.
(e)	To reclassify from CHP’s Interest and other income to SNDA’s (i) Interest income and (ii) the remainder to Other expense, net.
(f)	To reclassify from CHP’s Interest expense and loan cost amortization to SNDA’s Interest expense.
(g)	To reclassify from CHP’s Income tax expense to SNDA’s Provision for income taxes.
(h)	To reclassify from CHP’s Amounts attributable to noncontrolling interests to SNDA’s Net income attributable to noncontrolling interests.

Note 4 – Pro Forma Financing Adjustments

Balance Sheet

The pro forma adjustments reflect the effect of the Financing Transactions on SNDA’s and CHP’s historical consolidated balance sheets as if the Financing Transactions occurred on September 30, 2025.

1)	Cash and cash equivalents was adjusted to reflect the assumed impact Financing Transactions as follows (in thousands):

Amount
Proceeds from Equity Financing	$110,000
Gross proceeds from Bridge Loan	300,000
Gross proceeds from the revolving credit facility(a)	89,000
Gross proceeds from Permanent Term Loans	525,000
Less: Bridge Loan issuance costs	(4,286)
Less: New Revolving Credit Facility issuance costs	(3,214)
Less: Equity Financing issuance costs	(310)
Less: Permanent Term Loans issuance costs	(7,500)

Total pro forma adjustment	$1,008,690

(a)

Is comprised of the $75 million draw of the New Revolving Credit Facility and a $14 million draw on the existing credit facility which occurred prior to the transaction and will be refinanced at the Closing Date at a 50bps interest rate reduction.

2)

Other assets, net was adjusted to reflect the recognition of the New Revolving Credit Facility issuance costs as deferred financing fees. SNDA had approximately $1.3 million of unamortized debt issuance costs related to its revolving credit facility recorded in Other Assets. Due to a partial reduction in borrowing capacity for one lender following the facility modification, approximately $0.8 million was written off as a partial extinguishment, with the remaining $0.5 million deferred and amortized over the remaining term.

3)	The debt financing adjustment to liabilities is assumed as follows (in thousands):

	Current portion of debt, net of deferred loan costs	Long-term debt, net of deferred loan costs	Total
Bridge Loan	$295,714	$—	$295,714
Revolving credit facility(a)	0	89,000	89,000
Permanent Term Loans	0	517,500	517,500
Total	$295,714	$606,500	$902,214

(a)

Is comprised of the $75 million draw of the New Revolving Credit Facility and a $14 million draw on the existing credit facility which occurred prior to the transaction and will be refinanced at the Closing Date at a 50bps interest rate reduction.

4)	The Equity Financing adjustment is assumed as follows (in thousands):

	Common stock	Additional paid-in capital	Total
Equity Financing, net	$41	$109,649	$109,690

Statements of Operations

The pro forma adjustments reflect the effect of the Financing Transactions on SNDA’s and CHP’s historical consolidated statements of operations as if the Financing Transactions occurred on January 1, 2024.

5)	The pro forma adjustment to interest expense for the Financing Transactions is assumed as follows (in thousands):

	For the nine months ended September 30, 2025	For the year ended December 31, 2024
Effective interest amortization of Bridge Loan, and Bridge Loan Replacement, net	$16,657	$22,271
Effective interest amortization of the revolving credit facility, net	4,393	6,195
Effective interest amortization of Permanent Term Loans, net	25,820	34,521

Total pro forma adjustment	$46,870	$62,987

As of September 30, 2025, the effective interest rate of the Bridge Loan/Bridge Loan Replacement, New Revolving Credit Facility drawn of $75 million, Permanent Term Loan Tranche 1 and Permanent Term Loan Tranche 2 is 7.3%, 6.2%, 6.6% and 6.4% respectively. A change of 0.125% in the annual interest rate on these facilities would change pro forma interest as outlined in the table below, holding constant the outstanding principal balance of these facilities.

(in thousands)	For the nine months ended September 30, 2025	For the year ended December 31, 2024
Bridge Loan, and Bridge Loan Replacement	$284	$380
New Revolving Credit Facility drawn	71	95
Permanent Term Loan Tranche 1	249	333
Permanent Term Loan Tranche 2	249	333

Total change	$853	$1,141

6)	Represents loss on debt extinguishment in connection with the New Revolving Credit Facility.

Note 5 – Preliminary Purchase Price Allocation and Pro Forma Transactions Adjustments

Estimated Preliminary Purchase Price

The unaudited pro forma condensed combined financial statements reflect the preliminary allocation of the purchase consideration to CHP’s identifiable net assets acquired. The preliminary allocation of purchase consideration in these unaudited pro forma condensed combined financial statements is based on an estimated preliminary purchase price of approximately $1.8 billion. The calculation of the estimated preliminary-purchase price related to the Transactions is as follows as of September 30, 2025 (in thousands, except per share data):

Amount
Quantity of outstanding CHP Common stock(a)	173,942
Fixed cash consideration per share	$2.32

Aggregate Cash Consideration	$403,546

Exchange Ratio	0.1688
Aggregate Stock Consideration	29,361
SNDA closing stock price as of September 30, 2025	$27.72

Aggregate Stock Consideration (at fair value)	$813,899

Amount
CHP Debt Settlement payment (inclusive of accrued interest)	$568,018
Upfront payments pursuant to the Advisor Assets Purchase	6,076
Advisor Disposition Fee	8,928
Settlement of CHP related party amounts(b)	1,412
Settlement of CHP interest rate swaps(c)	296
Settlement of CHP transaction costs(d)	12,437

Total estimated preliminary purchase price	$1,814,612

(a)

Represents the quantity of outstanding CHP Common Stock for accounting purposes, as of September 30, 2025, which is exclusive of shares restricted and subject to vesting conditions which are assumed to be forfeited pursuant to the terms of the Merger Agreement as the pre-existing vesting conditions are not probable of being met.

(b)	Includes settlement of amounts due by CHP as of September 30, 2025 under the Advisory Agreements, which are expected to be terminated at Closing pursuant to the terms of the Merger Agreement.
(c)

Reflects the assumed settlement of CHP’s interest rate swaps which relate to debt that is assumed to be paid off at the Closing Date. If the Closing Date was September 30, 2025, then SNDA would settle these swaps.

(d)	Reflects estimated CHP transaction costs that SNDA intends to settle on CHP’s behalf at the Closing Date, consisting primarily of advisory, transfer, and legal fees.

Preliminary Purchase Price Allocation

The preliminary purchase price allocation to assets acquired and liabilities assumed is provided throughout these notes to the unaudited pro forma condensed combined financial statements. The following table provides a summary of the preliminary purchase price allocation by major categories of assets acquired and liabilities assumed based on SNDA management’s preliminary estimate of their respective fair values as of September 30, 2025 (in thousands):

Amount
Total estimated preliminary purchase price	$1,814,612

Assets:
Cash and cash equivalents	$57,696
Restricted cash	2,390
Accounts receivable	6,182
Prepaid expenses and other assets	7,171
Property and equipment, net	1,578,478
Intangible assets, net	163,422
Other assets, net	311

Total assets acquired	$1,815,650

Liabilities:
Accounts payable	$12,057
Accrued expense	16,828
Deferred income	3,162
Federal and state income taxes payable	589
Other current liabilities	1,962

Total liabilities assumed	$34,598

Estimated preliminary fair value of net assets acquired	$1,781,052

Goodwill	$33,560

The actual value of the shares of SNDA Common Stock to be issued in the Transactions will depend on the market price of shares of SNDA Common Stock at the Closing Date. Therefore, the actual purchase price will fluctuate with the market price of shares of SNDA Common Stock until the Transactions are consummated. As a result, the final purchase price could differ significantly from the current estimate, which could materially impact the unaudited pro forma condensed combined financial statements.

Assuming the issuance of approximately 29.4 million shares based on a VWAP of $27.13, a 10%+/- change to the assumed value of $27.72 would increase or decrease the allocated purchase price by approximately $81.4 million. The Closing VWAP is the denominator in the Exchange Ratio thereby having an inverse relationship with the Aggregate Stock Consideration. Additionally, the Closing VWAP is subject to a collar of 15% below and 30% above the Transaction Reference Price. A 10.0% increase or decrease in the assumed Closing VWAP of $27.13 would change the number of shares issued, and if based on a fixed closing price/value of $27.72, the purchase price would decrease or increase the purchase price respectively, by approximately $73.8 million or $90.6 million based on the difference between the Closing VWAP used to calculate the Exchange Ratio and the Closing price used for valuation. These changes would be recorded as adjustments to the fair value of the net assets acquired, including goodwill, as applicable.

The preliminary fair values of identifiable assets acquired, and liabilities assumed are based on an estimated valuation as of an assumed date of September 30, 2025 upon which the Closing occurred that was prepared by SNDA. For the preliminary estimate of fair values of assets acquired and liabilities assumed of CHP, SNDA performed a preliminary valuation by utilizing market participant assumptions. The allocation is dependent upon certain valuation and other studies that have not yet been finalized. Accordingly, the pro forma preliminary purchase price allocation is subject to further adjustment as additional information becomes available and as additional analyses and final valuations are completed, and such differences could be material.

In determining the estimated fair value of CHP’s assets and liabilities, SNDA utilized customary methods, including the income, market, and cost approaches. The market approach is utilized to value the underlying land due to the availability of transaction data in the respective locations. Building improvements, site improvements, and furniture, fixtures, and equipment are valued using the cost approach as a primary methodology. The in place leases are valued using the income approach.

The purchase price allocation presented above is preliminary and it has not been finalized. The final determination of the allocation of the purchase price will be completed no later than twelve months following the Closing Date. These final fair values will be determined based on SNDA’s management’s judgment, which is based on various factors, including (1) market conditions, (2) the operating structure of the facilities, (3) the operating levels of care, (4) the characteristics of the real estate (i.e., location, size, demographics, value and comparative rental rates), (5) the location of the real estate, and (6) occupancy rates. The final determination of these estimated fair values, the assets’ useful lives and the depreciation and amortization methods are dependent upon certain valuations and other analyses that have not yet been completed, and as previously stated could differ materially from the amounts presented in the unaudited pro forma condensed combined financial statements. The final determination will be completed as soon as practicable but no later than one year after the consummation of the Transactions. Any increase or decrease in the fair value of the net assets acquired, as compared to the information shown herein, could change the portion of the purchase consideration allocable to goodwill and could impact the operating results of the Combined Company following the Transactions due to differences in the allocation of the purchase consideration, as well as changes in the depreciation and amortization related to some of the acquired assets, which could be material.

Balance Sheet

The pro forma adjustments reflect the effect of the Pro Forma Transactions on SNDA’s and CHP’s historical consolidated balance sheets as if the Pro Forma Transactions occurred on September 30, 2025, exclusive of Financing Transactions which are located above at Note 4.

Assets

1)	The Pro forma adjustment to Cash and cash equivalents represents the following payments (in thousands):

Amount
Aggregate Cash Consideration	$403,546
CHP Debt Settlement payment (inclusive of accrued interest)	568,018
Settlement of CHP related party amounts(a)	1,412
Estimated SNDA transaction costs(b)	29,944
Estimated CHP transaction costs(c)	12,437
Upfront payments pursuant to the Advisor Assets Purchase(d)	6,076
Advisor Disposition Fee	8,928
Equity issuance costs for Aggregate Stock Consideration	900
Settlement of CHP interest rate swaps	296

Total pro forma adjustment	$1,031,557

a)	Includes settlement of amounts due by CHP as of September 30, 2025 under the Advisory Agreements, which are expected to be terminated at Closing pursuant to the Merger Agreement.
b)

Includes $4.5 million in transaction costs accrued and unpaid as of September 30, 2025 and $25.4 million in transaction costs expected to be incurred subsequent to September 30, 2025. No transaction costs were paid as of September 30, 2025.

c)

Includes $0.7 million in transaction costs accrued and unpaid as of September 30, 2025 and $11.7 million in transaction costs expected to be incurred subsequent to September 30, 2025. No transaction costs were paid as of September 30, 2025.

d)	Includes $5.0 million payment in exchange for the CHP IP and Assets and $1.1 million payment for Retention Bonuses, each pursuant to the Advisor Assets Purchase.

2)

Prepaid expenses and other assets was adjusted to reflect the elimination of CHP’s remaining unamortized deferred rent and lease incentives balances of $8.9 million and $0.3 million, respectively. These amounts are not separately recognized net assets under the principles of purchase accounting.

3)	Property and equipment, net was adjusted as follows (in thousands):

	Estimated fair value	Less: Elimination of historical gross carrying value	Total pro forma adjustment
Land	$245,405	$90,926	$154,479
Site improvements	46,588	48,003	(1,415)
Buildings and building improvements	1,249,332	1,518,992	(269,660)
Furniture and fixtures	26,254	78,449	(52,195)
Equipment	9,663	37,905	(28,242)
Automobiles	1,236	4,832	(3,596)
Accumulated depreciation	—	(562,082)	562,082

Total pro forma adjustment	$1,578,478	$1,217,025	$361,453

4)	The pro forma adjustment for Goodwill reflects the recognition of the preliminary goodwill balance associated with the Transactions of $33.6 million based on the preliminary purchase price allocation.

5)

The pro forma adjustments for Intangible assets, net reflects the recognition of $163.4 million of in-place lease balances in connection with the Transactions. No historical amounts were eliminated as CHP had no historical balance for Intangible assets, net.

6)

The pro forma adjustment for Other assets, net reflects the elimination of remaining unamortized deferred financing costs on CHP’s unsecured revolving line of credit, which is not a separately recognized net asset under the principles of purchase accounting and as the facility is repaid and settled at Closing.

Liabilities

7)	The pro forma adjustment to Accrued expenses represents the following (in thousands):

Amount
Severance accrual	$1,070
Settlement of accrued interest in connection with the CHP Debt Settlement	(3,018)
Payment of SNDA transaction costs accrued as of September 30, 2025	(4,500)
Payment of CHP transaction costs accrued as of September 30, 2025	(721)

Total pro forma adjustment	$(7,169)

8)

CHP’s debt as of September 30, 2025 is comprised of their credit facility and term loan, each of which are assumed to be settled at Closing in connection with the CHP Debt Settlement. Accordingly, the pro forma adjustment to Current portion of debt, net of deferred loan costs includes the elimination of the historical carrying amount of all of CHP’s debt.

9)

The pro forma adjustment to Deferred income includes the elimination of $5.9 million remaining unamortized prepaid rent. This balance is not a separately recognized liability under the principles of purchase accounting.

10)

The pro forma adjustment to Other current liabilities includes the settlement of CHP interest rate swaps. These interest rate swaps expired on December 1, 2025 and were related to debt that will be paid off at the Closing Date.

11)	The pro forma adjustment for Due to related parties reflects the assumed settlement of CHP’s related party payables pursuant to the Advisory Agreements Termination.

Equity

12)	The following table summarizes the pro forma adjustments for equity (in thousands):

	Preferred stock	Common stock	Additional paid-in capital	Accumulated other comprehensive loss	Retained deficit
Elimination of CHP’s historical equity balances	$—	$(1,739)	$(1,515,799)	$248	$823,681
SNDA transaction- related costs(a)	—	—	—	—	(25,444)
Aggregate Stock Consideration	—	294	813,605	—	—
Equity issuance costs for Aggregate Stock Consideration	—	—	(900)	—	—

Total pro forma adjustment	$—	$(1,445)	$(703,094)	$248	$798,237

a)	Exclusive of TSA costs as these costs are assumed to be incurred following the Closing Date.

Statements of Operations

The pro forma adjustments reflect the effect of the Pro Forma Transactions on SNDA’s and CHP’s historical consolidated statements of operations as if the Pro Forma Transactions occurred on January 1, 2024, exclusive of Financing Transactions which are located above at Note 4.

CHP did not acquire or dispose of any investments in their senior housing portfolio between January 1, 2024 and September 30, 2025. Consequently, there are no pro forma adjustments to the unaudited pro forma condensed combined statements of operations for changes in CHP’s portfolio during the periods presented.

Revenues

13)	Resident and other revenue

The historical Resident and other revenues for SNDA and CHP include contractual and straight-line rents and amortization of deferred lease incentives associated with the resident and tenant leases in effect during the periods presented. The adjustments included in the unaudited pro forma condensed combined statements of operations are presented to: (i) eliminate the historical straight-line rents (including deferred lease incentives) for the real estate properties of CHP acquired as part of the Transactions, and (ii) adjust contractual rental property revenue for the acquired properties to a straight-line basis.

The following table summarizes the adjustments made to Resident and other revenues for the nine months ended September 30, 2025, and year ended December 31, 2024 (in thousands):

	Elimination of historical amounts	Recognition of post-combination amounts	Total pro forma adjustment
For the nine months ended September 30, 2025
Straight-line rent adjustment	$(483)	$630	$147
Amortization of deferred lease incentives	(166)	—	(166)

Total pro forma adjustment	$(649)	$630	$(19)

For the year ended December 31, 2024
Straight-line rent adjustment	$(1,087)	$1,297	$210
Amortization of deferred lease incentives	(255)	—	(255)

Total pro forma adjustment	$(1,342)	$1,297	$(45)

Expenses

14)

The pro forma adjustments to General and administrative expense include the elimination of the following amounts historically incurred by CHP pursuant to the Advisory Agreements, which is assumed in connection with the Advisory Agreements Termination (in thousands):

	For the nine months ended September 30, 2025	For the year ended December 31, 2024
Asset management fees	$10,393	$13,353
Reimbursed advisor operating expenses	1,719	2,230

Total pro forma adjustment	$12,112	$15,583

15)	The adjustment to Transaction, transition, and restructuring costs represents the following (in thousands):

For the year ended December 31, 2024(a)(b)
SNDA estimated transaction costs assumed to be incurred following September 30, 2025(c)	$25,444
Estimated TSA Costs(d)	150

Total pro forma adjustment	$25,594

a)	It is assumed that these costs will not affect the combined statements of operations beyond twelve months after the Closing Date.
b)

As set forth in adjustment Pro Forma Transactions adjustment no. 1 above, SNDA incurred $4.5 million of transaction costs related to the Transactions for the nine months ended September 30, 2025. These costs remain as presented.

c)	These estimated transaction-related costs consist primarily of transfer taxes, advisor, legal, and accounting fees.
d)

The Estimated TSA Costs are based on SNDA management’s anticipated utilization of the services under the TSA, which is expected to primarily consist of select data transfer, tax, vendor introductions, and other administrative transition activities.

16)

The adjustments included in the unaudited pro forma condensed combined statements of operations are presented to: (i) eliminate the historical depreciation and amortization of real estate properties of CHP acquired as part of the Transactions, and (ii) to recognize additional depreciation and amortization expense associated with the fair value of acquired real estate tangible and intangible assets.

The pro forma adjustment for the depreciation and amortization of acquired assets is calculated using a straight-line methodology and is based on estimated useful lives for tangible assets and occupancy rates for intangible lease assets. The useful life of a particular building depends upon a number of factors including the condition of the building upon acquisition. The fair value of acquired real estate tangible and intangible assets, estimated useful lives of such assets, and estimated depreciation and amortization expense may differ materially from the preliminary determination within these unaudited pro forma condensed combined financial statements. The pro forma adjustments to depreciation and amortization expense are not necessarily indicative of the expected change in depreciation and amortization expense of the Combined Company in any future periods.

The following table summarizes adjustments made to depreciation and amortization expense by asset category for CHP’s real estate properties acquired as part of the Transactions for the nine months ended September 30, 2025, and year ended December 31, 2024 (in thousands):

	Weighted average remaining life (in years)	For the nine months ended September 30, 2025	For the year ended December 31, 2024
Buildings	37.3	$16,973	$22,653
Site improvements	5.0	3,481	4,646
In-place leases	0.9	122,113	162,975
Equipment	5.0	1,449	1,933
Furniture and fixtures	2.3	3,923	5,236
Automobiles	5.0	185	247
Less: Elimination of historical depreciation and amortization		(38,810)	(50,689)

Total pro forma adjustment		$109,314	$147,001

17)

CHP’s historical interest expense in the periods presented is related to their credit facility and term loan, each of which is assumed to be settled at Closing pursuant to the CHP Debt Settlement. Accordingly, the pro forma adjustments to interest expense reflect the elimination of all of CHP’s historical interest expense for the periods presented.

Noncontrolling interests

18)

Represents elimination of historical net income attributable to noncontrolling interests of CHP, as no noncontrolling interests existed at the time of the transaction and none will exist following the transaction. Upon completion of the Transactions, SNDA will own 100% of CHP, and therefore all net income will be attributable to the parent company.

Note 6 – Pro Forma PSLG Acquisition Adjustments

1)	Represents the elimination of expenses for property management fees historically recorded by PSLG, which has been internally managed by SNDA commencing at the PSLG Closing Date.

2)

Represents depreciation and amortization expense based on the fair values and useful lives of the assets acquired by SNDA in connection with the PSLG Acquisition, less depreciation and amortization historically recorded by PSLG.

3)	Represents the elimination of PSLG’s historical interest expense as no debt was assumed by SNDA in connection with the PSLG Acquisition.

Note 7 – Pro Forma Net Income Available to Common Stockholders per Common Share

The following table summarizes the unaudited pro forma net income from continuing operations per common share for the nine months ended September 30, 2025, and the year ended December 31, 2024, as if the Pro Forma Transactions occurred on January 1, 2024 (in thousands, except per share data):

	For the nine months ended September 30, 2025	For the year ended December 31, 2024
Numerator
Pro forma net loss attributable to SNDA shareholders	$(157,771)	$(191,452)
Less: Dividends on Series A Preferred Stock	(4,228)	(2,818)
Less: Undeclared dividends on Series A Preferred Stock	—	(2,707)

Pro forma net loss attributable to common shareholders	$(161,999)	$(196,977)

Denominator
SNDA historical weighted average common shares outstanding – basic and diluted	18,081	14,109
SNDA Common Stock issued in connection with the Equity Financing	4,114	4,114
SNDA Common Stock issued in connection with the Transactions	29,361	29,361

Pro forma weighted average shares outstanding	51,556	47,584

Pro forma basic and diluted loss per share	$(3.14)	$(4.14)

MARKET PRICE INFORMATION

SNDA Common Stock is listed on the NYSE under the ticker symbol “SNDA”. The closing price per share of SNDA Common Stock as of November 4, 2025, the last trading day immediately before the public announcement of the Transactions, was $25.74, and the high and low trading prices for the SNDA Common Stock as of such date were $26.20 and $25.30, respectively. CHP Common Stock is not listed on a national securities exchange and there is no public trading market for CHP Common Stock.

As of December 31, 2025, the last date before the date of this joint proxy statement/prospectus for which it was practicable to obtain this information, there were 18,769,604 shares of SNDA Common Stock outstanding.

Value of Transaction Consideration

Since the Exchange Ratio is subject to adjustment based on the VWAP for SNDA Common Stock during the Measurement Period, with a collar of 15% below the Transaction Reference Price and 30% above the Transaction Reference Price (at the low end of the collar, each share of CHP Common Stock would receive 0.2015 shares of SNDA Common Stock, and at the high end of the collar, each share of CHP Common Stock would receive 0.1318 shares of SNDA Common Stock), the market value of SNDA Common Stock that CHP stockholders will have the right to receive in connection with the completion of the Transactions may vary significantly from the market value of the SNDA Common Stock that CHP stockholders would receive if the Transactions were completed on the date of this joint proxy statement/prospectus. As a result, you should obtain recent market prices of SNDA Common Stock prior to voting your shares. Please see “Risk Factors – Risks Related to the Transactions” beginning on page 37.

The following table sets forth (a) the VWAP for SNDA Common Stock (i) during the ten trading days ending on November 4, 2025, which was the last trading day immediately before the public announcement of the Transactions, (ii) during the ten trading days ending on December 31, 2025, the last date before the date of this joint proxy statement/prospectus for which it was practicable to obtain this information, (iii) at a 10-day VWAP of SNDA Common Stock of $22.73 (which is the low end of the collar below the Transaction Reference Price), and (iv) at a 10-day VWAP of SNDA Common Stock of $34.76 (which is the high end of the collar above the Transaction Reference Price), (b) the resulting Exchange Ratio, (c) the value of shares of SNDA Common Stock to be received for each share of CHP Common Stock as the Per Share Stock Consideration (which is fixed at $4.58 as of the time the Exchange Ratio is finally determined if the VWAP during the Measurement Period falls within the collar), (d) the aggregate number of shares of SNDA Common Stock to be issued to CHP stockholders in connection with the Transactions (without taking into account the treatment of fractional shares of SNDA Common Stock, which will be paid in cash), and (e) taking into account the applicable VWAP, the Exchange Ratio and such collar, the approximate percentage ownership of SNDA that would be held by current CHP stockholders upon completion of the Transactions. If the VWAP for SNDA Common Stock during the Measurement Period is greater than $34.76, the Exchange Ratio will be 0.1318, and the CHP stockholders will receive, in the aggregate, 22,925,572.46 shares of SNDA Common Stock in connection with the Transactions, and if the VWAP for SNDA Common Stock during the Measurement Period is less than $22.73, the Exchange Ratio will be 0.2015 and the CHP stockholders will receive, in the aggregate, 35,049,338.77 shares of SNDA Common Stock in connection with the Transactions (in each case, without taking into account the treatment of fractional shares of SNDA Common Stock, which will be paid in cash).

	VWAP for SNDA Common Stock	Exchange Ratio	Implied value per share of CHP Common Stock	Aggregate Number of Shares of SNDA Common Stock to be Issued to CHP Stockholders (Without Taking into Account the Treatment of Fractional Shares)	Approximate Percentage Ownership of CHP Stockholders in the Combined Company
10-day average VWAP of SNDA Common Stock on November 4, 2025	$25.93	0.1766	$4.58	30,718,179.79	57.3%
10-day average VWAP of SNDA Common Stock on December 31, 2025	$32.28	0.1419	$4.58	24,682,387.96	51.9%
Maximum 10-day average VWAP of SNDA Common Stock	$34.76	0.1318	$4.58	22,925,572.46	50.0%
Minimum 10-day average VWAP of SNDA Common Stock	$22.73	0.2015	$4.58	35,049,338.77	60.5%

SNDA stockholders and CHP stockholders are encouraged to obtain current market quotations for SNDA Common Stock and to review carefully the other information contained in this joint proxy statement/prospectus attached hereto or incorporated by reference herein. No assurance can be given concerning the market price of SNDA Common Stock before or after the consummation of the Transactions. Please see “Where You Can Find More Information” for the location of information incorporated by reference into this joint proxy statement/prospectus.

THE SNDA SPECIAL MEETING

This section contains information for holders of SNDA Stock about the special meeting that SNDA has called to allow holders of SNDA Stock to consider and vote on the Authorized Share Increase Proposal, the Stock Issuance Proposal, the Additional Charter Amendment Proposals, and the SNDA Adjournment Proposal. This joint proxy statement/prospectus is accompanied by a notice of the special meeting of holders of SNDA Stock and a form of proxy card that the SNDA Board is soliciting for use by the holders of SNDA Stock at the SNDA Special Meeting and at any adjournments or postponements of the SNDA Special Meeting.

Date, Time and Place of the SNDA Special Meeting

The SNDA Special Meeting will be held virtually via live audio webcast at meetnow.global/MNXNNRP on February 26, 2026 at 10 a.m. Eastern time (9 a.m. Central time). There will be no physical location for the SNDA Special Meeting.

You will be able to attend the SNDA Special Meeting by visiting the SNDA Special Meeting Website at meetnow.global/MNXNNRP and entering a control number. If you hold your shares of SNDA Stock as a holder of record, your 15-digit control number will be printed on your proxy card. If instead you hold your shares of SNDA Stock through an account with a bank, broker or other nominee (that is, if you are the beneficial owner of shares held in “street name”), your bank, broker or other nominee may provide you with your 16-digit control number on the voting instruction form it furnishes to you; otherwise, you should contact your bank, broker or other nominee (preferably at least five (5) business days before the date of the SNDA Special Meeting) to obtain a legal proxy that will permit you to attend, and vote at, the SNDA Special Meeting. If you join the SNDA Special Meeting by using your control number or obtaining a legal proxy and logging in to the SNDA Special Meeting Website, you will be able to attend the SNDA Special Meeting and vote your shares online during the SNDA Special Meeting.

SNDA stockholders are encouraged to access the SNDA Special Meeting before the start time of 10 a.m. Eastern time (9 a.m. Central time). Please allow ample time for online check-in. If you encounter technical difficulties at the check-in for the SNDA Special Meeting or during the SNDA Special Meeting, please call the technical support telephone number that will be posted on the SNDA Special Meeting Website at meetnow.global/MNXNNRP. Technicians will be available to assist you.

SNDA stockholders who participate in the SNDA Special Meeting via the SNDA Special Meeting Website will be considered to have attended the SNDA Special Meeting and to have been present at the SNDA Special Meeting “in person,” including for purposes of determining a quorum and counting votes.

Matters to be Considered

At the SNDA Special Meeting, you will be asked to consider and vote on the following proposals:

1.	The Authorized Share Increase Proposal

2.	The Stock Issuance Proposal

3.	The Advance Notice Proposal and the Indemnification Proposal

4.	The SNDA Adjournment Proposal

SNDA does not intend to call a vote on the SNDA Adjournment Proposal if there are sufficient votes to approve the Authorized Share Increase Proposal and the Stock Issuance Proposal at the SNDA Special Meeting.

Recommendation of the SNDA Board of Directors

The SNDA Board unanimously recommends that holders of SNDA Stock vote “FOR” the Authorized Share Increase Proposal, “FOR” the Stock Issuance Proposal, “FOR” the Advance Notice Proposal, “FOR” the

Indemnification Proposal and “FOR” the SNDA Adjournment Proposal (if presented at the SNDA Special Meeting). See the section entitled “The Transactions – SNDA’s Reasons for the Transactions; Recommendation of the SNDA Board of Directors” for a detailed discussion of the recommendation of the SNDA Board.

Record Date and Quorum

The SNDA Board has fixed the close of business on December 30, 2025 as the record date for the SNDA Special Meeting. Only holders of record of SNDA Stock as of the close of business on the record date for the SNDA Special Meeting are entitled to notice of, and to vote at, the SNDA Special Meeting or any adjournment or postponement thereof. On the record date for the SNDA Special Meeting, there were 18,769,604 shares of SNDA Common Stock outstanding and 41,250 shares of SNDA Preferred Stock outstanding, which were convertible into 1,281,205 shares of SNDA Common Stock and are entitled to an aggregate of 1,281,205 votes on the proposals to be considered at the SNDA Special Meeting. The holders of SNDA Common Stock are entitled to one vote for each share of SNDA Common Stock registered in their names on the record date with respect to all matters to be acted upon at the SNDA Special Meeting.

A majority of the outstanding shares of SNDA Stock entitled to vote, represented in person or by proxy, will constitute a quorum at the SNDA Special Meeting. In the event that a quorum is not present at the SNDA Special Meeting, a majority of the SNDA stockholders entitled to vote at the meeting, who are present in person or represented by proxy, may adjourn the SNDA Special Meeting to a later date and time (in each case, subject to applicable law and compliance with the SNDA Charter and SNDA Bylaws). If you fail to submit a proxy or to vote at the SNDA Special Meeting on a proposal, or fail to instruct your bank, broker or other nominee how to vote on any proposals, your shares of SNDA Stock will not be counted towards a quorum. Abstentions are considered present for purposes of establishing a quorum.

In the event that a quorum is not present at the SNDA Special Meeting, it is expected that the SNDA Special Meeting will be adjourned and postponed to a later date and time (in each case, subject to applicable law and compliance with the SNDA Charter and SNDA Bylaws).

At the SNDA Special Meeting, each share of SNDA Common Stock is entitled to one (1) vote on all matters properly submitted to holders of SNDA Common Stock and each share of SNDA Preferred Stock is entitled to cast 1,281,205 votes per share of SNDA Preferred Stock as of the record date on all matters to be acted upon at the SNDA Special Meeting, voting together with the holders of SNDA Common Stock as a single class.

As of the record date for the SNDA Special Meeting, SNDA directors and executive officers owned and were entitled to vote approximately 710,906 shares of SNDA Common Stock, representing approximately 3.5% of the voting power represented by all issued and outstanding shares of SNDA Stock. As of the date of this joint proxy statement/prospectus, SNDA expects that SNDA’s directors and executive officers will vote their shares in favor of the proposals to be considered at the SNDA Special Meeting.

Broker Non-Votes

A broker non-vote occurs when a bank, broker or other nominee is not permitted to vote on a “non-routine” matter without instructions from the beneficial owner of the shares and the beneficial owner fails to provide the bank, broker or other nominee with such instructions. Broker non-votes only count toward a quorum if at least one proposal is presented with respect to which the bank, broker or other nominee has discretionary authority. It is expected that all of the proposals to be voted on at the SNDA Special Meeting will be “non-routine” matters, and, as such, there will be no broker non-votes at the SNDA Special Meeting. If your bank, broker or other nominee holds your shares of SNDA Stock in “street name,” such entity will vote your shares of SNDA Stock only if you provide instructions on how to vote by complying with the voting instruction form sent to you by your bank, broker or other nominee with this joint proxy statement/prospectus.

Participating in the Special Meeting

SNDA stockholders of record and beneficial owners of SNDA Common Stock may attend and participate in the SNDA Special Meeting, including by asking questions or voting; however, the processes for stockholders of record and beneficial owners to attend differ, as described above in “Date, Time and Place of the SNDA Special Meeting.” Guests may connect and listen to the live audio webcast of the SNDA Special Meeting, but will not be able to ask questions or otherwise participate in the SNDA Special Meeting.

SNDA stockholders of record and beneficial owners of SNDA Common Stock that attend the SNDA Special Meeting will be able to ask questions and vote by following the instructions on the SNDA Special Meeting Website.

Shares Held of Record

A holder of SNDA Stock may vote by proxy or at the SNDA Special Meeting via the SNDA Special Meeting Website. If you hold your shares of SNDA Stock in your name as a holder of record, to submit a proxy, you, as a holder of SNDA Stock, may use one of the following methods:

•	By telephone: by calling the toll-free number indicated on the accompanying proxy card and following the recorded instructions.

•	Via the Internet: by visiting the website indicated on the accompanying proxy card and following the instructions.

•	By mail: by completing and returning the accompanying proxy card in the enclosed postage-paid envelope. The envelope requires no additional postage if mailed in the United States.

If you intend to submit your proxy by telephone or via the Internet, you must do so by no later than the time the polls are closed at the SNDA Special Meeting. If you intend to submit your proxy by mail, your completed proxy card must be received prior to the SNDA Special Meeting.

SNDA requests that holders of SNDA Stock vote by telephone, via the Internet or by completing and signing the accompanying proxy card and returning it to SNDA as soon as possible in the enclosed postage-paid envelope. When the accompanying proxy card is returned properly executed, the shares of SNDA Stock represented by it will be voted at the SNDA Special Meeting in accordance with the instructions contained on the proxy card. If you make no specification on your proxy card as to how you want your shares voted before signing and returning it, your proxy will be voted “FOR” the Authorized Share Increase Proposal, “FOR” the Stock Issuance Proposal, “FOR” the Advance Notice Proposal, “FOR” the Indemnification Proposal and “FOR” the SNDA Adjournment Proposal (if presented as the SNDA Special Meeting).

Every vote is important. Accordingly, you should sign, date and return the enclosed proxy card, or vote via the Internet or by telephone, whether or not you plan to attend the SNDA Special Meeting. Sending in your proxy card or voting by telephone or via the Internet will not prevent you from voting your shares personally at the meeting because you may subsequently revoke your proxy.

Shares Held in “Street Name”

If your shares of SNDA Stock are held in “street name” through a bank, broker or other nominee, you must instruct the bank, broker or other nominee on how to vote your shares. Your bank, broker or other nominee will vote your shares only if you provide specific instructions on how to vote by following the instructions provided to you by your bank, broker or other nominee.

You may not vote shares of SNDA Stock held in a brokerage or other account in “street name” by returning a proxy card directly to SNDA.

Further, banks, brokers, or other nominees who hold shares of SNDA Stock on behalf of their customers may not give a proxy to SNDA to vote those shares with respect to any non-routine matters without specific instructions from you, as banks, brokers, and other nominees do not have discretionary voting power on any non-routine matters that will be voted upon at the SNDA Special Meeting, including the Authorized Share Increase Proposal, the Stock Issuance Proposal, the Additional Charter Amendment Proposals, and the SNDA Adjournment Proposal. If your shares are held through a bank, broker, or other nominee, it is therefore critical that you instruct your bank, broker, or other nominee on how to vote your shares. Without your instructions, your shares will not be counted for purposes of a quorum or be voted at the SNDA Special Meeting.

Revocability of Proxies

If you are a holder of record of SNDA Stock, you may revoke your proxy at any time before it is voted by:

•	submitting a written notice of revocation to SNDA’s corporate secretary;

•	granting a subsequently dated proxy;

•	voting by telephone or via the Internet at a later time before the polls are closed at the SNDA Special Meeting; or

•	attending in person and voting at the SNDA Special Meeting.

If you hold your shares of SNDA Stock through a bank, broker or other nominee, you should contact your bank, broker or other nominee to change your vote.

Attendance at the SNDA Special Meeting will not in and of itself constitute revocation of a proxy. A revocation or later-dated proxy received by SNDA after the vote will not affect the vote. SNDA’s corporate secretary’s mailing address is: 14755 Preston Road, Suite 810, Dallas, TX 75254. If the SNDA Special Meeting is postponed or adjourned, it will not affect the ability of holders of SNDA Stock of record as of the record date to exercise their voting rights or to revoke any previously granted proxy using the methods described above.

Delivery of Proxy Materials

SNDA will promptly deliver, upon oral or written request, a separate copy of this joint proxy statement/prospectus to any holder of SNDA Stock residing at an address to which only one copy of such document was mailed. Requests for additional copies should be directed to SNDA’s corporate secretary at 14755 Preston Road, Suite 810, Dallas, TX 75254, or SNDA’s proxy solicitor, Georgeson, by calling toll-free at (866) 486-5272.

Solicitation of Proxies

SNDA and CHP will each bear their own expenses incurred in connection with the Transactions, including the retention of any information agent or other service provider, except that expenses incurred in connection with the printing and mailing of this joint proxy statement/prospectus will be shared equally by SNDA and CHP. To assist in the solicitation of proxies, SNDA has retained Georgeson, for a fee of $8,500 plus certain amounts for additional services. SNDA also agreed to reimburse Georgeson for out-of-pocket expenses and to indemnify Georgeson against certain liabilities and expenses. SNDA and its proxy solicitor may also request banks, brokers, and other intermediaries holding shares of SNDA Stock beneficially owned by others to send this joint proxy statement/prospectus to, and obtain proxies from, the beneficial owners and may reimburse such record holders for their reasonable out-of-pocket expenses in so doing. Solicitation of proxies by mail may be supplemented by telephone and other electronic means, advertisements and personal solicitation by the directors, officers or employees of SNDA. No additional compensation will be paid to SNDA’s directors, officers or employees for solicitation. All expenses of this solicitation, including the cost of preparing and mailing this joint proxy statement/prospectus, will be paid by SNDA.

Householding of SNDA Special Meeting Materials

One copy of this joint proxy statement/prospectus and notice will be sent to SNDA stockholders that share an address, unless they have notified SNDA that they want to continue receiving multiple packages. Each SNDA stockholder in the household will continue to receive a separate proxy card. This process, known as “householding,” reduces the volume of duplicate information received at a household and helps to reduce SNDA’s expenses. A copy of this joint proxy statement/prospectus will also be sent upon written or oral request to any SNDA stockholder of a shared address to which a single copy was delivered. If two (2) or more SNDA stockholders with a shared address are currently receiving only one copy, then they may request to receive multiple packages in the future, or if a SNDA stockholder is currently receiving multiple packages, then the SNDA stockholder may request to receive a single copy in the future. Such requests may be made by writing to Tabitha Bailey, Senior Vice President and Chief Legal Officer, Sonida Senior Living, Inc., 14755 Preston Road, Suite 810, Dallas, TX 75254, or by calling (972) 770-5600].

Assistance

If you need assistance in completing your proxy card, have questions regarding SNDA’s Special Meeting or would like additional copies of this joint proxy statement/prospectus, please contact SNDA’s proxy solicitor, Georgeson, by calling toll-free at (866) 486-5272.

PROPOSALS SUBMITTED TO SNDA STOCKHOLDERS

Proposal 1: Authorized Share Increase Proposal

SNDA is asking holders of SNDA Stock to approve and adopt an amendment to the SNDA Charter, in the form attached as Annex D, to increase the number of shares of SNDA Common Stock that SNDA is authorized to issue from 30,000,000 to 100,000,000 shares.

After careful consideration, the SNDA Board has unanimously (a) approved the Authorized Share Increase Proposal, (b) determined that the Authorized Share Increase Proposal is in the best interests of SNDA and its stockholders, (c) directed that the Authorized Share Increase Proposal be submitted to a vote of the SNDA stockholders at the SNDA Special Meeting, and (d) recommended approval of the Authorized Share Increase Proposal by the holders of SNDA Stock. See the section entitled “The Transactions – SNDA’s Reasons for the Transactions; Recommendation of the SNDA Board of Directors” for a detailed discussion of the recommendation of the SNDA Board.

Vote Required for Approval

Approval of the Authorized Share Increase Proposal requires that the number of votes cast in favor of the Authorized Share Increase Proposal by the holders of outstanding shares of SNDA Stock entitled to vote thereon voting together as a single class, and with respect to the SNDA Preferred Stock, on an as-converted basis, exceeds the number of votes cast by such holders against the Authorized Share Increase Proposal. Abstentions will have no effect on the Authorized Share Increase Proposal.

Additional Information

The vote on the Authorized Share Increase Proposal is a vote separate and apart from the other proposals set forth in this joint proxy statement/prospectus. Accordingly, you may vote in favor of the Authorized Share Increase Proposal and not vote to approve any other proposal set forth herein and vice versa. Approval of the Authorized Share Increase Proposal is a condition to the completion of the Transactions. If the Authorized Share Increase Proposal is not approved, the Transactions will not occur. For a detailed discussion of the terms and conditions of the Merger Agreement and the Transactions, see the section entitled “The Transaction Agreements – Summary of the Merger Agreement.”

If SNDA stockholders approve the Authorized Share Increase Proposal by the requisite vote, SNDA will file a certificate of amendment to the SNDA Charter with the Secretary of State of the State of Delaware reflecting such amendment to the SNDA Charter contemplated thereby. Any such certificate of amendment will become effective upon its filing with the Secretary of State of the State of Delaware, which is anticipated to occur promptly after the SNDA Special Meeting. If SNDA stockholders do not approve the Authorized Share Increase Proposal, SNDA will not file a certificate of amendment to the SNDA Charter with the Secretary of State of the State of Delaware reflecting such amendment to the SNDA Charter contemplated thereby.

Recommendation of the SNDA Board of Directors

THE SNDA BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT HOLDERS OF SNDA STOCK VOTE “FOR” THE AUTHORIZED SHARE INCREASE PROPOSAL.

Proposal 2: Stock Issuance Proposal

SNDA is asking holders of SNDA Stock to approve the issuance of shares of SNDA Common Stock to (a) holders of shares of CHP common stock pursuant to the Merger Agreement and (b) those certain investors party to the Investment Agreements with SNDA, pursuant to the Investment Agreements.

Holders of SNDA Stock should read this joint proxy statement/prospectus carefully and in its entirety, including the annexes, for detailed information concerning the Merger Agreement, the Investment Agreements and the Transactions. Summaries of the Merger Agreement and Investment Agreements are included in this joint proxy statement/prospectus in the sections entitled “The Transaction Agreements – Summary of The Merger Agreement,” and “The Transaction Agreements – Summary of the Investment Agreements”, respectively, and a copy of the Merger Agreement is attached to this joint proxy statement/prospectus as Annex A, respectively.

After careful consideration, the SNDA Board has unanimously (a) approved the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Transactions and the Investment Agreements and the transactions contemplated by the Investment Agreements, including the Equity Financing, (b) determined that the Merger Agreement, the Investment Agreements and the transactions contemplated thereby are in the best interests of SNDA and its stockholders, (c) directed that the Stock Issuance Proposal be submitted to a vote of the SNDA stockholders at the SNDA Special Meeting and (d) recommended approval of the Stock Issuance Proposal by the holders of SNDA Stock. See the section entitled “The Transactions – SNDA’s Reasons for the Transactions; Recommendation of the SNDA Board of Directors” for a detailed discussion of the recommendation of the SNDA Board.

Vote Required for Approval

The vote on the Stock Issuance Proposal is a vote separate and apart from the other proposals set forth in this joint proxy statement/prospectus. Accordingly, you may vote in favor of the Stock Issuance Proposal and not vote to approve any other proposal set forth herein and vice versa. Approval of the Stock Issuance Proposal requires that a majority of the votes cast by the holders of outstanding shares of SNDA Stock entitled to vote thereon voting together as a single class, and with respect to the SNDA Preferred Stock, on an as-converted basis, are voted in favor of the Stock Issuance Proposal as required by Section 312.03 of the NYSE Listed Company Manual. Abstentions have no effect on the Stock Issuance Proposal.

Additional Information

Approval of the Stock Issuance Proposal is a condition to the completion of the Transactions. If the Stock Issuance Proposal is not approved, the Transactions will not occur. For a detailed discussion of the terms and conditions of the Merger Agreement and the Transactions, see the section entitled “The Transaction Agreements – Summary of the Merger Agreement.”

Recommendation of the SNDA Board of Directors

THE SNDA BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT HOLDERS OF SNDA STOCK VOTE “FOR” THE STOCK ISSUANCE PROPOSAL.

Proposal 3: Additional Charter Amendment Proposals

SNDA is asking holders of SNDA Stock to approve and adopt amendments to the SNDA Charter in the form attached as Annex E to provide for (a) procedures regarding advance notice of stockholder nominations for the election of directors and other business to be brought before any meeting of stockholders to be as set forth in the SNDA Bylaws (as more fully described below, the “Advance Notice Charter Amendment”) and (b) customary limitations on indemnification and expense advancement for directors and officers (as more fully described below, the “Indemnification Charter Amendment”). The proposal to approve and adopt the Advance Notice Charter Amendment (the “Advance Notice Proposal”) is set forth below in Proposal 3(a), and the proposal to approve and adopt the Indemnification Charter Amendment (the “Indemnification Proposal”) is set forth below in Proposal 3(b). Each of the Advance Notice Proposal and the Indemnification Proposal will be voted on separately, and approval of one of these proposals is not conditioned on approval of the other.

Summary of Additional Charter Amendments

Proposal 3(a): Approval and Adoption of Amendment to SNDA Charter to Provide for Procedures Regarding Advance Notice of Stockholder Nominations for the Election of Directors and Other Business to be Brought Before Any Meeting of Stockholders to be as Set Forth in the SNDA Bylaws.

Currently, the SNDA Charter sets forth procedural requirements stockholders must comply with in order to nominate directors or propose other business at an annual or special meeting of SNDA stockholders. The Advance Notice Charter Amendment would remove advance notice provisions from the SNDA Charter and provide instead that advance notice of stockholder nominations for the election of directors and of business to be brought by stockholders before any meeting of stockholders must be given in the manner set forth in the SNDA Bylaws. The SNDA Board believes that the Advance Notice Charter Amendment is advisable and in the best interests of SNDA and its stockholders.

The discussion regarding the Advance Notice Charter Amendment is qualified in its entirety by reference to the complete text thereof, which is set forth below. Specifically, the Advance Notice Charter Amendment would replace the existing Sixth and Seventh Articles of the SNDA Charter with the following:

SIXTH: Advance notice of stockholder nominations for the election of directors of the Corporation shall be given in the manner provided in the Bylaws of the Corporation.

SEVENTH: Advance notice of business to be brought by stockholders before any meeting of the stockholders of the Corporation shall be given in the manner provided in the Bylaws of the Corporation.

The SNDA Board believes that the Advance Notice Charter Amendment is advisable and in the best interests of SNDA and its stockholders. By addressing advance notice requirements exclusively in the SNDA Bylaws, which may be amended by the SNDA Board, the Advance Notice Charter Amendment would promote clarity, flexibility and good corporate governance and be in line with common practice. Housing procedural mechanics for director nominations and proposals of business in the SNDA Bylaws would also enable SNDA to adapt more quickly to evolving legal requirements and best practices, reduce the risk of duplicative or conflicting provisions between governing documents and preserve the orderly conduct of corporate affairs. The SNDA Board further believes that addressing advance notice procedures in the SNDA Bylaws would enhance transparency for stockholders while maintaining appropriate safeguards to ensure fair and informed stockholder participation. On December 10, 2025, the SNDA Board unanimously approved an amendment to the SNDA Bylaws to provide for the inclusion of the advance notice requirements currently addressed in the SNDA Charter, which amendment is incorporated by reference to SNDA’s Current Report on Form 8-K, filed with the SEC on December 16, 2025.

Proposal 3(b): Approval and Adoption of Amendment to SNDA Charter to Provide for Customary Limitations on Indemnification and Expense Advancement for Directors and Officers

The DGCL permits Delaware corporations to indemnify and advance expenses for directors and officers in connection with certain actions. Currently, the SNDA Charter contains provisions providing for indemnification and advancement of expenses for directors and officers. The SNDA Board has adopted and recommends that all stockholders approve and adopt the Indemnification Charter Amendment to limit indemnification and expense advancement for directors and officers in a customary manner by (a) requiring that any director or officer seeking payment of expenses present to SNDA a written undertaking to repay such amount if it is ultimately determined that such director or officer was not entitled to indemnification and (b) providing that SNDA will not have any indemnification or expense advancement obligations under the SNDA Charter for any proceeding initiated by a director or officer unless such proceeding was authorized by the SNDA Board or a duly authorized committee thereof, except for proceedings by a director or officer to enforce any such rights.

The discussion regarding the Indemnification Charter Amendment is qualified in its entirety by reference to the complete text thereof, which is set forth below with additions and deletions implementing the Indemnification Charter Amendment indicated, respectively, by bold and underlined text and ~~bold and strike-through text~~.

THIRTEENTH: The Corporation shall indemnify any person who was, is, or is threatened to be made a party to a proceeding (as hereinafter defined) by reason of the fact that he or she (i) is or was a director or officer of the Corporation or (ii) while a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, partner, venturer, proprietor, trustee, employee, agent, or similar functionary of another foreign or domestic corporation, partnership, joint venture, sole proprietorship, trust, employee benefit plan, or other enterprise, to the fullest extent permitted under the Delaware General Corporation Law, as the same exists or may hereafter be amended. Such right shall be a contract right and as such shall inure to the benefit of any director or officer who is elected and accepts the position of director or officer of the Corporation or elects to continue to serve as a director or officer of the Corporation while this Article Thirteenth is in effect. Any repeal or amendment of this Article Thirteenth shall be prospective only and shall not limit the rights of any such director or officer or the obligations of the Corporation with respect to any claim arising from or related to the services of such director or officer in any of the foregoing capacities prior to any such repeal or amendment to this Article Thirteenth. Such right shall include the right to be paid by the Corporation expenses (including without limitation attorneys’ fees) actually and reasonably incurred by ~~him~~ any such director or officer in defending any such proceeding in advance of its final disposition to the maximum extent permitted under the Delaware General Corporation Law, as the same exists or may hereafter be amended; provided, however, that any such director or officer seeking payment of expenses presents to the Corporation a written undertaking to repay such amount if it shall ultimately be determined that such director or officer is not entitled to be indemnified by the Corporation under this Article Thirteenth or otherwise. If a claim for indemnification or advancement of expenses hereunder is not paid in full by the Corporation within sixty (60) days after a written claim has been received by the Corporation, the claimant may at any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim, and if successful in whole or in part, the claimant shall also be entitled to be paid the expenses of prosecuting such claim. It shall be a defense to any such action that such indemnification or advancement of costs of defense is not permitted under the Delaware General Corporation Law, but the burden of proving such defense shall be on the Corporation. Neither the failure of the Corporation (including its Board of Directors or any committee thereof, independent legal counsel, or stockholders) to have made its determination prior to the commencement of such action that indemnification of, or advancement of costs of defense to, the claimant is permissible in the circumstances nor any actual determination by the Corporation (including its Board of Director or any committee thereof, independent legal counsel, or stockholders) that such indemnification or advancement is not permissible shall be a defense to the action or create a presumption that such indemnification or advance is not permissible. In the event of the death of any person having a right of indemnification under the foregoing provisions, such right shall inure to the benefit of his or her heirs, executors, administrators, and personal representatives. The rights conferred above shall not be exclusive of any other right which any person may have or hereafter acquire under any statute, bylaw, resolution of stockholders or directors, agreement, or otherwise.

The Corporation may also indemnify any employee or agent of the Corporation to the fullest extent permitted by law.

Notwithstanding the foregoing, except for proceedings to enforce any director’s or officer’s rights to indemnification or any director’s or officer’s rights to advancement of expenses, the Corporation shall not be obligated to indemnify any director or officer, or advance expenses of any director or officer, (or such director’s or officer’s heirs, executors or personal or legal representatives) in connection with any proceeding (or part thereof) initiated by such person unless such proceeding (or part thereof) was authorized by the Board or any duly authorized committee thereof. As used herein, the term “~~preceding~~proceeding” means any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, arbitrative, or investigative, any appeal in such an action, suit, or proceeding, or any inquiry or investigation that could lead to such an action, suit, or proceeding.

The SNDA Board believes that the Indemnification Charter Amendment is advisable and in the best interests of SNDA and its stockholders. By conditioning the payment of expenses on a written undertaking to repay amounts if it is ultimately determined that indemnification is not available, the Indemnification Charter Amendment would promote responsible stewardship of corporate resources while preserving appropriate protection for directors and officers acting in good faith. In addition, by providing that SNDA will not have indemnification or expense advancement obligations for proceedings initiated by a director or officer unless authorized by the SNDA Board or a duly authorized committee thereof (other than proceedings brought to enforce rights to indemnification or expense advancement), the Indemnification Charter Amendment would discourage unauthorized, self-initiated litigation that could impose significant unnecessary costs on SNDA, while safeguarding directors’ and officers’ indemnification and expense advancement rights. The SNDA Board believes these modifications would advance sound governance and thereby further SNDA’s best interests.

After careful consideration, the SNDA Board has unanimously (a) determined that the Advance Notice Charter Amendment and the Indemnification Charter Amendment are advisable, (b) approved and adopted each of the Advance Notice Charter Amendment and the Indemnification Charter Amendment, (c) directed that the Advance Notice Charter Amendment and the Indemnification Charter Amendment be considered by the holders of SNDA Stock at the SNDA Special Meeting and (d) recommended approval of the Advance Notice Charter Amendment and the Indemnification Charter Amendment by the holders of SNDA Stock.

Neither the approval of the Advance Notice Proposal by holders of SNDA Stock nor the approval of the Indemnification Proposal by holders of SNDA Stock is a condition to the completion of the Transactions.

Vote Required for Approval

Approval of each of the Advance Notice Proposal and Indemnification Proposal requires the approval of two-thirds of the voting power of all issued and outstanding voting stock of SNDA entitled to vote generally in the election of directors. Abstentions will have the same effect as a vote “AGAINST” the Advance Notice Proposal and “AGAINST” the Indemnification Proposal, as applicable.

Additional Information

The vote on the Advance Notice Proposal and the approval of the Indemnification Proposal are each votes separate and apart from the other proposals set forth in this joint proxy statement/prospectus. Accordingly, you may vote in favor of the Advance Notice Proposal and the Indemnification Proposal and not vote to approve any other proposal set forth herein and vice versa.

Neither the approval of the Advance Notice Proposal nor the approval of the Indemnification Proposal is conditioned on the approval of the other. If SNDA stockholders approve the Advance Notice Proposal or the

Indemnification Proposal (or both) by the requisite vote (and, thus, SNDA stockholders approve and adopt the Advance Notice Charter Amendment or the Indemnification Charter Amendment (or both)), SNDA will file a certificate of amendment to the SNDA Charter with the Secretary of State of the State of Delaware reflecting such amendments to the SNDA Charter. Any such certificate of amendment will become effective upon its filing with the Secretary of State of the State of Delaware, which is anticipated to occur promptly after the SNDA Special Meeting. If SNDA stockholders do not approve the Advance Notice Proposal or the Indemnification Proposal, SNDA will not file a certificate of amendment to the SNDA Charter with the Secretary of State of the State of Delaware reflecting such amendments to the SNDA Charter contemplated thereby. Even if SNDA stockholders approve the Advance Notice Proposal or the Indemnification Proposal, the SNDA Board retains discretion under Delaware law to abandon any amendment to the SNDA Charter contemplated thereby without further action by SNDA stockholders.

Recommendation of the SNDA Board of Directors

THE SNDA BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT HOLDERS OF SNDA STOCK VOTE “FOR” THE ADVANCE NOTICE PROPOSAL AND “FOR” THE INDEMNIFICATION PROPOSAL.

Proposal 4: SNDA Adjournment Proposal

The SNDA Special Meeting may be adjourned to another time or place, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the SNDA Special Meeting to approve the Authorized Share Increase Proposal or the Stock Issuance Proposal. Under the Merger Agreement, SNDA may not adjourn the SNDA Special Meeting on more than two occasions without CHP’s prior written consent (such consent not to be unreasonably conditioned, withheld or delayed).

If, at the SNDA Special Meeting, the number of shares of SNDA Stock present or represented and voting in favor of the Authorized Share Increase Proposal and the Stock Issuance Proposal are insufficient to approve the Authorized Share Increase Proposal or the Stock Issuance Proposal, SNDA intends to move to adjourn the SNDA Special Meeting in order to enable the SNDA Board to solicit additional proxies for approval of the Authorized Share Increase Proposal and the Stock Issuance Proposal, as applicable. In that event, SNDA will ask holders of SNDA Stock to vote upon the SNDA Adjournment Proposal, but not the Authorized Share Increase Proposal or the Stock Issuance Proposal.

Vote Required for Approval

Approval of the SNDA Adjournment Proposal requires that a majority of the votes cast by the holders of outstanding shares of SNDA Stock entitled to vote thereon, voting together as a single class, and with respect to the SNDA Preferred Stock, on an as-converted basis, are voted in favor of approving the SNDA Adjournment Proposal. Abstentions will have no effect on the SNDA Adjournment Proposal.

Additional Information

The approval of the SNDA Adjournment Proposal by holders of SNDA Stock is not a condition to the completion of the Transactions. SNDA does not intend to call a vote on the SNDA Adjournment Proposal if there are sufficient votes to approve the Authorized Share Increase Proposal and the Stock Issuance Proposal at the SNDA Special Meeting.

Recommendation of the SNDA Board of Directors

THE SNDA BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT HOLDERS OF SNDA STOCK VOTE “FOR” THE SNDA ADJOURNMENT PROPOSAL (IF PRESENTED AT THE SNDA SPECIAL MEETING).

THE CHP ANNUAL MEETING

Date, Time, and Place of the CHP Annual Meeting

The CHP Annual Meeting will be held in-person on March 6, 2026, at 10 a.m. Eastern Time, at CNL Center at City Commons Tower I, 13th Floor, 450 South Orange Avenue, Orlando, Florida 32801.

Attending the CHP Annual Meeting

Only stockholders of record as of the close of business on the CHP Record Date, December 30, 2025, or their proxy holders and CHP’s guests may attend the CHP Annual Meeting. In addition, you must register in advance to attend the CHP Annual Meeting in person. To register, please send an email to cnlhealthcareannualmtg@cnl.com, along with your name, mailing address, email address and proof that you own shares of CHP Common Stock. If your shares of CHP Common Stock are held in street name (in the name of your broker, bank or other nominee), please include an account statement or letter from the bank, broker or other nominee indicating that you beneficially owned the registered shares on December 30, 2025, the CHP Record Date for voting. You will receive confirmation back regarding your registration to attend the meeting in person. Personal photo identification and a copy of the confirmation of your advance registration to attend will be required to enter the meeting, which will be held at CNL Center at City Commons, Tower I, 13th Floor, 450 South Orange Avenue, Orlando, Florida 32801. To obtain directions to the CHP Annual Meeting, please call CHP at (407) 650-1000.

The use of cameras at the CHP Annual Meeting is prohibited and cameras will not be allowed into the CHP Annual Meeting or any other adjacent areas, except by credentialed media. CHP realizes that many mobile phones have built-in cameras. While these phones may be brought into the venue, the camera function may not be used at any time. For safety and security reasons, bags, briefcases and other items will be subject to security check.

If your shares of CHP Common Stock are held in street name (in the name of your broker, bank or other nominee), you will also not be allowed to vote your shares in person at the meeting, unless you obtain a legal proxy from the record holder that holds your shares of CHP Common Stock.

Matters to be Considered

CHP is holding the CHP Annual Meeting for stockholders to consider and vote upon the following matters:

1. A proposal to approve, pursuant to the Agreement and Plan of Merger, dated as of November 4, 2025, by and among CHP, SNDA, CHP Merger Sub, Holdco, and SNDA Merger Sub, (i) the sale, transfer and assignment by CHP to SNDA Merger Sub, of (a) a portion of the operating partnership units of CHP Partners, LP, a Delaware limited partnership, (b) a 50% membership interest in CHP GP, LLC, a Delaware limited liability company and a wholly-owned subsidiary of CHP, and (c) a portion of the shares of common stock of CHP TRS Holdings, Inc., a Delaware corporation and a wholly-owned subsidiary of CHP (the transactions contemplated by clauses (a), (b) and (c), collectively, the “Equity Purchase”), (ii) immediately following the Equity Purchase, the merger of CHP Merger Sub with and into CHP (the “First Merger”), with CHP surviving the First Merger, (iii) the day following the Equity Purchase and the First merger, the merger of CHP with and into SNDA Merger Sub (the “Second Merger”), with SNDA Merger Sub surviving the Second Merger as a wholly owned subsidiary of SNDA, and (iv) the other transactions contemplated by the Merger Agreement (the “Transactions Proposal”).

2. The election of James M. Seneff, Jr., Stephen H. Mauldin, J. Chandler Martin, Michael P. Haggerty, and J. Douglas Holladay as directors of CHP (the “Director Election Proposal”).

3. The ratification of the selection of CHP’s independent auditor (the “Auditor Ratification Proposal”).

4. A proposal to approve one or more adjournments of the CHP Annual Meeting, if necessary or appropriate, to solicit additional proxies in favor of the foregoing proposals (the “CHP Adjournment Proposal”). CHP does not intend to call a vote on the CHP Adjournment Proposal if the Transactions Proposal considered at the CHP Annual Meeting has been approved at the CHP Annual Meeting.

Recommendation of the CHP Board of Directors

On April 3, 2018, the CHP Board formed a special committee (the “CHP Special Committee”), consisting solely of independent and disinterested directors, to consider possible strategic alternatives (“Possible Strategic Alternatives”), including, but not limited to (i) the listing of CHP’s or one of its subsidiaries’ common stock on a national securities exchange, (ii) an orderly disposition of CHP’s assets or one or more of CHP’s asset classes and the distribution of the net sale proceeds thereof to the CHP stockholders and (iii) a potential business combination or other transaction with a third party or parties that provides the CHP stockholders with cash and/or securities of a publicly traded company. The CHP Special Committee engaged its own financial advisor, KBCM, and legal advisor, Ropes & Gray LLP (“Ropes & Gray”).

On November 4, 2025, the CHP Board met. The meeting was attended by members of CHP management, and representatives of KBCM, Arnold & Porter Kaye Scholer LLP (“Arnold & Porter”), outside counsel to CHP, and Ropes & Gray. The CHP Board heard presentations by CHP management, KBCM, and Arnold & Porter and KBCM rendered its oral opinion, subsequently confirmed by delivery of its written opinion, dated November 4, 2025, to the CHP Board and the CHP Special Committee that, as of the date of the written opinion and based upon and subject to the factors and assumptions set forth therein, the Transaction Consideration to be received in the Transactions by the holders of CHP Common Stock (other than Excluded Shares) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders. During the meeting, the CHP Board discussed the presentations by CHP management, KBCM and Arnold & Porter.

Immediately following the CHP Board meeting, the CHP Special Committee met by telephone, with representatives of Ropes & Gray in attendance and, at the invitation of the CHP Special Committee, members of CHP management and representatives of KBCM attending the meeting in relevant parts. Following consideration of the Transactions, discussion of the presentations by CHP management, KBCM and Arnold & Porter, confirmation of the opinion of KBCM, and consultation with representatives of Ropes & Gray, the CHP Special Committee unanimously (i) determined that the Transactions are advisable and in the best interests of CHP and its stockholders, (ii) recommended that the CHP Board authorize and approve the execution and delivery of the Merger Agreement by CHP and its subsidiaries party thereto and the performance by CHP and its subsidiaries party thereto of the Transactions, and (iii) recommended that the CHP Board submit the Transactions to a vote of the CHP stockholders.

In reaching its decision to recommend that the CHP stockholders vote to approve the Transactions Proposal, the CHP Board relied on the opinion of KBCM regarding the fairness, from a financial point of view, of the Transaction Consideration to be received in connection with the Transactions by the holders of CHP Common Stock, the recommendation of the CHP Special Committee and the consultations with CHP’s management and legal advisor. After receipt of the recommendation from the CHP Special Committee, on November 4, 2025, the CHP Board, by unanimous written consent, (i) determined that the Transactions are advisable and in the best interests of CHP and its stockholders, (ii) authorized and approved the execution and delivery of the Merger Agreement by CHP and its subsidiaries party thereto and the performance by CHP and its subsidiaries party thereto of the Transactions, (iii) directed that the Transactions be submitted to a vote of the CHP stockholders, and (iv) resolved to recommend that the CHP stockholders vote for the approval of the Transactions. To review the reasons of the CHP Board and the CHP Special Committee for the Transactions in greater detail, see the section of this joint proxy statement/prospectus entitled “The Transactions – CHP’s Reasons for the Transactions; Recommendation of the CHP Board of Directors.”

The CHP Board has adopted and approved the Merger Agreement and the Transactions, subject to approval of the Transactions by the CHP stockholders. The CHP Board recommends that you vote “FOR” approval of the Transactions Proposal, “FOR” approval of the Director Election Proposal, “FOR” approval of the Auditor Ratification Proposal, and “FOR” approval of the CHP Adjournment Proposal, if necessary or appropriate, to solicit additional proxies.

Record Date and Quorum

Only stockholders of record of CHP Common Stock as of the close of business on the CHP Record Date, December 30, 2025, are entitled to vote at the CHP Annual Meeting. As of the close of business on the CHP Record Date, CHP had outstanding approximately 175,274,045 shares of CHP Common Stock, the only class of stock outstanding and entitled to vote at the CHP Annual Meeting, held by approximately 45,831 holders of record. CHP’s directors and executive officers collectively beneficially owned less than 1% of the outstanding shares of CHP Common Stock as of the CHP Record Date. The holders of CHP Common Stock are entitled to one vote for each share of CHP Common Stock registered in their names on the CHP Record Date with respect to all matters to be acted upon at the CHP Annual Meeting. If your shares of CHP Common Stock are held through a bank, broker or other nominee, see “The CHP Annual Meeting – Voting by Street Name Holder; Broker Non-Votes” below regarding directing your record holder on how to vote your shares of CHP Common Stock. The presence at the CHP Annual Meeting, in person or by proxy, of stockholders entitled to cast 50% of all the votes entitled to be cast at the CHP Annual Meeting as of the close of business on the CHP Record Date will constitute a quorum. Abstentions and broker non-votes (defined below) will be considered as shares present for purposes of determining the presence of a quorum.

Voting by Street Name Holder; Broker Non-Votes

If your shares of CHP Common Stock are held through a bank, broker or other nominee, you are considered the “beneficial owner” of such shares held in “street name,” and these proxy materials are being forwarded to you by your bank, broker or nominee (the “street name holder”) along with a voting instruction card. As the beneficial owner of shares of CHP Common Stock, you have the right to direct your street name holder how to vote your shares of CHP Common Stock; and the street name holder is required to vote your shares of CHP Common Stock in accordance with your instructions. If you do not give instructions to your street name holder at least ten days before the CHP Annual Meeting, the street name holder will be entitled to vote your shares of CHP Common Stock in its discretion only with respect to the Auditor Ratification Proposal, but will not be able to vote your shares of CHP Common Stock on any other proposal, and your shares will be counted as “broker non-votes” on the Transactions Proposal, the Director Election Proposal and the CHP Adjournment Proposal (if presented at the CHP Annual Meeting).

Vote Required; Treatment of Abstentions; Failure to Vote

Shares of CHP Common Stock represented by valid proxies received will be voted in the manner specified on the proxies. If no instructions are indicated on the proxy, the proxy will be voted as recommended by the CHP Board. If other matters are properly presented at the CHP Annual Meeting for consideration, the persons appointed as proxies on your proxy card will have the discretion to vote on these matters for you. The approval of the Transactions Proposal requires the affirmative vote of the holders of shares of CHP Common Stock entitled to cast a majority of all votes entitled to be cast on the matter. As a result, any abstentions or failures to vote, including broker non-votes, will have the same effect as a vote “AGAINST” the Transactions Proposal.

The affirmative vote of a majority of the votes cast on each of the Director Election Proposal, the Auditor Ratification Proposal and the CHP Adjournment Proposal (if presented at the CHP Annual Meeting), will be required to approve such proposals. Abstentions or failures to vote, including broker non-votes, will not be considered as votes cast with respect to these matters and, therefore, will have no effect on the voting results. Broker non-votes are not expected with respect to the Auditor Ratification Proposal as the street name holder has authority to vote your shares.

Proxies

You may authorize a proxy to vote your shares of CHP Common Stock by internet, telephone or mail, or you may attend the CHP Annual Meeting and vote in person. Please see your proxy card or Notice Regarding the Availability of Proxy Materials for detailed voting instructions, or refer to the information your bank, broker or other nominee provided to you. If you authorize a proxy to vote your shares before the CHP Annual Meeting, you may revoke your proxy at any time before it is exercised at the CHP Annual Meeting by filing with our Corporate Secretary a written notice of revocation, submitting a proxy bearing a later date, or attending the CHP Annual Meeting and voting in person. Please see “The CHP Annual Meeting – Attending the Annual Meeting” above for information about attending the CHP Annual Meeting. Even if you plan to attend, CHP requests that you vote by proxy promptly. If you attend the CHP Annual Meeting and wish to vote in person, your proxy will not be used.

Revocability of Proxies

You may revoke your proxy and change your vote before the proxies are voted at the CHP Annual Meeting. You may change your vote using the internet or telephone methods described herein, prior to the applicable cutoff time before the CHP Annual Meeting, in which case only your latest internet or telephone proxy will be counted. Alternatively, you may revoke your proxy and change your vote by signing and returning a new form of proxy dated as of a later date, or by attending the CHP Annual Meeting and voting in person. However, your attendance at the CHP Annual Meeting will not automatically revoke your proxy, unless you properly vote at the CHP Annual Meeting, or specifically request that your prior proxy be revoked by delivering a written notice of revocation to CHP prior to the CHP Annual Meeting at the following address: Attention: Tracey Bracco, Corporate Secretary, CNL Healthcare Properties, Inc., CNL Center at City Commons, 450 South Orange Avenue, 14th Floor, Orlando, Florida, 32801.

Solicitation of Proxies

In addition to the solicitation of proxies by mail or internet, proxies may be solicited by telephone, facsimile or in person by directors and officers of CHP, or certain employees of CNL Capital Markets, LLC, CNL Securities Corp., and affiliates of the CHC, without special compensation therefor. In addition, CHP has retained Broadridge Investor Communications Solutions, Inc. to assist in the solicitation of proxies for a fee of approximately $167,800, plus reimbursement for reasonable out-of-pocket expenses. All expenses of this solicitation and the reimbursement of brokerage houses and other nominees for their reasonable expenses in forwarding proxy material to beneficial owners of CHP Common Stock, will be paid by CHP.

Delivery of Proxy Materials; Householding of CHP Annual Meeting Materials

Some banks, brokers and other nominee record holders may be “householding” CHP’s proxy statements and annual reports. This means that only one copy of the joint proxy statement/prospectus or annual report to stockholders may have been sent to multiple CHP stockholders in one household. CHP will promptly deliver a separate copy of either document to CHP stockholders who write or call CHP at the following address or telephone number: Attention: Tracey Bracco, Corporate Secretary, CNL Healthcare Properties, CNL Center at City Commons, 450 South Orange Avenue, 14th Floor, Orlando, Florida 32801, telephone: 866-650-0650. CHP stockholders wishing to receive separate copies of the joint proxy statement/prospectus or annual report to stockholders in the future, or CHP stockholders currently receiving multiple copies of the joint proxy statement/prospectus or the annual report who would prefer that a single copy of each be delivered, should contact their bank, broker or other nominee record holder or Broadridge Investor Communications Solutions, Inc. at 1-866-705-9920.

If you hold shares of both CHP Common Stock and SNDA Common Stock, you will receive separate packages of proxy materials to vote your shares of CHP Common Stock and SNDA Common Stock.

Stockholder Proposals and Nominations for CHP’s 2027 Annual Stockholders’ Meeting

In order for proposals of CHP stockholders to be considered for inclusion in CHP’s proxy materials relating to the annual meeting of stockholders in 2027 pursuant to Rule 14a-8 of the Exchange Act, they must be received in writing not less than 120 calendar days before the first anniversary of the date CHP released its proxy statement for the CHP Annual Meeting and must otherwise comply with Rule 14a-8 of the Exchange Act. Accordingly, a stockholder proposal of business intended to be considered at the 2027 annual meeting of stockholders must be received by CHP’s Corporate Secretary not later than September 7, 2026 to be considered for inclusion in the proxy statement for CHP’s 2027 annual meeting. Proposals should be sent to: Attention: Tracey Bracco, Corporate Secretary, CNL Healthcare Properties, Inc., CNL Center at City Commons, 450 South Orange Avenue, 14th Floor, Orlando, Florida 32801. In order to avoid controversy, stockholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery. While the CHP Board will consider stockholder proposals, CHP reserves the right to omit from its annual proxy statement stockholder proposals that it is not required to include under the Exchange Act and the CHP Bylaws, including as a result of Rule 14a-8 under the Exchange Act.

Under the CHP Bylaws, in order for a CHP stockholder to bring business before or to make a proposal outside of Rule 14a-8 of the Exchange Act or to propose director nominations at an annual meeting, the CHP stockholder must give written notice to the CHP’s Corporate Secretary not less than 120 days nor more than 150 days in advance of the anniversary date of the immediately preceding annual meeting of stockholders. The notice must contain specified information about the proposed business or each nominee and the stockholder making the proposal or nomination. If the annual meeting is scheduled for a date that is more than 30 days prior to or more than 60 days after such anniversary date, the notice given by the stockholder must be received not earlier than 120 days prior to such annual meeting and not later than the close of business on the later of 90 days prior to such annual meeting.

To comply with the universal proxy rules, stockholders who intend to solicit proxies in support of director nominees other than CHP’s nominees must provide notice that sets forth the information required by Rule 14a-19 under the Exchange Act, which notice must be postmarked or transmitted electronically no later than 60 calendar days prior to the anniversary of the previous year’s annual meeting date. For the 2027 annual meeting, that deadline is November 6, 2026.

Please note, if the Transactions are approved and consummated, CHP will not be holding a 2027 annual meeting and the foregoing will no longer be applicable.

PROPOSALS SUBMITTED TO CHP STOCKHOLDERS

Proposal 1: Transactions Proposal

CHP is asking the CHP stockholders to approve the Transactions in accordance with the terms of the Merger Agreement. For a detailed discussion of the terms of the Transactions and the Merger Agreement, see the section entitled “The Transaction Agreements – Summary of the Merger Agreement” beginning on page 170 of this joint proxy statement/prospectus. As discussed in the sections entitled “The Transactions – CHP’s Reasons for the Transactions; Recommendation of the CHP Board of Directors” and “The Transactions – Recommendation of the CHP Special Committee” beginning on pages 132 and 137, respectively, of this joint proxy statement/prospectus, after careful consideration, the CHP Board (i) determined that the Transactions are advisable and in the best interests of CHP and the CHP stockholders, (ii) authorized and approved the execution and delivery of the Merger Agreement by CHP and its subsidiaries party thereto and the performance by CHP and its subsidiaries party thereto of the Transactions, (iii) directed that the Transactions be submitted to a vote of the CHP stockholders, and (iv) resolved to recommend that the CHP stockholders vote for the approval of the Transactions.

Vote Required

The approval of the Transactions Proposal requires the affirmative vote of the holders of shares of CHP Common Stock entitled to cast a majority of all votes entitled to be cast on the matter. For the approval of the Transactions Proposal, you may vote “FOR,” “AGAINST” or “ABSTAIN”. Any abstentions or failures to vote, including broker non-votes, will have the same effect as a vote “AGAINST” the Transactions Proposal.

The vote on the Transactions Proposal is a vote separate and apart from the other proposals set forth in this joint proxy statement/prospectus. Accordingly, you may vote in favor of the Transactions Proposal and not vote to approve any other proposal set forth herein and vice versa. The approval of the Transactions Proposal is a condition to closing under the Merger Agreement, as holders of CHP Common Stock must approve the Transactions in order for the Transactions to occur. If holders of CHP Common Stock fail to approve this proposal, the Transactions will not occur.

The CHP Board recommends that you vote “FOR” the Transactions Proposal.

Proposal 2: Director Election Proposal

The CHP Board has nominated James M. Seneff, Jr., Stephen H. Mauldin, J. Chandler Martin, Michael P. Haggerty, and J. Douglas Holladay to be elected to terms expiring at the 2027 annual meeting of CHP’s stockholders, provided that, if the Transactions are consummated, the terms will end on closing of the Transactions pursuant to the Merger Agreement. Each of these nominees is currently serving on the CHP Board, and each has consented to serve if elected. If any nominee is unable to serve, the shares of CHP Common Stock represented by valid proxies will be voted for the election of such other person as the CHP Board may designate.

Director Criteria, Qualifications and Experience

Each member of the CHP Board is responsible for identifying and recommending qualified individuals to become CHP Board members. The CHP Board does not have a formal policy regarding diversity and considers many factors with regard to each candidate, including nominees recommended by stockholders. In evaluating nominees for director, the CHP Board considers, among other things, the individual’s character and professional ethics, judgment, integrity, diversity, prior professional experience, background, the interplay of the candidate’s experience with the experience of other CHP Board members, the extent to which the candidate would be desirable as a member of the CHP Board’s Audit Committee (the “CHP Audit Committee”), and the candidate’s willingness to devote substantial time and effort to CHP Board responsibilities.

For more information about the director nominees, see the section of this joint proxy statement/prospectus entitled “Information About CHP – Directors and Executive Officers.”

Vote Required

The approval of the Director Election Proposal requires the affirmative vote of a majority of the votes cast on the matter by the holders of shares of CHP Common Stock. For the approval of the Director Election Proposal, you may vote “FOR,” “AGAINST” or “ABSTAIN”. Any abstentions or failures to vote, including broker non-votes, will have no effect on the outcome of the vote on the Director Election Proposal.

Consummation of the Transactions is not conditioned upon the election of the directors named in the Director Election Proposal. You may vote in favor of the Transactions Proposal and not vote to approve the Director Election Proposal and vice versa.

The CHP Board recommends that you vote “FOR” the Proposal to elect James M. Seneff, Jr., Stephen H. Mauldin, J. Chandler Martin, Michael P. Haggerty, and J. Douglas Holladay to be elected to terms expiring at the 2027 annual meeting of CHP’s stockholders, provided that, if the Transactions are consummated, the terms will end on the closing of the Transactions pursuant to the Merger Agreement.

Proposal 3: Auditor Ratification Proposal

On the recommendation of the CHP Audit Committee, the CHP Board appointed the firm of PricewaterhouseCoopers LLP, an independent registered certified public accounting firm, as CHP’s independent auditor for fiscal year 2025. Although ratification by the stockholders is not required by law or CHP’s governance documents, CHP believes ratification of this appointment is good corporate practice because the audit of CHP’s books and records is a matter of importance to CHP’s stockholders. In the event this ratification is not received, the CHP Audit Committee will reconsider the selection of PricewaterhouseCoopers LLP. However, the CHP Board may nevertheless elect to retain them. Even if the selection is ratified, the CHP Audit Committee in its discretion may select a different independent auditor at any time during the year, if it determines that such a change would be in the best interests of CHP.

Representatives of PricewaterhouseCoopers LLP are expected to be present at the CHP Annual Meeting. They will have the opportunity to make a statement if they desire to do so and will be available to respond to questions from CHP’s stockholders.

Auditor Fees

PricewaterhouseCoopers LLP serves as CHP’s principal accounting firm and audited CHP’s consolidated financial statements for the years ended December 31, 2024 and 2023.

The following table presents fees for professional audit services rendered by PricewaterhouseCoopers LLP for the audit of CHP’s annual financial statements for the years ended December 31, 2024 and 2023, and fees billed for other services rendered (for audit and non-audit services and all “out-of-pocket” costs incurred in connection with these services) by PricewaterhouseCoopers LLP during these periods.

	Years Ended December 31,
	2024	2023
Audit fees	$797,000	$827,900
Audit-related fees	—	—
Tax fees	369,047	385,050
All other fees	—	—

Total Fees	$1,166,047	$1,212,950

Audit Fees - Consists of professional services rendered in connection with the annual audit of CHP’s consolidated financial statements included in CHP’s Annual Report on Form 10-K and quarterly reviews of CHP’s interim financial statements included in CHP’s quarterly reports on Form 10-Q. Audit fees also include fees for services performed by PricewaterhouseCoopers that are closely related to the audit and in many cases could only be provided by CHP’s independent auditors. Such services include consents related to CHP’s registration statements, assistance with, and review of, other documents filed with the SEC and accounting advice on completed transactions.

Audit-Related Fees - There were no professional services rendered by PricewaterhouseCoopers that would be classified as audit-related fees during the years ended December 31, 2024 and 2023.

Tax Fees - Consists of services related to corporate tax compliance, including preparation of corporate tax returns, review of the tax treatments for certain expenses, tax due diligence or other consulting fees.

All Other Fees - There were no professional services rendered by PricewaterhouseCoopers that would be classified as other fees during the years ended December 31, 2024 and 2023.

CHP Audit Committee Pre-Approval Policy

Under the CHP Audit Committee Charter, the CHP Audit Committee must pre-approve all audit and non-audit services provided by the independent auditors to assure that the provisions of such services do not impair the auditor’s independence. The policy, as described below and set forth in the CHP Audit Committee Charter sets forth conditions and procedures for such pre-approval of services to be performed by the independent auditor and utilizes both a framework of general pre-approval for certain specified services and specific pre-approval for all other services.

The annual audit services, as well as all audit-related services (assurance and related services that are reasonably related to the performance of the auditor’s review of the financial statements or that are traditionally performed by the independent auditor), require the specific pre-approval of the CHP Audit Committee. The CHP Audit Committee may, however, grant general pre-approval for other audit services, which are those services that only the independent auditor reasonably can provide (such as comfort letters or consents). The CHP Audit Committee has pre-approved all tax services and may grant general pre-approval for those permissible non-audit services that it has classified as “all other services” because it believes such services are routine and recurring services and would not impair the independence of the auditor.

The fee amounts for all services to be provided by the independent auditor are established annually by the CHP Audit Committee, and any proposed service fees exceeding approved levels will require specific pre-approval by the CHP Audit Committee. Requests to provide services that require specific approval by the CHP Audit Committee are submitted to the committee by the independent auditor, the chief financial officer and the chief executive officer, and must include a joint statement as to whether, in their view, the request is consistent with the SEC’s rules on auditor independence.

Audit Committee Report

The information contained in this report shall not be deemed to be “soliciting material” or to be “filed” with the Commission, nor shall such information be incorporated by reference into any previous or future filings under the Securities Act, or the Exchange Act, except to the extent that CHP incorporates it by specific reference.

Review and Discussions with Management. The Audit Committee has reviewed and discussed CHP’s audited financial statements for the year ended December 31, 2024 with the management of CHP. The Audit Committee also discussed with CHP’s senior management the process for certifications by CHP’s chief executive officer and chief financial officer required by the Commission and the Sarbanes-Oxley Act of 2002 for certain of CHP’s filings with the Commission.

Review and Discussions with Independent Auditors. The Audit Committee has discussed with PricewaterhouseCoopers LLP, CHP’s independent registered certified public accounting firm, the matters required to be discussed by the Public Company Accounting Oversight Board Auditing Standard No. 16, “Communications with Audit Committees,” which includes, among other items, matters related to the conduct of the audit of CHP’s financial statements. In addition, the Audit Committee has reviewed the selection, application and disclosure of CHP’s critical accounting policies. The Audit Committee has also received written disclosures and letters from PricewaterhouseCoopers LLP required by Rule 3524 and Rule 3526 of the Public Company Accounting Oversight Board, “Communication with Audit Committees Concerning Independence,” and has discussed with PricewaterhouseCoopers LLP their independence from CHP.

Conclusion. Based on the review and discussions referred to above, the Audit Committee recommended to the CHP Board that CHP’s audited financial statements be included in the 2024 Annual Report on Form 10-K for filing with the Commission.

The Audit Committee:

J. Chandler Martin

Michael P. Haggerty

J. Douglas Holladay

Vote Required

The approval of the Auditor Ratification Proposal requires the affirmative vote of a majority of the votes cast on the matter by the holders of shares of CHP Common Stock. For the approval of the Auditor Ratification Proposal, you may vote “FOR,” “AGAINST” or “ABSTAIN”. Abstentions, failures to vote or broker non-votes, if any, will have no effect on the outcome of the vote on the Auditor Ratification Proposal.

Consummation of the Transactions is not conditioned upon the approval of the Auditor Ratification Proposal. You may vote in favor of the Transactions Proposal and not vote to approve the Auditor Ratification Proposal and vice versa.

The CHP Board recommends that you vote “FOR” the Auditor Ratification Proposal.

Proposal 4: CHP Adjournment Proposal

If CHP fails to receive a sufficient number of votes to approve the Transactions Proposal, CHP may propose to adjourn the CHP Annual Meeting one or more times for the purpose of soliciting additional proxies to approve the Transactions Proposal. Under the Merger Agreement, CHP may not adjourn the CHP Annual Meeting on more than two occasions without SNDA’s prior written consent (such consent not to be unreasonably conditioned, withheld or delayed). CHP currently does not intend to propose adjournment at the CHP Annual Meeting if there are sufficient votes to approve the Transactions Proposal.

If a quorum is not present at the CHP Annual Meeting, under CHP’s Bylaws, stockholders holding a majority of the shares present in person or by proxy and entitled to vote, or if no stockholders are present, any officer entitled to preside at or act as secretary of the CHP Annual Meeting, will have the power to adjourn the CHP Annual Meeting until a quorum is present or represented.

Vote Required

The approval of the CHP Adjournment Proposal requires the affirmative vote of a majority of the votes cast on the matter by the holders of shares of CHP Common Stock. For the approval of the CHP Adjournment Proposal, you may vote “FOR,” “AGAINST” or “ABSTAIN”. Abstentions, failures to vote or broker non-votes, if any, will have no effect on the outcome of the vote on the CHP Adjournment Proposal.

Consummation of the Transactions is not conditioned upon the approval of the CHP Adjournment Proposal. You may vote in favor of the Transactions Proposal and not vote to approve the CHP Adjournment Proposal and vice versa.

The CHP Board recommends that you vote “FOR” the CHP Adjournment Proposal (if presented at the CHP Annual Meeting).

INFORMATION ABOUT SNDA

Sonida Senior Living, Inc., a Delaware corporation, is a leading owner, operator and investor in independent living, assisted living and memory care communities and services for senior adults in the United States in terms of resident capacity. As of September 30, 2025, SNDA owned, managed or invested in 97 senior housing communities in 20 states with an aggregate capacity of approximately 10,250 residents, including 84 owned senior housing communities (including 4 owned through joint venture investments in consolidated entities and 4 owned through a joint venture investment in an unconsolidated entity) and 13 communities that SNDA manages on behalf of a third-party.

As of September 30, 2025, SNDA had consolidated assets of approximately $854.821 million, total consolidated liabilities of approximately $768.413 million, redeemable preferred stock of approximately $51.249 million and total equity of approximately $35.159 million.

SNDA Common Stock is traded on the NYSE under the ticker symbol “SNDA”.

SNDA’s principal executive office is 14755 Preston Road, Suite 810, Dallas, Texas 75254, its telephone number is (972) 770-5600 and its Website is www.sonidaseniorliving.com. The information on SNDA’s Website is not part of this joint proxy statement/prospectus, and the reference to SNDA’s Website address does not constitute incorporation by reference of any information on that Website into this joint proxy statement/prospectus.

Additional information about SNDA and its subsidiaries is included in documents incorporated by reference into this joint proxy statement/prospectus. See the section entitled “Where You Can Find More Information” beginning on page 261.

INFORMATION ABOUT CHP

CNL Healthcare Properties, Inc. is a Maryland corporation that elected to be taxed as a REIT for U.S. federal income tax purposes. CHP has been and intends to continue to be through closing of the Transactions organized and operate in a manner that allows it to remain qualified as a REIT for U.S. federal income tax purposes.

Substantially all of CHP’s assets are held by, and all operations are conducted, either directly or indirectly, through: (1) CHP Partners LP (“Operating Partnership”) in which CHP is sole limited partner and CHP’s wholly owned subsidiary, CHP GP, LLC, is the sole general partner; (2) a wholly owned taxable REIT subsidiary (“TRS”), CHP TRS Holding, Inc.; and (3) property owner subsidiaries and lender subsidiaries, which are single purpose entities.

CHP is externally managed and advised by CHC, which is an affiliate of CNL Financial Group, LLC. CHP’s sponsor, CNL Financial Group, LLC (the “Sponsor”), is an affiliate of CNL Financial Group, Inc. CHC has responsibility for CHP’s day-to-day operations, serving as a consultant in connection with policy decisions to be made by the CHP Board, and for identifying, recommending and executing on Possible Strategic Alternatives and dispositions on CHP’s behalf pursuant to the Advisory Agreement between CHP and CHC. On May 7, 2025, CHP and CHC amended the Advisory Agreement, renewing it through June 2026. If the Transactions are consummated, pursuant to the terms of the Merger Agreement, the Advisory Agreement will be terminated.

As of December 31, 2025, CHP’s investment portfolio consisted of interests in 70 properties, comprised of 69 seniors housing communities and one vacant land parcel. The types of seniors housing properties that CHP owns include independent and assisted living facilities, Alzheimer’s/memory care facilities and a continuing care retirement community. CHP’s strategy is to manage its seniors housing portfolio in a way that will allow CHP to provide stockholders with cash distributions; preserve, protect and return stockholders’ invested capital; and explore liquidity opportunities.

CHP has primarily leased its seniors housing properties to wholly owned TRS entities and engaged independent third-party managers under management agreements to operate the properties as permitted under the REIT Investment Diversification and Empowerment Act of 2007. CHP has also leased certain of its seniors housing properties to third-party tenants under triple-net or similar lease structures, where the tenant bears all or substantially all of the costs (including cost increases, for real estate taxes, utilities, insurance and ordinary repairs).

CHP’s offices are located at 450 South Orange Avenue within the CNL Center at City Commons in Orlando, Florida, 32801, and CHP’s telephone number is (407) 650-1000 and its Website is www.cnlhealthcareproperties.com. The information on CHP’s Website is not part of this joint proxy statement/prospectus, and the reference to CHP’s Website address does not constitute incorporation by reference of any information on that Website into this joint proxy statement/prospectus.

CHP Directors and Executive Officers

Director Nominees

The CHP Board recommends a vote FOR each of these nominees to hold office for a term expiring at the 2027 annual meeting of CHP’s stockholders and until their successors are duly elected and qualify, provided that, if the Transactions are consummated, the terms will end on closing of the Transactions pursuant to the Merger Agreement.

James M. Seneff, Jr. Age 79 Director since 2018 Chairman of the CHP Board since 2018	Other Directorships CNL Strategic Capital, LLC

Mr. Seneff, Chairman of the CHP Board and Director. On December 7, 2017, Mr. Seneff was re-appointed to serve as chairman of the CHP Board and director of CHP. Mr. Seneff previously served as chairman of the CHP Board from May 2011 to June 2016, and as a director since inception in June 2010 to June 2016. Mr. Seneff has served as the chairman of the board of directors of CHC, since its inception in June 2010. In December 2017, Mr. Seneff was appointed as director and chairman of the board of CNL Strategic Capital, LLC, a public, non-traded operating company formed to acquire debt and equity securities of middle market U.S. businesses. Mr. Seneff served as chairman of the board of directors and a director of CNL Lifestyle Properties, Inc., a public, non-traded REIT (2003 to 2017), a director of the managing member of its former advisor, CNL Lifestyle Company, LLC (2003 to December 2010), and a director of its successor advisor, CNL Lifestyle Advisor Corporation (December 2010 to 2017). Mr. Seneff also served as chairman of the board of directors and a director of CNL Growth Properties, Inc., a public, non-traded REIT, from August 2009 and December 2008, respectively, to June 2016, and has served as a manager of its advisor, CNL Global Growth Advisors, LLC, from 2008 to 2017. Mr. Seneff also served as chairman of the board of directors and a director of Global Income Trust, Inc., another public, non-traded REIT, from April 2009 until its dissolution in December 2015, and served as manager of its advisor until December 2016. Mr. Seneff is the sole member of CNL Holdings, LLC (“CNL Holdings”) and has served as the chairman, chief executive officer and/or president of several of CNL Holdings’ subsidiaries, including chief executive officer and president (2008 to 2013), and as chairman from 2013 to present of the Sponsor, and as executive chairman (January 2011 to present), chairman (1988 to January 2011), chief executive officer (1995 to January 2011) and president (1980 to 1995) of CNL Financial Group, Inc., a diversified real estate company. Mr. Seneff also has served on the board of directors of the following CNL Holdings’ affiliates: CNL Hotels & Resorts, Inc., a public, non-traded REIT (1996 to April 2007), and its advisor, CNL Hospitality Corp. (1997 to June 2006 (became self-advised)); CNL Retirement Properties, Inc., a public, non-traded REIT, and its advisor, CNL Retirement Corp. (1997 to October 2006); CNL Restaurant Properties, Inc., a public, non-traded REIT, and its advisor (1994 to 2005 (became self-advised)); Trustreet Properties, Inc. (“Trustreet”), a publicly traded REIT (2005 to February 2007); National Retail Properties, Inc., a publicly traded REIT (1994 to 2005); CNL Securities Corp., a FINRA-registered broker-dealer and the managing dealer of CHP’s offerings (1979 to 2013); and CNL Capital Markets Corp. (1990 to 2017). Mr. Seneff was also the chairman and a principal stockholder of CNLBancshares, Inc. (1999 to 2015), which owned CNLBank until it merged into Valley National Bank in 2015. Mr. Seneff received his B.A. in business administration from Florida State University.

As a result of these professional and other experiences, Mr. Seneff possesses particular knowledge of real estate acquisitions, ownership and dispositions in a variety of public and private real estate investment vehicles, which strengthens the CHP Board’s collective knowledge, capabilities and experience. Mr. Seneff is principally responsible for overseeing the formulation of CHP’s strategic objectives.

Stephen H. Mauldin Age 57 Director since 2016 Vice Chairman of the CHP Board since 2016 Chief Executive Officer and President since April 2012 and September 2011, respectively	Other Directorships

Mr. Mauldin, Vice Chairman of the CHP Board and Director. Mr. Mauldin has served as vice chairman of the CHP Board and a director since June 2016, as CHP’s president since September 2011 and as CHP’s chief executive officer since April 2012. Mr. Mauldin is primarily responsible for overseeing the formulation and execution of CHP’s strategic objectives. Mr. Mauldin has also served as president and chief executive officer of CHC since September 2011 and January 2018 respectively and as chief operating officer from September 2011 to July 2018. Mr. Mauldin served as a director of CNL Healthcare Properties II, Inc., a public, non-traded REIT, from November 2015, as vice chairman of its board of directors from November 2015 to December 2017, as chairman of its board of directors from January 2018 and as its chief executive officer and president since July 2015 until its dissolution in March 2020. Mr. Mauldin has served as manager and president of CHP II Advisors, LLC since July 2015, and as chief executive officer of CHP II Advisors since January 2018. Mr. Mauldin also served as chief operating officer of CHP II Advisors from July 2015 to July 2018. Mr. Mauldin also served as president (from September 2011), chief executive officer (from April 2012) and chief operating officer (September 2011 to April 2012) of CNL Lifestyle Properties, Inc., a public-non-traded REIT, until its dissolution in December 2017, as well as president and chief operating officer of CNL Lifestyle Advisor Corporation, its advisor, from September 2011 to December 31, 2017. Mr. Mauldin also served as president of CNL Growth Properties, Inc., a public, non-traded REIT, from March 2016 and as chief executive officer from August 2016 until its dissolution in October 2017. Mr. Mauldin served on the board of directors of Burroughs & Chapin Company, Inc., a South Carolina based real estate investment trust, since May 2021 where he currently serves as chairman of the personnel and compensation committee, and as a member of the nominating and corporate governance committee. Mr. Mauldin has served on the advisory board of The Douglas Company, an Ohio-based commercial general contractor, since August 2024.

Prior to joining CHP, Mr. Mauldin served as a consultant to Crosland, LLC, a privately held real estate development and asset management company headquartered in Charlotte, North Carolina, from March 2011 through August 2011. He previously served as Crosland’s chief executive officer, president and a member of its board of directors from July 2010 until March 2011. Mr. Mauldin originally joined Crosland in August 2006 and served as its chief financial officer from July 2009 to July 2010 and as president of Crosland’s mixed-use and multi-use development division prior to his appointment as chief financial officer. Prior to joining Crosland, LLC, from 1998 to August 2006, Mr. Mauldin was a co-founder and served as a partner of Crutchfield Capital, LLC, a privately held investment and operating company with a focus on small and medium-sized operating companies in the southeastern United States. From 1996 to 1998, Mr. Mauldin held various positions across the platform, and specifically in the capital markets group and the office of the chairman of Security Capital Group, Inc., William D. Sanders. Prior to its sale in 2002, Security Capital Group owned controlling interests in 18 public and private real estate operating companies (eight of which were NYSE-listed) with a total market capitalization of over $26 billion. Mr. Mauldin graduated with a B.S. in finance from the University of Tampa and received an M.B.A. with majors in real estate, finance, managerial economics and accounting/information systems from the J.L. Kellogg Graduate School of Management at Northwestern University.

As a result of these professional and other experiences, Mr. Mauldin possesses particular knowledge of real estate investment, including acquisition, development, financing, operation, and disposition, which strengthens the CHP Board’s collective knowledge, capabilities and experience.

J. Chandler Martin Age 75 Independent Director since 2012 Former Corporate Treasurer, Bank of America	Committees Audit Committee (Chair and Financial Expert) Valuation Committee Special Committee

Mr. Martin, Independent Director and Audit Committee Financial Expert. Mr. Martin has been an independent director on the CHP Board and has served as CHP’s audit committee financial expert since July 2012. Mr. Martin served as independent director and audit committee financial expert of CNL Healthcare Properties II, Inc., a public-non-traded REIT, from January 2016 to September 2018. Mr. Martin served as Corporate Treasurer of Bank of America, a banking and financial services company, from 2005 until March 2008. During his 27 years at Bank of America, Mr. Martin held a number of line and risk management roles, including leadership roles in commercial real estate risk management, capital markets risk management, and private equity investing. As corporate treasurer, he was responsible for funding, liquidity, and interest rate risk management. From 2003 to 2005, Mr. Martin was Bank of America’s enterprise market and operational risk executive, and from 1999 until 2003, he served as the risk management executive for Bank of America’s global corporate and investment banking. From April 2008 through July 2008, following his retirement, Mr. Martin served as a member of the Counterparty Risk Management Policy Group III (“CPMPG III”), co-chaired its Risk Monitoring and Risk Management Working Group, and participated in the production of CPMPG III’s report: “Containing Systemic Risk: The Road to Reform,” a forward-looking and integrated framework of risk management best practices. Mr. Martin returned to Bank of America in October 2008 to assist with the integration process for enterprise risk management following Bank of America’s acquisition of Merrill Lynch. After working on the transition, Mr. Martin served as Bank of America’s enterprise credit and market risk executive until July 2009. Between October 2011 until its acquisition in October 2016, Mr. Martin served as a director of CommunityOne Bancorporation, a community bank holding company headquartered in Asheboro, North Carolina. He also served on the board of directors of Burroughs & Chapin Company, Inc., a South Carolina based real estate investment trust, serving on the audit, personnel and compensation committees. He also serves on the board of directors of Wings Capital Partners LLC, a California based aviation finance company, until May 1, 2025. He serves as a member of the advisory board of Corrum Capital Management, an alternative investment management firm. Mr. Martin attained an M.B.A. from Samford University and a B.A. in economics from Emory University.

As a result of these professional and other experiences, Mr. Martin possesses particular knowledge of, among other things, systems of internal controls, risk management best practices, sound corporate governance, and the relationship between liquidity, leverage and capital adequacy, which strengthens the CHP Board’s collective knowledge, capabilities and experience.

Michael P. Haggerty Age 72 Independent Director since 2012 President, Kamimac, LLC	Committees Audit Committee Valuation Committee Special Committee

Mr. Haggerty, Independent Director. Mr. Haggerty joined the CHP Board as an independent director in April 2012. Mr. Haggerty was a partner at Jackson Walker, LLC, a Dallas-based law firm, for more than 37 years, where he headed the Firm’s finance group. Mr. Haggerty’s commercial real estate practice included the negotiation, structuring, and documentation of interim and permanent financing of office buildings, shopping centers, retirement facilities, restaurants, industrial properties, and multi-family residential projects. The credit facilities involved both single asset and portfolio transactions; multi-state transactions; partnerships, corporations, REITs, conduits, and pension funds; equity participations; loan participations; letters of credit; multi-creditor facilities; and commercial and residential mortgage warehouse lines of credit. In January 2016,

Mr. Haggerty left Jackson Walker, LLC to become the executor of the Estate of Bert Fields, Jr. The estate owned extensive oil and gas properties, the controlling ownership interest of North Dallas Bank & Trust and a ranching operation. In that role, Mr. Haggerty served as the President of Fields Oil & Gas Company, LLC and Fields Cattle Company, LLC. Mr. Haggerty is a director of North Dallas Bank & Trust Co., serving on the executive, audit, loan, investment, marketing and compensation committees. Mr. Haggerty is also President of a private family investment company, Kamimac, LLC. Active in the Dallas community, Mr. Haggerty was chairman of the board for the Dallas Zoo, the YMCA of Metropolitan Dallas and Momentous Institute. He is a past president of the Salesmanship Club of Dallas which sponsors the CJ Cup Byron Nelson, a top PGA tournament. Mr. Haggerty serves currently on the board of the Salesmanship Club Foundation and the Stallings Award Foundation. Mr. Haggerty attained a B.B.A. from the University of Georgia and a J.D. from the University of Virginia School of Law. Since 1978, Mr. Haggerty is admitted to practice law in the state of Texas.

As a result of these professional and other experiences, Mr. Haggerty possesses particular knowledge of real estate and commercial law, which strengthens the CHP Board’s collective knowledge, capabilities and experience.

J. Douglas Holladay Age 78 Independent Director since 2012 General Partner, Elgin Capital Partners	Committees Audit Committee Valuation Committee Special Committee

Mr. Holladay, Independent Director. Mr. Holladay has been an independent director of CHP since April 2012. Mr. Holladay has served as a general partner of Elgin Capital Partners, a private energy company based in Denver from 2008 to the present. From 1999 to 2008, Mr. Holladay was co-founder of a middle market private equity fund, Park Avenue Equity Partners. Since 2011, Mr. Holladay has served as a guest columnist for the online Washington Post and is an adjunct professor at Georgetown University. From 2009 to the present, Mr. Holladay has served on the board of directors of Miraval, a privately held luxury resort and spa located in Arizona. From July 2004 to April 2007, Mr. Holladay served as a director of CNL Hotels & Resorts, Inc., a public, non-traded REIT affiliated with CNL. From 2004 until July 2008, Mr. Holladay also served as an advisor to Providence Capital (now CNL Opportunity Fund), a hedge fund based in Minnesota. Previously, Mr. Holladay held senior positions at Goldman, Sachs & Co., the U.S. State Department and the White House. While a diplomat, Mr. Holladay was accorded the personal rank of ambassador. Between 2000 and 2009, Mr. Holladay served as a director for Sunrise Senior Living, Inc., a public company that provides senior living services in the United States, Canada and the United Kingdom. Mr. Holladay attained an M.Litt. in political and economic history from Oxford University, an M.A. in theology from Princeton Theological Seminary, and an A.B. in political science from the University of North Carolina, Chapel Hill. He holds honorary doctorates from Morehouse College and Nyack College.

As a result of these professional and other experiences, Mr. Holladay possesses particular knowledge of real estate investment and finance and the capital markets, which strengthens the CHP Board’s collective knowledge, capabilities and experience.

Corporate Governance of CHP

Board Leadership Structure and Risk Oversight

Separate CEO and Chairman.

The CHP Board does not have a mandatory policy with respect to the separation of the offices of chairman and the CEO. Currently, CHP has separated the roles of the CEO and chairman of the CHP Board in recognition of the differences between the two roles. Mr. Seneff serves as the chairman of the CHP Board and has unique knowledge, experience and relationships with the CHP Board and management and within a broad spectrum of the real estate market. Mr. Seneff, as chairman of the CHP Board, organizes the work of the board and ensures that the CHP Board has access to sufficient information to carry out its functions. Mr. Seneff presides over meetings of the CHP Board and stockholders, establishes the agenda for each meeting and oversees the distribution of information to directors. Mr. Mauldin, in his role as both vice chairman of the CHP Board and CEO of CHP, is responsible for setting the strategic direction for CHP and for providing the day-to-day leadership of CHP.

Currently, CHP does not have a lead independent director. As described below, the CHP Board has determined that three of the five members of the CHP Board are “independent.”

Board Structure and Director Independence.

Under CHP’s organizational documents, CHP must have at least three but not more than eleven directors. The CHP Board has currently set the number of directors at five. A majority of these directors must be “independent.” An “Independent Director” is defined under the CHP Charter as one who is not, and within the last two years has not been, directly or indirectly associated with the Sponsor or CHC by virtue of (i) ownership of an interest in the Sponsor, CHC or any of their affiliates, (ii) employment by the Sponsor, CHC or any of their affiliates, (iii) service as an officer or director of the Sponsor, CHC or any of their affiliates, (iv) performance of services, other than as a director, for CHP, (v) service as a director or trustee of more than three real estate investment trusts sponsored by the Sponsor or advised by CHC, or (vi) maintenance of a material business or professional relationship with the Sponsor, Advisor or any of their affiliates. An indirect relationship shall include circumstances in which a director’s spouse, parents, children, siblings, mothers- or fathers-in-law, sons- or daughters-in-law or brothers- or sisters-in-law is or has been associated with the Sponsor, CHC, any of their affiliates or CHP. A business or professional relationship is considered material if the gross revenue derived by the director from the Sponsor, CHC and any of their affiliates exceeds five percent of either the director’s annual gross revenue during either of the last two years or the director’s net worth on a fair market value basis. The CHP Board annually reviews business and charitable relationships of directors in order to make a determination as to the independence of each director. Only those directors whom the CHP Board determines have no material relationship with CHP or CHP’s affiliates that would impair their independent judgment are considered independent directors. The CHP Board has considered the independence of each director and nominee for election as a director in accordance with the elements of independence set forth in the CHP Charter and the elements of independence in the listing standards of the NYSE, even though the CHP Common Stock is not listed on the NYSE. After performing such a review, based upon information solicited from each nominee, the CHP Board has affirmatively determined that each of Messrs. Martin, Haggerty and Holladay has no material relationship with CHP (either directly or as a partner, stockholder or officer of an organization that has a relationship with CHP) other than as a director of CHP and each satisfies the elements of independence set forth in the CHP Charter and in the listing standards of the NYSE, as currently in effect. There are no familial relationships between any of CHP’s directors and executive officers.

All CHP Board members, through the chairman of the CHP Board or the CHP Audit Committee chairman, have input into meeting schedules, agendas and other important responsibilities of the CHP Board or the CHP Audit Committee.

CHP believes that the CHP Board’s leadership structure is effective for CHP and provides for appropriate oversight of CHP’s risk management, by providing balanced leadership and by having strong independent leaders on the CHP Board who are fully engaged and provide significant input into CHP Board deliberations and decisions. Below is additional information about CHP’s risk oversight procedures.

Risk Oversight

One of the key functions of the CHP Board is informed oversight of risk management. The CHP Board’s role in risk oversight of CHP is consistent with CHP’s leadership structure, with the president and chief executive officer and other members of senior management having responsibility for assessing and managing CHP’s risk exposure, and the CHP Board and the CHP Audit Committee providing oversight of risk management efforts. At its regular meetings, the CHP Board reviews CHP’s business and investment strategies and plans and seeks an understanding of the related risks as well as management’s approach to identifying and managing those risks. Throughout the year, the CHP Board then provides guidance to management regarding CHP’s strategy and helps to refine its operating plans to implement such strategy. The CHP Board then furthers its oversight function with support from the CHP Audit Committee. The CHP Audit Committee focuses on the adequacy of CHP’s enterprise risk management and risk mitigation processes. The CHP Audit Committee meets regularly to discuss the strategic direction and the issues and opportunities facing CHP in light of trends and developments in the REIT industry and general business environment. Annually, CHP’s Internal Audit presents the results of the enterprise risk assessment to the CHP Audit Committee. The risk assessment approach includes reviewing the categories of risk CHP faces, including any fraud and business risks, as well as the likelihood of occurrence, the potential impact of those risks and mitigating measures. The involvement of the CHP Audit Committee in setting CHP’s business strategy is critical to the determination of the types and appropriate levels of risk undertaken by CHP. The CHP Audit Committee is also responsible for the oversight of risks from cybersecurity threats. Members of the CHP Audit Committee receive updates at least annually from senior management, including from the Chief Technology Officer of the Sponsor, internal audit and legal teams regarding matters of cybersecurity. This includes existing and new cybersecurity risks, status on how management is addressing and/or mitigating those risks, cybersecurity and data privacy incidents (if any) and status on key information security initiatives. The CHP Board also engages in ad hoc conversations with management on cybersecurity-related news events and discuss any updates to CHP’s cybersecurity risk management and strategy programs.

Officer and Director Hedging

The CHP Board has not adopted, and CHP does not have, any specific practices or policies regarding the ability of CHP’s officers and directors, as well as employees of CHC and their affiliates, or any of their designees, to purchase financial instruments (including prepaid variable forward contracts, equity swaps, collars and exchange funds), or otherwise engage in transactions, that hedge or offset, or are designed to hedge or offset, any decrease in the market value of shares of CHP Common Stock. The CHP Common Stock is not traded on any exchange, so there is no established market value for shares of the CHP Common Stock. For the year ended December 31, 2024, there were no such hedging transactions by any of CHP’s officers and directors or by any employees of CHP, CHC, and their affiliates, or any of their designees.

Board Meetings and Attendance

The CHP Board held five meetings in 2024. All three independent directors attended 100% of the meetings of the CHP Board. Although CHP does not have a policy on director attendance at the annual meetings of stockholders, directors are encouraged to do so.

Committees of the CHP Board

Audit Committee

The CHP Board has a standing Audit Committee, the members of which are selected by the CHP Board each year. The CHP Audit Committee, which is composed entirely of independent directors, is chaired by an independent director. The current membership of the CHP Audit Committee and other descriptive information is summarized below.

Independent Directors	Position
J. Chandler Martin	C; E
Michael P. Haggerty	M
J. Douglas Holladay	M
Number of 2024 Meetings	5

C Committee Chair, E Audit Committee Financial Expert, M Committee Member

The CHP Audit Committee operates under a written charter adopted by the CHP Board, which can be found in the Corporate Governance section of the Investor Relations page of CHP’s website, CNLHealthcareProperties.com.

The CHP Audit Committee assists the CHP Board by providing oversight responsibilities relating to the following:

•	The integrity of financial reporting;

•	The annual independent audit process;

•	The independence, qualifications and performance of CHP’s independent auditor;

•	CHP’s systems of internal control over financial reporting and disclosure controls and procedures;

•	The performance of CHP’s internal audit department;

•	Compliance with management’s audit, accounting and financial reporting policies and procedures;

•	CHP’s policies and procedures for risk assessment and risk management; and

•	The process to estimate CHP’s net asset value (“NAV”) per share on an annual basis.

In addition, the CHP Audit Committee engages and is responsible for the compensation and oversight of CHP’s independent auditors and internal auditors. In performing these functions, the CHP Audit Committee meets periodically with the independent auditors, management and internal auditors (including private sessions) to review the results of their work. During the year ended December 31, 2024, the CHP Audit Committee held a total of four meetings, including four meetings with CHP’s independent auditors, internal auditors and management to discuss the annual and quarterly financial reports prior to the filing of such reports with the SEC. Each member of the Audit Committee attended 100% of the meetings.

The CHP Board has determined that each member of the CHP Audit Committee is independent under the CHP Charter and the listing standards of the NYSE, as currently in effect. In addition, the CHP Audit Committee determined that Mr. Martin is an “audit committee financial expert” under the rules and regulations of the Commission for purposes of Section 407 of the Sarbanes-Oxley Act of 2002.

Other Board Committees

In August 2013, the CHP Board initiated a process to estimate CHP’s NAV per share and created the Valuation Committee, charged with oversight of CHP’s valuation process (the “Valuation Committee”).

In April 2018, the CHP Board appointed the CHP Special Committee comprised solely of independent and disinterested directors to review and evaluate the possible strategic alternatives and to act as independent and disinterested directors for purposes of Maryland law with respect to the review of possible strategic alternatives and all matters pertaining thereto.

Currently, CHP does not have a nominating committee or a compensation committee. The CHP Board is of the view that it is not necessary to have a nominating committee at this time because the CHP Board is composed of only five members, a majority of whom are “independent” (as defined under the CHP Charter and the listing standards of the NYSE, as currently in effect). The CHP Board does not have a compensation committee because CHP is externally advised and does not have any employees. CHP does not separately compensate its executive officers for their services as officers. At such time, if any, as shares of CHP Common Stock are listed on a national securities exchange such as the NYSE or the NASDAQ Stock Market, or CHP has employees to whom it directly provides compensation, the CHP Board will form a compensation committee, the members of which will be selected by the full CHP Board annually.

Committee Charters and Other Corporate Governance Documents

The CHP Board has adopted corporate governance policies and procedures that the CHP Board believes are in the best interest of CHP and its stockholders as well as compliant with the Sarbanes-Oxley Act of 2002 and the rules and regulations of the SEC, more particularly:

•	A majority of the CHP Board and all of the members of the CHP Audit Committee are independent, as discussed above in “Information about CHP – Board Structure and Director Independence.”

•	The CHP Board has adopted a charter for the CHP Audit Committee; and one member of the CHP Audit Committee is an “audit committee financial expert” as defined in SEC rules.

•	The CHP Audit Committee hires, determines compensation of, and decides the scope of services performed by CHP’s independent auditors.

•

CHP has adopted a Code of Business Conduct that applies to all directors, managers, officers and employees of CHP, as well as all directors, managers, officers and employees of CHC. The Code of Business Conduct sets forth the basic principles to guide their day-to-day activities.

•

CHP has adopted a Whistleblower Policy that applies to CHP and all employees of CHC and establishes procedures for the anonymous submission of employee complaints or concerns regarding financial statement disclosures, accounting, internal accounting controls or auditing matters.

The CHP Audit Committee Charter, and the Whistleblower Policy and the Code of Business Conduct are available in the Corporate Governance section of the Forms and Literature page of CHP’s website, CNLHealthcareProperties.com, and will be sent to any stockholder who requests them from CNL Client Services, 450 South Orange Avenue, 13th Floor, Orlando, Florida 32801, 866-650-0650.

Communications with the CHP Board and Stockholder Recommendations for Director Nominees

CHP stockholders may communicate with the CHP Board or individual directors by addressing their correspondence to the attention of the CHP Board or to individual directors, c/o Tracey B. Bracco, Corporate Secretary, CNL Healthcare Properties, Inc., 450 South Orange Avenue, 14th Floor, Orlando, Florida, 32801. The Corporate Secretary will review and forward correspondence to the appropriate person or persons for response.

Stockholder recommendations for nominees for membership on the CHP Board are given due consideration by the full Board based on the nominee’s qualifications, in the same manner as all other candidates. Stockholder nominee recommendations should be timely submitted in writing and include the candidates’ names and appropriate background and biographical information to the CHP Board, c/o Tracey B. Bracco, Corporate Secretary, CNL Healthcare Properties, Inc., 450 South Orange Avenue, 14th Floor, Orlando, Florida, 32801. See “The CHP Annual Meeting – Stockholder Proposals and Nominations for CHP’s 2027 Annual Stockholders’ Meeting” for important information about submitting nominations.

Compensation of CHP Directors

Two of CHP’s directors, Messrs. Seneff and Mauldin, are employed by and receive compensation from affiliates of CHC. CHP does not separately compensate them for their services as directors. Below is information regarding the compensation program in effect during 2024 for CHP’s independent directors.

Annual Board Retainer	$45,000
Annual Audit Committee Chair Retainer	$10,000
Annual Special Committee Retainer	$35,000
Annual Special Committee Chair Retainer	$45,000
Board and Committee Meeting Attendance Fees	$2,000 for each board and committee meeting attended
Other Fees	$2,000 per day for other meetings and company related business outside of normally scheduled board and committee meetings, however, no compensation is paid for attending annual meetings of stockholders.

In addition to the above annual retainers and fees, CHP pays for or reimburses its independent directors for their meeting-related expenses. The purpose of CHP’s independent director compensation program is to allow CHP to continue to attract and retain qualified board members and recognize the significant commitment required of its directors.

The following table gives information regarding the compensation CHP provided to the members of the CHP Board in 2024:

Name	Fees Earned or Paid in Cash	Total Compensation
James M. Seneff, Jr. (Chairman)	$—	$—
Stephen H. Mauldin	—	—
J. Chandler Martin	120,000	120,000
Michael P. Haggerty	100,000	100,000
J. Douglas Holladay	100,000	100,000

CHP’s Executive Officers

The following sets forth the names, ages, positions currently held by and the experience of each of CHP’s executive officers.

Name	Age	Position
Stephen H. Mauldin	57	President and Chief Executive Officer (Principal Executive Officer)
Ixchell C. Duarte	58	Chief Financial Officer, Senior Vice President and Treasurer (Principal Financial Officer)
Tracey B. Bracco	46	General Counsel, Senior Vice President and Secretary
John R. McRae	55	Senior Vice President

Ixchell C. Duarte, Chief Financial Officer, Senior Vice President and Treasurer. Ms. Duarte has served as CHP’s chief financial officer and treasurer since February 2018 and as a senior vice president since March 2012. She previously served as CHP’s chief accounting officer from March 2012 to June 2017 and as a vice president from February 2012 to March 2012. Ms. Duarte has served as senior vice president and chief accounting officer of CHC since November 2013. Ms. Duarte served as senior vice president and chief accounting officer of CNL Lifestyle Properties, Inc., a public, non-traded REIT from March 2012 until its dissolution in December 2017. Ms. Duarte served as senior vice president and chief accounting officer of its advisor from November 2013 to December 2017. Ms. Duarte served as senior vice president and chief accounting officer of CNL Growth

Properties, Inc., a public, non-traded REIT from June 2012 until its dissolution in October 2017. Ms. Duarte served as senior vice president of its advisor from November 2013 to December 2017. She also served as senior vice president and chief accounting officer of Global Income Trust, Inc., another public non-traded REIT, from June 2012 until its dissolution in December 2015 and served as a senior vice president of its advisor from November 2013 to December 2016. Ms. Duarte served as senior vice president of CNL Healthcare Properties II, Inc., a public, non-traded REIT from January 2016, as chief accounting officer from January 2016 to June 2017 and as chief financial officer and treasurer from February 2018 until its dissolution in March 2020. Ms. Duarte has served as senior vice president and chief accounting officer of its advisor, CHP II Advisors, LLC, since July 2015. Prior to rejoining CNL Financial Group, Inc. affiliates in January 2012, Ms. Duarte served as controller at GE Capital, Franchise Finance from February 2007 through January 2012. Ms. Duarte served as senior vice president and chief accounting officer of Trustreet Properties, Inc., a publicly traded REIT (which was NYSE-listed), from February 2005 until the sale of Trustreet to GE Capital in February 2007. Ms. Duarte served as vice president and controller of CNL Restaurant Properties, Inc. from November 1999 through February 2005 and held various positions with CNL Financial Group, Inc. affiliates from September 1995 to February 2005, including director of accounting, controller, chief financial officer, secretary and treasurer. Prior to joining CNL Financial Group, Inc.’s affiliates, Ms. Duarte spent seven years working as an external financial auditor starting in the New York City audit practice of KPMG, LLP and then for the Orlando, FL audit practice of Coopers & Lybrand. She received a B.S. in accounting from the Wharton School of the University of Pennsylvania and is a certified public accountant and a chartered global management accountant.

Tracey B. Bracco, General Counsel, Senior Vice President and Secretary. Ms. Bracco has served as CHP’s general counsel, senior vice president and secretary of CHP since March 2018. Ms. Bracco previously served as assistant general counsel and assistant secretary of CHP from June 2014 until March 2018 and as vice president from March 2013 to March 2018. Ms. Bracco has also served as vice president of CHC since November 2013. Ms. Bracco also served as general counsel and secretary of CNL Healthcare Properties II, Inc., a public, non-traded REIT, from August 23, 2016 and as vice president from January 2016, until its dissolution in March 2020. Ms. Bracco has also served as vice president of CHP II Advisors, LLC, the advisor to CNL Healthcare Properties II, Inc. since its inception on July 9, 2015. Ms. Bracco has served as group general counsel, fund management of CNL Financial Group Investment Management, LLC since May 2018, and previously served as deputy general counsel, real estate (March 2016 to May 2018) and previously served as assistant general counsel (April 2013 to March 2016), where she oversees CNL Financial Group, Inc.’s non-traded REITS, as well as supervising the acquisition and asset management functions relating to fund management for CNL Financial Group, Inc. Ms. Bracco previously served as general counsel of CNL Strategic Capital, LLC, a public, non-traded operating company formed to acquire debt and equity of private U.S. businesses, until November 30, 2025. Ms. Bracco served as assistant general counsel and assistant secretary of CNL Lifestyle Properties, Inc., a public, non-traded REIT, from June 2014 and as vice president since March 2013 until its dissolution in December 2017 and as vice president of its advisor since November 2013. Prior to joining CNL Lifestyle Properties, Inc., Ms. Bracco spent six years in private legal practice, primarily at the law firm of Lowndes, Drosdick, Doster, Kantor & Reed, P.A., in Orlando, Florida. Ms. Bracco is licensed to practice law in Florida and is a member of the Florida Bar Association and the Association of Corporate Counsel. She received a B.S. in Journalism from the University of Florida and her J.D. from Boston University School of Law.

John R. McRae, Senior Vice President. Mr. McRae has served as senior vice president since July 2022 and as CHC’s chief investment officer since 2015. Mr. McRae served as vice president of CNL Growth Properties III Member, LLC, the managing member of CNL Growth Properties III, LLC, since October 2017 until its dissolution in August 2022. Mr. McRae served as senior vice president of CNL Growth Properties II Member, LLC, the managing member of CNL Growth Properties II, LLC until its dissolution in December 2020, since April 2015. Mr. McRae served as senior vice president of CNL Healthcare Properties II, Inc., a public, non-traded REIT from January 2016 until its dissolution in March 2020 and has served as senior vice president of its advisor since April 2016. Mr. McRae also served as vice president of CNL Financial Group Investment Management, LLC from October 2011 until his appointment as chief investment officer in March 2015. Mr. McRae has served as CNL Financial Group’s senior managing director, acquisitions responsible for domestic investment activities for CNL Growth Properties, Inc., and Global Income Trust, Inc. Mr. McRae oversees all aspects of the investment process including the structuring of joint venture arrangements, project financing, property underwriting and sourcing new investment opportunities. Mr. McRae has over 25 years of diversified real estate experience encompassing all functions of commercial real estate including development, leasing, financing and management. Prior to joining CNL Financial Group, Inc., Mr. McRae served as senior vice president at Trammell Crow Company. Mr. McRae received a B.S. in business from the University of Florida.

Compensation of Executive Officers

CHP is externally advised and as such, although CHP has executive officers responsible for its management, CHP has no paid employees. All of CHP’s executive officers are employed by and receive compensation from affiliates of CHC.

Description of CHP’s Property

As of December 31, 2024, CHP had investments in 70 real estate investment properties. The following tables set forth details on CHP’s consolidated healthcare investment portfolio by asset class (in millions):

Name and Location	Structure	Date Acquired	Encumbrance at 12/31/2024	Investment Amount
Seniors Housing (Leased)
Primrose Retirement Community of Casper Casper, WY	Triple-net Lease	2/16/2012	$—	$19.0
Sweetwater Retirement Community Billings, MT	Triple-net Lease	2/16/2012	—	16.3
Primrose Retirement Community of Grand Island Grand Island, NE	Triple-net Lease	2/16/2012	—	13.4
Primrose Retirement Community of Mansfield Mansfield, OH	Triple-net Lease	2/16/2012	—	18.3
Primrose Retirement Community of Marion Marion, OH	Triple-net Lease	2/16/2012	—	17.9
Primrose Retirement Community of Lima Lima, OH	Triple-net Lease	12/19/2012	—	18.6
Primrose Retirement Community of Zanesville Zanesville, OH	Triple-net Lease	12/19/2012	—	19.1
Primrose Retirement Community of Decatur Decatur, IL	Triple-net Lease	12/19/2012	—	18.2
Primrose Retirement Community of Council Bluffs Council Bluffs, IA	Triple-net Lease	12/19/2012	—	12.9
Primrose Retirement Community Cottages Aberdeen, SD	Triple-net Lease	12/19/2012	—	4.3
Primrose Retirement Community of Anderson Anderson, IN	Triple-net Lease	5/29/2015	—	21.1
Primrose Retirement Community of Lancaster Lancaster, OH	Triple-net Lease	5/29/2015	—	25.7
Primrose Retirement Community of Wausau Wausau, WI	Triple-net Lease	5/29/2015	—	20.3
Wellmore of Tega Cay Tega Cay, SC	Triple-net Lease	2/7/2014	—	32.2
Wellmore of Lexington Lexington, SC	Triple-net Lease	9/14/2015	—	53.7

Name and Location	Structure	Date Acquired	Encumbrance at 12/31/2024	Investment Amount
Senior Housing (Managed)
Brookridge Heights Assisted Living & Memory Care Marquette, MI	Managed	12/21/2012	$—	$18.5
Curry House Assisted Living & Memory Care Cadillac, MI	Managed	12/21/2012	—	13.5
Symphony Manor Baltimore, MD	Managed	12/21/2012	—	24.0
Woodholme Gardens Assisted Living & Memory Care Pikesville, MD	Managed	12/21/2012	—	17.1
Tranquillity at Fredericktowne Frederick, MD	Managed	12/21/2012	—	23.3
HarborChase of Villages Crossing Lady Lake, FL	Managed	8/29/2012	—	19.7
HarborChase of Jasper Jasper, AL	Managed	8/1/2013	—	7.3
HarborChase of Plainfield Plainfield, IL	Managed	3/28/2014	—	26.5
HarborChase of Shorewood Shorewood, WI	Managed	7/8/2014	—	23.8
Raider Ranch Lubbock, TX	Managed	8/29/2013	—	72.0
Town Village Oklahoma City, OK	Managed	8/29/2013	—	23.7
MorningStar of Billings Billings, MT	Managed	12/2/2013	—	48.3
MorningStar of Boise Boise, ID	Managed	12/2/2013	—	40.0
MorningStar of Idaho Falls Idaho Falls, ID	Managed	12/2/2013	—	44.4
MorningStar of Sparks Sparks, NV	Managed	12/2/2013	—	55.2
Prestige Senior Living Arbor Place Medford, OR	Managed	12/2/2013	—	15.8
Prestige Senior Living Beaverton Hills Beaverton, OR	Managed	12/2/2013	—	12.9
Prestige Senior Living Five Rivers Tillamook, OR	Managed	12/2/2013	—	16.7
Prestige Senior Living High Desert Bend, OR	Managed	12/2/2013	—	13.6
Prestige Senior Living Huntington Terrace Gresham, OR	Managed	12/2/2013	—	15.0
Prestige Senior Living Orchard Heights Salem, OR	Managed	12/2/2013	—	17.8
Prestige Senior Living Riverwood Tualatin, OR	Managed	12/2/2013	—	9.7
Prestige Senior Living Southern Hills Salem, OR	Managed	12/2/2013	—	12.9
Prestige Senior Living Auburn Meadows Auburn, WA	Managed	2/3/2014	—	21.9

Name and Location	Structure	Date Acquired	Encumbrance at 12/31/2024	Investment Amount
Prestige Senior Living Bridgewood Vancouver, WA	Managed	2/3/2014	$—	$22.1
Prestige Senior Living Monticello Park Longview, WA	Managed	2/3/2014	—	27.4
Prestige Senior Living Rosemont Yelm, WA	Managed	2/3/2014	—	16.9
Prestige Senior Living West Hills Corvallis, OR	Managed	3/3/2014	—	15.0
Isle at Cedar Ridge Cedar Park, TX	Managed	2/28/2014	—	22.0
Legacy Ranch Alzheimer’s Special Care Center Midland, TX	Managed	3/28/2014	—	12.0
The Springs Alzheimer’s Special Care Center San Angelo, TX	Managed	3/28/2014	—	10.9
Isle at Watercrest - Bryan Bryan, TX	Managed	4/21/2014	—	50.4
Isle at Watercrest - Mansfield Mansfield, TX	Managed	5/5/2014	—	31.3
Watercrest at Mansfield Mansfield, TX	Managed	6/30/2014	—	49.0
Watercrest at Katy Lubbock, TX	Managed	6/27/2014	—	38.7
Fairfield Village of Layton Layton, UT	Managed	11/20/2014	—	68.0
Superior Residences of Panama City Panama City Beach, FL	Managed	7/15/2015	—	20.0
Parc at Duluth Duluth, GA	Managed	7/31/2015	—	52.8
Parc at Piedmont Marietta, GA	Managed	7/31/2015	—	50.8
The Pavilion at Great Hills Austin, TX	Managed	7/31/2015	—	35.0
The Hampton at Meadows Place Meadows Place, TX	Managed	7/31/2015	—	28.4
The Beacon at Gulf Breeze Gulf Breeze, FL	Managed	7/31/2015	—	28.0
Waterstone on Augusta Greenville, SC	Managed	8/31/2015	—	26.8
Palmilla Senior Living Albuquerque, NM	Managed	9/30/2015	—	47.6
Cedar Lake Assisted Living and Memory Care Lake Zurich, IL	Managed	9/30/2015	—	30.0
The Shores of Lake Phalen Maplewood, MN	Managed	11/10/2015	—	29.2
The Dogwood Forest of Grayson Grayson, GA	Managed	11/24/2015	—	25.7
Park Place Senior Living at WingHaven O’Fallon, MO	Managed	12/17/2015	—	54.0
Hearthside Senior Living of Collierville Collierville, TN	Managed	12/29/2015	—	17.0

Name and Location	Structure	Date Acquired	Encumbrance at 12/31/2024	Investment Amount
Windsor Manor of Vinton Vinton, IA	Managed	8/31/2012	$2.4	$5.0
Windsor Manor of Webster City Webster City, IA	Managed	8/31/2012	2.2	5.8
Windsor Manor of Nevada Nevada, IA	Managed	8/31/2012	4.8	5.3
Windsor Manor of Indianola Indianola, IA	Managed	4/2/2013	1.9	4.9
Windsor Manor of Grinnell Grinnell, IA	Managed	4/2/2013	4.6	5.5
Vacant Land
Albuquerque NM, Land Owner Albuquerque, NM	Managed	9/7/2017	—	1.1

			$15.9	$1,741.2

Legal Matters

From time to time, CHP is a party to legal proceedings that arise in the ordinary course of its business. CHP is not aware of any legal proceedings of which the outcome is reasonably likely to have a material adverse effect on its results of operations or financial condition nor is CHP aware of any such legal proceedings contemplated by government agencies.

Governmental Regulations

CHP’s business is subject to many laws and governmental regulations. Changes in these laws and regulations, or their interpretation by agencies and courts, occur frequently.

CHP and any operating subsidiaries that it may form may be subject to state and local tax in states and localities in which they or CHP do business or own property. The tax treatment of CHP, the Operating Partnership, or any operating subsidiaries CHP may form and the holders of shares of CHP Common Stock in local jurisdictions may differ from CHP’s federal income tax treatment.

SECURITY OWNERSHIP OF SNDA MANAGEMENT AND CERTAIN BENEFICIAL OWNERS

Information regarding certain beneficial owners of SNDA Stock is contained in SNDA’s proxy statement on Schedule 14A, filed with the SEC on April 29, 2025, for its 2025 annual meeting of stockholders under the section entitled “Principal Stockholders and Stock Ownership of Management”, which is incorporated by reference into this joint proxy statement/prospectus. For further information, please see the section entitled “Where You Can Find More Information” beginning on page 261 of this joint proxy statement/prospectus.

SECURITY OWNERSHIP OF CHP DIRECTORS AND MANAGEMENT

The following table sets forth information regarding the shares of CHP Common Stock beneficially owned by each director of CHP and each nominee to the CHP Board, by each executive officer of CHP and by all executive officers and directors of CHP as a group as of December 30, 2025, based upon information furnished by such directors and officers. Unless otherwise noted below, such persons have sole investment and voting power over the shares. The address of each of the named officers and directors is CNL Center at City Commons, 450 South Orange Avenue, 14th Floor, Orlando, Florida 32801.

Name	Number of Shares	Percent of Shares
J. Chandler Martin	—	0.0%
Michael P. Haggerty	—	0.0%
J. Douglas Holladay	—	0.0%
James M. Seneff, Jr (1)	1,370,820	0.8%
Stephen H. Mauldin	6,133	0.0%
Ixchell C. Duarte	—	0.0%
John R. McRae	—	0.0%
Tracey B. Bracco	—	0.0%

All directors and executive officers as a group (8 persons)	1,376,953	0.8%*

FOOTNOTES:

(1)

Represents shares held of record by CHC, 1,331,917.566 of which are the subject of restricted stock awards granted under the Expense Support Agreement, which restricted stock awards will not vest and be forfeited prior to the consummation of the Transactions.

*	The number of shares of CHP Common Stock beneficially owned by any director or executive officer did not exceed 1% of the total shares outstanding at December 30, 2025.

Five Percent Stockholders

There are no persons who are known to CHP to be the beneficial owners of more than 5% of the outstanding shares of CHP Common Stock as of December 31, 2024 or December 30, 2025.

THE TRANSACTIONS

This section describes the material terms of the Merger Agreement. The descriptions of the Merger Agreement in this section and elsewhere in this joint proxy statement/prospectus are qualified in their entirety by reference to the complete text of the Merger Agreement, a copy of which is attached as Annex A and is incorporated by reference into this joint proxy statement/prospectus. This summary does not purport to be complete and may not contain all of the information about the Merger Agreement that is important to you. You are encouraged to carefully read the entire Merger Agreement for a more complete understanding of the Merger Agreement and the Transactions contemplated thereby.

Terms of the Transactions

Each of SNDA’s and CHP’s respective Boards has approved the Merger Agreement. The Merger Agreement provides that, upon the terms and subject to the conditions set forth in the Merger Agreement, the Transactions will be effectuated as follows:

•

Equity Purchase: Effective as of 4:01 p.m. Eastern Time on the First Closing Date, CHP will transfer and sell the Purchased Equity to SNDA Merger Sub, and in consideration for the Purchased Equity, SNDA will deposit with Exchange Agent, for the benefit of CHP, the Aggregate Stock Consideration. Effective concurrently with the Equity Purchase Closing, CHP will adopt a plan of liquidation in a form reasonably acceptable to SNDA.

•

First Merger: Effective as of 4:05 p.m. Eastern Time on the First Closing Date, CHP Merger Sub will merge with and into CHP, whereupon the separate existence of CHP Merger Sub will cease to exist and CHP will continue as the surviving entity in such merger. In connection with the First Merger, the Merger One Percentage of each share of CHP Common Stock will be automatically cancelled and converted into the right to receive a number of validly issued, fully paid and nonassessable shares of SNDA Common Stock equal to the Exchange Ratio.

•

Second Merger: Effective as of 8:00 a.m. Eastern Time on the Second Closing Date, CHP will merge with and into SNDA Merger Sub, whereupon the separate existence of CHP will cease to exist and SNDA Merger Sub will continue as the surviving entity. In connection with the Second Merger, the Merger One Remaining Percentage of each share of CHP Common Stock will be automatically cancelled and converted into the right to receive the Per Share Cash Consideration.

Pursuant to the Merger Agreement, holders of CHP Common Stock are being asked to approve the Merger Agreement and the Transactions contemplated thereby, including the Equity Purchase, the First Merger, and the Second Merger. Holders of SNDA Stock are being asked to approve the Authorized Share Increase Proposal and the Stock Issuance Proposal. See the section entitled “The Transaction Agreements” beginning on page 170 for additional and detailed information regarding the legal documents that govern the Transactions, including information about the conditions to the completion of the Transactions and the provisions for terminating or amending the Merger Agreement.

Background of the Transactions

CHP’s initial public offering (“IPO”) commenced on June 27, 2011 and was completed on January 30, 2015. CHP commenced a second offering on February 2, 2015, which was completed on September 15, 2015. CHP stated during its public offerings that it expected to begin to consider alternatives for providing liquidity to its stockholders beginning seven years after the completion of its initial offering, but because CHP did not know what macro or micro circumstances would exist in the future, CHP could not assure its investors of the timing of any liquidity event.

In 2017, CHP began evaluating strategic alternatives to provide liquidity to its stockholders.

On April 3, 2018, the CHP Board formed the CHP Special Committee, consisting solely of independent and disinterested directors, J. Chandler Martin, Michael P. Haggerty, and J. Douglas Holladay, who are not affiliated with CHC, the advisor to CHP, to consider possible strategic alternatives, including, but not limited to: (i) the listing of CHP’s or one of its subsidiaries’ common stock on a national securities exchange, (ii) an orderly disposition of CHP’s assets or one or more of CHP’s asset classes and the distribution of the net sale proceeds thereof to the CHP stockholders and (iii) a potential business combination or other transaction with a third party or parties that provides CHP stockholders with cash and/or securities of a publicly traded company (collectively, among other options, “Possible Strategic Alternatives”). On or around June 2018, the CHP Special Committee engaged Ropes & Gray LLP (“Ropes & Gray”) to serve as legal counsel to the CHP Special Committee and engaged KBCM and HFF Securities L.P. (“HFF”) to act as financial advisors to the CHP Special Committee to assist the CHP Special Committee in the process of exploring Possible Strategic Alternatives.

In light of the decision to proceed with the exploration of Possible Strategic Alternatives, CHP also suspended its distribution reinvestment plan and stock redemption plan effective as of July 11, 2018.

For the remainder of 2018, the CHP Board and CHP Special Committee received regular updates from KBCM and HFF regarding the state of the transaction and capital markets and Possible Strategic Alternatives including: (i) a sale of the entire company, (ii) facilitating a sale by CHC of CHC’s assets to a third party, (iii) pursuing an internalization transaction or (iv) undertaking an initial public offering or share class listing on a foreign or domestic stock exchange.

In September 2018, in connection with the ongoing exploration of CHP’s Possible Strategic Alternatives, CHP committed to a plan to sell its non-seniors housing portfolios of medical office buildings, post-acute care facilities and acute care hospitals.

On December 27, 2018, certain subsidiaries of CHP entered into an agreement with a subsidiary of Welltower Inc. for the sale of 55 of CHP’s medical office and related properties for approximately $1.25 billion in cash, which sale was completed on May 15, 2019. In April 2019, CHP sold an additional portfolio of four inpatient rehabilitation facilities to a separate party for a gross sales price of $94 million in cash.

On May 21, 2019, the CHP Board authorized a special cash distribution of $2.00 per share to the CHP stockholders, which was paid from a portion of the net proceeds from the sales of the medical office and related properties, and the inpatient facilities in April and May of that year.

Between October 2019 and August 2022, in connection with the ongoing exploration of CHP’s Possible Strategic Alternatives, CHP sold the balance of its post-acute and acute hospital holdings through six separate transactions for a total of approximately $139 million in cash.

During 2019, the CHP Board and CHP Special Committee continued to receive regular updates from KBCM and HFF regarding the market and potential transaction opportunities for seniors housing companies and assets in connection with the ongoing exploration of CHP’s Possible Strategic Alternatives.

During the summer of 2019, CHP management began confidential, focused discussions with a select group of qualified institutional investors regarding a potential transaction. During the summer and fall of 2019, CHP entered into confidentiality agreements and CHP management met in-person or telephonically with seven potential parties, including Company A, a global alternative asset management company, and Company B, a large private equity fund. None of these conversations led to substantive negotiations at that time.

CHP ended its engagement with HFF in June 2019.

The outbreak of the COVID-19 pandemic had a material negative impact on the seniors living industry, including the business and revenues, occupancy, and cost structure of seniors living operators, including CHP. As a result of the onset of the pandemic, while the CHP Board and CHP Special Committee continued to remain prepared to consider Possible Strategic Alternatives, CHP’s primary focus was on operations and, through most of 2020, CHP and KBCM had limited interactions with potential partners regarding Possible Strategic Alternatives. Discussions with various parties resumed in late 2020 and early 2021, including with Company B and Company C, a publicly traded real estate investment trust, with whom CHP entered into a confidentiality agreement in March 2021. In late 2020, CHP’s President, CEO and Vice Chairman, Stephen H. Mauldin, met with the CEO of another potential strategic partner. These meetings were preliminary in nature and did not lead to any substantive negotiations.

The market for seniors housing properties began to stabilize and develop greater pricing transparency for seniors housing assets in 2021. However, feedback from CHP’s preliminary conversations during this time period indicated the parties most likely to be interested in a Possible Strategic Alternative involving CHP were challenged by where and how to price seniors assets and having a difficulty sourcing financing for larger transactions.

In spring of 2021, Mr. Mauldin held a series of follow-up discussions with the CEO of Company C about a potential combination transaction, and with partners of Company B regarding a potential recapitalization transaction.

From March 2021 through June of 2021, Mr. Mauldin held a series of calls with Company C’s CEO to discuss a potential strategic merger of the companies. Following the mutual sharing of non-public due diligence materials, the parties conducted substantive analyses and negotiations. In June 2021, following meetings of the CHP Board and the CHP Special Committee, Mr. Mauldin made a verbal offer to Company C’s CEO to merge at a valuation representing a material premium to Company C’s then 52-week high and more-recent volume weighted average stock price. The offer was not accepted. Shortly thereafter, Company C publicly announced the sale of its assets for cash to another industry participant at a material premium to CHP’s verbally indicated offer price.

During the summer and fall of 2021, CHP and KBCM held preliminary discussions with an additional five parties, including Company D, a large private equity firm, regarding a potential transaction. Through industry contacts, Mr. Mauldin had proactively contacted Company D’s managing director responsible for real estate and seniors housing investments to gauge interest.

Also during this time period, CHP and KBCM held a series of discussions and meetings with Company E, a large private owner of seniors housing assets regarding a potential strategic merger followed by a future initial public offering. Despite substantive study and negotiations, CHP determined that an actionable transaction with Company E was not achievable, due principally to the diverging financial and strategic interests of Company E’s various capital partners.

Conversations and meetings with Company D continued through the fall of 2021. Following the execution of a confidentiality agreement in August 2021 and the sharing of non-public due diligence materials regarding CHP, on December 23, 2021, CHP and Company D entered into a non-binding letter of intent regarding the sale of CHP’s assets to Company D. Through March 2022, Company D engaged in extensive due diligence of CHP, and CHP’s management and counsel negotiated with Company D’s management and counsel regarding definitive terms of the transaction.

In early March 2022, Company D informed CHP that it was not prepared to move forward due to Company D’s inability to secure firm lending commitments to consummate the proposed transaction principally as a result of geopolitical developments in Ukraine and their impact on debt capital markets. Company D also identified certain ordinary course due diligence findings, suggesting they had a potential impact on valuation. Subsequently, Mr. Mauldin contacted Company D to assess a value range that could potentially enable a transaction to move forward. Due to the unavailability and costs of debt financing, Company D indicated that it was not in a position to move forward even at a materially lower value. Further discussions regarding the asset transaction ceased, but Company D continued to express an interest in CHP and indicated an intent to re-engage, contingent on improvement in both the financing markets and post-pandemic performance of the industry and portfolio.

In July 2022, CHP and Company E resumed high-level discussions regarding potential business combination alternatives that continued into early 2023. Ultimately it was determined that a transaction with Company E would create a pro forma entity with leverage levels deemed too high to achieve near-term liquidity for CHP stockholders.

During the remainder of 2022, the CHP Board and the CHP Special Committee continued to receive regular updates from KBCM regarding the market for seniors housing companies. Through this period, the seniors housing market was continuing to show steady occupancy recovery, however pricing of, and financing for, larger transactions remained challenging and the industry’s operating performance post-Covid, poor senior housing stock price performance during the pandemic and the tepid nature of the broader IPO and real estate IPO markets made it difficult to successfully execute strategic alternatives that would in the view of the CHP Board and the CHP Special Committee appropriately value CHP’s assets. Notwithstanding, the CHP Board and the CHP Special Committee continued to evaluate Possible Strategic Alternatives, including a potential portfolio sale or business combination, potential minority investment or asset sale, and remained prepared to consider Possible Strategic Alternatives, subject to market conditions offering appropriate value for CHP and its assets.

In September 2022, at a meeting of the CHP Board to further consider Possible Strategic Alternatives, the CHP Board and representatives of KBCM discussed the potential timeframes to a full operating recovery and determined to continue operating the business in a manner to grow value to pre-pandemic levels to maximize stockholder value upon an eventual strategic transaction.

On March 21, 2023, Company F, a seniors housing investor, delivered an unsolicited non-binding letter of intent to CHP outlining the terms of a potential $400 million convertible preferred stock investment in CHP focused on providing growth capital. The convertible preferred equity position would be a minority position, but would provide Company F with governance rights on all major decisions and would bring in new management. As part of the capital commitment, Company G, a global asset management company and an investor in Company F, would provide limited liquidity to stockholders, but at below NAV pricing, and only partial liquidity. CHP, after receiving the analysis by KBCM and consideration by the CHP Board and the CHP Special Committee, determined that the proposed terms of the structured investment were onerous, costly, and one-sided, and therefore were not in the best interests of CHP and its stockholders.

During the third quarter of 2023, in coordination with SNDA, a principal of Conversant Capital LLC (“Conversant”), the investment manager of SNDA’s current majority stockholder, contacted KBCM to discuss CHP’s interest in evaluating a potential transaction with SNDA. In August 2023, CHP and SNDA entered into a one-year confidentiality agreement. Following a call among representatives of CHP, KBCM and Conversant in September 2023, KBCM reviewed with members of the CHP Board and CHP management the financial aspects of a potential business combination transaction between CHP and SNDA. At that time, funds affiliated with Conversant were invested in SNDA and SNDA was in the process of a significant turnaround of its business and capital structure. Following discussions with members of the CHP Board and CHP management, CHP management determined that, although a potential transaction between CHP and SNDA held strategic merit, a constructive or actionable transaction with SNDA was not advisable at the time due to SNDA’s small equity value and then current financial position. As a result, these conversations did not at that time lead to any proposal or the commencement of substantive negotiations.

During the third quarter of 2023, a senior executive at Company H, a global real estate services company, through an introduction from a member of the CHP Board, expressed interest to Mr. Mauldin and KBCM regarding an investment in seniors housing and potentially CHP. Company H signed a confidentiality agreement with CHP in October 2023. Mr. Mauldin and the senior executive held meetings, but they were preliminary in nature and did not lead to any substantive negotiations due principally to Company H’s lack of capital to achieve an attractive valuation based on the size and scale of CHP’s portfolio.

In late October 2023, members of CHP management and KBCM participated in an initial call with a private investment firm to explore potential mutual interests in a transaction.

In early 2024, CHP management held preliminary conversations with another company and stayed engaged in discussions with Company D although these conversations did not lead to any further substantive negotiations.

On September 24, 2024, Mr. Mauldin and KBCM held separate in-person meetings with six additional potential strategic partners, including Company I, a global asset management company, and Company J, a publicly traded real estate investment trust. These conversations were preliminary in nature and were intended to provide these parties with an update on CHP and preview CHP’s expected marketed process that the CHP Board intended to launch in the first half of 2025. Company I and Company J entered into confidentiality agreements with CHP in October 2024.

On October 1 and 2, 2024, Mr. Mauldin and KBCM held separate in-person meetings with three potential strategic partners, including Company K, a large alternative asset management firm, and a managing director of a leading real estate investment bank, and held follow-up meetings with Company D and Company G. Following these meetings, Company K signed a confidentiality agreement with CHP and reviewed summary financial information. Neither these meetings nor Company K’s review of the financial information ultimately resulted in substantive negotiations regarding a potential transaction with any of these parties.

On October 17, 2024, Mr. Mauldin met in-person with the President and CEO of Company L, a publicly traded real estate investment trust, to discuss potential strategic opportunities between the companies and preview CHP’s expected marketed process to be launched in the first-half of 2025. This conversation was preliminary in nature.

In the fourth quarter of 2024, a member of SNDA management contacted KBCM to describe recent developments at SNDA. As part of that discussion, a representative of KBCM informed the member of SNDA management that it was CHP’s intention to commence an outreach process in 2025 and that KBCM would reach out to SNDA at that time.

On January 28, 2025, KBCM gave a detailed presentation to the CHP Board regarding multiple Possible Strategic Alternatives, including a sale, strategic combination, initial public offering or a liquidation and why and how market conditions had improved that may help support a marketed sale of CHP’s remaining assets.

Following the meeting of the CHP Board, on February 6, 2025, the CHP Special Committee met, with representatives of KBCM and Ropes & Gray present, and determined to recommend that the CHP Board pursue the Possible Strategic Alternatives discussed during the prior meeting of the CHP Board at the next meeting of the CHP Board on February 12, 2025.

On February 12, 2025, the CHP Board met and directed CHP management, with the assistance of KBCM, to begin actively pursuing Possible Strategic Alternatives and to initiate targeted outreach to potential strategic partners.

From late February through April 2025, Mr. Mauldin and KBCM contacted a select group of three strategic parties that CHP determined could be potentially interested in acquiring CHP, including Company A and Company L. Company A signed a new confidentiality agreement in March 2025 and Company L signed a confidentiality agreement with CHP in April 2025. After not receiving offers from these parties, the CHP Board authorized KBCM to launch a broader marketing effort in connection with the Company’s evaluation of Possible

Strategic Alternatives. During this time, KBCM also contacted representatives of Company M, an investment management firm focused on real estate. Company M evaluated the opportunity and informed KBCM that they were not interested in pursuing it due to the portfolio’s exposure to secondary markets.

On March 10, 2025, following an analysis conducted by Robert A. Stanger & Co., an independent third-party valuation firm engaged to provide a valuation analysis of CHP’s real estate and balance sheet, the CHP Board announced an estimated NAV per share range of $6.33 to $6.98, with $6.64 as the midpoint of the range of values.

In early April 2025, KBCM began approaching potential parties regarding a potential transaction involving CHP and began negotiating confidentiality agreements in preparation for release of materials in later April. Global capital markets experienced a period of extreme volatility beginning on April 2, 2025 through the remainder of April following the Trump administration’s announcement of the implementation of tariffs across many countries. CHP and KBCM continued to evaluate the appropriate timing of releasing the materials in light of the capital markets environment. As the markets returned to a more normalized environment, CHP, following discussions with KBCM, determined to begin further discussions and release confidential information to potentially interested parties on May 1, 2025. As part of the sales effort, KBCM ultimately contacted 31 counterparties regarding a potential transaction, including Companies B, D, E, G, I, J, K and L, and CHP entered into confidentiality agreements with 20 of these counterparties.

On April 4, 2025, CHP and SNDA entered into a confidentiality agreement regarding the confidentiality of CHP information.

Beginning on April 10, 2025, Mr. Mauldin and the President and CEO of Company L held multiple meetings and discussions over several weeks regarding a potential “merger of equals” between the companies. The companies entered into a mutual confidentiality agreement on April 17, 2025. On April 17, 2025, Mr. Mauldin, the President and CEO of Company L and representatives of KBCM had a telephonic meeting. Following the meeting, CHP and Company L engaged in active work and discussions regarding a potential transaction. Company L engaged an investment bank to provide strategic advice on a potential transaction. Following an early May meeting of Company L’s board of directors, Company L informed Mr. Mauldin that Company L did not have sufficient board support to continue pursuit of a strategic merger initiative. On May 6, 2025, conversations and negotiations with Company L were terminated.

On May 1, 2025, potential counterparties who had executed an NDA were granted access to a virtual data room containing CHP’s confidential information, including financial projections, and were requested to provide initial indications of interest by May 30, 2025.

After discussions with members of the SNDA Board, on May 30, 2025, SNDA submitted an initial indication of interest (the “SNDA Initial IOI”) for the acquisition of 100% of the outstanding CHP Common Stock for $6.00 to $6.64 per share with 20% payable in cash and 80% payable in shares of SNDA Common Stock, with the possibility of increasing the cash consideration subject to further discussions with CHP. The SNDA Initial IOI indicated that SNDA was in discussions with its financial advisor, RBC Capital Markets, regarding any necessary bridge or backstop financing and permanent debt financing, and that the transaction would not be subject to any financing contingency.

In addition to the SNDA Initial IOI, during June 2025, KBCM received four other first round indications of interest, including written indications of interest from Company I, Company J and Company N and a verbal offer from Company A. The four other proposals consisted of three offers for the whole company and one offer, from Company N, to acquire only CHP’s 15 net-leased asset portfolio. Company I’s initial indication of interest was $5.63 per share payable in cash and that it was seeking a financing commitment from an institutional capital partner. Company J’s initial indication was for an all-stock transaction at a value of $5.84 based on an indicative per share price for Company J’s stock that was more than 20% above the closing price of Company J common stock on June 30, 2025. Company A’s offer was a verbal offer for $6.33 per share payable in cash.

CHP management, after consulting with KBCM, determined that the offers from SNDA and Company A were worth pursuing, subject to clarifying certain details of each proposal.

On June 10, 2025, the SNDA Board held a meeting at which members of SNDA management presented an overview of CHP and a preliminary analysis of a potential acquisition of CHP.

On June 15, 2025, CHP and SNDA entered into a confidentiality agreement regarding the confidentiality of SNDA information.

On June 16, 2025, members of CHP’s management, representatives of KBCM, members of SNDA’s management and representatives of RBC Capital Markets held a meeting at CHP’s offices in Orlando, Florida (with Conversant representatives participating by telephone) to discuss the potential merits of SNDA’s potential acquisition of CHP and to gain a better understanding of SNDA. At that meeting, a representative of Conversant indicated that, if requested, Conversant would consider an additional equity investment in SNDA in connection with a transaction with CHP.

On June 25, 2025, CHP representatives requested that by June 30, 2025, SNDA provide an update to the SNDA Initial IOI to include an increased purchase price and an increase in the consideration payable in cash (rather than SNDA Common Stock) and target leverage of approximately 7.5x net debt to 2026 expected EBITDA on the consummation of the proposed transaction. The CHP representatives expressed the view that an additional equity investment in SNDA by affiliates of Conversant in connection with a transaction would have a positive signaling effect to the market and reduce the combined company’s leverage post-closing and requested that SNDA seek such an equity investment from Conversant.

On June 26, 2025, RBC Capital Markets provided certain information for the SNDA Board and the SNDA Special Committee regarding RBC Capital Markets’ material investment banking relationships with CHP, SNDA, Conversant and Silk, another significant SNDA stockholder, during the approximate prior two-year period.

On June 27, 2025, members of CHP’s management and members of Company A’s management met telephonically regarding Company A’s proposed acquisition and ability to submit a written proposal. Following this meeting with Company A, KBCM asked each of SNDA and Company A to provide a revised initial indication of interest. Subsequent to such request, Company A remained at its prior verbal indication of $6.33 per share and continued to decline to submit a written indication of interest at that time.

Also on June 27, 2025, in light of CHP’s request for an additional equity investment from affiliates of Conversant, the SNDA Board authorized the formation of the SNDA Special Committee, comprised of independent and disinterested directors Lilly H. Donohue and Jill M. Krueger, for the purpose of reviewing, evaluating, negotiating and approving any debt, equity or other financing of a potential acquisition of CHP and all other matters relating to or arising in connection with such potential acquisition that present actual or potential conflicts of interest between SNDA and either Conversant or Silk.

On June 29, 2025, the SNDA Special Committee met by videoconference, with members of SNDA management and representatives of RBC Capital Markets and Sidley Austin LLP, independent counsel to SNDA and the SNDA Special Committee (“Sidley Austin”), in attendance. During the meeting, SNDA management noted that to increase the percentage of the consideration that would be payable in cash (rather than SNDA Common Stock), SNDA would need to explore financing alternatives, including whether to obtain equity financing from Conversant and/or Silk. The SNDA Special Committee discussed the potential engagement of RBC Capital Markets as financial advisor to both SNDA and the SNDA Special Committee and the role of Sidley Austin as independent counsel to SNDA and the SNDA Special Committee. RBC Capital Markets then discussed various potential capital raising alternatives for funding the cash consideration and potential financial and ownership impact on SNDA. Following discussion, the SNDA Special Committee noted that it would have flexibility in determining at a future date which financing path was in the best interests of SNDA and its stockholders and determined that SNDA management could indicate to CHP: (i) an increase in the bottom end of the price range from $6.00 to $6.20 per share of CHP Common Stock, (ii) an increase in the portion of the consideration payable in cash from 20% to 30%, (iii) that SNDA was not seeking to increase leverage beyond 7.5x net debt to 2026 expected EBITDA on the consummation of the potential acquisition of CHP, (iv) that SNDA was exploring financing alternatives, including, in light of CHP’s request, seeking a potential equity investment by affiliates of Conversant, and (v) a request for exclusivity.

On June 30, 2025, SNDA provided to CHP and KBCM a verbal update to the SNDA Initial IOI (the “SNDA Revised IOI”). The SNDA Revised IOI contemplated a purchase price of $6.20 per share to $6.64 per share of CHP Common Stock, to consist of 30% cash and 70% of SNDA Common Stock, while maintaining target leverage of approximately 7.5x net debt to 2026 expected EBITDA on the consummation of the potential transaction. In addition, SNDA communicated a willingness to explore appropriate capital alternatives to fund the increase in the cash component of the purchase price, including, without limitation, equity raises and, in light of the request made by CHP, potential participation from affiliates of Conversant, with any capital alternative subject to reaching an agreement with Conversant and obtaining SNDA Board or SNDA Special Committee approval.

On July 1, 2025, at a meeting of the CHP Board, KBCM provided a summary of the revised indications of interest received from SNDA and Company A. As the only formal indication of interest within the NAV range and with no financing contingency, the CHP Board decided to invite SNDA into a second round. The CHP Board requested that KBCM continue conversations with the other parties who submitted indications of interests to determine if they would modify or increase their indications of interest and to confirm if Company A would provide a formal written indication of interest.

During July 2025, KBCM continued dialogue with members of Company A’s management with respect to a transaction and their interest in submitting a written indication of interest. During this period, Company A informed KBCM that its valuation of CHP would likely be below $6.00 per share as a result of further analysis of projected revenue growth and that Company A was declining to submit a written indication of interest. Mr. Mauldin contacted Company L and KBCM contacted Company O, a growth investment firm, regarding interest in selectively acquiring CHP’s net-leased portfolio. Both parties, however, declined to submit indications of interest.

On July 9, 2025, KBCM sent SNDA a second round process letter, requiring submissions of second round “best and final” proposals by August 4, 2025 and stating that, on execution of a letter of intent, the selected party would be given the exclusive right to negotiate the definitive purchase agreement as it completes due diligence.

On July 10, 2025, members of CHP’s management, representatives of KBCM and members of SNDA’s management held another meeting at CHP’s offices to review and discuss CHP’s portfolio and operating performance. In addition, CHP management communicated certain deal points on which the CHP Board was focused, including, in light of the request from CHP, a potential significant additional common equity investment in SNDA by affiliates of Conversant in connection with the proposed transaction.

On July 11, 2025, Mr. Mauldin and Brandon Ribar, SNDA’s CEO, met to discuss the potential transaction and jointly toured a SNDA-owned community in the Orlando market.

Also on July 11, 2025, RBC Capital Markets provided updated information for the SNDA Board and the SNDA Special Committee regarding RBC Capital Markets’ material investment banking relationships with CHP, SNDA, Conversant, Silk and certain other parties during the approximate prior two-year period.

On July 18, 2025, the SNDA Special Committee met by videoconference, with members of SNDA management and representatives of RBC Capital Markets and Sidley Austin in attendance. During the meeting,

RBC Capital Markets provided an update regarding the status of discussions with CHP, noting that members of CHP management had stated that the CHP Board considered an additional common equity investment in SNDA by Conversant to be a necessary component of a potential transaction with SNDA and that the CHP Board believed that an investment by Conversant would be viewed favorably in the public market as evidence that the transaction was not a means for Conversant to exit its investment in SNDA. RBC Capital Markets then discussed various potential alternatives for funding the cash component of the purchase price and certain advantages and disadvantages of such alternatives. Following discussion, the consensus of the SNDA Special Committee was that the most desirable alternatives were a pre-announcement equity commitment from existing stockholders or a pre-announcement equity commitment from existing stockholders and selected institutional investors that have been wall-crossed, that SNDA should not further pursue other alternatives at that time, and that SNDA management should engage with Conversant to pursue an equity commitment from existing stockholders prior to the announcement of any transaction (and should engage with Silk to pursue an equity commitment as SNDA management deemed appropriate), noting that discussions should be held with Conversant with respect to the composition of the SNDA Board in the event of any related equity investment made by Conversant in connection with an acquisition of CHP.

On July 19, 2025, CHP sent SNDA a preliminary due diligence request list.

During the weeks of July 21, 2025 and July 28, 2025, members of SNDA’s management toured 15 CHP properties in several markets. During this time, members of CHP’s management conducted due diligence on SNDA and its operations and reviewed these matters with KBCM.

On July 24, 2025, the SNDA Board met via videoconference, with members of SNDA management and representatives of RBC Capital Markets, Fried, Frank, Harris, Shriver & Jacobson LLP, counsel to SNDA (“Fried Frank”), and Sidley Austin in attendance. The SNDA Board reviewed and discussed preliminary projections for SNDA prepared by its management and authorized SNDA management to share those projections with CHP.

On July 31, 2025, Mr. Mauldin and Mr. Ribar met to discuss the potential transaction and jointly toured three SNDA-owned communities in the Dallas area. Mr. Mauldin also met in person in SNDA’s office with Conversant’s Founder and Managing Partner, Michael Simanovsky, and various SNDA executives.

Also on July 31, 2025, the SNDA Special Committee met by videoconference, with members of SNDA management and representatives of RBC Capital Markets and Sidley Austin in attendance. During the meeting, SNDA management provided the SNDA Special Committee with an update regarding due diligence by SNDA and its advisors, including site visits. RBC Capital Markets discussed the potential financial impact on SNDA and certain governance implications of a potential additional investment in SNDA by Conversant and/or Silk. SNDA management reviewed with the SNDA Special Committee a term sheet provided by Conversant at SNDA’s request outlining indicative terms of a potential common equity investment by affiliates of Conversant to support the funding of SNDA’s acquisition of CHP. Conversant’s indicative term sheet contemplated a potential purchase by Conversant of $100 million of shares of SNDA Common Stock at the same price per share that is attributable, as of the signing of a definitive merger agreement, to the shares of SNDA Common Stock to be issued to CHP stockholders in the transaction (i.e., the reference price for the SNDA Common Stock to be determined), with no set discount to the market price of SNDA Common Stock at the time of the execution of the definitive merger agreement and no commitment fee but rather that Conversant would be entitled to 15% of any termination fee paid to SNDA under the definitive merger agreement. In addition, the indicative term sheet contemplated that SNDA would grant Conversant registration rights with respect to such shares, SNDA would reimburse Conversant for out-of-pocket expenses incurred by Conversant in connection with the equity investment (with no cap) and there would be no change to the board designation rights under the 2021 Investor Rights Agreement. Following discussion, the SNDA Special Committee requested that RBC Capital Markets provide the SNDA Special Committee with additional information regarding the contemplated termination fee construct and that SNDA management discuss with Conversant and Silk their expectations with respect to the composition of the SNDA Board in connection with any additional equity investment made by Conversant or Silk.

On August 3, 2025, the SNDA Special Committee met by videoconference, with members of SNDA management and representatives of RBC Capital Markets and Sidley Austin in attendance. RBC Capital Markets discussed the termination fee construct reflected in Conversant’s indicative term sheet, including a comparison of such fee relative to equity discounts charged by equity investors in similar contexts, upfront commitment fees that Conversant had charged in connection with prior investments in SNDA and discounts and placement fees charged by equity investors and placement agents in PIPE transactions in a similar context, noting that the termination fee construct could be more advantageous to SNDA than a commitment fee or discount to the market price of SNDA Common Stock given that commitment fees were payable regardless of whether a transaction closed and the potential for a termination fee not to be payable by virtue of a topping bid assuming CHP had undertaken a broad third-party solicitation process as was understood to be the case. The SNDA Special Committee also discussed whether Conversant and Silk should be entitled to designate one person to the SNDA Board so long as it beneficially owned at least 3.0% of the outstanding shares of SNDA Common Stock on a fully-diluted basis, and the consensus of the SNDA Special Committee was that neither Conversant nor Silk should be entitled to designate a representative to the SNDA Board at that beneficial ownership level.

On August 4, 2025, discussions were held between Mr. Mauldin and Mr. Ribar and, at SNDA’s request, between representatives of RBC Capital Markets and KBCM in advance of SNDA’s submission of its non-binding second round proposal. During these discussions, Mr. Mauldin and the representatives of KBCM communicated that SNDA would need to substantially increase the contemplated purchase price.

The SNDA Board met on August 4 and August 5, 2025 via videoconference, with members of SNDA management and representatives of RBC Capital Markets, Fried Frank and Sidley Austin in attendance, to consider the terms of a non-binding second round proposal for a potential acquisition of CHP. Members of SNDA management and RBC Capital Markets discussed with the SNDA Board the possibility of proposing a collar mechanism for the stock portion of the consideration. RBC Capital Markets also discussed with the SNDA Board an illustrative overview of the potential financial impact on SNDA of various theoretical purchase prices based on financial projections provided by SNDA management and CHP management, including a price of $6.64 per share of CHP Common Stock with a collar of 30% above, and 10% below, a reference price for SNDA Common Stock. Following discussion, on August 5, 2025, the SNDA Board authorized SNDA management to deliver to CHP a non-binding second round proposal for the acquisition of 100% of the outstanding shares of CHP Common Stock at a price of $6.64 per share comprised of a mix of approximately 35% cash and 65% stock, with an asymmetrical collar on the stock value at 30% above, and 10% below, a reference price for SNDA Common Stock to be determined.

Also on August 5, 2025, SNDA submitted a non-binding second round proposal (the “SNDA Second Round Proposal”) on the terms authorized by the SNDA Board. The SNDA Second Round Proposal indicated that SNDA expected that investment funds managed by Conversant and certain other SNDA stockholders would, simultaneously with the execution of the definitive merger agreement, commit to acquire newly issued shares of SNDA Common Stock with an aggregate minimum value of $110 million in connection with the closing of the proposed transaction (at a fixed price equal to the same reference price on which the collar would be based) and contemplated that two members of the CHP Board would be invited to join the SNDA Board. The SNDA Second Round Proposal was accompanied by a letter from RBC Capital Markets indicating that it was highly confident of the ability to raise up to $950 million in committed debt financing. SNDA also sought a 30-day exclusivity period, subject to multiple 15-day extensions. SNDA proposed that the new shares of SNDA Common Stock issued to CHP stockholders, Conversant and the other SNDA stockholders would potentially be subject to staggered lock-ups over a six-month period. CHP did not receive updated proposals from Company I or Company J and Company N did not make any proposal to acquire all of CHP.

On August 6, 2025, the CHP Board had a meeting at which members of CHP management, representatives of KBCM, representatives of Arnold & Porter, counsel to CHP, and representatives of Ropes & Gray, counsel to the CHP Special Committee, were in attendance. The CHP Board reviewed the original indications of interest as well as the SNDA Second Round Proposal. The CHP Board determined that continuing to pursue a transaction with SNDA was in the best interests of CHP and its stockholders and directed CHP management, in consultation with KBCM, to negotiate the terms of a definitive non-binding letter of intent with SNDA.

On August 14, 2025, CHP delivered to SNDA a proposed letter of intent reflecting a proposed acquisition of 100% of the outstanding shares of CHP Common Stock at a price of $6.85 per share comprised of a mix of approximately 34% cash and 66% stock, with an asymmetrical collar on the stock value at 15% above, and 10% below, a reference price for SNDA Common Stock based on an agreed period before signing of the definitive merger agreement. CHP’s proposed letter of intent also contemplated that CHP would have the right to designate three directors to join the SNDA Board upon the closing of the proposed transaction. In addition, CHP’s proposed letter of intent contemplated that SNDA would deliver an irrevocable proxy from Conversant to vote in favor of the proposed transaction and that SNDA would receive reimbursement of out-of-pocket costs (subject to a cap) if the definitive merger agreement is terminated because CHP stockholder approval is not obtained.

On August 18, 2025, the SNDA Board met via videoconference, with members of SNDA management and representatives of RBC Capital Markets, Fried Frank and Sidley Austin in attendance. RBC Capital Markets discussed with the SNDA Board an illustrative overview of the potential financial impact on SNDA of various theoretical purchase prices based on financial projections provided by SNDA and CHP management, including CHP’s counterproposal of $6.85 per share and $6.75 per share. Following discussion, the SNDA Board authorized SNDA management to deliver to CHP and, if accepted, enter into, a non-binding letter of intent reflecting a price of up to $6.75 per share of CHP Common Stock comprised of a mix of 34% cash and 66% stock, with an asymmetrical collar on the stock value.

On August 20, 2025, Mr. Ribar and Mr. Mauldin met in Orlando, Florida to discuss the terms of the letter of intent and had follow-up meetings by telephone regarding the same on August 21 and August 22, 2025.

On August 22, 2025, SNDA submitted to CHP a letter of intent reflecting a revised proposal for the acquisition of 100% of the outstanding shares of CHP Common Stock at a price of $6.75 per share comprised of a mix of approximately 34% cash and approximately 66% stock, or $2.32 in cash and $4.43 in shares of SNDA Common Stock. The stock would be subject to an asymmetrical collar of 25% above, and 15% below, a reference price for the SNDA Common Stock based on a volume weighted average trading price over an agreed period before execution of the definitive merger agreement. The closing price of SNDA Common Stock on August 22, 2025 was $26.20 per share. The letter of intent included the following additional key business terms. The transaction would be structured as a forward triangular merger of CHP into a subsidiary of SNDA (the “One Day Transaction Structure”), subject to further review based on the parties’ tax considerations. CHP would have the right to appoint two directors to the SNDA Board based on customary designee qualifications. SNDA indicated that, subject to approval by the SNDA Special Committee, SNDA expected affiliates of Conversant and other stockholders would, simultaneously with the execution of a definitive merger agreement, commit to acquire at least $110 million of SNDA Common Stock at the closing of the transaction and at the same reference price for the SNDA Common Stock as would apply to the stock consideration to be issued to the CHP stockholders. SNDA also would expect to obtain, simultaneously with the execution of the Merger Agreement, a firm commitment for debt financing that when combined with the equity financing and CHP’s existing cash would be sufficient to pay the consideration for the transaction as well as to refinance CHP’s existing indebtedness. The transaction would not be subject to any financing condition. CHP would be permitted to declare and pay regular quarterly dividends consistent with past practice of up to $0.02560 per share and a pro-rated dividend for any partial quarter occurring prior to closing. There would be no lockup of the shares of SNDA Common Stock issued to the CHP stockholders, Conversant or other SNDA stockholders. There would be no go-shop provision, but CHP would have a fiduciary termination right subject to payment by CHP of a termination fee of 2.5% of the aggregate merger consideration (not including the value of debt assumed or retired) based on the reference price for the SNDA Common Stock. In addition, in the event CHP terminated the merger agreement as a result of a breach or default by SNDA, SNDA would be obligated to pay a reverse termination fee of 2.5% of the value of the aggregate merger consideration based on the same reference price for the SNDA Common Stock. Each of SNDA and CHP would be required to reserve cash and/or available capital or provide a guaranty or other credit enhancement necessary to ensure availability of funds to pay the applicable termination fee. The letter of intent also included a limited 30-day exclusivity period with SNDA having one optional renewal of 15 days, provided that SNDA had not proposed any material amendments to any of the terms of the letter of intent.

On August 28, 2025, following a presentation from CHP management and KBCM, at meetings of each of the CHP Board and CHP Special Committee, each of the CHP Board and CHP Special Committee found that the terms of the transaction had been favorably improved and that entry into a letter of intent with SNDA for the purposes of continuing discussions and negotiations was in the best interests of CHP and its stockholders. The CHP Board and CHP Special Committee each approved entering into a non-binding letter of intent with SNDA.

On September 2, 2025, CHP and SNDA executed the letter of intent. Following the execution of the letter of intent, representatives of KBCM and CHP ceased conversations with other parties regarding a potential transaction.

On September 5, 2025, members of CHP’s management, members of SNDA’s management, and representatives of their respective outside counsel, Arnold & Porter and Fried Frank, held an initial meeting to discuss the transaction. A second call was held on September 5, 2025, with members of CHP’s management, members of SNDA’s management, representatives of Arnold & Porter and Fried Frank, and respective external tax advisors of CHP and SNDA regarding potential structures for the transaction.

On September 9, 2025, Arnold & Porter provided Fried Frank with an initial draft of the Merger Agreement.

On September 16, 2025, members of CHP’s management, members of SNDA’s management and representatives of Arnold & Porter, Fried Frank and other external tax advisors held another meeting to discuss another potential structure for the transaction that would reduce the risk of potential tax liabilities. SNDA’s external tax advisors proposed that the transaction would be structured over two days with, on the first day, CHP selling interests in certain subsidiaries in exchange for the stock consideration and a merger of a wholly-owned subsidiary of CHP with and into CHP pursuant to which the CHP stockholders would receive the stock consideration, followed, on the second day, by a forward merger of CHP with and into a subsidiary of SNDA pursuant to which the CHP stockholders would receive the cash consideration (the “Two Day Transaction Structure”).

On September 17, 2025, the SNDA Board met via videoconference to discuss the status of the potential acquisition of CHP. Members of SNDA management and representatives of Fried Frank and RBC Capital Markets were in attendance. Members of SNDA management provided an update to the SNDA Board regarding SNDA’s due diligence of CHP. Representatives of Fried Frank discussed with the SNDA Board key terms of the draft Merger Agreement.

On September 22, 2025, Fried Frank provided Arnold & Porter with a revised draft of the Merger Agreement. The material issues addressed in the draft comments provided to Arnold & Porter included the amount of SNDA’s transaction expenses CHP would be required to reimburse if the CHP stockholders did not vote to approve the Transactions, the scope of the respective representations of each party, the scope of covenants regarding the operation of the respective businesses prior to closing of the Transactions, the scope of CHP’s obligations to assist SNDA in obtaining financing for the Transactions, conditions for payment of a termination fee by CHP, conditions for payment of a reverse termination fee by SNDA, conditions to consummation of the Transactions, the timing of the closing, liability of the parties following a termination of the Merger Agreement, the availability of SNDA’s funds required for consummation of the Transactions, and the security for the parties’ respective obligations to pay any applicable termination fee.

From September 22, 2025, through October 20, 2025, CHP, SNDA and their respective counsel continued to negotiate the terms of the Transactions. The material issues negotiated during this period included the scope of the parties’ respective representations, the amount of SNDA’s transaction expenses CHP would be required to reimburse, the scope of CHP’s obligations to assist SNDA in obtaining financing for the Transactions, conditions for payment of a termination fee by CHP, conditions for payment of a reverse termination fee by SNDA, conditions to consummation of the Transactions, liability of the parties following a termination of the Merger Agreement, the terms of SNDA’s debt financing, the terms of SNDA’s equity financing, and security for the parties’ respective obligations to pay the applicable termination fee. The drafts also provided that the reference price period would be based on the 30-trading day period ending on the second business day before execution of the Merger Agreement. During this period, CHP and SNDA and their respective advisors continued to conduct due diligence on each other’s portfolios.

On September 26, 2025, members of CHP’s management, members of SNDA’s management, and representatives of Arnold & Porter, Fried Frank and other external tax advisors held an additional meeting to discuss the potential risks and benefits of the One Day Transaction Structure versus the Two Day Transaction Structure. After this call and through October 15, 2025, the parties continued to negotiate the structure of the transaction.

On September 29, 2025, the SNDA Board met via videoconference, with members of SNDA management and representatives of RBC Capital Markets and Fried Frank in attendance. The SNDA Board reviewed and discussed projections for SNDA prepared by its management updated to reflect recent performance trends across SNDA’s portfolio of assets and certain revised assumptions. The SNDA Board authorized SNDA management to share the updated projections with CHP, and SNDA management delivered these projections to CHP. RBC Capital Markets was authorized to use and rely on the updated projections for purposes of its preliminary financial analyses related to the proposed transactions.

On September 29, 2025, Fried Frank provided Arnold & Porter with a draft of a transition services agreement (“TSA”), providing for CHC, the advisor to CHP, to provide SNDA with certain services following closing of the Transactions, including assistance with tax matters, CHP’s website, stockholder services, communications, procurement support, and maintenance of access to certain data feeds.

On September 30, 2025, Mr. Ribar and Mr. Mauldin had a meeting with James Seneff, founder of CNL Financial Group, and Chirag Bhavsar, CEO of CNL Financial Group. At this meeting, Mr. Ribar provided an overview of SNDA and its executive leadership team, and Mr. Seneff outlined the CHP platform. The meeting also served as Mr. Ribar’s introduction to Mr. Bhavsar, who would be involved in the negotiations of the TSA on behalf of CHC.

On October 2, 2025, Fried Frank provided Arnold & Porter with a draft of the voting agreement that affiliates of Conversant would sign agreeing to support the SNDA voting requirements. During the period from October 2, 2025 through October 23, 2025, Arnold & Porter and Fried Frank negotiated the terms of the voting agreement.

On October 6, 2025, RBC Capital Markets provided for the SNDA Board and the SNDA Special Committee updated information regarding RBC Capital Markets’ material investment banking relationships with CHP, SNDA, Conversant, Silk and certain other parties during the approximate prior two-year period.

Between October 6, 2025, and October 12, 2025, Conversant’s counsel, Fried Frank (consisting of a team of lawyers separate from the Fried Frank lawyers representing SNDA), and Silk’s counsel, Sullivan & Cromwell LLP (“S&C”) provided to Sidley Austin initial drafts of an investment agreement, an amended and restated investor rights agreement, and an amended and restated registration rights agreement. During the period from October 12, 2025, through November 4, 2025, Sidley Austin, the separate team of lawyers from Fried Frank who were advising Conversant and S&C negotiated the terms of these documents (collectively, the “Investment Documents”).

On October 10, 2025, a representative of CHC had a call with Mr. Ribar during which the representative of CHC proposed that SNDA acquire certain assets of CHC used by CHC in connection with its role as advisor to CHP in exchange for cash consideration of $7,000,000 plus the amount of certain retention payments payable by CHC to CHC employees involved with CHC’s role as CHP’s advisor and that, in connection with the acquisition of CHP, SNDA agree to offer to employ those CHC employees.

On October 15, 2025, the SNDA Special Committee met by videoconference, with members of SNDA management and representatives of RBC Capital Markets and Sidley Austin in attendance, to discuss, and obtain the SNDA Special Committee’s feedback with respect to, the proposed terms of the Equity Financing contained in the initial drafts of the Investment Documents. With certain exceptions relating to the standstill and preemptive rights, the SNDA Special Committee directed SNDA management and Sidley Austin to proceed on the basis of the recommendations of SNDA management and Sidley Austin.

On October 16, 2025, representatives of KBCM discussed with representatives of RBC Capital Markets certain valuation perspectives of CHP and that CHP was seeking an increase to the proposed purchase price to a range of $7.50 to $8.00 per share.

On October 17, 2025, SNDA’s exclusivity period expired.

Also on October 17, 2025, the SNDA Board met by videoconference, with members of SNDA management and representatives of RBC Capital Markets, Fried Frank and Sidley Austin in attendance. Mr. Ribar updated the SNDA Board on the price increase requested by CHP. RBC Capital Markets discussed with the SNDA Board the potential financial impact on SNDA of, and certain implied financial metrics underlying, CHP’s proposed price. No decisions were made by the SNDA Board at the meeting with respect to any potential next steps.

On October 20, 2025, members of CHP’s management, members of SNDA’s management and representatives of KBCM and RBC Capital Markets met at SNDA’s offices to discuss the material open terms under the merger agreement, including the scope of the parties’ representations in the agreement, the Two Day Transaction Structure, the amount of SNDA’s transaction expenses CHP would be required to reimburse and that each party would provide a $15 million letter of credit to the other as support for payment of the respective termination fees, and closing conditions.

On October 21, 2025, the SNDA Board met via videoconference, with members of SNDA management and representatives of RBC Capital Markets and Fried Frank in attendance. The SNDA Board further discussed CHP’s request to increase the proposed price in the transaction from $6.75 per share of CHP Common Stock to above $7.50 per share of CHP Common Stock and, following discussions, the SNDA Board authorized SNDA management to submit a counterproposal to CHP of up to $6.90 per share of CHP Common Stock comprised of $2.32 in cash and $4.58 in shares of SNDA Common Stock, with an asymmetrical collar increased to 30% above the reference price for the SNDA Common Stock and to submit a counterproposal to CHC for a maximum purchase price for the proposed asset purchase of $10,000,000.

On October 22, 2025, Mr. Mauldin and Mr. Ribar had a telephone call, during which Mr. Ribar conveyed the terms approved by the SNDA Board and Mr. Mauldin agreed to the proposed terms.

From October 22, 2025, through November 3, 2025, members of CHP’s management, members of SNDA’s management and representatives of Arnold & Porter and Fried Frank continued to negotiate the terms of the Merger Agreement. On October 31, 2025, members of CHP’s management, members of SNDA’s management and representatives of Arnold & Porter, Fried Frank, Venable LLP (CHP’s special Maryland counsel), and Miles & Stockbridge P.C. (SNDA’s special Maryland counsel) met to discuss specific Maryland law issues with respect to the Transactions.

On October 23, 2025, RBC Capital Markets provided for the SNDA Board and the SNDA Special Committee updated information regarding RBC Capital Markets’ material investment banking relationships with CHP, SNDA, Conversant, Silk and certain other parties during the approximate prior two-year period.

In addition, during the period from October 22, 2025, through November 3, 2025, representatives from CHP’s and SNDA’s respective external tax advisors continued to meet to discuss the tax structure of the transaction and the terms of an opinion that CHP’s external tax advisor would provide at closing of the Transactions regarding the qualification of CHP as a REIT.

SNDA and CHC also negotiated the terms of the TSA and a separate asset purchase and sale agreement (“APA”), pursuant to which SNDA would purchase certain assets used by CHC to perform its advisory functions to CHP.

On October 29, 2025, the SNDA Special Committee met by videoconference, with members of SNDA management and representatives of RBC Capital Markets and Sidley Austin in attendance. A representative of Sidley Austin recapped for the SNDA Special Committee its fiduciary duties in connection with consideration of the Equity Financing, and that, under Article Eight of the SNDA Bylaws, the Equity Financing would require the SNDA Special Committee’s (i) determination as to whether the Equity Financing is material and (ii) approval upon the SNDA Special Committee’s determination that the terms of the Equity Financing are no less favorable to SNDA than those that could have been obtained from third parties. Following discussion of the October 23, 2025 material investment banking relationships information provided by RBC Capital Markets and the proposed terms of the RBC Capital Markets engagement letter, the SNDA Special Committee unanimously determined that it was advisable and in the best interests of SNDA and its stockholders for the SNDA Special Committee to enter into the engagement letter with RBC Capital Markets and approved the same. After the RBC Capital Markets representatives joined the meeting, the SNDA Special Committee discussed, and provided guidance with respect to, the remaining open issues with respect to the proposed terms of the Equity Financing.

On November 2, 2025, the SNDA Special Committee met by videoconference, with members of SNDA management and representatives of RBC Capital Markets and Sidley Austin in attendance. During the meeting, the Sidley Austin representatives discussed the terms of the Equity Financing, including the remaining open points. RBC Capital Markets noted that, if the Merger Agreement were executed on or prior to November 4, 2025, the purchase price per share under the Investment Agreement would be $26.74, which was above the $25.90 per share closing price of SNDA Common Stock on the last trading day prior to the meeting of the SNDA Special Committee. Following discussion, the SNDA Special Committee unanimously (i) determined that each of the Investment Documents is advisable and in the best interests of SNDA and its stockholders, (ii) determined that the transactions contemplated by the Investment Documents are material pursuant to Section 8.1 of the SNDA Bylaws, (iii) determined that the terms of the transactions contemplated by the Investment Documents are no less favorable to SNDA than those that could have been obtained from third parties and (iv) authorized and approved, and recommended that the Audit Committee of the SNDA Board and the SNDA Board each authorize and approve, SNDA’s entry into each of the Investment Documents, and the performance by SNDA of the transactions contemplated thereby.

Also on November 2, 2025, the Nominating and Corporate Governance Committee of the SNDA Board met via videoconference, with members of SNDA management and representatives of Fried Frank and Sidley Austin in attendance. The SNDA Nominating and Corporate Governance Committee discussed the qualifications of Mr. Mauldin and Mr. Simanovsky and unanimously determined to support the appointment of Mr. Mauldin and Mr. Simanovsky as directors of the SNDA Board effective on the closing of the Transactions. Mr. Simanovsky, age 42, has served as the Founder and Managing Partner of Conversant since February 2020 and served as a director of INDUS Realty Trust Inc. from January 2022 until the end of June 2023.

On November 3, 2025, the SNDA Board met via videoconference, with members of SNDA management, and representatives of Fried Frank and Sidley Austin in attendance. Following discussion of the October 23, 2025 material investment banking relationships information provided by RBC Capital Markets, the SNDA Board discussed and approved the execution of a formal engagement letter with RBC Capital Markets to memorialize its engagement effective May 2025 as SNDA’s financial advisor in connection with the Transactions. After representatives of RBC Capital Markets and SNDA’s external tax advisor joined the meeting, members of SNDA management provided an update on the due diligence review of CHP and its business conducted by SNDA and its advisors, and RBC Capital Markets reviewed with the SNDA Board certain preliminary financial analyses related to the proposed transactions and the consideration payable to holders of CHP Common Stock pursuant to the Merger Agreement. Representatives of Fried Frank reviewed the fiduciary duties of the SNDA directors under Delaware law and further discussed the terms of the draft Merger Agreement, including the interim operating covenants and termination fees, and the key terms of each of the APA, the TSA, and the proposed amendment to the SNDA Charter related to the Authorized Share Increase Proposal. Representatives of Sidley Austin discussed the key terms of the Investment Documents and the Advance Notice Charter Amendment and the Indemnification Charter Amendment.

On November 4, 2025, the CHP Board met by telephone. The meeting was attended by members of CHP management, and representatives of KBCM, Arnold & Porter and Ropes & Gray. A representative of CHP management reviewed the duties of the CHP directors under Maryland law. Representatives of KBCM presented KBCM’s financial analysis of the proposed Transactions and of the Transaction Consideration to be received by CHP’s stockholders. KBCM’s financial analysis used and relied on, as authorized by CHP, certain financial projections prepared by management of CHP. The CHP Board asked questions regarding the financial analysis. Following this discussion, at the request of the CHP Board, KBCM rendered its oral opinion to the CHP Board, which was subsequently confirmed by delivery of KBCM’s written opinion on November 4, 2025, that, as of such date, and based on and subject to the factors and assumptions set forth in such written opinion, the consideration to be paid to the holders of CHP Common Stock in the proposed Transactions was fair, from a financial point of view, to such holders, as described in more detail under “The Transactions – Opinion of CHP’s Financial Advisor.” A copy of such opinion is attached as Annex C to this joint proxy statement/prospectus. Representatives of CHP’s management and Arnold & Porter then reviewed with the members of the CHP Board the terms of the final Merger Agreement and related transaction documents (which had been provided to the CHP Board prior to the meeting). A representative of Arnold & Porter discussed with the CHP Board certain key terms of such documents, including the interim operating covenants, no-shop provisions, conditions to closing, termination provisions and termination fees. The CHP Board asked questions regarding the transaction documents, which were addressed by Arnold & Porter and CHP management. The CHP Board then engaged in further discussion and deliberation, including taking into account the factors described below in greater detail in the section of this proxy statement entitled “The Transactions – CHP’s Reasons for the Transactions; Recommendation of the CHP Board of Directors.”

Immediately following the CHP Board meeting, on November 4, 2025, the CHP Special Committee met by telephone, with representatives of Ropes & Gray in attendance and at the invitation of the CHP Special Committee, members of CHP management and representatives of KBCM attending the meeting in relevant parts. Following consideration of the Transactions, the APA, the TSA, discussion of the presentations by CHP management, KBCM and Arnold & Porter, confirmation of the opinion of KBCM, and consultation with representatives of Ropes & Gray, the CHP Special Committee unanimously (a) determined that the Transactions are advisable and in the best interests of CHP and its stockholders, (b) recommended that the CHP Board authorize and approve the execution and delivery of the Merger Agreement by CHP and its subsidiaries party thereto and the performance by CHP and its subsidiaries party thereto of the Transactions and (c) recommended that the CHP Board submit the Transactions to a vote of the CHP stockholders.

Following receipt of the recommendation of the CHP Special Committee, on November 4, 2025, the CHP Board, acting by written consent, unanimously (a) determined that the Transactions are advisable and in the best interests of CHP and its stockholders, (b) authorized and approved the execution and delivery of the Merger Agreement by CHP and its subsidiaries party thereto and the performance by CHP and its subsidiaries party thereto of the Transactions, (c) directed that the Transactions be submitted to a vote of the CHP stockholders and (d) resolved to recommend that the CHP stockholders vote for the approval of the Transactions.

Also on November 4, 2025, the Audit Committee of the SNDA Board by unanimous written consent (a) determined that each of the Investment Documents is advisable and in the best interests of SNDA and its stockholders, (b) determined that the terms of the transactions contemplated by the Investment Documents are comparable to (or better than) those that could be obtained in arm’s-length dealings with an unrelated third party and (c) authorized and approved SNDA’s entry into each of the Investment Documents and the performance by SNDA of the transactions contemplated thereby.

Additionally, on November 4, 2025, the SNDA Board met via videoconference to consider the proposed transactions with CHP. Members of SNDA management and representatives of Fried Frank, Sidley Austin and RBC Capital Markets were in attendance. At this meeting, RBC Capital Markets reviewed with the SNDA Board RBC Capital Markets’ financial analysis of the Transaction Consideration (referenced, for purposes of RBC Capital Markets’ financial analyses and opinion, as the implied consideration, as of the date of RBC Capital Markets opinion, of $6.90 per outstanding share of CHP Common Stock, consisting of $2.32 per share in cash and the remaining $4.58 per share in shares of SNDA Common Stock), and rendered an oral opinion, confirmed by delivery of a written opinion dated November 4, 2025, to the effect that, as of that date and based on and subject to the assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken by RBC Capital Markets, the Transaction Consideration was fair, from a financial point of view, to SNDA. Following discussion, the SNDA Board unanimously determined that (i) the proposed transactions are advisable and in the best interests of SNDA and its stockholders, (ii) authorized and approved the execution and delivery of the Merger Agreement, the Investment Documents, the APA and the other transaction documents to be entered into by SNDA in connection therewith, including a debt commitment letter with Royal Bank of Canada, (iii) determined that each of the SNDA Charter amendments relating to the Authorized Share Increase Proposal and each of the Advance Notice Charter Amendment and the Indemnification Charter Amendment is advisable and in the best interests of SNDA and its stockholders, (iv) directed that each of the Authorized Share Increase Proposal, the Stock Issuance Proposal, the Advance Notice Charter Amendment and the Indemnification Charter Amendment be submitted to a vote of the SNDA stockholders for approval, and (v) recommended that the SNDA stockholders entitled to vote thereon vote for the approval of the Authorized Share Increase Proposal, the Stock Issuance Proposal, the Advance Notice Charter Amendment and the Indemnification Charter Amendment.

After the closing of trading on the NYSE on November 4, 2025, CHP and SNDA and their respective subsidiaries executed the Merger Agreement, CHP and certain affiliates of Conversant executed the voting agreement, SNDA, certain affiliates of Conversant and Silk executed the Investment Documents, SNDA received debt financing commitments from its lenders and CHC and SNDA executed the TSA and the APA.

Before the open of trading on the NYSE on November 5, 2025, SNDA and CHP issued a joint press release announcing the execution of the Merger Agreement and the material terms of the Transactions.

CHP’s Reasons for the Transactions; Recommendation of the CHP Board of Directors

On April 3, 2018, the CHP Board formed the CHP Special Committee, consisting solely of independent and disinterested directors, to consider Possible Strategic Alternatives, which included, but were not limited to (i) the listing of CHP’s or one of its subsidiaries’ common stock on a national securities exchange, (ii) an orderly disposition of CHP’s assets or one or more of CHP’s asset classes and the distribution of the net sale proceeds thereof to the CHP stockholders or (iii) a potential business combination or other transaction with a third party or parties that provides the CHP stockholders with cash and/or securities of a publicly traded company.

On November 4, 2025, the CHP Board met and heard presentations by CHP management, KBCM, and Arnold & Porter Kaye Scholer LLP (“Arnold & Porter”) and KBCM rendered its oral opinion, subsequently confirmed by delivery of its written opinion, dated November 4, 2025, to the CHP Board and the CHP Special Committee that, as of the date of the written opinion and based upon and subject to the factors and assumptions set forth therein, the Transaction Consideration to be received in the Transactions by the holders of CHP Common Stock (other than Excluded Shares) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders. During the meeting, the CHP Board discussed the presentations by CHP management, KBCM and Arnold & Porter.

Immediately following the CHP Board meeting, the CHP Special Committee met. After discussion of the presentations by CHP management, KBCM and Arnold & Porter and consultation with, and acting with the advice of, KBCM and representatives of Ropes & Gray, the CHP Special Committee unanimously (i) determined that the Transactions are advisable and in the best interests of CHP and its stockholders, (ii) recommended that the CHP Board authorize and approve the execution and delivery of the Merger Agreement by CHP and CHP Merger Sub and the performance by CHP and CHP Merger Sub of the Transactions, and (iii) recommended that the CHP Board submit the Transactions to a vote of the CHP stockholders.

After receipt of the recommendation from the CHP Special Committee, on November 4, 2025, the CHP Board, by unanimous written consent, (i) determined that the Transactions are advisable and in the best interests of CHP and its stockholders, (ii) authorized and approved the execution and delivery of the Merger Agreement by CHP and CHP Merger Sub and the performance by CHP and CHP Merger Sub of the Transactions, (iii) directed that the Transactions be submitted to a vote of the CHP stockholders, and (iv) resolved to recommend that the CHP stockholders vote for the approval of the Transactions. In reaching its decision to recommend that the CHP stockholders vote to approve the Transactions Proposal, the CHP Board relied on the opinion of KBCM regarding the fairness, from a financial point of view, of the Transaction Consideration to be received in the Transactions by the holders of CHP Common Stock, the recommendation of the CHP Special Committee and the consultations with CHP’s management and legal advisor.

The CHP Special Committee’s decision to recommend that the CHP Board approve the Merger Agreement and the Transactions, and the decision of the CHP Board to approve the Merger Agreement and the Transactions, were the result of careful consideration by the CHP Special Committee and the CHP Board, as applicable, in consultation with financial and legal advisors, of numerous factors that weighed in favor of the Merger Agreement and the Transactions, including, among others, the following material factors (which are presented below in no particular order and which were neither ranked nor weighted in any manner by either of the CHP Special Committee or the CHP Board):

•

Lack of Current Liquidity. With regard to the fact that CHP stockholders currently have extremely few liquidity alternatives, and generally only at a significant discount to estimated NAV per share, with respect to their CHP Common Stock, the following were considered:

•

CHP’s initial public offering commenced on June 27, 2011 and was completed on January 30, 2015. CHP commenced a second offering on February 2, 2015, which was completed in September 15, 2015. CHP stated during its public offerings that it expected to begin to consider alternatives for providing liquidity to its stockholders beginning seven years after the completion of its initial offering, but because CHP did not know what macro or micro circumstances would exist in the future, CHP could not assure its investors of the timing of any liquidity event; and

•	no established trading market exists for CHP Common Stock and CHP’s stock redemption program has been suspended since 2018.

•

Access to Liquidity for CHP Stockholders/Listing of Combined Company Shares on NYSE. The fact that the Transaction Consideration consists of $2.32 in cash and $4.58 in unrestricted shares of SNDA Common Stock (subject to adjustment pursuant to the asymmetrical collar mechanism), which is providing CHP stockholders with immediate partial cash liquidity at the closing of the Transactions with respect to the cash portion of the Transaction Consideration and the remaining consideration being paid in unrestricted, freely tradable shares of SNDA Common Stock, which is listed on the New York Stock Exchange under the ticker symbol “SNDA”. The stock portion of the Transaction Consideration allows CHP stockholders the option to remain invested and share in the future growth of the combined business with the benefit of a liquid security. For more information, see the sections of this joint proxy statement/prospectus entitled “The Transaction Agreements – Summary of the Merger Agreement – Transaction Consideration” beginning on page 170 and “Market Price Information” beginning on page 73.

•

Valuation Considerations. The fact that the Transaction Consideration of $6.90 per share represents a premium to the midpoint of CHP’s most recently announced estimated NAV per share of $6.64, particularly taking into account that CHP’s estimated NAV per share is based on estimates of fair value of CHP’s properties and outstanding debt and may not necessarily correspond to realizable value upon the sale of such properties and that the estimated NAV per share may not reflect the amount that would be realized upon a sale of each of CHP’s properties. See the information provided in the section entitled “The Transaction Agreements – Summary of the Merger Agreement – Transaction Consideration” for more information about the Transaction Consideration to be paid to holders of CHP Common Stock.

•

Lack of Viable Strategic Alternatives. The fact that CHP began considering Possible Strategic Alternatives in 2017 and, for the residual CHP seniors housing business, has not been successful in finding a strategic partner offering the value and liquidity being offered in the Transactions, including following the comprehensive process that CHP, with the assistance of KBCM, has engaged in during 2025. The CHP Special Committee also considered that the Merger Agreement allows CHP to respond to unsolicited takeover proposals if other unknown parties decide to approach CHP and make an offer prior to the CHP stockholder vote. For more information on CHP’s ability to consider alternative acquisition proposals, see the section of this joint proxy statement/prospectus entitled “The Transactions – Alternative Proposals; No Solicitation” beginning on page 183.

•

Industry, Business and Financial Considerations. The understanding of CHP’s business, assets, properties, financial condition and results of operations, its competitive position and historical and project financial performance, and the nature of the seniors housing industry, including the risks and uncertainties facing CHP’s business, such as:

•

Increases in the rate of inflation, both real and anticipated, as well as any resulting governmental policies, could adversely affect the economy and the costs of labor, goods, and services to CHP’s tenants and operators;

•	CHP’s business relies on the performance of third party managers and tenants, and the financial conditions of the operators and tenants can impact CHP’s operating revenues;

•

The seniors housing industry is continuing to recover from the decline in occupancy, resident fees, and revenues, and increases in operating expenses resulting from or subsequent to the COVID-19 pandemic and other macroeconomic impacts; and

•	Uncertainties and costs associated with refinancing CHP’s borrowings, which currently mature in May 2026.

•

Strategic and Operational Fit. The combination of SNDA and CHP creates the eighth largest owner of U.S. senior living assets with approximately 14,700 units, with offerings across the continuum of care focused on up-market and mid-market communities and clustered around key regional markets with strong underlying growth fundamentals, further expanding each of SNDA’s and CHP’s exposure to geographic areas aligned with their respective strategies.

•

Strength of Combined Company. The expected strength of the Combined Company and the ownership percentage by CHP stockholders following the completion of the Transactions, including expected cost and operating synergies and access to capital at lower costs than if CHP remained independent.

•

Likelihood of Completion. The belief in the high probability that the Transactions would be completed based on SNDA’s securing of $110 million in equity commitments and receipt of debt commitments for $900 million combined with no financing condition to SNDA’s obligation to close, along with the limited rights of SNDA to terminate the Merger Agreement.

•

Continuous Dividends. CHP is permitted pursuant to the terms of the Merger Agreement to continue to pay, consistent with prior quarters, regular quarterly cash dividends of up to $0.0256 per share and a pro-rated dividend for any partial quarter occurring prior to the First Closing Date, as applicable, in accordance with the terms of the Merger Agreement until consummation of the Transactions.

•	Opinion of Financial Advisor. The opinion of KBCM provided orally at the CHP Board meeting and subsequently confirmed by delivery of KBCM written opinion, dated November 4, 2025, to the CHP

Board and the CHP Special Committee that, as of the date of the written opinion and based upon and subject to the factors and assumptions set forth therein, the Transaction Consideration to be received in the Transactions by the holders of CHP Common Stock (other than Excluded Shares) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders.

•

Other Terms and Conditions of the Merger Agreement. The terms and conditions of the Merger Agreement, which were reviewed by the CHP Special Committee and the CHP Board with its financial advisor and respective outside legal counsel, and the fact that such terms were the result of robust arm’s length negotiations between the parties, including, among other things:

•	the well-defined conditions to closing for the Transactions;

•

alignment with two of the largest beneficial owners of SNDA Stock who have committed to invest an aggregate amount of approximately $110 million in connection with the Transactions, however, also taking into account the right to approve any changes to the terms of SNDA’s equity financing if alternative equity financing is utilized by SNDA, ensuring that the terms of any equity financing are not more dilutive or on terms less favorable to the SNDA stockholders following closing, which stockholders will include the CHP stockholders; and

•

the right to receipt of a reverse termination fee of $30,000,000 in the event of SNDA’s breach or default under the Merger Agreement. See the section entitled “The Transaction Agreements – Summary of the Merger Agreement – Termination of the Merger Agreement; Termination Fees and Expenses” beginning on page 194 for a detailed discussion of the circumstances in which CHP would receive a reverse termination fee.

In addition to the factors above, which were all taken into account by the CHP Board, the CHP Board’s decision was based on additional factors, including the following (which were neither ranked nor weighted in any manner by the CHP Board):

•	CHP Special Committee Recommendation. The recommendation of the CHP Special Committee and all of the factors set forth above on which such recommendation was based;

•

Arm’s Length Negotiations. The fact that the exchange ratio and the other terms of the Merger Agreement resulted from arm’s-length negotiations between the CHP Special Committee and its legal and financial advisors, on the one hand, and the SNDA Board and its legal and financial advisors, on the other hand;

•	Diligence on SNDA. CHP’s management and its legal and financial advisors’ understanding of SNDA and SNDA’s business, financial position, financial performance and results of operations; and

•

CHP Special Committee Advisors. The fact that the CHP Special Committee was assisted and advised by its own outside financial and legal advisors in negotiating and evaluating the terms of the Merger Agreement.

In the course of its deliberations, the CHP Special Committee and the CHP Board also considered a number of uncertainties, risks and other countervailing factors relating to entering into the Merger Agreement and the Transactions and concluded that the anticipated benefits of the Transactions were likely to substantially outweigh these risks. These potential risks include the following (which are presented below in no particular order and which were neither ranked nor weighted in any manner by either of the CHP Special Committee or the CHP Board):

•

Limited Trading Volume of SNDA Common Stock. The fact that the trading volume of SNDA Common Stock has historically been limited. The shares of SNDA Common Stock to be issued to CHP stockholders as the Aggregate Stock Consideration will be in excess of historical trading volumes and if a significant number of CHP stockholders sell their SNDA shares following the consummation of the Transactions there is no historical data to estimate the impact on the market price of the SNDA

Common Stock. Therefore, the proceeds received by CHP stockholders from any potential sale of the shares of SNDA Common Stock received as consideration will be difficult to estimate.

•

Fluctuations in the Amount of Stock Consideration. The risk that the price per share of the SNDA Common Stock based on the Exchange Ratio falls outside of the collar provision applicable to the stock consideration and the CHP stockholders either receive fewer shares of SNDA Common Stock as consideration than they would otherwise be entitled to in the absence of the collar or do not benefit from increases in the price per share of the SNDA Common Stock than they would otherwise be entitled to in the absence of the collar.

•

Fluctuations in the Price of SNDA Common Stock. The risk that following closing of the Transactions the price per share of the SNDA Common Stock may be subject to volatility causing the value of the shares of SNDA Common Stock received as consideration to change.

•

Failure to Achieve Strategic Benefits. The risk that the anticipated benefits of the Transactions will not be realized when expected or at all, including as a result of the impact of, or difficulties arising from, the integration of the two companies or as a result of general market conditions and competitive factors in the areas where CHP and SNDA operate businesses;

•

Availability of Financing. The risk that, despite SNDA have equity commitments and debt commitment letters and the lack of a financing contingency to SNDA’s obligation to consummate the Transactions, SNDA is unable to secure sufficient equity and debt financing to consummate the Transactions on acceptable terms, if at all.

•

Risks the Transactions May Be Delayed or May Not Be Completed. The risk that the Transactions may not be completed despite the efforts of CHP and SNDA or that completion of the Transactions may be unduly delayed, including as a result of factors outside either party’s control.

•	No Appraisal Rights. The fact that CHP’s stockholders will not be entitled to appraisal or dissenters’ rights in connection with the Transactions.

•	Non-Solicitation Covenant. The fact the Merger Agreement prohibits CHP from soliciting takeover proposals from third-parties.

•

Restrictions on Certain Other Activities. The risks presented by operating covenants in the Merger Agreement that require each party, prior to the consummation of the Transactions, to conduct their respective businesses in the ordinary course and which prohibit CHP and may limit SNDA from undertaking or pursuing certain strategic transactions or significant capital projects, financing transactions or other actions, during the pendency of the Transactions.

•	Relationships with Tenants and Operators. The potential effect of the Transactions on CHP’s and SNDA’s overall business, including their respective relationships with tenants, operators, and lessees.

•

Risks Related to Third-Party and Regulatory Consents. The regulatory and other approvals required in connection with the Transactions may not be received in a timely manner or at all or may impose materially burdensome conditions that would lead to the termination or abandonment of the Merger Agreement.

•

Merger Agreement Termination Fee; Expense Reimbursement. The risk that CHP would be required to pay a termination fee of $30,000,000 to SNDA if the Merger Agreement is terminated under certain circumstances, even if such termination was due to factors outside of CHP’s control, and the risk that CHP would be required to reimburse SNDA for up to $10,000,000 of its out-of-pocket expenses if the CHP stockholders decide not to approve the Transactions.

•

Costs and Expenses. The costs to be incurred in connection with the Transactions and the integration of CHP’s business into SNDA may be higher than anticipated, including as a result of unexpected factors or events.

•

Diversion of Management’s Attention. Risks related to the possible diversion of management focus and resources from the operation of CHP’s and SNDA’s respective businesses while working to consummate the Transactions and to integrate the two companies.

•

Potential Conflicts of Interest. The fact that CHP’s directors and executive officers and CHC have financial interests in the Transactions contemplated by the Merger Agreement which may be different from or in addition to those of other stockholders, as more fully described under “The Transactions – Interests of CHP’s Directors and Executive Officers in the Transactions.”

•	Litigation Risk. The potential for legal claims challenging the Transactions, which could prevent the Transactions and/or divert management’s focus and resources.

•

Risk of Exclusivity Period. The fact that the letter of intent that was executed on September 2, 2025 included a provision related to exclusivity and prevented CHP from seeking out other potential acquirers during the period between signing the letter of intent and signing the merger agreement. CHP recognized that such provision was insisted upon by SNDA as a condition to entering into a due diligence period, and recognized that the period was of a limited duration and limited extensions of such period if SNDA proposed material changes to the terms of the proposed transaction.

The CHP Special Committee and the CHP Board each determined that the risks and potentially negative factors associated with the Transactions were outweighed in each case by the potential benefits of the Transactions and each determined that the Merger Agreement and the transaction documents to which CHP is a party and the Transactions are advisable and in the best interests of CHP and the CHP stockholders.

As noted above, the CHP Special Committee and CHP Board considered that certain of CHP’s directors and executive officers and CHC have interests in the Transactions that are different from, or in addition to, the interests of CHP stockholders generally, which may create a potential divergence of interests or the appearance thereof. In considering the determinations and recommendations of the CHP Special Committee and the CHP Board with respect to the Transactions, you should be aware of these interests. For more information on these interests, see the section of this joint proxy statement/prospectus entitled “The Transactions – Interests of CHP’s Directors and Executive Officers in the Transactions.”

The foregoing discussion of the information and factors considered by the CHP Special Committee and the CHP Board in reaching their respective conclusions and recommendations is not intended to be exhaustive, but includes the material factors considered by the CHP Special Committee and the CHP Board. In view of the wide variety of factors considered in connection with its evaluation of the Merger Agreement and the Transactions, and the complexity of these matters, neither the CHP Special Committee nor the CHP Board found it practicable to, and each did not attempt to, quantify, rank, or assign any relative or specific weights to the various factors considered in reaching its respective determinations and making its respective recommendations. In addition, individual directors may have given different weight to different factors. The CHP Special Committee and the CHP Board each considered all of the foregoing factors as a whole and based its respective recommendations on the totality of the information presented.

The foregoing discussion also contains forward-looking statements with respect to future events that may have an effect on CHP’s business, financial condition or results of operations or the future financial performance of the surviving company of the Transactions. See the sections of this joint proxy statement/prospectus entitled “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 49 and “Risk Factors” beginning on page 37.

Recommendation of the CHP Special Committee

The CHP Special Committee, having fully considered the Transactions, the APA and the TSA, unanimously (i) determined that the Transactions are advisable and in the best interests of CHP and its stockholders, (ii) recommended that the CHP Board authorize and approve the execution and delivery of the Merger Agreement by CHP and its subsidiaries party thereto and the performance by CHP and its subsidiaries party thereto of the Transactions, and (iii) recommended that the CHP Board submit the Transactions to a vote of the holders of CHP Common Stock.

Opinion of CHP’s Financial Advisor

On November 4, 2025, CHP’s financial advisor, KBCM, delivered to the CHP Board an oral opinion, subsequently confirmed by the delivery of a written opinion dated November 4, 2025, to the effect that, as of the date of the written opinion and based on and subject to the assumptions made, qualifications, limitations and other matters set forth in the written opinion, the Transaction Consideration to be received in the Transactions by the holders of CHP Common Stock (other than Excluded Shares) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders.

The full text of KBCM’s written opinion, dated November 4, 2025, which sets forth, among other things, the assumptions made, qualifications, limitations and other matters considered on the review undertaken by KBCM in rendering its opinion, is attached to this joint proxy statement/prospectus as Annex C and is incorporated into this joint proxy statement/prospectus by reference in its entirety. The summary of KBCM’s opinion set forth below is qualified in its entirety by reference to the full text of the opinion. CHP urges its stockholders to read the opinion carefully and in its entirety. KBCM’s opinion, the issuance of which was authorized by KBCM’s fairness opinion committee, was provided for the information of the CHP Board and the CHP Special Committee (in their respective capacities as such) in their evaluation of the Transactions and was limited to the fairness, from a financial point of view, as of the date of the written opinion, of the Transaction Consideration to be received in the Transactions by the holders of CHP Common Stock (Excluded Shares) pursuant to the Merger Agreement. KBCM’s opinion does not address any other aspects or implications of the Transactions and does not constitute a recommendation to any CHP stockholder as to how such stockholder should vote or act on any matters relating to the Transactions. KBCM’s opinion does not address CHP’s underlying business decision to effect the Transactions, the relative merits of the Transactions as compared to any alternative business strategies that might exist for CHP or the effect of any other transaction in which CHP might engage. The following is a summary of KBCM’s opinion.

In arriving at its opinion, KBCM reviewed and analyzed, among other things, the following:

•	a November 1, 2025 draft copy of the Merger Agreement;

•

certain publicly available information concerning CHP and SNDA that KBCM considers relevant to its inquiry, including, but not limited to, certain of CHP’s Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q filed with the SEC;

•

certain internal information, primarily financial in nature and including certain financial forecasts relating to CHP and its financial condition, concerning the business and operations of CHP furnished to KBCM by CHP for purposes of KBCM’s analysis, and selected elements of which are presented above in the section entitled “The Transactions – Unaudited Prospective Financial Information Prepared by CHP”;

•

certain internal information, primarily financial in nature and including certain financial forecasts relating to SNDA and its financial condition, concerning the business and operations of SNDA that were prepared by SNDA’s management and furnished to KBCM at the direction of CHP for purposes of KBCM’s analysis, and selected elements of which are presented above in the section entitled “The Transactions – Unaudited Prospective Financial Information Prepared by SNDA”;

•	certain publicly available information with respect to financial performance and securities of certain other companies that KBCM believed to be comparable to CHP and SNDA; and

•	certain publicly available information concerning the financial terms of certain other transactions that KBCM considered relevant to its inquiry.

In addition to the foregoing, KBCM also met with certain officers and employees of CHP to discuss the business, financial condition, operations and prospects of CHP, as well as other matters KBCM believed relevant to its inquiry. KBCM also performed such other analyses and considered such other data and information as it deemed appropriate.

In KBCM’s review and analysis and in arriving at its opinion, KBCM assumed and relied upon the accuracy and completeness of all of the financial and other information provided to or otherwise reviewed by or discussed with KBCM or publicly available. KBCM also assumed that the representations and warranties of each of the parties to the Merger Agreement were and will be true and correct in all respects material to its analysis. KBCM has not been engaged to, and has not independently attempted to, verify any of such information or its accuracy or completeness. KBCM also relied upon the management of CHP as to the reasonableness and achievability of the CHP financial forecast (and the assumptions and bases therefor) provided to KBCM and, with CHP’s consent, assumed that such forecast was reasonably prepared on bases that reflect the best currently available estimates and judgments of the management of CHP of the future financial performance of CHP and other matters covered thereby. With respect to the SNDA financial forecast, at CHP’s direction KBCM relied upon the reasonableness and achievability (and the assumptions and bases therefor) of such forecast and, with CHP’s consent, assumed that such forecast was reasonably prepared on bases that reflect the best currently available estimates and judgments of the management of SNDA of the future financial performance of SNDA and other matters covered thereby. KBCM was not engaged to assess the reasonableness or achievability of such forecasts or the assumptions on which they were based, and expresses no view as to such forecasts or assumptions. In addition, KBCM has not conducted a physical inspection, valuation or appraisal of any of the assets (including properties or facilities) or liabilities of CHP or SNDA. KBCM is also not expressing any view or opinion with respect to, and, at CHP’s direction, has relied upon, the assessments of representatives of CHP regarding legal, regulatory, accounting, tax and similar matters relating to CHP or the Transactions, as to which matters KBCM understands that CHP obtained such advice as it deemed necessary from qualified advisors and professionals. KBCM also assumed that all governmental, regulatory or other consents, releases and approvals necessary for the consummation of the Transactions will be obtained without any adverse effect on CHP or the Transactions that would be meaningful to its analysis. In rendering its opinion, KBCM assumed, with CHP’s consent, that the final executed form of the Merger Agreement would not differ in any material respect from the draft that it examined, and that the closing conditions as set forth in the Merger Agreement would be satisfied and that the contemplated transactions will be consummated on a timely basis on the terms set forth in the Merger Agreement without waiver, modification or amendment of any term or condition that would be meaningful to KBCM’s analysis.

It should be noted that this opinion is based on economic and market conditions and other circumstances existing on, and information made available to KBCM as of, November 4, 2025 and does not address any matters subsequent to such date. In addition, KBCM’s opinion is, in any event, limited to the fairness, as of November 4, 2025, from a financial point of view, of the Transaction Consideration to be paid to the holders of CHP Common Stock (other than in respect of Excluded Shares) pursuant to the Merger Agreement and does not address CHP’s underlying business decision to engage in the Transactions or any other terms of the Transactions, or the fairness of the Transactions, or any consideration paid in connection therewith, to creditors or other constituencies of CHP. In addition, KBCM does not express any opinion as to (i) what the value of SNDA Common Stock included in the Transaction Consideration will be when issued pursuant to the Transactions, the prices at which the SNDA Common Stock will trade at any time, or the potential effects of volatility in the credit, financial and stock markets on SNDA, CHP or the Transactions, or (ii) the amount or the nature of the compensation now paid or to be paid, in each case, to any of the directors, officers or employees of CHP, or class of such persons, relative to the consideration to be paid to stockholders of CHP. KBCM has not evaluated nor does it express any opinion on the solvency or viability of the parties to the Merger Agreement or their respective affiliates or the ability of such parties to pay their respective obligations when they come due, either before or after the completion of the Transactions. It should be noted that although subsequent developments may affect this opinion, KBCM does not have any obligation to update, revise or reaffirm its opinion. This opinion has been approved by a fairness committee of KBCM.

For a summary of the material financial analyses presented by KBCM to the CHP Board and CHP Special Committee in connection with the delivery of KBCM’s opinion, see the sections entitled “The Transactions – CHP Financial Analyses” and “The Transactions – SNDA Financial Analyses” below. These summaries, however, do not purport to be a complete description of the financial analyses performed by KBCM, nor does the order of analyses described represent relative importance or weight given to those analyses by KBCM. Except as otherwise noted, the quantitative information included in these analyses, to the extent that it is based on market data, is based on market data as it existed on or before November 4, 2025, and is not necessarily indicative of current market conditions.

The preparation of financial opinions is a complex process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, financial opinions are not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summaries set forth below, without considering the analyses as a whole, could create an incomplete view of the processes underlying KBCM’s financial opinion. Furthermore, mathematical analysis (such as determining the average or median) is not always in itself a meaningful method of using the data referred to below. Some of the information presented below is in tabular format. In order to fully understand the financial analyses used by KBCM, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. In arriving at its fairness determination, KBCM considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis considered by it. Rather, KBCM made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses. No company or transaction used in the following analyses as a comparison is perfectly comparable to CHP or SNDA or the Transactions.

These analyses do not purport to be appraisals nor do they necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by these analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of CHP, SNDA, KBCM, or any other person assumes responsibility if future results are materially different from those forecasts.

CHP Financial Analyses

Discounted Cash Flow Analysis

KBCM conducted a discounted cash flow analysis of CHP using the financial projections related to CHP for the purpose of determining an implied fully diluted equity value per share of CHP Common Stock.

For purposes of this analysis, KBCM utilized a forecast that was prepared by CHP’s management covering the projected fiscal periods 2026 through 2030. KBCM also calculated a range of terminal values for CHP by applying a range of terminal capitalization rates of 6.8% to 8.0%, which range was selected by KBCM based on the median capitalization rates of single asset transactions in identified geographic regions in which CHP owns properties, to the projected year-five net operating income of CHP. The unlevered free cash flows and the range of terminal values were then discounted to present values using mid-year convention and discount rates ranging from 9.3% to 11.3%, reflecting KBCM’s estimates of CHP’s weighted average cost of capital (WACC) consistent with the Capital Asset Pricing Model (CAPM), calculated by KBCM using its professional judgement and experience and review of data from public filings and research services.

This analysis indicated an implied share price range of $6.38 to $8.50 per share of CHP Common Stock.

Comparable Public Companies Analysis

KBCM also considered a selected public companies analysis to estimate an implied per share value of CHP Common Stock through an analysis of estimated forward implied capitalization rates of similar publicly-traded companies. These comparable companies, which focus on senior healthcare assets, included:

Senior Housing Peer	Implied Nominal Capitalization Rate
Omega Healthcare Investors (NYSE: OHI)	6.8%
American Healthcare REIT (NYSE: AHR)	5.2%
CareTrust REIT (NYSE: CTRE)	6.0%
Sabra Health Care REIT (NASDAQ: SBRA)	7.7%
National Health Investors (NYSE: NHI)	6.4%
LTC Properties (NYSE: LTC)	8.5%

Median	6.6%

KBCM noted that none of these selected public companies was directly comparable to CHP, or had an identical portfolio of properties or financial profile.

KBCM applied an illiquidity and sizing discount of 15% to reflect the non-traded nature of CHP Common Stock as well as the overall size of CHP’s portfolio of properties related to these publicly-traded comparable companies. To determine the implied real estate value, KBCM applied a plus/minus 50 basis point spread to the adjusted peer median implied capitalization rate of 6.6% and applied the resulting range to CHP’s projected cash net operating income for 2026 of $127.7 million.

This analysis yielded an implied valuation range of $6.25 to $7.69 per share of CHP Common Stock.

Precedent Portfolio Transactions Analysis

KBCM also reviewed certain financial data and the purchase prices paid in 12 real estate portfolio and entity-level transaction involving senior housing assets, for which relevant information was available, based on the following criteria:

•	Senior housing portfolio and entity-level transactions in the United States sized greater than $400 million in total value

•	Transactions closed over the last five years

KBCM noted that none of these selected portfolios was identical to CHP’s portfolio of properties.

Selected Precedent Portfolio Transactions

Date	Portfolio Name	Buyer	Seller
6/9/2025	NorthStar Healthcare Income	Welltower	NorthStar Healthcare Income
5/19/2025	Focus US Senior Living Portfolio 2025	Welltower	Focus Healthcare Partners
2024/2025	Welltower US SH Portfolio and 2024 JV Portfolio	Brookdale Senior Living	Welltower
10/29/2024	CPF US Senior Housing Portfolio 2024	Ventas	Chicago Pacific Founders
12/1/2023	Sentio Investment US Senior Housing Portfolio 2023	Welltower	Sentio (Kayne Anderson Capital)
3/6/2022	3 Separate Portfolios	Welltower	Various

Date	Portfolio Name	Buyer	Seller
12/1/2021	NorthStar/Freshwater Seniors Housing Portfolio	Welltower	Northstar Healthcare / Freshwater Group
6/28/2021	New Senior Investment Group	Ventas	New Senior Investment Group
6/21/2021	Holiday Seniors Housing Portfolio	Welltower	Holiday Seniors
4/30/2021	Healthpeak Oakmont Portfolio	Harrison Street	Healthpeak Properties
1/20/2021	Healthpeak/Columbia US Senior Housing 2021	Omega Healthcare	Columbia Pacific, Healthpeak Properties
1/15/2021	Healthpeak US Sunrise Senior Housing Portfolio	Brookfield Asset Management	Healthpeak Properties

For the low end of the implied real estate valuation range, KBCM applied the median price per unit from these selected precedent transactions of $202,867 to CHP’s unit count of 7,535. For the high end of the implied real estate valuation range, KBCM applied the median capitalization rate metric from these selected precedent transactions (utilizing those precedent transactions where the median capitalization rate was available) of 6.8% to CHP’s projected cash net operating income for 2026 of $127.7 million.

This analysis yielded an implied valuation range of $5.79 to $7.81 per share of CHP Common Stock.

Net Asset Value Analysis

KBCM analyzed the value of CHP as a function of the net value of its assets. KBCM based its net asset value analysis by reviewing 1,262 asset sale transactions based on the following criteria:

•	The transactions involved individual senior housing assets in the same geographic regions as CHP’s portfolio of assets

•	Transactions closed since October 2020

•	Includes assets of similar quality where price per square footage data was disclosed

Region	Median Market Cap Rate
Southwest (TX, NV, UT, CO, NM, AZ, OK)	7.2%
Northwest (OR, WA, ID, MT, WY)	7.9%
Midwest (ND, SD, NE, KS, MO, IL, IN, OH, KY, MI, WI, MN, IA)	7.4%
Southeast (AR, LA, MS, TN, AL, GA, FL, SC, NC)	7.3%
Mid-Atlantic (VA, WV, MD, PA, NJ, NY, DE)	7.4%

KBCM noted that none of these selected assets was identical to any CHP asset.

For the low and high end of the implied real estate valuation range, KBCM applied a plus/minus 30 basis point spread to the median capitalization rate metric in each geographic region to CHP’s 2026 projected cash net operating income generated in each respective region.

This analysis yielded an implied valuation range of $6.50 to $7.30 per share of CHP Common Stock.

SNDA Financial Analyses

Discounted Cash Flow Analysis

KBCM conducted a discounted cash flow analysis of SNDA on a standalone basis using the financial projections related to SNDA for the purpose of determining an implied fully diluted equity value per share of SNDA Common Stock.

For purposes of this analysis, at the direction of CHP, KBCM utilized a forecast that was prepared by SNDA’s management covering the projected fiscal periods 2026 through 2030. KBCM also calculated a range of terminal values for SNDA by applying a range of terminal capitalization rates of 6.7% to 7.9%, which range was selected by KBCM based on the median capitalization rates of single asset transactions in identified geographic regions in which SNDA owns properties, to the projected year-five net operating income of SNDA (adjusted to reflect an industry standard property management fee of 5% of revenue). The unlevered free cash flows and the range of terminal values were then discounted to present values using mid-year convention and discount rates ranging from 9.9% to 11.9%, reflecting KBCM’s estimates of SNDA’s weighted average cost of capital (WACC) consistent with the Capital Asset Pricing Model (CAPM), calculated by KBCM using its professional judgement and experience and review of data from public filings and research services.

This analysis indicated an implied share price range of $24.45 to $39.06 per share of SNDA Common Stock.

Comparable Public Companies Analysis

KBCM also considered a selected public companies analysis to estimate an implied per share value of SNDA Common Stock through an analysis of estimated forward implied capitalization rates and EBITDA multiples of similar publicly-traded companies. These comparable companies, which either focus on senior healthcare assets or are similar property operators, included:

Senior Housing Peer	Enterprise Value / 2026E EBITDA (EV/’26P EBITDA)	Implied Nominal Capitalization Rate(1)

Omega Healthcare Investors (NYSE: OHI)		6.8%
American Healthcare REIT (NYSE: AHR)		5.2%
CareTrust REIT (NYSE: CTRE)		6.0%
Sabra Health Care REIT (NASDAQ: SBRA)		7.7%
National Health Investors (NYSE: NHI)		6.4%
LTC Properties (NYSE: LTC)		8.5%
Public Operator Peer
The Ensign Group (NASDAQ: ENSG)	15.5x
Brookdale Senior Living (NYSE: BKD)	13.1x
Median	14.3x	6.6%

KBCM noted that none of these selected public companies was directly comparable to SNDA, or had an identical portfolio of properties or financial profile.

KBCM applied an illiquidity and sizing discount of 15% to reflect the thinly-traded nature of SNDA Common Stock as well as the overall size of SNDA’s portfolio of properties related to these publicly-traded comparable companies. To determine the implied real estate value, KBCM utilized the operator median EV/’26P EBITDA as the low end of the range, and the senior housing peer group median forward capitalization rate of 6.6% applied to SNDA’s projected cash net operating income for 2026 (adjusted to reflect an industry standard property management fee of 5% of revenue) as the high end of the range. For purposes of these calculations, KBCM made certain adjustments to the value attributable to repositioning and joint venture real estate assets utilizing gross book value or acquisition prices where available.

This analysis yielded an implied valuation range of $14.35 to $27.50 per share of SNDA Common Stock.

Net Asset Value Analysis

KBCM analyzed the value of SNDA as a function of the net value of its assets. KBCM based its net asset value analysis by reviewing 1,262 asset sale transactions based on the following criteria:

•	The transactions involved individual senior housing assets in the same geographic regions as SNDA’s portfolio of assets

•	Transactions closed since October 2020

•	Includes assets of similar quality where price per square footage data was disclosed

Region	Median Market Cap Rate
Southwest (TX, NV, UT, CO, NM, AZ, OK)	7.2%
Northeast (ME, NH, VT, MA, RI, CT)	5.9%
Midwest (ND, SD, NE, KS, MO, IL, IN, OH, KY, MI, WI, MN, IA)	7.4%
Southeast (AR, LA, MS, TN, AL, GA, FL, SC, NC)	7.3%
Mid-Atlantic (VA, WV, MD, PA, NJ, NY, DE)	7.4%

KBCM noted that none of these selected assets was identical to any SNDA asset.

For the low and high end of the implied real estate valuation range, KBCM applied a plus/minus 30 basis point spread to the median capitalization rate metric in each geographic region to CHP’s 2026 projected cash net operating income generated in each respective region, applying assumptions for industry-standard management fees to arrive at comparable net operating income values. For SNDA’s repositioning and joint venture assets, KBCM utilized a market price-per-unit approach, applying a plus/minus spread of $20,000 to the average price-per-unit.

This analysis yielded an implied valuation range of $22.34 to $29.11 per share of SNDA Common Stock.

Discounted Future Share Price Analysis

KBCM performed an analysis of the implied present value of an illustrative future value per share of SNDA Common Stock on a standalone basis based on current multiples and historical trading data, discounting the implied future share price to present at SNDA’s cost of equity. KBCM utilized SNDA’s cost of equity to be 12.5%, which KBCM derived in a manner consistent with the CAPM calculations that it utilized to determine SNDA’s WACC in connection with the discounted cash flow analysis described in “The Transactions – Discounted Cash Flow Analysis”, above.

KBCM first calculated illustrative future implied share prices of SNDA by applying SNDA’s 2026 and 2027 projected price/funds-from-operations (P/FFO) multiples (calculated based on SNDA’s share price of $25.90 as of October 31, 2025) to SNDA’s 2026 and 2027 projected FFO per share. KBCM sensitized a range of cost of equity (plus/minus 75 basis points) and FFO multiples (plus/minus 10%) to illustrate a more comprehensive range of values.

This analysis indicated an implied share price range of $19.35 to $26.91 per share of SNDA Common Stock.

Miscellaneous

Pursuant to an engagement letter between CHP and KBCM, CHP will be obligated to pay KBCM a fee equal to a specified portion of the transaction value of the contemplated Transactions, as the term “transaction value” is defined in the engagement letter, which total fee amount is estimated as of this date to be approximately $5.3 million. In addition, a $1.5 million fee is payable from CHP in connection with KBCM’s delivery of the fairness opinion described above. CHP has also agreed to reimburse KBCM, subject to certain conditions, for reasonable and documented expenses incurred by KBCM in performing its services, and to indemnify KBCM and related persons against certain liabilities arising out of its engagement in connection with the Transactions.

KBCM and its affiliates in the past have provided services to CHP unrelated to the Transactions for which services KBCM and such affiliates have received compensation. Since January 1, 2023, this has included having participated as a lender in certain financing transactions for CHP in 2023, for which KBCM and its affiliates earned lending and related fees of approximately $2.4 million in the aggregate. Since January 1, 2023, neither KBCM nor any of its affiliates has had a material lending, financial advisory or other commercial relationship with SNDA or any of entities known by KBCM, as reflected in its internal records, to be an affiliate of SNDA. Neither KBCM nor its affiliates maintain proprietary trading positions in either CHP or SNDA for their own account. While affiliates of KBCM may hold investment positions in such persons in a depositary, custodial or other similar third-party relationship on behalf of its clients, neither KBCM nor any affiliate of KBCM has beneficial ownership of any of these securities or instruments.

The CHP Special Committee selected KBCM to act as its financial advisor in connection with the Transactions to assist and advise the CHP Special Committee and the CHP Board based on KBCM’s demonstrated ability to drive optimal outcomes for CHP and the CHP Stockholders, its appropriately resourced and committed deal team, and its specifically tailored expertise for this engagement.

SNDA’s Reasons for the Transactions; Recommendation of the SNDA Board of Directors

In evaluating the Transactions, the SNDA Board consulted with SNDA’s management and SNDA’s legal and financial advisors and, after consideration, the SNDA Board has unanimously determined that the Merger Agreement and the Transactions, including the issuance of SNDA Common Stock to the former holders of CHP Common Stock in connection with the Transactions and the issuance of SNDA Common Stock to the Investors in connection with the Equity Financing, are advisable and in the best interests of SNDA and its stockholders. In reaching its decision to approve the Merger Agreement and the Transactions contemplated by the Merger Agreement, and to recommend that the holders of SNDA Stock approve the Authorized Share Increase Proposal and the Stock Issuance Proposal, the SNDA Board evaluated the Merger Agreement and the Transactions contemplated by the Merger Agreement in consultation with SNDA’s management, and considered a number of factors, including the following (which are presented below in no particular order):

•	each of SNDA’s and CHP’s business, operations, balance sheet and financial condition, asset quality, earnings and prospects;

•

SNDA’s and CHP’s complementary footprints that deepen SNDA’s exposure to high-quality assets in strong submarkets in the South, Southeast and Midwest while expanding national exposure to attractive markets including the Mountain West and Pacific Northwest;

•	the Transactions more than double the number of SNDA’s owned units to approximately 14,700, creating the eighth largest owner of U.S. senior living assets;

•	the Combined Company will provide services across the continuum of care, focused on up-market and mid-market, clustered around key regional markets with strong underlying growth fundamentals;

•

the combination expands future investment pipeline with new strategic operator relationships, broader geographic footprint and ability to increase inorganic growth with high-return investment opportunities;

•

the expectation, based on estimates provided by SNDA’s and CHP’s management teams prior to the execution of the Merger Agreement, that SNDA and CHP combined will be able to achieve annual cost synergies of $16 - $20 million to be realized over the 12 months following the closing of the Transactions, as well as future upside from operating synergies, including the application of SNDA’s well-developed sales and marketing and operational capabilities and benefits of scale across the Combined Company’s portfolio;

•

the Combined Company will have an increased equity market capitalization (approximately 500% increase in SNDA’s free float to $1.0 billion), expected increase in trading liquidity and access to capital;

•

the Transactions create flexibility to optimize the combined SNDA and CHP portfolio with a focus on assets operating with strong growth characteristics and long-term sustainable earnings, with the expectation of thoughtfully evaluating dispositions in low growth, non-strategic markets;

•	the expectation that the Transactions will result in deleveraging SNDA from low-9x to mid- to upper-7x net debt to EBITDA following closing of the Transactions and full integration of the companies;

•

the expectation that the Transactions will strengthen SNDA’s balance sheet, improve borrowing costs, accelerate the path to SNDA’s medium-term leverage target of 6x net debt to EBITDA and amend SNDA’s revolving credit facility to increase availability thereunder, extend maturity and reduce pricing;

•	the expectation that the Combined Company will enhance operational control and capital allocation through a unified owner-operator-investor model;

•

the aggregate amount of Transaction Consideration payable in cash is fixed at $2.32 per share of CHP Common Stock and the aggregate amount of Transaction Consideration payable in shares of SNDA Common Stock is subject to the Exchange Ratio;

•

the opinion, dated November 4, 2025, of RBC Capital Markets to the SNDA Board as to the fairness, from a financial point of view and as of such date, to SNDA of the Transaction Consideration (referenced, for purposes of RBC Capital Markets’ financial analyses and opinion, as the implied consideration, as of the date of RBC Capital Markets’ opinion, of $6.90 per outstanding share of CHP Common Stock, consisting of $2.32 per share in cash and the remaining $4.58 per share in shares of SNDA Common Stock) provided for pursuant to the Merger Agreement, which opinion was based on and subject to the assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken by RBC Capital Markets as more fully described in the section entitled “The Transactions – Opinion of SNDA’s Financial Advisor”;

•

the support of the Transactions contemplated by the Merger Agreement by entities affiliated with Conversant Capital LLC, who entered into a Voting Agreement with CHP, pursuant to which, among other things, certain affiliates of Conversant agreed to (a) vote their shares of SNDA Stock in favor of the Authorized Share Increase Proposal, the Stock Issuance Proposal and the SNDA Adjournment Proposal, (b) grant an irrevocable proxy in favor of CHP in respect of the foregoing and (c) not transfer such shares of SNDA Stock, with certain limited exceptions, as more fully described below under the section entitled “The Transaction Agreements – Summary of the Voting Agreement” of this joint proxy statement/prospectus;

•

that, pursuant to the Merger Agreement, CHP agreed to reimburse SNDA for up to $10,000,000 of its documented, reasonable, out-of-pocket transaction related expenses paid or payable in the event that the Merger Agreement is terminated as a result of CHP’s failure to obtain the approval of its stockholders at the CHP Annual Meeting;

•	the possibility that CHP may be required to pay a termination fee of $30,000,000 following a termination of the Merger Agreement under certain circumstances;

•

that pursuant to the APA and TSA, certain affiliates of CHP will provide certain transition services to SNDA and make certain employees available for hire in connection with SNDA’s integration efforts, as more fully described below under the section entitled “The Transaction Agreements – Summary of the Asset Purchase and Sale Agreement” beginning on page 201 and “The Transaction Agreements – Summary of the Transition Services Agreement” beginning on page 201 of this joint proxy statement/prospectus;

•	its review and discussions with SNDA’s management and advisors concerning SNDA’s due diligence examination of CHP;

•	the approval of the Investment Documents and transactions contemplated thereby by the SNDA Special Committee as advisable and in the best interests of SNDA and its stockholders;

•

the significant equity investment of the Conversant Investors, given the importance to CHP of Conversant’s commitment to the success of the Combined Company and not exiting its investment in SNDA in connection with the Transactions;

•

the determination by the Special Committee that the terms of the transactions contemplated by the Investment Documents are no less favorable to SNDA than those that could have been obtained from third parties;

•	the recommendation of SNDA’s management in favor of the Transactions, considered in light of the benefits to be received by them in connection with the Transactions;

•	the fact that a substantial majority of the members of the SNDA Board following the consummation of the Transactions will be current SNDA directors;

•

its review with SNDA’s outside legal advisor, Fried Frank, of the terms of the Merger Agreement, including the representations and warranties, covenants, deal protection and termination provisions, and closing conditions; and

•

the commitment on the part of both parties to complete the Transactions as reflected in their respective obligations under the terms of the Merger Agreement, and the likelihood that the stockholder approvals needed to complete the Transactions would be obtained in a timely manner.

The SNDA Board also considered potential risks related to the Transactions but concluded that the anticipated benefits of the Transactions were likely to substantially outweigh these risks. These potential risks include (which are presented below in no particular order):

•

the risk that, notwithstanding SNDA’s and CHP’s commitment to completing the Transactions, the Transactions may not be completed in a timely manner or at all, including the risk that the failure to complete the Transactions could cause SNDA to incur significant expenses and lead to negative perceptions among investors;

•

the risk that regulatory approvals required in connection with the Transactions may not be received in a timely manner or at all or may impose unacceptable conditions. See the section entitled “The Transactions – Regulatory Matters”;

•	the fact that not all of the conditions to completion of the Transactions are within SNDA’s control;

•	the risk that CHP stockholders do not approve the Transactions Proposal;

•	the possibility that SNDA may be required to pay a termination fee of $30,000,000 following a termination of the Merger Agreement under certain circumstances;

•	the possibility of failing to achieve anticipated synergies in the amounts estimated or in the time frame contemplated;

•	the possibility of encountering unexpected difficulties in successfully integrating SNDA’s and CHP’s business, operations and workforce;

•

the risk that personnel of third-party operators may depart during the pendency of, and following the consummation of, the Transactions as such operators’ incentives may not be sufficiently incentivized to provide services to the communities of the Combined Company;

•	certain anticipated transaction-related costs;

•	the diversion of management attention and resources from the operation of SNDA’s business towards the completion of the Transactions;

•

the change in the composition of the SNDA Board, effective as of the closing of the Transactions, to include two directors designated by CHP, consisting of (a) Stephen H. Mauldin and (b) one additional individual designated by CHP and approved by the SNDA Board’s Nominating and Corporate Governance Committee, in its reasonable discretion in accordance with the Merger Agreement;

•

the risk that, because the aggregate amount of Transaction Consideration payable in shares of SNDA Common Stock will fluctuate based on the market price of SNDA Common Stock, the value of the shares of SNDA Common Stock to be issued to CHP stockholders upon the completion of the Transactions could be more than the value of such shares immediately prior to the announcement of the parties’ entry into the Merger Agreement;

•	the potential for legal claims challenging the Transactions contemplated by the Merger Agreement;

•

the dilution caused by SNDA’s issuance of additional shares of SNDA Common Stock in connection with the Transactions, including the Equity Financing, as more fully described under the section entitled “Description of SNDA Capital Stock – SNDA Common Stock”; and

•

the other risks described under the sections entitled “Risk Factors” of this joint proxy statement/prospectus and “Cautionary Statement Regarding Forward-Looking Statements” of this joint proxy statement/prospectus.

The foregoing discussion of the information and factors considered by the SNDA Board is not intended to be exhaustive, but it includes the material factors considered by the SNDA Board. In reaching its decision to approve the Merger Agreement and the Transactions contemplated by the Merger Agreement, the SNDA Board did not quantify or assign any relative weights to the factors considered, and individual directors may have given different weights to different factors. The SNDA Board considered all of these factors as a whole, including through its discussions with SNDA’s management and legal and financial advisors, in evaluating the Merger Agreement and the Transactions contemplated by the Merger Agreement.

For the reasons set forth above, the SNDA Board unanimously determined that the Merger Agreement and the Transactions contemplated by the Merger Agreement are advisable and in the best interests of SNDA and its stockholders, and it unanimously approved the Merger Agreement and the Transactions contemplated thereby, including the Transactions, the Authorized Share Increase Proposal and the Stock Issuance Proposal.

SNDA Special Committee Recommendation

The SNDA Board established the SNDA Special Committee comprised solely of independent and disinterested directors for the purpose of reviewing, evaluating, negotiating and approving any financing of the Transactions contemplated by the Merger Agreement and all other matters relating to or arising in connection with such Transactions that present actual or potential conflicts of interest between SNDA and either of Conversant or Silk. The SNDA Special Committee unanimously determined that the Investment Documents and the transactions contemplated thereby are advisable and in the best interests of SNDA and its stockholders and that the terms of the transactions contemplated by the Investment Documents are no less favorable to SNDA than those that could have been obtained from third parties. The SNDA Special Committee authorized and approved, and recommended that the Audit Committee of the SNDA Board and the SNDA Board each authorize and approve SNDA’s entry into the Investment Documents and the performance by SNDA of the transactions contemplated thereby.

Certain Other Considerations

In considering the recommendation of the SNDA Board, you should be aware that certain directors and executive officers of SNDA may have interests in the Transactions that are different from, or in addition to, interests of stockholders of SNDA generally and may create potential conflicts of interest. The SNDA Board was aware of these interests and considered them before making its recommendation. See “The Transactions – Interests of SNDA’s Directors and Executive Officers in the Transactions” of this joint proxy statement/prospectus.

It should be noted that this explanation of the reasoning of the SNDA Board and all other information presented in this section is forward looking in nature and contains forward-looking statements with respect to future events that may have an effect on SNDA’s business, financial condition or results of operations or the future financial performance of the surviving company of the Transactions, and therefore, should be read in light of the factors discussed in the section entitled “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 49 and “Risk Factors” beginning on page 37 of this joint proxy statement/prospectus.

For the reasons set forth above, the SNDA Board unanimously recommends that holders of SNDA Stock vote “FOR” the Authorized Share Increase Proposal, “FOR” the Stock Issuance Proposal and “FOR” the SNDA Adjournment Proposal (if presented at the SNDA Special Meeting).

Opinion of SNDA’s Financial Advisor

SNDA and the SNDA Special Committee engaged RBC Capital Markets as financial advisor to SNDA in connection with the Transactions. As part of this engagement, the SNDA Board requested that RBC Capital Markets evaluate the fairness, from a financial point of view, to SNDA of the Transaction Consideration provided for pursuant to the Merger Agreement. At a November 4, 2025 meeting of the SNDA Board held to evaluate the Transactions, RBC Capital Markets rendered an oral opinion, confirmed by delivery of a written opinion dated November 4, 2025, to the SNDA Board to the effect that, as of that date and based on and subject to the assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken by RBC Capital Markets, the Transaction Consideration provided for pursuant to the Merger Agreement was fair, from a financial point of view, to SNDA. For purposes of RBC Capital Markets’ analyses and opinion, the term “Transaction Consideration” refers to the implied consideration, as of the date of RBC Capital Markets’ opinion, of $6.90 per outstanding share of CHP Common Stock, consisting of $2.32 per share in cash and the remaining $4.58 per share in shares of SNDA Common Stock.

The full text of RBC Capital Markets’ written opinion, dated November 4, 2025, is attached as Annex B to this joint proxy statement/prospectus and is incorporated herein by reference. The written opinion sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken by RBC Capital Markets in connection with its opinion. The following summary of RBC Capital Markets’ opinion is qualified in its entirety by reference to the full text of the opinion. RBC Capital Markets delivered its opinion to the SNDA Board for the benefit, information and assistance of the SNDA Board (in its capacity as such) in connection with its evaluation of the Transaction Consideration from a financial point of view to SNDA and did not address any related transactions or any other terms, conditions, implications or aspects of the Transactions or the Merger Agreement. RBC Capital Markets’ opinion also did not address the underlying business decision of SNDA to engage in the Transactions or related transactions or the relative merits of the Transaction or related transactions compared to any alternative business strategy or transaction that may be available to SNDA or in which SNDA might engage. RBC Capital Markets did not express any opinion and does not make any recommendation to any securityholder as to how such securityholder should vote or act with respect to the Transactions or any proposal to be voted upon in connection with the Transactions or otherwise.

For purposes of rendering its opinion, RBC Capital Markets undertook such review, inquiries and analyses as it deemed necessary or appropriate under the circumstances and, among other things:

•	reviewed the financial terms of an execution version, provided to RBC Capital Markets on November 3, 2025, of the Merger Agreement;

•

reviewed certain publicly available financial and other information, and certain historical operating data, relating to CHP and SNDA made available to RBC Capital Markets from published sources and internal records of CHP and SNDA, respectively;

•

reviewed certain financial projections and other estimates and data relating to CHP prepared by the management of CHP, as adjusted by the management of SNDA, certain financial projections and other estimates and data relating to SNDA, and certain estimates as to the potential net cost savings and other benefits expected by the management of SNDA to be realized from the Transactions, which projections and other estimates and data RBC Capital Markets was directed by SNDA to utilize for purposes of RBC Capital Markets’ analyses and opinion;

•	held discussions with members of the senior managements of SNDA and CHP with respect to the businesses, prospects and financial outlook of SNDA and CHP;

•	reviewed the estimated net asset value per share of CHP Common Stock as of December 31, 2024 as publicly reported by CHP, and reviewed the reported prices and trading activity for SNDA Common Stock;

•	compared certain financial metrics of CHP and SNDA with those of selected publicly traded companies that RBC Capital Markets considered generally relevant in evaluating CHP and SNDA;

•

reviewed certain potential pro forma financial effects of the Transactions on SNDA relative to SNDA on a standalone basis based on financial projections and other estimates and data relating to CHP and SNDA provided to RBC Capital Markets by the managements of CHP and SNDA; and

•	considered other information and performed other studies and analyses as RBC Capital Markets deemed appropriate.

In rendering its opinion, RBC Capital Markets assumed and relied upon the accuracy and completeness of all information that was reviewed by RBC Capital Markets, including all financial, legal, tax, accounting, operating and other information provided to or discussed with RBC Capital Markets by or on behalf of CHP and SNDA (including, without limitation, financial statements and related notes), and upon the assurances of the respective managements and other representatives of CHP and SNDA that they were not aware of any relevant information that was omitted or that remained undisclosed to RBC Capital Markets. RBC Capital Markets did not assume responsibility for independently verifying and it did not independently verify such information. RBC Capital Markets assumed that the financial projections and other estimates and data (as adjusted, in the case of the financial projections and other estimates and data relating to CHP, by the management of SNDA and including estimates as to potential net cost savings and other benefits expected by the management of SNDA to result from the Transactions) that RBC Capital Markets was directed to utilize in its analyses were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the respective managements of CHP and SNDA, as the case may be, as to the future financial performance of, and were an appropriate basis upon which to evaluate, CHP, SNDA, such potential net cost savings and other benefits, potential pro forma effects of the Transactions and the other matters covered thereby and RBC Capital Markets also assumed that the financial results reflected therein, including the potential net cost savings and other benefits expected by the management SNDA to result from the Transactions, would be realized in the amounts and at the times projected. RBC Capital Markets expressed no opinion as to any such financial projections or other estimates and data utilized in RBC Capital Markets’ analyses or the assumptions upon which they were based.

RBC Capital Markets relied upon the assessments of the managements SNDA and CHP as to, among other things, (i) the potential impact on SNDA and CHP of market, competitive, macroeconomic and other conditions, trends and developments in and prospects for, and governmental, regulatory and legislative matters relating to or otherwise affecting, the senior housing real estate industry, related credit and financial markets and geographic regions in which CHP and SNDA operate, (ii) existing and future agreements and other arrangements involving, and the ability to attract, retain and/or replace, key employees, residents, third-party vendors, service providers and other commercial relationships of, SNDA and CHP, and (iii) the ability of SNDA to integrate the operations of SNDA and CHP and to realize the potential net cost savings and other benefits expected by the management of SNDA to result from the Transactions as contemplated. RBC Capital Markets assumed that there would be no developments with respect to any of the foregoing that would have an adverse effect on SNDA, CHP or the Transactions (including the contemplated benefits thereof) or that otherwise would be meaningful in any respect to its analyses or opinion.

In connection with its opinion, RBC Capital Markets did not assume any responsibility to perform, and it did not perform, an independent valuation or appraisal of any of the assets or liabilities (contingent, off-balance sheet, accrued, derivative or otherwise) of or relating to CHP, SNDA or any other entity and RBC Capital Markets was not furnished with any such valuations or appraisals. RBC Capital Markets did not assume any obligation to conduct, and it did not conduct, any physical inspection of the property or facilities of CHP, SNDA or any other entity. RBC Capital Markets was not requested to make, and it did not make, an independent evaluation of, and expressed no opinion or view as to, any pending or potential litigation, claims, governmental, regulatory or other proceedings or investigations or possible unasserted claims or other contingent liabilities affecting CHP, SNDA or any other entity. RBC Capital Markets also did not evaluate the solvency or fair value of CHP, SNDA or any other entity under any state, federal or other laws relating to bankruptcy, insolvency or similar matters.

RBC Capital Markets assumed that the Transactions and related transactions would be consummated in accordance with their respective terms and in compliance with all applicable laws, documents and other requirements, without waiver, modification or amendment of any material term, condition or agreement, and that, in the course of obtaining the necessary governmental, regulatory or third party approvals, consents, releases, waivers and agreements for the Transactions and related transactions, no delay, limitation, restriction or condition would be imposed or occur, including any divestiture or other requirements, that would have an adverse effect on CHP, SNDA or the Transaction or related transactions (including the contemplated benefits thereof) or that otherwise would be meaningful in any respect to its analyses or opinion. RBC Capital Markets was advised, and RBC Capital Markets assumed, that CHP has operated in conformity with the requirements for qualification as a REIT for U.S. federal income purposes since its election to be taxed as a REIT and would continue to qualify for taxation as a REIT for its taxable year ending with the business day following the closing date of the Equity Purchase. In addition, RBC Capital Markets assumed that the final executed Merger Agreement would not differ in any respect meaningful to its analyses or opinion from the execution version that RBC Capital Markets reviewed.

RBC Capital Markets’ opinion speaks only as of the date of the opinion, was based on conditions as they existed and information supplied or reviewed as of the date of the opinion, and was without regard to any market, economic, financial, legal, regulatory or other circumstances or event of any kind or nature which may exist or occur after such date. RBC Capital Markets did not undertake and has no obligation to reaffirm, revise or update its opinion or otherwise comment upon events occurring after the date of its opinion with respect to its opinion. RBC Capital Markets did not express any opinion as to the actual value of SNDA Common Stock when issued in connection with the Transactions or the prices or range of prices at which SNDA Common Stock, CHP Common Stock or any other securities of SNDA, CHP or related entities may trade or otherwise be transferable at any time, including following announcement or consummation of the Transactions. As the SNDA Board was aware, the credit, financial and stock markets, the industry in which CHP and SNDA operate, and the securities of SNDA have experienced and may continue to experience volatility and disruptions, and RBC Capital Markets expressed no opinion or view as to any potential effects of such volatility or disruptions on CHP, SNDA or the Transactions or related transactions (including the contemplated benefits thereof).

RBC Capital Markets’ opinion addressed only the fairness, from a financial point of view and as of the date of the opinion, to SNDA of the Transaction Consideration (to the extent expressly specified in the opinion). RBC Capital Markets’ opinion did not in any way address any related transactions or any other terms, conditions, implications or other aspects of the Transactions or the Merger Agreement, including, without limitation, the form or structure of the Transaction Consideration, any allocations of the Transaction Consideration, any voting agreement, asset purchase and sale agreement, transition services agreement, letter of credit, governance or financing arrangements or any other agreement, arrangement or understanding to be entered into in connection with or contemplated by the Transactions, related transactions or otherwise. RBC Capital Markets’ opinion also did not address the underlying business decision of SNDA to engage in the Transactions or related transactions or the relative merits of the Transaction or related transactions compared to any alternative business strategy or transaction that may be available to SNDA or which SNDA might engage in or consider. RBC Capital Markets did not express any opinion or view with respect to, and RBC Capital Markets relied upon the assessments of SNDA and its representatives regarding, legal, regulatory, tax, accounting or similar matters, including, without limitation, as to tax or other consequences resulting from the Transactions or related transactions or otherwise or changes in, or the impact of, accounting standards or tax and other laws, regulations and governmental and legislative policies affecting CHP, SNDA or the Transactions or related transactions (including the contemplated benefits thereof), as to which RBC Capital Markets understood that SNDA obtained such advice as it deemed necessary from qualified professionals. Further, in rendering its opinion, RBC Capital Markets did not express any view on, and its opinion did not address, the fairness of the amount or nature of the compensation (if any) or other consideration to any officers, directors or employees of any party, or class of such persons, relative to the Transaction Consideration or otherwise.

In preparing its opinion to the SNDA Board, RBC Capital Markets performed various financial and comparative analyses, including those described below. The summary below of RBC Capital Markets’ material financial analyses provided to the SNDA Board in connection with RBC Capital Markets’ opinion is not a comprehensive description of all analyses undertaken or factors considered by RBC Capital Markets in connection with its opinion. The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a financial opinion is not readily susceptible to partial analysis or summary description. RBC Capital Markets believes that the analyses and factors summarized below must be considered as a whole and in context.

In arriving at its opinion, RBC Capital Markets employed several analytical methodologies and considered various financial matters and no one method of analysis should be regarded as critical to the overall conclusion reached by RBC Capital Markets. Each analytical technique and financial consideration has inherent strengths and weaknesses, and the nature of the available information may further affect the value of particular techniques. The overall conclusion reached by RBC Capital Markets was based on all analyses and factors presented, taken as a whole, and also on application of RBC Capital Markets’ experience and judgment. Such conclusion may have involved significant elements of subjective judgment and qualitative analysis and no opinion was given as to the value or merit standing alone of any one or more portions of such analyses or factors.

In performing its analyses, RBC Capital Markets considered industry performance, general business and economic conditions and other matters, many of which are beyond the control of SNDA and CHP. The estimates of the future performance of CHP and SNDA in or underlying RBC Capital Markets’ analyses are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than those estimates or those suggested by RBC Capital Markets’ analyses. The analyses do not purport to be appraisals or to reflect the prices at which a company or business might actually be sold or acquired or the prices at which any securities have traded or may trade at any time in the future. Accordingly, the estimates used in, and the implied reference ranges resulting from, any particular analysis described below are inherently subject to substantial uncertainty and should not be taken as RBC Capital Markets’ view of the actual value of CHP or SNDA.

The Transaction Consideration was determined through negotiations between SNDA and CHP and the decision of SNDA to enter into the Merger Agreement was solely that of the SNDA Board. RBC Capital Markets’ opinion and analyses were only one of many factors considered by the SNDA Board in its evaluation of the Transaction Consideration and should not be viewed as determinative of the views of the SNDA Board, SNDA’s management or any other party with respect to the Transactions or the consideration payable in the Transactions.

Financial Analyses

The summary of the financial analyses described below under this heading “– Financial Analyses” is a summary of the material financial analyses provided by RBC Capital Markets to the SNDA Board in connection with RBC Capital Markets’ opinion, dated November 4, 2025. The financial analyses summarized below include information presented in tabular format. In order to fully understand the financial analyses performed by RBC Capital Markets, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Selecting portions of RBC Capital Markets’ financial analyses or factors considered or focusing on the data set forth in the tables below without considering all analyses or factors or the full narrative description of such analyses or factors, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of RBC Capital Markets’ financial analyses. Future results may differ from those described and such differences may be material. The order in which the financial analyses summarized below appear does not necessarily reflect the relative importance or weight given to such analyses. For purposes of RBC Capital Markets’ financial analyses described below, the term “implied Transaction Consideration” refers to an implied consideration, as of the date of RBC Capital Markets’ opinion, of $6.90 per outstanding share of CHP Common Stock, consisting of $2.32 per share in cash and the remaining $4.58 per share in shares of SNDA Common Stock.

CHP Financial Analyses

Selected Public Companies Analysis. In its selected public companies analysis of CHP, RBC Capital Markets reviewed certain financial and stock market information of the following six selected public companies that RBC Capital Markets considered generally relevant for purposes of its analysis, including three selected REITs with meaningful senior housing operating properties (“SHOP”), referred to as “selected SHOP companies,” and three selected REITs with meaningful triple net lease properties (“NNN”), referred to as “selected NNN companies” (collectively, the “CHP selected companies”):

Selected SHOP Companies	Selected NNN Companies
• American Healthcare REIT, Inc.	• LTC Properties, Inc.
• Ventas, Inc.	• National Health Investors, Inc.
• Welltower Inc.	• Sabra Health Care REIT, Inc.

RBC Capital Markets reviewed, among other things, equity values, calculated based on closing stock prices on November 3, 2025, as multiples of calendar year 2026 estimated funds from operations, referred to as FFO, and calendar year 2026 estimated adjusted funds from operations, referred to as AFFO, and enterprise values, calculated as equity values based on closing stock prices on November 3, 2025 plus total debt, plus preferred securities at liquidation value, plus non-controlling interests and less cash and cash equivalents, as a multiple of calendar year 2026 estimated earnings before interest, taxes, depreciation and amortization, referred to as EBITDA. Financial and other data of the CHP selected companies were based on publicly available research analysts’ estimates, public filings and other publicly available information. Financial and other data of CHP was based on financial projections and other estimates and data prepared by the management of CHP as adjusted by the management of SNDA, public filings and other information provided by the managements of CHP and SNDA.

RBC Capital Markets noted that CHP’s calendar year 2026 estimated net operating income as provided by SNDA management was derived approximately 77% from senior housing operating properties and approximately 23% from triple net lease properties; accordingly, in evaluating the CHP selected companies deemed meaningful, a similar 77% weighting to such observed selected SHOP companies’ multiples and 23% weighting to such observed selected NNN companies’ multiples was applied. The overall weighted average low to high calendar year 2026 estimated FFO, calendar year 2026 estimated AFFO and calendar year 2026 estimated EBITDA multiples observed for the CHP selected companies deemed meaningful were 17.8x to 22.2x, 21.1 x to 24.9x and 18.1x to 20.1x, respectively. RBC Capital Markets applied selected ranges of calendar year 2026 estimated FFO, calendar year 2026 estimated AFFO and calendar year 2026 estimated EBITDA multiples derived from the CHP selected companies of 18.0x to 22.0x, 21.0x to 25.0x and 18.0x to 20.0x, respectively, to corresponding data of CHP based on financial projections and other estimates and data provided by SNDA management. This analysis indicated the following approximate implied equity value per share reference ranges for CHP, as compared to the implied Transaction Consideration:

Implied Equity Value Per Share Reference Ranges Based On:			Implied Transaction Consideration
CY2026E FFO	CY2026E AFFO	CY2026E EBITDA
$7.02 - $8.57	$6.66 - $7.93	$7.53 - $8.69	$6.90

No company or business used in this analysis is identical to CHP. Accordingly, an evaluation of the results of this analysis is not entirely mathematical. Rather, this analysis involves complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the public trading or other values of the companies or businesses to which CHP was compared.

Discounted Cash Flow Analysis. RBC Capital Markets performed a discounted cash flow analysis of CHP by calculating the estimated present value of the standalone unlevered, after-tax free cash flows that CHP was forecasted to generate during the fiscal years ending December 31, 2026 through December 31, 2030 based on financial projections and other estimates and data prepared by the management of CHP as adjusted by the management of SNDA. The implied terminal value of CHP was derived by applying to CHP’s unlevered, after-tax free cash flow for the fiscal year ending December 31, 2030 a selected range of perpetuity growth rates of 3.0% to 4.0%. The unlevered, after-tax free cash flows and terminal value were then discounted to present value (as of December 31, 2025) using a selected range of discount rates of 8.5% to 9.5%. This analysis indicated the following approximate implied equity value per share reference range for CHP, as compared to the implied Transaction Consideration:

Implied Equity Value Per Share Reference Range	Implied Transaction Consideration
$6.69 - $10.50	$6.90

SNDA Financial Analyses

Selected Public Companies Analysis. In its selected public companies analysis of SNDA, RBC Capital Markets reviewed certain financial and stock market information of SNDA and the following four selected public companies that RBC Capital Markets considered generally relevant for purposes of its analysis (collectively, the “SNDA selected companies”):

•	American Healthcare REIT, Inc.

•	Brookdale Senior Living Inc.

•	Ventas Inc.

•	Welltower Inc.

RBC Capital Markets reviewed, among other things, equity values, calculated based on closing stock prices on November 3, 2025, as multiples of calendar year 2026 estimated FFO and calendar year 2026 estimated AFFO, and enterprise values, calculated as equity values based on closing stock prices on November 3, 2025 plus total debt, plus preferred securities at liquidation value, plus non-controlling interests and less cash and cash equivalents, as a multiple of calendar year 2026 estimated EBITDA. Financial and other data of the SNDA selected companies were based on publicly available research analysts’ estimates, public filings and other publicly available information. Financial and other data of SNDA was based on financial projections and other estimates and data prepared by the management of SNDA, public filings and other information provided by the management of SNDA.

The overall low to high calendar year 2026 estimated FFO, calendar year 2026 estimated AFFO and calendar year 2026 estimated EBITDA multiples observed for the SNDA selected companies deemed meaningful were 19.7x to 30.5x (with a mean of 24.9x and a median of 24.4x), 24.0x to 35.0x (with a mean of 29.0x and median of 27.9x) and 14.1x to 28.8x (with a mean of 21.1x and a median of 20.7x), respectively. RBC Capital Markets applied selected ranges of calendar year 2026 estimated FFO, calendar year 2026 estimated AFFO and calendar year 2026 estimated EBITDA multiples derived from the SNDA selected companies of 19.5x to 24.5x, 24.0x to 28.0x and 19.5x to 22.0x, respectively, to corresponding data of SNDA. This analysis indicated the following approximate implied equity value per share reference ranges for SNDA, as compared to the closing price of SNDA Common Stock on November 3, 2025:

Implied Equity Value Per Share Reference Ranges Based On:			SNDA Closing Stock Price on November 3, 2025
CY2026E FFO	CY2026E AFFO	CY2026E EBITDA
$24.12 - $30.30	$20.45 - $23.86	$28.37 - $36.87	$25.62

No company or business used in this analysis is identical to SNDA. Accordingly, an evaluation of the results of this analysis is not entirely mathematical. Rather, this analysis involves complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the public trading or other values of the companies or businesses to which SNDA was compared.

Discounted Cash Flow Analysis. RBC Capital Markets performed a discounted cash flow analysis of SNDA by calculating the estimated present value of the standalone unlevered, after-tax free cash flows that SNDA was forecasted to generate during the fiscal years ending December 31, 2026 through December 31, 2030 based on financial projections and other estimates and data prepared by the management of SNDA. For purposes of this analysis, SNDA’s net operating loss carryforwards were taken into account and stock-based compensation was treated as a cash expense. The implied terminal value of SNDA was derived by applying to SNDA’s unlevered, after-tax free cash flow for the fiscal year ending December 31, 2030 a selected range of perpetuity growth rates of 3.5% to 4.5%. The unlevered, after-tax free cash flows and terminal value were then discounted to present value (as of December 31, 2025) using a selected range of discount rates of 9.0% to 10.0%. This analysis indicated the following approximate implied equity value per share reference range for SNDA, as compared to the closing price of SNDA Common Stock on November 3, 2025:

Implied Equity Value Per Share Reference Range	SNDA Closing Stock Price on November 3, 2025
$13.75 - $34.09	$25.62

Illustrative Intrinsic-Based Value Creation. RBC Capital Markets compared the approximate implied per share equity value reference range derived for SNDA on a standalone basis as described above under “– SNDA – Discounted Cash Flow Analysis” relative to an illustrative approximate implied per share equity value reference range derived from a discounted cash flow analysis for SNDA on a pro forma basis based on financial forecasts and other information and data provided by the managements of SNDA and CHP (as adjusted, in the case of financial forecasts and other information and data provided by CHP, by the management of SNDA), after taking into account potential synergies expected by the management of SNDA to result from the

Transactions. For purposes of this comparison, RBC Capital Markets utilized a selected perpetuity growth rate range of 3.25% to 4.25% and a selected discount rate range of 8.5% to 9.5% and otherwise performed such comparison in a manner consistent with the approach undertaken in connection with the discounted cash flow analysis conducted for SNDA on a standalone basis described above under “– SNDA – Discounted Cash Flow Analysis.” RBC Capital Markets observed that the Transactions could result in a potential per share uplift in value for holders of SNDA Common Stock of approximately 20.9% to 52.5% relative to the approximate implied equity value per share reference range derived for SNDA on a standalone basis. Actual results achieved may vary from forecasted results and variations may be material.

Certain Additional Information

RBC Capital Markets observed certain factors that were not considered part of RBC Capital Markets’ financial analyses with respect to its opinion but were referenced for informational purposes, including, among other things, the following:

•	the estimated net asset value of CHP Common Stock as of December 31, 2024 as published by CHP, which indicated a midpoint net asset value of CHP Common Stock as of such date of $6.64 per share;

•	one publicly available research analyst price target for SNDA Common Stock, which indicated a target price for SNDA Common Stock of $26.00 per share; and

•

the historical trading performance of SNDA Common Stock during the 52-week period ended November 3, 2025, which indicated low and high closing prices for SNDA Common Stock during such 52-week period of $19.84 per share and $28.54 per share, respectively.

Miscellaneous

SNDA has agreed to pay RBC Capital Markets for its services as financial advisor to SNDA a fee of $10 million, of which $1.5 million was payable upon delivery of RBC Capital Markets’ opinion and the remaining $8.5 million is contingent upon consummation of the Transactions. RBC Capital Markets and/or certain of its affiliates also expect to participate in the financing for the Transactions, for which services RBC Capital Markets and its affiliates currently expect to receive an aggregate fee estimated to be in the range of approximately $4.5 million to $5.0 million. SNDA has agreed to reimburse RBC Capital Markets for expenses incurred in connection with RBC Capital Markets’ services and to indemnify RBC Capital Markets and related persons against certain liabilities, including liabilities under federal securities laws, arising out of RBC Capital Markets’ engagement as financial advisor.

As the SNDA Board was aware, RBC Capital Markets and/or its affiliates in the past have provided, currently are providing and in the future may provide investment banking, commercial banking and/or financial advisory services to SNDA unrelated to the Transactions and to certain significant stockholders of SNDA and/or certain of their respective portfolio companies, for which services RBC Capital Markets and its affiliates have received and would expect to receive compensation, including, during the approximate two-year period preceding the date of RBC Capital Markets’ opinion, having acting or acted as a (i) bookrunner for a follow-on offering of SNDA Common Stock and (ii) lender under certain credit facilities, for which services RBC Capital Markets and/or its affiliates received during such two-year period aggregate fees of approximately $8 million. As the SNDA Board also was aware, although RBC Capital Markets and its affiliates in the past had not provided investment banking, commercial banking and/or financial advisory services to CHP during the approximate two-year period preceding the date of RBC Capital Markets’ opinion for which RBC Capital Markets and/or its affiliates received compensation, RBC Capital Markets and/or its affiliates in the future may provide such services to CHP and/or certain of its affiliates, for which services RBC Capital Markets and its affiliates would expect to receive customary compensation.

RBC Capital Markets, as part of its investment banking services, is regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions, corporate restructurings, underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. In the ordinary course of business, RBC Capital Markets and/or certain of its affiliates actively trade or hold securities or financial instruments (including loans and other obligations) of SNDA for RBC Capital Markets’ or its affiliates’ own account or for the account of customers and hold or at any time may hold a long or short position in the securities or financial instruments of SNDA and/or CHP. As of October 23, 2025, RBC Capital Markets and/or certain of its affiliates held a net long position of approximately 160 shares of SNDA Common Stock.

RBC Capital Markets is an internationally recognized investment banking firm that is regularly engaged in providing financial advisory services in connection with mergers and acquisitions. SNDA selected RBC Capital Markets as financial advisor to SNDA in connection with the Transactions on the basis of RBC Capital Markets’ experience in similar transactions, reputation in the investment community and familiarity with SNDA and the industries in which SNDA and CHP operate.

Unaudited Prospective Financial Information Prepared by SNDA

SNDA does not, as a matter of course, publicly disclose projections as to future performance or earnings or other results given, among other reasons, the uncertainty, unpredictability and subjectivity of the underlying assumptions and estimates. However, SNDA is including in this joint proxy statement/prospectus certain unaudited prospective financial information for each of SNDA and CHP on a standalone basis that was made available by SNDA management to the SNDA Board for purposes of its evaluation of the Transactions and to SNDA’s financial advisor for purposes of its use and reliance in connection with its financial analyses and opinion as described in the section “The Transactions – Opinion of SNDA’s Financial Advisor.” Such information is not intended to influence your decision whether to vote in favor of any of the proposals to be voted on at the SNDA Special Meeting or the CHP Annual Meeting, or your view of the value of SNDA or its securities. You should note that these financial projections constitute forward-looking statements and actual results may differ materially and adversely from those projected. See “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 49.

While presented with numerical specificity, the financial projections are based on a variety of estimates and assumptions of SNDA’s senior management regarding each of SNDA’s and CHP’s businesses, industry performance, general business, economic, market and financial conditions, and other matters, all of which are difficult to predict and many of which are beyond SNDA’s control. In particular, the financial projections were prepared based on numerous assumptions that may now be outdated and do not take into account any circumstances or events occurring after the date they were prepared, including the Transactions or the possible financial and other effects on SNDA or CHP of the Transactions, and do not attempt to predict or suggest actual future results of SNDA or CHP or give effect to the Transactions, including the effect of negotiating or executing the Merger Agreement, the costs that may be incurred in connection with consummating the Transactions, or the potential synergies that may be achieved by SNDA as a result of the Transactions (except as expressly set forth in the section entitled “Certain Estimated Synergies Attributable to the Transactions”). Accordingly, there can be no assurance that the projections, or the assumptions underlying the projections, will be realized. Neither SNDA nor any of its affiliates, advisors or other representatives has made or makes any representations regarding the ultimate performance of SNDA or CHP compared to the information contained in the projections. The inclusion of the financial projections contained herein should not be deemed an admission or representation by SNDA, its affiliates or its advisors or any other person that it is viewed as material information of SNDA or CHP, particularly in light of the inherent risks and uncertainties associated with such projections.

The financial projections for SNDA summarized below were prepared by SNDA’s senior management and were shared with CHP on September 29, 2025. The financial projections for CHP summarized below are based upon financial projections for CHP prepared by its senior management (as summarized below under “Unaudited Prospective Financial Information Prepared by CHP”) but reflect adjustments and additions made to those projections by SNDA senior management.

The financial projections were not prepared with a view toward public disclosure, nor were they prepared with a view toward compliance with GAAP, published guidelines of the SEC or the guidelines established by the Public Company Accounting Oversight Board for preparation and presentation of prospective financial information. While non-GAAP financial measures may provide useful supplemental information, there are limitations associated with the use of non-GAAP financial measures. Non-GAAP financial measures are not prepared in accordance with GAAP. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in accordance with GAAP. The SEC rules that would otherwise require a reconciliation of a non-GAAP financial measure to a financial measure calculated and presented in accordance with GAAP do not apply to non-GAAP financial measures included in disclosure of financial projections provided to a board of directors or financial advisor in connection with a business combination transaction such as the Transactions if the disclosure is included in a document such as this joint proxy statement/prospectus. Reconciliations of non-GAAP financial measures were not provided to or relied upon by the SNDA Board or SNDA’s financial advisor in connection with the Transactions. Accordingly, no reconciliation of the financial measures included in the financial projections is provided in this joint proxy statement/prospectus.

The prospective financial information included in this document has been prepared by, and is the responsibility of, management of SNDA and CHP. None of SNDA’s independent registered public accounting firm, CHP’s independent registered public accounting firm or any other independent accountants have audited, reviewed, compiled, examined or applied any procedures with respect to these financial projections, nor have they expressed any opinion or any other form of assurance on such information or its achievability and assume no responsibility for, and disclaim any association with, the financial projections. The report of the independent registered public accounting firm to SNDA contained in the Annual Report on Form 10-K for the year ended December 31, 2024, which is incorporated by reference into this joint proxy statement/prospectus, relates to historical financial information of SNDA, and such report does not extend to the projections included below and should not be read to do so. The report of the independent registered public accounting firm to CHP contained in the Annual Report on Form 10-K for the year ended December 31, 2024, which is incorporated by reference into this joint proxy statement/prospectus, relates to historical financial information of CHP, and such report does not extend to the projections included below and should not be read to do so.

Furthermore, the financial projections do not take into account any circumstances or events occurring after the date they were prepared. SNDA can give no assurance that, had the projections been prepared as of the date of this joint proxy statement/prospectus, similar estimates and assumptions would be used.

Except as required by applicable securities laws, SNDA does not intend to, and disclaims any obligation to, make publicly available any update or other revision to the financial projections to reflect circumstances existing since the preparation of such financial projections or to reflect the occurrence of unanticipated events, even in the event that any or all of the underlying assumptions are shown to be in error or to reflect changes in general economic or industry conditions. The financial projections do not take into account all the possible financial and other effects on SNDA or CHP of the Transactions, the effect on SNDA of any business or strategic decision or action that has been or will be taken as a result of the Merger Agreement having been executed (except certain potential synergies that may be achieved by SNDA as a result of the Transactions expressly set forth in the section entitled “Certain Estimated Synergies Attributable to the Transactions”), or the effect of any business or strategic decisions or actions that would likely have been taken if the Merger Agreement had not been executed, but which were instead altered, accelerated, postponed or not taken in anticipation of the Transactions. Further, the projections do not take into account the effect on SNDA or CHP of any possible failure of the Transactions to occur.

In light of the foregoing, and considering that the SNDA Special Meeting and the CHP Annual Meeting will each be held several months after the financial projections were prepared, as well as the uncertainties inherent in any projections, SNDA stockholders and CHP stockholders are cautioned not to place undue reliance on such information, and all stockholders should review SNDA’s and CHP’s most recent SEC filings for a description of SNDA’s and CHP’s reported financial results. See “Where You Can Find More Information” beginning on page 261.

Projections for Standalone SNDA

The following table sets forth certain summarized unaudited prospective financial information with respect to SNDA for the calendar years 2025 through 2030 on a standalone basis prepared by SNDA’s senior management.

(in millions)	2025E	2026E	2027E	2028E	2029E	2030E
Total Revenue	$334.6	$365.9	$393.3	$419.9	$438.0	$454.2
EBITDA(1)	$44.4	$64.6	$79.5	$93.1	$99.3	$104.9
Adjusted EBITDA(2)	$53.3	$74.1	$88.8	$102.3	$108.5	$114.3
Unlevered Free Cash Flow(3)	—	$44	$57	$67	$71	$75

(1)

EBITDA is defined as net income (loss) excluding depreciation and amortization expense, interest income, interest expense, other expense/income and provision for income taxes. EBITDA is a non-GAAP financial measure as it excludes amounts included in net income (loss), the most directly comparable measure calculated in accordance with GAAP. This measure should not be considered as an alternative to net income (loss) or other measures derived in accordance with GAAP.

(2)

Adjusted EBITDA is defined as EBITDA further adjusted to exclude income/expense associated with non-cash, non-operational, transactional, or organizational restructuring items, include stock-based compensation expense, provision for credit losses, casualty losses, transaction, transition and restructuring costs and impairment of assets held for sale, that SNDA management does not consider as part of SNDA’s underlying core operating performance and that SNDA management believes impact the comparability of performance between periods. Adjusted EBITDA is a non-GAAP financial measure as it excludes amounts included in net income (loss), the most directly comparable measure calculated in accordance with GAAP. This measure should not be considered as an alternative to net income (loss) or other measures derived in accordance with GAAP.

(3)

Unlevered Free Cash Flow is defined as net cash provided by operating activities, less capital expenditures and capitalized software, plus after-tax interest expense. Unlevered Free Cash Flow is a non-GAAP financial measure as it adjusts amounts included in net cash provided by operating activities, the most directly comparable measure calculated in accordance with GAAP. This measure should not be considered as an alternative to net cash provided by operating activities or other measures derived in accordance with GAAP.

Projections for Standalone CHP

The following table sets forth certain summarized unaudited prospective financial information with respect to CHP for the calendar years 2025 through 2030 on a standalone basis based on prospective financial information with respect to CHP prepared by CHP senior management, but reflect adjustments and additions made by SNDA’s senior management.

(in millions)	2025E	2026E	2027E	2028E	2029E	2030E
SHOP Revenue(1)	$364.1	$378.0	$399.4	$423.3	$441.7	$457.6
EBITDA(2)	$94.4	$101.2	$112.1	$123.0	$130.8	$136.1
Unlevered Free Cash Flow(3)	—	$86	$96	$107	$114	$119

(1)	SHOP is defined as Senior Housing Operating Properties.
(2)

EBITDA is defined as earnings before interest, taxes, depreciation and amortization. EBITDA is a non-GAAP financial measure as it excludes amounts included in net income (loss), the most directly comparable measure calculated in accordance with GAAP. This measure should not be considered as an alternative to net income (loss) or other measures derived in accordance with GAAP.

(3)

Unlevered Free Cash Flow is defined as net cash provided by operating activities, less capital expenditures and capitalized software, plus after-tax interest expense. Unlevered Free Cash Flow is a non-GAAP financial measure as it adjusts amounts included in net cash provided by operating activities, the most directly comparable measure calculated in accordance with GAAP. This measure should not be considered as an alternative to net cash provided by operating activities or other measures derived in accordance with GAAP.

Certain Estimated Synergies Attributable to the Transactions

In connection with SNDA’s evaluation of the Transactions, SNDA’s senior management provided to the SNDA Board and SNDA’s financial advisor certain estimates of the amounts and timing of expected general and administrative synergies anticipated by SNDA senior management to result from the Transactions, which included cumulative run-rate cost savings of approximately $16 million to $20 million expected to be realized within one year of the closing of the Transactions.

SNDA DOES NOT INTEND TO UPDATE OR OTHERWISE REVISE THE ABOVE SNDA FORECASTED FINANCIAL INFORMATION TO REFLECT CIRCUMSTANCES EXISTING AFTER THE DATE WHEN MADE OR TO REFLECT THE OCCURRENCE OF FUTURE EVENTS, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING SUCH FORECASTED FINANCIAL INFORMATION ARE NO LONGER APPROPRIATE, EXCEPT AS MAY BE REQUIRED BY APPLICABLE LAW.

Unaudited Prospective Financial Information Prepared by CHP

In connection with CHP’s evaluation of a potential strategic transaction between CHP and SNDA, CHP management prepared certain unaudited non-public prospective financial information of CHP, on a standalone basis without giving effect to a potential transaction, for fiscal years 2026 through 2030 (the “CHP Projections”) that were shared with and utilized by CHP’s financial advisor, KBCM, in the preparation of their opinion and by CHP Board and the CHP Special Committee in considering the Transactions. The CHP Projections are included in this joint proxy statement/prospectus only because (i) portions of the CHP Projections were made available to SNDA in connection with its evaluation of the Transactions, (ii) the CHP Projections were provided by CHP management to the CHP Board and the CHP Special Committee in connection with their evaluation of a potential strategic transaction and (iii) the CHP Projections were also provided to CHP’s financial advisor, KBCM, in connection with its analyses and opinions described in the section “The Transactions – Opinion of CHP’s Financial Advisor.”

CHP does not, as a matter of course, make public projections as to its respective long-term future financial performance, given, among other reasons, the uncertainty, unpredictability and subjectivity of the underlying assumptions and estimates. The CHP Projections are included in this joint proxy statement/prospectus solely to give SNDA stockholders and CHP stockholders access to the information that was made available to SNDA, CHP and their respective boards of directors and financial advisors in connection with their consideration of the Merger Agreement and the Transactions. These financial projections are not included in this joint proxy statement/prospectus to influence any SNDA stockholder or CHP stockholder as to how to vote at the respective meetings. By including the financial projections in this joint proxy statement/prospectus, none of SNDA, CHP, their respective advisors or other representatives has made or makes any representation to any person regarding SNDA’s or CHP’s ultimate performance as compared to the information contained in the financial projections.

Certain Limitations on the CHP Projections

Although the information in the CHP Projections is presented with numerical specificity, it reflects numerous estimates and assumptions made by CHP’s management team with respect to industry performance, general business, economic, regulatory, market and financial conditions and other future events, as well as matters specific to CHP’s business as of the date they were prepared, all of which are difficult or impossible to predict accurately and many of which are beyond CHP’s or SNDA’s control. The CHP Projections are forward-looking statements that should be read with caution. See the sections of this joint proxy statement/prospectus entitled “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors,” as well as the risks described in CHP’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024 and CHP’s Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2025, June 30, 2025 and September 30, 2025.

The CHP Projections reflect assumptions as to certain business decisions that are subject to change and are susceptible to multiple interpretations and to changes based on actual results, revised prospects for CHP’s business or the combined company’s businesses following the consummation of the Transactions, the competitive environment, changes in general business or economic conditions, interest rates, or any other transaction or event that has occurred or that may occur and that was not anticipated when the CHP Projections were prepared. In addition, the CHP Projections might be affected by the ability of CHP or the combined company following the consummation of the Transactions to achieve its objectives and targets over the applicable periods. As a result, there can be no assurance that the CHP Projections will be realized, and actual results may differ materially from those contained in the CHP Projections.

The CHP Projections may not be consistent with CHP’s historical operating data as a result of the assumptions and estimates detailed above. You should evaluate the CHP Projections, if at all, in conjunction with CHP’s historical financial statements and other information regarding CHP contained in CHP’s public filings with the SEC.

The risk that these uncertainties and contingencies could cause the assumptions underlying the CHP Projections to fail to be reflective of actual results is further increased given the length of time in the future over which these assumptions apply. Any assumptions and projections in early periods, and any deviations therefrom as a result of the factors outlined above or other factors that may become applicable, could have a compounding effect on the projections shown for later periods or the difference between the CHP Projections and actual results for those periods. Thus, any failure of an assumption or the CHP Projections to be reflective of actual results in an early period could have a greater effect on the CHP Projections failing to be reflective of actual events in later periods. The inclusion of this information should not be regarded as an indication that SNDA, CHP, their respective advisors or other representatives or any other recipient of this information considered, or now considers, the CHP Projections to be material information of SNDA, SNDA or the combined company following the consummation of the Transactions, or that the CHP Projections are necessarily predictive of actual future results, nor should it be construed as financial guidance, and it should not be relied on as such.

The CHP Projections were developed by CHP management as then-current estimates of CHP’s future financial performance as an independent company, without giving effect to the Transactions, or any changes to CHP’s operations or strategy that may be implemented in connection with the pendency of, or following the consummation of, the Transactions. Because the CHP Projections reflect estimates and judgments, they are susceptible to sensitivities and assumptions, as well as to multiple interpretations based on actual experience and business developments. the CHP Projections do not take into account any circumstances or events occurring after the date they were prepared and, except to the extent required by applicable federal securities laws, neither SNDA nor CHP intend to update or otherwise revise the CHP Projections to reflect circumstances existing after the date that such information was prepared or to reflect the occurrence of future events, even in the event that all or any of the assumptions are shown not to be appropriate. The CHP Projections also do not consider the effect of any failure of the Transactions to be completed. The CHP Projections are not, and should not be considered to be, a guarantee of future operating results. The CHP Projections should not be regarded as an indication that the management teams of CHP or SNDA, the CHP Board, the SNDA Board, or any of their advisors, or any other person, considered or now considers the CHP Projections to be necessarily predictive of actual future results. For the foregoing reasons, as well as the bases and assumptions on which the CHP Projections were compiled, the inclusion of the CHP Projections in this joint proxy statement/prospectus should not be viewed as an indication that such projections are necessarily predictive of actual future events, and they should not be relied upon as such.

Certain of the financial measures included in the CHP Projections are not calculated in accordance with GAAP and include non-GAAP financial measures. These non-GAAP measures are included in this proxy statement/prospectus because such information was made available to CHP, with respect to Total Cash NOI and Capital Expenditures (Recurring and Non-Recurring), to SNDA, or their respective boards of directors or financial advisors, and used in the process leading to the execution of the Merger Agreement, as described elsewhere in this proxy statement/prospectus. No reconciliation of non-GAAP financial measures in the CHP

Projections to GAAP measures was relied upon by the CHP Board, the CHP Special Committee, or the SNDA Board or their respective financial advisors in connection with their respective evaluations of the Transactions.

The CHP Projections included in this document have been prepared by, and are the responsibility of, CHP management. PricewaterhouseCoopers LLP has not audited, reviewed, examined, compiled nor applied agreed-upon procedures with respect to the CHP Projections and, accordingly, PricewaterhouseCoopers LLP does not express an opinion or any other form of assurance with respect thereto. The PricewaterhouseCoopers LLP report included in this document relates to CHP’s previously issued financial statements. It does not extend to the CHP Projections and should not be read to do so.

The CHP Projections were not prepared with a view toward compliance with published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants for preparation or presentation of prospective financial information.

In light of the foregoing factors and the uncertainties inherent in the CHP Projections, SNDA stockholders and CHP stockholders are cautioned not to place undue reliance on the CHP Projections.

The following table summarizes the CHP Projections ($ in millions) for the fiscal year 2026 through fiscal year 2030:

	2026P	2027P	2028P	2029P	2030P
Total Cash NOI(1)	$127.7	$138.2	$147.3	$156.7	$165.8
Cash General and Administrative and Other Expenses(1)	($10.0)	($10.3)	($10.6)	($10.9)	($11.3)
Asset Management Fees	($13.8)	($13.8)	($13.8)	($13.8)	($13.8)
Capital Expenditures (Recurring & Non-Recurring)	($15.6)	($16.1)	($16.5)	($17.0)	($17.5)
Total Unlevered Free Cash Flow(1)	$88.3	$98.1	$106.3	$115.0	$123.2

(1)

Total unlevered free cash flow is defined as total cash NOI (which represents total revenue less property-level operating expenses and excludes any straight-line rent and amortization of above and below market lease adjustments as required by GAAP), less cash general and administrative and other operating expenses, less the asset management fees paid to the external manager, less capital expenditures for recurring and non-recurring items. Total unlevered free cash flow, total cash NOI and Cash general and administrative and other operating expenses are non-GAAP financial measures. CHP believes that its presentation of these non-GAAP measures provides useful supplemental information to investors and CHP’s management regarding CHP’s financial condition and results of operations. Other firms may calculate these non-GAAP measures differently than CHP, which limits comparability between companies. Non-GAAP measures are not in accordance with, nor a substitute for, GAAP.

Interests of SNDA’s Directors and Executive Officers in the Transactions

In considering the recommendation of the SNDA Board to vote for the Authorized Share Increase Proposal and the Stock Issuance Proposal, holders of SNDA Stock should be aware that the directors and executive officers of SNDA may have interests in the Transactions that are different from, or in addition to, the interests of holders of SNDA Stock generally. The SNDA Board was aware of these interests when it approved the Merger Agreement and the Transactions, and considered them, in making its recommendation that SNDA stockholders vote to approve the Authorized Share Increase Proposal and the Stock Issuance Proposal.

These interests include (a) the continued service of certain members of the SNDA Board, including SNDA’s chief executive officer, (b) the continued service of all executive officers, including SNDA’s chief executive officer, who will remain in their current positions following the Transactions, and (c) the direct or indirect interests of certain members of the SNDA Board who are principals of Conversant or Silk in the Equity Financing. The SNDA Board established a Special Committee comprised solely of independent and disinterested directors for the purpose of reviewing, evaluating, negotiating and approving any financing of the Transactions contemplated by the Merger Agreement and all other matters relating to or arising in connection with such Transactions that present actual or potential conflicts of interest between SNDA and either of Conversant or Silk. The SNDA Special Committee unanimously determined, among other things, that the Investment Agreements, including the Investment Documents and the transactions contemplated thereby, are advisable and in the best interests of SNDA and its stockholders and that the terms of the transactions contemplated by the Investment Documents are no less favorable to SNDA than those that could have been obtained from third parties. The SNDA Board was aware of the additional or different interests set forth herein (other than any interests that arose following SNDA’s entry into the Merger Agreement) and considered such interests along with other matters (including the recommendation of the Special Committee) in evaluating the Transactions, negotiating and approving the Transactions, and making the recommendation that SNDA stockholders vote to approve the Authorized Share Increase Proposal and the Stock Issuance Proposal. The SNDA Board was also aware that certain members of the SNDA Board are affiliated with Conversant and Silk and established the SNDA Special Committee comprised solely of independent and disinterested directors for the purpose of reviewing, evaluating, negotiating and approving any financing of the Transactions contemplated by the Merger Agreement and all other matters relating to or arising in connection with such Transactions that present actual or potential conflicts of interest between SNDA and either of Conversant or Silk.

The Transactions will not constitute a “change in control” for purposes of the SNDA directors’ or executive officers’ equity award arrangements. Accordingly, there are no payments or benefits to SNDA directors or executive officers that are based on or otherwise relate to the Transactions, and all equity award arrangements will continue to vest in accordance with their standard terms. Upon completion of the Transactions, except as described in the section entitled “The SNDA Board After the Transactions,” the current directors and executive officers of SNDA are expected to continue in their current roles with the Combined Company.

Interests of CHP’s Directors and Executive Officers in the Transactions

In considering the recommendation of the CHP Board, you should be aware that CHP’s directors and executive officers and CHC may have certain interests in the Transactions contemplated by the Merger Agreement that may be different from, or in addition to, the interests of CHP’s stockholders generally. The members of the CHP Board were aware of and considered these interests in reaching the determination to approve the Transactions and recommend to the holders of CHP Common Stock that they vote to approve the proposals to be voted on at the CHP Annual Meeting.

Transition Services Agreement and Asset Purchase Agreement

On November 4, 2025, CHC and SNDA entered into the TSA and the APA in connection with the Transactions. Pursuant to the TSA, CHC will be reimbursed the costs of providing certain services to SNDA following closing of the Transactions, including assistance with tax matters, CHP’s website, stockholder services, communications, procurement support and maintenance of access to certain data feed, and pursuant to the APA, concurrently with the closing of the Transactions, CHC is selling to SNDA certain assets used by CHC to perform its advisory functions to CHP, including an asset management database, books and records, intellectual property and books, records, files, data and other information. Additionally, effective as of the closing of the APA, and subject to completion of customary background checks and similar employment screening processes, SNDA will offer full-time employment with SNDA or one of its affiliates to no fewer than 17 employees of CHC for a period of no less than 90 days. For a more complete discussion of the Transition Services Agreement and the Asset Purchase Agreement, see the sections entitled “The Transaction Agreements – Summary of The Transition Services Agreement,” and “The Transaction Agreements – Summary of the Asset Purchase and Sale Agreement”, respectively.

Director and Officer Indemnification and Insurance

Pursuant to the terms of the Merger Agreement, the CHP directors and executive officers will be entitled to certain ongoing indemnification and coverage under directors’ and officers’ liability insurance policies from and after the Second Merger Effective time until the sixth anniversary thereof, in each case with respect to any claim for matters occurring on or before the Second Merger Effective Time. For a detailed description of the provisions of the Merger Agreement relating to director and officer indemnification, please see the section entitled “The Transaction Agreements – Summary of the Merger Agreement – Director and Officer Indemnification and Insurance.”

Membership on the SNDA Board of Directors

Pursuant to the Merger Agreement, SNDA has agreed to appoint, effective as of the Second Merger Effective Time, two individuals selected by CHP, subject to such individuals meeting the requirements and criteria for director appointments of the SNDA Board’s Nominating and Corporate Governance Committee, to the SNDA Board. One of the individuals selected by CHP for appointment to the SNDA Board pursuant to the Merger Agreement is Stephen H. Mauldin, Chief Executive Officer and President of CHP, and the second individual will be an individual designated by CHP following the date of this joint proxy statement/prospectus. The appointment of the second director to the SNDA Board remains subject to the review and approval by the SNDA Board’s Nominating and Corporate Governance Committee prior to the Second Merger Effective Time.

Share Ownership

CHP’s directors and executive officers will receive the same Transaction Consideration as other CHP stockholders for each share of CHP Common Stock that they own at the effective time of the Transactions. For information regarding beneficial ownership of CHP Common Stock by each of CHP’s current directors, see the section titled “Security Ownership of CHP Directors and Executive Officers.”

Treatment of CHP Restricted Stock Awards

Pursuant to the terms and conditions of the Merger Agreement, prior to the First Merger Effective Time, CHP will take all actions necessary such that each restricted stock award in respect of shares of CHP Common Stock granted under the Expense Support Agreement that is outstanding immediately prior to the First Merger Effective Time will not vest and shall be forfeited, in accordance with the terms of the Expense Support Agreement.

SNDA Board of Directors After the Transactions

The Merger Agreement requires SNDA to take all necessary corporate action to cause two individuals, one of whom will be Stephen H. Mauldin, designated in writing by CHP to be appointed to the SNDA Board, subject to such individuals meeting the reasonable requirements and criteria for director appointments of the SNDA Board’s Nominating and Corporate Governance Committee. If any designees are not approved by the SNDA Board’s Nominating and Corporate Governance Committee, CHP will designate additional nominees in lieu thereof until two nominees are approved by the SNDA Board’s Nominating and Corporate Governance Committee. The SNDA Board is classified, with directors assigned to one of three classes. The term for Class I directors expires at the 2028 SNDA annual meeting of stockholders, the term for Class II directors expires at the 2026 SNDA annual meeting of stockholders and the term for Class III directors expires at the 2027 SNDA annual meeting of stockholders. Decisions regarding the class of director for Stephen H. Mauldin and the second CHP nominee remain subject to the determination of the SNDA Board’s Nominating and Corporate Governance Committee. However, Stephen H. Mauldin and the second CHP nominee will not be assigned to the same class of directors.

Upon the Second Merger Effective Time, subject to the conditions and upon the terms set forth in the A&R Investor Rights Agreement, Conversant Fund A expects to designate Michael Simanovsky, Conversant’s Managing Partner for appointment as a member and the Chairperson of the SNDA Board, to join existing Conversant designees Robert Grove, a Conversant Principal, and Benjamin P. Harris, both of whom currently serve on the SNDA Board. These three individuals would represent Conversant Fund A’s three SNDA Board designees effective as of the Second Merger Effective Time, and each of Elliott R. Zibel, David W. Johnson and one designee of Silk would step down from the SNDA Board, effective as of the Second Merger Effective Time.

Accounting Treatment

SNDA prepares its financial statements in accordance with GAAP. The Transactions will be accounted for using the business combination accounting rules in accordance with ASC 805, which require the application of a screen test to evaluate if substantially all of the fair value of the assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets to determine whether a transaction is accounted for as an asset acquisition or a business combination. In the event that the screen test is not met, the rules require a further assessment to determine whether an asset acquisition or a business combination has occurred. In addition, the rules require the identification of the accounting acquirer, the determination of the acquisition date, the recognition and measurement, at fair value, of the identifiable assets acquired, liabilities assumed and any noncontrolling interest in the consolidated subsidiaries of the accounting acquiree. After consideration of all applicable factors pursuant to the business combination accounting rules, the Transactions will be treated as a business combination under GAAP with SNDA as the accounting acquirer. SNDA is expected to be the accounting acquirer primarily because (i) SNDA is the entity that will transfer consideration to consummate the Transactions, (ii) the Combined Company’s board of directors will be composed primarily of the existing SNDA Board, and (iii) SNDA’s senior management will constitute the majority of management of the Combined Company. Any excess of purchase price over the fair value of net assets less noncontrolling interests will be recorded as goodwill. Costs related to the Transactions will be expensed as incurred.

Regulatory Matters

Federal and State Regulatory Approvals

Pursuant to federal health care laws and regulations and the health care laws and regulations of certain states, and pursuant to certain licenses of certain of CHP’s subsidiaries, applicable federal and state regulatory and governmental authorities must approve, or be notified of, SNDA’s merger with and control of CHP’s regulated businesses or entities which operate senior living facilities including independent living, assisted living facilities, memory care facilities and skilled nursing facilities licensed under applicable state law and, to the extent applicable, enrollments in Medicare and/or Medicaid, including the required consents on which SNDA’s obligation to close the Transactions is conditioned under the Merger Agreement. To obtain these approvals and provide such notices, SNDA, or the applicable SNDA subsidiary, and in some instances CHP, or the applicable CHP regulated entity, as the case may be, has filed acquisition of control and/or material modification or other statements, notices or applications, as required by federal health care law or regulation and the health care or other laws and regulations of each applicable state or applicable regulated entities’ licenses and contracts.

Specifically, the obligation of SNDA to the Merger Agreement to effect the Transactions is subject to obtaining approvals from the Washington Department of Social and Health Services in respect of certain senior living facilities and certain Oregon Medicaid enrollments in respect of certain senior living facilities. In addition, a notification was made to the Indiana Office of the Attorney General on December 4, 2025.

While we have no reason to believe it will not be possible to obtain the applicable state licensure or regulatory approvals in a timely manner, there is no certainty that these will be completed within the periods of time currently contemplated or that the completion of any of the review or receipt of the applicable state licensure or regulatory approvals will not be conditioned upon actions that will be materially adverse to SNDA or the Combined Company, or that a challenge to the Transactions will not be made. If a challenge is made, we cannot predict the result.

SNDA and CHP are not aware of any material governmental approvals or actions that are required for completion of the Transactions other than those described above, and, in addition, the parties intend to submit any notices to applicable governmental authorities that are required in connection with the Transactions. It is presently contemplated that if any such additional material governmental approvals or actions are required, those approvals or actions will be sought, and pursuant to the Merger Agreement, SNDA and CHP have agreed to use their respective commercially reasonable efforts and to act in good faith to cooperate with each other and to provide, to the extent permitted by law, such information and communications to each other or to any governmental authority as may be reasonably requested to obtain the required regulatory approvals to consummate the Transactions.

Investment Documents; Debt Financing

In order to fund a portion of the cash consideration payable to holders of CHP Common Stock in connection with the transactions contemplated by the Merger Agreement, certain holders of SNDA Stock, including Silk and certain affiliates of Conversant (Silk and Conversant’s affiliates being two of the largest beneficial owners of SNDA Stock), have committed to fund an aggregate amount of approximately $110 million in exchange for the issuance of 4,113,688 shares of SNDA Common Stock in a private placement pursuant to Section 4(a)(2) of the Securities Act, at a price per share equal to the Transaction Reference Price pursuant the Investment Agreements. A summary of the Investment Agreements is included in this joint proxy statement/prospectus in the section entitled “The Transaction Agreements – Summary of the Investment Agreements” beginning on page 197.

Commitment Letter

On November 4, 2025, in connection with the Merger Agreement, SNDA entered into a commitment letter (the “Debt Commitment Letter”) with Royal Bank of Canada, BMO Capital Markets Corp. and BMO Bank N.A. (the “Debt Commitment Parties”), pursuant to which, subject to the terms and conditions set forth therein, the Debt Commitment Parties committed to provide a 364-day senior secured bridge term loan facility in an aggregate principal amount of up to $900,000,000 (the “Bridge Facility” and any loans made thereunder, the “Bridge Loans”) to fund a portion of the cash consideration required for the consummation of the Transactions contemplated by the Merger Agreement, transaction expenses and the repayment of CHP’s existing credit facilities. SNDA’s receipt of the debt financing under the Debt Commitment Letter is not a condition to closing the transactions contemplated by the Merger Agreement.

The funding of the Bridge Facility is subject to the satisfaction of customary limited conditions, including the accuracy of certain limited representations and warranties under the Merger Agreement and the Bridge Facility, the absence of any event that has had or would reasonably be expected to have, individually or in the aggregate, a CHP material adverse effect since the date of the Merger Agreement, the consummation of the Transactions in accordance with the Merger Agreement and the execution and delivery of definitive documentation with respect to the Bridge Facility in accordance with the terms set forth in the Debt Commitment Letter. The commitments under the Bridge Facility were reduced on a dollar-for-dollar basis by the aggregate amount of the Permanent Term Loans (as defined below) and will further be reduced by an amount equal to the net proceeds of certain financing transactions, including any property-level agency or mortgage financing that SNDA raises before or after the Second Closing Date, if any. In addition, the commitments under the Bridge Facility were reduced on a dollar-for-dollar basis by the $75,000,000 commitment increase under the Revolving Facility (as defined below) made available pursuant to the Permanent Facilities Credit Agreement (as defined below). As of the date of this joint proxy statement/prospectus, commitments of $300,000,000 remain available under the Bridge Facility.

The Bridge Facility will be guaranteed by SNDA’s subsidiaries that guarantee SNDA’s existing revolving credit facility (the “Existing Revolving Facility”), and each subsidiary of CHP that is designated as a guarantor by SNDA, and each property that is owned directly by a guarantor and that satisfies certain borrowing base requirements will become borrowing base properties in support of the Bridge Facility. The Bridge Facility will be secured by, among other things, first priority pledges of equity interests in entities that are owned directly or indirectly by SNDA that own borrowing base properties.

Loans under the Bridge Facility will bear interest at a rate equal to, at SNDA’s option, either (a) Term SOFR plus a margin ranging from 2.00% to 1.35% depending on SNDA’s total leverage ratio or (b) base rate plus a margin ranging from 1.00% to 0.35% depending on SNDA’s total leverage ratio; provided that the margin applicable to the Bridge Facility will increase by 25 basis points on each date that is 90, 180 and 270 days after the date of funding. At any time that SNDA is in default under the Bridge Facility, the Bridge Loans will bear interest at 2% above the rate otherwise applicable thereto. SNDA may prepay the Bridge Facility in whole or in part at any time without premium or penalty, and will be required to prepay the Bridge Facility with the net cash proceeds from certain issuances of debt or equity and from the sale of certain property or assets (such repayment events, “Mandatory Prepayment Events”). Bridge Loans will not amortize during the term of the Bridge Facility and outstanding principal will be due in full on the Bridge Facility maturity date.

The Bridge Facility will contain customary events of default, corporate covenants and borrowing base availability requirements, including a maximum total leverage ratio, a maximum consolidated secured recourse leverage ratio, a minimum consolidated fixed charge coverage ratio, a minimum consolidated tangible net worth, a maximum amount of permitted dividends and distributions, a maximum variable rate indebtedness ratio, a maximum consolidated secured leverage ratio, a minimum implied borrowing base debt service coverage ratio and a maximum borrowing base loan to value ratio.

Pursuant to the Debt Commitment Letter, SNDA agreed to reimburse the Debt Commitment Parties for all reasonable and documented out-of-pocket expenses incurred in connection with the Bridge Facility, including the reasonable and documented out-of-pocket fees, charges and disbursements of legal counsel, regardless of whether the Transactions are consummated.

Amended and Restated Credit Agreement

On December 29, 2025, SNDA entered into an amended and restated credit agreement (“Permanent Facilities Credit Agreement”) by and among SNDA as borrower, the subsidiaries of SNDA from time to time party thereto as guarantors, the lenders from time to time party thereto (collectively, “Lenders”), and BMO Bank N.A. as administrative agent, pursuant to which, subject to the terms and conditions set forth therein, the Lenders agreed to, among other things, provide to SNDA senior secured term loans in an aggregate principal amount of $525.0 million (“Permanent Term Loans”) and increase the commitments under the Existing Revolving Facility from $300.0 million effective as of the closing of the Transactions to $375.0 million (“Revolving Commitment Increase” and the Existing Revolving Facility, as amended by the Permanent Facilities Credit Agreement, “Revolving Facility”; the Revolving Facility and the Permanent Term Loans, collectively, “Permanent Facilities”). The Permanent Term Loans comprise a $262.5 million senior secured term loan facility that matures three years after the Closing Date and a $262.5 million senior secured term loan facility that matures five years after the Closing Date. The commitments under the Revolving Facility terminate on the four-year anniversary of the Closing Date, subject to SNDA’s option to extend such maturity date for one additional twelve-month period.

The funding of the Permanent Term Loans, which is expected to occur substantially simultaneously with the consummation of the Equity Purchase Closing pursuant to the Merger Agreement, and the availability of the Revolving Commitment Increase under the Revolving Facility, are subject to the satisfaction of customary limited conditions, including accuracy of certain limited representations and warranties under the Merger Agreement and the Permanent Facilities Credit Agreement, the absence of any event that has had or would reasonably be expected to have, individually or in the aggregate, a CHP material adverse effect since the date of the Merger Agreement, the consummation of the Transactions in accordance with the Merger Agreement and the execution and delivery of corporate authorizations, legal opinions and other customary closing documentation with respect to SNDA and the other loan parties.

The Permanent Term Loans will be available in a single borrowing on the date on which all conditions precedent set forth in the Permanent Facilities Credit Agreement have been satisfied or waived by the requisite percentage of Lenders in accordance with the terms thereof. The net proceeds of the Permanent Term Loans will be used to fund a portion of the cash consideration required for the consummation of the transactions contemplated by the Merger Agreement, transaction expenses and the repayment of CHP’s existing credit facilities. SNDA’s receipt of the debt financing under the Permanent Facilities Credit Agreement is not a condition to closing the Transactions contemplated by the Merger Agreement or any borrowing under the Bridge Facility discussed above.

The Permanent Facilities will be guaranteed by SNDA’s subsidiaries that guarantee the Existing Revolving Facility, and each subsidiary of CHP that is designated as a guarantor by SNDA, and each property that is owned directly by a guarantor and that satisfies certain borrowing base requirements will become borrowing base properties in support of the Permanent Facilities. The Permanent Facilities will be secured by, among other things, first priority pledges of equity interests in entities that are owned directly or indirectly by SNDA that own borrowing base properties; provided that such equity pledges will be released upon the later of 12 months after the funding of the Permanent Facilities and SNDA’s compliance with certain covenant requirements.

The Permanent Term Loans will bear interest at a rate equal to, at SNDA’s option, either (i) Term SOFR plus a margin ranging from 1.95% to 1.30% depending on SNDA’s total leverage ratio or (ii) base rate plus a margin ranging from 0.95% to 0.30% depending on SNDA’s total leverage ratio. Loans under the Revolving Facility will bear interest at a rate equal to, at SNDA’s option, either (a) Term SOFR plus a margin ranging from 2.00% to 1.35% depending on SNDA’s total leverage ratio or (b) base rate plus a margin ranging from 1.00% to 0.35% depending on SNDA’s total leverage ratio. At any time that SNDA is in default under the Permanent Facilities, the loans under the Permanent Facilities will bear interest at 2% above the rate otherwise applicable thereto.

SNDA may prepay the Permanent Facilities in whole or in part at any time without premium or penalty (subject to reimbursement of breakage costs). SNDA will also be required to repay the Permanent Facilities to the extent the outstanding principal balance of the Permanent Facilities exceeds the borrowing base value applicable thereto. Loans under the Permanent Facilities will not amortize and outstanding principal will be due in full on the applicable Permanent Facility maturity date.

The Permanent Facilities will contain customary events of default, corporate covenants and borrowing base availability requirements, including a maximum total leverage ratio, a maximum consolidated secured recourse leverage ratio, a minimum consolidated fixed charge coverage ratio, a minimum consolidated tangible net worth, a maximum amount of permitted dividends and distributions, a maximum variable rate indebtedness ratio, a maximum consolidated secured leverage ratio, a minimum implied borrowing base debt service coverage ratio and a maximum borrowing base loan to value ratio.

Pursuant to the Permanent Facilities Credit Agreement, SNDA agreed to reimburse the Permanent Facilities arrangers and bookrunners for all reasonable and documented out-of-pocket expenses incurred in connection with the Permanent Facilities, including the reasonable and documented out-of-pocket fees, charges and disbursements of legal counsel, regardless of whether the Permanent Term Loans are borrowed.

Stock Exchange Listings

SNDA Common Stock is listed for trading on the NYSE under the ticker symbol “SNDA”. If the Transactions are completed, CHP common stock will be de-registered under the Exchange Act.

Under the terms of the Merger Agreement, SNDA will cause the shares of SNDA Common Stock to be issued to the CHP stockholders pursuant to the terms of the Merger Agreement and to the Investors pursuant to the Investment Agreements to be approved for listing on the NYSE, subject to official notice of issuance. The Merger Agreement provides that neither SNDA nor CHP will be required to complete the Transactions if such shares are not authorized for listing on the NYSE, subject to official notice of issuance.

No Appraisal Rights in the Transactions

Pursuant to Section 3-202(c) of the MGCL, holders of CHP Common Stock do not have the right to receive the appraised value of their shares in connection with the Transactions because the CHP Charter expressly excludes these rights unless the CHP Board provides that holders of the CHP Common Stock are entitled to exercise such rights, which the CHP Board did not approve. In the case of the holders of SNDA Common Stock, the issuance of shares of SNDA Common Stock and the other transactions described herein are not transactions for which these rights arise under the DGCL.

THE TRANSACTION AGREEMENTS

Summary of the Merger Agreement

This section of the joint proxy statement/prospectus describes the material terms of the Merger Agreement. The description in this section and elsewhere in this joint proxy statement/prospectus is subject to, and qualified in its entirety by reference to, the complete text of the Merger Agreement, which is attached as Annex A to this joint proxy statement/prospectus and incorporated by reference herein. This summary does not purport to be complete and may not contain all of the information about the Merger Agreement that is important to you. We urge you to read the full text of the Merger Agreement, as it is the legal document governing the Transactions. This section is not intended to provide you with any factual information about CHP or SNDA. Such information can be found elsewhere in this joint proxy statement/prospectus and in the public filings CHP and SNDA make with the SEC, as described in the section entitled “Where You Can Find More Information.”

Explanatory Note Regarding the Merger Agreement

The Merger Agreement and this summary of terms are included to provide you with information regarding the terms of the Merger Agreement. Factual disclosures about CHP and SNDA contained in this joint proxy statement/prospectus or in the public filings CHP or SNDA make with the SEC may supplement, update or modify the factual disclosures about CHP and SNDA contained in the Merger Agreement. The Merger Agreement contains representations and warranties by CHP, on the one hand, and by SNDA, on the other hand, made solely for the benefit of the other parties to the Merger Agreement. The representations, warranties and covenants made in the Merger Agreement by CHP and SNDA were qualified and subject to important limitations agreed to by CHP and SNDA in connection with negotiating the terms of the Merger Agreement. In particular, in your review of the representations and warranties contained in the Merger Agreement and described in this summary, it is important to bear in mind that the representations and warranties were negotiated with the principal purpose of establishing circumstances in which a party to the Merger Agreement may have the right not to consummate the Transactions if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise and allocating risk between the parties to the Merger Agreement, rather than establishing matters as facts. The representations and warranties also may be subject to a contractual standard of materiality different from that generally applicable to stockholders and reports and documents filed with the SEC, and some were qualified by the matters contained in the confidential disclosure schedules that CHP and SNDA each delivered in connection with the Merger Agreement and certain documents filed with the SEC. Moreover, information concerning the subject matter of the representations and warranties, which do not purport to be accurate as of the date of this joint proxy statement/prospectus, may have changed since the date of the Merger Agreement. Accordingly, the representations and warranties in the Merger Agreement should not be relied on by any persons as characterizations of the actual state of facts about CHP or SNDA at the time they were made or otherwise and should be read only in conjunction with the other information provided elsewhere in this joint proxy statement/prospectus or incorporated by reference into this joint proxy statement/prospectus. Please see the section entitled “Where You Can Find More Information” for more information about CHP and SNDA.

Structure of the Transactions

The SNDA Board unanimously approved the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Transactions. CHP’s board of directors unanimously approved the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Transactions.

The Merger Agreement provides, among other things, that, on the terms and subject to the conditions set forth therein:

•

Effective as of the Equity Purchase Effective Time, CHP will transfer to SNDA Merger Sub (a) the Merger One Percentage of the outstanding operating partnership units of CHP Partners, LP, a Delaware limited partnership and wholly-owned subsidiary of CHP, (b) a membership interest in CHP GP, LLC, a Delaware limited liability company and wholly-owned subsidiary of CHP, representing a 50% membership interest in CHP GP, LLC, and (c) the Merger One Percentage of the outstanding shares of common stock, par value $1.00 per share, of CHP TRS Holdings, Inc., a Delaware corporation and wholly-owned subsidiary of CHP. In consideration for the transfer of the foregoing units, membership interests and shares, SNDA will issue a number of shares of SNDA Common Stock equal to the Aggregate Stock Consideration to CHP;

•	Effective concurrently with the Equity Purchase Effective Time, CHP will adopt a plan of liquidation in a form reasonably acceptable to SNDA;

•

Effective as of the First Merger Effective Time, CHP Merger Sub will merge with and into CHP, with CHP surviving such merger (the “First Merger”). In connection with the First Merger, the Merger One Percentage of each share of CHP Common Stock issued and outstanding immediately prior to the First Merger Effective Time (other than the Excluded Shares) will be automatically cancelled and converted into the right to receive a number of validly issued, fully paid and nonassessable shares of SNDA Common Stock equal to the Exchange Ratio, and the Remaining Share Interest will continue to be issued and outstanding and held by the holder thereof; and

•

Effective as of the Second Merger Effective Time, CHP will merge with and into SNDA Merger Sub, with SNDA Merger Sub surviving such merger (the “Second Merger”). In connection with the Second Merger, each Remaining Share Interest issued and outstanding immediately prior to the Second Merger Effective Time (other than the Excluded Shares) will be automatically cancelled and converted into the right to receive $2.32 in cash.

Transaction Consideration

Stock Consideration

Pursuant to the Merger Agreement, at the First Merger Effective Time, by virtue of the consummation of the First Merger and without any further action on the part of CHP, SNDA, SNDA Merger Sub or the holders of any securities of CHP, SNDA, or SNDA Merger Sub:

•

the Merger One Percentage of each share of CHP Common Stock issued and outstanding immediately prior to the First Merger Effective Time (other than the Excluded Shares) will be automatically cancelled and converted into the right to receive Per Share Stock Consideration; and

•	the Remaining Share Interest will continue to be issued and outstanding and held by the holder thereof.

Cash Consideration

Pursuant to the Merger Agreement, at the Second Merger Effective Time, by virtue of the consummation of the Second Merger and without any further action on the part of CHP, SNDA, SNDA Merger Sub or the holders of any securities of CHP, SNDA, or SNDA Merger Sub, each Remaining Share Interest issued and outstanding immediately prior to the Second Merger Effective Time (other than the Excluded Shares) will be automatically cancelled and converted into the right to receive the Per Share Cash Consideration.

Adjustments

If, at any time during the period between the date of the Merger Agreement and the Second Merger Effective Time, any change in the number or type of issued and outstanding shares of CHP Common Stock and/or the SNDA Common Stock occurs as a result of a reorganization, recapitalization, reclassification, share dividend, share split, reverse share split or other similar change in the capitalization of CHP or SNDA, respectively, then the Transaction Consideration will be proportionally and appropriately adjusted to provide the holders of the CHP Common Stock the same economic effect as contemplated by the Merger Agreement prior to such event. Without limiting the foregoing and notwithstanding anything to the contrary in the Merger

Agreement, if the CHP Board or CHP declares or pays one or more special distributions between the date of the Merger Agreement and the Second Merger Effective Time (including any dividend or other distribution payment that the CHP Board determines is reasonably necessary for CHP to avoid incurring entity-level income or excise taxes or to maintain its qualification as a REIT for any period ending on or prior to the Second Merger Effective Time, or to qualify or preserve the status of any entity in which CHP directly or indirectly owns an interest as a disregarded entity or partnership for U.S. federal income tax purposes or as a “qualified REIT subsidiary” or a “taxable REIT subsidiary” under the applicable provisions of Section 856 of the Code, and excluding any full quarter dividend and any partial quarter dividend expressly permitted to be paid by the Merger Agreement), then (a) the Per Share Cash Consideration will be decreased by an amount equal to the aggregate amount per share of CHP Common Stock subject to such special distribution, and (b) if the aggregate amount per share of CHP Common Stock subject to such special distribution exceeds the amount of the Per Share Cash Consideration, then the Per Share Cash Consideration will be equal to $0 and then, in the definition of “Exchange Ratio”, the reference to $4.58 will be reduced by the amount of such special distribution in excess of $2.32.

Fractional Shares

No fractional shares of SNDA Common Stock will be issued upon the cancellation and conversion of shares of CHP Common Stock. In lieu of the delivery of any such fractional share, after aggregating all shares of CHP Common Stock converted with respect to each former holder of CHP Common Stock, the Exchange Agent, on behalf of SNDA, will pay to each former holder of CHP Common Stock who otherwise would be entitled to receive such fractional shares an amount in cash (rounded to the nearest cent) determined by multiplying (a) the Closing VWAP by (b) the fraction of a share (rounded to the nearest thousandth when expressed in decimal form) of SNDA Common Stock that such former holder of CHP Common Stock would otherwise be entitled to receive pursuant to the Merger Agreement.

Effect on CHP Restricted Stock Awards

All of the restricted stock awards in respect of shares of CHP Common Stock that are outstanding as of the date of the Merger Agreement or that are granted after the date of the Merger Agreement will be forfeited immediately prior to the First Merger Effective Time and will not be entitled to receive any transaction consideration in connection with the Transactions.

Closings and Effective Times

The consummation of Equity Purchase Closing and the First Merger will take place on the date that is five (5) business days after all conditions to the Equity Purchase Closing have been satisfied (other than those conditions that by their nature are to be satisfied or waived at the Equity Purchase Closing, but subject to the satisfaction or valid waiver of such conditions), or on such other date as may be agreed by SNDA and CHP; provided, that without SNDA’s prior written consent, the consummation of the Transactions will not occur prior to March 4, 2026. Additionally, the First Closing Date must be on a business day that precedes another business day.

Subject to the terms and conditions of the Merger Agreement, the Transactions will be effectuated as follows:

•	The Equity Purchase will be effective as of 4:01 p.m. Eastern Time on the First Closing Date;

•	CHP will adopt a plan of liquidation, in a form reasonably acceptable to SNDA, effective as of 4:01 p.m. Eastern Time on the First Closing Date;

•

The First Merger will be effective as of 4:05 p.m. Eastern Time on the First Closing Date (or such other time that parties will agree and designate in the articles of first merger in accordance with the MGCL); and

•

The Second Merger will be effective as of 8:00 a.m. Eastern Time on the Second Closing Date (or such other time that parties will agree and designate in the articles of second merger in accordance with the MGCL).

•

Effective immediately upon the occurrence of the Equity Purchase Closing, all of the conditions set forth in the Merger Agreement will irrevocably be deemed to be satisfied for all purposes of the Merger Agreement.

Merger Consideration; Exchange of Shares

At or before the Equity Purchase Effective Time, SNDA, on behalf of SNDA Merger Sub, will deposit, or cause to be deposited, with the Exchange Agent, for the benefit of CHP prior to the consummation of the First Merger, and from and after the First Merger Effective Time, for the benefit of the former holders of CHP Common Stock, (a) book entry shares or, in SNDA’s sole discretion, new certificates representing the Aggregate Stock Consideration, and (b) cash in an amount sufficient to pay the cash in lieu of any fractional shares of SNDA Common Stock determined in accordance with the terms of the Merger Agreement.

At or before the Equity Purchase Effective Time, SNDA, on behalf of SNDA Merger Sub, will deposit, or cause to be deposited, with the Exchange Agent, to be held in escrow for the benefit of SNDA and solely for the purposes set forth in the Merger Agreement until the Second Merger Effective Time, exclusively for the benefit of the former holders of CHP Common Stock, the Aggregate Cash Consideration.

As promptly as practicable after the Second Merger Effective Time, but in no event later than five (5) business days thereafter, SNDA will cause the Exchange Agent to deliver to each former holder of CHP Common Stock the portion of the Aggregate Stock Consideration, Aggregate Cash Consideration, and, without duplication, cash in lieu of fractional shares of SNDA Common Stock that such holder has become entitled to receive pursuant to the Merger Agreement.

No Appraisal Rights

No dissenters’ rights, appraisal rights or rights of an objecting stockholder will be available with respect to the Transactions, including any remedy under Title 3, Subtitle 2 of the MGCL. For additional information, see the section entitled “The Transactions – No Appraisal Rights in the Transactions” beginning on page 169.

Organizational Documents

At the First Merger Effective Time and by virtue of the First Merger, (a) the CHP Charter, as in effect immediately prior to the First Merger Effective Time, will continue to be the charter of CHP following the consummation of the First Merger, and (b) the CHP Bylaws, as in effect immediately prior to the First Merger Effective Time, will continue to be the CHP Bylaws following the consummation of the First Merger, in each case, until thereafter amended in accordance with applicable law and the applicable provisions of such charter and CHP Bylaws.

At the Second Merger Effective Time, and by virtue of the Second Merger, (a) the articles of incorporation of SNDA Merger Sub, as in effect immediately prior to the Second Merger Effective Time, will be amended in a form reasonably acceptable to SNDA, and as so amended, will constitute the charter of the surviving entity, and (b) the bylaws of SNDA Merger Sub, as in effect immediately prior to the Second Merger Effective Time, will be the bylaws of the surviving entity (except for the name of the Surviving Entity), in each case, until thereafter amended in accordance with applicable law and the applicable provisions of such charter and bylaws.

Directors and Officers

From and after the First Merger Effective Time, the directors of CHP immediately prior to the First Merger Effective Time will be continue to be the directors of CHP following the consummation of the First Merger, and the officers of CHP immediately prior to the First Merger Effective Time will continue to be the officers of CHP following the consummation of the First Merger.

From and after the Second Merger Effective Time, the directors of SNDA Merger Sub immediately prior to the Second Merger Effective Time will be the directors of the surviving entity following the consummation of the Second Merger, and the officers of SNDA Merger Sub immediately prior to the Second Merger Effective Time will be the officers of the surviving entity following the consummation of the Second Merger, in each case until his or her respective resignation or removal or such time as his or her respective successor is duly elected or appointed and qualified in accordance with applicable law and the organizational documents of the surviving entity.

Withholding

SNDA, Holdco, CHP, and the surviving company are entitled to deduct and withhold, or cause the Exchange Agent to deduct and withhold, from any amounts otherwise payable pursuant to the Merger Agreement to any person such amounts as are required to be deducted and withheld with respect to the making of such payment under the Code or any provision of applicable tax law; provided, however, that prior to any such withholding prior notice is given to the recipient and the parties cooperate to minimize or eliminate any such withholding. To the extent that amounts are so deducted or withheld and paid over to the relevant governmental authority, the deducted or withheld amounts will be treated for all purposes of the Merger Agreement as having been paid to the person in respect of which such deduction or withholding was made.

Representations and Warranties

The Merger Agreement contains a number of representations and warranties made by CHP, CHP Merger Sub, SNDA, Holdco, and SNDA Merger Sub. The representations and warranties of CHP, CHP Merger Sub, SNDA, Holdco, and SNDA Merger Sub were made by the parties as of the date of the Merger Agreement and, in some cases, as of the closing date. The representations and warranties do not survive the consummation of the Transactions. Certain of these representations and warranties are subject to specified exceptions and qualifications contained in the Merger Agreement. In addition, certain of CHP’s and CHP Merger Sub’s representations and warranties are qualified by the disclosure letter CHP delivered to SNDA in connection with the Merger Agreement and information CHP filed with the SEC on or after January 1, 2023 and at least two (2) business days prior to the date of the Merger Agreement, and certain of SNDA’s, Holdco’s, and SNDA Merger Sub’s representations and warranties are qualified by the disclosure letter SNDA delivered to CHP in connection with the Merger Agreement and information SNDA filed with the SEC on or after January 1, 2023 and at least two (2) business days prior to the date of the Merger Agreement.

Representations and Warranties of CHP and CHP Merger Sub

The Merger Agreement contains representations and warranties made by CHP and CHP Merger Sub relating to a number of matters, including the following:

•	organization, valid existence, subsidiaries, good standing, and qualification to conduct business;

•	capital structure;

•	authority relative to execution and delivery of the Merger Agreement and the consummation of the transactions contemplated thereby;

•	absence of any conflict with or violation of organizational documents or applicable laws, and the absence of any violation or breach of, or default or consent requirements under, certain agreements;

•	permits and compliance with law;

•	SEC filings, financial statements and indebtedness;

•	the absence of certain changes or events;

•	absence of undisclosed material liabilities;

•	absence of existing defaults or violations under organizational documents or certain other agreements;

•	litigation;

•	tax matters, including qualification as a REIT;

•	employee benefit plans and employees;

•	accuracy of information supplied for inclusion in the proxy statement;

•	intellectual property;

•	privacy and data security;

•	environmental matters;

•	real property and leases;

•	material contracts;

•	insurance;

•	opinion of the financial advisor;

•	stockholder vote required in order to approve the transactions contemplated by the Merger Agreement;

•	broker’s, finder’s and similar fees or commissions;

•	inapplicability of the Investment Company Act of 1940, as amended;

•	exemption of the merger and the other transactions contemplated by the Merger Agreement from any anti-takeover statutes or similar federal or state law;

•	related party transactions;

•	compliance with anti-corruption and anti-bribery laws;

•	title to assets and sufficiency of assets; and

•	healthcare compliance.

Representations and Warranties of SNDA, Holdco, and SNDA Merger Sub

The Merger Agreement contains representations and warranties made by SNDA, Holdco, and SNDA Merger Sub relating to a number of matters, including the following:

•	organization, valid existence, subsidiaries, good standing, and qualification to conduct business;

•	capital structure;

•	authority relative to execution and delivery of the Merger Agreement and the consummation of the transactions contemplated thereby;

•	absence of any conflict with or violation of organizational documents or applicable laws, and the absence of any violation or breach of, or default or consent requirements under, certain agreements;

•	permits and compliance with law;

•	SEC filings and financial statements;

•	the absence of certain changes or events;

•	absence of undisclosed material liabilities;

•	absence of existing defaults or violations under organizational documents or certain other agreements;

•	litigation;

•	tax matters;

•	employees;

•	accuracy of information supplied for inclusion in the proxy statement;

•	intellectual property;

•	privacy and data security;

•	environmental matters;

•	real property and leases;

•	material contracts;

•	stockholder vote required in order to approve the Transactions;

•	broker’s, finder’s and similar fees or commissions;

•	available funds;

•	solvency;

•	no business activities of SNDA Merger Sub;

•	ownership of CHP Common Stock;

•	certain arrangements; and

•	compliance with anti-corruption and anti-bribery laws.

Certain representations and warranties of CHP, CHP Merger Sub, SNDA, Holdco, and SNDA Merger Sub are qualified as to “materiality” or “material adverse effect.” For purposes of the Merger Agreement, a “material adverse effect,” means, with respect to any such person, any effect, event, change, development, circumstance, condition, or occurrence that (a) has had or would reasonably be expected to have a material adverse effect on the business, assets, liabilities, condition (financial or otherwise) or results of operations of such person or its subsidiaries, taken as a whole, or (b) has or would reasonably be expected to prevent or materially impair or materially delay the ability of CHP or SNDA, as applicable, to consummate the Transactions before the Outside Date. However, for purposes of clause (a) above, any effect, event, change, development, circumstance, condition, or occurrence will not be considered a material adverse effect to the extent arising out of or resulting from the following:

•

any failure by CHP or SNDA, as applicable, to meet any projections or forecasts or any estimates of earnings, revenues or other metrics for any period (provided, that any effect, event, change, development, circumstance, condition, or occurrence giving rise to such failure may be taken into account in determining whether there has been a material adverse effect);

•	any changes that affect the industries in which CHP or SNDA, as applicable, participate (including the real estate industry generally or seniors housing real estate industry);

•	any changes in the United States or global economy or capital, financial, credit or securities markets generally, including changes in interest or exchange rates, inflation, and credit conditions;

•	any changes in the legal, regulatory or political conditions in the United States or in any other country or region of the world;

•

the commencement, escalation or worsening of a war or armed hostilities or the occurrence of acts of terrorism, rebellion or insurrection, acts of espionage, cybercrime, ransomware, malware or sabotage, social protest or social unrest, or trade wars;

•

the negotiation, execution, or delivery of the Merger Agreement, or performance in accordance with the terms of the Merger Agreement, or the public announcement of the Transactions, including the impact thereof on relationships, contractual or otherwise, with tenants, residents, suppliers, lenders, investors (including stockholders), venture partners, employees, operators or managers;

•

the taking of any action expressly required by the Merger Agreement, the taking of any action at the written request or with the prior written consent of CHP or SNDA, as applicable, or the failure to take any action at the written request of CHP or SNDA, as applicable;

•	earthquakes, hurricanes, floods, other natural disasters, or any acts of God;

•	changes in Law or GAAP (or the interpretation or enforcement thereof);

•	with respect to CHP, the identities of SNDA, Holdco or SNDA Merger Sub or any affiliate thereof; or

•	any action, made or initiated by any stockholder of CHP or SNDA, as applicable, including any derivative claims, arising out of or relating to the Merger Agreement or the Transactions.

However, if any effect, event, change, development, circumstance, condition, or occurrence described in the second, third, fourth, fifth, eighth and ninth bullet points above disproportionately affects CHP and its subsidiaries or SNDA and its subsidiaries, as applicable, taken as a whole, relative to other companies in the industries in which CHP and SNDA participate, such effect, event, change, development, circumstance, condition, or occurrence may be considered for the purpose of determining whether there has been, or would reasonably be expected to be, a material adverse effect (in which case only the incremental disproportionate adverse effect on CHP and its subsidiaries or SNDA and its subsidiaries, as applicable, will be taken into account for such purpose).

Covenants and Agreements

Conduct of Business by CHP Prior to the First Merger Effective Time

CHP has agreed to certain restrictions on the conduct of its business and of its subsidiaries until the earlier to occur of the Second Merger Effective Time and the termination of the Merger Agreement. In general, except to the extent required by law, as may be consented to in advance in writing by SNDA (which consent will not be unreasonably withheld, delayed or conditioned), as may be expressly contemplated, required or permitted pursuant to the Merger Agreement, or as set forth in the CHP disclosure letter, CHP has agreed that it will, and will cause each of its subsidiaries to:

•	conduct its business in the ordinary course and in a manner consistent with past practice in all material respects and in compliance with law in all material respects;

•	maintain CHP’s status as a REIT; and

•

use its commercially reasonable efforts to (a) maintain its material assets, properties, contracts, agreements, or other material legally binding undertakings, licenses and business organizations in their current condition (normal wear and tear and damage caused by casualty or by any reason outside of CHP or any of its subsidiaries’ control excepted), and (b) preserve intact in all material respects its current business organization, goodwill, ongoing businesses and significant relationships with customers, suppliers, distributors, partners, creditors, lessors, licensors, licensees, managers, operators, tenants, tenants, residents and other persons with which CHP and its subsidiaries has material business relations.

Without limiting the foregoing, CHP has also agreed that, subject to certain specified exceptions, including those discussed below, and except to the extent required by law, as may be consented to in advance in writing by SNDA (which consent will not be unreasonably withheld, delayed or conditioned), as expressly contemplated, required or permitted pursuant the Merger Agreement, or as set forth in the CHP disclosure letter, CHP will not, and it will not cause or permit any of its subsidiaries to, do any of the following:

•	amend the organizational documents of CHP or any CHP subsidiary or waive the stock ownership limit under the organizational documents of CHP;

•

adjust, split, combine, reclassify or subdivide any shares of capital stock, other equity or voting securities or ownership interests of CHP or any CHP subsidiary (other than any wholly owned CHP subsidiary);

•

authorize, declare, set aside or pay any dividend on or make any other distributions (whether in cash, stock, property or otherwise) with respect to shares of capital stock of CHP or any CHP subsidiary or other equity or voting securities or ownership interests in CHP or any CHP subsidiary, except for (A) the declaration and payment of dividends or other distributions by any directly or indirectly wholly owned CHP subsidiary, (B) any permitted REIT dividend in accordance with the terms of the Merger Agreement, and (C) the declaration and payment of a quarterly dividend of up to $0.02560 per share of CHP Common Stock to the CHP stockholders and the holders of the CHP restricted stock awards with respect to each full fiscal quarter of CHP (but only if that such full fiscal quarter will be completed prior to the First Closing Date); provided, that, (1) CHP will ensure that the declaration date, record date and payment date with respect to any such quarterly dividend will be substantially consistent with historical record dates from fiscal year 2025 or if such date is not a business day, the next day that is a business day, and (2) if the First Closing Date occurs during a fiscal quarter of CHP, CHP will be permitted to declare and pay a pro rata portion of the quarterly dividend of $0.02560 per share of CHP Common Stock with respect to the portion of such quarter elapsed in such fiscal quarter through the First Closing Date, with the dividend to be declared and paid to the CHP stockholders and the holders of the CHP restricted stock awards no less than two days prior to the First Closing Date;

•

purchase, redeem, repurchase or otherwise acquire, directly or indirectly, any shares of its capital stock or other equity or voting interests of CHP or a CHP subsidiary, other than (A) in connection with the redemption or repurchase by a wholly owned CHP subsidiary of its own securities (but solely to the extent such securities or equity equivalents are owned by CHP or a wholly owned CHP subsidiary) or (B) to the extent required to maintain its qualification as a REIT under the code for any period or portion thereof ending on or prior to the First Merger Effective Time, in connection with redemptions made in accordance with Article 7 of the CHP Charter in the event that a stockholder becomes the owner of greater than 9.8% by number or value of the outstanding shares of CHP Common Stock;

•

except for transactions among CHP and one or more wholly owned CHP subsidiaries or among one or more wholly owned CHP subsidiaries, offer, authorize for issuance, issue, sell, pledge, dispose or otherwise encumber, any shares, units or other equity or voting interests or capital stock of any class or any other securities or equity equivalents of CHP or any of the CHP subsidiaries;

•

merge or consolidate with any other person or make a material investment (whether through the acquisition of stock, assets or otherwise) in any other person, or make or agree to make any acquisition (including by merger, consolidation or acquisition of stock or assets) of any real property, material personal property, corporation, partnership, joint venture, limited liability company, other business organization or any division or material amount of assets thereof, except acquisitions by CHP or any wholly owned CHP subsidiary of or from an existing wholly owned CHP subsidiary;

•

sell, license, mortgage, pledge, lease, assign, transfer, dispose of or encumber (other than a CHP permitted lien), agree to or otherwise effect a deed or assignment in lieu of foreclosure with respect to, or otherwise dispose of any CHP properties (or real property that if owned by CHP or any CHP subsidiaries on the date of the Merger Agreement would be a CHP property) or any other material assets, or place or permit any lien (other than a CHP permitted lien) thereupon (whether by asset acquisition, stock acquisition or otherwise, including by merging or consolidating with, or by purchasing an equity interest in or portion of the assets of, or by any other manner), except for (A) the replacement of personal property in the ordinary course of business with personal property of equal or greater value or (B) the disposition of worn out or obsolete personal property that is not necessary for the operation of the business of CHP or any CHP subsidiary;

•

incur, create, assume, refinance, replace or prepay any indebtedness or issue or amend the terms of any debt securities of CHP, or of the CHP subsidiaries or of any CHP debt agreement, or assume, guarantee or endorse, or otherwise become responsible (whether directly, contingently or otherwise) for the indebtedness of any other person (other than a wholly owned CHP subsidiary);

•

make any loans, advances or capital contributions to, or investments in, any other person (including to any of its officers, directors, trustees, Affiliates, agents or consultants), or make any change in its existing lending arrangements for or on behalf of such persons, enter into any “keep well” or other similar arrangement to maintain any financial statement condition of another person, other than (A) pursuant to CHP material contracts in effect prior to the execution and delivery of the Merger Agreement, (B) advances of reasonable business expenses to directors, officers and employees for travel and other reimbursable expenses incurred in the ordinary course of business consistent with past practice and in compliance in all material respects with CHP’s policies related thereto, (C) as required under the organizational documents of any CHP subsidiary, or (D) to or among CHP subsidiaries;

•

enter into, renew, modify, amend or terminate, or waive, release, compromise or assign any rights or claims under, any CHP material contract (or any contract that, if existing as of the date of the Merger Agreement, would be a CHP material contract) or any CHP real property lease, except any termination or renewal in accordance with the terms of any existing CHP material contract that occurs automatically without any action (other than notice of renewal) by CHP or any CHP subsidiary;

•

other than with respect to taxes or actions with any present, former or purported holder or group of holders of CHP Common Stock relating to the Transactions, waive, release, assign, settle or compromise any action or enter into any consent decree, injunction or similar restraint or form of equitable relief in settlement of any material claim or audit that would restrict the operations of CHP, any CHP subsidiary or their respective businesses after the First Merger Effective Time, other than waivers, releases, assignments, settlements or compromises that (a) with respect to the payment of monetary damages, involve only (i) the payment of any amounts (including applicable deductibles) payable under an insurance policy insuring CHP or a CHP subsidiary or (ii) monetary damages that (x) are equal to or less than the amounts specifically reserved with respect thereto on the most recent balance sheet of CHP included in the CHP SEC documents filed and publicly available prior to the date of the Merger Agreement or (y) do not exceed $200,000 individually or $400,000 in the aggregate, (b) do not involve the imposition of injunctive relief against CHP, any CHP subsidiary, SNDA or the surviving entity, and (c) do not provide for any material liability or admission of wrongdoing by CHP or any of the CHP subsidiaries;

•

(a) hire or engage any employee, executive officer, director or other service provider of CHP or any CHP subsidiary (other than in connection with the appointment of directors as may be elected by the holders at CHP’s annual meeting), (b) increase the amount, rate, or terms of compensation or benefits of any current or former directors, officers, individual independent contractors, or other service providers of CHP or any CHP subsidiary, or (c) enter into or amend, or adopt or incur any liability under or with respect to, any change of control, bonus, or severance agreement with any, director, officer, individual independent contractors, or other service providers of CHP or any CHP subsidiary;

•	negotiate, enter into, amend or extend any labor agreement or recognize or certify any union as the bargaining representative for any employees of CHP or any CHP subsidiary;

•

grant, confer, award or modify the terms of any options, warrants, convertible securities, restricted stock, phantom shares, equity-based compensation or other rights to acquire, or denominated in, any of CHP’s or any of the CHP subsidiaries’ capital stock or other voting securities or equity interests;

•

fail to maintain all financial books and records in all material respects in accordance with GAAP or make any material change to its methods of accounting in effect on January 1, 2025, except as required by a change in GAAP or in applicable law, or make any change with respect to accounting policies, principles or practices unless required by GAAP or the SEC; provided, however, that nothing will prohibit the CHP from continuing to calculate, utilize, and disclose funds from operations and other non-GAAP financial measures in accordance with the standards promulgated by the National Association of Real Estate Investment Trusts, as utilized by the CHP as of the date of the Merger Agreement;

•	enter into any new line of business or form any new CHP subsidiaries;

•

enter into any agreement that would limit or otherwise restrict CHP or any of the CHP subsidiaries or any of their successors or SNDA or its affiliates after the Equity Purchase Effective Time from engaging in or competing in any line of business or owning property in, whether or not restricted to, any geographic area;

•

enter into or modify in a manner materially adverse to CHP any CHP tax protection agreement, make, change or rescind any material election relating to Taxes, change a material method of tax accounting, amend any material tax return or file any material tax Return inconsistent with past practice other than as required by applicable law, settle or compromise any material federal, state, local or non-U.S. tax liability, audit, claim or assessment, enter into any material closing agreement related to taxes, surrender any right to claim any material tax refund, or consent to any extension or waiver of the limitations period applicable to any material tax claim or assessment (other than in the ordinary course of business);

•

take any action that would, or fail to take any action the failure of which to be taken would, reasonably be expected to cause (A) CHP to fail to qualify as a REIT or (B) any entity in which CHP directly or indirectly owns an interest to cease to be treated as any of (x) a partnership or disregarded entity for federal income tax purposes, or (y) a qualified REIT subsidiary or a taxable REIT subsidiary under the applicable provisions of Section 856 of the Code, as the case may be, in the case of clause (B)(x), which action or failure would have a CHP material adverse effect;

•

adopt a plan of merger, complete or partial liquidation, dissolution, consolidation, restructuring, recapitalization or other reorganization of CHP or any CHP subsidiaries (including undertaking any action as part of a pre-closing step or restructuring that would result in an increase in any taxes, except as otherwise expressly permitted by the Merger Agreement);

•	form any new partnerships or joint ventures;

•

with respect to the CHP properties subject to CHP property management agreements, make any fourth-quarter 2025 capital expenditures in excess of $5,066,809 in the aggregate, or make any fourth-quarter 2025 capital expenditures in excess of the capital expenditures amount budgeted on an operator by operator basis in CHP’s 2025 operator budget made available to SNDA prior to the date of the Merger Agreement, other than a de minimis amount, other than (A) in conjunction with emergency repairs (provided, that, to the extent reasonably practicable, CHP will use reasonable efforts to consult with SNDA in advance regarding the nature and estimated amount of any such capital expenditures, and provided, further, that if such advance notice is not provided in accordance with the foregoing proviso, CHP will notify SNDA of the nature and cost of any such capital expenditures within two (2) business days following the material resolution of such emergency repairs), or (B) as required by law (provided, that to the extent reasonably practicable, CHP will use reasonable efforts to consult with SNDA in advance regarding the nature and estimated amount of any such capital expenditures), and CHP will use commercially reasonable efforts to make any material capital expenditures in accordance with such fourth-quarter 2025 budgeted expenses or proposed 2026 budget, if approved. Notwithstanding the foregoing, with respect to the triple net properties, CHP will process tenant capital expenditure reimbursement requests consistent with the applicable CHP real property leases and prior practice;

•

(A) permit any material insurance policy under which CHP is named as the primary insured, or CHP’s existing directors and officers liability insurance policy, or (B) subject to CHP using its commercially reasonable efforts, permit a material insurance policy under which CHP is named as an additional insured, to be (1) canceled or terminated unless such entity will have obtained an insurance policy with substantially similar terms and conditions to the canceled or terminated policy, or (2) allowed to expire unless such entity will have used commercially reasonable efforts to obtain an insurance policy with substantially similar terms and conditions to the expired policy; provided that, with respect to any renewal of any such policy, CHP will (x) use commercially reasonable efforts to obtain favorable terms with respect to the assignment or other transfer of such policy and termination fees or refunds payable pursuant to such policy and (y) provide SNDA a reasonable opportunity to review and consider the terms of any such policy and consider in good faith any comments SNDA may provide to CHP with respect to the terms of any such policy;

•

sell, lease, license, assign, transfer, abandon, or otherwise dispose of any intellectual property of CHP or any CHP subsidiaries other than (x) non-exclusive licenses granted by CHP or CHP subsidiaries in the ordinary course of business to vendors of CHP or CHP subsidiaries to enable the provision of services to CHP or CHP subsidiaries, (y) abandoning or allowing to lapse immaterial CHP registered intellectual property in the exercise of CHP’s reasonable business judgment, or (z) expirations of CHP registered intellectual property at the end of its statutory term;

•	disclose CHP trade secrets or other material confidential information, other than to persons subject to reasonable nondisclosure and nonuse obligations with respect thereto;

•	change or amend any data privacy or information security practice in a manner adverse to the business, except as required by applicable law; or

•	authorize, or enter into any contract, agreement, commitment or arrangement to do any of the foregoing.

The above restrictions, however, will not prohibit CHP from taking any action, at any time or from time to time, that in the reasonable judgment of the CHP Board, upon advice of counsel to CHP, is reasonably necessary for CHP to avoid or to continue to avoid incurring entity level income or excise taxes under the Code or to maintain its qualification as a REIT under the Code for any period or portion thereof ending on or prior to the Second Merger Effective Time, including making dividend or other distribution payments to CHP stockholders in accordance with the Merger Agreement or otherwise as permitted pursuant to the bullets above or to qualify or preserve the status of any subsidiary of CHP as a disregarded entity or partnership for U.S. federal income tax purposes or as a qualified REIT subsidiary or a taxable REIT subsidiary under the applicable provisions of Section 856 of the Code; however, prior to taking or refraining from taking any such action, CHP and the applicable CHP subsidiaries will inform SNDA in writing of such action and will consult with and cooperate with SNDA in good faith to minimize the adverse effect of such action to CHP and SNDA.

Conduct of Business by SNDA Prior to the First Merger Effective Time

SNDA has agreed to certain restrictions on the conduct of its business and that of its subsidiaries until the earlier to occur of the Second Merger Effective Time and the termination of the Merger Agreement. In general, except to the extent required by law, as may be consented to in advance in writing by CHP (which consent will not be unreasonably withheld, delayed or conditioned), as may be expressly contemplated, required or permitted pursuant to the Merger Agreement, or as set forth in the SNDA disclosure letter, SNDA has agreed that it will, and will cause each of its subsidiaries to:

•	conduct its business in the ordinary course and in a manner consistent with past practice in all material respects and in compliance with law in all material respects; and

•

use its commercially reasonable efforts to (a) maintain its material assets and properties in their current condition (normal wear and tear and damage caused by casualty or by any reason outside of CHP or any of its subsidiaries’ control excepted), and (b) preserve intact in all material respects its current business organization, goodwill, ongoing businesses and significant relationships with customers, suppliers, distributors, creditors, lessors, managers, operators, tenants, tenants, residents and other significant third parties.

Without limiting the foregoing, SNDA has also agreed that, subject to certain specified exceptions, including those discussed below, and except to the extent required by law, as may be consented to in advance in writing by CHP (which consent will not be unreasonably withheld, delayed or conditioned), as expressly contemplated, required or permitted pursuant the Merger Agreement, or as set forth in the SNDA disclosure letter, SNDA will not, and it will not cause or permit any of its subsidiaries to, do any of the following:

•	amend its organizational documents (excluding, for the avoidance of doubt, the amendments to the SNDA Charter described herein), or any SNDA subsidiary in any material respect;

•	adjust, split, combine, reclassify or subdivide any shares of capital stock, other equity or voting securities or ownership interests of SNDA or any SNDA subsidiary;

•

authorize, declare, set aside or pay any dividend on or make any other distributions with respect to shares of capital stock of SNDA or any SNDA subsidiary or other equity or voting securities or ownership interests in SNDA or any SNDA subsidiary, except for (A) the declaration and payment of dividends or other distributions to SNDA or any SNDA subsidiary by any directly or indirectly wholly owned SNDA subsidiary and (B) the declaration and payment of dividends in respect of the SNDA Preferred Stock in the ordinary course;

•

purchase, redeem, repurchase or otherwise acquire, directly or indirectly, any shares of its capital stock or other equity or voting interests of SNDA or a SNDA subsidiary, other than (A) repurchases, withholdings, or cancellations of equity securities or awards of SNDA pursuant to the terms and conditions of such equity awards, (B) in the ordinary course of business or (C) in connection with the redemption or repurchase by a wholly owned SNDA subsidiary of its own securities (but solely to the extent such securities or equity equivalents are owned by SNDA or a wholly owned SNDA subsidiary);

•

merge or consolidate with any other person or make a material investment (whether through the acquisition of stock, assets or otherwise) in any other person, or make or agree to make any acquisition (including by merger, consolidation or acquisition of stock or assets) of any real property, material personal property, corporation, partnership, joint venture, limited liability company, other business organization or any division or material amount of assets thereof, if such merger, consolidation, investment, or acquisition would reasonably be expected to materially delay or prevent the consummation of the Transactions in any respect, including requiring SNDA to further amend the SNDA Charter (other than the SNDA Charter amendments contemplated by the Merger Agreement) or requiring SNDA to raise funds in order to consummate the Transactions;

•

enter into, renew, modify, amend or terminate, or waive, release, compromise or assign any rights or claims under, any SNDA material contract (or any contract that, if existing as of the date of the Merger Agreement, would be a SNDA material contract), except to the extent any of the foregoing would not materially delay or prevent SNDA from being able to consummate the Transactions;

•

fail to maintain all financial books and records in all material respects in accordance with GAAP or make any material change to its methods of accounting in effect on January 1, 2025, except as required by a change in GAAP or in applicable law, or make any change with respect to accounting policies, principles or practices unless required by GAAP or the SEC;

•

enter into any agreement that would materially limit or otherwise materially restrict SNDA or any of the SNDA subsidiaries or any of their successors from engaging in or competing in any line of business or owning property in, whether or not restricted to, any geographic area;

•	enter into or modify in a manner materially adverse to CHP any tax protection agreement, make, change or rescind any material election relating to taxes, change a material method of tax accounting,

amend any material tax return or file any material tax return inconsistent with past practice other than as required by applicable law, settle or compromise any material federal, state, local or non-U.S. tax liability, audit, claim or assessment, enter into any material closing agreement related to taxes, surrender any right to claim any material tax refund, or consent to any extension or waiver of the limitations period applicable to any material tax claim or assessment (other than in the ordinary course of business);

•

adopt a plan of merger, complete or partial liquidation, dissolution, consolidation, restructuring, recapitalization or other reorganization of SNDA or any SNDA subsidiaries (including undertaking any action as part of a pre-closing step or restructuring that would result in a material increase in any taxes, except as otherwise contemplated by the Merger Agreement);

•	sell, assign, transfer, abandon, exclusively license or otherwise license outside of the ordinary course of business, any material intellectual property of SNDA or any SNDA subsidiaries; or

•	authorize, or enter into any contract, agreement, commitment or arrangement to do any of the foregoing.

Joint Proxy Statement/Prospectus

The Merger Agreement provides that CHP and SNDA will jointly prepare, and SNDA will file with the SEC, this joint proxy statement/prospectus in preliminary form as promptly as reasonably practicable (and in any event within 45 days after the date of the Merger Agreement). CHP and SNDA will cause the definitive joint proxy statement/prospectus to be mailed or delivered to their respective stockholders after the registration statement is declared effective. The Merger Agreement further provides that this joint proxy statement/prospectus will include the CHP Board Recommendation and the SNDA Board’s recommendation that the SNDA stockholders vote in favor of the approval of the Authorized Share Increase Proposal and the Stock Issuance Proposal.

Stockholder Meetings and Recommendations of the CHP and SNDA Boards of Directors

Each of CHP and SNDA has agreed to call, give notice of, establish a record date for, convene and hold a meeting of their respective stockholders for the purpose of obtaining (a) in the case of SNDA, approval of the SNDA stockholders to approve the Authorized Share Increase Proposal and the Stock Issuance Proposal, and (b) in the case of CHP, the approval of the Transactions Proposal. Each of CHP and SNDA have agreed to take all action necessary to duly call, give notice of, convene and hold such meetings, to be held as promptly as practicable after the Registration Statement is declared effective under the Securities Act and no later than the 60th day following the first mailing of this joint proxy statement/prospectus. CHP and SNDA will each use commercially reasonable efforts to hold the CHP Annual Meeting and the SNDA Special Meeting on the same date.

CHP will, through the CHP Board, recommend that the CHP stockholders approve the Transactions, and will take all actions necessary or advisable to secure the vote or consent of the CHP stockholders required by applicable laws to obtain such approvals. In the event of a Recommendation Change, and the Merger Agreement is not terminated, CHP will continue to solicit proxies from the CHP stockholders.

SNDA will, through the SNDA Board and subject to applicable law and the fiduciary duties of the SNDA Board, recommend that the SNDA stockholders approve the Authorized Share Increase Proposal and the Stock Issuance Proposal, and will take all actions necessary or advisable to secure the vote or consent of the SNDA stockholders.

Alternative Proposals; No Solicitation

CHP will, and will cause each of its subsidiaries and its and their respective officers and directors to, and will direct, and use commercially reasonable efforts to cause its and their other representatives to, immediately cease any solicitations, discussions, negotiations or communications with any person with respect to any CHP Acquisition Proposal.

Pursuant to the Merger Agreement, until the earlier of the Second Merger Effective Time and the termination of the Merger Agreement in accordance with its terms, CHP will not, and will cause its subsidiaries and each of their respective officers and directors not to, and will not authorize and use commercially reasonably efforts to cause its and their representatives not to, directly or indirectly:

•

solicit, entertain, initiate or knowingly encourage or knowingly facilitate any inquiries or the submission or announcement of or other making of any bid, proposal or offer from, any person with respect to, or that could reasonably be expected to lead to, a CHP Acquisition Proposal (an “Inquiry”);

•

enter into, engage, continue or otherwise participate in any discussions or negotiations with any person (other than SNDA and its representatives) relating to or otherwise in furtherance of, or that would reasonably be expected to lead to, any CHP Acquisition Proposal or Inquiry;

•	approve, recommend or endorse (or publicly propose or announce any intention or desire to approve, recommend or endorse) any CHP Acquisition Proposal;

•

furnish or otherwise disclose to any person (other than SNDA and its representatives) any information or knowingly grant any person (other than SNDA and its representatives) access to its properties, assets, books, contracts, personnel or records in connection with or in response to any CHP Acquisition Proposal, including for the purpose of determining whether to make or pursue any inquiry relating to any CHP Acquisition Proposal;

•

other than a CHP acceptable confidentiality agreement, enter into any letter of intent, memorandum of understanding, agreement in principle, expense reimbursement agreement, acquisition agreement, merger agreement, share purchase agreement, asset purchase agreement, share exchange agreement, option agreement, or other similar contract, agreement or arrangement with any person providing for or relating to a CHP Acquisition Proposal or requiring CHP to abandon, terminate or fail to consummate the Transactions; or

•	propose or agree to do any of the foregoing.

Notwithstanding the foregoing, prior to obtaining the required vote of CHP’s stockholders to approve the Transactions Proposal, CHP and its subsidiaries may, directly or indirectly through any representative, in response to an unsolicited written bona fide CHP Acquisition Proposal that the CHP Board concludes in good faith, after consultation with its financial advisors and outside legal counsel, constitutes or could reasonably be expected to lead to a CHP Superior Proposal, in response to such CHP Acquisition Proposal:

•	furnish information to such third party regarding CHP or its subsidiaries; and

•	engage and participate in discussions and negotiations with the person making such CHP Acquisition Proposal and its representatives.

CHP may take such action described immediately above only if: (a) such CHP Acquisition Proposal did not result from a material breach of CHP’s non-solicitation obligations; and (b) CHP furnishes any information to the maker of the CHP Acquisition Proposal only pursuant to an acceptable confidentiality agreement and to the extent information that has not been made available to SNDA is made available to the maker of the CHP Acquisition Proposal, CHP provides or makes available such nonpublic information to SNDA substantially concurrently with the time that it is provided to such other person.

CHP must promptly (and in any event within 36 hours) advise SNDA of the receipt of any CHP Acquisition Proposal, request for nonpublic information regarding CHP or any of its subsidiaries or inquiry from any person seeking to discuss the possibility of making a CHP Acquisition Proposal, and will provide SNDA with certain information concerning the CHP Acquisition Proposal and the person making such CHP Acquisition Proposal, and keep SNDA reasonably informed of any change to the material terms and conditions of any such CHP Acquisition Proposal and will provide to SNDA, as promptly as reasonably practicable, certain updated information concerning any such CHP Acquisition Proposal.

Adverse Recommendation Change

Subject to the provisions described below, the CHP Board must include in this joint proxy statement/prospectus its recommendation that CHP’s stockholders approve the Transactions Proposal.

Neither the CHP Board nor any committee thereof may:

•	withhold, withdraw, modify or qualify in any manner adverse to SNDA, or publicly propose to withhold, withdraw, modify or qualify in a manner adverse to SNDA, the CHP Board Recommendation;

•	approve, adopt or recommend, or propose publicly to approve, adopt or recommend, any CHP Acquisition Proposal;

•	fail to include the CHP Board Recommendation in this joint proxy statement/prospectus;

•

fail to publicly reaffirm the CHP Board Recommendation, or fail to recommend against any CHP Acquisition Proposal, within ten (10) business days after any written request by SNDA to do so following the public announcement of any CHP Acquisition Proposal (or such fewer number of days as remains prior to the CHP stockholders’ meeting, so long as such request is made at least two (2) business days prior to the CHP stockholders’ meeting) (it being understood that CHP will have no obligation to make such reaffirmation on more than one occasion with respect to any CHP Acquisition Proposal) (together with actions described in the first, second, and third bullets, a “Recommendation Change”); or

•

approve, adopt, declare advisable or recommend (or agree to, resolve or propose to approve, adopt, declare advisable or recommend), or cause or permit CHP or any of its subsidiaries to enter into, any agreement for or related to a CHP Acquisition Proposal (other than certain acceptable confidentiality agreements).

However, prior to receipt of the required vote of CHP’s stockholders to approve the Transactions Proposal, the CHP Board may make a Recommendation Change and/or, in the case of the second bullet below, CHP may terminate the Merger Agreement in accordance with its terms if:

•

there is a material positive effect, event, change, development, circumstance, condition or occurrence affecting the business, assets or operations of CHP and its subsidiaries, taken as a whole, that has occurred, has arisen, or becomes known to the CHP Board after the date of the Merger Agreement but prior to receiving the required vote of CHP’s stockholders to approve the Transactions Proposal that was not known by, or reasonably foreseeable to, the CHP Board as of the date of the Merger Agreement or if known by, or reasonably foreseeable to, the CHP Board, the magnitude or material consequences of which were not known to or understood by the CHP Board as of the date of the Merger Agreement, other than (a) the receipt, terms or existence of an CHP Acquisition Proposal or any matter relating thereto or consequence thereof, or (b) CHP or any of its subsidiaries meeting, exceeding or failing to meet any internal or publicly announced financial projections, forecasts, guidance, estimates or budgets or internal or published financial or operating predictions of revenue, earnings, cash flow or cash position, results of operations or other financial or operating measures for any period (provided, that with respect to this clause (b), the underlying causes of such meeting, exceedance or failure may otherwise constitute or be taken into account) (an “Intervening Event”), and the CHP Board determines in good faith, after consultation with CHP’s outside legal counsel, that the failure of the CHP Board to make a Recommendation Change would be inconsistent with the exercise of the duties of the directors of CHP under applicable law; or

•

CHP has not breached its non-solicitation obligations in any material respect, a CHP Acquisition Proposal is made after the date of the Merger Agreement, and such CHP Acquisition Proposal is not withdrawn, and the CHP Board determines in good faith, after consultation with its financial advisors and outside legal counsel, that such CHP Acquisition Proposal constitutes a CHP Superior Proposal.

In both circumstances, before making a Recommendation Change, or in connection with a CHP Superior Proposal, terminating the Merger Agreement, CHP must provide SNDA prior written notice of its intention to take such action, which notice will, in connection with a CHP Superior Proposal, include certain information with respect to such CHP Superior Proposal as specified in the Merger Agreement. After providing such notice and prior to making a Recommendation Change or, in connection with a CHP Superior Proposal, terminating the Merger Agreement, CHP will negotiate in good faith with SNDA during such four (4) business day period (to the extent that SNDA desires to negotiate) to make such revisions to the terms of the Merger Agreement as would permit the CHP Board not to make a Recommendation Change, or in connection with an Intervening Event, in order to obviate the need to make such a Recommendation Change. In connection with that process, the CHP Board must determine in good faith, after consultation with its outside legal counsel and financial advisors and after giving effect to such changes offered in writing by SNDA, that the acquisition proposal would continue to constitute a CHP Superior Proposal or, in light of the intervening event, the failure to make a Recommendation Change would still be inconsistent with the exercise of the duties of the directors of CHP under applicable law. If the applicable CHP Acquisition Proposal is thereafter modified, CHP is required to provide written notice to SNDA of such modified acquisition proposal and will again comply with the process described in this paragraph, except that CHP’s advance written notice obligation will be reduced from four (4) business days to two (2) business days.

The Merger Agreement does not prohibit CHP or the CHP Board from taking and disclosing to its stockholders a position contemplated by Rule 14e-2(a) or Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act, making any disclosure that is required by applicable law or if the CHP Board determines in good faith, after consultation with outside counsel that the failure to make such disclosure would be inconsistent with the duties of the directors of CHP under applicable law, or from issuing a “stop, look and listen” statement pending disclosure of its position, subject to the Merger Agreement.

Access to Information; Confidentiality

The Merger Agreement requires CHP to provide SNDA, upon reasonable advance notice and during normal business hours, reasonable access to its properties, offices, books, contracts, personnel and records, and CHP is required to furnish reasonably promptly to SNDA all information (financial or otherwise) concerning its business, properties and personnel as SNDA may reasonably request, subject to certain exceptions set forth in the Merger Agreement.

Each of CHP and SNDA will hold, and will direct its representatives and affiliates to hold, any nonpublic information of the other in confidence to the extent required by and in accordance with, and will otherwise comply with, the terms of the confidentiality agreements between CHP and SNDA, which will remain in full force and effect pursuant to the terms thereof notwithstanding the provision of the confidentiality agreement providing that it will terminate upon the execution and delivery of the Merger Agreement.

Public Announcements

Each of the parties to the Merger Agreement have agreed, subject to certain exceptions, to consult with each other before issuing any press release or otherwise making any public statements or filings with respect to the Merger Agreement or the Transactions. In addition, each of the parties to the Merger Agreement will, subject to certain exceptions, not issue any press release or otherwise make a public statement or filing without obtaining the other party’s consent (not to be unreasonably withheld, conditioned or delayed).

Regulatory Matters

Pursuant to the Merger Agreement, the obligation of SNDA to the Merger Agreement to effect the Transactions is subject to obtaining approvals from the Washington Department of Social and Health Services in respect of certain senior living facilities and certain Oregon Medicaid enrollments in respect of certain senior living facilities. In addition, a notification has been made to the Indiana Office of the Attorney General.

Pursuant to the Merger Agreement, SNDA and CHP have agreed to use their respective commercially reasonable efforts and to act in good faith to cooperate with each other and to provide, to the extent permitted by law, such information and communications to each other or to any governmental authority as may be reasonably requested to obtain the required regulatory approvals to consummate the Transactions.

Director and Officer Indemnification and Insurance

The Merger Agreement provides that from and after the Second Merger Effective Time, subject to certain limitations, SNDA and the surviving entity will, jointly and severally, for a period of six (6) years: (a) exculpate, indemnify, defend and hold harmless each person who was as of the date of the Merger Agreement, was previously, or will be prior to the Second Closing Date, serving as a manager, director, officer, trustee, or fiduciary of CHP and its subsidiaries (the “Indemnified Parties”), and acting in such capacity, against any losses or claims relating to (i) the Indemnified Parties’ duties or services as a partner, manager, director, officer, trustee, employee, agent, fiduciary, advisor, or person acting in a similar capacity of CHP, subsidiaries of CHP, any other entity, or any benefit plan maintained by any of the foregoing at or prior to the consummation of the Transactions, or (ii) the Merger Agreement or any of the Transactions contemplated by the Merger Agreement, and (b) promptly pay on behalf of or advance to each of the Indemnified Parties, to the fullest extent authorized or permitted by applicable law, as now or hereafter in effect, reasonable and documented out-of-pocket expenses incurred in defending, serving as a witness with respect to or otherwise participating with respect to any of such claims in advance of the final disposition of such claim, including payment on behalf of or advancement to the indemnified party of any such expenses incurred by such Indemnified Party in connection with enforcing any rights with respect to such indemnification or advancement, subject to certain limitations.

The Merger Agreement provides, that for a period of six (6) years after the merger effective time, the organizational documents of the surviving entity and any applicable subsidiary of CHP will contain provisions no less favorable with respect to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Second Merger Effective Time, now existing in favor of current or former partners, members, managers, directors, officers, trustees, employees, agents, fiduciaries, advisors or persons acting in similar capacities that are set forth in CHP’s existing charter, bylaws, the partnership agreement of the operating partnership, the organizational documents of other subsidiaries of CHP, and certain indemnification agreements, and that those provisions will not be amended, repealed or otherwise modified during that period in any manner that would affect adversely the rights of any indemnified parties, except as required by law and then only to the minimum extent required by law.

The Merger Agreement provides, that for a period of six (6) years after the Second Merger Effective Time, SNDA will cause the surviving entity to maintain in effect CHP’s current directors’ and officers’ liability insurance covering each person covered by such policy as of the date of signing of the Merger Agreement for acts or omissions occurring prior to and through the Second Merger Effective Time; except that in lieu thereof, (a) SNDA or the surviving entity, as applicable, may substitute therefor policies of an insurance company with the same or better credit rating as CHP’s or the applicable subsidiary’s current insurance carrier, the material terms of which, including coverage and amount, are no less favorable in any material respect to such directors and officers than CHP’s or the applicable subsidiary’s existing policies as of the date of the Merger Agreement, or (b) CHP may obtain extended reporting period coverage under CHP’s or the applicable subsidiary’s existing insurance programs (to be effective as of the Second Merger Effective Time) or purchase a “tail” policy for a period of six (6) years after the Second Closing Date, as applicable, for a cost not in excess of three (3) times the current premiums for such insurance (so long as the surviving entity is not required to pay annual premiums for the applicable tail policy in excess of 300% of the most recent premiums paid by CHP prior to the date of the Merger Agreement, it being understood that if the premiums of such insurance coverage do exceed such amount, the surviving entity will be obligated to acquire and maintain a tail policy related to CHP’s current directors’ and officers’ liability insurance policy as may be obtained for such 300% amount).

Financing and Cooperation

Pursuant to the terms of the Merger Agreement, CHP and its subsidiaries will use commercially reasonable efforts to reasonably cooperate in the arranging, syndicating and consummating the debt financing, including using commercially reasonable efforts to (a) assist with the preparation of customary offering documents and other marketing materials, (b) cooperate with customary due diligence processes and (c) furnish documentation and information (including “know your customer” information) and take corporate actions reasonably requested to permit the granting of guarantees and security interests required in connection with the debt financing; provided that such cooperation is subject to customary exceptions and limitations, and does not materially or unreasonably disrupt the operations of CHP and its subsidiaries or cause material competitive harm to CHP and its subsidiaries if the Transactions are not consummated. In addition, SNDA agreed to, and to cause each of its affiliates to, use commercially reasonable efforts to (i) maintain the debt financing commitments in full force and effect and (ii) consummate the transactions contemplated thereby at or prior to the First Merger Effective Time, on the terms and subject to the conditions set forth therein, in each case subject to customary exceptions and limitations. SNDA’s receipt of the debt financing is not a condition to the closing of the Transactions.

In addition, pursuant to the terms of the Merger Agreement, SNDA, Holdco and SNDA Merger Sub will, and agreed to use commercially reasonable efforts to, consummate the transactions contemplated by the Investment Agreements and the debt financing commitments. In the event the Investment Agreements are terminated for any reason, any Investor fails to fully fund its committed portion of the Equity Financing or the Equity Financing otherwise fails to be funded in full, SNDA will use its best efforts to obtain alternative equity financing on terms no less favorable in all material respects to SNDA and its affiliates and stockholders than those set forth in the Investment Agreements, with the proceeds of such alternative equity financing to be not less than $110,000,017.12; provided, that SNDA will obtain CHP’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed) to such alternative equity financing other than with respect to any reallocation of the Equity Financing among the Investors.

The SNDA Board After the Transactions

The Merger Agreement requires SNDA to take all necessary corporate action to cause two individuals designated in writing by CHP to be appointed to the SNDA Board, one of whom will be Stephen H. Mauldin, subject to such individuals meeting the reasonable requirements and criteria for director appointments of the SNDA Board’s Nominating and Corporate Governance Committee. If any designees are not approved by the SNDA Board’s Nominating and Corporate Governance Committee, CHP will designate additional nominees in lieu thereof until two nominees are approved by the SNDA Board’s Nominating and Corporate Governance Committee. The SNDA Board is classified, with directors assigned to one of three classes. The term for Class I directors expires at the 2028 SNDA annual meeting of stockholders, the term for Class II directors expires at the 2026 SNDA annual meeting of stockholders and the term for Class III directors expires at the 2027 SNDA annual meeting of stockholders. Decisions regarding the class of director for Stephen H. Mauldin and the second CHP nominee remain subject to the determination of the SNDA Board’s Nominating and Corporate Governance Committee. However, Stephen H. Mauldin and the second CHP nominee will not be assigned to the same class of directors.

Upon the Second Merger Effective Time, subject to the conditions and upon the terms set forth in the A&R Investor Rights Agreement, Conversant Fund A expects to designate Michael Simanovsky, Conversant’s Managing Partner, for appointment as a member and the Chairperson of the SNDA Board, to join existing Conversant designees Robert Grove, a Conversant Principal, and Benjamin P. Harris, both of whom currently serve on the SNDA Board. These three individuals would represent Conversant Fund A’s three SNDA Board designees effective as of the Second Merger Effective Time, and each of Elliott R. Zibel, David W. Johnson and one designee of Silk would step down from the SNDA Board, effective as of the Second Merger Effective Time.

Certain Additional Covenants

The Merger Agreement also contains certain other covenants and agreements, including, among other things, covenants relating to:

•

notification of certain matters that would render conditions to the closing of the Transactions incapable of being satisfied, and cooperation between CHP and SNDA in the defense or settlement of any stockholder litigation relating to the transactions contemplated by the Merger Agreement;

•

providing notice of any fact or circumstance which is reasonably likely to result in any of the conditions to closing not being satisfied prior to the Outside Date, and cooperation in respect of stockholder litigation relating to the transactions contemplated by the Merger Agreement;

•	requirements of Section 16(a) of the Exchange Act;

•	taking such actions as are necessary to eliminate the effect of any takeover law on any of the transactions contemplated by the Merger Agreement,

•	cooperation in respect of transfer taxes;

•	deregistration of shares of CHP Common Stock under the Exchange Act promptly following the Second Merger Effective Time;

•	resignation of CHP directors and officers in connection with the closing of the Transactions;

•	approval for listing of the shares of SNDA Common Stock to be issued in connection with the Equity Purchase on the NYSE, subject to official notice of issuance;

•	termination of certain CHP related party agreements;

•

CHP obtaining the opinion of an accounting firm or law firm regarding CHP’s qualification as a REIT under the Code, and delivery by CHP of a tax representation letter to the opinion giver in connection therewith;

•

use of commercially reasonable efforts, at SNDA’s expense, in respect of cooperation between CHP and SNDA in connection with SNDA’s efforts to obtain one or more owner’s title insurance policies insuring SNDA or any CHP subsidiaries’ fee simple interest in the fee owned CHP properties,

•	delivery by CHP of CHP’s proposed 2026 budget and cooperation with respect to finalizing such budget, and CHP’s consultation with SNDA in respect of CHP’s 2026 operator level budgets;

•

certain tax matters, including agreement on a share pricing methodology for purposes of (a) determining the total purchase price paid by SNDA to CHP in exchange for CHP’s assets and liabilities, and (b) reporting the U.S. federal and state income tax consequences of the Transactions; and

•

maintaining in effect CHP’s and SNDA’s respective letter of credit issued in partial credit support of each party’s obligation to pay a termination fee (subject to the terms and condition of the Merger Agreement), and maintaining availability under a credit facility or unrestricted cash sufficient to pay the portion of the termination fee not otherwise covered by such party’s letter of credit.

Conditions to Completion of the Transactions

Under the terms of the Merger Agreement, the respective obligations of the parties to the Merger Agreement to effect the Equity Purchase and to consummate the other Transactions are subject to the satisfaction or (to the extent permitted by law) waiver by each of the parties, at or prior to the Equity Purchase Closing, of the following conditions:

•	CHP having obtained CHP stockholder approval of the Transactions Proposal;

•	SNDA having obtained SNDA stockholder approval of the Authorized Share Increase Proposal and the Stock Issuance Proposal;

•	no temporary restraining order, preliminary or permanent injunction or other order issued by any governmental authority of competent jurisdiction prohibiting or restraining consummation of the

Transactions or any other transaction contemplated in the Merger Agreement will be in effect, and no law will have been enacted, entered or promulgated by any governmental authority of competent jurisdiction after the date of the Merger Agreement that, in any case, prevents or makes illegal the consummation of the Transactions;

•	the shares of SNDA Common Stock to be issued in connection with the Merger Agreement will have been approved for listing on the NYSE, subject to official notice of issuance; and

•

this Registration Statement having become effective under the Securities Act, no stop order suspending the effectiveness of the Registration Statement having been issued, and no proceedings for that purpose have been initiated or threatened by the SEC and not withdrawn.

In addition, under the terms of the Merger Agreement, the obligations of each of SNDA, Holdco and SNDA Merger Sub to effect the Equity Purchase and to consummate the other Transactions are subject to the satisfaction or (to the extent permitted by law) waiver by SNDA, at or prior to the Equity Purchase Closing, of the following additional conditions:

•	the accuracy, as of the date of the Merger Agreement and as of the Equity Purchase Closing, of the representations and warranties made by CHP to the extent specified in the Merger Agreement;

•

CHP having performed in all material respects all obligations, and complied in all material respects with all agreements and covenants, required to be performed by it under the Merger Agreement at or prior to the Equity Purchase Closing;

•

since the date of the Merger Agreement, no effect, event, change, development, circumstance, condition or occurrence having occurred that has had or would reasonably be expected to have, individually or in the aggregate, a “material adverse effect” on CHP;

•

CHP will have delivered to SNDA a certificate, signed by CHP’s chief executive officer on behalf of CHP, certifying that the above conditions have been satisfied effective as of the Equity Purchase Closing;

•	all regulatory approvals set forth in the SNDA disclosure letter having been received or the applicable waiting periods having expired;

•	CHC has not terminated the TSA;

•

(a) CHP having delivered into escrow the written opinion of an accounting firm (at a “should” level of comfort) or a law firm (at a “will” level of comfort), dated as of the Second Closing Date, on which it is anticipated that SNDA Merger Sub will be entitled to rely as the successor to CHP by operation of law, to the effect that CHP has been organized and has operated in conformity with the requirements for qualification and taxation as a REIT under the Code for each of its taxable years beginning with its taxable year ending December 31, 2020 through its taxable year ending December 31, 2025 and CHP’s organization and current and proposed method of operation will enable it to continue to qualify for taxation as a REIT for its taxable year ending with the Second Closing Date (which opinion will be based on the representations letter described in the Merger Agreement), and (b) such written opinion having been released from escrow before the Second Merger Effective Time; and

•	CHP having delivered to SNDA an executed plan of liquidation in a form reasonably acceptable to SNDA.

In addition, under the terms of the Merger Agreement, the obligations of CHP and CHP Merger Sub to effect the Equity Purchase and to consummate the other Transactions are subject to the satisfaction or (to the extent permitted by law) waiver by CHP, at or prior to the Equity Purchase Closing, of the following additional conditions:

•

the accuracy, as of the date of the Merger Agreement and as of the Equity Purchase Closing, of the representations and warranties made by SNDA, Holdco, and SNDA Merger Sub to the extent specified in the Merger Agreement;

•

SNDA having performed in all material respects all obligations, and complied in all material respects with all agreements and covenants, required to be performed by it under the Merger Agreement at or prior to the Equity Purchase Closing;

•

since the date of the Merger Agreement, no effect, event, change, development, circumstance, condition or occurrence having occurred that has had or would reasonably be expected to have, individually or in the aggregate, a “material adverse effect” on SNDA;

•

SNDA having delivered to CHP a certificate, signed by an authorized signatory of SNDA on behalf of SNDA, Holdco and SNDA Merger Sub, certifying that the above conditions have been satisfied effective as of the Equity Purchase Closing;

•

either CHP will have in place extended reporting period coverage or a “tail” policy or SNDA will have furnished CHP with evidence reasonably satisfactory to CHP of the directors’ and officers’ liability insurance required pursuant to the Merger Agreement;

•

the Equity Financing contemplated by the Investment Agreements, or the alternative equity financing, having been funded at or before the consummation of the closing of the Equity Purchase, consistent with the terms of the Investment Agreements or the terms provided in the agreements entered into in connection with the alternative equity financing as consented to by CHP (such consent not to be unreasonably withheld, conditioned or delayed); and

•

the SNDA Board will include two (2) directors designated by CHP, consisting of (a) Stephen H. Mauldin and (b) one (1) additional individual designated by CHP and approved by the SNDA Board’s Nominating and Corporate Governance Committee, in its reasonable discretion in accordance with the Merger Agreement.

As further discussed under the section entitled “Risk Factors,” neither SNDA nor CHP can provide assurance as to when, or if, the conditions to the Transactions will be satisfied or waived, or that the Transactions will be completed.

Termination of the Merger Agreement

Termination by Mutual Agreement

The Merger Agreement may be terminated at any time by the mutual written consent of SNDA and CHP.

Termination by Either SNDA or CHP

The Merger Agreement may also be terminated at any time prior to the Equity Purchase Closing by either SNDA or CHP if:

•

the Equity Purchase Closing has not been consummated on or before the Outside Date (unless the failure of such party to comply with any provision of the Merger Agreement has been the principal cause of, or principally resulted in, the failure of the Equity Purchase Closing to occur on or before such date);

•

(a) any governmental authority of competent jurisdiction has issued an order or taken any other action permanently restraining or otherwise permanently prohibiting the Equity Purchase, the First Merger, or the Second Merger, and such order or other action will have become final and non-appealable, or (b) any law applicable to the Equity Purchase, the First Merger, or the Second Merger has been enacted or entered after the date of the Merger Agreement that prohibits, makes illegal or enjoins the consummation of the Equity Purchase, the First Merger, or the Second Merger (unless such party has failed to comply in all material respects with its obligations in connection with obtaining regulatory approvals set forth in the Merger Agreement, or unless the failure of such party to comply with any provision of the Merger Agreement has been the principal cause of, or principally resulted in, the issuance of such final, non-appealable order or taking of such other action by such governmental authority);

•

the CHP Annual Meeting (including any adjournment or postponement thereof) has been completed and the required vote of CHP’s stockholders to approve the Transactions has not been obtained (unless the failure to obtain the approval of CHP’s stockholders is principally caused by, or principally resulted from, any action or failure to act of such party that constitutes a material breach of the Merger Agreement); or

•

the SNDA Special Meeting (including any adjournment or postponement thereof) has been completed and the required vote of SNDA’s stockholders to approve the Authorized Share Increase Proposal and the Stock Issuance Proposal has not been obtained (unless the failure to obtain the approval of SNDA’s stockholders is principally caused by, or principally resulted from, any action or failure to act of such party that constitutes a material breach of the Merger Agreement).

Termination by SNDA

The Merger Agreement may also be terminated by SNDA under the following circumstances:

•

CHP has breached, violated, or failed to perform any representation, warranty, covenant or agreement set forth in the Merger Agreement, which breach, violation, or failure to perform, either individually or in the aggregate, would cause the related condition to SNDA’s, Holdco’s, and SNDA Merger Sub’s obligation to consummate the Transactions not to be satisfied (a “CHP Terminating Breach”), and such breach has not been waived by SNDA and is incapable of being cured or, if capable of being cured, is not cured before the earlier of (a) 45 days after written notice of such breach by SNDA to CHP and (b) two (2) business days prior to the Outside Date (unless a SNDA Terminating Breach has occurred and is continuing at the time SNDA delivers notice of its election to terminate the Merger Agreement pursuant to this termination right);

•

at any time prior to obtaining the required vote of CHP’s stockholders to approve the Transactions (a termination as a result of any of the three (3) scenarios described in this second bullet, a “Section 10.1(c)(ii) Termination”) if:

•	the CHP Board makes a Recommendation Change;

•

CHP fails to publicly recommend against any tender offer or exchange offer subject to Regulation 14D under the Exchange Act that constitutes an CHP Acquisition Proposal within ten (10) business days after the commencement of such tender offer or exchange offer; or

•

the CHP Board fails to publicly reaffirm its recommendation regarding the Transactions set forth herein within ten (10) business days after the date a CHP Acquisition Proposal has been publicly announced (or, if the CHP Annual Meeting is scheduled to be held within ten (10) business days of when such CHP Acquisition Proposal is publicly announced, promptly and in any event prior to the date of the CHP Annual Meeting); or

•

(a) all of the applicable conditions to Equity Purchase Closing set forth in the Merger Agreement have been, and continue to be, satisfied or waived (other than those conditions that by their terms are to be satisfied at the Equity Purchase Closing, but subject to such conditions being capable of being satisfied or waived at the Equity Purchase Closing) as of the date the Equity Purchase Closing should have occurred pursuant to the Merger Agreement, (b) SNDA has irrevocably confirmed in writing that SNDA stands ready, willing and able to consummate the Transactions and will consummate the Transactions if the Equity Purchase Closing occurs, and (c) CHP has failed to consummate the Transactions within three (3) business days following the later of (i) the date by which the Equity Purchase Closing is required to have occurred pursuant to the Merger Agreement, and (ii) receipt of such written notice (a “CHP Failure to Close”).

Termination by CHP

The Merger Agreement may also be terminated by CHP under the following circumstances:

•

SNDA has breached, violated, or failed to perform any representation, warranty, covenant or agreement set forth in the Merger Agreement, which breach, violation or failure to perform, either individually or in the aggregate, would cause the related condition to CHP’s obligation to consummate the Transactions not to be satisfied, and such breach has not been waived by CHP (a “SNDA Terminating Breach”), and such breach is incapable of being cured or, if capable of being cured, is not cured before the earlier of (a) 45 days after written notice of such breach by CHP to SNDA and (b) two (2) business days prior to the Outside Date (unless a CHP Terminating Breach has occurred and is continuing at the time CHP delivers notice of its election to terminate the Merger Agreement pursuant to this termination right);

•

if, prior to obtaining the required vote of CHP’s stockholders to approve the Transactions, the CHP Board has approved, and concurrently with such termination, CHP enters into a definitive agreement providing for the implementation of a CHP Superior Proposal (provided that CHP has compiled in all material respects with its obligations relating to such CHP Superior Proposal as set forth in the Merger Agreement, and CHP has previously or concurrently paid the CHP Termination Fee as set forth in the Merger Agreement);

•

if, prior to obtaining the required vote of SNDA’s stockholders to approve the Authorized Share Increase Proposal and the Stock Issuance Proposal, the SNDA Board withdraws its recommendation in favor of the Authorized Share Increase Proposal and the Stock Issuance Proposal or resolved to no longer make such recommendation, or this joint proxy statement/prospectus does not contain such recommendation; or

•

(a) if all of the applicable conditions to Equity Purchase Closing set forth in the Merger Agreement have been, and continue to be, satisfied or waived (other than those conditions that by their terms are to be satisfied at the Equity Purchase Closing, but subject to such conditions being capable of being satisfied or waived at the Equity Purchase Closing) as of the date the Equity Purchase Closing should have occurred pursuant to the Merger Agreement, (b) CHP irrevocably confirms in writing that CHP stands ready, willing and able to consummate the Equity Purchase, the First Merger, and the Second Merger and will consummate the Equity Purchase, the First Merger, and the Second Merger if the Equity Purchase Closing occurs, and (c) SNDA fails to consummate the Equity Purchase within three (3) business days following the later of (i) the date by which the Equity Purchase Closing is required to have occurred pursuant to the Merger Agreement, and (ii) receipt of such written notice (a “SNDA Failure to Close”).

If the Merger Agreement is validly terminated, it will become void and have no effect. No party will have any liability or further obligation to any other party other than with respect to the payment of any termination fee, if applicable, and except that none of the parties will be relieved from any liabilities or damages resulting from fraud in connection with the Merger Agreement or any willful and material breach of any of its covenants or agreements of the Merger Agreement. For purposes of the Merger Agreement, (a) “fraud” means actual and intentional common law fraud under Maryland law and (b) “willful and material breach” means a deliberate action taken by the breaching party or a deliberate failure to act by the breaching party that it is required to take under the Merger Agreement that the breaching party actually knows would, or would reasonably be expected to, be or cause a material breach of the Merger Agreement, and the failure of a party to consummate the Transactions when all of the relevant conditions are satisfied or waived will constitute a willful and material breach.

Termination Fees and Expenses

CHP will pay to SNDA a termination fee of $30,000,000 (the “CHP Termination Fee”) in the event that:

•

(a) the Merger Agreement is terminated (x) by SNDA or CHP because the Equity Purchase Closing has not been consummated on or before the Outside Date, subject to the limitations described above, or (y) by SNDA because of a CHP Terminating Breach, (b) after the date of the Merger Agreement and prior to the termination of the Merger Agreement, a CHP Acquisition Proposal (substituting 50% for the 15% and 85% thresholds set forth in the definition of “CHP Acquisition Proposal”) (such proposal is referred to as a “Qualifying Acquisition Proposal”) is publicly announced or otherwise publicly communicated to the CHP Board and not publicly withdrawn prior to such termination, and (c) within twelve (12) months after such termination, a transaction in respect of a Qualifying Acquisition Proposal is consummated or CHP enters into an agreement for a Qualifying Acquisition Proposal that is later consummated (such transaction is referred to as an “Alternative Acquisition Transaction”);

•

(a) the Merger Agreement is terminated by SNDA or CHP if the CHP Annual Meeting (including any adjournment or postponement thereof) has been completed and the required vote of CHP’s stockholders to approve the Transactions has not been obtained, (b) a Qualifying Acquisition Proposal was publicly announced or otherwise publicly communicated to the CHP Board and not publicly withdrawn at least five (5) business days prior to the CHP Annual Meeting, and (c) within twelve (12) months after the date of such termination, an Alternative Acquisition Transaction is consummated or CHP enters into an agreement for an Alternative Acquisition Transaction;

•	the Merger Agreement is terminated by SNDA (a) because of a Section 10.1(c)(ii) Termination, (ii) because of a CHP Terminating Breach, or (b) because of a CHP Failure to Close; or

•	the Merger Agreement is terminated by CHP, at any time prior to the approval of the CHP stockholders, in order to enter into a definitive agreement for a CHP Superior Proposal;

SNDA will pay to CHP a termination fee of $30,000,000 (the “SNDA Termination Fee”) in the event that:

•

the Merger Agreement is terminated by SNDA or CHP if the SNDA Special Meeting (including any adjournment or postponement thereof) has been completed and the required vote of SNDA’s stockholders to approve the Authorized Share Increase Proposal or the Stock Issuance Proposal has not been obtained; or

•

the Merger Agreement is terminated by CHP (a) because of a SNDA Terminating Breach; (b) because the SNDA Board has withdrawn its recommendation or resolved to no longer make its recommendation, or this joint proxy statement/prospectus does not contain the recommendation; or (c) because of a SNDA Failure to Close.

If the Merger Agreement is terminated, the CHP Annual Meeting (including any adjournment or postponement thereof) has been completed and the required vote of CHP’s stockholders to approve the Transactions has not been obtained, CHP must reimburse SNDA for all documented, reasonable, out-of-pocket expenses paid or payable by SNDA in connection with the Merger Agreement or the Transactions, not to exceed $10 million in the aggregate (the “Expense Amount”), which will be credited to any CHP Termination Fee that may become payable.

Except in the event of fraud or breach by SNDA or CHP of a material term of their respective confidentiality agreements, the aggregate liability of each of SNDA, CHP, and their respective affiliates and related parties for breaches under the Merger Agreement will be capped at the amount of the SNDA Termination Fee and the CHP Termination Fee, as applicable. In no event will the SNDA Termination Fee, the CHP Termination Fee, or the Expense Amount be payable on more than one occasion.

To secure each party’s obligation to pay the SNDA Termination Fee or the CHP Termination Fee, as applicable, SNDA and CHP have each provided a letter of credit to the other party in an amount of $15,000,000, and have further agreed to maintain available capacity under their respective credit facilities and/or unrestricted cash to fund the remaining portion of the applicable termination fee.

Expenses

Other than as described above under “Summary of the Merger Agreement – Termination of the Merger Agreement – Termination Fees and Expenses,” all expenses incurred in connection with the Merger Agreement and the transactions contemplated thereby will be paid by the party incurring such expenses, whether or not the Transactions are completed.

CHP is required, at least two (2) business days prior to the First Closing Date, to deliver to SNDA reasonably satisfactory documentation detailing all fees, costs, and expenses payable to CHP’s financial advisor, CHC and its affiliates, and other advisors for services related to the Transactions that will remain unpaid on the First Closing Date, which SNDA will pay, or cause to be paid, on the Second Closing Date.

Amendment; Extension and Waiver

The Merger Agreement may be amended by mutual agreement of the parties in writing, except that (a) after the CHP stockholder approval has been obtained, there will not be any amendment that changes the amount or the form of the consideration to be delivered under the Merger Agreement to the CHP stockholders, or which by applicable law requires the further approval of CHP stockholders without such further approval of such CHP stockholders, and (b) after the SNDA stockholder approval with respect to the Authorized Share Increase Proposal and Stock Issuance Proposal has been obtained, there will not be any amendment that changes the number of shares of SNDA Common Stock to be issued, or which by applicable law requires the further approval of the SNDA stockholders without such further approval of such SNDA stockholders, or (c) the Merger Agreement may not be modified, waived or terminated in a manner that impacts or is adverse in any respect to the debt financing parties without the prior written consent of the debt financing parties.

At any time prior to the Second Merger Effective Time, subject to applicable law, the parties may: (a) extend the time for the performance of any obligation or other act of any other party to the Merger Agreement, (b) waive any inaccuracy in the representations and warranties of the other party to the Merger Agreement contained in the Merger Agreement or in any document delivered pursuant to the Merger Agreement, or (c) waive compliance with any agreement or condition contained in the Merger Agreement. No failure or delay by any party in exercising any right under the Merger Agreement will operate as a waiver of such right nor will any single or partial exercise of any such right preclude any other or further exercise of any other right under the Merger Agreement. Any agreement on the part of a party to any such extension or waiver will be valid only if set forth in an instrument in writing signed on behalf of such party.

Governing Law

The Merger Agreement and all proceedings (whether based in law, contract, or tort) that may be based upon, arise out of or relate to the Merger Agreement or the negotiation, execution, or performance thereof, will be governed by, and construed in accordance with, the laws of the State of Maryland, without giving effect to any choice or conflicts of law principles (whether of the State of Maryland or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Maryland, except that, notwithstanding the foregoing, any matters relating to any action or claim against any of the debt financing parties will be governed by, and construed in accordance with, the laws of the State of New York.

Specific Performance

SNDA and CHP have agreed that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that any party to the Merger Agreement does not perform the provisions of the Merger Agreement (including by failing to take such actions as are required of such party to complete the Merger Agreement) in accordance with the specified terms of the Merger Agreement or otherwise breaches the provisions of the Merger Agreement. Accordingly, the parties acknowledged and agreed that, prior to any valid termination of the Merger Agreement in accordance with the terms of the Merger Agreement, the parties will be entitled to seek an injunction, specific performance and other equitable relief to prevent breaches of the Merger Agreement and to enforce specifically the terms and provisions of the Merger Agreement without proof of damages, in addition to any other remedy to which they are entitled at law or in equity. Each of the parties agreed that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that any other party has an adequate remedy at law or that any award of specific performance is not an appropriate remedy for any reason at law or in equity; provided, the parties may challenge the existence of any breach or threatened breach. Any party seeking an injunction or injunctions to prevent breaches of the Merger Agreement and to enforce specifically the terms and provisions of the Merger Agreement will not be required to provide any bond or other security in connection with any such order or injunction.

Notwithstanding the foregoing, CHP’s right to an injunction, specific performance, or other equitable remedies to enforce SNDA’s and SNDA Merger Sub’s obligations to consummate the Equity Purchase Closing and the Second Merger will only apply if the following additional requirements are satisfied: (a) all of the conditions to the Equity Purchase Closing have been, and continue to be, satisfied or waived (other than those conditions that by their terms are to be satisfied at the Equity Purchase Closing (but subject to such conditions being capable of being satisfied or waived at the Equity Purchase Closing)), (b) the debt financing will be funded in accordance with the terms and conditions thereof at the consummation of the Second Merger, (c) CHP has irrevocably confirmed to SNDA in writing (and not revoked such notice) that if specific performance is granted, then the Equity Purchase Closing, the First Merger and the Second Merger will occur, and (d) SNDA and/or SNDA Merger Sub fails to consummate the Equity Purchase Closing within three (3) business days following the later of (i) the date by which the Equity Purchase Closing is required to have occurred pursuant to the Merger Agreement, and (ii) receipt of such written notice from CHP.

Notwithstanding the foregoing and subject to the rights of the parties to the definitive agreements for any debt financing, (a) none of CHP, its affiliates, their representatives, or their direct and indirect equity holders, may seek the remedy of specific performance against any debt financing party, and (b) no debt financing party has any liability to any of CHP, its affiliates, their representatives, or their direct and indirect equity holders, for any obligations or liabilities of any Party under the Merger Agreement or for any claim based on, in respect of, or by reason of, the Transactions, including any dispute arising out of or relating in any way to the debt financing, whether at law or equity, whether in contract, in tort or otherwise.

Summary of the Voting Agreement

On November 4, 2025, in connection with the execution of the Merger Agreement, certain investment entities affiliated with Conversant, that hold shares of SNDA Common Stock and SNDA Preferred Stock representing approximately 52.6% of the votes entitled to be cast by the holders of outstanding shares of capital stock of SNDA, entered into the Voting Agreement with CHP. Pursuant to the Voting Agreement, certain entities affiliated with Conversant agreed, among other things, to (a) vote their shares of SNDA Stock in favor of the Authorized Share Increase Proposal, the Stock Issuance Proposal and the SNDA Adjournment Proposal, and subject to certain exceptions, against any other action, agreement or proposal that would result in any condition in the Merger Agreement not being satisfied or that would reasonably be expected to prevent or delay consummation of the Transactions and (b) grant an irrevocable proxy in favor of CHP in respect of the foregoing. The Voting Agreement includes certain restrictions on transfer and acquisition of shares of SNDA Stock by such entities affiliated with Conversant parties thereto until the earlier of the Termination Date and the last day of the Measurement Period. The Voting Agreement will terminate automatically upon the earliest to occur of (a) termination of the Merger Agreement, (b) the Equity Purchase Effective Time or (c) prior to SNDA stockholder approval, there are certain amendments to the Merger Agreement that are or would reasonably be expected to be materially adverse to such entities affiliated with Conversant parties to the Voting Agreement without their prior written consent (not to be unreasonably withheld, conditioned or delayed). SNDA is a third-party beneficiary of the Voting Agreement. Because the holders of SNDA Stock who signed the Voting Agreement hold more than 50% of the outstanding shares of SNDA Stock held by all holders of SNDA Stock entitled to vote at the SNDA Special Meeting, the approval of the Authorized Share Increase Proposal, the Stock Issuance Proposal, and the SNDA Adjournment Proposal (if presented at the SNDA Special Meeting) is ensured.

Summary of the Investment Agreements

On November 4, 2025, in connection with the Equity Financing, SNDA entered into (a) the Conversant Investment Agreement with the Conversant Investors, pursuant to which, subject to the terms and conditions of the Conversant Investment Agreement, the Conversant Investors have agreed to purchase, and SNDA has agreed to sell 3,739,716 shares of SNDA Common Stock at a price per share equal to the Transaction Reference Price (for an aggregate amount of $100,000,005.84) in a private placement pursuant to Section 4(a)(2) of the Securities Act, and (b) the Silk Investment Agreement with Silk, pursuant to which Silk has agreed to purchase, and SNDA has agreed to sell 373,972 shares of SNDA Common Stock at a price per share equal to the Transaction Reference Price (for an aggregate amount of $10,000,011.28) in a private placement pursuant to Section 4(a)(2) of the Securities Act on substantially the same terms and conditions as those contained in the Conversant Investment Agreement. SNDA will use the proceeds from the Equity Financing pursuant to the Investment Agreements to fund a portion of the cash consideration required for the consummation of the Transactions under the Merger Agreement. Pursuant to the Investment Agreements, the SNDA Common Stock to be issued under the Investment Agreements will be issued substantially concurrently with the Second Merger Effective Time.

Representations and Warranties; Covenants. Under the Investment Agreements, SNDA provides to the Investors representations and warranties substantially similar to those under the Merger Agreement and representations and warranties customary for a private placement of this type, and the Investors provide to SNDA representations and warranties customary for a private placement of this type. The Investors and SNDA are subject to compliance with customary covenants under the Investment Agreements, including SNDA’s compliance with interim operating covenants, subject to the Investors’ consent (not to be unreasonably withheld, conditioned or delayed). SNDA has also agreed to provide to the Investors copies of all financial statements (including pro forma financial statements) of SNDA and its consolidated subsidiaries that SNDA provides to its lenders pursuant to the terms of the Debt Commitment Letter.

Closing Conditions.

The Investors’ obligation to consummate the Equity Financing is conditioned on, among other things:

•

satisfaction or waiver by SNDA of the mutual closing conditions and SNDA’s closing conditions to the Equity Purchase under the Merger Agreement, including, among other things, the SNDA stockholder approval of the Authorized Share Increase Proposal and the Stock Issuance Proposal; and

•

SNDA’s irrevocable confirmation to the Investors that the Second Merger will be set to occur and will be consummated in accordance with the Merger Agreement substantially concurrently with the issuance of SNDA Common Stock to the Investors under the Investment Agreements, subject to the funding of the purchase price at or prior to the Equity Purchase Closing in accordance with the Investment Agreements.

SNDA’s obligation to consummate the Equity Financing is conditioned on, among other things:

•	a bring-down of the Investors’ representations and warranties under the Investment Agreements;

•	material compliance by the Investors with their covenants under the Investment Agreements; and

•	delivery by the Investors of the purchase price pursuant to the Investment Agreements.

Termination Rights. Each of the Investment Agreements is subject to termination (a) upon the parties’ mutual agreement, (b) by either party if the Equity Purchase Closing does not occur on or before May 29, 2026, provided that, at such time, SNDA has the right to terminate the Merger Agreement pursuant to the corresponding outside termination date provision thereof, (c) by either party upon termination of the Merger Agreement in accordance with its terms or (d) by either party if any governmental entity issues any final and unappealable injunction or other ruling prohibiting the consummation of any of the transactions contemplated by the Investment Agreements and the ancillary documents related thereto, including the A&R Investor Rights Agreement and the A&R Registration Rights Agreement. Termination of the Merger Agreement is described in the section entitled “Summary of the Merger Agreement – Termination of the Merger Agreement; Termination Fees and Expenses.”

Indemnification. The parties to the Investment Agreements provided mutual indemnities for breach of certain representations and warranties and covenants to be performed following the Second Closing Date. The maximum amount that may be recovered from SNDA, on the one hand, or from the Conversant Investors or Silk, on the other hand, is capped at the purchase price paid by the Conversant Investors or Silk, as applicable.

Expense Reimbursement; Termination Fee; No Commitment Fee. Under the Investment Agreements, SNDA has agreed to reimburse the Investors for the payment of all of their reasonable and documented legal and other out-of-pocket expenses in connection with the Equity Financing (not to exceed, $2,000,000 with respect to the Conversant Investors and $200,000 with respect to Silk). Additionally, in the event that the Merger Agreement is terminated and SNDA receives the CHP Termination Fee pursuant to the Merger Agreement, the Conversant Investors and Silk will be entitled to receive 15% and 1.5%, respectively, of the amount of the CHP Termination Fee from SNDA. None of the Investors is entitled to any commitment fee under the Investment Agreements.

The foregoing description of the Investment Agreements and the transactions contemplated by the Investment Agreements does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Conversant Investment Agreement, which is filed as Exhibit 10.2 to the registration statement of which this joint proxy statement/prospectus forms a part, and the full text of the Silk Investment Agreement, which is filed as Exhibit 10.3 to the registration statement of which this joint proxy statement/prospectus forms a part.

Summary of the A&R Investor Rights Agreement

In connection with the Equity Financing Closing under the Investment Agreements, (a) the Conversant Parties, Silk and SNDA will enter into the A&R Investor Rights Agreement, and (b) the Conversant Parties, the Silk Parties and SNDA will enter into the A&R Registration Rights Agreement, each in the substantially final forms attached to each of the Investment Agreements.

Board Designation and Other Governance Rights.

Under the A&R Investor Rights Agreement, Conversant Fund A will have:

•

the right to designate directors for inclusion in SNDA’s slate of individuals nominated for election to the SNDA Board (each, an “Investor Board Representative”) as follows, based on the proportionate beneficial ownership of the Conversant Entities of outstanding shares of SNDA Common Stock on an as-converted basis:

•

three (3) Investor Board Representatives, for so long as the Conversant Entities beneficially own at least 20% of the outstanding shares of SNDA Common Stock on an as-converted basis (provided that one of such Investor Board Representatives will be required to be “independent” in accordance with the applicable rules and regulations of the SEC and the NYSE);

•

two (2) Investor Board Representatives, for so long as the Conversant Entities beneficially own less than 20%, but at least 15%, of the outstanding shares of SNDA Common Stock on an as-converted basis; and

•

one (1) Investor Board Representative, for so long as the Conversant Entities beneficially own less than 15% of the outstanding shares of SNDA Common Stock on an as-converted basis and prior to the Beneficial Ownership Threshold Date (as defined below);

•	the right to designate the SNDA Board chairperson for so long as the Conversant Entities beneficially own at least 5% of the outstanding shares of SNDA Common Stock on an as-converted basis;

•

the right to designate one member of the SNDA Board’s Nominating and Corporate Governance Committee, for so long as the Conversant Entities beneficially own at least 10% of the outstanding shares of SNDA Common Stock on an as-converted basis (provided that such member will be required to be “independent” in accordance with the applicable rules and regulations of the SEC and the NYSE);

•	the right to consent to any increase in the size of the SNDA Board in excess of nine (9) members at any time prior to the Beneficial Ownership Threshold Date; and

•

the right to consent (such consent not to be unreasonably withheld, conditioned or delayed) to certain fundamental business changes over which certain of the Conversant Parties currently have a right to consent pursuant to the 2021 Investor Rights Agreement for so long as the Conversant Entities beneficially own at least 15% of the outstanding shares of SNDA Common Stock on an as-converted basis.

Prior to the Beneficial Ownership Threshold Date, Silk will also have the right to designate one (1) Investor Board Representative.

The “Beneficial Ownership Threshold Date” is defined as (a) on or prior to the date of SNDA’s 2029 annual meeting of stockholders, the date on which the Conversant Entities or the Silk Entities, as applicable, beneficially own less than the lesser of (i) 4% of the outstanding shares of SNDA Common Stock on an as-converted basis or (ii) the number of shares of SNDA Common Stock held by the Silk Entities on the date of the Equity Financing Closing (proportionately adjusted for any subsequent subdivision or combination of SNDA Common Stock by stock split, reverse stock split, dividend, reorganization, recapitalization or otherwise occurring after the date of the Equity Financing Closing); and (b) following the date of SNDA’s 2029 annual meeting of stockholders, the date on which the Conversant Entities or the Silk Entities, as applicable, beneficially own less than 5% of the outstanding shares of SNDA Common Stock on an as-converted basis.

For so long as Conversant Fund A or Silk have the right to designate an Investor Board Representative to be nominated to the SNDA Board, members of the SNDA Board other than the Investor Board Representative(s) will have the exclusive right to designate persons on behalf of the SNDA Board for election at annual stockholders meetings for, or to fill vacancies in, all director positions, other than the Investor Board Representative(s), and any transaction, agreement, contract or other arrangement by and among SNDA or any of its subsidiaries, on the one hand, and any of the Conversant Entities or Silk Entities, on the other hand, will require solely the approval of a majority of the independent and disinterested directors. The Investor Board Representatives will be entitled to receive the same director compensation as each other non-executive director of the SNDA Board.

Preemptive Rights. Each of the Conversant Parties will have preemptive rights, for so long as the Conversant Entities beneficially own at least 14.9% of the outstanding shares of SNDA Common Stock on an as-converted basis, subject to certain exceptions.

Standstill; No Transfer Restrictions. For a period of 18 months following the Equity Financing Closing, the Conversant Parties and Silk will be subject to standstill provisions pursuant to which, among other things and subject to certain exceptions, they will be prohibited from directly or indirectly (a) effecting or seeking, offering or proposing to effect, or announcing any intention to effect or cause or participate in any stockholder proposals, taking any action to nominate directors, remove directors or change the composition of the SNDA Board (in each case, other than Investor Board Representatives appointed by Conversant Fund A or Silk, as applicable) and engaging in any proxy solicitation with respect to SNDA Common Stock and (b) initiating or proposing to call a special meeting of SNDA’s stockholders. SNDA Common Stock issued to the Conversant Investors and Silk pursuant to the Investment Agreements will not be subject to contractual transfer restrictions.

The foregoing description of the A&R Investor Rights Agreement does not purport to be complete and is subject to and is qualified in its entirety by reference to the full text of the substantially final form of the A&R Investor Rights Agreement, which is attached to each of the Investment Agreements (filed as an exhibit to the Registration Statement of which this proxy statement/prospectus forms a part), and is incorporated herein by reference.

Summary of the A&R Registration Rights Agreement

Resale Shelf Registration Statement. Under the A&R Registration Rights Agreement, SNDA will be required to file a shelf registration statement covering the resale of all SNDA equity securities acquired by the Conversant Entities and the Silk Entities prior to and pursuant to the Equity Financing Closing as soon as reasonably practicable following the Equity Financing Closing and no later than three months thereafter, and will be required to use reasonable best efforts to cause the registration statement to become effective as soon as practicable after the filing.

Demand, Takedown Demand and Piggyback Registration Rights. Pursuant to the terms of the A&R Registration Rights Agreement, the Conversant Parties will have two demand registration rights and the Silk Parties will have one demand registration right. The Conversant Parties and the Silk Parties, collectively, will be permitted to make four (4) demands that SNDA consummate a “takedown” off of any such registration statement within any 12-month period (subject to certain limitations and customary conditions, including a minimum aggregate offering price of $10,000,000). In addition, the Conversant Parties and the Silk Parties will have piggyback registration rights when SNDA proposes to register its equity securities.

Expenses; Lock-Up Agreements. SNDA will be required to bear all expenses incurred in connection with the filing of any such registration statements and any such offerings, other than underwriting discounts and commissions on the sale of Registrable Securities (as defined in the A&R Registration Rights Agreement). For so long as the Conversant Parties or the Silk Parties, as applicable, beneficially own 5% or more of the outstanding shares of SNDA Common Stock on an as-converted basis, they will enter into customary lock-up agreements in connection with any underwritten public offering of SNDA equity securities (with the applicable lock-up period not to exceed 60 days) with the managing underwriter(s) of such offering if required by such managing underwriter(s).

Termination of Rights. The right of the Conversant Parties and the Silk Parties to include Registrable Securities in any Demand Registration, Takedown Offering, Piggyback Registration or Piggyback Shelf Takedown, in each case as defined in the A&R Registration Rights Agreement, will terminate upon the earlier of (a) the date when all Registrable Securities have been sold and (b) the later of the date on which (i) each of the Conversant Parties and the Silk Parties are able to sell the Registrable Securities without restriction (including any volume limitation) pursuant to Rule 144 promulgated under the Securities Act and (ii) each of the Conversant Parties and the Silk Parties, together with their respective affiliates, collectively beneficially own less than 10% of the outstanding shares of SNDA Common Stock on an as-converted basis.

The foregoing description of the A&R Registration Rights Agreement does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the full text of the substantially final form of the A&R Registration Rights Agreement, which is attached to the Investment Agreements (filed as an exhibit to the

Registration Statement of which this proxy statement/prospectus forms a part) and is incorporated herein by reference.

Summary of the Asset Purchase and Sale Agreement

Concurrently with the execution and delivery of the Merger Agreement, SNDA and CHC entered into the APA, pursuant to which, at the closing of the transactions contemplated by the APA, SNDA will purchase substantially all of CHC’s assets primarily used in CHC’s business (including in its capacity as advisor to CHP), including an asset management database, books and records, goodwill and certain intellectual property. Additionally, effective as of the APA closing, and subject to completion of customary background checks and similar employment screening processes, SNDA will offer full-time employment with SNDA or one of its affiliates to no fewer than 17 employees of CHC for a period of no less than 90 days. Effective as of the APA closing, SNDA will assume and agree to discharge when due any liabilities arising out of the ownership of the purchased assets and the employment of the transferred employees, including severance payments totaling approximately $1.1 million (assuming the APA closing occurs on March 31, 2026, and that no transferred employees are terminated by SNDA for any reason other than for cause within three months after such date) that may become payable to those CHC employees that accept SNDA’s offer of employment. At the APA closing, SNDA will pay to an account designated by CHC an amount in cash equal to the sum of (a) $5,000,000, and (b) approximately $1,075,600, which amounts set forth in this clause (b) will be used to pay Retention Bonuses to those CHC employees.

Closing of the transactions contemplated by the APA is expected to occur on the Second Closing Date and is subject to certain conditions, including (a) consummation of the Transactions contemplated by the Merger Agreement, (b) customary closing conditions relating to, among other things, the representations, warranties and covenants of the parties, (c) the absence of an law, rule or regulation preventing the consummation of the transactions contemplated by the APA, and (d) the TSA remaining in full force and effect.

Pursuant to the APA, CHC agreed to indemnify SNDA and its directors, officers, stockholders, and other persons affiliated with SNDA, from losses incurred by such persons resulting from any excluded assets, excluded liabilities, breach of representations and warranties of CHC, and breach of covenants by CHC, and SNDA agreed to indemnify CHC and its directors, officers, stockholders, and other persons affiliated with CHC, from losses incurred by such persons resulting from any assumed liabilities, breach of representations and warranties of SNDA, and breach of covenants by SNDA.

The APA may be terminated prior to the APA closing by mutual written consent of SNDA and CHC or by either party following the other party’s uncured material breach. The APA also automatically terminates upon termination of the Merger Agreement in accordance with its terms.

As a third party beneficiary, CHP has the right to approve any modification or amendment to the APA prior to the consummation of the First Merger.

Summary of the Transition Services Agreement

Concurrently with the execution and delivery of the Merger Agreement, SNDA entered into the TSA with CHC, pursuant to which, among other things, CHC will provide all services required by SNDA to operate CHP that SNDA is unable to provide as of the Second Closing Date for up to one year. SNDA may terminate each service for convenience on 30 days’ notice to CHC, and CHC may only terminate the TSA if SNDA becomes insolvent or suffers similar financial difficulties. In consideration of the provision of the services, SNDA will reimburse CHC for its actual costs of providing the services. The TSA also automatically terminates upon termination of the Merger Agreement in accordance with its terms. As a third party beneficiary, CHP has the right to approve any modification or amendment to the TSA prior to the consummation of the First Merger.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE TRANSACTIONS

The following is a discussion of certain material U.S. federal income tax consequences (1) of the Transactions to holders of CHP Common Stock whose shares of CHP Common Stock are surrendered in the Transactions in exchange for the Transaction Consideration pursuant to the Merger Agreement, and (2) of the ownership and disposition of SNDA Common Stock by holders who receive such shares in connection with the Transactions. This discussion applies only to holders of SNDA Common Stock or holders of CHP Common Stock who hold such stock as a capital asset within the meaning of Section 1221 of the Code. This discussion is based on the Code, final, temporary and proposed regulations promulgated by the U.S. Department of the Treasury under the Code (the “Treasury Regulations”) and administrative and judicial interpretations thereof, each as in effect as of the date of this joint proxy statement/prospectus, all of which are subject to change at any time, possibly with retroactive effect. This discussion does not address any aspect of U.S. state, U.S. local or non-U.S. taxation, or any U.S. federal taxes other than income taxes (such as gift and estate taxes). We have not requested, and do not plan to request, any rulings from the IRS regarding the tax treatment of the Transactions or the U.S. federal income tax consequences described herein, and the statements in this joint proxy statement/prospectus are not binding on the IRS or any court. As a result, there can be no assurance that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax consequences set forth herein. Moreover, there can be no assurance that future legislation, regulations, administrative rulings or court decisions will not adversely affect the accuracy of the statements in this discussion. You are urged to consult your own tax advisors with respect to the application of U.S. federal tax laws to your particular situation, as well as any tax considerations arising under the laws of any U.S. state, U.S. local or non-U.S. jurisdiction.

For purposes of this discussion, the term “U.S. stockholder” means a beneficial owner of SNDA Common Stock or CHP Common Stock, as applicable, that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any of its political subdivisions;

•

a trust that (i) is subject to the supervision of a court within the United States and the control of one or more United States persons or (ii) has a valid election in effect under applicable Treasury Regulations to be treated as a United States person; or

•	an estate that is subject to U.S. federal income tax on its income regardless of its source.

For purposes of this discussion, a “non-U.S. stockholder” means a beneficial owner of SNDA Common Stock or CHP Common Stock, as applicable, that is not a U.S. stockholder or an entity or arrangement treated as a partnership or other pass-through entity for U.S. federal income tax purposes.

This discussion is a summary only and does not describe all of the tax considerations that may be relevant to you in light of your particular circumstances, or the different considerations that may apply if you are subject to special rules applicable to certain types of holders (such as the effects of Section 451 of the Code), including but not limited to:

•	financial institutions or financial services entities;

•	governments or agencies or instrumentalities thereof;

•	dealers or traders subject to a mark-to-market method of accounting with respect to SNDA Common Stock or CHP Common Stock;

•	insurance companies;

•	tax-exempt entities;

•	stockholders who acquired SNDA Common Stock or CHP Common Stock pursuant to the exercise of an employee stock option or right or otherwise as compensation;

•	partnerships or other pass-through entities (and persons holding SNDA Common Stock or CHP Common Stock through a partnership or other pass-through entity);

•	broker-dealers;

•	qualified foreign pension funds as defined in Section 897(l) of the Code, and entities all of the interests of which are held by qualified foreign pension funds;

•	qualified stockholders, as defined in Section 897(k) of the Code;

•	regulated investment companies;

•	REITs;

•	expatriates or former long-term residents of the United States;

•	persons that actually or constructively own 5% or more of SNDA Common Stock or CHP Common Stock;

•	United States persons that have a functional currency other than the U.S. dollar;

•	persons subject to any alternative minimum tax;

•	persons subject to the Medicare tax on certain investment income; and

•	stockholders who hold SNDA Common Stock or CHP Common Stock as part of a hedge, wash sale, straddle, conversion, constructive sale, integrated transaction or similar transaction.

Except to the extent specifically discussed below, this discussion does not address the tax consequences of any transaction other than the Transactions to holders of CHP Common Stock whose shares of CHP Common Stock are surrendered in the Transactions in exchange for the Transaction Consideration pursuant to the Merger Agreement, or the ownership and disposition of SNDA Common Stock by holders who receive such shares in connection with the Transactions. Also, this discussion does not address U.S. federal income tax considerations applicable to holders of options or warrants to purchase SNDA Common Stock or CHP Common Stock, holders of debt instruments convertible into SNDA Common Stock or CHP Common Stock or holders of SNDA Preferred Stock.

This discussion does not consider the tax treatment of partnerships or other pass-through entities or persons who hold SNDA Common Stock or CHP Common Stock through such entities. If a partnership (or other entity or arrangement classified as a partnership or other pass-through entity for U.S. federal income tax purposes) is the beneficial owner of SNDA Common Stock or CHP Common Stock, the U.S. federal income tax treatment of a partner or member in the partnership or other pass-through entity generally will depend on the status of the partner or member and the activities of the partnership or other pass-through entity, such as whether the partner or member holds a carried interest or other “applicable partnership interest” in the partnership or other pass-through entity as defined in Section 1061 of the Code. If you are a partner or member of a partnership or other pass-through entity holding SNDA Common Stock or CHP Common Stock, you are urged to consult your own tax advisors regarding the U.S. federal income tax considerations discussed herein.

THE DISCUSSION OF U.S. FEDERAL INCOME TAX CONSEQUENCES HEREIN IS FOR GENERAL INFORMATION PURPOSES ONLY AND IS NOT INTENDED TO CONSTITUTE A COMPLETE DESCRIPTION OF ALL TAX CONSEQUENCES RELATING TO THE TRANSACTIONS OR THE OWNERSHIP AND DISPOSITION OF SNDA COMMON STOCK. TAX MATTERS ARE VERY COMPLICATED, AND THE TAX CONSEQUENCES OF THE TRANSACTIONS AND OF THE OWNERSHIP AND DISPOSITION OF SNDA COMMON STOCK TO YOU WILL DEPEND UPON THE FACTS OF YOUR PARTICULAR SITUATION. BECAUSE INDIVIDUAL CIRCUMSTANCES MAY DIFFER, WE URGE YOU TO CONSULT WITH YOUR OWN TAX ADVISORS REGARDING THE APPLICABILITY TO YOU OF THE RULES DISCUSSED HEREIN AND THE PARTICULAR

TAX EFFECTS TO YOU OF THE TRANSACTIONS OR THE OWNERSHIP AND DISPOSITION OF SNDA COMMON STOCK, INCLUDING THE APPLICATION OF U.S. STATE, U.S. LOCAL AND NON-U.S. TAX LAWS.

I. Material U.S. Federal Income Tax Consequences — the Transactions

Consequences to CHP of the Transactions. For U.S. federal income tax purposes, SNDA and CHP will treat the Transactions as if: (i) on the First Closing Date, SNDA Merger Sub acquired specified assets of CHP in a taxable exchange for transaction consideration, which CHP distributed to CHP stockholders as a liquidating distribution; and (ii) on the Second Closing Date, SNDA Merger Sub acquired the remaining assets of CHP in a taxable exchange for additional transaction consideration, which CHP distributed to CHP stockholders in complete liquidation of CHP. As a REIT, CHP generally is entitled to receive a dividend paid deduction for liquidating distributions, and it anticipates that certain deductions, including the dividends paid deduction and its net operating loss carry-forwards, will exceed its taxable income recognized as a result of the Transactions (together with any other undistributed taxable income recognized in the taxable year of the Transactions). Accordingly, CHP anticipates that it will not be subject to U.S. federal income tax on any gain recognized in connection with the Transactions. However, CHP cannot make any assurance that it will have sufficient deductions available to offset such gain.

Consequences of the Transactions to U.S. Stockholders. For CHP stockholders, the Transactions will be treated as taxable sales for U.S. federal income tax purposes of CHP Common Stock in exchange for Transaction Consideration. As a result, U.S. CHP stockholders will recognize gain or loss equal to the difference, if any, between the fair market value of the Transaction Consideration received and the stockholder’s adjusted tax basis in the CHP Common Stock exchanged. To the extent a stockholder receives stock consideration, the stockholder may need to sell shares, or raise cash from other sources, to pay any tax obligations resulting from the Transactions.

Generally, any gain or loss recognized should be capital gain or loss and will constitute long-term capital gain or loss if the stockholder has held its CHP Common Stock for more than one year as of the First Merger Effective Time. An individual U.S. stockholder will be subject to U.S. federal income tax on net capital gain at a maximum rate of 20%. Capital gains of corporate U.S. stockholder generally are taxable at the regular tax rates applicable to corporations. The deductibility of a capital loss recognized in an exchange is subject to limitations. If a stockholder holds blocks of CHP Common Stock that were acquired separately at different times or prices, the stockholder must separately calculate its gain or loss for each block.

A U.S. stockholder who has held CHP Common Stock for six months or less as of the First Merger Effective Time, taking into account certain holding period rules, and who recognizes a loss on the exchange of CHP Common Stock for the Transaction Consideration in the Transactions, generally will be treated as recognizing a long-term capital loss to the extent of any capital gain dividends received from CHP, or such stockholder’s share of any designated retained capital gains, with respect to that stock.

Consequences of the Transactions to Non-U.S. Stockholders. The U.S. federal income tax consequences of the Transactions to a non-U.S. stockholder will depend on various factors, including whether the receipt of Transaction Consideration in exchange for CHP Common Stock is treated as a distribution from CHP to its stockholders that is attributable to gain from the sale of “United States real property interests,” or USRPIs. The IRS has announced in Notice 2007-55 that it intends to take the position that a non-U.S. stockholder’s receipt of a liquidating distribution from a REIT generally is subject to tax under the Foreign Investment in Real Property Tax Act of 1980, to the extent attributable to gain from the REIT’s sale of USRPIs. CHP intends to take the position that the non-U.S. stockholders whose shares of CHP Common Stock are exchanged for the Transaction Consideration in connection with the Transactions generally will be subject to the position described in Notice 2007-55, and accordingly, to the extent the Transaction Consideration received by a non-U.S. stockholder in the Transactions is attributable to gain from CHP’s deemed sale of USRPIs (which CHP expects a substantial portion of the Transaction Consideration to be), CHP intends to take the position that the U.S. federal income tax consequences described below in “Material U.S. Federal Income Tax Consequences of the Transactions – Distribution of Gain from the Disposition of USRPIs” will apply. In general, the provisions governing the taxation of distributions by REITs may be less favorable to non-U.S. stockholders than the taxation of sales or exchanges of REIT shares by non-U.S. stockholders. Non-U.S. stockholders should consult their tax advisors regarding the application of these provisions.

Distribution of Gain from the Disposition of USRPIs. To the extent a non-U.S. stockholder’s receipt of Transaction Consideration in exchange for shares of CHP Common Stock is treated as a distribution attributable to gain from CHP’s deemed sale of USRPIs, such amount will be treated as income effectively connected with the conduct of a U.S. trade or business of the non-U.S. stockholder and generally will be subject to U.S. federal income tax on a net basis in the same manner as a U.S. stockholder (and the non-U.S. stockholder generally will be required to file a U.S. federal income tax return reporting such income). CHP also may be required to withhold and to remit to the IRS 21% of any such amount. Such distribution may also be subject to an additional branch profits tax at a rate of 30% (or such lower rate as may be specified under an applicable income tax treaty) in the hands of a non-U.S. stockholder that is a corporation.

A non-U.S. stockholder may be entitled to a refund or credit against the non-U.S. stockholder’s U.S. tax liability, if any, with respect to any amount withheld pursuant to these rules, provided that the required information is furnished to the IRS on a timely basis. Non-U.S. stockholders should consult their tax advisors regarding withholding tax considerations.

Taxable Sales of Shares of CHP Common Stock Pursuant to the Transactions. To the extent a non-U.S. stockholder’s receipt of Transaction Consideration in exchange for shares of CHP Common Stock is treated as taxable sales of such shares (rather than a distribution attributable to gain recognized by CHP on its deemed sale of USRPIs, as described above), a non-U.S. stockholder generally will not be subject to U.S. federal income tax on any gain realized from such sale unless:

•

the gain is effectively connected with the non-U.S. stockholder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, such gain is also attributable to a permanent establishment or, in the case of an individual, a fixed base, maintained by the non-U.S. stockholder in the United States);

•

the non-U.S. stockholder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition of shares of CHP Common Stock in the Transactions, and certain other requirements are met; or

•	the shares of CHP Common Stock constitute a USRPI in the non-U.S. stockholder’s hands.

Gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis at the regular U.S. federal income tax rates in the same manner as if such non-U.S. stockholder were a U.S. stockholder (and the non-U.S. stockholder generally will be required to file a U.S. federal income tax return reporting such income). A non-U.S. stockholder that is a corporation also may be subject to an additional branch profits tax at a rate of 30% (or such lower rate as may be specified under an applicable income tax treaty) on such gain, as adjusted for certain items such as gain on the disposition of the stock of a domestic U.S. real property holding corporation (as defined in the Code).

A non-U.S. stockholder described in the second bullet point above generally will be subject to U.S. federal income tax at a rate of 30% (or such lower rate as may be specified under an applicable income tax treaty) on gain realized upon the sale or other taxable disposition of CHP Common Stock in the Transactions, which may be offset by U.S.-source capital losses of the non-U.S. stockholder (even though the individual is not considered a resident of the United States), provided the non-U.S. stockholder has timely filed U.S. federal income tax returns with respect to such losses.

With respect to the third bullet, if a non-U.S. stockholder’s of CHP Common Stock constitute USRPIs, any gain recognized by such stockholder in the Transactions will be treated as income effectively connected with the conduct of a U.S. trade or business of the non-U.S. stockholder and generally will be subject to U.S. federal income tax on a net basis in the same manner as a U.S. stockholder (and the non-U.S. stockholder generally will be required to file a U.S. federal income tax return reporting such income). However, a non-U.S. stockholder’s shares of CHP Common Stock generally will not constitute USRPIs if CHP is a “domestically controlled qualified investment entity” at the First Merger Effective Time. A “domestically controlled qualified investment entity” includes a REIT in which at all times during a five-year testing period less than 50% in value of its stock is held directly and indirectly by non-United States persons, subject to certain ownership rules. For purposes of determining whether a REIT is a “domestically controlled qualified investment entity,” ownership generally will be determined by looking through certain pass-through entities and certain other entities. CHP has not determined whether it is “domestically controlled” as of the date of this joint proxy statement/prospectus, and no assurances can be given that CHP will qualify as a “domestically controlled qualified investment entity” at the First Merger Effective Time.

Information Reporting and Backup Withholding. Information reporting and backup withholding may apply to payments made in connection with the Transactions. Backup withholding will not apply, however, to a stockholder who (a) in the case of a U.S. stockholder, furnishes a correct taxpayer identification number and certifies that it is not subject to backup withholding on an IRS Form W-9 or successor form, (b) in the case of a non-U.S. stockholder, furnishes an applicable IRS Form W-8 or successor form or (c) is otherwise exempt from backup withholding and complies with other applicable rules and certification requirements.

Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against such stockholder’s U.S. federal income tax liability provided the required information is timely furnished to the IRS.

Additional Withholding Tax on Payments Made to Foreign Accounts. Withholding taxes may be imposed under Sections 1471 through 1474 of the Code (such Sections commonly referred to as “FATCA”) on certain types of payments made to non-U.S. financial institutions and certain other non-U.S. entities that do not comply with FATCA or do not provide information sufficient to establish compliance with, or an exemption from, FATCA withholding. The application of FATCA to the payment of the Transaction Consideration made to a non-U.S. stockholder with respect to CHP Common Stock pursuant to the Transactions is not entirely clear. In the event FATCA withholding would otherwise apply to any such payments, recipients thereof should not be subject to FATCA withholding thereon if they provide a timely and properly executed copy of the appropriate version of IRS Form W-8 or IRS Form W-9 (or such other form as may be required pursuant to FATCA) establishing an exemption from FATCA withholding. We urge you to consult your own tax advisors regarding FATCA and the application of these rules to such payment.

THIS DISCUSSION OF U.S. FEDERAL INCOME TAX CONSEQUENCES IS FOR GENERAL INFORMATION PURPOSES ONLY AND IS NOT INTENDED TO CONSTITUTE A COMPLETE DESCRIPTION OF ALL TAX CONSEQUENCES RELATING TO THE TRANSACTIONS. WE URGE YOU TO CONSULT WITH YOUR TAX ADVISORS REGARDING THE APPLICABILITY TO YOU OF THE RULES DISCUSSED HEREIN AND THE PARTICULAR TAX EFFECTS TO YOU OF THE TRANSACTIONS, INCLUDING THE APPLICATION OF U.S. STATE, U.S. LOCAL AND NON-U.S. TAX LAWS.

II. Material U.S. Federal Income Tax Consequences — Ownership and Disposition of SNDA Common Stock

Taxation of Distributions to U.S. Stockholders on SNDA Common Stock. If SNDA pays distributions in cash or other property (other than certain distributions of SNDA stock or rights to acquire SNDA stock) to U.S. holders of SNDA Common Stock, such distributions generally will constitute dividends for U.S. federal income tax purposes to the extent paid from SNDA’s current or accumulated earnings and profits, as determined under U.S.

federal income tax principles. Distributions in excess of current and accumulated earnings and profits will constitute a return of capital that will be applied against and reduce (but not below zero) the U.S. stockholder’s adjusted tax basis in SNDA Common Stock. Any remaining excess will be treated as gain realized on the sale or other disposition of the common stock and will be treated as described under “Material U.S. Federal Income Tax Consequences of the Transactions – U.S. Stockholders’ Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of SNDA Common Stock” below.

Dividends SNDA pays to a U.S. stockholder that is a corporation generally will qualify for the dividends received deduction if the requisite holding period is satisfied. With certain exceptions (including, but not limited to, dividends that a taxpayer elects to treat as investment income for purposes of investment interest deduction limitations), and provided certain holding period requirements are met, dividends SNDA pays to a non-corporate U.S. stockholder may constitute “qualified dividends” that will be subject to tax at the favorable rates accorded to long-term capital gains. If the holding period requirements are not satisfied, then a corporation may not be able to qualify for the dividends received deduction and would have taxable income equal to the entire dividend amount, and non-corporate stockholders may be subject to tax on such dividend at regular ordinary income tax rates instead of the preferential rates applicable to qualified dividend income. U.S. stockholders of SNDA Common Stock are urged to consult their own tax advisors regarding the application of reduced rates and the dividends received deduction in their particular circumstances.

U.S. Stockholders’ Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of SNDA Common Stock. Upon a sale or other taxable disposition of SNDA Common Stock, a U.S. stockholder generally will recognize capital gain or loss in an amount equal to the difference between the amount realized and the U.S. stockholder’s adjusted tax basis in the common stock. Any such capital gain or loss generally will be long-term capital gain or loss if the U.S. stockholder’s holding period for the common stock so disposed of exceeds one year. If the holding period requirements are not satisfied, any gain on a sale or taxable disposition of the shares would be subject to short-term capital gain treatment and would be taxed at regular ordinary income tax rates. Long-term capital gains recognized by non-corporate U.S. stockholders will be eligible to be taxed at reduced rates. The deductibility of capital losses is subject to limitations.

Generally, the amount of gain or loss recognized by a U.S. stockholder is an amount equal to the difference between (i) the sum of the amount of cash and the fair market value of any property received in such disposition and (ii) the U.S. stockholder’s adjusted tax basis in its common stock disposed. A U.S. stockholder’s adjusted tax basis in its SNDA Common Stock generally will equal the fair market value of the SNDA Common Stock received in the Transactions, reduced by any prior SNDA distributions treated as a return of capital.

U.S. Stockholder Information Reporting and Backup Withholding. In general, information reporting requirements may apply to dividends paid to a U.S. stockholder and to the proceeds of the sale or other disposition of SNDA Common Stock, unless the U.S. stockholder is an exempt recipient. Backup withholding may apply to such payments if the U.S. stockholder fails to provide a taxpayer identification number, a certification of exempt status or has been notified by the IRS that it is subject to backup withholding (and such notification has not been withdrawn).

Any amounts withheld under the backup withholding rules are not additional taxes and may be allowed as a refund or a credit against a U.S. stockholder’s U.S. federal income tax liability provided the required information is timely furnished to the IRS.

Taxation of Distributions to Non-U.S. Stockholders on SNDA Common Stock. In general, distributions of cash or other property paid by SNDA to a non-U.S. stockholder with respect to shares of SNDA Common Stock, to the extent paid out of SNDA’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles), will constitute dividends for U.S. federal income tax purposes and, provided such dividends are not effectively connected with the non-U.S. stockholder’s conduct of a trade or business within the United States, SNDA (or the applicable withholding agent) will be required to withhold tax from the gross amount of the dividend at a rate of 30%, unless such non-U.S. stockholder is eligible for a reduced rate of withholding tax under an applicable income tax treaty and provides proper certification of its eligibility for such reduced rate (usually on an IRS Form W-8BEN or IRS Form W-8BEN-E). Any distribution of cash or other property not constituting a dividend will be treated first as reducing (but not below zero) the non-U.S. stockholder’s adjusted tax basis in its SNDA Common Stock, and, to the extent such distribution exceeds the non-U.S. stockholder’s adjusted tax basis, as gain realized from the sale or other disposition of the common stock, which will be treated as described under “Material U.S. Federal Income Tax Consequences of the Transactions – Non-U.S. Stockholders’ Gain on Sale, Taxable Exchange or Other Taxable Disposition of SNDA Common Stock” below.

The withholding tax does not apply to dividends paid to a non-U.S. stockholder who provides an IRS Form W-8ECI certifying that the dividends are effectively connected with the non-U.S. stockholder’s conduct of a trade or business within the United States. Instead, the effectively connected dividends will be subject to regular U.S. federal income tax as if the non-U.S. stockholder were a U.S. person, subject to an applicable income tax treaty providing otherwise. A non-U.S. corporation receiving effectively connected dividends may also be subject to an additional “branch profits tax” imposed at a rate of 30% (or a lower treaty rate).

Non-U.S. Stockholders’ Gain on Sale, Taxable Exchange or Other Taxable Disposition of SNDA Common Stock. Subject to discussions below under “Material U.S. Federal Income Tax Consequences of the Transactions – Non-U.S. Stockholder Information Reporting and Backup Withholding” and “Material U.S. Federal Income Tax Consequences of the Transactions – Additional Withholding Tax on Payments Made to Foreign Accounts,” a non-U.S. stockholder generally will not be subject to U.S. federal income or withholding tax in respect of gain recognized on a sale, taxable exchange or other taxable disposition of SNDA Common Stock, unless:

•

the gain is effectively connected with the conduct of a trade or business by the non-U.S. stockholder within the United States (and, under certain income tax treaties, is attributable to a U.S. permanent establishment or fixed base maintained by the non-U.S. stockholder);

•

the non-U.S. stockholder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition of shares of CHP Common Stock in the Transactions, and certain other requirements are met; or

•

SNDA is or has been a “U.S. real property holding corporation” for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the period that the non-U.S. stockholder held SNDA Common Stock, and, in the case where shares of SNDA Common Stock are regularly traded on an established securities market, the non-U.S. stockholder has owned, directly or constructively, more than 5% of SNDA Common Stock at any time within the shorter of the five-year period preceding the disposition or such non-U.S. stockholder’s holding period for the SNDA Common Stock.

Gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis at the regular U.S. federal income tax rates in the same manner as if such non-U.S. stockholder were a U.S. stockholder (and the non-U.S. stockholder generally will be required to file a U.S. federal income tax return reporting such income). A non-U.S. stockholder that is a corporation also may be subject to an additional branch profits tax at a rate of 30% (or such lower rate as may be specified under an applicable income tax treaty) on such gain, as adjusted for certain items such as gain on the disposition of the stock of a domestic U.S. real property holding corporation.

A non-U.S. stockholder described in the second bullet point above generally will be subject to U.S. federal income tax at a rate of 30% (or such lower rate as may be specified under an applicable income tax treaty) on gain realized upon the sale, taxable exchange or other taxable disposition, which may be offset by U.S.-source capital losses of the non-U.S. stockholder (even though the individual is not considered a resident of the United States), provided the non-U.S. stockholder has timely filed U.S. federal income tax returns with respect to such losses.

If the third bullet point above applies to a non-U.S. stockholder, gain recognized by such stockholder on the sale, exchange or other disposition of SNDA Common Stock will be treated as income effectively connected with the conduct of a U.S. trade or business of the non-U.S. stockholder and generally will be subject to U.S. federal income tax on a net basis in the same manner as a U.S. stockholder (and the non-U.S. stockholder generally will be required to file a U.S. federal income tax return reporting such income). In addition, non-U.S. stockholders could be subject to withholding at a 15% rate on the amount realized on such sale or disposition. Generally, a corporation is a U.S. real property holding corporation only if the fair market value of its USRPIs equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. SNDA does not believe that it is, or has been, a U.S. real property holding corporation, but SNDA and CHP believe that SNDA will become a U.S. real property holding corporation as a result of the Transactions. No assurance can be provided that SNDA Common Stock will be regularly traded on an established securities market for purposes of the rules described above. Non-U.S. stockholders should consult their own tax advisors with respect to the application of the foregoing rules to their ownership and disposition of SNDA Common Stock.

Non-U.S. Stockholder Information Reporting and Backup Withholding. SNDA (or the applicable paying agent) must report annually to the IRS and to each non-U.S. stockholder the gross amount of the distributions on SNDA Common Stock paid to such stockholder and the tax withheld, if any, with respect to such distributions. A non-U.S. stockholder may have to comply with specific certification procedures to establish that the stockholder is not a U.S. person in order to avoid backup withholding at the applicable rate with respect to dividends on SNDA Common Stock. Dividends paid to non-U.S. stockholders subject to withholding of U.S. federal income tax generally will be exempt from U.S. backup withholding.

Information reporting and backup withholding generally will apply to the proceeds of a disposition of SNDA Common Stock by a non-U.S. stockholder effected by or through the U.S. office of any broker, U.S. or non-U.S., unless the stockholder certifies its status as a non-U.S. stockholder and satisfies certain other requirements, or otherwise establishes an exemption. The certification procedures required to claim a reduced rate of withholding under a treaty generally will satisfy the certification requirements necessary to avoid the backup withholding as well. Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a non-U.S. stockholder will be allowed as a credit against such stockholder’s U.S. federal income tax liability and may entitle such stockholder to a refund, provided that the required information is timely furnished to the IRS.

Additional Withholding Tax on Payments Made to Foreign Accounts. Withholding taxes may be imposed under FATCA on certain types of payments, including dividends on SNDA Common Stock, made to non-U.S. financial institutions and certain other non-U.S. entities that do not comply with FATCA or do not provide information sufficient to establish compliance with, or an exemption from, FATCA withholding. Recipients of such payments should not be subject to FATCA withholding thereon if they provide a timely and properly executed copy of the appropriate version of IRS Form W-8 or IRS Form W-9 (or such other form as may be required pursuant to FATCA) establishing an exemption from FATCA withholding. Stockholders of SNDA Common Stock should consult their own tax advisors regarding the effects of FATCA on their SNDA Common Stock.

THIS DISCUSSION IS ONLY A SUMMARY OF CERTAIN MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS ASSOCIATED WITH THE OWNERSHIP AND DISPOSITION OF SNDA COMMON STOCK. EACH HOLDER OF SNDA COMMON STOCK IS URGED TO CONSULT ITS OWN TAX ADVISORS WITH RESPECT TO THE PARTICULAR TAX CONSIDERATIONS TO SUCH STOCKHOLDER OF THE OWNERSHIP AND DISPOSITION OF SNDA COMMON STOCK, INCLUDING THE APPLICABILITY AND EFFECT OF ANY U.S. FEDERAL NON-INCOME, U.S. STATE, U.S. LOCAL AND NON-U.S. TAX LAWS.

DIRECTORS AND MANAGEMENT OF THE COMBINED COMPANY AFTER THE TRANSACTIONS

The Merger Agreement requires SNDA to take all necessary corporate action to cause two individuals designated in writing by CHP to be appointed to the SNDA Board, one of whom will be Stephen H. Mauldin, subject to such individuals meeting the reasonable requirements and criteria for director appointments of the SNDA Board’s Nominating and Corporate Governance Committee. If any designees are not approved by the SNDA Board’s Nominating and Corporate Governance Committee, CHP will designate additional nominees in lieu thereof until two nominees are approved by the SNDA Board’s Nominating and Corporate Governance Committee. The SNDA Board is classified, with directors assigned to one of three classes. The term for Class I directors expires at the 2028 SNDA annual meeting of stockholders, the term for Class II directors expires at the 2026 SNDA annual meeting of stockholders and the term for Class III directors expires at the 2027 SNDA annual meeting of stockholders. Decisions regarding the class of director for Stephen H. Mauldin and the second CHP nominee remain subject to the determination of the SNDA Board’s Nominating and Corporate Governance Committee. However, Stephen H. Mauldin and the second CHP nominee will not be assigned to the same class of directors.

Upon the Second Merger Effective Time, subject to the conditions and upon the terms set forth in the A&R Investor Rights Agreement, Conversant Fund A expects to designate Michael Simanovsky, Conversant’s Managing Partner, for appointment as a member and the Chairperson of the SNDA Board, to join existing Conversant designees Robert Grove, a Conversant Principal, and Benjamin P. Harris, both of whom currently serve on the SNDA Board. These three individuals would represent Conversant Fund A’s three SNDA Board designees effective as of the Second Merger Effective Time, and each of Elliott R. Zibel, David W. Johnson and one designee of Silk would step down from the SNDA Board, effective as of the Second Merger Effective Time.

Upon the completion of the Transactions, Brandon Ribar, Chief Executive Officer of SNDA, will continue to serve as Chief Executive Officer of SNDA. The other executive officers of SNDA are also expected to continue in their current roles with SNDA. None of the CHP executive officers are expected to become executive officers of SNDA.

DESCRIPTION OF SNDA CAPITAL STOCK

As a result of the Transactions, holders of CHP Common Stock and the Investors will receive shares of SNDA Common Stock, and all CHP stockholders will become SNDA stockholders. The following description summarizes the terms of SNDA’s capital stock but does not purport to be complete, and it is qualified in its entirety by reference to the applicable provisions of Delaware law, the SNDA Charter, the SNDA Bylaws and the Certificate of Designation of the Series A Preferred Stock. The SNDA Charter and the SNDA Bylaws currently in effect are filed as exhibits to the registration statement of which this joint proxy statement/prospectus forms a part.

Unless the context otherwise requires, references in this section “Description of SNDA Capital Stock” to “we,” “us,” “our” and “the Company” refer to SNDA.

As of the date of this joint proxy statement/prospectus, SNDA’s authorized capital stock consists of 30,000,000 shares of SNDA Common Stock, par value $0.01 per share, and 15,000,000 shares of SNDA Preferred Stock, par value $0.01 per share (“SNDA Preferred Stock”), of which 41,250 shares are classified as “Series A Convertible Preferred Stock” (“SNDA Series A Preferred Stock”). The SNDA Series A Preferred Stock was issued in a private placement pursuant to Section 4(a)(2) of the Securities Act and has not been registered pursuant to Section 12 of Exchange Act.

As of September 30, 2025, 18,798,287 shares of SNDA Common Stock were issued and outstanding, 41,250 shares of SNDA Preferred Stock, all designated as Series A Preferred Stock, were issued and outstanding, and 1,031,250 warrants, each evidencing the right to purchase one share of SNDA Common Stock at a price per share of $40.00, subject to certain adjustments, were issued and outstanding. Following the consummation of the Transactions and the Equity Financing, it is expected that there will be between 45,809,266 and 57,933,033 shares of SNDA Common Stock issued and outstanding.

SNDA Common Stock

Voting Rights

The holders of SNDA Common Stock are entitled to one (1) vote per share on all matters to be voted on by stockholders generally, including the election of directors. There are no cumulative voting rights, meaning that the holders of a majority of the shares voting for the election of directors can elect all of the directors standing for election.

Dividend Rights

The holders of SNDA Common Stock are entitled to receive dividends (payable in cash, stock or otherwise), subject to any rights and preferences of any outstanding shares of SNDA Preferred Stock, but only when and as declared by the SNDA Board out of the assets legally available for dividend payments.

Liquidation Rights

In the event of any liquidation, dissolution or winding up of SNDA, after there is paid to or set aside for the holders of any class of stock having preference over SNDA Common Stock the full amount to which such holders are entitled, then the holders of SNDA Common Stock, are entitled, after payment or provision for payment of all debts and liabilities of SNDA, to receive the remaining assets of SNDA available for distribution, ratably in proportion to the number of shares of SNDA Common Stock held by them ratably in proportion to the number of shares of SNDA Common Stock held by them.

Other Matters

SNDA Common Stock carries no preemptive or other subscription rights to purchase shares of SNDA Stock and is not convertible, redeemable or assessable or entitled to the benefits of any sinking fund.

SNDA Common Stock is listed on the New York Stock Exchange and trades under the ticker symbol “SNDA”. SNDA’s transfer agent and registrar is Computershare Trust Company, N.A. The telephone number for Computershare Trust Company, N.A. is (866) 267-2831.

The rights, powers, preferences and privileges of holders of SNDA Common Stock are subject to, and may be adversely affected by, the rights of the holders of any series of SNDA Preferred Stock.

SNDA Preferred Stock

Subject to the provisions of the SNDA Charter and limitations prescribed by applicable law or the rules of any stock exchange or automated quotation system on which SNDA securities may be listed or traded, SNDA may issue SNDA Preferred Stock in one or more series from time to time upon such terms and for such consideration as may be determined by the SNDA Board. Generally, the issuance of SNDA Preferred Stock, up to the aggregate amounts authorized by the SNDA Charter and any limitations prescribed by law or the rules of any stock exchange or automated quotation system on which SNDA’s securities may be listed or traded, does not require approval of SNDA’s stockholders. The SNDA Board has the authority to determine the number of shares of, and the rights, preferences and limitations of, each series of SNDA Preferred Stock, including, without limitation, the dividend rights, voting powers, preemptive rights, conversion or exchange rights, redemption rights, and liquidation preferences of any series of SNDA Preferred Stock.

SNDA Series A Preferred Stock

The rights, preferences, privileges and restrictions of shares of the SNDA Series A Preferred Stock have been fixed in a Certificate of Designation, Rights and Privileges of SNDA Series A Convertible Preferred Stock (the “SNDA Series A Certificate of Designation”), and the material provisions thereof are described below. As of September 30, 2025, there were approximately 41,250 shares of SNDA Series A Preferred Stock outstanding.

The Initial Conversant Investors, on their behalf and on behalf of certain other entities affiliated with Conversant holding SNDA Stock, provided their consent to the Merger Agreement and the transactions contemplated thereby and certain other ancillary documents, to the extent required pursuant thereto.

Ranking

With respect to payment of dividends and distribution of assets upon any liquidation, dissolution or winding up of SNDA, the SNDA Series A Preferred Stock ranks (a) senior to SNDA Common Stock and all other classes and series of capital stock of SNDA that do not expressly rank on a parity basis with or senior to the SNDA Series A Preferred Stock (“SNDA Junior Stock”), (b) on a parity basis with each other class or series of capital stock of SNDA the terms of which expressly provide that such class or series ranks on a parity basis with the SNDA Series A Preferred Stock as to dividends or rights on the distribution of assets on any voluntary or involuntary liquidation, dissolution or winding up of the affairs of SNDA (“SNDA Parity Stock”), and (c) junior to each other class or series of capital stock of SNDA authorized, classified or reclassified, the terms of which expressly provide that such class or series ranks senior to the SNDA Series A Preferred Stock as to dividends or rights on the distribution of assets on any voluntary or involuntary liquidation, dissolution or winding up of the affairs of SNDA (“SNDA Senior Stock”) and to all existing and future indebtedness and other non-equity claims on SNDA.

Dividend Rights

Shares of the SNDA Series A Preferred Stock are entitled to participate on an as-converted basis in SNDA Common Stock dividends (“SNDA Participating Dividends”). In addition, each holder of SNDA Series A Preferred Stock is entitled to receive, when, as and if authorized and declared by the SNDA Board, dividends accruing daily on the basis of twelve 30-day months and a 360-day year, at a per annum rate of 11.00% of the SNDA Liquidation Preference (as defined below) per share of SNDA Series A Preferred Stock, which will be either paid in cash or paid in kind as an increase to the SNDA Liquidation Preference of the SNDA Series A Preferred Stock (“SNDA Preferred Dividends”). The SNDA Preferred Dividends are cumulative, whether or not declared, compound quarterly and are paid quarterly in arrears on the last day of March, June, September and December in each year, commencing on the first such date following the date of issuance. As of the date of this joint proxy statement/prospectus, payment of such dividends are current through September 2025. So long as any shares of SNDA Series A Preferred Stock remain outstanding, unless full dividends on all outstanding shares of SNDA Series A Preferred Stock have been declared and paid in cash, SNDA will be prohibited from declaring any dividends on, or making any distributions relating to, SNDA Junior Stock or SNDA Parity Stock, subject to certain exceptions.

Liquidation Rights

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of SNDA, the holders of SNDA Series A Preferred Stock will be entitled, out of assets legally available therefor, before any distribution or payment out of the assets of SNDA may be made to or set aside for the holders of any SNDA Junior Stock and subject to the rights of the holders of any SNDA Senior Stock or SNDA Parity Stock and the rights of SNDA’s existing and future creditors, to receive in full a liquidating distribution in cash and in the amount per share of SNDA Series A Preferred Stock equal to the greater of (a) the SNDA Liquidation Preference and (b) the amount such holders would have received had such holders, immediately prior to such voluntary or involuntary liquidation, dissolution or winding up of the affairs of SNDA, converted such shares of SNDA Series A Preferred Stock into shares of SNDA Common Stock. The “SNDA Liquidation Preference” with respect to any share of SNDA Series A Preferred Stock is $1,000 per share, plus the sum of any SNDA Preferred Dividends paid in the form of an increase in the SNDA Liquidation Preference of such share, plus the sum of all accrued and unpaid SNDA Preferred Dividends and SNDA Participating Dividends.

Voting Rights

Holders of SNDA Series A Preferred Stock are entitled to vote with the holders of SNDA Common Stock on all matters submitted to a vote of stockholders of SNDA, except as otherwise provided in the SNDA Series A Certificate of Designation or as required by applicable law, voting together with the holders of SNDA Common Stock as a single class. Each holder is entitled to a number of votes in respect of the shares of SNDA Series A Preferred Stock owned of record by it equal to the number of shares of SNDA Common Stock into which such shares of SNDA Series A Preferred Stock could be converted as of the record date for the determination of stockholders entitled to vote on such matters or, if no such record date is established, as of the date such vote is taken or any written consent of stockholders is solicited.

For so long as any shares of the SNDA Series A Preferred Stock are outstanding, the prior affirmative vote of at least a majority of the then-issued and outstanding shares of SNDA Series A Preferred Stock, voting as a separate class, will be required to (a) amend, repeal or otherwise modify the SNDA Charter or SNDA Bylaws in a manner that would adversely affect the powers, preferences, rights or privileges of the SNDA Series A Preferred Stock, (b) amend, repeal or otherwise modify the SNDA Series A Certificate of Designation in any manner, (c) authorize, create, classify, issue or increase the number of authorized shares of SNDA Parity Stock or SNDA Senior Stock and (d) solely for so long as Conversant Fund A has the consent rights set forth in the 2021 Investor Rights Agreement, incur indebtedness if the aggregate amount of indebtedness of SNDA and its subsidiaries immediately after such incurrence is in excess of 105% of the aggregate amount of indebtedness of SNDA and its subsidiaries in the prior calendar year as of December 31.

Repurchase Rights

If a “change of control” (as defined in the SNDA Series A Certificate of Designation) occurs, then each holder of SNDA Series A Preferred Stock will have the right to require SNDA to repurchase in whole or in part such holder’s SNDA Series A Preferred Stock for a cash purchase price equal to the Change of Control Price (as defined below). Further, if a change of control occurs in which the change of control price in respect of a share of

SNDA Series A Preferred Stock exceeds an amount equal to 150% of the SNDA Liquidation Preference in respect of such share of SNDA Series A Preferred Stock, SNDA will have the right, at its sole option, to redeem all, but not less than all, of the outstanding shares of SNDA Series A Preferred Stock at an amount in cash equal to the greater of (a) 100% of the SNDA Liquidation Preference for such share and (b) the fair market value of the property such holder would have received in respect of the number of shares of SNDA Common Stock that would have been issuable upon conversion of such share of SNDA Series A Preferred Stock in connection with the change of control (the “Change of Control Price”).

Redemption Rights

The SNDA Series A Preferred Stock is redeemable, in whole or in part, at the option of SNDA at any time (a) on or after May 3, 2025 and before November 3, 2028, at a cash redemption price per share of SNDA Series A Preferred Stock equal to the greater of (i) 100% of the SNDA Liquidation Preference as of the date fixed for redemption thereof and (ii) an amount equal to (1) the number of shares of SNDA Common Stock issuable upon conversion of such share of SNDA Series A Preferred Stock as of the redemption date multiplied by (2) the VWAP (as defined in the SNDA Series A Certificate of Designation) of SNDA Common Stock for the 30 trading days immediately preceding (and not including) the date on which notice of such redemption is given and (b) on or after November 3, 2028, at a redemption price per share equal to 100% of the SNDA Liquidation Preference as of the redemption date. In case of any redemption of only part of the shares of the SNDA Series A Preferred Stock at the time outstanding, the shares to be redeemed will be selected pro rata among holders. SNDA is only permitted to redeem the SNDA Series A Preferred Stock in part if (a) the aggregate cash redemption price is at least $5 million and (b) immediately following such partial redemption, (i) the Initial Conversant Investors and their affiliates beneficially own at least 17% of the outstanding shares of SNDA Common Stock on an as-converted basis, or (ii) no shares of SNDA Series A Preferred Stock will remain outstanding.

Conversion Rights

Each holder of SNDA Series A Preferred Stock has the right to convert each share of such holder’s SNDA Series A Preferred Stock at any time into (a) the number of shares of SNDA Common Stock equal to the quotient of (i) the SNDA Liquidation Preference divided by (ii) the SNDA Conversion Price (as defined below) as of the applicable conversion date and (b) cash in lieu of fractional shares. SNDA has the right, exercisable at its option, to designate any business day on or after November 3, 2024 as a conversion date for the conversion of all, but not less than all, of the outstanding shares of SNDA Series A Preferred Stock, but only if the VWAP (as defined in the SNDA Series A Certificate of Designation) per share of SNDA Common Stock exceeds 150% of the SNDA Conversion Price for the 30 consecutive trading days immediately preceding the date SNDA gives notice of such election to convert shares of SNDA Series A Preferred Stock (a “Mandatory Conversion”). In the case of a Mandatory Conversion, each share of SNDA Series A Preferred Stock then outstanding that is to be converted pursuant to such Mandatory Conversion will be converted into (a) the number of shares of SNDA Common Stock equal to the quotient of (i) the SNDA Liquidation Preference divided by (ii) the SNDA Conversion Price as of the applicable conversion date and (b) cash in lieu of fractional shares. The “SNDA Conversion Price” is initially $40.00 per share of SNDA Common Stock; provided, that the SNDA Conversion Price is subject to customary anti-dilution adjustments as provided in the SNDA Series A Certificate of Designation. If any such event occurs, the number of shares of SNDA Common Stock issuable upon conversion may be higher than the initial number of shares designated under the SNDA Series A Certificate of Designation.

Warrants

In connection with certain financing transactions completed in November 2021, SNDA issued to the Initial Conversant Investors an aggregate of 1,031,250 warrants, each evidencing the right to purchase one share of SNDA Common Stock at a price per share of $40.00, subject to certain adjustments. The warrants may be exercised until 5:00 p.m. New York City time on November 3, 2026.

Anti-Takeover Provisions of the SNDA Charter and SNDA Bylaws and Delaware General Corporation Law

The SNDA Charter, the SNDA Bylaws and the DGCL contain provisions that could have the effect of delaying, deferring or discouraging another party from acquiring control of SNDA. These provisions, which are summarized below, are designed to, among other things, discourage coercive takeover practices and inadequate takeover bids and encourage persons seeking to acquire control of SNDA to first negotiate with the SNDA Board in hopes of improving the terms of any such takeover bids.

Authorized but Unissued Capital Stock

As of the date of this joint proxy statement/prospectus, SNDA has 30,000,000 authorized shares of SNDA Common Stock and 15,000,000 authorized shares of SNDA Preferred Stock. Due to SNDA’s authorized but unissued SNDA Common Stock and SNDA Preferred Stock, the SNDA Board may be able to discourage or make any attempt to obtain control of SNDA more difficult.

Stockholder Action by Written Consent; Special Meeting of Stockholders

The SNDA Charter and the SNDA Bylaws provide that any action required or permitted to be taken by SNDA stockholders must be taken at an annual or special meeting of stockholders, and may not be taken by the written consent of its stockholders, unless such consent is unanimous. In addition, the SNDA Charter and the SNDA Bylaws provide that special meetings of stockholders may, subject to the rights of holders of any series of preferred stock and unless otherwise prescribed by statute, be called only by the SNDA Board, the chairperson of the SNDA Board or stockholders possessing at least 25% of the voting power of SNDA’s issued and outstanding voting stock.

Amendment of SNDA Bylaws

The SNDA Charter and the SNDA Bylaws grant the SNDA Board the power to adopt, amend and repeal the SNDA Bylaws upon the affirmative vote of at least a majority of the whole SNDA Board. The SNDA stockholders may also adopt, amend or repeal the SNDA Bylaws by the affirmative vote of the holders of at least two-thirds of the voting power of SNDA’s issued and outstanding voting stock.

Classified Board; Election and Removal of Directors

The SNDA directors are divided into three (3) classes serving staggered three-year terms, with only one (1) class being elected each year by the SNDA stockholders. At each annual meeting of stockholders, directors are elected to succeed the class of directors whose terms have expired. Directors may be removed only for cause and by the affirmative vote of a majority of the SNDA shares of capital stock then entitled to vote at an election of directors.

A vacancy on the SNDA Board may be filled by the affirmative vote of a majority of the directors in office. Any director appointed to fill a vacancy serves for the remainder of the term of the class of directors in which the vacancy occurred. The number of directors on the SNDA Board generally will be fixed exclusively by, and may be increased or decreased exclusively by, the SNDA Board but in no event will be less than three (3) nor more than fifteen (15).

Advance Notice Procedures for Director Nominations and Stockholder Proposals

The SNDA Charter and the SNDA Bylaws provide the manner in which stockholders may give notice of business to be brought before an annual meeting of stockholders, including proposed nominations of persons for election to the SNDA Board.

Delaware Anti-Takeover Law

SNDA is a Delaware corporation subject to Section 203 of the DGCL, which regulates corporate acquisitions. Section 203 prevents an “interested stockholder,” which is defined generally as a person who, together with such person’s affiliates and associates, owns 15% or more of a corporation’s outstanding voting stock, from engaging in a broad range of “business combinations” with the corporation for three (3) years after becoming an interested stockholder unless:

•	the board of directors of the corporation had previously approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•

upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, that person owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding shares owned by persons who are directors and also officers and shares owned in employee stock plans in which participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	the business combination is approved by the board of directors of the corporation and holders of at least two-thirds of the outstanding voting stock, which is not owned by the interested stockholder.

The above description of Section 203 of the DGCL is intended as a summary only and is qualified in its entirety by reference to Section 203 of the DGCL.

COMPARISON OF STOCKHOLDERS’ RIGHTS

SNDA is organized under the laws of the State of Delaware, and CHP is organized under the laws of the State of Maryland. If the Transactions are consummated, CHP stockholders will become SNDA stockholders. The rights of CHP stockholders are currently governed by and subject to the provisions of the MGCL, the CHP Charter and the CHP Bylaws. Upon consummation of the Transactions, the rights of the former holders of CHP Common Stock who receive SNDA Common Stock in connection with the Transactions will be governed by the DGCL, the SNDA Charter and the SNDA Bylaws, rather than the MGCL, the CHP Charter and the CHP Bylaws.

The following is a summary comparison of material differences between the current rights of stockholders of CHP under the MGCL, the CHP Charter and the CHP Bylaws, on the one hand, and the rights of stockholders of SNDA under the DGCL, the SNDA Charter, the SNDA Bylaws and other relevant documents, on the other hand. The summary set forth below is not intended to be an exhaustive discussion of the foregoing and may not contain all the information that is important to you. The following summary is qualified in its entirety by reference to the relevant provisions of (i) the MGCL, (ii) the DGCL, (iii) the CHP Charter, (iv) the SNDA Charter, including the SNDA Series A Certificate of Designation, (v) the CHP Bylaws, (vi) the SNDA Bylaws and (vii) the A&R Investor Rights Agreement, assuming that the A&R Investor Rights Agreement in substantially the form attached to the Investment Agreement becomes effective.

Furthermore, the identification of some of the differences in the rights of such holders as material is not intended to indicate that other differences that may be equally important do not exist. You are urged to read carefully the relevant provisions of the MGCL and the DGCL, as well as the CHP Charter, the SNDA Charter, including the SNDA Series A Certificate of Designation, the CHP Bylaws, the SNDA Bylaws and the A&R Investor Rights Agreement, copies of which are available, without charge, to any person or entity, including any beneficial owner to whom this joint proxy statement/prospectus is delivered, by following the instructions under “Where You Can Find More Information” beginning on page 261.

	CHP	SNDA
Authorized Capital Stock

CHP is authorized to issue (i) 1,120,000,000 shares of common stock, par value $0.01 per share; (ii) 300,000,000 excess shares, par value $0.01 per share; and (iii) 200,000,000 shares of preferred stock, par value $0.01 per share.

The CHP Board, with the approval of a majority of the entire CHP Board and without action by the CHP stockholders, may amend the CHP Charter from time to time to increase or decrease the aggregate number of shares of stock or the number of shares of stock of any class or series that CHP has authority to issue.

In addition, the CHP Board may classify or reclassify any unissued shares of common stock or any unissued shares of a particular

As of the date of this joint proxy statement/prospectus, the SNDA Charter authorizes the issuance of:

(i) 30,000,000 shares of common stock, par value $0.01 per share; and

(ii)  15,000,000 shares of preferred stock, par value $0.01 per share.

Pursuant to the SNDA Charter, the SNDA Board is authorized to establish and designate series of the Preferred Stock and to fix the voting powers, designations, preferences, rights and qualifications, limitations or restrictions of the shares of each series and the variations of the relative rights and preferences, and to increase or decrease the number of shares constituting each

	CHP	SNDA
series of preferred stock from time to time into one or more classes or series of stock by setting or changing the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications or terms and conditions of redemption of such shares.

series. The only series of Preferred Stock that has been designated by the SNDA Board is Series A Convertible Preferred Stock, par value $0.01 per share (“SNDA Series A Preferred Stock”).

Pursuant to the Authorized Share Increase Proposal, SNDA is proposing to further amend the SNDA Charter to increase the number of shares of SNDA Common Stock that SNDA is authorized to issue from 30,000,000 to 100,000,000 shares.

Outstanding Shares	As of December 30, 2025, CHP had 175,274,045 shares of common stock issued and outstanding and no excess shares or shares of preferred stock outstanding.	As of December 30, 2025, 18,769,604 shares of SNDA Common Stock were issued and outstanding, and 41,250 shares of SNDA Preferred Stock were issued and outstanding, all of which are classified as Series A Convertible Preferred Stock. SNDA Common Stock is traded on the NYSE under the ticker symbol “SNDA”.

Voting Rights

Each outstanding share of CHP Common Stock entitles its holder to one (1) vote on all matters submitted to a vote of CHP stockholders, including the election of directors. There are no cumulative voting rights. Generally, the affirmative vote of a majority of the votes cast at a meeting of CHP stockholders duly called and at which a quorum is present shall be sufficient to approve any matter which may properly come before the meeting. A nominee for director is elected if such nominee receives the affirmative vote of a majority of the total votes cast for and against or affirmatively withheld as to such nominee.

With respect to shares of stock of CHP owned by CHC, the CHP directors or any of their affiliates, neither CHC, nor the CHP directors, nor any of their affiliates

SNDA Common Stock: Each outstanding share of SNDA Common Stock entitles the holder to one (1) vote on all matters submitted to a vote of holders of SNDA Stock. If a quorum is present at a meeting or represented by proxy, the vote of the holders of a majority of the outstanding shares entitled to vote, present in person or represented by proxy, shall decide any question brought before such meeting, unless the question is one on which the SNDA Charter, the SNDA Bylaws or applicable law requires a different vote. There are no cumulative voting rights.

SNDA Preferred Stock: The holders of SNDA Series A Preferred Stock are entitled to vote with the holders of SNDA Common Stock on all matters submitted to a vote of SNDA stockholders, voting together with

	CHP	SNDA
	may vote or consent on matters submitted to the CHP stockholders regarding the removal of CHC, the CHP directors or any of their affiliates or any transaction between CHP and any of them. In determining the requisite percentage in interest of shares of stock of CHP necessary to approve a matter on which CHC, the CHP Directors and any of their affiliates may not vote or consent, any shares of stock owned by any of them will not be included.	the holders of SNDA Common Stock as a single class. Each outstanding share of SNDA Series A Preferred Stock entitles the holder to a number of votes in respect of the shares of SNDA Series A Preferred Stock equal to the number of shares of SNDA Common Stock to which such shares of SNDA Series A Preferred Stock could be converted as of a properly established record date (or, if no such record date is established, the date such vote is taken or any written consent of SNDA stockholders is solicited). Additionally, for so long as any shares of SNDA Series A Preferred Stock are outstanding, SNDA may not take certain actions without the prior affirmative vote or written consent of the holders of at least a majority of the then-issued and outstanding shares of SNDA Series A Preferred Stock, voting as a separate class, including amending, altering, repealing or otherwise modifying any provision of the SNDA Charter, the SNDA Bylaws or the SNDA Series A Certificate of Designation in a manner that would adversely affect the powers, preferences, rights or privileges of SNDA Series A Preferred Stock or that would authorize, create, classify, reclassify or issue any series of SNDA Preferred Stock on parity with or senior to SNDA Series A Preferred Stock.

Duties of Directors	Pursuant to the MGCL, Maryland has a codified statutory standard of conduct that requires a director of CHP to act (i) in good faith, (ii) in a manner reasonably believed to be in the best interests of CHP and (iii) with the care of an ordinarily prudent person in a	A director of a Delaware corporation owes fiduciary duties of good faith, due care and loyalty to the company and its stockholders. As a presumption, in the absence of fraud, bad faith, self-dealing, conflicts of interest, illegality or gross negligence, the

	CHP	SNDA

like position under similar circumstances. A CHP director who acts in such a manner generally will not be liable to CHP or its stockholders for monetary damages by reason of being a director. The MGCL provides that an act of a director of CHP will be presumed to be in accordance with the foregoing standard. The MGCL further provides that an act of a director of CHP relating to or affecting an acquisition or potential acquisition of control of CHP or any other transaction or potential transaction involving CHP may not be subject to a higher duty or greater scrutiny than is applied to any other act of a director.

The MGCL provides that the charter of a Maryland corporation may include a provision allowing the board of directors, in considering a potential acquisition of control of the corporation, to consider the effect of the potential acquisition of control on stockholders, employees, suppliers, customers and creditors of the corporation and communities in which offices or other establishments of the corporation are located. The CHP Charter does not include such a provision. However, the MGCL also states that the inclusion or absence of such a provision does not create an inference as to what factors may be considered by a corporation’s board of directors.

business judgment rule provides that the acts of independent and disinterested directors are presumed to have been taken on an informed basis, in good faith and with appropriate care.

Liability of Stockholders	Under Maryland law, CHP stockholders are generally not personally liable for CHP’s debts or obligations.	Under Delaware law, SNDA stockholders are generally not personally liable for SNDA’s debts or obligations.

Distributions	The MGCL provides that a corporation may not pay dividends or make other distributions if, after giving effect to the dividend	Subject to applicable law, the SNDA Board may declare dividends to the holders of SNDA Stock in its discretion at any time

CHP	SNDA

or other distribution, it would be unable to pay its debts as they come due in the usual course of business or, except as provided in the next sentence, if its total assets would be less than the sum of its total liabilities plus, unless the corporation’s charter permits otherwise, the amount necessary to satisfy the preferential rights upon dissolution of any stockholders whose preferential rights on dissolution are superior to those receiving the dividend or other distribution. The MGCL provides that a corporation may pay dividends or make other distributions from: (i) the net earnings for the fiscal year in which the distribution is made; (ii) the net earnings from the preceding fiscal year; or (iii) the sum of the net earnings for the preceding eight quarters.

The CHP Charter provides that the CHP Board may from time to time authorize CHP to declare and pay to CHP stockholders such dividends or other distributions, in cash or other property as the CHP Board in its discretion shall determine. The CHP Board must endeavor to authorize CHP to declare and pay such dividends and other distributions as shall be necessary for CHP to qualify as a REIT under the Code; however, CHP stockholders have no right to any dividend or other distribution unless and until authorized by the CHP Board and declared by CHP.

However, under the CHP Charter, distributions in kind are not permitted, except for distributions of readily marketable securities; distributions of beneficial interests in a liquidating trust established for the dissolution of CHP and the liquidation of its assets in accordance with the terms of the and from time to time out of any funds of SNDA legally available therefor, which dividends may be paid in cash, property or shares of stock of SNDA. Dividends paid to holders of SNDA Common Stock are subject to the rights and preferences, if any, applicable to shares of any series of SNDA Preferred Stock. When designating a new series of SNDA Preferred Stock, the SNDA Board may determine, among other things, the rate or rates and the times at which dividends on the shares of such series are to be paid, the periods in respect of which dividends are payable, the conditions upon such dividends, the relationship and preferences of such dividends to dividends payable on any other series of shares and whether such dividends are cumulative.

Shares of SNDA Series A Preferred Stock are entitled to participate equally and ratably with the holders of shares of SNDA Common Stock in SNDA Participating Dividends. In addition, each holder of SNDA Series A Preferred Stock is entitled to receive, when, as and if authorized and declared by the SNDA Board, SNDA Preferred Dividends. The SNDA Preferred Dividends are cumulative, whether or not declared, compound quarterly and are paid quarterly in arrears on the last day of March, June, September and December in each year, commencing on the first such date following the date of issuance. So long as any shares of SNDA Series A Preferred Stock remain outstanding, unless full dividends on all outstanding shares of SNDA Series A Preferred Stock have been declared and paid in cash,

	CHP	SNDA
CHP Charter; or distributions of in-kind property as long as the CHP Board: (i) advises each CHP stockholder of the risks associated with direct ownership of the property; (ii) offers each CHP stockholder the election of receiving in-kind property distributions; and (iii) distributes in-kind property only to those stockholders of CHP who accept the CHP Board’s offer.

SNDA may not declare any dividends on, or make any distributions relating to, SNDA Junior Stock or SNDA Parity Stock, subject to certain exceptions.

However, under the DGCL, a company may not pay a dividend to the extent that, at the time of the dividend, after giving effect to the dividend, all liabilities of the company (with the exception of certain liabilities) exceed the fair value of the assets of the company. To the extent a distribution to a stockholder is made that violates the foregoing, the stockholder may be obligated to repay any funds wrongfully distributed to such stockholder.

Number and Classification of Board of Directors

The CHP Charter provides that the number of directors of CHP will be five, which number may be increased or decreased from time to time by resolution of the CHP directors then in office, subject to any express rights of any holders of any series of CHP preferred stock to elect additional directors under specified circumstances. However, pursuant to the CHP Charter and the CHP Bylaws, the total number of directors may not be fewer than three nor more than eleven.

The CHP Charter and the CHP Bylaws do not provide for classification of the CHP Board. No reduction in the number of directors will cause the removal of any director from office prior to the expiration of his or her term.

The CHP Board currently consists of five members.

The number of directors on the SNDA Board generally will be fixed exclusively by, and may be increased or decreased exclusively by, action of at least two-thirds of the members of the SNDA Board but in no event will be less than three (3) nor more than fifteen (15). However, pursuant to the Investor Rights Agreement, so long as Conversant Fund A has the right to designate any member of the SNDA Board, the consent of Conversant Fund A is required to (i) increase the size of the SNDA Board in excess of nine (9) members or (ii) decrease the size of the SNDA Board if such decrease would require the resignation of any individual nominated by Conversant Fund A from the SNDA Board. As of the date hereof, the SNDA Board consists of nine (9) members.

The SNDA directors are divided into three (3) classes serving staggered three-year terms, with only one (1) class being elected each year by the SNDA stockholders. At each annual

CHP	SNDA

meeting of stockholders, directors are elected to succeed the class of directors whose terms have expired. Pursuant to the SNDA Bylaws, a nominee for director in an uncontested election of directors shall be elected to the SNDA Board if the number of shares voted “FOR” the election of such director nominee exceeds the number of shares voted “WITHHOLD AUTHORITY” for or “AGAINST” such director nominee (with abstentions and “broker non-votes” not counted as votes cast “FOR” or “WITHHOLD AUTHORITY” for or “AGAINST” such director nominee’s election).

Pursuant to the A&R Investor Rights Agreement, so long as the Conversant Investors, together with their respective affiliates, collectively beneficially own certain threshold percentages of the outstanding shares of SNDA Stock, Conversant Fund A will be entitled to designate between one and three designees for inclusion in SNDA’s slate of individuals nominated for election to the SNDA Board. Additionally, so long as Silk, together with its affiliates, collectively beneficially owns certain threshold percentages of outstanding shares of SNDA Stock, Silk will be entitled to designate one designee for inclusion in SNDA’s slate of individuals nominated for election to the SNDA Board. Finally, so long as Conversant Fund A or Silk has such designation rights, members of the SNDA Board other than the designees chosen by such Investors have the exclusive right to designate persons on behalf of the SNDA Board for election at annual stockholder meetings or to fill vacancies in other director positions.

	CHP	SNDA
Qualifications of Directors	The CHP Charter and the CHP Bylaws provide that a majority of the CHP Board must be independent directors except for a period of 90 days after the death, removal or resignation of an independent director. To qualify as an “independent director,” an individual must not be and within the last two years must not have been directly or indirectly associated with the Sponsor or CHC by virtue of (i) ownership of an interest in the Sponsor, CHC or any of their affiliates, (ii) employment by the Sponsor, CHC or any of their affiliates, (iii) service as an officer or director of the Sponsor, CHC or any of their affiliates, (iv) performance of services, other than as a director, for CHP, (v) service as a director or trustee of more than three real estate investment trusts sponsored by the Sponsor or advised by CHC, or (vi) maintenance of a material business or professional relationship with the Sponsor, CHC or any of their affiliates. A business or professional relationship is considered material if the gross revenue derived by the director from the Sponsor, CHC and their affiliates exceeds five percent of either the director’s annual gross revenue during either of the last two years or the director’s net worth on a fair market value basis. An indirect relationship includes circumstances in which a director’s spouse, parents, children, siblings, mothers- or fathers-in-law, sons- or daughters-in-law, or brothers- or sisters-in-law is or has been associated with the Sponsor, CHC, any of their affiliates or CHP.	The SNDA Bylaws do not contain specific qualifications for directors on the SNDA Board. The SNDA Bylaws provide that no director must be a stockholder of SNDA, a resident of the State of Delaware or a citizen of the United States.

	CHP	SNDA
A director must have at least three years of relevant experience demonstrating the knowledge and experience required to successfully acquire and manage the type of assets being acquired by CHP. At least one of the independent directors must have three years of relevant real estate experience. A director must also be an individual at least 21 years of age who is not under legal disability.

Removal of Directors	The CHP Charter provides that a director may be removed from office with or without cause only at a meeting of CHP stockholders called for that purpose, by the affirmative vote of the holders of not less than a majority of the shares of stock of CHP then outstanding and entitled to vote, without the necessity for concurrence by the CHP Board, subject to the rights of any CHP preferred stock to vote for such directors. The notice of such meeting shall indicate that the purpose, or one of the purposes, of such meeting is to determine if a director should be removed.	Subject to the A&R Investor Rights Agreement, the SNDA Charter provides that directors may be removed only for “cause” and only by the affirmative vote of a majority of the shares of SNDA Stock then entitled to vote at an election of directors. For purposes of removal of directors, “cause,” as defined in the SNDA Bylaws, means gross neglect or willful misconduct in performance of an individual’s duties as a director. Pursuant to the A&R Investor Rights Agreement, for a period of eighteen (18) months from the date of such agreement, no Investor may take, and each Investor must cause its affiliates not to take, any action to remove any director, other than a director designated by such Investor, from the SNDA Board.

Vacancies on the Board of Directors	The CHP Charter and the CHP Bylaws provide that any vacancy on the CHP Board created by an increase in the number of directors will be filled, at any regular meeting or at any special meeting of the CHP Board called for that purpose, by a majority of the entire CHP Board. Any other vacancy will be filled, at any regular meeting or at any special meeting of the CHP Board called for that purpose, by a majority of the remaining directors, whether	Subject to the A&R Investor Rights Agreement, pursuant to the SNDA Charter and the SNDA Bylaws, a vacancy on the SNDA Board may be filled only by the affirmative vote of a majority of the directors in office, though less than a quorum of the SNDA Board. Any director appointed to fill a vacancy on the SNDA Board shall be elected to serve for the unexpired term his or her predecessor. Pursuant to the A&R Investor Rights Agreement, so

	CHP	SNDA
or not sufficient to constitute a quorum. Pursuant to the MGCL, the CHP stockholders may also elect a successor to fill a vacancy on the CHP Board resulting from the removal of a director. A director elected by the CHP Board to fill a vacancy will serve until the next annual meeting of CHP stockholders and until his or her successor is elected and qualifies. A director elected by the CHP stockholders to fill a vacancy resulting from the removal of a director will serve for the balance of the term of the removed director. Independent directors must nominate replacements for vacancies in the independent director positions.

long as Conversant Fund A or Silk has SNDA Board designation rights, in the event that a vacancy is created at any time by the death, disability, retirement, resignation or removal of a director designated by either such Investor, such Investor may designate another individual to be elected to fill such vacancy.

Pursuant to the SNDA Charter, newly created directorships resulting from an increase in the authorized number of directors may be filled only by a majority vote of the directors then in office, though less than a quorum, and directors so chosen will hold office for a term expiring at the annual meeting of stockholders at which the term of office of the class to which they have been elected expires.

Annual Meetings of Stockholders	An annual meeting of the CHP stockholders for the election of directors and the transaction of any business within the powers of CHP will be held upon reasonable notice and not less than 30 days after delivery of the annual report.	The SNDA Charter and the SNDA Bylaws provide that the SNDA Board has the power to set the date, time and place of each annual meeting of SNDA stockholders for the election of directors and other business.

Special Meetings of Stockholders	Subject to the rights of the holders of any class or series of CHP preferred stock, special meetings of CHP stockholders may be called by (i) the chief executive officer or the president of CHP or the chairman of the CHP Board, (ii) a majority of the CHP Board or (iii) a majority of CHP’s independent directors. Special meetings of CHP stockholders must be called by the secretary of CHP upon the written request of holders of CHP Common Stock representing at least ten percent of all votes entitled to be cast on any issue proposed to be considered at any such special meeting.	Under the SNDA Charter, unless otherwise prescribed by statute and subject to any rights of holders of SNDA Preferred Stock, a special meeting of SNDA stockholders may be called by the chairperson of the SNDA Board, a majority of the SNDA Board or at the request of SNDA stockholders holding at least 25% of the voting power of all issued and outstanding voting stock entitled to vote thereon. Only business within the purposes described in the notice of special meeting delivered in connection with any such special meeting may be conducted at such special meeting.

	CHP	SNDA
Notice of and Record Date for Meetings of Stockholders

Pursuant to the CHP Bylaws, not less than 15 nor more than 60 days before each meeting of CHP stockholders, the secretary of CHP must give to each stockholder of CHP entitled to vote at such meeting or entitled to notice thereof, written or printed notice stating the time and place of the meeting and, in the case of a special meeting or as otherwise may be required by the MGCL or the CHP Bylaws, the purpose for which the meeting is called, either by mail to the address of such stockholder as it appears on the records of CHP, by presenting it to such stockholder personally, by leaving it at such stockholder’s residence or usual place of business or by any other means permitted by Maryland law.

The MGCL and the CHP Bylaws provide that the CHP Board may fix a record date not more than 90 days and not less than ten days before the date of any such meeting.

The SNDA Bylaws require that written or printed notice of the place, day and hour of any meeting of SNDA stockholders, and in the case of a special meeting, the purposes for which the meeting is called, be delivered not less than ten (10) nor more than sixty (60) days before the date of such meeting.

Pursuant to the SNDA Bylaws, whenever notice is required by law, the SNDA Charter or the SNDA Bylaws to be given to SNDA stockholders of any meeting of the SNDA stockholders and no provision is made as to how such notice shall be given, any such notice may be given (a) in person, (b) in writing, by mail, postage prepaid, addressed to such stockholder at their address as it appears on the books of the company or the share transfer records of SNDA, as applicable, or (c) by any other method permitted by law. Any notice required or permitted to be given by mail shall be deemed delivered and given at any time when the same is deposited in the mail.

Pursuant to the SNDA Bylaws, for purposes of determining stockholders entitled to notice of, or to vote at, any meeting of the SNDA stockholders, the SNDA Board may provide that the stock ledger of SNDA shall be closed for a stated period, but not to exceed in any event sixty (60) days. In lieu of closing the stock ledger, the SNDA Board may fix in advance a date as the record date for any such determination of stockholders, such date not to be more than sixty (60) days or less than ten (10) days prior to the date on which the particular action

	CHP	SNDA
requiring such determination of stockholders is to be taken.

Action by Written Consent of Stockholders

The MGCL provides that any action required or permitted to be taken at a meeting of stockholders may be taken without a meeting if a unanimous consent which sets forth the action is provided in writing or by electronic transmission by each stockholder entitled to vote on the matter and filed in paper or electronic form with the records of stockholders’ meetings. The MGCL further provides that, if authorized by the corporation’s charter, the holders of shares of common stock entitled to vote generally in the election of directors may take action or consent to any action by providing a consent in writing or by electronic transmission of the stockholders entitled to cast not less than the minimum number of votes that would be necessary to authorize or take the action at a stockholders meeting at which all stockholders entitled to vote on the action were present and voted if the corporation gives notice of the action not later than ten days after the effective date of the action to each holder of shares of the class or series of common stock and to each stockholder who, if the action had been taken at a meeting, would have been entitled to notice of the meeting.

The CHP Charter does not provide for action by less than unanimous written consent of holders of CHP Common Stock.

The SNDA Charter and the SNDA Bylaws generally permit holders of SNDA Stock to take action by written consent in lieu of a meeting so long as such consent is unanimous.

Additionally, the SNDA Series A Certificate of Designation permits holders of SNDA Series A Preferred Stock to take action or consent to any action without a meeting by delivering a consent in writing or by electronic transmission by the holders of SNDA Series A Preferred Stock entitled to cast not less than the minimum number of votes that would be necessary to authorize, take or consent to such action at a meeting of stockholders.

Quorum of Stockholders	The CHP Bylaws provide that the presence in person or by proxy of stockholders entitled to cast 50% of all the votes entitled to be cast at any meeting of stockholders will constitute a quorum.	A majority of the outstanding shares of SNDA Stock entitled to vote, represented in person or by proxy, constitutes a quorum at any meeting of SNDA stockholders. In the event that a quorum is not

	CHP	SNDA

If, however, a quorum is not present at any meeting of the CHP stockholders, the stockholders entitled to vote at such meeting, present in person or by proxy, will have power to adjourn the meeting from time to time to a date not more than 120 days after the original record date without notice other than announcement at the meeting. At such adjourned meeting at which a quorum is present, any business may be transacted which might have been transacted at the meeting as originally notified.

present at a meeting of SNDA stockholders, a majority of the SNDA stockholders entitled to vote at the meeting, who are present in person or represented by proxy, may adjourn the meeting to a later date and time in each case, subject to applicable law.

Advance Notice of Nominations and Stockholder Proposals

The CHP Bylaws provide that for any nomination or other business to be properly brought before an annual meeting by a stockholder, the stockholder must have given timely notice thereof in writing to the secretary of CHP.

The CHP Bylaws provide that, to be timely, a stockholder’s notice must be delivered to the secretary of CHP at the principal executive offices of CHP not less than 120 days nor more than 150 days prior to the first anniversary of the preceding year’s annual meeting; provided, however, that in the event that the date of the annual meeting is advanced by more than 30 days or delayed by more than 60 days from the first anniversary of the date of the preceding year’s annual meeting, notice by the stockholder to be timely must be so delivered not earlier than the 120th day prior to the date of such annual meeting and not later than the close of business on the 90th day prior to the date of such annual meeting.

Pursuant to the CHP Bylaws, the stockholder’s notice must set forth: (i) as to each person whom the stockholder proposes to

The SNDA Charter and the SNDA Bylaws each provide that any SNDA stockholder of record entitled to vote for the election of directors at a meeting of SNDA stockholders who complies with the notice procedures set forth in the SNDA Charter and the SNDA Bylaws may nominate persons for election to the SNDA Board.

The SNDA Charter and the SNDA Bylaws each provide that, for business to be properly brought before an annual meeting by a stockholder, including director nominations, the stockholder must have given written notice thereof, delivered to or mailed and received at the principal executive offices of SNDA, not less than 60 days nor more than 90 days prior to the scheduled date of the annual meeting; provided, however, that if less than 70 days’ notice or prior public disclosure of the date of the annual meeting is given or made to stockholders, to be timely, notice by the stockholder must be so delivered or mailed and received not later than the close of business on the 10th day following the earlier of (i) the day on which such notice of the date of the meeting was mailed

CHP	SNDA
nominate for election or re-election as a director, all information relating to such person that is required to be disclosed in solicitations of proxies for election of directors, or is otherwise required, in each case pursuant to Regulation 14A (or any successor regulation) under the Exchange Act (including such person’s written consent to being named in the proxy statement as a nominee and to serving as a director if elected); (ii) as to any other business that the stockholder proposes to bring before the meeting, a brief description of the business desired to be brought before the meeting, the reasons for conducting such business at the meeting and any material interest in such business of such stockholder or any Stockholder Associated Person (as defined below) and of the beneficial owner, if any, on whose behalf the proposal is made; and (iii) as to the stockholder giving the notice, any Stockholder Associated Person and the beneficial owner, if any, on whose behalf the nomination or proposal is made, the name and address of such stockholder, as they appear on CHP’s books, of any Stockholder Associated Person and of such beneficial owner and the class and number of shares of stock of CHP which are owned beneficially and of record by such stockholder, Stockholder Associated Person and such beneficial owner. “Stockholder Associated Person” of any stockholder shall mean (x) any person controlling, directly or indirectly, or acting in concert with, such stockholder, (y) any beneficial owner of shares of stock of CHP owned of record or beneficially by such stockholder and (z) any person controlling, or (ii) the day on which such public disclosure was made.

Under the SNDA Charter and the SNDA Bylaws, with respect to a notice of a matter that a stockholder proposes to bring before an annual meeting of SNDA stockholders, the notice must include (a) a description, in 500 words or less, of the business desired to be brought before the annual meeting and the reasons for conducting such business at the annual meeting, (b) the name and address of the stockholder proposing such business and any other stockholder known by such stockholder to be supporting such proposal, (c) the class and number of shares of SNDA Stock that are beneficially owned by such stockholder and each other stockholder known by such stockholder to be supporting such proposal on the date of such stockholder’s notice, (d) a description, in 500 words or less, of any interest of the stockholder in such proposal and (e) a representation that the stockholder is a holder of record of SNDA Stock and intends to appear in person or by proxy at the meeting to present the proposal specific in the notice.

Under the SNDA Charter and the SNDA Bylaws, with respect to nominations of persons for election to the SNDA Board brought by a stockholder, such notice must set forth (i) as to each person whom the stockholder proposes to nominate for election or reelection as a director, (A) the name, age, business address and residence address of such person, (B) the principal occupation or employment of such person, (C) the class and number of shares of SNDA Stock which are

CHP	SNDA

controlled by or under common control with such Stockholder Associated Person.

The CHP Bylaws also provide that in the event that the number of directors to be elected to the CHP Board is increased and no public announcement naming all of the nominees for director or specifying the size of the increased CHP Board is made by CHP at least 130 days prior to the first anniversary of the preceding year’s annual meeting, a stockholder’s notice will also be considered timely, but only with respect to nominees for any new positions created by such increase, if it is delivered to the CHP secretary at the principal executive offices of CHP not later than the close of business on the tenth day following the day on which such public announcement is first made by CHP.

The CHP Bylaws further provide that, in the event CHP calls a special meeting of stockholders for the purpose of electing one or more directors to the CHP Board, any stockholder may nominate a person or persons (as the case may be) for election as a director as specified in CHP’s notice of meeting, if the stockholder’s notice contains the requisite information and is delivered to the CHP secretary at the principal executive offices of CHP not earlier than the 90th day prior to such special meeting and not later than the close of business on the later of the 60th day prior to such special meeting or the tenth day following the day on which public announcement is first made of the date of the special meeting and of the nominees proposed by the beneficially owned by such person on the date of such stockholder’s notice and (D) any other information relating to such person that is required to be disclosed in solicitations of proxies for election of directors, or is otherwise required, in each case pursuant to Regulation 14A of the Exchange Act (including, without limitation, such person’s written consent to being named in the proxy statement as a nominee and to serving as a director if elected); (ii) as to the stockholder giving notice, (A) the name and address, as such information appears on SNDA’s books, of such stockholder and any other stockholders known by such stockholder to be supporting such nominee(s), (B) the class and number of shares of SNDA Stock which are beneficially owned by such stockholder and each other stockholder known by such stockholder to be supporting such nominee(s) on the date of such stockholder notice, (C) a representation that the stockholder is a holder of record of SNDA Stock entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to nominate the person or persons specified in the notice; and (iii) a description of all arrangements or understandings between the stockholder and each nominee and other person or persons (naming such person or persons) pursuant to which the nomination or nominations are to be made by the stockholder.

Pursuant to the Advance Notice Proposal, SNDA is proposing to further amend the SNDA Charter to remove advance notice provisions from the SNDA Charter and provide instead that

	CHP	SNDA
	CHP Board to be elected at such meeting.	advance notice of stockholder nominations for the election of directors and of business to be brought by SNDA stockholders before any meeting of SNDA stockholders must be given in the manner set forth in the SNDA Bylaws.

Amendment to Charter	The MGCL provides that an amendment to a corporation’s charter requires that the board of directors of a corporation proposing a charter amendment (i) adopt a resolution which sets forth the proposed amendment and declares that it is advisable, and (ii) direct that the proposed amendment be submitted for consideration at either an annual or a special meeting of the stockholders. Notice which states that a purpose of the meeting will be to act on the proposed amendment must be given (i) to each stockholder entitled to vote and (ii) each stockholder not entitled to vote on the proposed amendment if the contract rights of their stock would be altered by such amendment. The proposed amendment must be approved by the stockholders of the corporation by the affirmative vote of two thirds of all the votes entitled to be cast on the matter unless the charter provides for a greater or lesser proportion (but not less than a majority) of all the votes entitled to be cast on the matter. The CHP Charter provides that, notwithstanding any provision of law requiring any action to be taken or approved by the affirmative vote of stockholders entitled to cast a greater number of votes, any such action will be effective and valid if taken or approved by the affirmative vote of stockholders entitled to cast a

The DGCL provides that, following adoption by a corporation’s board of directors, subject to certain exceptions, the stockholders of a Delaware corporation must also adopt an amendment to the corporation’s certificate of incorporation by approval of a majority of the outstanding shares of capital stock entitled to vote thereon, unless such corporation’s certificate of incorporation contains a provision requiring any amendment thereto to be approved by a higher percentage of the outstanding shares of capital stock entitled to vote thereon.

The SNDA Charter provides that, in addition to any affirmative vote required by applicable law, and subject to the rights granted to or held by any holders of any series of preferred stock, an amendment thereof must be approved by the affirmative vote of the holders of not less than two-thirds of the voting power of all issued and outstanding voting stock of SNDA entitled to vote generally in the election of directors, with certain exceptions. Notwithstanding the foregoing, for so long as any shares of SNDA Series A Preferred Stock are outstanding, the SNDA Charter may not be amended in a manner that would adversely affect the powers, preferences, rights or privileges of SNDA Series A Preferred Stock or that would authorize, create,

	CHP	SNDA

majority of all the votes entitled to be cast on the matter.

The CHP Charter provides that CHP reserves the right from time to time to make any amendment to the CHP Charter, now or hereafter authorized by law, including any amendment altering the terms or contract rights, as expressly set forth in the CHP Charter, of any shares of stock of CHP. The CHP Charter further provides that all rights and powers conferred by the CHP Charter on stockholders, directors and officers are granted subject to this reservation.

Pursuant to the MGCL, since CHP has a class of equity securities registered under the Exchange Act, the CHP Board may amend the CHP Charter, with the approval of a majority of the CHP Board and without stockholder action, to effect a reverse stock split resulting in a combination of shares of stock at a ratio of not more than ten shares of stock into one share of stock in any twelve–month period.

classify, reclassify or issue any series of SNDA Preferred Stock on parity with or senior to SNDA Series A Preferred Stock without the prior affirmative vote or written consent of the holders of at least a majority of the then-issued and outstanding shares of SNDA Series A Preferred Stock, voting as a separate class.

Amendment to Bylaws	The CHP Bylaws provide that, until listing of the CHP Common Stock on a national securities exchange, the CHP Bylaws may be amended or repealed by either the affirmative vote of the holders of a majority of all shares of stock of CHP outstanding and entitled to vote generally in the election of directors, voting as a single group, or by an affirmative vote of a majority of the CHP directors, provided that such amendments are not inconsistent with the CHP Charter, and further provided that the CHP directors may not amend the CHP Bylaws, without the affirmative vote of the holders of a majority of the shares of stock of	The SNDA Bylaws grant the SNDA Board the power to adopt, amend and repeal the SNDA Bylaws upon the affirmative vote of at least a majority of the SNDA Board, other than certain provisions which require approval by a majority of the directors on the SNDA Board who are not employees of SNDA. The SNDA stockholders may also adopt, amend or repeal the SNDA Bylaws by the affirmative vote of the holders of at least two-thirds of the voting power of SNDA’s issued and outstanding voting stock, voting together as a single class. Notwithstanding the foregoing, for so long as any

	CHP	SNDA
	CHP, to the extent that such amendments adversely affect the rights, preferences and privileges of CHP stockholders. After listing, the CHP Board will have the exclusive power to adopt, alter or repeal any provision of the CHP Bylaws and to make new bylaws.	shares of SNDA Series A Preferred Stock are outstanding, the SNDA Bylaws may not be amended in a manner that would adversely affect the powers, preferences, rights or privileges of SNDA Series A Preferred Stock without the prior affirmative vote or written consent of the holders of at least a majority of the then-issued and outstanding shares of SNDA Series A Preferred Stock, voting as a separate class.

Ownership Limitations

In order for CHP to qualify to be taxed as a REIT under the Code, it must comply with certain provisions of the Code. In general, to qualify for taxation as a REIT, during the last half of each taxable year, not more than 50% of the value of CHP’s outstanding stock may be owned, directly or indirectly, by five or fewer “individuals” (as defined in the Code) to include certain entities. In addition, the outstanding stock must be owned by 100 or more persons independent of CHP and each other during at least 335 days of a twelve-month taxable year or during a proportionate part of a shorter taxable year.

The CHP Charter prohibits any person or group of persons (other than an excepted holder) from directly or indirectly owning (applying certain attribution rules) more than 9.8% (by number or value) of the outstanding shares of any class or series of stock of CHP. The CHP Charter also provides that the CHP Board, upon receipt of a ruling from the Internal Revenue Service or an opinion of counsel or other evidence, representations or undertakings acceptable to the CHP Board, may, in its sole discretion, waive the application

SNDA is not subject to any limitations on ownership.

CHP	SNDA

of such ownership limit to a person otherwise subject to such limit if the CHP Board determines that such person’s ownership of shares of stock of CHP will not jeopardize CHP’s status as a REIT under the Code.

The CHP Charter further prohibits (i) any transfer of shares of stock that, if effective, would cause CHP to constructively own a ten percent or greater ownership interest in a tenant of CHP or any direct or indirect subsidiary of CHP within the meaning of Section 856(d)(2)(B) of the Code (other than a tenant that is a “taxable REIT subsidiary” (within the meaning of Section 856(l) of the Code) of CHP that satisfies one or more of the exceptions set forth in Section 856(d)(8) of the Code), (ii) any purported transfer of shares of stock that, if effective, would result in CHP being “closely held” within the meaning of Section 856(h) of the Code, (iii) any purported transfer that, if effective, would result in shares of stock being beneficially owned by fewer than 100 persons for purposes of Section 856(a)(5) of the Code and (iv) any purported transfer that, if effective, would (A) cause any person (other than a “taxable REIT subsidiary” (within the meaning of Section 856(l) of the Code) of CHP) who renders or furnishes services to one or more tenants of CHP or a subsidiary of CHP which are not “related” to CHP within the meaning of Section 856(d)(2)(B)(i) of the Code (determined without regard to the provisions of Section 856(d)(8) of the Code), to be other than an “independent contractor” for purposes of Section 856(d)(3) of the Code, or (B) cause any Person who renders

CHP	SNDA

or furnishes services to a “taxable REIT subsidiary” of CHP which leases directly or indirectly from CHP a “qualified lodging facility” or a “qualified health care property” (each within the meaning of Section 856(d)(8)(B) of the Code) to be other than an “eligible independent contractor” within the meaning of Section 856(d)(9) of the Code.

The foregoing provisions will not apply if the CHP Board determines that it is no longer in the best interests of CHP to attempt to, or continue to, qualify under the Code as a REIT.

Subject to the ability of the CHP Board to waive any restrictions in certain circumstances as described above, transfers of shares of stock of CHP or other events that would create a direct or indirect ownership of such stock that would (i) violate the ownership limit or (ii) result in CHP’s disqualification as a REIT under the Code, including any transfer that results in (A) shares of stock of CHP being beneficially owned by fewer than 100 persons or (B) CHP being “closely held” within the meaning of Section 856(h) of the Code will be null and void and of no effect with respect to the shares in excess of the applicable limit and, accordingly, the intended transferee (or “prohibited owner”) will not acquire any right or interest in such shares. Any shares owned or transferred in excess of an applicable limitation will be automatically exchanged for excess shares and will be transferred by operation of law to an unaffiliated trust for the exclusive benefit of one or more qualified charitable organizations.

CHP	SNDA

As soon as practicable after the transfer of shares to the trust, the trustee of the trust will be required to sell the excess shares to a person or entity who could own the shares without violating the applicable limit and distribute to the prohibited owner an amount equal to the lesser of:

•

the proceeds of the sale;

•

the price paid for the stock in excess of the applicable limit by the prohibited owner or, in the event that the original violative transfer was a gift or an event other than a transfer, the market price of the shares on the date of the transfer or other event; and

•

the pro rata amount of the prohibited owner’s initial capital investment in CHP properly allocated to such excess shares.

All dividends and other distributions received with respect to the excess shares prior to their sale by the trust and any proceeds from the sale by the trust in excess of the amount distributable to the prohibited owner will be distributed to the beneficiary of the trust. In connection with any liquidation, however, the trust must distribute to the prohibited owner the amounts received upon such liquidation, but the prohibited owner is not entitled to receive amounts in excess of the price paid for such shares by the prohibited owner or, in the event that the original violative transfer was a gift or an event other than a

	CHP	SNDA
transfer, the market price of the shares on the date of the transfer or other event. In addition, CHP will have the right, for a period of 90 days during the time any excess shares are held by the trust, to purchase all or any portion of such excess shares for the lesser of the price paid for such shares by the prohibited owner (or, in the event that the original violative transfer was a gift or an event other than a transfer, the market price of the shares on the date of the transfer or other event) or the market price of such shares on the date CHP exercises its option to purchase, which amount will be paid to the prohibited owner.

Extraordinary Transactions	The MGCL provides that a Maryland corporation generally cannot dissolve, merge, convert, sell all or substantially all of its assets, engage in a share exchange or engage in similar transactions outside the ordinary course of business, unless declared advisable by its board of directors and approved by the affirmative vote of stockholders entitled to cast at least two-thirds of the votes entitled to be cast on the matter. However, a Maryland corporation may provide in its charter for approval of these matters by a lesser percentage, but not less than a majority of all of the votes entitled to be cast on the matter. The CHP Charter provides that, notwithstanding any provision of law requiring any action to be taken or approved by the affirmative vote of stockholders entitled to cast a greater number of votes, any such action will be effective and valid if taken or approved by the affirmative vote of stockholders entitled to cast a majority of all the votes entitled to be cast on the matter.

Under Section 251 of the DGCL, the consummation of a merger or consolidation between any two or more Delaware corporations generally requires (i) approval of the board of directors of each corporation that is a constituent corporation in the merger or consolidation and (ii) that an agreement of merger or consolidation be adopted by the affirmative vote of holders of a majority of the stock of each constituent corporation entitled to vote thereon for the purpose of acting on such agreement. Additionally, under Section 271 of the DGCL, a corporation may sell, lease or exchange all or substantially all of its property and assets as its board of directors deems expedient and for the best interests of the corporation, when and as authorized by a resolution adopted by the holders of a majority of the outstanding stock of the corporation entitled to vote thereon.

Pursuant to the A&R Investor Rights Agreement, SNDA must

	CHP	SNDA
obtain the prior approval (not to be unreasonably withheld) of Conversant Fund A before taking certain specified actions, including a material change in the principal business of SNDA, entry into an agreement with respect to, or consummation of, any acquisition of another business involving the payment, contribution or assignment by or to SNDA of money or assets in an amount exceeding $10,000,000, issuances of equity representing 20% or more of outstanding shares of the SNDA Common Stock, changes of control, liquidation, dissolution or bankruptcy filings, certain dividends or redemptions on junior equity and authorizing or issuing additional shares of SNDA Series A Preferred Stock or new series of SNDA Stock that rank on parity or are senior to shares of SNDA Series A Preferred Stock.

Transactions with Affiliates	The CHP Charter contains certain requirements and limitations with respect to transactions between CHP, on the one hand, and the Sponsor, CHC, a director of CHP or any affiliate thereof, on the other hand, including (i) sales and leases of assets to CHP, (ii) sales and leases of assets to the Sponsor, CHC, a director of CHP or any affiliate thereof, (iii) certain loans from the Sponsor, CHC, a director of CHP or any affiliate thereof and (iv) any other transaction with the Sponsor, CHC, a director of CHP or any affiliate thereof, unless a majority of CHP’s directors (including a majority of CHP’s independent directors) not otherwise interested in such transaction approve such transaction as being fair and reasonable to CHP and on terms and conditions no less favorable to	Pursuant to the SNDA Bylaws, any material transaction (or series of related transactions) between SNDA and any director, officer or stockholder of SNDA holding 5% or more of the voting shares of SNDA capital stock, or any corporation, partnership, association or other organization in which any such director, officer or 5% stockholder is an officer or a director or is directly or indirectly financially interested, must be approved by a majority of the disinterested directors upon such directors’ determination that the terms of the transaction are no less favorable to SNDA than those that could have been obtained from third parties. The determination of whether a transaction (or series of related transactions) is material is made by a majority of the disinterested directors.

	CHP	SNDA
CHP than those available from unaffiliated third parties.

Tender Offers	The CHP Charter provides that, if any person makes a tender offer, including, without limitation, a “mini-tender” offer, such person must comply with all of the provisions set forth in Regulation 14D of the Exchange Act, including, without limitation, disclosure and notice requirements, that would be applicable if the tender offer was for more than five percent of the outstanding shares of stock of CHP. If any person initiates a tender offer without complying with such provisions, CHP, in its sole discretion, will have the right to redeem such non-compliant person’s shares of stock and any shares of stock acquired in such tender offer at a per share price equal to the lowest of (i) the price then being paid per share of CHP Common Stock purchased in CHP’s latest offering at full purchase price (not discounted for commission or other reductions nor for reductions in sale price permitted pursuant to CHP’s distribution reinvestment plan), (ii) the fair market value of a share of stock of CHP as determined by an independent valuation obtained by CHP or (iii) the lowest tender offer price offered in such non-compliant tender offer. In addition, any person who makes a non-compliant tender offer will be responsible for all expenses incurred by CHP in connection with the enforcement of the foregoing provisions.	Neither the SNDA Charter nor the SNDA Bylaws contemplate tender offers. However, the SNDA Series A Certificate of Designation provides for an anti-dilution adjustment in the event that SNDA conducts a tender offer to purchase outstanding shares of SNDA Common Stock, with certain exceptions specified therein. In such instances, the conversion price of each share of SNDA Series A Preferred Stock will automatically be adjusted based on the offer price established by SNDA. Such adjustment may increase the number of shares of SNDA Common Stock into which each share of SNDA Series A Preferred Stock is convertible.

Business Opportunities	The MGCL permits a Maryland corporation to renounce, in its charter or by resolution of its board of directors, any interest or expectancy of the corporation in, or in being offered an opportunity	The DGCL permits a Delaware corporation to renounce, in its certificate of incorporation or by action of its board of directors, any interest or expectancy of the corporation in, or in being offered

	CHP	SNDA
to participate in, business opportunities or classes or categories of business opportunities that are presented to the corporation or developed by or presented to one or more of its directors or officers. The CHP Charter does not address, and the CHP Board has not adopted any resolution addressing, business opportunities.

an opportunity to participate in, specified business opportunities or specified classes or categories of business opportunities that are presented to the corporation or one (1) or more of its officers, directors or stockholders.

Neither the SNDA Charter nor the SNDA Bylaws address, and the SNDA Board has not adopted any resolutions addressing, business opportunities.

Business Combinations with Interested Stockholders	Under the MGCL, certain “business combinations” governed by the Maryland Business Combination Act (the “MBCA”) (including a merger, consolidation or statutory share exchange and, in certain circumstances specified in the statute, an asset transfer or issuance or reclassification of equity securities) between a Maryland corporation and any person who beneficially owns, directly or indirectly, ten percent or more of the voting power of the corporation’s outstanding voting stock, or an affiliate or associate of the corporation who beneficially owned, directly or indirectly, ten percent or more of the voting power of the corporation’s then outstanding stock at any time within the preceding two years, in each case referred to as an “interested stockholder,” or an affiliate thereof, are prohibited for five years after the most recent date on which the interested stockholder becomes an interested stockholder. Thereafter, unless the business combination satisfies certain minimum price, form-of-consideration and procedural requirements, any such business combination must be recommended by the board of	SNDA is subject to Section 203 of the DGCL, which prevents an “interested stockholder,” which is defined generally as a person who, together with such person’s affiliates and associates, owns 15% or more of a corporation’s outstanding voting stock, from engaging in a broad range of “business combinations” (including, among other things, mergers or consolidations involving an interested stockholder and a sale of more than 10% of a corporation’s assets) with the corporation for three (3) years after becoming an interested stockholder unless: (a) the board of directors of the corporation had previously approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder; (b) upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, that person owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding shares owned by persons who are directors and also officers and shares owned in employee stock plans in which participants do not

	CHP	SNDA

directors and approved by the affirmative vote of at least (i) 80% of the votes entitled to be cast by holders of outstanding shares of voting stock of the corporation and (ii) two-thirds of the votes entitled to be cast by holders of voting stock of the corporation other than shares held by the interested stockholder or its affiliates or associates.

These provisions of the MGCL do not apply, however, to business combinations that are approved or exempted by the corporation’s board of directors prior to the time an interested stockholder would become an interested stockholder under the statutory definition. Additionally, a corporation may opt out of the business combination statute in its charter or by written resolution of its board of directors.

CHP has not opted out of the MBCA provisions.

have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (c) the business combination is approved by the board of directors of the corporation and holders of at least two-thirds of the outstanding voting stock, which is not owned by the interested stockholder.

Control Share Acquisitions	Under the MGCL, control shares of a Maryland corporation acquired in a control share acquisition have no voting rights except to the extent approved by a vote of stockholders entitled to cast two-thirds of the votes entitled to be cast on the matter. Shares owned by the acquiror, by officers or by employees who are directors of the corporation are excluded from shares entitled to vote on the matter. Control shares are voting shares of stock which, if aggregated with all other shares of stock owned by the acquiror or in respect of which the acquiror is able to exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would entitle the acquiror to exercise voting power in electing directors within one of the	Delaware law generally does not include any anti-takeover laws other than Section 203, discussed above. SNDA, as a Delaware corporation, is not subject to the Maryland control share acquisition statute.

	CHP	SNDA

following ranges of voting power: (i) one-tenth or more but less than one-third of all voting power; (ii) one-third or more but less than a majority of all voting power; or (iii) a majority or more of all voting power. Control shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval. A control share acquisition means the acquisition of issued and outstanding control shares, subject to certain exceptions. The Maryland Control Share Acquisition Act does not apply, however, to shares acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction or to acquisitions approved or exempted by the charter or bylaws of the corporation.

The CHP Charter contains a provision exempting from the Maryland Control Share Acquisition Act any acquisition by any person of shares of stock of CHP.

Unsolicited Takeovers	Under Subtitle 8 of Title 3 of the MGCL (“Subtitle 8”), a Maryland corporation with a class of equity securities registered under the Exchange Act and at least three independent directors may elect to be subject, by provision in its charter or bylaws or by resolution of its board of directors and notwithstanding any contrary provision in the charter or bylaws, to any or all of five provisions: (i) a classified board; (ii) a two-thirds vote requirement for removing a director; (iii) a requirement that the number of directors be fixed only by vote of the directors; (iv) that any and all vacancies on the board of directors may be filled only by the

No such comparable provision exists under Delaware law, and, as a Delaware corporation, SNDA is not subject to Subtitle 8.

However, the SNDA Charter, the SNDA Bylaws and the A&R Investor Rights Agreement each contain provisions that could have the effect of delaying, deferring or discouraging another party from acquiring control of SNDA. Such provisions in the SNDA Charter include a classified board of directors, board-only power to fill vacancies and newly created directorships, director removal only for cause and only by a majority vote of shares entitled to elect directors, no stockholder

	CHP	SNDA

remaining directors, even if the remaining directors do not constitute a quorum, and for the remainder of the full term of the class of directors in which the vacancy occurred; and (v) a majority requirement for the calling of a stockholder-requested special meeting of stockholders.

A corporation’s charter may contain a provision, or the board of directors may adopt a resolution that prohibits the corporation from being subject to these provisions.

CHP has not elected to be subject to any of the foregoing provisions but is not prohibited from doing so.

action by written consent if such consent is not unanimous and special meetings callable only by the chairperson of the SNDA Board or holders with at least 25% of the voting power of SNDA Stock. Such provisions in the SNDA Bylaws include a related-party transaction approval rule requiring approval by disinterested directors for “material” transactions involving 5% stockholders, directors or officers. Such provisions in the A&R Investor Rights Agreement include a prohibition on certain change of control transactions without the prior written consent of Conversant Fund A.

Assuming no changes to their beneficial ownership of shares of SNDA Stock other than as contemplated by the Investment Agreements, following the consummation of the Transactions, the Conversant Investors will beneficially own 24.1% to 30.3% of the outstanding shares of SNDA Stock. Their significant beneficial ownership may have the effect of deterring hostile takeovers, delaying or preventing changes in control or changes in management or limiting the ability of SNDA’s other stockholders to approve transactions they deem to be in the best interests of SNDA.

Indemnification and Limitation of Liability of Directors and Officers	Maryland law permits a Maryland corporation to include in its charter a provision expanding or limiting the liability of its directors and officers to the corporation and its stockholders for money damages, except for liability resulting from actual receipt of an improper benefit or profit in money, property or services or active and deliberate dishonesty that is established by a	The SNDA Charter provides that SNDA directors and officers will not be personally liable to SNDA or its stockholders for monetary damages for breach of fiduciary duty as a director or officer, except for liability (a) for any breach of a director’s or officer’s duty of loyalty to SNDA or its stockholders, (b) for acts or omissions not in good faith or which involve intentional

CHP	SNDA

final judgment and is material to the cause of action. The CHP Charter contains a provision that eliminates such liability for CHP directors and officers to the maximum extent permitted by Maryland law.

The CHP Charter requires CHP, to the maximum extent permitted by Maryland law in effect from time to time, to indemnify and, without requiring a preliminary determination of the ultimate entitlement to indemnification, pay or reimburse reasonable expenses in advance of final disposition of a proceeding to:

•

any individual who is a present or former director or officer who is made or threatened to be made a party to or witness in the proceeding by reason of his or her service in that capacity; or

•

any individual who, while a director or officer of CHP and at CHP’s request, serves or has served as a director, officer, partner, trustee, member or manager of another corporation, real estate investment trust, limited liability company, partnership, joint venture, trust, employee benefit plan or other enterprise and who is made or threatened to be made a party to or witness in the proceeding by reason of his or her service in that capacity.

The CHP Charter also permits CHP, with the approval of the CHP Board, to indemnify and misconduct or a knowing violation of law, (c) of a director for any unlawfully paid dividend under Section 174 of the DGCL, (d) for any transaction from which the director or officer derived an improper personal benefit or (e) of an officer in any action by or in the right of SNDA.

The SNDA Charter provides that SNDA will indemnify any person who was, is or is threatened to be made a party to a proceeding by reason of the fact that he or she (a) is or was a director or officer of SNDA, or (b) while a director or officer of SNDA, is or was serving at the request of SNDA as a director, officer, partner, venturer, proprietor, trustee, employee, agent or similar functionary of another foreign or domestic corporation, partnership, joint venture, sole proprietorship, trust, employee benefit plan or other enterprise, to the fullest extent permitted under the DGCL. Such right includes the right to be paid by SNDA any expenses (including attorneys’ fees) actually and reasonably incurred by any such director or officer in defending any such proceeding in advance of its final disposition to the maximum extent permitted under the DGCL.

CHP	SNDA

advance expenses to any individuals who served a predecessor of CHP in any of the capacities described above and any employee or agent of CHP or a predecessor of CHP.

The MGCL requires a corporation (unless its charter provides otherwise, which the CHP Charter does not) to indemnify, against reasonable costs incurred, a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he or she is made or threatened to be made a party by reason of his or her service in that capacity. The MGCL permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made or are threatened to be made a party by reason of their service in those or other capacities unless it is established that:

•

the act or omission of the director or officer was material to the matter giving rise to the proceeding and (1) was committed in bad faith or (2) was the result of active and deliberate dishonesty;

•

the director or officer actually received an improper personal benefit in money, property or services; or

•

in the case of any criminal proceeding, the director or officer had reasonable cause to

CHP	SNDA

believe that the act or omission was unlawful.

However, under the MGCL, a Maryland corporation may not indemnify for an adverse judgment in a suit by or in the right of the corporation or for a judgment of liability on the basis that personal benefit was improperly received. A court may order indemnification if it determines that the director or officer is fairly and reasonably entitled to indemnification, even though the director or officer did not meet the prescribed standard of conduct, was adjudged liable to the corporation or was adjudged liable on the basis that personal benefit was improperly received. However, indemnification for an adverse judgment in a suit by or in the right of the corporation, or for a judgment of liability on the basis that personal benefit was improperly received, is limited to expenses.

In addition, the MGCL permits a corporation to advance reasonable expenses to a director or officer upon the corporation’s receipt of:

•

a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation; and

•

a written undertaking by the director or officer or on the director’s or officer’s behalf to repay the amount paid if it is ultimately determined that the director or officer did not meet the standard of conduct.

	CHP	SNDA

Access to Corporate Records

The CHP Charter provides that any stockholder and any designated representative thereof will be permitted access to all records of CHP to which such stockholder is entitled under applicable law at all reasonable times and may inspect and copy any of them for a reasonable charge.

Under the MGCL, any stockholder or holder of a voting trust certificate of a Maryland corporation, or their agent, on request provided in writing or by electronic means, may inspect and copy during usual business hours the corporation’s bylaws, minutes of proceedings of stockholders, annual statements of affairs, and voting trust agreements.

Under the MGCL, one or more persons that collectively hold at least 5% of outstanding shares of any class or series of stock of a corporation for at least six months may: (i) on request in writing or by electronic transmission, inspect and copy during usual business hours the corporation’s books of account and its stock ledger, (ii) provide to any officer of the corporation, the resident agent of the corporation, or any agent designated by the corporation to maintain corporate documents on the corporation’s behalf, a request in writing or by electronic transmission for a statement of its affairs, and (iii) in the case of any corporation which does not maintain the original or a duplicate stock ledger at its principal office, provide to any officer of the corporation, the resident agent of the corporation, or any agent designated by the corporation to maintain corporate documents on the corporation’s

Pursuant to the DGCL, any stockholder of a Delaware corporation has the right, upon written demand under oath, to inspect the books and records of the corporation for a proper purpose, including the corporation’s charter, bylaws, minutes of meetings of stockholders and signed consents evidencing action taken without a meeting, minutes of meetings of the board of directors or any committee thereof and records of any action taken by the board of directors or any committee thereof and materials provided to the board of directors or any committee thereof in connection with the actions taken, communications to stockholders generally in the three (3) years preceding the date of the demand, annual financial statements for the three (3) years preceding the date of the demand, contracts entered into with current or prospective stockholders and director and officer independence questionnaires. A stockholder may inspect and copy the books and records if the stockholder’s demand is made in good faith and for a proper purpose which is described in reasonable particularity and the books and records sought are specifically related to the stockholder’s purpose.

Additionally, the SNDA Bylaws obligate SNDA to keep complete and correct books and records of account; minutes of proceedings of stockholders, directors and committees; and records of original issuances and each transfer presented for registration at the registered office or SNDA’s principal place of business or SNDA’s transfer agent/registrar.

	CHP	SNDA

behalf, a request in writing or by electronic transmission for a list of its stockholders. Within 20 days after any such request for information is made, the corporation must prepare and have available on file at its principal office or make available by electronic transmission: (a) in the case of a request for a statement of affairs, a statement verified under oath by the corporation’s president or treasurer or one of its vice-presidents or assistant treasurers which sets forth in reasonable detail the corporation’s assets and liabilities as of a reasonably current date, and (b) in the case of a request for a list of stockholders, a list verified under oath by one of the corporation’s officers or its stock transfer agent or registrar which sets forth the name and address of each stockholder and the number of shares of each class or series of stock which the stockholder holds.

A Maryland corporation may impose reasonable restrictions on the confidentiality, use, or distribution of books and records and may condition producing such books and records on the stockholder agreeing that any information included in the corporation’s books and records is confidential.

The SNDA Bylaws also require preparation of a complete alphabetical list of stockholders entitled to vote at any meeting of stockholders, including each such stockholder’s name, address and number of voting shares, at least ten (10) days before each such meeting. Such list must be kept on file at SNDA’s registered office or principal place of business, be available for inspection by any stockholder during ordinary business hours for that ten (10)-day period and be produced and available for inspection during each such meeting.

The SNDA Series A Certificate of Designation provides that, when any provision thereof refers to another agreement or document to determine its meaning or operation, SNDA’s Secretary must keep a copy of that referenced agreement or document at SNDA’s principal executive offices and provide a copy, free of charge, to any stockholder upon request. In addition, the Secretary must maintain a written record of the original issuance date(s) and number of shares of Series A Preferred Stock issued to each holder thereof and furnish that record, free of charge, to any requesting holder.

Reports to Stockholders	The CHP Bylaws require CHP, not later than 120 days after the close of each fiscal year of CHP, to deliver or cause to be delivered a report of the business and operations of CHP during such fiscal year to the stockholders of CHP, containing (i) financial statements prepared in accordance with generally accepted accounting principles, (ii) the ratio of the costs of raising capital during the period to the capital	Neither the SNDA Charter nor the SNDA Bylaws contain provisions requiring reports be delivered to SNDA stockholders.

	CHP	SNDA
raised, (iii) the aggregate amount of advisory fees and the aggregate amount of other fees paid to CHC and any affiliate of CHC by CHP and including fees or charges paid to CHC and any affiliate of CHC by third parties doing business with CHP, (iv) the total operating expenses of CHP, stated as a percentage of, for a specified period, the average invested assets of CHP and as a percentage of CHP’s net income, (v) a report from CHP’s independent directors that the policies being followed by CHP are in the best interests of its stockholders and the basis for such determination and (vi) separately stated, full disclosure of all material terms, factors, and circumstances surrounding any and all transactions involving CHP, CHP’s directors, CHC and any affiliate thereof occurring in the year for which the annual report is made.

Stockholder Rights Plans	The MGCL includes a statutory provision expressly validating stockholder rights plans. CHP does not have a stockholder rights plan currently in effect.

Delaware law does not prohibit a corporation from adopting a stockholder rights plan, or “poison pill,” which could prevent a takeover attempt and also preclude stockholders from realizing a potential premium over the market value of their shares. SNDA does not have a stockholder rights plan in effect.

The SNDA Series A Certificate of Designation provides that, if SNDA implements a stockholder rights plan as of any date on which shares of SNDA Series A Preferred Stock are being converted into shares of SNDA Common Stock, then upon conversion of any shares of SNDA Series A Preferred Stock, holders of such shares will receive, in addition to the applicable number of shares of SNDA Common Stock, the rights under such rights

	CHP	SNDA
plan relating to such SNDA Common Stock, unless, prior to such date, the rights have become exercisable or separated from the shares of SNDA Common Stock, in which case, the applicable conversion price will be adjusted automatically as if SNDA had made a distribution of such rights to all holders of SNDA Common Stock, subject to appropriate readjustment in the event of the expiration, termination or redemption of such rights prior to the exercise, deemed exercise or exchange thereof.

Appraisal Rights	Under the MGCL, a stockholder of a Maryland corporation has, upon compliance with the procedural requirements for doing so under the MGCL, the right to demand and receive payment of the fair value of the stockholder’s stock from the surviving corporation if (i) the corporation consolidates or merges with another corporation; (ii) the stockholder’s stock is to be acquired in a share exchange; (iii) the corporation transfers its assets in a manner requiring stockholder approval; (iv) the corporation amends its charter in a way which alters the contract rights, as expressly set forth in the charter, of any outstanding stock and substantially adversely affects the stockholder’s rights, unless the right to do so is reserved by the charter of the corporation; (v) the transaction is subject to the business combination with interested stockholder provisions of the MGCL or is exempt from such voting requirements in certain circumstances, or (vi) the transaction is a conversion executed under the provisions of the MGCL.	Under the DGCL, the stockholders of Delaware corporations have appraisal rights in connection with certain mergers, consolidations, conversions, transfers, domestications or continuances if such holders do not vote in favor of such transactions, validly submit a written demand for appraisal and otherwise perfect their appraisal rights. If such holders validly exercise and perfect their appraisal rights and do not withdraw their demands for appraisal, the Delaware Court of Chancery will determine the fair value of their shares of stock at the effective time of the applicable transaction (exclusive of any element of value arising from the accomplishment or expectation of such transaction). The process of demanding and exercising appraisal rights requires strict compliance with technical prerequisites.

	CHP	SNDA

However, no appraisal rights are available to holders of shares of any class of stock if, among other things, (i) the stock is listed on a national securities exchange; (ii) the stock is that of the successor in a merger, unless: (a) the merger alters the contract rights of the stock as expressly set forth in the charter, and the charter does not reserve the right to do so; or (b) the stock is to be changed or converted in whole or in part in the merger into something other than either stock in the successor or cash, scrip, or other rights or interests arising out of provisions for the treatment of fractional shares of stock in the successor; (iii) the stock is generally not entitled to be voted on the transaction or the stockholder did not own the shares of stock on the record date for determining stockholders entitled to vote on the transaction; (iv) the charter provides that the holders of the stock are not entitled to exercise appraisal rights; or (v) the stock is that of an open-end investment company registered with the SEC under the Investment Company Act of 1940 and the value placed on the stock in the transaction is its net asset value.

The charter of a Maryland corporation may eliminate appraisal rights entirely.

The CHP Charter provides that, except as otherwise provided by the CHP Board upon such terms and conditions as may be specified by the CHP Board, holders of CHP Common Stock will not have the rights of objecting stockholders under the MGCL.

Preemptive Rights	The CHP Charter provides that CHP stockholders will not have any preemptive or other right to	Under Section 102 of the DGCL, preemptive rights must be expressly provided in a

	CHP	SNDA
purchase or subscribe for any class of securities of CHP which CHP may at any time issue or sell. Thus, if additional shares of CHP Common Stock are issued, the current holders of shares of CHP Common Stock will own a proportionately smaller interest in a larger number of outstanding shares of CHP Common Stock to the extent that they do not participate in the additional issuance.

corporation’s certificate of incorporation.

The SNDA Charter does not contain provisions related to preemptive rights.

However, the A&R Investor Rights Agreement provides each Conversant Investor with a right to purchase its pro rata share in certain share issuances, with standard exceptions.

Investment Policies and Limitations	In addition to the limitations described in “Transactions with Affiliates” above, the CHP Charter establishes investment restrictions and limitations with respect to investments in equity securities, unimproved real property and mortgages on unimproved real property, commodities, mortgages and other investments.	No such investment restrictions apply to SNDA.

Suitability of Stockholders	The CHP Charter provides that, subject to suitability standards established by individual states, a CHP stockholder must have (i) a minimum annual gross income of $70,000 and a minimum net worth (not including home, home furnishings and automobiles) of $70,000 or (ii) a minimum net worth (not including home, home furnishings and automobiles) of $250,000.	No such suitability standards apply to SNDA stockholders.

Minimum Investment	The CHP Charter provides that, until the CHP Common Stock is listed, each issuance of CHP Common Stock must comply with the requirements regarding minimum initial and subsequent cash investment amounts set forth in CHP’s registration statements filed under the Securities Act for the offerings of CHP as such registration statements have been amended or supplemented as of the date of such issuance.	No such minimum investment requirements apply with respect to SNDA Common Stock.

	CHP	SNDA

Adjudication of Disputes; Exclusive Forum for Certain Litigation	The CHP Bylaws provide that, unless CHP consents in writing to the selection of an alternative forum, the Circuit Court for Baltimore City, Maryland, or, if that court does not have jurisdiction, the United States District Court for the District of Maryland, Northern Division, will be the sole and exclusive forum for (i) any Internal Corporate Claim, as such term is defined in the MGCL, other than any action arising under federal securities laws, including, without limitation, (A) any derivative action or proceeding brought on behalf of CHP, (B) any action asserting a claim of breach of any duty owed by any director or officer or other employee of CHP to CHP or to the stockholders of CHP or (C) any action asserting a claim against CHP or any director or officer or other employee of CHP arising pursuant to any provision of the MGCL, the CHP Charter or the CHP Bylaws, or (ii) any other action asserting a claim against CHP or any director or officer or other employee of CHP that is governed by the internal affairs doctrine.	The SNDA Bylaws provide that, unless SNDA consents in writing to the selection of an alternative forum, the federal district court for the District of Delaware (or, if the federal district court for the District of Delaware does not have jurisdiction, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of SNDA, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director or officer or other employee or agent of SNDA to SNDA or SNDA’s stockholders, (iii) any action asserting a claim against SNDA or its directors, officers, employees or agents arising pursuant to any provision of the DGCL or the SNDA Charter or SNDA Bylaws or (iv) any action asserting a claim against SNDA or its directors, officers, employees or agents governed by the internal affairs doctrine.

Liquidation Preferences	Pursuant to the CHP Charter, in the event of any voluntary or involuntary liquidation, dissolution or winding up, or any distribution of the assets of CHP in liquidation, the aggregate assets available for distribution to holders of the CHP Common Stock will be determined in accordance with applicable law. Subject to the restrictions on ownership and transfer of shares of CHP Common Stock described under “– Ownership Limitations” above, each holder of CHP Common Stock will be entitled to receive, ratably with each other

Pursuant to the SNDA Charter, upon any voluntary or involuntary liquidation, dissolution or winding up of SNDA, after paying in full any preferential amounts owed to the holders of any series of SNDA Preferred Stock, the holders of SNDA Common Stock are entitled to receive all remaining assets available for distribution, ratably based on their respective holdings.

Additionally, pursuant to the SNDA Series A Certificate of Designation, the SNDA Series A Preferred Stock ranks senior to SNDA Common Stock and junior

CHP	SNDA
holder of CHP Common Stock, that portion of such aggregate assets available for distribution to the CHP Common Stock as the number of the outstanding shares of CHP Common Stock held by such holder bears to the total number of outstanding shares of CHP Common Stock.	to all present and future indebtedness and other non-equity claims. Payout to holders of SNDA Series A Preferred Stock is based on a defined liquidation preference equal to $1,000 per share, plus any SNDA Preferred Dividends previously paid in kind in the form of an increase in the liquidation preference, plus all accrued and unpaid SNDA Preferred Dividends and SNDA Participating Dividends as of the relevant date.

LEGAL MATTERS

The validity of the shares of SNDA Common Stock issuable in connection with the Transactions, including the Equity Financing, will be passed upon for SNDA by Fried, Frank, Harris, Shriver & Jacobson LLP.

EXPERTS

The consolidated financial statements of SNDA as of December 31, 2024 and for the year then ended and management’s assessment of the effectiveness of SNDA’s internal control over financial reporting as of December 31, 2024 incorporated by reference in this joint proxy statement/prospectus have been so incorporated in reliance on the reports of BDO USA, P.C., an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The combined carve-out financial statements of the Palm Communities (a carve-out of PSLG) as of and for the year ended December 31, 2023 incorporated by reference in this joint proxy statement/prospectus have been so incorporated in reliance on the report of BDO USA, P.C., independent auditors, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements of SNDA as of and for the year ended December 31, 2023 incorporated in this joint proxy statement/prospectus by reference from the SNDA Annual Report on Form 10-K for the year ended December 31, 2024 has been audited by RSM US LLP, an independent registered public accounting firm, as stated in its report thereon incorporated herein by reference, and have been incorporated in this joint proxy statement/prospectus in reliance upon such report and upon the authority of such firm as experts in accounting and auditing.

The financial statements of CHP as of December 31, 2024 and 2023 and for each of the three years in the period ended December 31, 2024 included in this joint proxy statement/prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

FUTURE STOCKHOLDER PROPOSALS

SNDA

A stockholder who wishes to present a proposal for inclusion in the proxy statement for SNDA’s 2026 annual meeting of stockholders (the “2026 SNDA Annual Meeting”) in accordance with Rule 14a-8 under the Exchange Act must deliver the proposal to SNDA’s principal executive offices no later than the close of business on December 30, 2025. Submissions must be addressed to Tabitha Bailey, Senior Vice President and Chief Legal Officer, at Sonida Senior Living, Inc., 14755 Preston Road, Suite 810, Dallas, Texas 75254. The submission by a stockholder of a proposal for inclusion in the proxy statement for the 2026 SNDA Annual Meeting is subject to regulation by the SEC under Rule 14-8.

As of the date of the mailing of this joint proxy statement/prospectus, the SNDA Charter and the SNDA Bylaws include advance notice procedures with regard to certain matters, including stockholder proposals and nominations of individuals for election to the SNDA Board, to be proposed at an annual meeting of SNDA stockholders.

Under the current advance notice procedures, notice of a stockholder proposal or a director nomination to be brought at an annual meeting of SNDA stockholders must be delivered to, or mailed and received at, SNDA’s principal executive offices not less than 60 but not more than 90 days before the scheduled date of the meeting, regardless of any postponement, deferral or adjournment of that meeting to a later date. However, if less than 70 days’ notice or prior public disclosure of the date of the meeting is given or made to stockholders, the notice must be delivered or received no later than the close of business on the tenth day following the earlier of (1) the day on which such notice of the date of meeting was mailed or (2) the day on which such public disclosure was made. Any notice of a stockholder proposal or a director nomination must also contain specified information and conform to the other requirements set forth in the SNDA Charter and the SNDA Bylaws. The chairman of the meeting may disregard the introduction of any such proposal or nomination if it is not made in compliance with the foregoing procedures or the applicable provisions of the SNDA Charter and the SNDA Bylaws.

In addition to complying with the advance notice provisions described above, to comply with the universal proxy rules under the Exchange Act, stockholders who intend to solicit proxies in connection with the 2026 Annual Meeting in support of director nominees other than SNDA’s nominees must provide notice to SNDA no later than April 13, 2026, that sets forth the information required by Rule 14a-19 under the Exchange Act and they must otherwise comply with the requirements of such rule.

CHP

If the Transactions are consummated before the time CHP’s next annual meeting of stockholders would normally take place, CHP will not hold another annual meeting. Instead, if the Transactions are consummated on or before the record date for the 2026 SNDA Annual Meeting, CHP expects that CHP stockholders who continue to hold SNDA Common Stock received as Transaction Consideration would be entitled to participate in the 2026 SNDA Annual Meeting. However, if the Transactions are not consummated, CHP expects that it would hold an annual meeting in 2027.

In order for proposals of CHP stockholders to be considered for inclusion in CHP’s proxy materials relating to CHP’s next annual meeting of stockholders pursuant to Rule 14a-8 of the Exchange Act, they must be received in writing not less than 120 calendar days before the first anniversary of the date CHP released its proxy statement for the CHP Annual Meeting and must otherwise comply with Rule 14a-8 of the Exchange Act. Accordingly, a CHP stockholder nomination for director or proposal of business intended to be considered at CHP’s next annual meeting of stockholders must be received by CHP’s Corporate Secretary not later than September 7, 2026 to be considered for inclusion in the proxy statement for the 2027 CHP annual meeting. Proposals should be sent to: Attention: Tracey Bracco, Corporate Secretary, CNL Healthcare Properties, Inc., CNL Center at City Commons, 450 South Orange Avenue, 14th Floor, Orlando, Florida 32801. In order to avoid controversy, CHP stockholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery. While the CHP Board will consider stockholder proposals, CHP reserves the right to omit from its annual proxy statement stockholder proposals that it is not required to include under the Exchange Act and CHP’s bylaws, including as a result of Rule 14a-8 under the Exchange Act.

Under CHP’s bylaws, in order for a CHP stockholder to bring business before or to make a proposal outside of Rule 14a-8 of the Exchange Act or to propose director nominations at an annual meeting, the CHP stockholder must give written notice to CHP’s Corporate Secretary not less than 120 days nor more than 150 days in advance of the anniversary date of the immediately preceding CHP annual meeting of stockholders. The notice must contain specified information about the proposed business or each nominee and the CHP stockholder making the proposal or nomination. If the annual meeting is scheduled for a date that is more than 30 days prior to or more than 60 days after such anniversary date, the notice given by the stockholder must be received not earlier than 120 days prior to such annual meeting and not later than the close of business on the later of 90 days prior to such annual meeting.

To comply with the universal proxy rules, stockholders who intend to solicit proxies in support of director nominees other than CHP’s nominees must provide notice that sets forth the information required by Rule 14a-19 under the Exchange Act, which notice must be postmarked or transmitted electronically no later than 60 calendar days prior to the anniversary of the previous year’s annual meeting date. For CHP’s next annual meeting, that deadline is November 6, 2026.

HOUSEHOLDING OF PROXY MATERIALS

SEC rules permit companies and intermediaries such as brokers to satisfy delivery requirements for proxy statements and notices with respect to two or more stockholders sharing the same address by delivering a single proxy statement or a single notice addressed to those stockholders. This process, commonly called “householding,” provides cost savings for companies. Some brokers household proxy materials, delivering a single proxy statement or notice to multiple stockholders sharing an address unless contrary instructions have been received from the affected stockholders. Once you have received notice from your broker that your broker will be householding materials to your address, householding will continue until you are notified otherwise or until you revoke your consent. If, at any time, you no longer wish to participate in householding and would prefer to receive a separate proxy statement or notice, or if your household is receiving multiple copies of these documents and you wish to request that future deliveries be limited to a single copy, please notify your broker.

Requests for additional copies of this joint proxy statement/prospectus should be directed to, as applicable, Sonida Senior Living, Inc., 14755 Preston Rd, Ste 810, Dallas, TX 75254, Telephone: (972) 770-5600 or Attention: Tracey Bracco, Corporate Secretary, CNL Healthcare Properties, CNL Center at City Commons, 450 South Orange Avenue, 14th Floor, Orlando, Florida 32801, telephone: 866-650-0650.

WHERE YOU CAN FIND MORE INFORMATION

SNDA and CHP file annual, quarterly and current reports, proxy statements and other information with the SEC. The SEC maintains an Internet Website that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC, including both SNDA and CHP. The address of that SEC Internet site is http://www.sec.gov.

Investors may also consult the Websites of SNDA and CHP for more information concerning SNDA or CHP, respectively. The investor relations Website of SNDA is https://investors.sonidaseniorliving.com/overview/default.aspx. CHP’s Website is https://www.CNLHealthcareProperties.com. The information contained on or accessible through the Websites of SNDA and CHP (other than the documents listed below that are expressly incorporated by reference herein) does not constitute a part of this joint proxy statement/prospectus and is not incorporated by reference herein.

SNDA has filed a registration statement on Form S-4 under the Securities Act with the SEC with respect to the shares of SNDA Common Stock to be issued to the holders of CHP Common Stock in the Transactions pursuant to the Merger Agreement. This joint proxy statement/prospectus constitutes the prospectus of SNDA filed as part of the registration statement. This joint proxy statement/prospectus does not contain all of the information set forth in the registration statement, because certain parts of the registration statement, including the exhibits to the registration statement, are omitted in accordance with SEC rules.

The SEC allows SNDA to incorporate by reference into this joint proxy statement/prospectus other documents filed with the SEC by SNDA. This means that SNDA can disclose important information to you by referring you to those other documents. This information is considered to be a part of this joint proxy statement/prospectus, except for any information that is superseded by information included directly in this joint proxy statement/prospectus or incorporated by reference subsequent to the date of this joint proxy statement/prospectus as described below. This joint proxy statement/prospectus also contains summaries of certain provisions contained in some of the SNDA documents described herein, but reference is made to the actual documents for complete information. All of the summaries are qualified in their entirety by reference to the actual documents. Some documents or information, such as that called for by Item 2.02 and 7.01 of the Current Report on Form 8-K, or the exhibits related thereto under Item 9.01 of Form 8-K, are deemed furnished and not filed in accordance with SEC rules. None of those documents and none of that information is incorporated by reference into this joint proxy statement/prospectus.

This joint proxy statement/prospectus incorporates by reference the documents listed below and any documents filed by SNDA under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act (a) after the date of the initial filing and prior to the effectiveness of the registration statement on Form S-4 of which this joint proxy statement/prospectus forms a part and (b) after the date of this joint proxy statement/prospectus and until the date on which the SNDA Special Meeting is held (other than portions of these documents that are not deemed to be “filed,” in accordance with SEC rules):

SNDA Filings (SEC File No. 001-13445)	Periods Covered and/or Date of Filing with the SEC
Annual Report on Form 10-K	Fiscal year ended December 31, 2024, filed March 17, 2025.

Quarterly Reports on Form 10-Q	Quarter ended March 31, 2025, filed May 12, 2025; quarter ended June 30, 2025, filed August 11, 2025; and quarter ended September 30, 2025, filed November 10, 2025.

Current Reports on Form 8-K	Filed December 17, 2024 (only with respect to Exhibit 99.1 and Exhibit 99.2 filed therewith); April 1, 2025; June 12, 2025; August 13, 2025; November 5, 2025; and December 16, 2025.

SNDA Filings (SEC File No. 001-13445)	Periods Covered and/or Date of Filing with the SEC
Definitive Proxy Statement on Schedule 14A to the extent incorporated by reference into SNDA’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024	Filed on April 29, 2025.

The description of SNDA’s securities set forth in Exhibit 3.1 of SNDA’s Annual Report on Form 10-K	Fiscal year ended December 31, 2024, filed on March 17, 2025.

Any description of shares of SNDA Common Stock contained in a registration statement filed pursuant to the Exchange Act and any amendment or report filed for the purpose of updating such description.

You may request a copy of the documents incorporated by reference into this joint proxy statement/prospectus or documents filed by CHP with the SEC. Requests for documents should be directed to:

• if you are a SNDA stockholder:	• if you are a CHP stockholder:
Sonida Senior Living, Inc. 14755 Preston Rd, Ste 810 Dallas, TX 75254 (972) 770-5600 ir@sonidaliving.com Attention: Investor Relations	CNL Healthcare Properties, Inc. 450 South Orange Avenue, Suite 1400 Orlando, FL 32801 (866) 650-0650 Attention: Investor Relations

Copies of documents filed by SNDA with the SEC are available at the investor relations page of SNDA’s Website, https://investors.sonidaseniorliving.com/overview/default.aspx, and are also available to you free of charge upon your request in writing or by telephone to SNDA at the address and telephone number above. Copies of documents filed by CHP with the SEC are available at CHP’s Website at https://www.CNLHealthcareProperties.com under the tab Filings, and are also available to you free of charge upon your request in writing or by telephone to CHP at the address and telephone number above.

Statements contained in this joint proxy statement/prospectus, or in any document incorporated by reference into this joint proxy statement/prospectus, regarding the contents of any contract or other document, are not necessarily complete, and each such statement is qualified in its entirety by reference to that contract or other document filed as an exhibit with the SEC.

This document does not constitute an offer to sell, or a solicitation of an offer to purchase, the securities offered by this document, or the solicitation of a proxy, in any jurisdiction to or from any person to whom or from whom it is unlawful to make such offer, solicitation of an offer or proxy solicitation in such jurisdiction. Neither the delivery of this document nor any distribution of securities pursuant to this document shall, under any circumstances, create any implication that there has been no change in the information set forth or incorporated into this document by reference or in our affairs since the date of this document. The information contained in this document with respect to SNDA was provided by SNDA and the information contained in this document with respect to CHP was provided by CHP.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of CNL Healthcare Properties, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of CNL Healthcare Properties, Inc. and its subsidiaries (the “Company”) as of December 31, 2024 and 2023, and the related consolidated statements of operations, of comprehensive income (loss), of stockholders’ equity and of cash flows for each of the three years in the period ended December 31, 2024, including the related notes and financial statement schedules listed in the index (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Analysis of Real Estate Assets for Indicators of Impairment

As described in Notes 2 and 4 to the consolidated financial statements, the net carrying value of the Company’s real estate investment properties was $1.2 billion as of December 31, 2024. Real estate assets are reviewed by management on an ongoing basis to determine whether there are any impairment indicators. Management considers potential impairment indicators to primarily include (i) changes in a real estate asset’s operating performance, such as a current period net operating loss combined with a history of net operating losses, or a projection or forecast that demonstrates continuing losses associated with the use of a real estate asset or (ii) a current expectation that, more likely than not, a real estate asset will be sold or otherwise disposed of significantly before the end of its previously estimated holding period.

The principal considerations for our determination that performing procedures relating to the analysis of real estate assets for indicators of impairment is a critical audit matter are (i) the significant judgment by management when determining impairment indicators, including the real estate assets’ operating performance and the estimated holding period, and (ii) the high degree of auditor judgment and subjectivity in performing procedures related to management’s determination of impairment indicators and the real estate assets’ operating performance and the estimated holding period.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included, among others (i) evaluating the appropriateness of management’s analysis of each real estate asset’s operating performance and the reasonableness of management’s determination of whether there were assets with net operating losses that are impairment indicators; (ii) testing the changes to the Company’s leases for real estate assets related to the future minimum lease payment schedules and evaluating the impact to an asset’s operating performance; (iii) reading the meeting minutes of the Board of Directors; (iv) inquiring of management about their judgments pertaining to the Company’s evaluation of whether their plans have resulted in the determination that it is more likely than not there has been a change to the estimated holding period of an asset or group of assets; and (v) comparing management’s determination of impairment indicators with evidence obtained in other areas of the audit.

/s/ PricewaterhouseCoopers LLP

Tampa, Florida

March 10, 2025

We have served as the Company’s auditor since 2010.

CNL HEALTHCARE PROPERTIES, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(in thousands, except per share data)

	December 31,
	2024	2023
ASSETS
Real estate investment properties, net (including VIE $0 and $30,041, respectively)	$1,244,663	$1,279,137
Cash (including VIE $0 and $1,515, respectively)	44,011	54,097
Restricted cash (including VIE $0 and $8, respectively)	1,602	1,791
Other assets (including VIE $0 and $246, respectively)	19,095	19,127
Deferred rent, lease incentives and intangibles, net	9,970	11,386

Total assets	$1,319,341	$1,365,538

LIABILITIES AND EQUITY
Liabilities:
Mortgages and other notes payable, net (including VIE $0 and $20,622, respectively)	$15,748	$36,569
Credit facilities	550,389	541,840
Accounts payable and accrued liabilities (including VIE $0 and $1,411, respectively)	28,871	31,322
Other liabilities (including VIE $0 and $216, respectively)	11,225	10,475
Due to related parties	1,327	1,292

Total liabilities	607,560	621,498

Commitments and contingencies (Note 12)
Stockholders’ equity:
Preferred stock, $0.01 par value per share, 200,000 shares authorized; none issued or outstanding	—	—
Excess shares, $0.01 par value per share, 300,000 shares authorized; none issued or outstanding	—	—
Common stock, $0.01 par value per share, 1,120,000 shares authorized, 187,958 shares issued and 175,274 shares outstanding	1,739	1,739
Capital in excess of par value	1,515,799	1,516,806
Accumulated income	60,248	74,710
Accumulated distributions	(864,932)	(847,120)
Accumulated other comprehensive income	(1,073)	(2,572)

Total stockholders’ equity	711,781	743,563
Noncontrolling interest	—	477

Total equity	711,781	744,040

Total liabilities and equity	$1,319,341	$1,365,538

The abbreviation VIE above means variable interest entity (Note 6).

See accompanying notes to consolidated financial statements.

CNL HEALTHCARE PROPERTIES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share data)

	Years Ended December 31,
	2024	2023	2022
Revenues:
Rental income and related revenues	$27,298	$26,920	$26,862
Resident fees and services	338,662	314,560	295,799

Total revenues	365,960	341,480	322,661

Operating expenses:
Property operating expenses	245,537	235,524	226,845
General and administrative expenses	8,759	9,101	10,209
Asset management fees	13,353	13,856	14,074
Property management fees	16,712	15,438	14,703
Financing coordination fees	—	2,671	—
Depreciation and amortization	50,689	51,234	54,242

Total operating expenses	335,050	327,824	320,073
Gain on sale of real estate	—	—	6,282

Operating income	30,910	13,656	8,870
Other income (expense):
Interest and other income	1,141	3,113	4,663
Interest expense and loan cost amortization	(45,858)	(41,873)	(21,781)
Gain on change of control of a joint venture	—	—	8,376

Total other expense	(44,717)	(38,760)	(8,742)

(Loss) income before income taxes	(13,807)	(25,104)	128
Income tax expense	(611)	(560)	(540)

Net loss	(14,418)	(25,664)	(412)
Less: Amounts attributable to noncontrolling interests	44	34	1,041

Net loss attributable to common stockholders	$(14,462)	$(25,698)	$(1,453)

Net loss per share of common stock (basic and diluted)	$(0.08)	$(0.15)	$(0.01)

Weighted average number of shares of common stock outstanding (basic and diluted)	173,942	173,958	173,960

See accompanying notes to consolidated financial statements.

CNL HEALTHCARE PROPERTIES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(in thousands)

	Years Ended December 31,
	2024	2023	2022
Net loss	$(14,418)	$(25,664)	$(412)
Other comprehensive (loss) income:
Unrealized gain (loss) on derivative financial instruments, net	1,499	(2,556)	(26)

Total other comprehensive loss	1,499	(2,556)	(26)

Comprehensive loss	(12,919)	(28,220)	(438)
Less: Comprehensive income attributable to noncontrolling interest	44	34	1,041

Comprehensive loss attributable to common stockholders	$(12,963)	$(28,254)	$(1,479)

See accompanying notes to consolidated financial statements.

CNL HEALTHCARE PROPERTIES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

(in thousands, except per share data)

	Common Stock		Capital in Excess of Par Value	Accumulated Income (Loss)	Accumulated Distributions	Accumulated Other Comprehensive (Loss) Income	Total Stockholders’ Equity	Non- controlling Interest	Total Equity
	Number of Shares	Par Value
Balance at December 31, 2021	173,960	$1,740	$1,516,926	$101,861	$(811,493)	$10	$809,044	$1,717	$810,761
Net (loss) income	—	—	—	(1,453)	—	—	(1,453)	1,041	(412)
Other comprehensive loss	—	—	—	—	—	(26)	(26)	—	(26)
Distribution to noncontrolling interest	—	—	—	—	—	—	—	(2,215)	(2,215)
Cash distributions declared ($0.10240 per share)	—	—	—	—	(17,814)	—	(17,814)	—	(17,814)

Balance at December 31, 2022	173,960	$1,740	$1,516,926	$100,408	$(829,307)	$(16)	$789,751	$543	$790,294

Redemptions of common stock	(18)	(1)	(120)	—	—	—	(121)	—	(121)
Net (loss) income	—	—	—	(25,698)	—	—	(25,698)	34	(25,664)
Other comprehensive loss	—	—	—	—	—	(2,556)	(2,556)	—	(2,556)
Distributions to noncontrolling interest	—	—	—	—	—	—	—	(100)	(100)
Cash distributions declared ($0.10240 per share)	—	—	—	—	(17,813)	—	(17,813)	—	(17,813)

Balance at December 31, 2023	173,942	$1,739	$1,516,806	$74,710	$(847,120)	$(2,572)	$743,563	$477	$744,040

Net (loss) income	—	—	—	(14,462)	—	—	(14,462)	44	(14,418)
Other comprehensive gain	—	—	—	—	—	1,499	1,499	—	1,499
Purchase of noncontrolling interest	—	—	(1,007)	—	—	—	(1,007)	(521)	(1,528)
Cash distributions declared ($0.10240 per share)	—	—	—	—	(17,812)	—	(17,812)	—	(17,812)

Balance at December 31, 2024	173,942	$1,739	$1,515,799	$60,248	$(864,932)	$(1,073)	$711,781	$—	$711,781

See accompanying notes to consolidated financial statements.

CNL HEALTHCARE PROPERTIES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Years Ended December 31,
	2024	2023	2022
Operating activities:
Net loss	$(14,418)	$(25,664)	$(412)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	50,689	51,234	54,242
Amortization of loan costs	5,221	2,440	2,769
Amortization of premium for debt investments	—	(17)	(42)
Amortization of discounts	—	(760)	(151)
Straight-line rent adjustments	1,701	1,737	1,209
Loss on extinguishment of debt	—	131	28
Gain on sale of real estate	—	—	(6,282)
Gain on change of control of a joint venture	—	—	(8,376)
Other non-cash operating activities	1,043	4,140	984
Changes in operating assets and liabilities:
Other assets	(3,411)	(1,933)	(640)
Accounts payable and accrued liabilities	(2,449)	1,143	76
Other liabilities	1,879	(392)	450
Due to related parties	35	(105)	(9)

Net cash flows provided by operating activities	40,290	31,954	43,846

Investing activities:
Acquisition of joint venture interest, net of cash acquired	—	—	(1,134)
Net proceeds from sale of real estate	—	—	36,655
Capital expenditures	(16,142)	(15,868)	(17,789)
Purchase of held-to-maturity securities	—	(4,880)	(24,209)
Proceeds from maturity of short-term securities	—	30,000	—
Other investing activities	—	—	291

Net cash (used in) provided by investing activities	$(16,142)	$9,252	$(6,186)

Financing activities:
Distributions to stockholders	$(17,812)	$(17,813)	$(17,814)
Draws under credit facilities	16,000	190,770	45,000
Repayments on credit facilities	(10,000)	(190,770)	—
Principal payments on mortgages and other notes payable	(20,968)	(25,284)	(46,294)
Purchase of interest rate caps	(100)	(3,285)	(116)
Payment of loan costs	(15)	(12,449)	(328)
Purchase of noncontrolling interests	(1,528)	—	—
Distributions to noncontrolling interests	—	(100)	(2,215)
Other financing activities	—	39	—

Net cash flows used in financing activities	(34,423)	(58,892)	(21,767)

Net (decrease) increase in cash and restricted cash	(10,275)	(17,686)	15,893
Cash and restricted cash at beginning of period	55,888	73,574	57,681

Cash and restricted cash at end of period	$45,613	$55,888	$73,574

Supplemental disclosure of cash flow information:
Cash paid for interest, net	$41,209	$34,900	$17,020

Cash paid for taxes, net	$823	$687	$801

See accompanying notes to consolidated financial statements.

CNL HEALTHCARE PROPERTIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2024

1.	Organization

CNL Healthcare Properties, Inc. (the “Company”) is a Maryland corporation that elected to be taxed as a real estate investment trust (“REIT”) for United States (“U.S.”) federal income tax purposes. The Company has been and intends to continue to be organized and operate in a manner that allows it to remain qualified as a REIT for U.S. federal income tax purposes. The Company conducts substantially all of its operations either directly or indirectly through: (1) an operating partnership, CHP Partners, LP (“Operating Partnership”), in which the Company is the sole limited partner and its wholly-owned subsidiary, CHP GP, LLC, is the sole general partner; (2) a wholly-owned taxable REIT subsidiary (“TRS”), CHP TRS Holding, Inc.; (3) property owner and lender subsidiaries, which are single purpose entities; and (4) investments in joint ventures.

The Company is externally managed and advised by CNL Healthcare Corp. (“Advisor”), which is an affiliate of CNL Financial Group, LLC (“Sponsor”). The Sponsor is an affiliate of CNL Financial Group, Inc. (“CNL”). The Advisor is responsible for managing the Company’s day-to-day operations, serving as a consultant in connection with policy decisions to be made by the board of directors, and for identifying, recommending and executing on possible strategic alternatives and dispositions on the Company’s behalf pursuant to an advisory agreement among the Company, the Operating Partnership and the Advisor (as amended, the “Advisory Agreement”). Substantially all of the Company’s operating, administrative and certain property management services are provided by affiliates of the Advisor. In addition, certain property management services are provided by third-party property managers.

In 2017, the Company began evaluating possible strategic alternatives to provide liquidity to the Company’s stockholders. As part of executing under possible strategic alternatives, the Company’s board of directors committed to a plan to sell 70 properties, which included medical office buildings, post-acute care facilities, acute care hospitals and several skilled nursing facilities across the U.S. The Company completed the sale of the last of the 70 properties in 2022.

As of December 31, 2024, the Company’s seniors housing portfolio was geographically diversified with properties in 26 states and consisted of interests in 70 properties, including 69 seniors housing communities and one vacant land parcel. The Company has primarily leased its seniors housing properties to wholly-owned TRS entities and engaged independent third-party managers under management agreements to operate the properties under the REIT Investment Diversification and Empowerment Act of 2007 (“RIDEA”) structures; however, the Company has also leased some of its properties to third-party tenants under triple-net or similar lease structures, where the tenant bears all or substantially all of the costs (including cost increases, for real estate taxes, utilities, insurance and ordinary repairs). In addition, most of the Company’s investments have been wholly owned, although, it has, to a lesser extent, invested through partnerships with other entities where it was believed to be appropriate and beneficial.

2.	Summary of Significant Accounting Policies

Basis of Presentation and Consolidation — The accompanying consolidated financial statements include the Company’s accounts, the accounts of wholly owned subsidiaries and through November 1, 2024, the accounts of a variable interest entities (“VIE”) in which the Company was the primary beneficiary. All material intercompany accounts and transactions have been eliminated in consolidation.

In accordance with the guidance for the consolidation of a VIE, the Company was required to identify entities for which control was achieved through means other than voting rights and to determine the primary beneficiary of its VIE. The Company qualitatively assessed whether it was the primary beneficiary of a VIE and considered

CNL HEALTHCARE PROPERTIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2024

2.	Summary of Significant Accounting Policies (Continued)

various factors including, but not limited to, the design of the entity, its organizational structure including decision-making ability and financial agreements, its ability and the rights of others to participate in policy making decisions, as well as its ability to replace the VIE manager and/or liquidate the entity. On November 1, 2024, the Company acquired the remaining 5% non-controlling interest and as of December 31, 2024, did not have any interests in a VIE.

Grant Income — In response to the coronavirus pandemic, the federal government and some states provided funds to providers of seniors housing communities. These funds were deemed federal/state governmental grants, provided that the recipients attested to and complied with certain terms and conditions. Grant income is recognized upon receipt of the funds and when all the conditions of the grant have been met. During the years ended December 31, 2024, 2023 and 2022, the Company recorded approximately $44.0 thousand, $1.0 million and $4.3 million respectively, as other income in the accompanying consolidated statements of operations as all conditions of the grant had been met.

Use of Estimates — The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the consolidated financial statements, the reported amounts of revenues and expenses during the reporting periods and the disclosure of contingent liabilities. For example, significant assumptions are made in the analysis of real estate impairments (when such impairments exist), the valuation of contingent assets and liabilities, and the valuation of restricted common stock (“Restricted Stock”) shares issued to the Advisor. Accordingly, actual results could differ from those estimates.

Depreciation and Amortization — Real estate costs related to the acquisition and improvement of properties are capitalized. Repair and maintenance costs are charged to expense as incurred and significant replacements and improvements are capitalized. Repair and maintenance costs include all costs that do not extend the useful life of the real estate asset. The Company considers the period of future benefit of an asset to determine its appropriate useful life. Real estate assets are stated at cost less accumulated depreciation, which is computed using the straight-line method of accounting over the estimated useful lives of the related assets. Buildings and improvements are depreciated on the straight-line method over their estimated useful lives, which generally are the lesser of 39 and 15 years, respectively.

Amortization of intangible assets is computed using the straight-line method of accounting over the shorter of the respective lease term or estimated useful life. If a lease is terminated or modified prior to its scheduled expiration, the Company recognizes a loss on lease termination related to the unamortized lease-related costs not deemed to be recoverable.

Impairment of Real Estate Assets — Real estate assets are reviewed on an ongoing basis to determine whether there are any impairment indicators. Management considers potential impairment indicators to primarily include (i) changes in a real estate asset’s operating performance, such as a current period net operating loss combined with a history of net operating losses, or a projection or forecast that demonstrates continuing losses associated with the use of a real estate asset or (ii) a current expectation that, more likely than not, a real estate asset will be sold or otherwise disposed of significantly before the end of its previously estimated holding period. To assess if an asset is potentially impaired, management compares the estimated current and projected undiscounted cash flows, including estimated net sales proceeds, of the asset group over its remaining useful life to the net carrying value of the asset group. Such cash flow projections consider factors such as expected future operating income, trends and prospects, as well as the effects of demand, competition and other factors. In the event that the

CNL HEALTHCARE PROPERTIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2024

2.	Summary of Significant Accounting Policies (Continued)

carrying value exceeds the undiscounted operating cash flows, the Company would recognize an impairment provision to adjust the carrying value of the asset group to the estimated fair value.

Assets Held For Sale, net and Discontinued Operations — The Company determines to classify a property as held for sale once management has the authority to approve and commits to a plan to sell the property, the property is available for immediate sale, there is an active program to locate a buyer, the sale of the property is probable and the transfer of the property is expected to occur within one year. Upon the determination to classify a property as held for sale, the Company ceases recording further depreciation and amortization relating to the associated assets and those assets are measured at the lower of its carrying amount or fair value less disposition costs and are presented separately in the consolidated balance sheets for all periods presented. In addition, the Company classifies assets held for sale as discontinued operations if the disposal represents a strategic shift that has (or will have) a major effect on the Company’s operations and financial results.

For any disposal(s) qualifying as discontinued operations, the Company allocates interest expense and loan cost amortization that directly relates to either: (1) expense on mortgages and other notes payable collateralized by properties classified as discontinued operations; or (2) expense on the Company’s credit facilities, which is allocated based on the value of the properties that are classified as discontinued operations if these properties are included in the credit facilities’ unencumbered pool of assets and the related indebtedness is required to be repaid upon sale of the properties.

Assets Reclassified from Held for Sale to Held and Used — Upon management’s determination to discontinue marketing properties for sale, the properties will no longer meet the held for sale criteria and are required to be reclassified as held and used at the lower of adjusted carrying value (carrying value of the properties prior to being classified as held for sale adjusted for any depreciation and/or amortization expense that would have been recognized had the properties been continuously classified as held and used) or its fair value at the date of the subsequent decision not to sell. If adjusted carrying value is determined to be lower, a catch-up depreciation and/or amortization adjustment will be recorded. The depreciation and/or amortization expenses that would have been recognized had the properties been continuously classified as held and used will be included as a component of depreciation and amortization expense in the accompanying consolidated statements of operations. If fair value is determined to be lower, the Company will record a loss on reclassification which will be included in income or loss from continuing operations in the accompanying consolidated statements of operations.

Cash — Cash consists of demand deposits at commercial banks. The Company also invests in cash equivalents consisting of highly liquid investments in money market funds with original maturities of three months or less. As of December 31, 2024, certain of the Company’s cash deposits exceeded federally insured amounts. However, the Company continues to monitor the third-party depository institutions that hold the Company’s cash, primarily with the goal of safeguarding principal. The Company attempts to limit cash investments to financial institutions with high credit standing; therefore, the Company believes it is not exposed to any significant credit risk on cash.

Restricted Cash — Certain amounts of cash are escrowed to fund capital expenditures, property taxes and/or insurance as required by loan or lease terms, and certain security deposits represent restricted use funds.

Held-to-Maturity Securities — From time to time, the Company may invest in U.S. Treasuries, which it has designated as held-to-maturity (“HTM”) securities, because the Company has both the ability and the intent to hold them until maturity. All assets classified as HTM are included within other assets in the consolidated balance sheets and reported at stated cost plus any premiums or discounts. Premiums or discounts are amortized or accreted as interest and other income in the consolidated statement of operations.

CNL HEALTHCARE PROPERTIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2024

2.	Summary of Significant Accounting Policies (Continued)

The Company evaluates its HTM securities on a quarterly basis to assess whether a decline in the fair value of an HTM security below the Company’s amortized cost basis is an other-than-temporary impairment (“OTTI”). The presence of OTTI is based upon a fair value decline below a security’s amortized cost basis and a corresponding adverse change in expected cash flows due to credit related factors. Impairment is considered other-than-temporary if the Company does not expect to recover the security’s amortized cost basis.

Loan Costs — Financing costs paid in connection with obtaining debt are deferred and amortized over the estimated life of the debt using the effective interest method. As of December 31, 2024 and 2023, the accumulated amortization of loan costs, after removal of fully amortized loan costs during 2023, was approximately $6.0 million and $1.2 million, respectively.

Deferred Lease-Related Costs— The Company deferred lease-related costs that it incurred to obtain new or extend existing leases. The Company amortizes these costs using the straight-line method of accounting over the shorter of the respective lease term or estimated useful life. If a lease is terminated or modified prior to its scheduled expiration, the Company recognizes a loss on lease termination related to any unamortized deferred lease-related costs not deemed to be recoverable.

Revenue Recognition — Rental income and related revenues for operating leases are recognized based on the assessment of collectability of lease payments. When collectability is probable at commencement of the lease, lease income is recognized on an accrual basis and includes rental income that is recorded on the straight-line basis over the term of the lease. Collectability is reassessed during the lease term. When collectability of lease payments is no longer probable, lease income is recorded on a cash basis and limited to the amount of lease payments collected. In addition, lease related costs (the deferred rent from prior GAAP straight-line adjustments, unamortized lease costs and other lease related intangibles) are written-off when the Company determines that these assets are no longer realizable.

Rental income and related revenues recorded on an accrual basis include rental income that is recorded on the straight-line basis over the terms of the leases. The straight-line method records the periodic average amount of base rent earned over the term of a lease, taking into account contractual rent increases over the lease term. The Company records the difference between base rent revenues earned and amounts due per the respective lease agreements, as applicable, as an increase or decrease to deferred rent and lease incentives in the accompanying consolidated balance sheets. Rental income and related revenues also include amounts for which tenants are required to reimburse the Company related to expenses incurred on behalf of the tenants, in accordance with the terms of the leases. Tenant reimbursements are recognized in the period in which the related reimbursable expenses are incurred, such as real estate taxes, common area maintenance, and similar items.

Some of the Company’s leases require the tenants to pay certain additional contractual amounts that are set aside by the Company for replacements of fixed assets and other improvements to the properties. These amounts are and will remain the property of the Company during and after the term of the lease. The amounts are recorded as capital improvement reserve income at the time such amounts are earned and are included in rental income and related revenues in the accompanying consolidated statements of operations. Additional percentage rent that is due contingent upon tenant performance thresholds, such as gross revenues, is deferred until the underlying performance thresholds have been achieved.

Resident fees and services are operating revenues relating to the Company’s managed seniors housing properties, which are operated under RIDEA structures. Resident fees and services directly relate to the provision of monthly goods and services that are generally bundled together under a single resident agreement.

CNL HEALTHCARE PROPERTIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2024

2.	Summary of Significant Accounting Policies (Continued)

The Company accounts for its resident agreements as a single performance obligation given the Company’s overall promise to provide a series of stand-ready goods and services to its residents each month. Resident fees and services are recorded in the period in which the goods are provided and the services are performed and generally consist of (1) monthly rent, which covers occupancy of the residents’ unit as well as basic services, such as utilities, meals and certain housekeeping services, and (2) service level charges, such as assisted living care, memory care and ancillary services. Resident agreements are generally short-term in nature, billed monthly in advance and cancellable by the residents with a 30-day notice. Resident agreements may require the payment of upfront fees prior to moving into the community with any non-refundable portion of such fees being recorded as deferred revenue and amortized over the estimated resident stay.

Derivative Financial Instruments — The Company uses or has used derivative financial instruments to partially offset the effect of fluctuating interest rates on the cash flows associated with its variable-rate debt. Upon entry into a derivative, the Company formally designates and documents the financial instrument as a hedge of a specific underlying exposure, as well as the risk management objectives and strategies for undertaking the hedge transaction. The Company accounts for derivatives through the use of a fair value concept whereby the derivative positions are stated at fair value in other assets or in other liabilities in the accompanying consolidated balance sheets. The fair value of derivatives used to hedge or modify risk fluctuates over time. As such, the fair value amounts should not be viewed in isolation, but rather in relation to the cash flows or fair value of the underlying hedged transaction and to the overall reduction in the exposure relating to adverse fluctuations in interest rates on the Company’s variable-rate debt. Realized and unrealized gain (loss) on derivative financial instruments designated by the Company as cash flow hedges are reported as a component of other comprehensive income (loss), a component of stockholders’ equity, in the accompanying consolidated statements of comprehensive income (loss) to the extent they are effective; reclassified into earnings on the same line item associated with the hedged transaction and in the same period the hedged transaction affects earnings.

Fair Value Measurements — Fair value assumptions are based on the framework established in the fair value accounting guidance under GAAP. The framework specifies a hierarchy of valuation inputs which was established to increase consistency, clarity and comparability in fair value measurements and related disclosures. The guidance describes the following fair value hierarchy based upon three levels of inputs that may be used to measure fair value, two of which are considered observable and one that is considered unobservable:

•	Level 1 — Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access.

•

Level 2 — Inputs, other than quoted prices included in Level 1, that are observable for the asset or liability either directly or indirectly; such as, quoted prices for similar assets or liabilities or other inputs that can be corroborated by observable market data.

•	Level 3 — Unobservable inputs for the asset or liability, which are typically based on the Company’s own assumptions, as there is little, if any, related market activity.

When market data inputs are unobservable, the Company utilizes inputs that it believes reflects the Company’s best estimate of the assumptions market participants would use in pricing the asset or liability. When inputs used to measure fair value fall within different levels of the hierarchy, the level within which the fair value measurement is categorized is based on the lowest level input that is significant to the fair value measurement.

The estimated fair value of accounts payable and accrued liabilities approximates the carrying value as of December 31, 2024 and 2023 because of the relatively short maturities of the obligations.

CNL HEALTHCARE PROPERTIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2024

2.	Summary of Significant Accounting Policies (Continued)

Mortgages and Other Notes Payable — Mortgages and other notes payable are recorded at the stated principal amount and are generally collateralized by the Company’s properties. Mortgages and other notes payable assumed in connection with an acquisition are recorded at fair market value as of the date of the acquisition.

Share-Based Payments to Non-Employees — In connection with the Expense Support Agreement that was terminated effective June 8, 2023 described in Note 8. “Related Party Arrangements,” the Company previously agreed to issue restricted stock to the Advisor (“Restricted Stock”) on an annual basis in exchange for providing expense support in the event that cash distributions declared exceed MFFO as defined by the Expense Support Agreement.

The Restricted Stock issued is forfeited if stockholders do not ultimately receive their original invested capital back with at least a 6% annualized return of investment upon a future liquidity or disposition event of the Company. Upon issuance of Restricted Stock, the Company measures the fair value at its then-current lowest aggregate fair value pursuant to ASC 505-50. On the date in which the Advisor satisfies the vesting criteria, the Company remeasures the fair value of the Restricted Stock pursuant to ASC 505-50 and records expense equal to the difference between the original fair value and that of the remeasurement date. In addition, given that performance is outside the control of the Advisor and involves both market conditions and counterparty performance conditions, the shares are treated as unissued for accounting purposes and the Company only includes the Restricted Stock in the calculation of diluted earnings per share to the extent their effect is dilutive and the vesting conditions have been satisfied as of the reporting date.

Pursuant to the Expense Support Agreement, the Advisor shall be the record owner of the Restricted Stock until the shares of common stock are sold or otherwise disposed of, and shall be entitled to all of the rights of a stockholder of the Company including, without limitation, the right to vote such shares (to the extent permitted by the Company’s articles of incorporation) and receive all distributions paid with respect to such shares. All distributions actually paid to the Advisor in connection with the Restricted Stock shall vest immediately and will not be subject to forfeiture. The Company recognizes expense related to the distributions on the Restricted Stock shares as declared.

Net Income (Loss) per Share — Net income (loss) per share is calculated based upon the weighted average number of shares of common stock outstanding (and excludes the Restricted Stock shares issued to the Advisor under the Expense Support Agreement) during the period in which the Company was operational. Refer to Note 8. “Related Party Arrangements” for additional information on the Restricted Stock shares.

Income Taxes — The Company has elected to be taxed as a REIT under Sections 856 through 860 of the Internal Revenue Code of 1986, as amended and related regulations beginning with the year ended December 31, 2012. In order to be taxed as a REIT, the Company is subject to certain organizational and operational requirements, including the requirement to make distributions to its stockholders each year of at least 90% of its annual REIT taxable income (which is computed without regard to the dividends-paid deduction or net capital gain and which does not necessarily equal net income as calculated in accordance with GAAP). If the Company qualifies for taxation as a REIT, the Company generally will not be subject to U.S. federal income tax on income that the Company distributes as dividends. If the Company fails to qualify as a REIT in any taxable year, the Company will be subject to U.S. federal income tax on its taxable income at regular corporate income tax rates and generally will not be permitted to qualify for treatment as a REIT for federal income tax purposes for the four taxable years following the year during which qualification is lost, unless the IRS grants the Company relief under certain statutory provisions. Even if the Company qualifies for taxation as a REIT, it may be subject to certain state and local taxes on its income and property, and U.S. federal income and excise taxes on its undistributed income.

CNL HEALTHCARE PROPERTIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2024

2.	Summary of Significant Accounting Policies (Continued)

The Company has formed subsidiaries which elected to be taxed as a TRS for U.S. federal income tax purposes. Under the provisions of the Internal Revenue Code and applicable state laws, a TRS will be subject to tax on its taxable income from its operations. The Company will account for federal and state income taxes with respect to a TRS using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated financial statement carrying amounts of existing assets and liabilities, the respective tax bases, operating losses and/or tax-credit carryforwards. A valuation allowance is provided if the Company believes it is more likely than not that all or some portion of the deferred tax asset will not be realized. Any increase or decrease in the valuation allowance that results from a change in circumstances, and that causes the Company to change our judgment about the realizability of the related deferred tax asset, is included in the tax provision when such changes occur.

Investment in Unconsolidated Entity — As of December 31, 2021, the Company held an interest in five properties through a 75% interest in an unconsolidated joint venture (the “Windsor Manor Joint Venture”), which was accounted for as an equity method investment. Effective January 1, 2022, the Company acquired the remaining 25% interest in the Windsor Manor Joint Venture from its joint venture partner for approximately $3.3 million. As a result, the Company obtained a 100% controlling interest in the Windsor Manor Joint Venture and consolidated the Windsor Manor Joint Venture. The acquisition was accounted for as an asset acquisition. As such, no goodwill was recognized in the acquisition.

As the Company previously held an equity method investment in the Windsor Manor Joint Venture, the acquisition resulted in a gain on change of control of a joint venture of approximately $8.4 million, representing the difference between the fair market value and the carrying value of the equity method investment on the acquisition date.

Recently Adopted Accounting Pronouncements — In November 2023, the FASB issued ASU 2023-07, “Segment Reporting—Improvements to Reportable Segment Disclosures (Topic 280)”, which requires incremental disclosures related to a public entity’s reportable segments. This ASU was effective for the Company for fiscal years beginning after December 15, 2023, and did not have a material impact on the Company’s consolidated financial statements and disclosures. Refer to Note 14. “Segment Information” for additional information.

Recent Accounting Pronouncements — In December 2023, the FASB issued ASU No. 2023-09, “Improvements to Income Tax Disclosures (Topic 740),” which requires entities to disclose in their rate reconciliation table additional categories of information about federal, state and foreign income taxes as well as additional information about reconciling items if certain quantitative thresholds are met. This ASU will require all entities to disclose income taxes paid, net of refunds, disaggregated by federal (national), state and foreign taxes for annual periods and to disaggregate the information by jurisdiction based on a quantitative threshold. All entities are required to apply the guidance prospectively, with the option to apply it retrospectively. The ASU is effective for fiscal years beginning after December 15, 2024, with early adoption permitted. The Company has determined it will adopt this ASU on January 1, 2025, the adoption of which is not expected to have a material impact on the Company’s consolidated results of operations or cash flows.

In November 2024, the FASB issued ASU 2024-03, “Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses”, which requires disaggregated disclosures in the notes of the financial statements of certain categories of expenses that are included in expense line items on the face of the income statement. This ASU is effective for annual periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027. Early adoption is permitted. The Company will evaluate the impact adopting ASU 2024-03 will have on the Company’s consolidated financial statements and disclosures.

CNL HEALTHCARE PROPERTIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2024

3.	Revenue

The following table presents disaggregated revenue related to the Company’s resident fees and services during the years ended December 31, 2024, 2023 and 2022:

	Years Ended December 31,
	Number of Units (Unaudited)			Revenues (in millions)			Percentage of Revenues
	2024	2023	2022	2024	2023	2022	2024	2023	2022
Resident fees and services:
Independent living	2,222	2,222	2,223	$86.8	$80.7	$74.1	25.6%	25.7%	25.0%
Assisted living	3,048	3,039	3,041	168.9	156.8	146.9	49.9	49.8	49.7
Memory care	923	932	932	66.0	61.5	60.6	19.5	19.5	20.5
Other revenues	—	—	—	17.0	15.6	14.2	5.0	5.0	4.8

	6,193	6,193	6,196	$338.7	$314.6	$295.8	100.0%	100.0%	100.0%

4.	Real Estate Assets, net

The gross carrying amount and accumulated depreciation of the Company’s real estate assets as of December 31, 2024 and 2023 are as follows (in thousands):

	December 31,
	2024	2023
Land and land improvements	$138,307	$137,393
Building and building improvements	1,512,240	1,502,579
Furniture, fixtures and equipment	118,216	113,034
Less: accumulated depreciation	(524,100)	(473,869)

Real estate investment properties, net	$1,244,663	$1,279,137

In July 2022, the Company entered into a purchase and sale agreement (the “Fieldstone Sale Agreement”) for the sale of its Fieldstone Memory Care and Fieldstone at Pear Orchard properties (the “Fieldstone Properties”) with an unrelated third party buyer. The Fieldstone at Pear Orchard property was indirectly owned through a consolidated joint venture. The Company completed the sale of the Fieldstone Properties in August 2022 and recorded a gain of approximately $6.3 million, of which approximately $5.4 million was attributable to common stockholders. Additionally, the Company paid a disposition fee of approximately $0.1 million to the Advisor for the sale of these properties. The sale of the Fieldstone Properties did not cause a strategic shift in the Company’s operations, and was not considered significant; therefore, these properties did not qualify as discontinued operations.

Depreciation expense on the Company’s real estate investment properties, net was approximately $50.6 million, $50.1 million and $50.7 million for the years ended December 31, 2024, 2023 and 2022, respectively.

5.	Operating Leases

As of December 31, 2024, the Company owned 15 seniors housing properties that have been leased to two tenants under triple-net operating leases. Under the terms of the Company’s triple-net lease agreements, each tenant is responsible for the payment of property taxes, general liability insurance, utilities, repairs and

CNL HEALTHCARE PROPERTIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2024

5.	Operating Leases (Continued)

maintenance, including structural and roof maintenance expenses. Each tenant is expected to pay real estate taxes directly to the taxing authorities and, therefore, such amounts are not included in the Company’s consolidated financial statements. However, if the tenant does not pay the real estate taxes, the Company will be liable for such amounts. As of December 31, 2024, the total annualized property tax assessed on these properties was approximately $3.3 million.

As of December 31, 2024, the Company’s triple-net operating leases had a weighted average remaining lease term of 2.7 years based on annualized base rents expiring between 2025 and 2032. The Company’s tenants hold options to extend the lease terms at certain properties for five-year periods, which are generally subject to similar terms and conditions provided under the initial lease term, including rent increases. The Company’s lease term is determined based on the non-cancellable lease term unless economic incentives make it reasonably certain that an extension option will be exercised, in which case the Company includes the extended lease term.

The following are future minimum lease payments for the Company’s 15 senior housing properties to be received under non-cancellable operating leases for the next five years and thereafter, in the aggregate, as of December 31, 2024 (in thousands):

2025	$21,075
2026	9,287
2027	9,556
2028	9,843
2029	10,138
Thereafter	23,279

$83,178

The above future minimum lease payments to be received exclude straight-line rent adjustments and base rent attributable to any renewal options exercised by the tenants in the future. Several of our operating leases include options to extend the lease term. For purposes of determining the lease term, we exclude these extension periods unless it is reasonably certain at lease commencement that the extension options will be exercised.

6.	Variable Interest Entity

As of December 31, 2023, the Company had net assets in one subsidiary classified as a VIE. This subsidiary was a joint venture in which the Company’s equity interest consisted of non-substantive protective voting rights. The Company determined it was the primary beneficiary and held a controlling financial interest in the subsidiary due to its power to direct the activities that most significantly impacted the economic performance of this entity, as well as its obligation to absorb the losses and its right to receive benefits from this entity that could potentially be significant to this entity. As such, the transactions and accounts of this VIE were included in the accompanying consolidated financial statements. The Company purchased the remaining noncontrolling interest in this entity in November 2024 and now owns a 100% controlling interest in the joint venture. As of December 31, 2024, the Company had no remaining VIEs.

CNL HEALTHCARE PROPERTIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2024

6.	Variable Interest Entity (Continued)

The aggregate carrying amount and major classifications of the consolidated assets that could be used to settle obligations of the VIE and liabilities of the consolidated VIE that were non-recourse to the Company as of December 31, 2024 and 2023, were as follows (in thousands):

	As of December 31,
	2024	2023
Assets:
Real estate investment properties, net	$—	$30,041

Cash	$—	$1,515

Restricted cash	$—	$8

Other assets	$—	$246

Liabilities:
Mortgages and other notes payable, net	$—	$20,622

Accounts payable and accrued liabilities	$—	$1,411

Other liabilities	$—	$216

7.	Indebtedness

The following table provides details of the Company’s indebtedness as of December 31, 2024 and 2023 (in thousands):

	As of December 31,
	2024	2023
Mortgages payable and other notes payable:
Fixed rate debt(1)	$—	$20,668
Variable rate debt(1)(2)(5)	15,850	16,150
Loan costs, net	(102)	(249)

Total mortgages and other notes payable, net	15,748	36,569
Credit facilities:
2023 Revolving Credit Facility(3)(4)(5)	204,000	198,000
2023 Term Loan Facility(3)(4)(5)	350,000	350,000
Loan costs, net related to Term Loan Facilities	(3,611)	(6,160)

Total credit facilities, net	550,389	541,840

Total indebtedness, net	$566,137	$578,409

FOOTNOTES:

(1)

As of December 31, 2024 and 2023, the Company’s mortgages and other notes payable were collateralized by five and six properties, respectively, with total carrying value of approximately $18.9 million and $51.0 million, respectively.

CNL HEALTHCARE PROPERTIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2024

7.	Indebtedness (Continued)

(2)

As of December 31, 2024 and 2023, the Company had interest rate protection through an interest rate cap with a notional amount of $8.0 million for each period. Refer to Note 9. “Derivative Financial Instruments” for additional information.

(3)

During the years ended December 31, 2024 and 2023, the Company had interest rate protection through interest rate swaps and caps which as of each of December 31, 2024 and 2023, had notional amounts of $367.0 million. Refer to Note 9. “Derivative Financial Instruments” for additional information.

(4)

As of December 31, 2024 and 2023, the Company had undrawn availability under the 2023 Revolving Credit Facility of approximately $46.0 million and $52.0 million, respectively, based on the commitments from lenders and the value of the properties in the unencumbered pool of assets supporting the loan.

(5)

Term SOFR plus an applicable margin (as defined in the respective agreements governing our credit facilities and one mortgage loan) was approximately 4.43% and 5.45% as of December 31, 2024 and 2023, respectively.

The following table details the Company’s mortgages and other notes payable as of December 31, 2024 and 2023 (in thousands):

Property and Loan Type	Interest Rate at December 31, 2024	Payment Terms	Maturity Date	December 31,
				2024	2023
Watercrest at Katy; Mortgage Loan	3.25% per annum	Monthly principal and interest payments based on a 25-year amortization schedule	11/15/2024	$—	$20,668

	Total fixed rate debt			—	20,668

Windsor Manor Communities; Mortgage Loan (1)	Term SOFR + 0.10% + 2.50% per annum	Monthly principal and interest payments based on a 25-year amortization schedule	2/28/2026	15,850	16,150

	Total variable rate debt			15,850	16,150

	Total mortgages and other notes payable			$15,850	$36,818

FOOTNOTES:

(1)	This loan has two one-year extension options.

In March 2024, the Company used cash on hand to pay down approximately $10.0 million of amounts outstanding under the Company’s 2023 Revolving Credit Facility. In November 2024, the Company borrowed $16.0 million available under the 2023 Revolving Credit Facility and used cash on hand to repay a fixed rate mortgage loan of approximately $20.2 million collateralized by one property (owned through a consolidated joint venture through November 1, 2024), that matured in November 2024. The Company also repaid approximately $0.8 million of scheduled principal payments on its mortgages and other notes payable during the year ended December 31, 2024.

In March 2023, the Company used cash on hand to repay a mortgage loan of approximately $22.8 million collateralized by one property in advance of its scheduled maturity of June 2023. In addition to the repayments described below, during the year ended December 31, 2023, the Company repaid approximately $1.1 million of scheduled principal payments related to its secured mortgage notes.

CNL HEALTHCARE PROPERTIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2024

7.	Indebtedness (Continued)

In January 2023, the Company exercised its one-year extension option and extended the maturity date of the previous revolving credit facility from May 2023 to May 2024. In December 2023, the Company refinanced the $548 million outstanding under the previous credit facilities in advance of their May 2024 maturity. The new facility has a $600 million commitment, consists of a $350 million senior unsecured term loan (the “2023 Term Loan Facility”) and a $250 million senior unsecured 2023 Revolving Credit Facility, collectively, the “2023 Credit Facilities”. The 2023 Credit Facilities require interest only payments through their maturity date of May 31, 2026, bear interest based on term SOFR plus 10 basis points plus an applicable margin of 225 basis points. Each of the 2023 Revolving Credit Facility and 2023 Term Loan Facility is pre-payable at any time in whole or part without fees or penalties. The Company paid the Advisor a financing coordination fee of approximately $6.0 million in connection with this transaction. Refer to Note 8. “Related Party Arrangements” for additional information. The Company is required to pay an unused fee of 0.20% of the unused portion of the commitment amount under the 2023 Revolving Credit Facility if usage is less than 50% and an unused fee of 0.15% if usage under such facility is greater than 50%. The Company is also required to enter into interest rate cap or swap agreements with respect to a portion of the aggregate outstanding principal amount under the 2023 Credit Facilities. In December 2023, the Company entered into a two-year interest swap agreement with a weighted average swap price of 4.4% to hedge a portion of the unsecured 2023 Credit Facilities.

In January 2023, the Company used a portion of its cash on hand to make a $1.4 million unscheduled principal payment on a mortgage loan collateralized by five properties. In June 2023, the Company refinanced the remaining $16.1 million balance relating to this mortgage loan with the existing lender. This mortgage loan had a LIBOR-based benchmark rate and was scheduled to mature in February 2024. In connection with the refinancing, the Company amended certain terms and transitioned its benchmark rate from LIBOR to Term SOFR effective June 30, 2023, extended the maturity date from February 2024 to February 2026 and obtained two one-year extension options. The Company paid the Advisor a financing coordination fee of approximately $0.2 million related to this transaction. Refer to Note 8. “Related Party Arrangements” for additional information.

As part of the Company’s hedging strategy, the Company entered into interest rate cap agreements and an interest swap agreement to hedge a portion of its variable rate debt. See Note 9. “Derivative Financial Instruments” for additional information. The interest rate cap premiums incurred and amounts received from interest swap and interest rate cap counterparties are included in interest expense and loan costs amortization in the accompanying consolidated statements of operations.

The following is a schedule of future principal payments for the Company’s total indebtedness for the next five years and thereafter, in the aggregate, as of December 31, 2024 (in thousands):

2025	$308
2026	569,542
2027	—
2028	—
2029	—
Thereafter	—

$569,850

CNL HEALTHCARE PROPERTIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2024

7.	Indebtedness (Continued)

The following table provides the details of the fair market value and carrying value of the Company’s indebtedness as of December 31, 2024 and 2023 (in millions):

	December 31, 2024		December 31, 2023
	Fair Value	Carrying Value	Fair Value	Carrying Value
Mortgages and other notes payable, net	$15.9	$15.7	$36.8	$36.6

Credit facilities, net(1)	$554.0	$550.4	$548.0	$541.8

FOOTNOTE:

(1)	The carrying value of credit facilities, net includes unamortized debt issuance costs of approximately $3.6 million and $6.2 million as of December 31, 2024 and 2023, respectively.

These fair market values are based on current rates and spreads the Company would expect to obtain for similar borrowings. Since this methodology includes inputs that are less observable by the public and are not necessarily reflected in active markets, the measurement of the estimated fair values related to the Company’s mortgage notes payable is categorized as Level 3 on the three-level valuation hierarchy.

The 2023 Credit Facilities contain affirmative, negative, and financial covenants which are customary for loans of this type, including (but not limited to): (i) maximum leverage, (ii) minimum fixed charge coverage ratio, (iii) minimum consolidated net worth, (iv) restrictions on payments of cash distributions except if required by REIT requirements, (v) maximum secured indebtedness, (vi) maximum secured recourse debt, (vii) minimum unsecured interest coverage, (viii) maximum unsecured indebtedness ratio, and (ix) limitations on certain types of investments and with respect to the pool of properties supporting borrowings under the 2023 Credit Facilities, minimum weighted average occupancy, and remaining lease terms, as well as property type, MSA, operator, and asset value concentration limits. The limitations on distributions generally include a limitation on the extent of allowable distributions, which are not to exceed the greater of 70% of adjusted FFO (as defined per the 2023 Credit Facilities) and the minimum amount of distributions required to maintain the Company’s REIT status. As of December 31, 2024, the Company was in compliance with all financial covenants related to its 2023 Credit Facilities.

Generally, the loan agreements for the Company’s mortgage loans contain customary financial covenants and ratios; including (but not limited to) the following: debt service coverage ratio, minimum occupancy levels, limitations on incurrence of additional indebtedness, etc. The loan agreements also contain customary events of default and remedies for the lenders. As of December 31, 2024, the Company was in compliance with all financial covenants related to its mortgage loan.

8.	Related Party Arrangements

The Company is externally advised and has no direct employees. Certain of the Company’s executive officers are executive officers of or are on the board of managers of the Advisor.

CNL HEALTHCARE PROPERTIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2024

8.	Related Party Arrangements (Continued)

In connection with services provided to the Company, affiliates are entitled to the following fees:

Advisor — The Advisor and certain affiliates are entitled to receive fees and compensation in connection with the acquisition, management and sale of the Company’s assets, as well as the refinancing of debt obligations of the Company or its subsidiaries. In addition, the Advisor and its affiliates are entitled to reimbursement of actual costs incurred on behalf of the Company in connection with the Company’s organizational, offering, acquisition and operating activities. Pursuant to the Advisory Agreement, the Advisor receives investment services fees equal to 1.85% of the purchase price of properties (including its proportionate share of properties acquired through joint ventures) for services rendered in connection with the selection, evaluation, structure and purchase of assets. The Advisor will also receive a financing coordination fee for services rendered with respect to refinancing of any debt obligations of the Company or its subsidiaries equal to 1.0% of the gross amount of the refinancing. In addition, the Advisor is entitled to receive a monthly asset management fee equal to 0.8% per annum, based on the average real estate asset value (as defined in the advisory agreement) of the Company’s properties, including its proportionate share of properties owned through joint ventures. In June 2023, the Company renewed its Advisory Agreement with the Advisor for an additional two years through June 2025 and amended the terms of its advisory agreement with the Advisor. The amendment (i) revised the defined term “real estate asset value” from the greater of to the lesser of cost basis or the current independent valuation (before non-cash reserves and depreciation), and (ii) subordinated 0.05% of the 0.80% per annum asset management fee paid by the Company to the Advisor (based on the monthly average of the sum of the Company’s and the Operating Partnership’s respective daily real estate asset value). The subordinated fee will be forfeited and not paid to the Advisor in the event the Company does not achieve certain performance thresholds during certain measurement periods. No amounts were subordinated in accordance with the amended advisory agreement during the years ended December 31, 2024 and 2023.

The Company will pay the Advisor, if a substantial amount of services are provided as determined by the Company’s independent directors, a disposition fee in an amount equal to 0.8% of (a) the gross market capitalization of the Company upon the occurrence of a listing on a national securities exchange, (b) the gross consideration paid to the Company or its stockholders upon the occurrence of any other liquidity event of the Company (including the sale of the Company or a portion thereof), or (c) the gross sales price upon the sale or transfer of one or more of its properties. The Company will not pay its Advisor a disposition fee in connection with the sale of investments that are securities. A disposition fee in the form of a usual and customary brokerage fee may be paid to an affiliate or related party of the Advisor, provided that when added to the sum of all brokerage and real estate fees and commissions paid to unaffiliated parties, the disposition fee to the Advisor may not exceed the lesser of (i) a competitive real estate or brokerage commission or (ii) an amount equal to 6% of the gross sales price.

Under the advisory agreement and the Company’s articles of incorporation, the Advisor will be entitled to receive certain subordinated incentive fees upon (a) sales of assets and/or (b) a listing (which would also include the receipt by the Company’s stockholders of securities that are approved for trading on a national securities exchange in exchange for shares of the Company’s common stock as a result of a merger, share acquisition or similar transaction). However, once a listing occurs, the Advisor will not be entitled to receive an incentive fee on subsequent sales of assets. The incentive fees are calculated pursuant to formulas set forth in the advisory agreement and the Company’s articles of incorporation. All incentive fees payable to the Advisor are subordinated to the return to investors of their invested capital plus a 6% cumulative, non-compounded annual return on their invested capital. Upon termination or non-renewal of the advisory agreement by the Advisor for good reason (as defined in the advisory agreement) or by the Company other than for cause (as defined in the

CNL HEALTHCARE PROPERTIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2024

8.	Related Party Arrangements (Continued)

advisory agreement), a listing or sale of assets after such termination or non-renewal will entitle the Advisor to receive a pro-rated portion of the applicable subordinated incentive fee.

Pursuant to the advisory agreement, the Advisor shall reimburse the Company the amount by which the total operating expenses paid or incurred by the Company exceed, in any four consecutive fiscal quarters commencing with the Expense Year ending June 30, 2013, the greater of 2% of average invested assets or 25% of net income (as defined in the advisory agreement) (“Limitation”), unless a majority of the Company’s independent directors determines that such excess expenses are justified based on unusual and non-recurring factors (“Expense Cap Test”). In performing the Expense Cap Test, the Company uses operating expenses on a GAAP basis after making adjustments. The Company did not incur operating expenses in excess of the Limitation during the Expense Years ended December 31, 2024, 2023 and 2022.

Expense Support and Restricted Stock Agreement — Pursuant to the expense support and restricted stock agreement by and between the Company and the Advisor (as amended, the “Expense Support Agreement”), which was terminated effective June 2023, the Company’s Advisor agreed to forgo the payment of fees in cash and accept Restricted Stock for services in an amount equal to the positive excess, if any, of (a) Aggregate Stockholder Cash Distributions declared for the applicable year, over (b) aggregate MFFO, each as defined in the Expense Support Agreement. The Restricted Stock issued is subordinated and forfeited to the extent that stockholders do not receive their invested capital plus a 6% cumulative non-compounded annual return upon ultimate liquidity of the Company. Any amounts settled, and for which restricted stock shares were issued pursuant to the Expense Support Agreement, have been permanently settled and the Company has no further obligation to pay such amounts. The termination of the Expense Support Agreement in June 2023 does not impact the previously issued Restricted Stock.

No amounts were settled or paid in the form of Restricted Stock in accordance with the expense support agreements for the years ended December 31, 2024, 2023 and 2022. As of December 31, 2024, approximately $13.6 million of asset management fees had been settled in exchange for approximately 1.3 million shares of Restricted Stock. The number of Restricted Stock shares granted to the Advisor in lieu of payment in cash was determined by dividing the expense support amount for the respective determination date by the then-current NAV per share. At grant date, no fair value was assigned to the Restricted Stock shares as the shares were valued at zero, which represented the lowest possible value estimated at vesting. In addition, the Restricted Stock shares have been treated as unissued for financial reporting purposes because the vesting criteria had not been met as of December 31, 2024.

Cash distributions paid on Restricted Stock shares for each of the years ended December 31, 2024, 2023 and 2022, were approximately $0.136 million. The cash distributions on Restricted Stock shares were recognized as compensation expense as declared and included in general and administrative expense in the accompanying consolidated statements of operations.

CNL Capital Markets LLC — CNL Capital Markets LLC, an affiliate of CNL, receives a sliding flat annual rate (payable monthly) based on the average number of investor accounts that will be open over the term of the agreement. For each of the years ended December 31, 2024, 2023 and 2022, the Company incurred approximately $0.9 million in such fees. These amounts are included in general and administrative expenses in the accompanying consolidated statements of operations.

CNL HEALTHCARE PROPERTIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2024

8.	Related Party Arrangements (Continued)

The expenses and fees incurred by and reimbursable to the Company’s related parties, including amounts included in income from discontinued operations, for the years ended December 31, 2024, 2023 and 2022, and related amounts unpaid as of December 31, 2024 and 2023 are as follows (in thousands):

	Years Ended December 31,			Unpaid amounts as of (1)
	2024	2023	2022	December 31, 2024	December 31, 2023
Reimbursable expenses:
Operating expenses (2)	$2,738	$2,721	$3,056	$211	$180

	2,738	2,721	3,056	211	180

Investment services fee (3)	28	—	60	—	—
Disposition fee (4)	—	—	195	—	—
Financing coordination fees (5)	—	6,163	—	—	—
Asset management fees	13,353	13,856	14,074	1,116	1,112

	$16,119	$22,740	$17,385	$1,327	$1,292

FOOTNOTES:

(1)	Amounts are recorded as due to related parties in the accompanying consolidated balance sheets.

(2)

Amounts are recorded as general and administrative expenses in the accompanying consolidated statements of operations unless such amounts represent prepaid expenses, which are capitalized in the accompanying consolidated balance sheets.

(3)

For the year ended December 31, 2024 and 2022, the Company incurred approximately $0.03 million and $0.06 million in investment services fees. The fees incurred during the year ended December 31, 2024, were included in additional paid in capital in the accompanying consolidated balance sheets. The fees incurred during the year ended December 31, 2022, were capitalized and included in real estate assets, net in the accompanying consolidated balance sheets. For the year ended December 31, 2023, the Company did not incur any investment services fees.

(4)	Amounts are recorded as a reduction to gain on sale of real estate in the accompanying consolidated statements of operations.

(5)

For the year ended December 31, 2023, the Company incurred financing coordination fees of approximately $6.2 million, related to the refinancing of the Company’s existing credit facilities and a loan associated with certain operating properties, of which approximately $2.7 million was expensed in the accompanying consolidated statement of operations, approximately $3.5 million were capitalized as loan costs and reflected in other assets or in credit facilities in the accompanying consolidated balance sheets. The Company did not incur any financing coordination fees for the years ended December 31, 2024 and 2022.

CNL HEALTHCARE PROPERTIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2024

9.	Derivative Financial Instruments

The following summarizes the terms of the Company’s interest swaps and the corresponding liability as of December 31, 2024 and 2023 (in thousands):

Notional Amount(1)	Strike	Credit Spread (2)	Trade	Forward	Maturity Date	Fair Value Asset (Liability) as of December 31,
						2024	2023
Swaps
$267,000	4.40%	2.35%	12/7/2023	12/1/2023	12/1/2025	$(689)	$(1,678)
$80,000	4.54%	2.35%	12/8/2023	12/1/2023	12/1/2025	$(307)	$(706)
$20,000	4.54%	2.35%	12/8/2023	12/1/2023	12/1/2025	$(77)	$(177)

FOOTNOTE:

(1)	Amounts related to the interest swaps held by the Company are recorded at fair value and included in other liabilities in the accompanying consolidated balance sheets.
(2)	The all-in rates are equal to the sum of the Strike and Credit Spread detailed above.

The following summarizes the gross and net presentation of amounts related to the Company’s derivative financial instruments as of December 31, 2024 and 2023 (in thousands):

	Gross and net amounts of asset (liability)			Gross amounts
	as of December 31, 2024			as of December 31, 2024
Notional Amount	Gross Amount	Offset Amount	Net Amount	Financial Instruments	Cash Collateral	Net Amount
Swaps
$267,000	$(689)	$—	$(689)	$(689)	$—	$(689)
$80,000	$(307)	$—	$(307)	$(307)	$—	$(307)
$20,000	$(77)	$—	$(77)	$(77)	$—	$(77)

	Gross and net amounts of asset (liability)			Gross amounts
	As of December 31, 2023			as of December 31, 2023
Notional Amount	Gross Amount	Offset Amount	Net Amount	Financial Instruments	Cash Collateral	Net Amount
Swaps
$267,000	$(1,678)	$—	$(1,678)	$(1,678)	$—	$(1,678)
$80,000	$(706)	$—	$(706)	$(706)	$—	$(706)
$20,000	$(177)	$—	$(177)	$(177)	$—	$(177)

During the years ended December 31, 2024 and 2023, the Company purchased short term interest rate caps and periodically replaced them, relating to approximately $16 million of variable rate secured indebtedness (each with notional values of $8.0 million with strike prices ranging between 3.0% and 3.5%). The company paid approximately $0.1 million and $0.2 million in interest rate cap premiums during the years ended December 31, 2024 and 2023. As of December 31, 2024 and 2023, the fair value of these interest rate caps were $0 and $0.06 million, respectively, and included in other assets in the accompanying consolidated balance sheets.

Although the Company has determined that the majority of the inputs used to value its derivative financial instruments fall within Level 2 of the fair value hierarchy, the credit valuation adjustments associated with its derivatives utilize Level 3 inputs, such as estimates of current credit spreads, to evaluate the likelihood of default by the Company and its counterparties. The Company has assessed the significance of the impact of the credit

CNL HEALTHCARE PROPERTIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2024

9.	Derivative Financial Instruments (Continued)

valuation adjustments on the overall valuation of its derivative financial positions and has determined that the credit valuation adjustments on the overall valuation adjustments are not significant to the overall valuation of its derivative financial instruments. As a result, the Company determined that its derivative financial instruments valuation in its entirety is classified in Level 2 of the fair value hierarchy. Determining fair value requires management to make certain estimates and judgments. Changes in assumptions could have a positive or negative impact on the estimated fair values of such instruments which could, in turn, impact the Company’s results of operations.

10.	Equity

Stockholders’ Equity:

Purchase of Noncontrolling Interest —As of December 31, 2023, the Company indirectly owned one property through a 95% controlling interest in the Watercrest at Katy Joint Venture, its only subsidiary classified as a VIE. Effective November 1, 2024, the Company acquired the remaining 5% interest in the subsidiary from its non-controlling interest venture partner for approximately $1.5 million and as a result, owns a 100% controlling interest in the Watercrest at Katy Joint Venture. The Company recorded approximately $0.5 million as a reduction of noncontrolling interest and approximately $1.0 million as a reduction to capital in excess of par value in the accompanying consolidated balance sheets.

Distributions — In March 2022, the Board approved a reduction in the quarterly distribution rate from $0.0512 per share to $0.0256 per share starting with the first quarter 2022 distribution. For each of the years ended December 31, 2024, 2023 and 2022, the Company declared cash distributions of approximately $17.8 million, and all of which were paid in cash to stockholders.

The tax composition of the Company’s distributions declared for the years ended December 31, 2024, 2023 and 2022 were as follows:

	Years Ended December 31,
	2024	2023	2022
Return of capital	100.00%	100.00%	100.00%

Other comprehensive income (loss) — The following table reflects the effect of derivative financial instruments held by the Company and included in the consolidated statements of comprehensive income (loss) for the years ended December 31, 2024, 2023 and 2022 (in thousands):

Derivative financial instruments	Gain (loss) recognized in other comprehensive loss on derivative financial instruments			Location of gain (loss) reclassified into earnings	Gain (loss) reclassified from accumulated other comprehensive income (loss) into earnings
	Years Ended December 31,				Years Ended December 31,
	2024	2023	2022		2024	2023	2022
Interest rate swaps	$1,488	$(2,561)	$—	Interest expense and loan cost amortization	$—	$—	$—
Interest rate caps	11	5	(26)	Interest expense and loan cost amortization	(173)	(3,325)	(82)

Total	$1,499	$(2,556)	$(26)		$(173)	$(3,325)	$(82)

CNL HEALTHCARE PROPERTIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2024

10.	Equity (Continued)

The Company does not expect any amounts related to interest rate caps or swaps to be reclassified into earnings in the next 12 months.

11.	Income Taxes

For the years ended December 31, 2024, 2023 and 2022, the Company recorded net current tax expense and deferred tax assets related to deferred income at its TRS entities. The components of the income tax expense for the years ended December 31, 2024, 2023 and 2022, excluding amounts related to discontinued operations, were as follows (in thousands):

	Years Ended December 31,
	2024	2023	2022
Current:
Federal	$(16)	$(12)	$(10)
State	(595)	(548)	(530)

Total current expense	(611)	(560)	(540)

Deferred:
Federal	—	—	—
State	—	—	—

Total deferred expense	—	—	—

Income tax expense	$(611)	$(560)	$(540)

Deferred income taxes reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax assets as of December 31, 2024 and 2023 are as follows:

	2024	2023
Carryforwards of net operating loss	$20,946	$20,895
Other	914	931
Valuation allowance	(21,860)	(21,826)

Deferred tax assets, net	$—	$—

A reconciliation of the income tax expense computed at the statutory U.S. federal tax rate on income before income taxes is as follows (in thousands):

	Years Ended December 31,
	2024		2023		2022
Tax (expense) benefit computed at federal statutory rate	$2,899	21.00%	$5,272	21.00%	$(27)	(21.00)%
Impact of REIT election	(3,316)	(24.02)	(3,893)	(15.50)	5,714	4,465.61
State income tax expense net of federal benefit	(160)	(1.16)	196	0.78	630	492.27
Effect of change in valuation allowance	(34)	(0.25)	(2,135)	(8.51)	(6,857)	(5,358.79)

Income tax expense	$(611)	(4.43)%	$(560)	(2.23)%	$(540)	(421.91)%

CNL HEALTHCARE PROPERTIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2024

11.	Income Taxes (Continued)

The Company’s TRS entities had net operating loss carryforwards for federal and state purposes of approximately $76.9 million and $78.3 million as of December 31, 2024 and 2023, respectively, to offset future taxable income. If not utilized, the federal net operating loss carryforwards will begin to expire in 2032, with $64.3 million having an indefinite carryforward period. State net operating loss carryforwards are currently subject to various expirations. The Company analyzed its material tax positions and determined that it has not taken any uncertain tax positions. The tax years 2021 and forward remain subject to examination by taxing authorities.

12.	Commitments and Contingencies

From time to time, the Company may be a party to legal proceedings in the ordinary course of, or incidental to the normal course of, its business, including proceedings to enforce its contractual or statutory rights. While the Company cannot predict the outcome of these legal proceedings with certainty, based upon currently available information, the Company does not believe the final outcome of any pending or threatened legal proceeding will have a material adverse effect on its results of operations or financial condition.

The Company’s Advisor has approximately 1.3 million contingently issuable Restricted Stock shares for financial reporting purposes that were issued pursuant to the Advisor expense support agreement. Refer to Note 8. “Related Party Arrangements” for information on distributions declared related to these Restricted Stock shares.

13.	Concentration of Credit Risk

For the years ended December 31, 2024, 2023 and 2022, the Company had a geographical concentration accounting for 10% or more of its total revenues, as follows:

	Type of Concentration	Years Ended December 31,
		2024	2023	2022
State of Texas (1)	Geographical	20.6%	21.2%	20.6%

FOOTNOTE:

(1)

Includes rental income and related revenues and resident fees and services. Adverse economic developments in this geographical area could significantly impact the Company’s results of operations and cash flows from operations, which in turn would impact its ability to pay debt service and make distributions to stockholders.

14.	Segment Information

Operating segments are components of an entity for which separate financial information is available and is evaluated regularly by the chief operating decision maker (“CODM”) in deciding how to allocate resources and assess performance. Management evaluates the Company’s seniors housing properties regardless of type or ownership structure as a single reportable segment as a result of aggregating multiple operating segments, because all of the Company’s properties have similar economic characteristics and provide similar services to similar types of residents. The CODM consists of the Chief Executive Officer and the Chief Operating Officer.

CNL HEALTHCARE PROPERTIES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2024

14.	Segment Information (Continued)

The CODM has concluded that the measure of operating performance most consistent with the Company’s consolidated financial statements by which the CODM assesses segment performance and allocates resources is net operating income (“NOI”). NOI is used as a key performance metric by the CODM for internal monitoring and planning purposes, including the preparation of annual operating budgets and monthly operating reviews, as well as to facilitate analysis of future investment and business decisions. The CODM does not receive asset information by segment.

NOI, defined as total revenues less the property operating expenses and property management fees from managed properties (collectively the significant expenses), is reconciled to consolidated net loss in the table below (in thousands):

	Years Ended December 31,
	2024	2023	2022
Revenues:
Rental income and related revenues	$27,298	$26,920	$26,862
Resident fees and services	338,662	314,560	295,799

Total revenues	365,960	341,480	322,661

Property operating expenses:
Property operating expenses	245,537	235,524	226,845
Property management fees	16,712	15,438	14,703

Total property operating expenses	262,249	250,962	241,548

Net operating income (NOI)	103,711	90,518	81,113

Other expenses (income):
General and administrative expenses	8,759	9,101	10,209
Asset management fees	13,353	13,856	14,074
Financing coordination fees	—	2,671	—
Depreciation and amortization	50,689	51,234	54,242
Gain on sale of real estate	—	—	(6,282)
Interest and other income	(1,141)	(3,113)	(4,663)
Interest expense and loan cost amortization	45,858	41,873	21,781
Gain on change of control of a joint venture	—	—	(8,376)
Income tax	611	560	540

Total other expenses	118,129	116,182	81,525

Net loss	$(14,418)	$(25,664)	$(412)

CNL HEALTHCARE PROPERTIES, INC. AND SUBSIDIARIES

SCHEDULE II – VALUATION AND QUALIFYING ACCOUNTS

YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022 (in thousands)

Year	Description	Balance at Beginning of Year	Charged to Costs and Expenses	Charged to Other Accounts	Balance at End of Year
2022	Deferred tax asset valuation allowance	$(11,832)	$(6,870)	$(989)	$(19,691)
	Allowance for credit losses	(3,140)	(902)	2,439	(1,603)

		$(14,972)	$(7,772)	$1,450	$(21,294)

2023	Deferred tax asset valuation allowance	$(19,691)	$(2,135)	$—	$(21,826)
	Allowance for credit losses	(1,603)	(814)	1,514	(903)

		$(21,294)	$(2,949)	$1,514	$(22,729)

2024	Deferred tax asset valuation allowance	$(21,826)	$(34)	$—	$(21,860)
	Allowance for credit losses	(903)	(870)	1,055	(718)

		$(22,729)	$(904)	$1,055	$(22,578)

CNL HEALTHCARE PROPERTIES, INC. AND SUBSIDIARIES

SCHEDULE III – REAL ESTATE AND ACCUMULATED DEPRECIATION

AS OF DECEMBER 31, 2024 (in thousands)

		Initial Costs		Costs Capitalized Subsequent to Acquisition			Gross Amounts at which Carried at Close of Period (2)							Life on which depreciation in latest income statement is computed
Property/ Location	Encum- brances	Land & Land Improvements	Building and Building Improvements	Land & Land Improvements	Building and Building Improvements	Construction in Process	Land & Land Improvements	Building and Building Improvements	Construction in Process	Total	Accumulated Depreciation	Date of Construction	Date Acquired
Primrose Retirement Community of Casper Casper, Wyoming	$—	$1,910	$16,310	$74	$455	$—	$1,984	$16,766	$—	$18,750	$(5,747)	2004	2/16/2012	(1)
Primrose Retirement Community of Grand Island Grand Island, Nebraska	—	719	12,140	113	18	—	832	12,160	—	12,992	(4,336)	2005	2/16/2012	(1)
Primrose Retirement Community of Mansfield Mansfield, Ohio	—	650	16,720	308	134	—	958	16,854	—	17,812	(6,046)	2007	2/16/2012	(1)
Primrose Retirement Community of Marion Marion, Ohio	—	889	16,305	125	26	—	1,014	16,332	—	17,346	(5,736)	2006	2/16/2012	(1)
Sweetwater Retirement Community Billings, Montana	—	1,578	14,205	19	129	—	1,597	14,334	—	15,931	(4,864)	2006	2/16/2012	(1)

CNL HEALTHCARE PROPERTIES, INC. AND SUBSIDIARIES

SCHEDULE III — REAL ESTATE AND ACCUMULATED DEPRECIATION (CONTINUED)

AS OF DECEMBER 31, 2024 (in thousands)

		Initial Costs		Costs Capitalized Subsequent to Acquisition			Gross Amounts at which Carried at Close of Period (2)							Life on which depreciation in latest income statement is computed
Property/ Location	Encum- brances	Land & Land Improvements	Building and Building Improvements	Land & Land Improvements	Building and Building Improvements	Construction in Process	Land & Land Improvements	Building and Building Improvements	Construction in Process	Total	Accumulated Depreciation	Date of Construction	Date Acquired
HarborChase of Villages Crossing Lady Lake, Florida (“The Villages”)	—	2,165	—	1,048	15,623	—	3,213	15,624	—	18,837	(4,685)	2013	8/29/2012	(1)
Primrose Retirement Community Cottages Aberdeen, South Dakota	—	311	3,794	13	12	—	324	3,806	—	4,130	(1,265)	2005	12/19/2012	(1)
Primrose Retirement Community of Council Bluffs Council Bluffs, Iowa (“Omaha”)	—	1,144	11,117	59	38	—	1,203	11,155	—	12,358	(3,820)	2008	12/19/2012	(1)
Primrose Retirement Community of Decatur Decatur, Illinois	—	513	16,706	192	212	—	705	16,918	—	17,623	(5,557)	2009	12/19/2012	(1)
Primrose Retirement Community of Lima Lima, Ohio	—	944	17,115	22	34	—	966	17,149	—	18,115	(5,599)	2006	12/19/2012	(1)

CNL HEALTHCARE PROPERTIES, INC. AND SUBSIDIARIES

SCHEDULE III — REAL ESTATE AND ACCUMULATED DEPRECIATION (CONTINUED)

AS OF DECEMBER 31, 2024 (in thousands)

		Initial Costs		Costs Capitalized Subsequent to Acquisition			Gross Amounts at which Carried at Close of Period (2)							Life on which depreciation in latest income statement is computed
Property/ Location	Encum- brances	Land & Land Improvements	Building and Building Improvements	Land & Land Improvements	Building and Building Improvements	Construction in Process	Land & Land Improvements	Building and Building Improvements	Construction in Process	Total	Accumulated Depreciation	Date of Construction	Date Acquired
Primrose Retirement Community of Zanesville Zanesville, Ohio	—	1,184	17,292	—	117	—	1,184	17,409	—	18,593	(5,692)	2008	12/19/2012	(1)
Capital Health of Symphony Manor Baltimore, Maryland	—	2,319	19,444	7	405	—	2,326	19,849	—	22,175	(6,367)	2011	12/21/2012	(1)
Curry House Assisted Living & Memory Care Cadillac, Michigan	—	995	11,072	45	506	—	1,040	11,578	—	12,618	(3,684)	1966	12/21/2012	(1)
Tranquillity at Fredericktowne Frederick, Maryland	—	808	14,291	41	6,913	—	849	21,204	—	22,053	(7,558)	2000	12/21/2012	(1)
Brookridge Heights Assisted Living & Memory Care Marquette, Michigan	—	595	11,339	137	5,236	—	732	16,575	—	17,307	(6,124)	1998	12/21/2012	(1)

CNL HEALTHCARE PROPERTIES, INC. AND SUBSIDIARIES

SCHEDULE III — REAL ESTATE AND ACCUMULATED DEPRECIATION (CONTINUED)

AS OF DECEMBER 31, 2024 (in thousands)

		Initial Costs		Costs Capitalized Subsequent to Acquisition			Gross Amounts at which Carried at Close of Period (2)							Life on which depreciation in latest income statement is computed
Property/ Location	Encum- brances	Land & Land Improvements	Building and Building Improvements	Land & Land Improvements	Building and Building Improvements	Construction in Process	Land & Land Improvements	Building and Building Improvements	Construction in Process	Total	Accumulated Depreciation	Date of Construction	Date Acquired
Woodholme Gardens Assisted Living & Memory Care Pikesville, Maryland (“Baltimore”)	$—	$1,603	$13,472	$65	$173	$—	$1,668	$13,645	$—	$15,313	$(4,430)	2010	12/21/2012	(1)
HarborChase of Jasper Jasper, Alabama	—	355	6,358	23	109	—	378	6,467	—	6,845	(1,965)	1998	7/31/2013	(1)
Raider Ranch Lubbock, Texas	—	4,992	48,818	828	13,868	—	5,820	62,685	—	68,505	(18,133)	2009	8/29/2013	(1)
Town Village Oklahoma City, Oklahoma	—	1,020	19,847	205	2,245	—	1,225	22,092	—	23,317	(6,779)	2004	8/29/2013	(1)
Prestige Senior Living Beaverton Hills Beaverton, Oregon	—	1,387	10,324	13	114	—	1,400	10,438	—	11,838	(3,105)	2000	12/2/2013	(1)
Prestige Senior Living High Desert Bend, Oregon	—	835	11,252	17	469	—	852	11,721	—	12,573	(3,597)	2003	12/2/2013	(1)

CNL HEALTHCARE PROPERTIES, INC. AND SUBSIDIARIES

SCHEDULE III — REAL ESTATE AND ACCUMULATED DEPRECIATION (CONTINUED)

AS OF DECEMBER 31, 2024 (in thousands)

		Initial Costs		Costs Capitalized Subsequent to Acquisition			Gross Amounts at which Carried at Close of Period (2)							Life on which depreciation in latest income statement is computed
Property/ Location	Encum- brances	Land & Land Improvements	Building and Building Improvements	Land & Land Improvements	Building and Building Improvements	Construction in Process	Land & Land Improvements	Building and Building Improvements	Construction in Process	Total	Accumulated Depreciation	Date of Construction	Date Acquired
MorningStar of Billings Billings, Montana	—	4,067	41,373	126	795	—	4,193	42,168	—	46,361	(13,225)	2009	12/2/2013	(1)
MorningStar of Boise Boise, Idaho	—	1,663	35,752	438	829	—	2,101	36,581	—	38,682	(10,818)	2007	12/2/2013	(1)
Prestige Senior Living Huntington Terrace Gresham, Oregon (“Portland”)	—	1,236	12,083	11	535	—	1,247	12,618	—	13,865	(3,744)	2000	12/2/2013	(1)
MorningStar of Idaho Falls Idaho Falls, Idaho	—	2,006	40,397	200	1,257	—	2,206	41,654	—	43,860	(12,422)	2009	12/2/2013	(1)
Prestige Senior Living Arbor Place Medford, Oregon	—	355	14,083	17	1,031	—	372	15,114	—	15,486	(4,373)	2003	12/2/2013	(1)
Prestige Senior Living Orchard Hills Salem, Oregon	—	545	15,544	141	296	—	686	15,840	—	16,526	(4,657)	2002	12/2/2013	(1)
Prestige Senior Living Southern Hills Salem, Oregon	—	653	10,753	88	193	—	741	10,945	—	11,686	(3,274)	2001	12/2/2013	(1)

CNL HEALTHCARE PROPERTIES, INC. AND SUBSIDIARIES

SCHEDULE III — REAL ESTATE AND ACCUMULATED DEPRECIATION (CONTINUED)

AS OF DECEMBER 31, 2024 (in thousands)

		Initial Costs		Costs Capitalized Subsequent to Acquisition			Gross Amounts at which Carried at Close of Period (2)							Life on which depreciation in latest income statement is computed
Property/ Location	Encum- brances	Land & Land Improvements	Building and Building Improvements	Land & Land Improvements	Building and Building Improvements	Construction in Process	Land & Land Improvements	Building and Building Improvements	Construction in Process	Total	Accumulated Depreciation	Date of Construction	Date Acquired
MorningStar of Sparks Sparks, Nevada	—	3,986	47,968	69	1,384	—	4,055	49,352	—	53,407	(14,839)	2009	12/2/2013	(1)
Prestige Senior Living Five Rivers Tillamook, Oregon	—	1,298	14,064	18	647	—	1,316	14,710	—	16,026	(4,579)	2002	12/2/2013	(1)
Prestige Senior Living Riverwood Tualatin, Oregon (“Portland”)	—	1,028	7,429	12	243	—	1,040	7,672	—	8,712	(2,363)	1999	12/2/2013	(1)
Prestige Senior Living Auburn Meadows Auburn, Washington (“Seattle”)	—	2,537	17,261	214	3,398	—	2,751	20,659	—	23,410	(5,606)	2003/2010	2/3/2014	(1)
Prestige Senior Living Bridgewood Vancouver, Washington (“Portland”)	$—	$1,603	$18,172	$34	$923	$—	$1,637	$19,095	$—	$20,732	$(5,456)	2001	2/3/2014	(1)
Prestige Senior Living Monticello Park Longview, Washington	—	1,981	23,056	15	949	—	1,996	24,004	—	26,000	(6,784)	2001/2010	2/3/2014	(1)

CNL HEALTHCARE PROPERTIES, INC. AND SUBSIDIARIES

SCHEDULE III — REAL ESTATE AND ACCUMULATED DEPRECIATION (CONTINUED)

AS OF DECEMBER 31, 2024 (in thousands)

		Initial Costs		Costs Capitalized Subsequent to Acquisition			Gross Amounts at which Carried at Close of Period (2)							Life on which depreciation in latest income statement is computed
Property/ Location	Encum- brances	Land & Land Improvements	Building and Building Improvements	Land & Land Improvements	Building and Building Improvements	Construction in Process	Land & Land Improvements	Building and Building Improvements	Construction in Process	Total	Accumulated Depreciation	Date of Construction	Date Acquired
Prestige Senior Living Rosemont Yelm, Washington	—	668	14,564	20	755	—	688	15,319	—	16,007	(4,316)	2004	2/3/2014	(1)
Wellmore of Tega Cay Tega Cay, South Carolina (“Charlotte”)	—	2,445	—	2,760	23,521	—	5,205	23,521	—	28,726	(7,461)	2015	2/7/2014	(1)
Isle at Cedar Ridge Cedar Park, Texas (“Austin”)	—	1,525	16,277	—	839	—	1,525	17,116	—	18,641	(5,174)	2011	2/28/2014	(1)
Prestige Senior Living West Hills Corvallis, Oregon	—	842	12,603	11	971	—	853	13,574	—	14,427	(3,943)	2002	3/3/2014	(1)
HarborChase of Plainfield Plainfield, Illinois	—	1,596	21,832	160	365	—	1,756	22,197	—	23,953	(6,470)	2010	3/28/2014	(1)
Legacy Ranch Alzheimer’s Special Care Center Midland, Texas	—	917	9,982	34	555	—	951	10,537	—	11,488	(3,036)	2012	3/28/2014	(1)
The Springs Alzheimer’s Special Care Center San Angelo, Texas	—	595	9,658	9	210	—	604	9,868	—	10,472	(2,932)	2012	3/28/2014	(1)

CNL HEALTHCARE PROPERTIES, INC. AND SUBSIDIARIES

SCHEDULE III — REAL ESTATE AND ACCUMULATED DEPRECIATION (CONTINUED)

AS OF DECEMBER 31, 2024 (in thousands)

		Initial Costs		Costs Capitalized Subsequent to Acquisition			Gross Amounts at which Carried at Close of Period (2)							Life on which depreciation in latest income statement is computed
Property/ Location	Encum- brances	Land & Land Improvements	Building and Building Improvements	Land & Land Improvements	Building and Building Improvements	Construction in Process	Land & Land Improvements	Building and Building Improvements	Construction in Process	Total	Accumulated Depreciation	Date of Construction	Date Acquired
Isle at Watercrest - Bryan Bryan, Texas	—	3,223	40,581	90	3,266	—	3,313	43,846	—	47,159	(13,017)	2011	4/21/2014	(1)
Isle at Watercrest - Mansfield Mansfield, Texas (“Dallas/Fort Worth”)	—	997	24,635	8	513	—	1,005	25,148	—	26,153	(7,086)	2011	5/5/2014	(1)
Watercrest at Katy Katy, Texas (“Houston”)	—	4,000	—	142	34,421	—	4,142	34,421	—	38,563	(7,412)	2016	6/27/2014	(1)
Watercrest at Mansfield Mansfield, Texas (“Dallas/Fort Worth”)	—	2,191	42,740	53	1,728	—	2,244	44,468	—	46,712	(12,468)	2010	6/30/2014	(1)
HarborChase of Shorewood Shorewood, Wisconsin (“Milwaukee”)	—	2,200	—	304	19,890	—	2,504	19,890	—	22,394	(4,811)	2015	7/8/2014	(1)
Fairfield Village of Layton Layton, Utah (“Salt Lake City”)	—	5,217	54,167	382	803	—	5,599	54,970	—	60,569	(15,760)	2010	11/20/2014	(1)

CNL HEALTHCARE PROPERTIES, INC. AND SUBSIDIARIES

SCHEDULE III — REAL ESTATE AND ACCUMULATED DEPRECIATION (CONTINUED)

AS OF DECEMBER 31, 2024 (in thousands)

		Initial Costs		Costs Capitalized Subsequent to Acquisition			Gross Amounts at which Carried at Close of Period (2)							Life on which depreciation in latest income statement is computed
Property/ Location	Encum- brances	Land & Land Improvements	Building and Building Improvements	Land & Land Improvements	Building and Building Improvements	Construction in Process	Land & Land Improvements	Building and Building Improvements	Construction in Process	Total	Accumulated Depreciation	Date of Construction	Date Acquired
Primrose Retirement Center of Anderson Anderson, Indiana (“Muncie”)	—	1,342	19,083	47	39	—	1,389	19,122	—	20,511	(5,176)	2008	5/29/2015	(1)
Primrose Retirement Center of Lancaster Lancaster, Ohio (“Columbus”)	$—	$2,840	$21,884	$51	$377	$—	$2,891	$22,261	$—	$25,152	$(6,596)	2007	5/29/2015	(1)
Primrose Retirement Center of Wausau Wausau, Wisconsin (“Green Bay”)	—	1,089	18,653	3	46	—	1,092	18,699	—	19,791	(4,852)	2008	5/29/2015	(1)
Superior Residences of Panama City Panama City Beach, Florida	—	2,099	19,367	14	1,526	—	2,113	20,893	—	23,006	(5,310)	2015	7/15/2015	(1)
The Hampton at Meadows Place Fort Bend, Texas (“Houston”)	—	715	24,281	11	575	—	726	24,856	—	25,582	(6,131)	2007/2013/ 2014	7/31/2015	(1)

CNL HEALTHCARE PROPERTIES, INC. AND SUBSIDIARIES

SCHEDULE III — REAL ESTATE AND ACCUMULATED DEPRECIATION (CONTINUED)

AS OF DECEMBER 31, 2024 (in thousands)

		Initial Costs		Costs Capitalized Subsequent to Acquisition			Gross Amounts at which Carried at Close of Period (2)							Life on which depreciation in latest income statement is computed
Property/ Location	Encum- brances	Land & Land Improvements	Building and Building Improvements	Land & Land Improvements	Building and Building Improvements	Construction in Process	Land & Land Improvements	Building and Building Improvements	Construction in Process	Total	Accumulated Depreciation	Date of Construction	Date Acquired
The Pavilion at Great Hills Austin, Texas	—	1,783	29,318	71	451	—	1,854	29,769	—	31,623	(7,413)	2010	7/31/2015	(1)
The Beacon at Gulf Breeze Gulf Breeze, Florida (“Pensacola”)	—	824	24,106	96	455	—	920	24,561	—	25,481	(6,322)	2008	7/31/2015	(1)
Parc at Piedmont Marietta, Georgia (“Atlanta”)	—	3,529	43,080	38	2,227	—	3,567	45,307	—	48,874	(11,491)	2001/2011	7/31/2015	(1)
Parc at Duluth Duluth, Georgia (“Atlanta”)	—	5,951	42,458	102	3,408	—	6,053	45,866	—	51,919	(11,388)	2003/2012	7/31/2015	(1)
Waterstone on Augusta Greenville, South Carolina	—	2,253	—	2,117	20,953	—	4,370	20,954	—	25,324	(5,242)	2017	8/31/2015	(1)
Wellmore of Lexington Lexington, South Carolina (“Columbia”)	—	2,300	—	3,219	43,149	—	5,519	43,148	—	48,667	(9,886)	2017	9/14/2015	(1)
Palmilla Senior Living Albuquerque, New Mexico	—	4,701	38,321	93	402	—	4,794	38,723	—	43,517	(9,804)	2013	9/30/2015	(1)

CNL HEALTHCARE PROPERTIES, INC. AND SUBSIDIARIES

SCHEDULE III — REAL ESTATE AND ACCUMULATED DEPRECIATION (CONTINUED)

AS OF DECEMBER 31, 2024 (in thousands)

		Initial Costs		Costs Capitalized Subsequent to Acquisition			Gross Amounts at which Carried at Close of Period (2)							Life on which depreciation in latest income statement is computed
Property/ Location	Encum- brances	Land & Land Improvements	Building and Building Improvements	Land & Land Improvements	Building and Building Improvements	Construction in Process	Land & Land Improvements	Building and Building Improvements	Construction in Process	Total	Accumulated Depreciation	Date of Construction	Date Acquired
Cedar Lake Assisted Living and Memory Care Lake Zurich, Illinois (“Chicago”)	—	2,412	25,126	49	172	—	2,461	25,298	—	27,759	(6,399)	2014	9/30/2015	(1)
The Shores of Lake Phalen Maplewood, Minnesota (“St. Paul”)	—	2,724	25,093	18	138	—	2,742	25,231	—	27,973	(6,286)	2012	11/10/2015	(1)
Dogwood Forest of Grayson Grayson, Georgia	—	1,788	—	126	22,096	—	1,914	22,096	—	24,010	(4,326)	2017	11/24/2015	(1)
Park Place Senior Living at WingHaven O’Fallon, Missouri (“St. Louis”)	—	1,283	48,221	151	1,402	—	1,434	49,623	—	51,057	(12,012)	2006/2014	12/17/2015	(1)
Hearthside Senior Living of Collierville Collierville, Tennessee (“Memphis”)	—	1,756	13,379	75	49	—	1,831	13,428	—	15,259	(3,393)	2014	12/29/2015	(1)

CNL HEALTHCARE PROPERTIES, INC. AND SUBSIDIARIES

SCHEDULE III — REAL ESTATE AND ACCUMULATED DEPRECIATION (CONTINUED)

AS OF DECEMBER 31, 2024 (in thousands)

		Initial Costs		Costs Capitalized Subsequent to Acquisition			Gross Amounts at which Carried at Close of Period (2)							Life on which depreciation in latest income statement is computed
Property/ Location	Encum- brances	Land & Land Improvements	Building and Building Improvements	Land & Land Improvements	Building and Building Improvements	Construction in Process	Land & Land Improvements	Building and Building Improvements	Construction in Process	Total	Accumulated Depreciation	Date of Construction	Date Acquired
Albuquerque, New Mexico – Vacant Land Albuquerque, New Mexico	$—	$1,056	$—	$—	$—	$—	$1,056	$—	$—	$1,056	$—	—	9/7/2017	(1)
Finton Assisted Living Vinton, Iowa	2,377	1,083	3,439	3	15	—	1,086	3,454	—	4,540	(403)	2007	8/31/2012	(1)
Webster City Assisted Living Webster City, Iowa	2,161	912	3,794	84	19	—	996	3,813	—	4,809	(458)	2007	8/31/2012	(1)
Nevada Assisted Living Nevada, Iowa	4,828	1,749	7,196	11	—	—	1,760	7,196	—	8,956	(532)	2011	8/31/2012	(1)
Grinnell Assisted Living Grinnell, Iowa	4,611	1,690	4,454	53	30	—	1,743	4,484	—	6,227	(534)	2005	4/2/2013	(1)
Indianola Assisted Living Indianola, Iowa	1,873	986	3,369	10	41	—	996	3,410	—	4,406	(379)	2004	4/2/2013	(1)

	$15,850	$123,155	$1,267,517	$15,152	$244,723	$—	$138,307	$1,512,240	$—	$1,650,547	$(425,448)

CNL HEALTHCARE PROPERTIES, INC. AND SUBSIDIARIES

SCHEDULE III — REAL ESTATE AND ACCUMULATED DEPRECIATION (CONTINUED)

AS OF DECEMBER 31, 2024 (in thousands)

Transactions in real estate and accumulated depreciation as of December 31, 2024 are as follows:

Balance December 31, 2021	$1,630,482	Balance December 31, 2021	$(303,767)
2022 Acquisitions (3)	28,672	2022 Depreciation	(43,781)
2022 Improvements	11,339	2022 Accumulated depreciation on dispositions	9,198
2022 Dispositions	(38,525)	Balance December 31, 2022	(338,350)

Balance December 31, 2022	1,631,968	2023 Depreciation	(43,220)
2023 Improvements	8,004	2023 Accumulated depreciation on dispositions	—

2023 Dispositions	—	Balance December 31, 2023	(381,570)

Balance at December 31, 2023	1,639,972	2024 Depreciation	(43,878)
2024 Improvements	10,575	2024 Accumulated depreciation on dispositions	—

2024 Dispositions	—	Balance December 31, 2024	$(425,448)

Balance at December 31, 2024	$1,650,547

FOOTNOTES:

(1)	Buildings and building improvements are depreciated over 39 and 15 years, respectively. Tenant improvements are depreciated over the terms of their respective leases.
(2)	The aggregate cost for federal income tax purposes is approximately $1.8 billion.
(3)	Represents the consolidation of the five properties held by the Windsor Manor Joint Venture, effective January 1, 2022.

Condensed Consolidated Financial Information

CNL HEALTHCARE PROPERTIES, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)

(in thousands, except per share data)

ASSETS	September 30, 2025	December 31, 2024
Real estate investment properties, net	$1,217,132	$1,244,663
Cash	57,696	44,011
Restricted cash	2,390	1,602
Other assets	15,230	19,095
Deferred rent, lease incentives and intangibles, net	9,290	9,970

Total assets	$1,301,738	$1,319,341

LIABILITIES AND EQUITY
Liabilities:
Mortgages and other notes payable, net	$—	$15,790
Credit facilities, net	563,293	550,347
Accounts payable and accrued liabilities	32,143	28,871
Other liabilities	11,281	11,225
Due to related parties	1,412	1,327

Total liabilities	608,129	607,560

Commitments and contingencies (Note 10)
Stockholders’ equity:
Preferred stock, $0.01 par value per share, 200,000 shares authorized; none issued or outstanding	—	—
Excess shares, $0.01 par value per share, 300,000 shares authorized; none issued or outstanding	—	—
Common stock, $0.01 par value per share, 1,120,000 shares authorized, 187,958 shares issued and 175,274 shares outstanding	1,739	1,739
Capital in excess of par value	1,515,799	1,515,799
Accumulated income	54,610	60,248
Accumulated distributions	(878,291)	(864,932)
Accumulated other comprehensive loss	(248)	(1,073)

Total stockholders’ equity	693,609	711,781

Total liabilities and equity	$1,301,738	$1,319,341

See accompanying notes to condensed consolidated financial statements.

CNL HEALTHCARE PROPERTIES, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

(in thousands, except per share data)

	Quarter Ended		Nine Months Ended
	September 30,		September 30,
	2025	2024	2025	2024
Revenues:
Rental income and related revenues	$7,551	$6,920	$21,387	$20,539
Resident fees and services	91,743	85,877	270,910	252,223

Total revenues	99,294	92,797	292,297	272,762

Operating expenses:
Property operating expenses	66,439	62,582	195,186	181,772
General and administrative expenses	2,537	1,841	7,054	6,251
Asset management fees	3,452	3,337	10,393	10,011
Property management fees	4,537	4,277	13,410	12,429
Depreciation and amortization	12,901	12,619	38,810	37,785

Total operating expenses	89,866	84,656	264,853	248,248

Operating income	9,428	8,141	27,444	24,514
Other income (expense):
Interest and other income	113	356	376	945
Interest expense and loan cost amortization	(10,938)	(11,527)	(32,961)	(34,564)

Total other expense	(10,825)	(11,171)	(32,585)	(33,619)

Loss before income taxes	(1,397)	(3,030)	(5,141)	(9,105)
Income tax expense	(181)	(125)	(497)	(363)

Net loss	(1,578)	(3,155)	(5,638)	(9,468)
Less: Amounts attributable to noncontrolling interests	—	19	—	43

Net loss attributable to common stockholders	$(1,578)	$(3,174)	$(5,638)	$(9,511)

Net loss per share of common stock (basic and diluted)	$(0.01)	$(0.02)	$(0.03)	$(0.05)

Weighted average number of shares of common stock outstanding (basic and diluted)	173,942	173,942	173,942	173,942

See accompanying notes to condensed consolidated financial statements.

CNL HEALTHCARE PROPERTIES, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS) (UNAUDITED)

(in thousands)

	Quarter Ended		Nine Months Ended
	September 30,		September 30,
	2025	2024	2025	2024
Net loss	$(1,578)	$(3,155)	$(5,638)	$(9,468)

Other comprehensive income (loss):
Unrealized gain (loss) on derivative financial instruments	158	(4,561)	825	(621)

Total other comprehensive income (loss)	158	(4,561)	825	(621)

Comprehensive loss	(1,420)	(7,716)	(4,813)	(10,089)
Less: Comprehensive income attributable to noncontrolling interest	—	19	—	43

Comprehensive loss attributable to common stockholders	$(1,420)	$(7,735)	$(4,813)	$(10,132)

See accompanying notes to condensed consolidated financial statements.

CNL HEALTHCARE PROPERTIES, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

QUARTER AND NINE MONTHS ENDED SEPTEMBER 30, 2025 (UNAUDITED)

(in thousands, except per share data)

						Accumulated
	Common Stock		Capital in			Other
	Number	Par	Excess of	Accumulated	Accumulated	Comprehensive	Total
	of Shares	Value	Par Value	Income	Distributions	Income (Loss)	Equity
Balance at June 30, 2025	173,942	$1,739	$1,515,799	$56,188	$(873,838)	$(406)	$699,482
Net loss	—	—	—	(1,578)	—	—	(1,578)
Other comprehensive income	—	—	—	—	—	158	158
Cash distributions declared ($0.0256 per share)	—	—	—	—	(4,453)	—	(4,453)

Balance at September 30, 2025	173,942	$1,739	$1,515,799	$54,610	$(878,291)	$(248)	$693,609

						Accumulated
	Common Stock		Capital in			Other
	Number	Par	Excess of	Accumulated	Accumulated	Comprehensive	Total
	of Shares	Value	Par Value	Income	Distributions	Income (Loss)	Equity
Balance at December 31, 2024	173,942	$1,739	$1,515,799	$60,248	$(864,932)	$(1,073)	$711,781
Net loss	—	—	—	(5,638)	—	—	(5,638)
Other comprehensive income	—	—	—	—	—	825	825
Cash distributions declared ($0.0768 per share)	—	—	—	—	(13,359)	—	(13,359)

Balance at September 30, 2025	173,942	$1,739	$1,515,799	$54,610	$(878,291)	$(248)	$693,609

See accompanying notes to condensed consolidated financial statements.

CNL HEALTHCARE PROPERTIES, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

QUARTER AND NINE MONTHS ENDED SEPTEMBER 30, 2024 (UNAUDITED)

(in thousands, except per share data)

						Accumulated
	Common Stock		Capital in			Other	Total	Non-
	Number	Par	Excess of	Accumulated	Accumulated	Comprehensive	Stockholders’	controlling	Total
	of Shares	Value	Par Value	Income	Distributions	Income (Loss)	Equity	Interest	Equity
Balance at June 30, 2024	173,942	$1,739	$1,516,806	$68,373	$(856,026)	$1,368	$732,260	$501	$732,761
Net (loss) income	—	—	—	(3,174)	—	—	(3,174)	19	(3,155)
Other comprehensive loss	—	—	—	—	—	(4,561)	(4,561)	—	(4,561)
Cash distributions declared ($0.0256 per share)	—	—	—	—	(4,453)	—	(4,453)	—	(4,453)

Balance at September 30, 2024	173,942	$1,739	$1,516,806	$65,199	$(860,479)	$(3,193)	$720,072	$520	$720,592

						Accumulated
	Common Stock		Capital in			Other	Total	Non-
	Number	Par	Excess of	Accumulated	Accumulated	Comprehensive	Stockholders’	controlling	Total
	of Shares	Value	Par Value	Income	Distributions	Income (Loss)	Equity	Interest	Equity
Balance at December 31, 2023	173,942	$1,739	$1,516,806	$74,710	$(847,120)	$(2,572)	$743,563	$477	$744,040
Net (loss) income	—	—	—	(9,511)	—	—	(9,511)	43	(9,468)
Other comprehensive loss	—	—	—	—	—	(621)	(621)	—	(621)
Cash distributions declared ($0.0768 per share)	—	—	—	—	(13,359)	—	(13,359)	—	(13,359)

Balance at September 30, 2024	173,942	$1,739	$1,516,806	$65,199	$(860,479)	$(3,193)	$720,072	$520	$720,592

See accompanying notes to condensed consolidated financial statements.

CNL HEALTHCARE PROPERTIES, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

(in thousands)

	Nine Months Ended September 30,
	2025	2024
Operating activities:
Net cash flows provided by operating activities	$43,892	$30,965

Investing activities:
Capital expenditures	(11,174)	(9,165)

Net cash flows used in investing activities	(11,174)	(9,165)

Financing activities:
Distributions to stockholders	(13,359)	(13,359)
Repayments on credit facilities	(5,000)	(10,000)
Draws under credit facilities	16,000	—
Purchase of interest rate cap	—	(100)
Principal payments on mortgages and other notes payable	(15,850)	(654)
Other financing activities	(36)	(14)

Net cash flows used in financing activities	(18,245)	(24,127)

Net increase (decrease) in cash and restricted cash	14,473	(2,327)
Cash and restricted cash at beginning of period	45,613	55,888

Cash and restricted cash at end of period	$60,086	$53,561

See accompanying notes to condensed consolidated financial statements.

CNL HEALTHCARE PROPERTIES, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE QUARTER AND NINE MONTHS ENDED SEPTEMBER 30, 2025 (UNAUDITED)

1.	Organization

CNL Healthcare Properties, Inc. (the “Company”) is a Maryland corporation that elected to be taxed as a real estate investment trust (“REIT”) for United States (“U.S.”) federal income tax purposes. The Company has been and intends to continue to be organized and operate in a manner that allows it to remain qualified as a REIT for U.S. federal income tax purposes. The Company conducts substantially all of its operations either directly or indirectly through: (1) an operating partnership, CHP Partners, LP (“Operating Partnership”), in which the Company is the sole limited partner and its wholly-owned subsidiary, CHP GP, LLC, is the sole general partner; (2) a wholly-owned taxable REIT subsidiary (“TRS”), CHP TRS Holding, Inc.; (3) property owner and lender subsidiaries, which are single purpose entities; and (4) through November 1, 2024, an investment in a consolidated joint venture.

The Company is externally managed and advised by CNL Healthcare Corp. (“Advisor”), which is an affiliate of CNL Financial Group, LLC (“Sponsor”). The Sponsor is an affiliate of CNL Financial Group, Inc. (“CNL”). The Advisor is responsible for managing the Company’s day-to-day operations, serving as a consultant in connection with policy decisions to be made by the board of directors, and for identifying, recommending and executing on possible strategic alternatives and dispositions on the Company’s behalf pursuant to an advisory agreement among the Company, the Operating Partnership and the Advisor (as amended, the “Advisory Agreement”). Substantially all of the Company’s operating, administrative and certain property management services are provided by affiliates of the Advisor. In addition, certain property management services are provided by third-party property managers.

In 2017, the Company began evaluating possible strategic alternatives to provide liquidity to the Company’s stockholders. As part of executing under possible strategic alternatives, the Company’s board of directors committed to a plan to sell 70 properties, which included medical office buildings, post-acute care facilities, acute care hospitals and several skilled nursing facilities across the U.S. The Company completed the sale of the last of the 70 properties in 2022. On November 4, 2025, the Company entered into a merger agreement with an unrelated third party, as described further in Note 11. “Subsequent Events”.

As of September 30, 2025, the Company’s seniors housing portfolio was geographically diversified with properties in 26 states and consisted of interests in 70 properties, including 69 seniors housing communities and one vacant land parcel. The Company has primarily leased its seniors housing properties to wholly-owned TRS entities and engaged independent third-party managers under management agreements to operate the properties under the REIT Investment Diversification and Empowerment Act of 2007 (“RIDEA”) structures; however, the Company has also leased some of its properties to third-party tenants under triple-net or similar lease structures, where the tenant bears all or substantially all of the costs (including cost increases, for real estate taxes, utilities, insurance and ordinary repairs).

2.	Summary of Significant Accounting Policies

Basis of Presentation and Consolidation — The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with the instructions to Form 10-Q and do not include all of the information and note disclosures required by generally accepted accounting principles in the U.S. (“GAAP”). The unaudited condensed consolidated financial statements reflect all normal recurring adjustments, which, in the opinion of management, are necessary for the fair statement of the Company’s results for the interim period presented. Operating results for the nine months ended September 30, 2025 may not be indicative of the results that may be expected for the year ending December 31, 2025. Amounts as of December 31, 2024 included in the unaudited condensed consolidated financial statements have been derived from audited consolidated financial

CNL HEALTHCARE PROPERTIES, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE QUARTER AND NINE MONTHS ENDED SEPTEMBER 30, 2025 (UNAUDITED)

2.	Summary of Significant Accounting Policies (continued)

statements as of that date but do not include all disclosures required by GAAP. These unaudited condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2024.

The accompanying unaudited condensed consolidated financial statements include the Company’s accounts and the accounts of wholly owned subsidiaries. All material intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates — The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the consolidated financial statements, the reported amounts of revenues and expenses during the reporting periods and the disclosure of contingent liabilities. For example, significant assumptions are made in the analysis of real estate impairments (when such impairments exist), the valuation of contingent assets and liabilities, and the valuation of restricted common stock (“Restricted Stock”) shares issued to the Advisor through December 31, 2016 pursuant to the Company’s Expense Support Agreement with the Advisor (the “Expense Support Agreement”). Accordingly, actual results could differ from those estimates.

Reclassifications — Certain amounts in the prior years’ consolidated financial statements and schedules have been reclassified to conform to the current year’s presentation.

Recently Adopted Accounting Pronouncements — In December 2023, the FASB issued ASU No. 2023-09, “Improvements to Income Tax Disclosures (Topic 740),” which requires entities to disclose in their rate reconciliation table additional categories of information about federal, state and foreign income taxes as well as additional information about reconciling items if certain quantitative thresholds are met. This pronouncement will require all entities to disclose income taxes paid, net of refunds, disaggregated by federal (national), state and foreign taxes for annual periods and to disaggregate the information by jurisdiction based on a quantitative threshold. The pronouncement was effective for fiscal years beginning after December 15, 2024 and all entities are required to apply the guidance prospectively, with the option to apply it retrospectively. The Company is currently evaluating the impact that the adoption of this pronouncement will have on the Company’s annual tax disclosures.

Recent Accounting Pronouncements — In November 2024, the FASB issued ASU 2024-03, “Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses”, which requires disaggregated disclosures in the notes of the financial statements of certain categories of expenses that are included in expense line items on the face of the income statement. This pronouncement is effective for annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027. Early adoption is permitted. The Company is in the process of evaluating the impact that the adoption of this pronouncement will have on the Company’s consolidated financial statements and disclosures.

CNL HEALTHCARE PROPERTIES, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE QUARTER AND NINE MONTHS ENDED SEPTEMBER 30, 2025 (UNAUDITED)

3.	Revenue

The following table presents disaggregated revenue related to the Company’s resident fees and services during the quarter and nine months ended September 30, 2025 and 2024:

	Quarter Ended September 30,
	Number of Units		Revenues (in millions)		Percentage of Revenues
Resident fees and services:	2025	2024	2025	2024	2025	2024
Independent living	2,223	2,222	$23.0	$22.0	25.1%	25.6%
Assisted living	3,048	3,048	46.6	42.9	50.8	49.9
Memory care	923	923	17.7	16.8	19.3	19.6
Other revenues	—	—	4.4	4.2	4.8	4.9

	6,194	6,193	$91.7	$85.9	100.0%	100.0%

	Nine Months Ended September 30,
	Number of Units		Revenues (in millions)		Percentage of Revenues
Resident fees and services:	2025	2024	2025	2024	2025	2024
Independent living	2,223	2,222	$68.4	$64.9	25.2%	25.7%
Assisted living	3,048	3,048	137.4	125.3	50.7	49.7
Memory care	923	923	51.9	49.4	19.2	19.6
Other revenues	—	—	13.2	12.6	4.9	5.0

	6,194	6,193	$270.9	$252.2	100.0%	100.0%

4.	Real Estate Assets, net

The gross carrying amount and accumulated depreciation of the Company’s real estate assets as of September 30, 2025 and December 31, 2024 are as follows (in thousands):

	September 30, 2025	December 31, 2024
Land and land improvements	$138,928	$138,307
Building and building improvements	1,518,992	1,512,240
Furniture, fixtures and equipment	121,509	118,216
Less: accumulated depreciation	(562,297)	(524,100)

Real estate investment properties, net	$1,217,132	$1,244,663

Depreciation expense on the Company’s real estate investment properties, net was approximately $12.9 million and $38.8 million for the quarter and nine months ended September 30, 2025, respectively, and approximately $12.6 million and $37.7 million for the quarter and nine months ended September 30, 2024, respectively.

5.	Operating Leases

As of September 30, 2025, the Company owned 15 seniors housing properties that were leased to two tenants under triple-net operating leases. Under the terms of the Company’s triple-net lease agreements, each tenant is responsible for the payment of property taxes, general liability insurance, utilities, repairs and maintenance,

CNL HEALTHCARE PROPERTIES, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE QUARTER AND NINE MONTHS ENDED SEPTEMBER 30, 2025 (UNAUDITED)

5.	Operating Leases (continued)

including structural and roof maintenance expenses. Each tenant is expected to pay real estate taxes directly to the taxing authorities and, therefore, such amounts are not included in the Company’s consolidated financial statements.

In May 2025, the Company entered into new leases with one tenant covering 13 properties that were scheduled to expire in May and December 2025. The new leases will expire in May 2030. As of September 30, 2025, the Company’s triple-net operating leases had a weighted average remaining lease term of 5.3 years based on annualized base rents expiring between 2030 and 2032. The Company’s tenants hold options to extend the lease terms at certain properties for five-year periods, which are generally subject to terms and conditions similar to those provided under the initial lease term, including rent increases. The reported lease term is determined based on the non-cancellable periods of the Company’s leases unless economic incentives make it reasonably certain that an extension option will be exercised, in which case the Company includes the extended lease term.

The following are future minimum lease payments for the Company’s 15 seniors housing properties to be received under non-cancellable operating leases for the remainder of 2025, each of the next four years and thereafter, in the aggregate, as of September 30, 2025 (in thousands):

2025	$6,943
2026	28,048
2027	28,598
2028	29,171
2029	29,756
Thereafter	31,504

$154,020

The future minimum lease payments to be received reported in the table above exclude straight-line rent adjustments and base rent attributable to any renewal options exercised by the tenants in the future. Several of our operating leases include options to extend the lease term. For purposes of determining the lease term, we exclude these extension periods unless it is reasonably certain at lease commencement that the extension options will be exercised.

6.	Indebtedness

In March 2025, the Company repaid secured indebtedness of approximately $15.8 million, consisting of debt collateralized by five properties in advance of its scheduled maturity in February 2026 using available borrowings under its $250 million senior unsecured revolving credit facility (the “2023 Revolving Credit Facility”). In April 2025, the Company used cash on hand to pay down approximately $5.0 million of amounts outstanding under the 2023 Revolving Credit Facility.

CNL HEALTHCARE PROPERTIES, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE QUARTER AND NINE MONTHS ENDED SEPTEMBER 30, 2025 (UNAUDITED)

6.	Indebtedness (continued)

The following is a schedule of future principal payments for the Company’s total indebtedness for the remainder of 2025, each of the next four years and thereafter, in the aggregate, as of September 30, 2025 (in thousands):

2025	$—
2026	565,000
2027	—
2028	—
2029	—
Thereafter	—

$565,000

The Company has approximately $565.0 million outstanding under its unsecured term loan and the 2023 Revolving Credit Facility (collectively the “2023 Credit Facilities”), as of the balance sheet date which mature in May 2026. As of the balance sheet date, the Company does not have sufficient cash on hand to satisfy these obligations. Based on management’s historical experience in the debt market, and initial indications from the market and discussions with existing and potential lenders, the Company believes it is probable it will be successful in refinancing the amounts outstanding under the 2023 Credit Facilities. The Company’s low leverage profile, along with current and anticipated cash flows, are expected to be sufficient to support a refinancing of the current outstanding indebtedness while maintaining reasonable debt service coverage ratios. There can be no assurance that the refinancing will occur or will occur on the terms currently contemplated. If sufficient refinancing cannot be arranged under an unsecured facility to satisfy the outstanding obligations due in May 2026, it may impact the Company’s ability to continue its operations. The Company believes it has other options to meet its obligation. These other options include, but are not limited to, refinancing with lending institutions as a secured loan facility, issuing mortgages collateralized by unencumbered properties in its portfolio and/or selling all or a portion of the Company’s properties and using net sales proceeds to satisfy the obligation.

The following table provides the details of the fair market value and carrying value of the Company’s indebtedness as of September 30, 2025 and December 31, 2024 (in millions):

	September 30, 2025		December 31, 2024
	Fair Value	Carrying Value	Fair Value	Carrying Value
Mortgages and other notes payable, net	$—	$—	$15.9	$15.7

Credit facilities, net (1)	$565.0	$563.3	$554.0	$550.3

FOOTNOTE:

(1)	The carrying value of credit facilities, net includes unamortized debt issuance costs of approximately $1.7 million and $3.7 million as of September 30, 2025 and December 31, 2024, respectively.

These fair market values are based on current rates and spreads the Company would expect to obtain for similar borrowings. Since this methodology includes inputs that are less observable by the public and are not necessarily reflected in active markets, the measurement of the estimated fair values related to the Company’s mortgage notes payable is categorized as Level 3 on the three-level valuation hierarchy.

The Company’s 2023 Credit Facilities contain affirmative, negative, and financial covenants which are customary for loans of this type, including (but not limited to): (i) maximum leverage, (ii) minimum fixed charge

CNL HEALTHCARE PROPERTIES, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE QUARTER AND NINE MONTHS ENDED SEPTEMBER 30, 2025 (UNAUDITED)

6.	Indebtedness (continued)

coverage ratio, (iii) minimum consolidated net worth, (iv) restrictions on payments of cash distributions except if required by REIT requirements, (v) maximum secured indebtedness, (vi) maximum secured recourse debt, (vii) minimum unsecured interest coverage, (viii) maximum unsecured indebtedness ratio, and (ix) limitations on certain types of investments and with respect to the pool of properties supporting borrowings under the 2023 Credit Facilities, minimum weighted average occupancy, and remaining lease terms, as well as property type, MSA, operator, and asset value concentration limits. The limitations on distributions generally include a limitation on the extent of allowable distributions, which are not to exceed the greater of 70% of adjusted FFO (as defined per the 2023 Credit Facilities) and the minimum amount of distributions required to maintain the Company’s REIT status. As of September 30, 2025, the Company was in compliance with all financial covenants related to its 2023 Credit Facilities.

7.	Related Party Arrangements

The Company paid approximately $0.03 million and $0.10 million during each of the quarters and nine months ended September 30, 2025 and 2024, respectively, of cash distributions on Restricted Stock issued through December 31, 2016. These amounts have been recognized as compensation expense and included in general and administrative expenses in the accompanying condensed consolidated statements of operations. In May 2025, the Company renewed its Advisory Agreement with the Advisor for a one-year term ending June 30, 2026.

The expenses and fees incurred by and reimbursable to the Company’s related parties for the quarters and nine months ended September 30, 2025 and 2024, and related amounts unpaid as of September 30, 2025 and December 31, 2024 are as follows (in thousands):

	Quarter Ended September 30,		Nine Months Ended September 30,		Unpaid amounts as of (1)
	2025	2024	2025	2024	September 30, 2025	December 31, 2024
Reimbursable expenses:
Operating expenses (2)	$752	$619	$2,117	$2,082	$261	$211

	752	619	2,117	2,082	261	211

Asset management fees	3,452	3,337	10,393	10,011	1,151	1,116

	$4,204	$3,956	$12,510	$12,093	$1,412	$1,327

FOOTNOTES:

(1)	Amounts are recorded as due to related parties in the accompanying condensed consolidated balance sheets.
(2)

Amounts are recorded as general and administrative expenses in the accompanying condensed consolidated statements of operations unless such amounts represent prepaid expenses, which are capitalized in the accompanying condensed consolidated balance sheets in other assets.

CNL HEALTHCARE PROPERTIES, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE QUARTER AND NINE MONTHS ENDED SEPTEMBER 30, 2025 (UNAUDITED)

8.	Derivative Financial Instruments

The following summarizes the terms of the Company’s interest rate swaps and the corresponding liability as of September 30, 2025 and December 31, 2024 (in thousands):

Notional Amount(1)	Strike	Credit Spread(2)	Trade	Forward	Maturity Date	Fair Value Liability as of
						September 30, 2025	December 31, 2024
Swaps
$267,000	4.40%	2.35%	12/7/2023	12/1/2023	12/1/2025	$(163)	$(689)
$ 80,000	4.54%	2.35%	12/8/2023	12/1/2023	12/1/2025	$(68)	$(307)
$ 20,000	4.54%	2.35%	12/8/2023	12/1/2023	12/1/2025	$(17)	$(77)

FOOTNOTES:

(1)	Amounts related to the interest swaps held by the Company are recorded at fair value and included in other liabilities in the accompanying condensed consolidated balance sheets.
(2)	The all-in rates are equal to the sum of the Strike and Credit Spread detailed above.

As of December 31, 2024, the Company had one interest rate cap with a fair value of $0.0 million which matured in January 2025. In January 2025, the Company replaced this interest rate cap and purchased a short-term interest rate cap for $0.06 million, related to approximately $16.0 million of variable rate secured indebtedness with a notional value of $8.0 million and a strike price of 3.0%. In connection with the March 2025 repayment of this secured indebtedness described in Note 6. “Indebtedness”, the Company terminated the interest rate cap and received $0.03 million in termination proceeds. As of September 30, 2025, the Company did not have any interest rate caps.

During the nine months ended September 30, 2025, the Company reclassified approximately $0.03 million from accumulated other comprehensive income (loss) into earnings related to the Company’s interest rate caps. During the quarter and nine months ended September 30, 2024, the Company reclassified approximately $0.05 million and $0.1 million, respectively, from accumulated other comprehensive income (loss) into earnings related to the Company’s interest rate caps. The losses reclassified into earnings from accumulated other comprehensive income (loss) were reported in interest expense and loan cost amortization in the condensed consolidated statements of operations.

No amounts related to the Company’s interest rate swaps were reclassified into earnings during the quarters and nine months ended September 30, 2025 and 2024. The Company does not expect any amounts related to interest rate swaps to be reclassified into earnings in the next 12 months.

Although the Company has determined that the majority of the inputs used to value its derivative financial instruments fall within Level 2 of the fair value hierarchy, the credit valuation adjustments associated with its derivatives utilize Level 3 inputs, such as estimates of current credit spreads, to evaluate the likelihood of default by the Company and its counterparties. The Company has assessed the significance of the impact of the credit valuation adjustments on the overall valuation of its derivative financial positions and has determined that such impact is not significant to the overall valuation of its derivative financial instruments. As a result, the Company determined that its derivative financial instruments valuation in its entirety is classified in Level 2 of the fair value hierarchy. Determining fair value requires management to make certain estimates and judgments. Changes in assumptions could have a positive or negative impact on the estimated fair values of such instruments which could, in turn, impact the Company’s results of operations.

CNL HEALTHCARE PROPERTIES, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE QUARTER AND NINE MONTHS ENDED SEPTEMBER 30, 2025 (UNAUDITED)

9.	Segment Information

Operating segments are components of an entity for which separate financial information is available and is evaluated regularly by the chief operating decision maker (“CODM”) in deciding how to allocate resources and assess performance. Management evaluates the Company’s seniors housing properties regardless of type or ownership structure as a single reportable segment as a result of aggregating multiple operating segments, because all of the Company’s properties have similar economic characteristics and provide similar services to similar types of residents. The CODM consists of the Company’s Chief Executive Officer and the Senior Vice President who oversees asset management and operations.

The CODM has concluded that the measure of operating performance most consistent with the Company’s consolidated financial statements by which the CODM assesses segment performance and allocates resources is net operating income (“NOI”). NOI is used as a key performance metric by the CODM for internal monitoring and planning purposes, including the preparation of annual operating budgets and monthly operating reviews, as well as to facilitate analysis of future investment and business decisions. The CODM does not receive asset information by segment.

NOI, defined as total revenues less the property operating expenses and property management fees from managed properties (collectively the significant expenses), is reconciled to consolidated net loss in the table below (in thousands):

	Quarter Ended September 30,		Nine Months Ended September 30,
	2025	2024	2025	2024
Revenues:
Rental income and related revenues	$7,551	$6,920	$21,387	$20,539
Resident fees and services	91,743	85,877	270,910	252,223

Total revenues	99,294	92,797	292,297	272,762

Property operating expenses:
Property operating expenses	66,439	62,582	195,186	181,772
Property management fees	4,537	4,277	13,410	12,429

Total property operating expenses	70,976	66,859	208,596	194,201

Net operating income (NOI)	28,318	25,938	83,701	78,561

Other expenses (income):
General and administrative expenses	2,537	1,841	7,054	6,251
Asset management fees	3,452	3,337	10,393	10,011
Depreciation and amortization	12,901	12,619	38,810	37,785
Interest and other income	(113)	(356)	(376)	(945)
Interest expense and loan cost amortization	10,938	11,527	32,961	34,564
Income tax expense	181	125	497	363

Total other expenses	29,896	29,093	89,339	88,029

Net loss	$(1,578)	$(3,155)	$(5,638)	$(9,468)

CNL HEALTHCARE PROPERTIES, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE QUARTER AND NINE MONTHS ENDED SEPTEMBER 30, 2025 (UNAUDITED)

10.	Commitments and Contingencies

From time to time, the Company may be a party to legal proceedings in the ordinary course of, or incidental to the normal course of, its business, including proceedings to enforce its contractual or statutory rights. While the Company cannot predict the outcome of these legal proceedings with certainty, based upon currently available information, the Company does not believe the final outcome of any pending or threatened legal proceeding will have a material adverse effect on its results of operations or financial condition.

The Company’s Advisor has approximately 1.3 million shares of Restricted Stock that were issued through December 31, 2016 under the Company’s Expense Support Agreement that were treated as unissued for financial reporting purposes as the applicable vesting criteria had not been met as of September 30, 2025. Refer to Note 7. “Related Party Arrangements” for information on distributions declared related to these Restricted Stock shares. The termination of the Expense Support Agreement in June 2023 did not impact the previously issued Restricted Stock.

11.	Subsequent Events

On November 4, 2025, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Sonida Senior Living, Inc. (“Sonida Senior Living”) whereby Sonida Senior Living will acquire 100% of the outstanding common stock of the Company in a cash and stock transaction valued at approximately $1.80 billion. Under the terms of the Merger Agreement, each outstanding share of the Company’s common stock will be converted into shares of Sonida Senior Living common stock based on an exchange ratio set forth in the Merger Agreement and $2.32 in cash. The exchange ratio is subject to collar mechanisms depending on the trading price of Sonida Senior Living common stock, as set forth in the Merger Agreement.

The acquisition transaction is subject to customary closing conditions for each of the Company and Sonida Senior Living, including approval by the Company’s stockholders, approval by Sonida Senior Living’s stockholders, regulatory consents, authorization for listing the new shares of Sonida Senior Living common stock, effectiveness of a registration statement, and absence of material adverse effects for either Sonida Senior Living or the Company, respectively. Additional conditions to the Company’s obligation to close the transaction include placement of director and officer insurance, board appointments, and equity financing. Additional conditions to Sonida Senior Living’s obligation to close the transaction include a transition services agreement not having been terminated, delivery of a plan of liquidation and delivery of an opinion regarding the Company’s status as a REIT. Either party may terminate the agreement under certain conditions.

For additional information on the Merger Agreement, please refer to the Company’s Current Report on Form 8-K filed with the SEC on November 5, 2025.

Annex A

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

AMONG

SONIDA SENIOR LIVING, INC.,

SPARTI MERGER SUB, INC.,

SSL SPARTI LLC,

CHP MERGER CORP.

AND

CNL HEALTHCARE PROPERTIES, INC.

DATED AS OF NOVEMBER 4, 2025

A-i

A-ii

DISCLOSURE LETTERS

Disclosure Letters

Company Disclosure Letter

Parent Disclosure Letter

A-iii

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER, dated as of November 4, 2025 (this “Agreement”), is by and among Sonida Senior Living, Inc., a Delaware corporation (“Parent”), CNL Healthcare Properties, Inc., a Maryland corporation (“Company”), CHP Merger Corp., a Maryland corporation and a wholly-owned subsidiary of Company (“CNL Merger Sub”), SSL Sparti LLC, a Delaware limited liability company and a wholly-owned subsidiary of Parent (“Holdco”), and Sparti Merger Sub, Inc., a Maryland corporation, and a wholly-owned subsidiary of Holdco and an indirect wholly owned subsidiary of Parent (“SNDA Merger Sub”). Each of Parent, Company, CNL Merger Sub, Holdco, and SNDA Merger Sub is sometimes referred to herein as a “Party” and collectively as the “Parties.” Capitalized terms used but not otherwise defined herein have the meanings ascribed to them in Article 1.

WHEREAS, the Parties wish to effect a business combination as follows, and in accordance with the terms and subject to the conditions set forth herein:

(a) on the First Closing Date (as defined below) and effective as of the Equity Purchase Effective Time (as defined below), Company will sell, transfer, assign, convey, and deliver to SNDA Merger Sub, and SNDA Merger Sub will purchase and accept from Company, (i) operating partnership units of CHP Partners, LP, a Delaware limited partnership (the “Operating Partnership”) representing the Merger One Percentage minus 0.5% of the outstanding operating partnership units of the Operating Partnership, (ii) a membership interest of CHP GP, LLC, a Delaware limited liability company and a wholly-owned subsidiary of Company (“CHP GP”) representing a 50% membership interest in CHP GP, and (iii) shares of voting common stock, par value $1.00 per share (“CHP TRS Common Stock”), of CHP TRS Holdings, Inc., a Delaware corporation and a wholly-owned subsidiary of Company (“CHP TRS”) representing the Merger One Percentage of the issued and outstanding shares of CHP TRS Common Stock, and in consideration for such sale, transfer, assignment, conveyance and delivery of the units, interest and shares described in clauses (i), (ii) and (iii), Parent will issue to the Company the Aggregate Stock Consideration;

(b) on the First Closing Date and effective concurrently with the Equity Purchase Effective Time, Company will adopt the Plan of Liquidation;

(c) on the First Closing Date and effective as of the First Merger Effective Time, CNL Merger Sub will merge with and into Company, with Company being the surviving company of such merger, and, pursuant to such merger, the Merger One Percentage of each share of common stock, $0.01 par value per share, of Company (the “Company Common Stock”) issued and outstanding immediately prior to the First Merger Effective Time (other than the Excluded Shares) will be cancelled and converted into the right to receive the Per Share Stock Consideration (as defined below), in accordance with the Maryland General Corporation Law, as amended (the “MGCL”); and

(d) on the Second Closing Date and effective as of the Second Merger Effective Time, Company will merge with and into SNDA Merger Sub, with SNDA Merger Sub being the surviving company of such merger and, pursuant to such merger, each Remaining Share Interest issued and outstanding immediately prior to the Second Merger Effective Time (other than the Excluded Shares) will be cancelled and converted into the right to receive the Per Share Cash Consideration, in accordance with the MGCL;

WHEREAS, concurrently with the execution of this Agreement, CNL Healthcare Corp., a Florida corporation, (“CHC”), Parent and the other party signatory thereto are entering into an Asset Purchase and Sale Agreement (the “APA”), and CHC and Parent are entering into a Transition Services Agreement (the “Transition Services Agreement”);

WHEREAS, in connection with the Transactions, Parent intends to effect the Parent Charter Amendment (as defined below) and issue shares of Parent Common Stock in connection with the Equity Purchase in accordance with the terms and subject to the conditions of this Agreement and the Equity Financing in accordance with the terms and subject to the conditions of the Investment Agreement or in any Alternative Equity Financing (the “Stock Issuance”);

WHEREAS, (a) the Board of Directors of Parent (the “Parent Board”), on behalf of Parent, has unanimously (i) determined that the Transactions are advisable and in the best interests of Parent and its stockholders, (ii) authorized and approved the execution and delivery of this Agreement by Parent the Parent Subsidiaries party hereto and the performance by Parent and the Parent Subsidiaries party hereto of the Transactions, (iii) determined that the Parent Charter Amendment is advisable and in the best interests of Parent and its stockholders, (iv) directed that each of the Stock Issuance and the Parent Charter Amendment be submitted to a vote of the holders of Parent Stock entitled to vote thereon, and (v) resolved to recommend that the holders of Parent Stock entitled to vote thereon vote for the approval of the Stock Issuance and the Parent Charter Amendment, (b) Parent, in its capacity as the sole equityholder of Holdco, has (i) determined that the Second Merger and the Equity Purchase are advisable, and (ii) authorized and approved the execution and delivery by Holdco of this Agreement, and (c) the Board of Directors of SNDA Merger Sub, on behalf of SNDA Merger Sub, has (i) determined that the Second Merger and the Equity Purchase are advisable, (ii) authorized and approved the execution and delivery by SNDA Merger Sub of this Agreement and the performance by SNDA Merger Sub of the Equity Purchase and the Second Merger, and (iii) directed that the Second Merger be submitted to a vote of Holdco as the sole stockholder of SNDA Merger Sub, and resolved to recommend that Holdco, as the sole stockholder of SNDA Merger Sub, vote to approve the Second Merger in accordance with the MGCL by written consent in lieu of a meeting;

WHEREAS, the Board of Directors of Company (the “Company Board”), has established a committee of independent and disinterested directors (the “Special Committee”) vested with the authority to the fullest extent permitted by applicable Law to (a) review and evaluate possible strategic alternatives available to Company and all transactions arising out of or relating thereto (including the Transactions) and (b) consider, deliberate, examine, investigate, analyze, assess, evaluate, structure, negotiate, reject, endorse and recommend on behalf of Company the terms and conditions of any such transaction;

WHEREAS, the Special Committee has unanimously (a) having fully considered the Transactions, the APA, and the Transition Services Agreement, determined that the Transactions are advisable and in the best interests of Company and its stockholders, (b) recommended that the Company Board authorize and approve the execution and delivery of this Agreement by Company and its Subsidiaries party hereto and the performance by Company and its Subsidiaries party hereto of the Transactions, and (c) recommended that the Company Board submit the Transactions to a vote of the holders of Company Common Stock;

WHEREAS, (a) the Company Board, on behalf of Company has unanimously, acting upon the recommendation of the Special Committee, (i) determined that the Transactions are advisable and in the best interests of the Company and its stockholders, (ii) authorized and approved the execution and delivery of this Agreement by Company and its Subsidiaries party hereto and the performance by Company and its Subsidiaries party hereto of the Transactions, (iii) directed that the Transactions, be submitted to a vote of the holders of Company Common Stock, and (iv) resolved to recommend that the holders of Company Common Stock vote for the approval of the Transactions, and (b) the Board of Directors of CNL Merger Sub, on behalf of CNL Merger Sub, has (i) determined that the First Merger is advisable, (ii) authorized and approved the execution and delivery by CNL Merger Sub of this Agreement and the performance by CNL Merger Sub of the First Merger, and (iii) directed that the First Merger be submitted to a vote of the Company as the sole stockholder of CNL Merger Sub, and resolved to recommend that Company, as the sole stockholder of CNL Merger Sub, vote to approve the First Merger in accordance with the MGCL by written consent in lieu of a meeting;

WHEREAS, concurrently with the execution of this Agreement, Company and certain entities Affiliated with Conversant Capital LLC that are stockholders of Parent are entering into a Voting Agreement, pursuant to which such Persons are agreeing, among other things, to vote in favor of the Stock Issuance and Parent Charter

Amendment, and granting an irrevocable proxy in favor of Company in respect of the foregoing subject to the terms and conditions set forth therein;

WHEREAS, concurrently with the execution of this Agreement, each of Parent and Company are executing a $15,000,000 irrevocable letter of credit (each, a “Letter of Credit”) guaranteeing in part payment of the Company Termination Fee and the Parent Termination Fee in accordance with this Agreement, respectively, evidence of each such Letter of Credit to be delivered promptly following the date hereof and to be effective through the Second Merger Effective Time; and

WHEREAS, the Parties desire to make certain representations, warranties, covenants and agreements in connection with the execution of this Agreement and to prescribe various conditions to the Transactions.

NOW THEREFORE, in consideration of the foregoing and the mutual representations, warranties, covenants and agreements contained in this Agreement, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, intending to be legally bound, agree as follows:

Article 1

DEFINITIONS

Section 1.1 Definitions.

(a) For purposes of this Agreement:

“Action” means any claim, action, cause of action, suit, litigation, proceeding, arbitration, governmental investigation, prosecution or other legal proceeding (whether sounding in contract, tort or otherwise, whether civil, criminal, or administrative) brought, conducted, tried or heard by or before, or otherwise involving, any Governmental Authority.

“Additional Parent Amendment” means the amendments to the Parent Charter as set forth in Section 1.1(a) of the Parent Disclosure Letter.

“Advisory Agreement” means the advisory agreement, dated as of June 8, 2011, by and between Company (f/k/a CNL Properties Trust, Inc.), CNL Properties Trust, LP, and CNL Properties Corp., as amended by that First Amendment to Advisory Agreement, dated as of June 8, 2011, as amended by that Second Amendment to Advisory Agreement, dated as of March 20, 2013, as amended by that Third Amendment to Advisory Agreement, dated as of May 26, 2021, as amended by that Fourth Amendment to Advisory Agreement, dated as of June 8, 2023.

“Affiliate” means, with respect to any Person, any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such Person. For purposes of this definition, the term “control” (including the correlative terms “controlling,” “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

“Aggregate Stock Consideration” means the number of shares of Parent Common Stock equal to the product of (i) the number of issued and outstanding shares of Company Common Stock issued and outstanding immediately prior to the First Merger Effective Time (other than the Excluded Shares) multiplied by (ii) the Exchange Ratio.

“Benefit Plan” means any “employee benefit plan” (within the meaning of Section 3(3) of ERISA) and any employment, consulting, termination, severance, change in control, separation, equity or equity-based, stock option, restricted stock, profits interest unit, performance award, outperformance, stock purchase, stock or stock-related awards, deferred compensation, bonus, incentive compensation, fringe benefit, health, medical, dental, disability, accident, life insurance, welfare benefit, cafeteria, vacation, sick or paid time off, perquisite, retirement, profit sharing, pension, or savings or any other remuneration, compensation or employee benefit plan, agreement, program, policy or other arrangement of any kind, whether or not subject to ERISA and whether written or unwritten, or funded or unfunded (a) sponsored, maintained, contributed to or required to be contributed to by Company or any Company Subsidiary, or (b) with respect to which Company or any of the Company Subsidiaries has or would be reasonably expected to have any present or future liability.

“Brand License Agreement” means the brand license agreement, dated as of November 19, 2010, by and between CNL Intellectual Properties, Inc., CNL Diversified Corp., and CNL Diversified Lifestyle Properties, Inc., as amended by that First Amendment to Brand License Agreement, dated as of November 7, 2012.

“Business Day” means any day other than a Saturday, Sunday or any day on which banks located in Orlando, Florida, New York, New York or Dallas, Texas are authorized or required to be closed.

“Closing VWAP” means the VWAP for the ten Trading Days ending on the second Business Day before the First Closing Date (rounded to the nearest cent).

“CNL Advisor” means CNL Healthcare Corp.

“Code” means the Internal Revenue Code of 1986, as amended from time to time.

“Company Acceptable Confidentiality Agreement” means an executed confidentiality agreement on terms that are no more favorable in any material respect to the applicable third party than those contained in the Company Confidentiality Agreement; provided, that a Company Acceptable Confidentiality Agreement (i) need not contain any “standstill” or similar provisions that would prohibit the making or amendment of any Company Acquisition Proposal and (ii) shall contain provisions that permit Company to comply with the provisions of Section 8.3. Each confidentiality agreement with Company in respect of a possible strategic transaction that was executed no more than one year prior to the date of this Agreement and remains in effect as of the date of this Agreement shall be deemed to be a Company Acceptable Confidentiality Agreement.

“Company Acquisition Proposal” means any inquiry, offer or proposal from any Person or “group” (as defined in Section 13(d)(3) of the Exchange Act) regarding any of the following (other than the Transactions): (i) any merger, consolidation, share exchange, recapitalization, dissolution, liquidation, business combination or other similar transaction involving Company, in a single transaction or series of related transactions, as a result of which the holders of Company Common Stock immediately prior to such transaction or series of related transactions would cease to beneficially own (within the meaning of Section 13 of the Exchange Act) at least 85% of the voting stock or equity interests of any surviving entity, (ii) any sale, lease, exchange, transfer or other disposition, directly or indirectly, by merger, stock or asset purchase, tender offer, share exchange, consolidation, recapitalization, reorganization or otherwise, of 15% or more of the consolidated revenue, consolidated net income or consolidated net assets (in the case of assets, as determined on a book value basis, including Indebtedness secured solely by such assets) of Company and the Company Subsidiaries, in a single transaction or series of related transactions (for the avoidance of doubt, equity interests in Company Subsidiaries shall be considered assets of Company), (iii) any issue, sale or other disposition (including by way of merger, consolidation, sale of equity interests, share exchange, joint venture, business combination or otherwise) of securities (or options, rights or warrants to purchase, or securities convertible into, such securities) representing 15% or more of the voting power of, beneficial ownership of, or equity interests in Company; or (iv) any tender offer or exchange offer for 15% or more of any class of equity interests of Company.

“Company Affiliates” means current and future Affiliates of Company, other than the CNL Advisor or any of its Affiliates (other than the Company and its Subsidiaries).

“Company Bylaws” means the Third Amended and Restated Bylaws of Company, as amended and supplemented and in effect on the date hereof.

“Company Charter” means the Third Articles of Amendment and Restatement of Company, as accepted for record on July 26, 2016, as amended, supplemented, corrected and in effect on the date hereof.

“Company Confidentiality Agreement” means that certain Confidentiality Agreement, dated April 4, 2025, by and between Parent and Company.

“Company Data” means the data contained in the Company IT Systems or any databases of Company (including any and all know-how contained therein) or any Company Subsidiary pertaining to Company’s and the Company Subsidiaries’ business and all other information and data compilations used by, or necessary to Company’s and the Company Subsidiaries’ business as currently conducted or as proposed by Company and the Company Subsidiaries to be conducted that is collected or Processed on Company IT Systems and that is owned or licensed by Company or any Company Subsidiary.

“Company Debt Agreement” means (i) any note or note purchase agreement entered into by Company or any Company Subsidiary, (ii) any credit agreement or credit facility entered into by Company or any Company Subsidiary (including the Company Existing Credit Agreement), (iii) any mortgage, construction loan or other Indebtedness for borrowed money entered into by Company or any Company Subsidiary, (iv) letters of credit and reimbursement obligations in respect thereof and (v) any obligations of Company or any Company Subsidiary under any interest rate cap, swap, collar or similar transaction, any currency hedging transactions or any other hedging derivative transaction of any kind, and any and all other documents now or hereafter executed and/or delivered by Company, Company Subsidiary, or any other Person controlled by (or under common control with) Company or any Company Subsidiary evidencing and/or securing the obligations of Company, any Company Subsidiary or such other Person in connection with any Indebtedness of Company or any Company Subsidiary, as the same may be amended, restated, replaced, supplemented or otherwise modified from time to time.

“Company Existing Credit Agreement” means that certain Amended and Restated Credit Agreement, dated as of December 7, 2023 (as amended, amended and restated, supplemented or otherwise modified from time to time) by and among CHP Partners, LP, as borrower, the lenders from time to time party thereto and KeyBank National Association, as administrative agent.

“Company IT Systems” means all IT Systems relating to the Processing of Company Data, as well as the transmission, storage, maintenance, organization, presentation, generation, analysis, or any other Processing of data and information whether or not in electronic format, used in or necessary for Company and the Company Subsidiaries to conduct their respective businesses in the manner in which the businesses are currently being conducted and in the manner in which the businesses are currently proposed to be conducted by Company and the Company Subsidiaries.

“Company Leases” means each lease, sublease (including any ground lease), license, occupancy agreement, resident agreement, or contract to which Company or the Company Subsidiaries are parties as lessors or sublessors or in a similar capacity and provides for the use or occupancy of any units or other facility, and any provided services rendered, in each case, on or at any Company Property (together with all guaranties, letters of credit, amendments, modifications, supplements, renewals, exercise of options and extensions related thereto), but not including any such agreement only between Company and any Company Subsidiary.

“Company Material Adverse Effect” means any Event that (i) has had or would reasonably be expected to have a material adverse effect on the business, assets, liabilities, condition (financial or otherwise) or results of operations of Company and the Company Subsidiaries, taken as a whole, or (ii) has or would reasonably be expected to prevent or materially impair or materially delay the ability of Company to consummate the Transactions before the Outside Date; provided that, for purposes of clause (i), “Company Material Adverse Effect” shall not include any Event to the extent arising out of or resulting from (A) any failure of Company to meet any projections or forecasts or any estimates of earnings, revenues or other metrics for any period (provided that any Event giving rise or contributing to such failure that is not otherwise excluded pursuant to another clause of this definition may be taken into account in determining whether there has been a Company Material Adverse Effect), (B) any changes that affect the industries in which Company or Company Subsidiaries participate (including the real estate industry generally or seniors housing real estate industry), (C) any changes in the United States or global economy or capital, financial, credit or securities markets generally, including changes in interest or exchange rates, inflation, and credit conditions, (D) any changes in the legal, regulatory or political conditions in the United States or in any other country or region of the world, (E) the commencement, escalation or worsening of a war or armed hostilities or the occurrence of acts of terrorism, rebellion or insurrection, acts of espionage, cybercrime, ransomware, malware or sabotage, social protest or social unrest, or trade wars, (F) the negotiation, execution, or delivery of this Agreement, or performance in accordance with the terms of this Agreement, or the public announcement of the Transactions, including the impact thereof on relationships, contractual or otherwise, with tenants, residents, suppliers, lenders, investors (including stockholders), venture partners, employees, operators or managers, (G) the taking of any action expressly required by this Agreement, the taking of any action at the written request or with the prior written consent of Parent, or the failure to take any action at the written request of Parent, (H) earthquakes, hurricanes, floods, other natural disasters, or any acts of God (or escalation or worsening of any such events or occurrences or any action, Law, pronouncement or guideline taken or promulgated by any Governmental Authority in response to any of the foregoing), (I) changes in Law or GAAP (or the interpretation or enforcement thereof), (J) the identities of Parent, Holdco or SNDA Merger Sub or any Affiliate thereof, or (K) any Action, made or initiated by any Holder, including any derivative claims, arising out of or relating to this Agreement or the Transactions, which in the case of each of clauses (B), (C), (D), (E), (H) and (I) do not disproportionately affect Company and the Company Subsidiaries, taken as a whole, relative to other companies in the industries in which Company or Company Subsidiaries participate (in which case only the incremental disproportionate adverse effect shall be taken in to account for purposes of determining whether there has been, or would reasonably be expected to be, a Company Material Adverse Effect).

“Company Owned Intellectual Property” means any Intellectual Property owned or purported to be owned by Company or any Company Subsidiary.

“Company Permitted Liens” means any of the following: (i) Liens for Taxes or governmental assessments, charges or claims of payment not yet delinquent, or which may be paid without interest or penalties, or being contested in good faith and for which adequate accruals or reserves have been established in accordance with GAAP and other standard exceptions commonly found in title policies in the jurisdiction where the property is located, provided the same do not materially affect the use, operation, or value of the property or assets to which they apply; (ii) Liens that are a cashier’s, landlord’s, carriers’, warehousemen’s, mechanics’, materialmen’s, workmen’s, repairmen’s or other similar Liens arising in the ordinary course of business that are not yet due and payable or the validity of which is being contested in good faith by appropriate proceedings and for which adequate accruals or reserves have been established; (iii) Liens that are a zoning regulation, entitlement or other land use or environmental regulation by any Governmental Authority that do not materially impair the current use or occupancy of the applicable Company Property and which are not violated by the use or structure of the real property or improvements to which they apply; (iv) Liens that are disclosed on Section 1.1(a)(1) of the Company Disclosure Letter; (v) Liens that are disclosed on the most recent consolidated balance sheet of Company filed by the Company with the SEC prior to the date hereof or notes thereto (or securing Indebtedness for borrowed money reflected on such balance sheet); (vi) Liens arising under any Company Material Contracts, leases, ground leases, subleases, licenses or other agreements to third parties for the occupation of portions of Company Properties by such third parties in the ordinary course of the business of Company or any Company Subsidiary, which are not in default, and which do not materially affect the use, operation, or value of the property or assets to which they apply; (vii) Liens not otherwise addressed in this definition and not securing Indebtedness to the extent such Liens are recorded in the public record, have been disclosed to Parent prior to the date hereof and a copy thereof provided to Parent prior to the date hereof, that do not, individually or in the aggregate, interfere materially with the current use of the property affected thereby (assuming its continued use in the manner in which it is currently used); (viii) Liens disclosed on any of the title commitments or surveys provided to Parent by Company; (ix) Liens that are terminated or fully released in accordance with the terms thereof and hereof on or before the Equity Purchase Closing; (x) easements, covenants, restrictions, and encroachments, rights-of-way, and other matters of record or similar encumbrances, which do not, individually or in the aggregate, materially interfere with the present use or value of the property to which they apply, or (xi) Liens that would not reasonably be expected to materially affect the use, operation, or value of the property or assets to which they apply.

“Company Properties” means each real property owned, or leased (including ground leased), licensed or otherwise used or occupied as lessee, sublessee, licensee, occupant or grantee by Company or any Company Subsidiary (including all buildings, structures and other improvements and fixtures located on or under such real property and all easements, rights and other appurtenances to such real property).

“Company Real Property Leases” means each lease, sublease (including any ground lease), license, occupancy agreement, or contract to which Company or the Company Subsidiaries are parties as lessees,

sublessees, licensees, grantees, or in a similar capacity and provides for the use or occupancy of any units or other facility, and any provided services rendered thereunder, in each case, for, on or at any Company Property (together with all guaranties, letters of credit, amendments, modifications, supplements, renewals, exercise of options and extensions related thereto), but not including any such agreement only between Company and any Company Subsidiary.

“Company Special Distribution” means any dividend or other distribution declared by the Company Board or paid by Company between the date of this Agreement and the Second Merger Effective Time, (i) including any Permitted REIT Dividend, and (ii) excluding any Full Quarter Dividends and any Partial Quarter Dividend declared and paid in accordance with Section 7.1(b)(iii)(C).

“Company Stockholder Approval” means the affirmative vote of the holders of a majority of the outstanding shares of Company Common Stock entitled to vote approving the Transactions.

“Company Subsidiary” means any corporation, partnership, limited liability company, joint venture, business trust, real estate investment trust or other organization, whether incorporated or unincorporated, or other legal entity of which Company directly or indirectly owns or controls at least a majority of the capital stock or other equity interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions (or, if there are no voting interests, more than a majority of the equity interests in such legal entity), including CNL Merger Sub.

“Company Superior Proposal” means a bona fide written Company Acquisition Proposal (except that, for purposes of this definition, the references in the definition of “Company Acquisition Proposal” to “15%” and “85%” shall be replaced by “50%”) made by a third party, on terms that the Company Board determines in good faith, after consultation with Company’s outside legal counsel and financial advisors, would result, if consummated, in a transaction that is more favorable to the Holders (in their capacity as Holders) from a financial point of view than the Transactions, with the Company Board taking into account (as applicable) (i) the financial, legal, and regulatory and any other aspects of such proposal, (ii) the likelihood and timing of consummation (as compared to the Transactions) and (iii) any changes to the terms of this Agreement proposed by Parent pursuant to Section 8.3 of this Agreement.

“Company Termination Fee” means an amount equal to $30,000,000.

“Conversant Warrants” means warrants to purchase a total of 1,031,250 shares of Parent Common Stock at a price of $40.00 per share issued by Parent pursuant to that certain Warrant Agreement, dated November 3, 2021, between the Parent and the Warrant Agent thereunder.

“Cost Report” means any cost report (including all forms, worksheets, schedules and other attachments related thereto) required to be filed in respect of any Company Property pursuant to a Government Reimbursement Program.

“Debt Financing Entities” shall have the meaning set forth in the definition of “Debt Financing Parties.”

“Debt Financing Parties” means the entities that have committed to provide or arrange or otherwise enter into agreements in connection with the Debt Financing, or to purchase securities from or place securities or arrange or provide loans for Parent as part of the Debt Financing, including the parties to any applicable commitment letter, engagement letter, joinder agreements, indentures, credit agreements or credit agreement amendments relating thereto (the “Debt Financing Entities”) and their respective Affiliates and their and their respective affiliates’ equityholders, officers, directors, employees, agents and Representatives and their respective successors and assigns; provided, that neither Parent nor any Parent Subsidiary shall be a Debt Financing Party.

“DSOS” means the Secretary of State of the State of Delaware.

“Environmental Law” means any Law relating to the pollution or protection of the environment (including air, surface water, groundwater, land surface or subsurface land), or human health or safety (solely as such matters relate to Hazardous Substances) and Laws relating to the manufacture, generation, processing, distribution, recycling, removal, remediation, response, recovery, reporting, management, labeling, licensing, use, handling, transportation, treatment, storage, Release, or threatened Release of Hazardous Substances.

“Environmental Permit” means any permit, certification, registration, waiver, allowance, exemption, identification number, approval, license or other authorization required under any applicable Environmental Law.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means, with respect to an entity, trade or business (the “Referenced Entity”), any other entity, trade or business that is a member of a group described in Section 414 (b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes the Referenced Entity, or that is a member of the same “controlled group” as the Referenced Entity pursuant to Section 4001(a)(14) of ERISA.

“Event” means an effect, event, change, development, circumstance, condition or occurrence.

“Excess Shares” means the excess shares of Company, par value $0.01 per share, exchanged for shares of Company Common Stock or Company Preferred Stock, as the case may be, transferred or proposed to be transferred in excess of the ownership limits set forth in the Company Charter or that would otherwise jeopardize Company’s status as a REIT under the Code.

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Exchange Ratio” means, for each share of Company Common Stock, the number of shares of Parent Common Stock equal to the quotient of (i) $4.58 divided by (ii) the Parent Per Share Stock Value (rounded to the fourth digit).

“Expense Amount” means an amount, not to exceed $10,000,000 in the aggregate, in respect of documented, reasonable, out-of-pocket Expenses paid or payable by Parent in connection with this Agreement or the Transactions.

“Expenses” means all expenses (including all fees and expenses of counsel, accountants, investment bankers, experts, consultants and other advisors to a Party and its Affiliates) incurred by a Party or on its behalf in connection with or related to the authorization, preparation, negotiation, execution and performance of this Agreement, the preparation, printing, filing and mailing of the Joint Proxy Statement/Prospectus and all SEC and other regulatory filing fees incurred in connection with the Joint Proxy Statement/Prospectus, the solicitation of stockholder approvals, engaging the services of the Exchange Agent, any other filings with the SEC and all other matters related to the closing of the Transactions; it being agreed that any SEC filing fees for the Joint Proxy Statement/Prospectus shall be borne by Parent (provided, however, that such SEC filing fees shall constitute Expenses for purposes of determining the Expense Amount).

“GAAP” means the United States generally accepted accounting principles.

“Government Reimbursement Program” means the Medicare program, the applicable Medicaid program(s), the federal TRICARE program, state CHIP programs, Medicaid waiver programs, and any other similar or successor federal, state or local health care payment programs with or sponsored by any Governmental Authority, including any “federal health care program” as defined in 42 U.S.C. §1320a-7b(f).

“Governmental Authority” means the United States (federal, state or local) government or any non-U.S. government, or any other governmental or quasi-governmental regulatory, judicial or administrative authority, instrumentality, board, bureau, agency, commission, self-regulatory organization, arbitrator or arbitration panel (public or private) or similar entity exercising the power of government.

“Hazardous Substances” means (i) any “hazardous substance” as that term is defined under the Comprehensive Environmental Response, Compensation and Liability Act, (ii) any “hazardous waste” as that term is defined under the Resource Conservation and Recovery Act (“RCRA”), (iii) any substances, materials and wastes listed or regulated under, or which may form the basis of liability under, any Environmental Law and (iv) petroleum and petroleum products, including crude oil and any fractions thereof, polychlorinated biphenyls, per- and polyfluoroalkyl substances (“PFAS”), asbestos, and asbestos-containing material (“ACM”), lead and lead-containing paint (“LBP”), toxic mold and radon.

“Health Care Laws” means all applicable Laws pertaining to health care regulatory matters applicable to the operations of the Company, each Company Subsidiary and each Company Property, including (a) fraud and abuse (including the following statutes, as amended, modified or supplemented from time to time and any successor statutes thereto and regulations promulgated from time to time thereunder, and any state equivalents thereto: the federal Anti-Kickback Statute (42 U.S.C. § 1320a-7b(b)); the civil False Claims Act (31 U.S.C. § 3729 et seq.); Sections 1320a-7, 1320a-7a and 1320a-7b of Title 42 of the United States Code; the criminal False Claims Act (18 U.S.C. § 287), the Medicare Prescription Drug, Improvement, and Modernization Act of 2003 (Pub. L. No. 108-173)) and the Stark Act (42 U.S.C. § 1395nn), the discount safe harbor to the Federal Health Care Program Anti-Kickback Statute, as set forth in 42 C.F.R.1001.952(h) and all other applicable safe harbors, the Criminal Health Care Fraud Statute (18 U.S.C. § 1347), (b) Government Reimbursement Programs including Laws relating to Medicare (Title XVIII of the Social Security Act), Medicaid (Title XIX of the Social Security Act), CHIP (Title XXI of the Social Security Act), TRICARE (10 U.S.C. § 1071 et seq.) or other Government Reimbursement Programs, (c) quality, safety certification and accreditation standards and requirements, (d) the billing, coding or submission of claims or collection of accounts receivable or refund of overpayments, (e) any Laws concerning the provision of management or administrative services in connection with the practice of medicine, nursing, and other clinical professions, (f) HIPAA, (g) the federal Clinical Laboratory Improvement Act of 1988 as amended and all Laws governing laboratory licensure, laboratory testing, specimen collection or testing, pharmacies and controlled substances; (h) the Public Health Service Act (42 U.S.C. § 201 et seq.), and their implementing regulations; (i) the regulation or operation of senior living, independent living, assisted living, residential care, skilled nursing, memory care, Alzheimer’s facilities and similar facilities; (j) Laws that purport to regulate medical waste or impose requirements relating to medical waste; (k) Eliminating Kickbacks in Recovery Act of 2018, 18 U.S.C. § 220; in each case, as amended, and (l) any other Laws or regulation of any Governmental Authority which regulates kickbacks, patient or Government Reimbursement Program reimbursement, Government Reimbursement Program claims processing, billing and collection for items or services including residential care, medical record documentation requirements, the provision of assisted living, nursing or memory care services, the hiring of employees or acquisition of services or products from those who have been excluded from governmental health care programs, licensure, accreditation or any other aspect of providing health or residential care applicable to the operations of the Company, any Company Property or any Company Subsidiary; provided, however, that “Health Care Laws” shall not include general landlord-tenant laws, building codes, zoning laws, or other laws of general applicability not specific to the regulation of health care services.

“HIPAA” means collectively: (i) the Health Insurance Portability and Accountability Act of 1996 (Pub. L. No. 104-191), including its implementing rules and regulations with respect to privacy, security, breach notification, and transactions and code sets, 45 CFR Parts 160, 162, and 164, as modified and updated; (ii) the Health Information Technology for Economic and Clinical Health Act (Title XIII of the American Recovery and Reinvestment Act of 2009); and (iii) related guidance from the United States Department of Health and Human Services.

“Indebtedness” means, with respect to any Person and without duplication, (i) the principal of and premium (if any) of all indebtedness, notes payable, accrued interest payable or other obligations for borrowed money, whether secured or unsecured, (ii) all obligations under conditional sale or other title retention agreements, or incurred as financing, in either case with respect to property acquired by such Person (other than current liabilities incurred by such Person in the ordinary course of business consistent with past business practices that are not more than 90 calendar days past due, unless the same are being contested in good faith by appropriate proceedings and with respect to which such Person has set aside adequate reserves therefor in accordance with GAAP), (iii) all obligations issued, undertaken or assumed as the deferred purchase price for any property or assets (other than trade payables incurred in the ordinary course of such Person’s business), (iv) all obligations under finance leases required to be capitalized in accordance with GAAP, (v) all obligations in respect of bankers acceptances or letters of credit, (vi) all obligations under interest rate cap, swap, collar or similar transaction or currency hedging transactions, (vii) all obligations of such Person secured by a Lien on such Person’s assets, and (viii) any guarantee of any of the foregoing, whether or not evidenced by a note, mortgage, bond, indenture or similar instrument. For purposes of clause (vi) of this definition of “Indebtedness”, such obligations shall be valued at the termination value thereof.

“Intellectual Property” means all United States and foreign (i) patents, patent applications, invention disclosures, and all related continuations, continuations-in-part, divisionals, reissues, re-examinations, substitutions and extensions thereof, (ii) trademarks, service marks, trade dress, logos, trade names, corporate names, Internet domain names, design rights and other source identifiers (with respect to each of the foregoing, whether registered or unregistered), together with the goodwill symbolized by any of the foregoing (collectively, “Trademarks”), (iii) registered and unregistered copyrights, other works of authorship and registrations, copyrightable works and database rights including rights in Software, (iv) trade secrets, know-how, ideas, formulae, models, algorithms and methodologies, along with any improvements to any of the foregoing and all documentation to the extent embodying any of the foregoing, (v) rights in IT Systems, (vi) social media accounts and handles, (vii) all rights in the foregoing and in other similar intangible assets and (viii) all applications and registrations for the foregoing clauses (i), (ii) and (iii).

“Intercompany Lease” means a lease agreement between any two Company Subsidiaries, in each case, either as lessor or lessee, and provides for the use or occupancy of any units or other facility, and any provided services rendered, in each case, on or at any Company Property other than the Managed Properties (together with all guaranties, letters of credit, amendments, modifications, supplements, renewals, exercise of options and extensions related thereto).

“Intervening Event” means a material positive Event affecting the business, assets or operations of Company and the Company Subsidiaries, taken as a whole, that has occurred, has arisen, or becomes known to the Company Board after the date of this Agreement but prior to the receipt of the Company Stockholder Approval, that was not known by, or reasonably foreseeable to, the Company Board as of the date hereof or, if known by, or reasonably foreseeable to, the Company Board as of the date hereof, the material consequences of which (or the magnitude of the consequences of which) were not known or reasonably foreseeable to the Company Board as of the date hereof; provided, that in no event shall any of the following constitute an Intervening Event or be taken into account in determining whether an Intervening Event has occurred: (i) the receipt, terms or existence of a Company Acquisition Proposal or any matter relating thereto or consequence thereof, or (ii) Company or any of the Company Subsidiaries meeting, exceeding or failing to meet any internal or publicly announced financial projections, forecasts, guidance, estimates or budgets or internal or published financial or operating predictions of revenue, earnings, cash flow or cash position, results of operations or other financial or operating measures for any period; provided, however, that, with respect to this clause (ii), the underlying causes of such meeting, exceedance or failure may otherwise constitute or be taken into account in determining whether an “Intervening Event” has occurred if not otherwise falling into the foregoing clauses (i) and (ii) of this definition.

“Investment Agreement(s)” means those certain Investment Agreements being entered into by Parent and the Investors concurrently with the execution of this Agreement, pursuant to which the Investors are agreeing to purchase from Parent, and Parent is agreeing to issue to the Investors, a total of 4,113,688 shares of Parent Common Stock for an aggregate purchase price of $110,000,017.12 to be funded prior to or concurrently with the consummation of the First Merger and such shares to be issued on the Second Closing Date.

“Investment Company Act” means the Investment Company Act of 1940, as amended.

“Investors” means certain holders of Parent Stock and/or their Affiliates that are or become party to the Investment Agreement(s).

“IRS” means the United States Internal Revenue Service.

“IT Systems” means all information technology and computer systems (including Software, systems, servers, websites, computers, hardware, peripherals, firmware, middleware, networks, data processing assets, data communications lines, routers, hubs, switches, cloud storage and services, and backups) and all associated documentation.

“Knowledge” means, (i) with respect to Company, the actual knowledge, after due and reasonable inquiry including of applicable Company Existing Managers, of the persons named in Section 1.1(a)(2) of the Company Disclosure Letter, and (ii) with respect to Parent, the actual knowledge, after due and reasonable inquiry, of the persons named in Section 1.1(a)(1) of the Parent Disclosure Letter.

“Law” means any and all federal, state, local or non-U.S. law (including common law), statute, code, directive, ordinance, rule, regulation, or interpretations having the form of law, permits, Orders or other pronouncement having the effect of law of any Governmental Authority.

“Leased Company Property” means each real property subject to a Company Real Property Lease.

“Lien” means, with respect to any asset (including any security), any mortgage, deed of trust, claim, covenant, license, lien, pledge, charge, security interest, option or other third-party right (including right of first refusal or first offer), restriction, right of way, easement, encroachment, conditional sale, or title defect or encumbrance of any kind in respect of such asset, including any restriction on the use, voting, transfer, receipt of income or other exercise of any attributes of ownership.

“Malicious Code” means (i) any virus, malware, ransomware, Trojan horse, worm, back door, time bomb, drop dead device, spyware, trackware, or adware, and (ii) any similar program, routine, instruction, device, code, contaminant, logic, or effect designed or intended to disable, disrupt, erase, harm, or otherwise impede the operation of, or enable any Person to access without authorization, or otherwise materially and adversely affect the functionality of, any IT Systems (or portion thereof).

“Managed Properties” means the Company Properties managed by third-party property managers.

“Merger One Percentage” means the percentage equal to (i) the closing price of a share of Parent Common Stock on the First Closing Date multiplied by the Aggregate Stock Consideration, divided by (ii) (x) the closing price of a share of Parent Common Stock on the First Closing Date multiplied by the Aggregate Stock Consideration, plus (y) the Aggregate Cash Consideration.

“Merger One Remaining Percentage” means a percentage equal to one minus the Merger One Percentage.

“NNN Properties” means the Company Properties subject to Company Leases.

“NYSE” means the New York Stock Exchange.

“Off-the-Shelf Software” means an item of generally available, non-customized, off-the-shelf software or software provided as a service for which the annual fees or other aggregate consideration paid or payable by Company or any Company Subsidiary for such item with respect to the business is less than $200,000.

“Order” means any judgment, writ, order, stipulation, award, injunction, settlement or decree issued, promulgated or entered into by or with any Governmental Authority.

“Ordinary-Course Oversight” means routine or periodic surveys, inspections, complaint investigations, recertifications, desk reviews, utilization reviews, claims audits, rate reconciliations, and similar oversight activities by Governmental Authorities or payors (with the exception of any deficiency rising to a “G” level scope and severity or higher, Immediate Jeopardy, or a similar level scope and severity deficiency) that do not result in, and would not reasonably be expected to result in, material sanctions, fines or penalties, payment suspensions or withholdings, admissions bans or moratoria, material curtailments of any Company Permit or Property Permit, material overpayment demands, or other material restrictions on operations.

“Organizational Documents” means (a) with respect to Company, the Company Charter and the Company Bylaws, (b) with respect to any Company Subsidiary, any similar organizational documents or agreements, (c) with respect to Parent, the Parent Charter and the Parent Bylaws, and (d) with respect to any Parent Subsidiary, any similar organizational documents or agreements.

“Parent Bylaws” means the Second Amended and Restated Bylaws of Parent, as amended and supplemented and in effect on the date hereof.

“Parent Charter” means the Amended and Restated Certificate of Incorporation of Parent, as filed on September 8, 1997, as amended by that First Certificate of Amendment, dated as of August 27, 1999, as amended by that Second Certificate of Amendment, dated as of December 11, 2020, as amended by that Third Certificate of Amendment, dated as of November 3, 2021, as amended by that Fourth Certificate of Amendment, dated as of November 9, 2021, as amended by that Fifth Certificate of Amendment, dated as of June 15, 2023, as amended by that Sixth Certificate of Amendment, dated as of March 21, 2024, as amended, supplemented, corrected and in effect on the date hereof.

“Parent Charter Amendment” means an amendment to the Parent Charter solely to increase the number of shares of Parent Common Stock that Parent is authorized to issue to 100,000,000 shares.

“Parent Common Stock” means common stock, par value $0.01 per share, of Parent.

“Parent Confidentiality Agreement” means that certain Confidentiality Agreement, dated June 15, 2025, by and between Parent and Company.

“Parent Data” means the data contained in the Parent IT Systems or any databases of Parent (including any and all know-how contained therein) or any Parent Subsidiary pertaining to Parent’s and the Parent Subsidiaries’ business and all other information and data compilations used by, or necessary to Parent’s and the Parent Subsidiaries’ business as currently conducted or as proposed by Parent and the Parent Subsidiaries to be conducted that is collected or Processed on Parent IT Systems and that is owned or licensed by Parent or any Parent Subsidiary.

“Parent Intellectual Property” means any Intellectual Property owned or purported to be owned by Parent or any Parent Subsidiary.

“Parent IT Systems” means all IT Systems relating to the Processing of Parent Data, as well as the transmission, storage, maintenance, organization, presentation, generation, analysis, or any other Processing of data and information whether or not in electronic format, used in or necessary for Parent and the Parent Subsidiaries to conduct their respective businesses in the manner in which the businesses are currently being conducted and in the manner in which the businesses are currently proposed to be conducted by Parent and the Parent Subsidiaries.

“Parent Material Adverse Effect” means any Event that (i) has had or would reasonably be expected to have a material adverse effect on the business, assets, liabilities, condition (financial or otherwise) or results of operations of Parent and the Parent Subsidiaries, taken as a whole, or (ii) has or would reasonably be expected to prevent or materially impair or materially delay the ability of Parent to consummate the Transactions before the Outside Date; provided that, for purposes of clause (i), “Parent Material Adverse Effect” shall not include any Event to the extent arising out of or resulting from (A) any failure of Parent to meet any projections or forecasts or any estimates of earnings, revenues or other metrics for any period (provided that any Event giving rise or contributing to such failure that is not otherwise excluded pursuant to another clause of this definition may be taken into account in determining whether there has been a Parent Material Adverse Effect), (B) any changes that affect the industries in which Parent or Parent Subsidiaries participate (including the real estate industry generally or seniors housing real estate industry), (C) any changes in the United States or global economy or capital, financial, credit or securities markets generally, including changes in interest or exchange rates, inflation, and credit conditions, (D) any changes in the legal, regulatory or political conditions in the United States or in any other country or region of the world, (E) the commencement, escalation or worsening of a war or armed hostilities or the occurrence of acts of terrorism, rebellion or insurrection, acts of espionage, cybercrime, ransomware, malware or sabotage, social protest or social unrest, or trade wars, (F) the negotiation, execution, or delivery of this Agreement, or performance in accordance with the terms of this Agreement, or the public announcement of the Parent Charter Amendment or the Stock Issuance or the other Transactions, including the impact thereof on relationships, contractual or otherwise, with tenants, residents, suppliers, lenders, investors (including stockholders), venture partners, employees, operators or managers, (G) the taking of any action expressly required by this Agreement, the taking of any action at the written request or with the written consent of Company, or the failure to take any action at the request of Company, (H) earthquakes, hurricanes, floods, other natural disasters, or any acts of God (or escalation or worsening of any such events or occurrences or any action, Law, pronouncement or guideline taken or promulgated by any Governmental Authority in response to any of the foregoing), (I) changes in Law or GAAP (or the interpretation or enforcement thereof), or (J) any Action, made or initiated by any Parent stockholder, including any derivative claims, arising out of or relating to this Agreement or the Transactions, which in the case of each of clauses (B), (C), (D), (E), (H) and (I) do not disproportionately affect Parent and the Parent Subsidiaries, taken as a whole, relative to other companies in the industries in which Parent or Parent Subsidiaries participate (in which case only the incremental disproportionate adverse effect shall be taken in to account for purposes of determining whether there has been, or would reasonably be expected to be, a Parent Material Adverse Effect).

“Parent Per Share Stock Value” means the Closing VWAP; provided, however, that (i) if the Closing VWAP is less than $22.73, the Parent Per Share Stock Value shall be equal to $22.73, and (ii) if the Closing VWAP is greater than $34.76, the Parent Per Share Stock Value shall be equal to $34.76.

“Parent Permitted Liens” means any of the following: (i) Liens for Taxes or governmental assessments, charges or claims of payment not yet delinquent, or which may be paid without interest or penalties, or being contested in good faith and for which adequate accruals or reserves have been established in accordance with GAAP and other standard exceptions commonly found in title policies in the jurisdiction where the property is located; provided, the same do not materially affect the use, operation, or value of the property or assets to which they apply; (ii) Liens that are a cashier’s, landlord’s, carriers’, warehousemen’s, mechanics’, materialmen’s, workmen’s, repairmen’s or other similar Liens arising in the ordinary course of business that are not yet due and payable or the validity of which is being contested in good faith by appropriate proceedings and for which adequate accruals or reserves have been established; (iii) Liens that are a zoning regulation, entitlement or other land use or environmental regulation by any Governmental Authority that do not materially impair the current use or occupancy of the applicable Parent Property and which are not violated by the use or structure of the real property or improvements to which they apply; (iv) Liens that are disclosed on Section 1.1(a)(2) of the Parent Disclosure Letter; (v) Liens that are disclosed on the most recent consolidated balance sheet of Parent or notes thereto (or securing Indebtedness for borrowed money reflected on such balance sheet); (vi) Liens arising under any Parent Material Contract, or leases, ground leases, subleases, licenses or other agreements to third parties for the occupation of portions of Parent Properties by such third parties in the ordinary course of the business of Parent or any Parent Subsidiary which are not in default, and which do not materially affect the use, operation, or value of the property or assets to which they apply; (vii) Liens not otherwise addressed in this definition and not securing Indebtedness to the extent such Liens are recorded in the public record, have been disclosed to Parent prior to the date hereof and a copy thereof provided to Company, that do not, individually or in the aggregate, interfere materially with the current use of the property affected thereby (assuming its continued use in the manner in which it is currently used); (viii) Liens disclosed on any of the title commitments or surveys provided to Company by Parent; (ix) Liens that are terminated or fully released in accordance with the terms thereof on or before the Equity Purchase Closing; (x) easements, covenants, restrictions, and encroachments, rights-of-way, and other matters of record or similar encumbrances, which do not, individually or in the aggregate, materially interfere with the present use or value of the property to which they apply; or (xi) Liens that would not reasonably be expected to materially affect the use, operation or value of the property or assets to which they apply.

“Parent Preferred Stock” means Series A Preferred Stock, par value $0.01 per share, of Parent.

“Parent Properties” means each real property owned, or leased (including ground leased) as lessee or sublessee, by Parent or any Parent Subsidiary (including all buildings, structures and other improvements and fixtures located on or under such real property and all easements, rights and other appurtenances to such real property).

“Parent Stock” means Parent Common Stock and Parent Preferred Stock.

“Parent Stock Plans” means Parent’s 2019 Omnibus Stock and Incentive Plan, Parent’s 2007 Omnibus Stock and Incentive Plan, and Parent’s 1997 Omnibus Stock and Incentive Plan.

“Parent Stockholder Approval” means (i) in respect of the Stock Issuance, a majority of the votes cast by the holders of outstanding shares of Parent Stock, voting together as a single class and with respect to the Parent Preferred Stock, on an as-converted basis, entitled to vote on the Stock Issuance are voted in favor of approving the Stock Issuance as required by Section 312.03 of the NYSE Listed Company Manual and (ii) in respect of the Parent Charter Amendment, pursuant to Section 242(d)(2) of the Delaware General Corporation Law, the number of votes cast in favor of the Parent Charter Amendment by the holders of outstanding shares of Parent Stock, voting together as a single class and with respect to the Parent Preferred Stock, on an as-converted basis, entitled to vote thereon exceeds the number of votes cast by such holders against the Parent Charter Amendment.

“Parent Subsidiary” means any corporation, partnership, limited liability company, joint venture, business trust, real estate investment trust or other organization, whether incorporated or unincorporated, or other legal entity of which Parent directly or indirectly owns or controls at least a majority of the capital stock or other equity interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions (or, if there are no voting interests, more than a majority of the equity interests in such legal entity), including Holdco and SNDA Merger Sub.

“Parent Termination Fee” means an amount equal to $30,000,000.

“Per Share Cash Consideration” means $2.32, as may be adjusted pursuant to Section 3.1(c).

“Permitted Debt Commitments” means (a) the Debt Commitment Letter and any joinder agreement to the Debt Commitment Letter entered into to add additional Debt Financing Parties thereto, and (b) any term loan agreement, revolving credit agreement, property-level mortgage loan agreement or other commitment letter or definitive documentation entered into between Parent and a Debt Financing Party pursuant to which such Debt Commitment Party shall commit to provide Parent (or its subsidiaries) a portion of the Debt Financing and such commitment reduces the Bridge Loan (as defined in the Debt Commitment Letter on a dollar-for-dollar basis) in accordance with Section 3 of the Debt Commitment Letter.

“Person” means an individual, corporation, partnership, limited partnership, limited liability company, person (including a “person” as defined in Section 13(d)(3) of the Exchange Act), trust, association or other entity or organization (including any Governmental Authority or a political subdivision, agency or instrumentality of a Governmental Authority).

“Personal Information” means information or data, in any form, that is capable, directly or indirectly, or, alone or in combination with any other information, of being associated with, related to or linked to, or used to identify, describe, contact or locate, a natural Person, device or household, and/or is considered “personally identifiable information,” “nonpublic personal information,” “personal information,” “personal data,” “consumer health data,” “protected health information,” or any similar term as defined by any applicable Privacy and Data Security Laws.

“Plan of Liquidation” means a “plan of liquidation” within the meaning of Section 562(b)(1)(B) of the Code in a form reasonably acceptable to Parent that is adopted by Company pursuant to Section 2.1(c).

“Privacy and Data Security Laws” mean any and all Laws relating to the privacy, security, or Processing of Personal Information that are applicable to Company or any Company Subsidiary or Parent or any Parent Subsidiary, as applicable, including, but not limited to HIPAA; U.S. state and federal Laws that prohibit unfair or deceptive acts and practices, such as the Federal Trade Commission Act, 15 U.S.C. § 45, et seq.; state consumer data privacy Laws and state consumer health data privacy Laws; and all other Laws and binding regulations relating to data protection, information security, cybercrime, Security Incident notification, Social Security number protection, outbound communications and/or electronic marketing, use of electronic data and privacy matters (including online privacy) in any applicable jurisdictions.

“Processing,” “Process,” or “Processed” means any operation or set of operations performed on data, whether or not by automated means, including the collection, creation, receipt, organization, structuring, adaptation or alteration, retrieval, consultation, de-identification, re-identification, sharing, alignment or combination, handling, compilation, analysis, monitoring, retention, transmission, access, acquisition, storage, protection, use, recording, maintenance, operation, dissemination, re-use, disposal, disclosure, re-disclosure, deletion, destruction, distribution, erasure, sale, transfer, modification, or any other processing of data.

“Property Permit” means any certificate, variance, permit, approval, license (including food permits, liquor licenses, and healthcare licenses) or other authorization (including building permits and certificates of occupancy) required from any Governmental Authority having jurisdiction over the applicable (i) Company Property for Company or any Company Subsidiary to operate its respective business at the applicable Company Property substantially as the Company Property is being conducted as of the date hereof or (ii) Parent Property for Parent or any Parent Subsidiary to operate its respective business at the applicable Parent Property substantially as the Parent Property is being conducted as of the date hereof.

“Regulatory Approvals” means all waivers, consents and approvals from Governmental Authorities required in connection with the consummation of the Transactions.

“REIT” means a “real estate investment trust” within the meaning of Sections 856 through 860 of the Code.

“Release” means any emission, spill, seepage, leak, escape, leaching, discharge, injection, pumping, pouring, emptying, dumping, disposal, migration or release of Hazardous Substances from any source into or upon the indoor or outdoor environment.

“Representative” means, with respect to any Person, one or more of such Person’s directors, officers, trustees, members, managers, partners, employees, advisors (including attorneys, accountants, consultants, financing sources, investment bankers, and financial advisors, and in the case of the Company, the CNL Advisor), agents, other representatives or controlled Affiliates.

“SDAT” means the State Department of Assessments and Taxation of the State of Maryland.

“SEC” means the U.S. Securities and Exchange Commission (including the staff thereof).

“Securities Act” means the U.S. Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Security Incident” means any (i) unauthorized Processing of Personal Information, any unauthorized access or disruption to IT Systems, or any incident that may require notification to any Person, Governmental Authority, or any other entity under Privacy and Data Security Laws, or (ii) phishing, social engineering, or business email compromise incident that has resulted in a material monetary loss or that has otherwise had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect or Parent Material Adverse Effect, as applicable.

“Site Access Agreement” means that certain Site Access Agreement between Company and Parent, dated as of August 29, 2025, as amended on the date hereof, governing Parent’s access to the Company Properties.

“Software” means (i) computer programs, applications and code, including source code and object code, and (ii) software development and design tools, libraries and compilers, and documentation for same.

“Tax” or “Taxes” means any federal, state, local and non-U.S. income, gross receipts, capital gains, withholding, property, recording, stamp, transfer, sales, use, franchise, employment, payroll, excise, environmental and any other taxes, duties, assessments or similar governmental charges, together with penalties, interest or additions imposed with respect to such amounts, in each case, imposed by and payable to any Governmental Authority.

“Tax Return” means any return, declaration, report, claim for refund, or information return or statement relating to Taxes filed or required to be filed with a Governmental Authority, including any schedule or attachment thereto, and including any amendment thereof.

“Third-Party Payors” means all federal health care programs and all other state or local governmental insurance programs with which the Company, any Company Subsidiary or any Company Property contracts to provide goods and services or through which the Company or any of its Company Subsidiaries or a Company Property receives reimbursements for goods and services provided.

“Trading Day” means any day on which the NYSE is open for trading; provided, that a “Trading Day” only includes those days that have a scheduled closing time of 4:00 PM New York City time.

“Transaction Consideration” means, collectively, with respect to the Merger One Percentage of each whole share of Company Common Stock issued and outstanding immediately prior to the First Merger, the Per Share Stock Consideration, and with respect to each Remaining Share Interest, the Per Share Cash Consideration.

“Transactions” means the transactions contemplated by this Agreement, including the Equity Purchase, the Stock Issuance, the First Merger, and the Second Merger.

“Treasury Regulations” means the regulations promulgated by the U.S. Department of the Treasury under the Code, as such regulations may be amended from time to time.

“VWAP” means, for any relevant period, the volume weighted average trading price of the shares of Parent Common Stock on the NYSE (during regular trading session hours) during the relevant period, calculated by dividing (i) the total dollar amount of shares of Parent Common Stock traded on the NYSE (during regular trading session hours) during the relevant period (determined by adding together the product of each price at which shares of Parent Common Stock were traded during the relevant period and the number of shares of Parent Common Stock traded at that price during such period) by (ii) the total number of shares of Parent Common Stock traded on the NYSE (during regular trading session hours) at all prices during such period, all as reported by Bloomberg LP.

(b) The following terms have the respective meanings set forth in the sections set forth below opposite such term:

ACM	Section 1.1(a)
Action	Section 1.1(a)
Additional Parent Amendment	Section 1.1(a)
Adverse Recommendation Change	Section 8.3(d)
Advisory Agreement	Section 1.1(a)
Affiliate	Section 1.1(a)
Aggregate Cash Consideration	Section 4.1(c)
Aggregate Stock Consideration	Section 1.1(a)
Agreement	Preamble
Alternative Acquisition Agreement	Section 8.3(a)
Alternative Equity Financing	Section 8.22(b)
APA	Recitals
Articles of First Merger	Section 2.2(b)
Articles of Second Merger	Section 2.2(c)
Audit Reports	Section 5.28(f)
Benefit Plan	Section 1.1(a)
Book Entry Shares	Section 3.1(d)
Brand License Agreement	Section 1.1(a)
Business Day	Section 1.1(a)
CHC	Recitals
Chosen Courts	Section 11.9
CHP GP	Recitals
CHP TRS	Recitals
CHP TRS Common Stock	Recitals
Claim	Section 8.5(a)
Claim Expenses	Section 8.5(a)
Closing VWAP	Section 1.1(a)
CNL Advisor	Section 1.1(a)
CNL Merger Sub	Preamble
Code	Section 1.1(a)
Company	Preamble
Company Acceptable Confidentiality Agreement	Section 1.1(a)
Company Acquisition Proposal	Section 1.1(a)
Company Affiliates	Section 1.1(a)
Company Board	Recitals
Company Board Designees	Section 8.17
Company Board Recommendation	Section 5.3(c)
Company Bylaws	Section 1.1(a)
Company Charter	Section 1.1(a)
Company Common Stock	Recitals
Company Confidentiality Agreement	Section 1.1(a)
Company Contract Property	Section 5.17(a)
Company Covered Entity	Section 5.28(k)
Company Data	Section 1.1(a)
Company Debt Agreement	Section 1.1(a)
Company Disclosure Letter	Article 5
Company Existing Credit Agreement	Section 1.1(a)
Company Existing Manager	Section 5.12(m)
Company Financial Advisor	Section 5.20

Company Insurance Policies	Section 5.19
Company Intellectual Property	Section 5.14(b)
Company IT Systems	Section 1.1(a)
Company Leases	Section 1.1(a)
Company Liability Limitation	Section 10.4
Company Material Adverse Effect	Section 1.1(a)
Company Material Contract	Section 5.18(b)
Company Owned Intellectual Property	Section 1.1(a)
Company Permits	Section 5.5(a)
Company Permitted Liens	Section 1.1(a)
Company Preferred Stock	Section 5.2(a)
Company Privacy Requirements	Section 5.15(a)
Company Properties	Section 1.1(a)
Company Property Management Agreements	Section 5.17(k)
Company Real Property Leases	Section 1.1(a)
Company Registered Intellectual Property	Section 5.14(a)
Company Related Parties	Section 10.4
Company Restricted Stock Award	Section 3.1(a)(iii)
Company SEC Documents	Section 5.6(a)
Company Special Distribution	Section 1.1(a)
Company Stockholder Approval	Section 1.1(a)
Company Stockholders’ Meeting	Section 8.1(b)(i)
Company Subsidiary	Section 1.1(a)
Company Subsidiary Partnership	Section 5.11(i)
Company Superior Proposal	Section 1.1(a)
Company Tax Protection Agreements	Section 5.11(i)
Company Terminating Breach	Section 10.1(c)(i)
Company Termination Fee	Section 1.1(a)
Company Third Party	Section 5.17(g)
Company Title Insurance Policies	Section 5.17(i)
Company Title Insurance Policy	Section 5.17(i)
Company Transaction Expenses	Section 8.13
Construction Project	Section 5.17(j)
Conversant Warrants	Section 1.1(a)
Cost Report	Section 1.1(a)
Debt Commitment Letter	Section 6.21(b)
Debt Financing	Section 8.15(a)
Debt Financing Entities	Section 1.1(a)
Debt Financing Parties	Section 1.1(a)
DSOS	Section 1.1(a)
Environmental Law	Section 1.1(a)
Environmental Permit	Section 1.1(a)
Equity Financing	Section 6.21(a)
Equity Purchase	Section 2.1(b)
Equity Purchase Closing	Section 2.2(a)
Equity Purchase Effective Time	Section 2.2(a)
ERISA	Section 1.1(a)
ERISA Affiliate	Section 1.1(a)
Event	Section 1.1(a)
Excess Shares	Section 1.1(a)
Exchange Act	Section 1.1(a)
Exchange Agent	Section 4.1(a)

Exchange Fund	Section 4.2(c)
Exchange Ratio	Section 1.1(a)
Excluded Shares	Section 3.1(a)(i)
Expense Amount	Section 1.1(a)
Expenses	Section 1.1(a)
Financing Failure	Section 8.22(b)
First Closing Date	Section 2.2(a)
First Merger	Section 2.1(d)
First Merger Effective Time	Section 2.2(b)
Fraud	Section 10.2
Full Quarter Dividend	Section 7.1(b)(iii)
GAAP	Section 1.1(a)
Government Reimbursement Program	Section 1.1(a)
Governmental Authority	Section 1.1(a)
Hazardous Substances	Section 1.1(a)
Health Care Laws	Section 1.1(a)
Health Information Laws	Section 5.28(k)
HIPAA	Section 1.1(a)
Holdco	Preamble
Holder	Section 3.1(c)
Indebtedness	Section 1.1(a)
Indemnified Parties	Section 8.5(a)
Indemnity Exceptions	Section 8.15(e)
Inquiry	Section 8.3(a)
Intellectual Property	Section 1.1(a)
Intercompany Lease	Section 1.1(a)
Interim Period	Section 7.1(a)
Intervening Event	Section 1.1(a)
Investment Agreement(s)	Section 1.1(a)
Investment Company Act	Section 1.1(a)
Investors	Section 1.1(a)
IRS	Section 1.1(a)
IT Systems	Section 1.1(a)
Joint Proxy Statement	Section 8.1(a)
Joint Proxy Statement/Prospectus	Section 8.1(a)
Knowledge	Section 1.1(a)
Labor Agreement	Section 5.12(d)
Law	Section 1.1(a)
LBP	Section 1.1(a)
Leased Company Property	Section 1.1(a)
Letter of Credit	Recitals
Lien	Section 1.1(a)
Malicious Code	Section 1.1(a)
Managed Properties	Section 1.1(a)
Merger One Percentage	Section 1.1(a)
Merger One Remaining Percentage	Section 1.1(a)
MGCL	Recitals
Misconduct Allegation	Section 5.12(g)
New Certificates	Section 3.1(d)
NNN Properties	Section 1.1(a)
Notice of Change of Recommendation	Section 8.3(e)
Notice of Change Period	Section 8.3(e)

NYSE	Section 1.1(a)
Off-the-Shelf Software	Section 1.1(a)
Old Certificate	Section 3.1(d)
Operating Partnership	Recitals
Opinion Giver	Section 9.2(g)
Order	Section 1.1(a)
Ordinary-Course Oversight	Section 1.1(a)
Organizational Documents	Section 1.1(a)
Outside Date	Section 10.1(b)(i)
Parent	Preamble
Parent Board	Recitals
Parent Board Recommendation	Section 6.3(b)
Parent Bylaws	Section 1.1(a)
Parent Charter	Section 1.1(a)
Parent Charter Amendment	Section 1.1(a)
Parent Common Stock	Section 1.1(a)
Parent Confidentiality Agreement	Section 1.1(a)
Parent Data	Section 1.1(a)
Parent Disclosure Letter	Article 6
Parent Intellectual Property	Section 1.1(a)
Parent IT Systems	Section 1.1(a)
Parent Liability Limitation	Section 10.4
Parent Material Adverse Effect	Section 1.1(a)
Parent Material Contract	Section 6.18(a)
Parent Per Share Stock Value	Section 1.1(a)
Parent Permits	Section 6.5(a)
Parent Permitted Liens	Section 1.1(a)
Parent Preferred Stock	Section 1.1(a)
Parent Privacy Requirements	Section 6.15(a)
Parent Properties	Section 1.1(a)
Parent Related Parties	Section 10.4
Parent SEC Documents	Section 6.6(a)
Parent Stock	Section 1.1(a)
Parent Stock Plans	Section 1.1(a)
Parent Stockholder Approval	Section 1.1(a)
Parent Stockholders’ Meeting	Section 8.1(b)(ii)
Parent Subsidiary	Section 1.1(a)
Parent Terminating Breach	Section 10.1(d)(i)
Parent Termination Fee	Section 1.1(a)
Parent Third Party	Section 6.14(c)
Partial Quarter Dividend	Section 7.1(b)(iii)
Parties	Preamble
Party	Preamble
Payoff Indebtedness	Section 8.15(c)
Payoff Instructions	Section 8.13
Payoff Letter	Section 8.15(c)
Per Share Cash Consideration	Section 1.1(a)
Per Share Stock Consideration	Section 3.1(a)(ii)
Permitted Debt Commitments	Section 1.1(a)
Permitted REIT Dividend	Section 7.1(c)
Person	Section 1.1(a)
Personal Information	Section 1.1(a)

PFAS	Section 1.1(a)
Plan of Liquidation	Section 1.1(a)
Privacy and Data Security Laws	Section 1.1(a)
Process	Section 1.1(a)
Processed	Section 1.1(a)
Processing	Section 1.1(a)
Property Permit	Section 1.1(a)
Proposed 2026 Budget	Section 8.21
Prospectus	Section 8.1(a)
Purchased Equity	Section 2.1(b)
Qualified REIT Subsidiary	Section 5.11(b)
Qualifying Income	Section 10.3(f)
RCRA	Section 1.1(a)
Real Property Contract	Section 5.17(q)
Referenced Entity	Section 1.1(a)
Registration Statement	Section 8.1(a)
Regulatory Approvals	Section 1.1(a)
Regulatory Filings	Section 5.28(f)
REIT	Section 1.1(a)
Related Party Agreements	Section 5.25
Release	Section 1.1(a)
Remaining Share Interest	Section 3.1(a)(ii)
Remuneration	Section 5.28(i)
Representative	Section 1.1(a)
SDAT	Section 1.1(a)
SEC	Section 1.1(a)
Second Closing Date	Section 2.2(b)
Second Merger	Section 2.1(e)
Second Merger Effective Time	Section 2.2(c)
Securities Act	Section 1.1(a)
Security Incident	Section 1.1(a)
Share Pricing Methodology	Section 8.23(a)(iii)
Site Access Agreement	Section 1.1(a)
SNDA Merger Sub	Preamble
Software	Section 1.1(a)
Solvent	Section 6.22
SOX Act	Section 5.6(d)
Special Committee	Recitals
Stock Issuance	Recitals
Surviving Entity	Section 2.1(e)
Takeover Statutes	Section 5.24
Tax	Section 1.1(a)
Tax Allocation Statement	Section 2.5(a)
Tax Return	Section 1.1(a)
Taxable REIT Subsidiary	Section 5.11(b)
Taxes	Section 1.1(a)
Third-Party Payors	Section 1.1(a)
Trademarks	Section 1.1(a)
Trading Day	Section 1.1(a)
Transaction Consideration	Section 1.1(a)
Transactions	Section 1.1(a)
Transfer Taxes	Section 8.11

Transition Services Agreement	Recitals
Treasury Regulations	Section 1.1(a)
Union	Section 5.12(d)
VWAP	Section 1.1(a)
Willful And Material Breach	Section 10.2

Section 1.2 Interpretation and Rules of Construction. In this Agreement, except to the extent otherwise provided or that the context otherwise requires:

(a) when a reference is made in this Agreement to an Article, Section or Exhibit, such reference is to an Article or Section of, or an Exhibit to, this Agreement;

(b) the table of contents and headings for this Agreement are for reference purposes only and do not affect in any way the meaning or interpretation of this Agreement;

(c) whenever the words “include,” “includes” or “including” are used in this Agreement, they are deemed to be followed by the words “without limitation”;

(d) the words “hereof,” “herein” and “hereunder” and words of similar import, when used in this Agreement, refer to this Agreement as a whole and not to any particular provision of this Agreement;

(e) references to any agreement, instrument, statute, rule or regulation are to the agreement, instrument, statute, rule or regulation as amended, modified, supplemented or replaced from time to time, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes, and all attachments thereto and instruments incorporated therein (and, in the case of statutes, include any rules and regulations promulgated under the statute);

(f) all terms defined in this Agreement have the defined meanings when used in any certificate or other document made or delivered pursuant hereto, unless otherwise defined therein;

(g) the definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as the feminine and neuter genders of such terms;

(h) references to a Person are also to its successors and permitted assigns;

(i) except when used together with the word “either”, the term “or” has the inclusive meaning represented by the phrase “and/or”;

(j) all uses of currency or the symbol “$” in this Agreement refer to U.S. dollars;

(k) where this Agreement states that a Party “shall,” “will” or “must” perform in some manner, it means that the Party is legally obligated to do so under this Agreement;

(l) any reference to “days” means calendar days unless Business Days are expressly specified. In the computation of periods of time from a specified date to a later specified date, the word “from” means “from and including”; the words “to” and “until” each mean “to but excluding”; and the word “through” means “to and including”. When calculating the period of time before which, within which or following which any act is to be done or step is to be taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded. If any period expires on a day which is not a Business Day or any event or condition is required by the terms of this Agreement to occur or be fulfilled on a day which is not a Business Day, such period shall expire or such event or condition shall occur or be fulfilled, as the case may be, on the next succeeding Business Day;

(m) unless the context clearly requires otherwise, when used herein, (i) “any” will have the same meaning as “any and all,” (ii) the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”, (iii) the phrases “the date of this Agreement,” “the date hereof,” “of even date herewith” and terms of similar import, shall be deemed to refer to the date set forth in the preamble to this Agreement, and (iv) if a term is defined as one part of speech (such as a noun), it has a corresponding meaning when used as another part of speech (such as a verb);

(n) an accounting term not otherwise defined has the meaning assigned to it in accordance with GAAP; and

(o) the phrases “furnished,” “provided,” “delivered,” “made available” and similar terms when used with respect to information, materials or documents (i) to Parent, mean that such information, materials or documents have been posted to the electronic data site established by Company for purposes of due diligence of Company and the Company Subsidiaries and their respective businesses in connection with the Transactions, and (ii) to Company, mean that such information, materials or documents have been physically or electronically delivered to Company, in each case, on or before one Business Day prior to the date hereof.

Article 2

THE TRANSACTIONS

Section 2.1 Transactions. Upon the terms and subject to the satisfaction or waiver of the conditions of this Agreement (including Section 2.2), the Parties shall cause the following transactions to be consummated:

(a) prior to the First Closing Date, Parent shall prepare and, on or prior to the First Closing Date, Parent shall (i) cause a certificate of amendment with respect to the Parent Charter Amendment to be duly executed and filed with the DSOS and to become effective as soon as practicable on the First Closing Date (but in any event prior to the acceptance for record of the Articles of First Merger on the First Closing Date pursuant to Section 2.1(d)) as provided under the Delaware General Corporation Law, and (ii) make any other filings, recordings or publications required, if any, under the Delaware General Corporation Law in connection with the Parent Charter Amendment;

(b) on the First Closing Date, Company shall sell, transfer, assign, convey, and deliver to SNDA Merger Sub, and SNDA Merger Sub shall acquire and accept from Company (pursuant to transfer documents reasonably acceptable to Company and Parent), (i) operating partnership units of the Operating Partnership representing the Merger One Percentage minus 0.5% of the outstanding operating partnership units of the Operating Partnership, (ii) a membership interest in CHP GP representing a 50% membership interest in CHP GP, and (iii) shares of CHP TRS Common Stock representing the Merger One Percentage of the issued and outstanding shares of CHP TRS Common Stock (collectively, the units, interest and shares described in clauses (i), (ii) and (iii), the “Purchased Equity”, and the transactions contemplated by clauses (i), (ii) and (iii), collectively, the “Equity Purchase”). In consideration for the sale, transfer, assignment, conveyance, and delivery of the Purchased Equity to SNDA Merger Sub, Parent shall issue to Company the Aggregate Stock Consideration. In satisfaction of Parent’s obligation pursuant to the foregoing sentence, Parent shall deliver, or cause to be delivered, the Aggregate Stock Consideration to the Exchange Agent at the Equity Purchase Effective Time for the benefit of the Company, and following the First Merger Effective Time, for the benefit of and for further distribution to, the Holders in accordance with the terms and conditions set forth in Article 3 and Article 4;

(c) on the First Closing Date, effective concurrently with the Equity Purchase Effective Time, Company shall adopt the Plan of Liquidation;

(d) on the First Closing Date, following Company’s adoption of the Plan of Liquidation, CNL Merger Sub shall merge with and into Company in accordance with the MGCL, whereupon the separate existence of CNL Merger Sub shall cease and Company shall continue as the surviving entity in such merger (such merger, the “First Merger”). The First Merger shall have the effects provided in this Agreement and as specified in the applicable provisions of the MGCL. Without limiting the generality of the foregoing, and subject thereto, from and after the First Merger Effective Time, Company shall possess all properties, rights, privileges, immunities, powers, licenses, authority and franchises of Company and CNL Merger Sub, and all of the claims, obligations, liabilities, restrictions, debts and duties of Company and CNL Merger Sub shall become the claims, obligations, liabilities, restrictions, debts and duties of Company; and

(e) on the Second Closing Date, Company shall merge with and into SNDA Merger Sub in accordance with the MGCL, whereupon the separate existence of Company shall cease and SNDA Merger Sub shall continue as the surviving entity, to be called “SSL Sparti Property Holdings Inc.” (the “Surviving Entity”), in such merger (such merger, the “Second Merger”). The Second Merger shall have the effects provided in this Agreement and as specified in the applicable provisions of the MGCL. Without limiting the generality of the foregoing, and subject thereto, from and after the Second Merger Effective Time, Surviving Entity shall possess all properties, rights, privileges, immunities, powers, licenses, authority and franchises of SNDA Merger Sub and Company, and all of the claims, obligations, liabilities, restrictions, debts and duties of SNDA Merger Sub and Company shall become the claims, obligations, liabilities, restrictions, debts and duties of Surviving Entity.

Section 2.2 Closings; Effective Times. Unless this Agreement shall have been terminated in accordance with Article 10 hereof, and subject to the other terms and conditions of this Agreement:

(a) the closing of the Equity Purchase and the concurrent issuance by Parent of the Aggregate Stock Consideration to Company (the “Equity Purchase Closing”) will take place remotely through the electronic exchange of documents and signatures (or their electronic counterparts) effective at 4:01 p.m. Eastern Time (the “Equity Purchase Effective Time”) on the date that is five Business Days after all conditions to the Equity Purchase Closing set forth in Article 9 have been satisfied (other than those conditions that by their nature are to be satisfied or waived at the Equity Purchase Closing, but subject to the satisfaction or valid waiver of such conditions), or on such other date and time as the Parent and Company may mutually agree upon in writing; provided, that without the prior written consent of Parent, the Equity Purchase Closing shall not occur prior to the date that is four months from the date hereof; provided, further, that in the event that the calendar day after the Business Day upon which the closing of the Equity Purchase would occur pursuant to the foregoing is not itself a Business Day, the Equity Purchase Closing shall occur on the first Business Day thereafter that is followed by a calendar day that is also a Business Day. The actual date of the Equity Purchase Closing is referred to as the “First Closing Date.” The Business Day after the First Closing Date is referred as the “Second Closing Date.” Effective immediately upon the occurrence of the Equity Purchase Closing, all of the conditions set forth in Article 9 hereof shall irrevocably be deemed to be satisfied for all purposes of this Agreement.

(b) on the First Closing Date, Company and CNL Merger Sub shall cause the First Merger to be consummated under the MGCL by (i) causing articles of merger with respect to the First Merger (the “Articles of First Merger”) to be duly executed, filed with the SDAT, and accepted for record by the SDAT, in each case as provided under the MGCL at such time as necessary to cause the First Merger to become effective as of 4:05 p.m. Eastern Time on the First Closing Date or such other time that the Parties shall have agreed upon and designated in the Articles of First Merger in accordance with the MGCL (the time upon which the First Merger shall become effective, the “First Merger Effective Time”), and (ii) making any other filings, recordings or publications required, if any, under the MGCL in connection with the First Merger; and

(c) SNDA Merger Sub and Company shall cause the Second Merger to be consummated under the MGCL effective on the Second Closing Date at the Second Merger Effective Time by (i) causing articles of merger with respect to the Second Merger (the “Articles of Second Merger”) to be duly executed, filed with the SDAT, and accepted for record by the SDAT, in each case as provided under the MGCL at such time as necessary to cause the Second Merger to become effective as of 8:00 a.m. Eastern Time on the Second Closing Date or such other time that the Parties shall have agreed upon and designated in the Articles of Second Merger in accordance with the MGCL (the time upon which the Second Merger shall become effective, the “Second Merger Effective Time”), and (ii) making any other filings, recordings or publications required, if any, under the MGCL in connection with the Second Merger. For the avoidance of doubt, the consummation of the Second Merger shall occur on the next Business Day following the consummation of the First Merger.

Section 2.3 Governing Documents. Without limiting Parent’s obligations pursuant to Section 8.5:

(a) at the First Merger Effective Time, (i) the Third Articles of Amendment and Restatement of Company, as in effect immediately prior to the First Merger Effective Time, shall be the charter of Company following the consummation of the First Merger, and (ii) the bylaws of Company, as in effect immediately prior to the First Merger Effective Time, shall be the bylaws of Company following the consummation of the First Merger, in each case, until thereafter amended in accordance with applicable Law and the applicable provisions of such charter and bylaws; and

(b) at the Second Merger Effective Time, (i) the Articles of Incorporation of SNDA Merger Sub, as in effect immediately prior to the Second Merger Effective Time, shall be amended in a form reasonably acceptable to Parent, and as so amended, shall constitute the charter of the Surviving Entity, and (ii) the bylaws of SNDA Merger Sub, as in effect immediately prior to the Second Merger Effective Time, shall be the bylaws of the

Surviving Entity (except for the name of the Surviving Entity), in each case, until thereafter amended in accordance with applicable Law and the applicable provisions of such charter and bylaws.

Section 2.4 Management.

(a) From and after the First Merger Effective Time, the directors of Company immediately prior to the First Merger Effective Time shall be the directors of Company following the consummation of the First Merger, and the officers of Company immediately prior to the First Merger Effective Time shall be the officers of Company following the consummation of the First Merger, in each case, as set forth in the Articles of First Merger and until the Second Merger Effective Time.

(b) From and after the Second Merger Effective Time, the directors of SNDA Merger Sub immediately prior to the Second Merger Effective Time shall be the directors of the Surviving Entity following the consummation of the Second Merger, and the officers of SNDA Merger Sub immediately prior to the Second Merger Effective Time shall be the officers of the Surviving Entity following the consummation of the Second Merger, in each case, as set forth in the Articles of Second Merger and until his or her respective resignation or removal or such time as his or her respective successor is duly elected or appointed and qualified in accordance with applicable Law and the Organizational Documents of the Surviving Entity.

Section 2.5 Tax Matters.

(a) Within 90 days after the Second Closing Date, Parent shall prepare a written allocation of the purchase price (for U.S. federal income tax purposes) among the assets treated as owned by Company for U.S. federal income tax purposes (the “Tax Allocation Statement”), which allocation shall be made in a manner that does not cause Company to fail to qualify as a REIT. Except as otherwise required pursuant to a “determination” by a taxing authority (within the meaning of Section 1313(a) of the Code or a similar provision of state, local or non-U.S. Law), the Parties shall, and shall cause their Affiliates to, file all Tax Returns based on taxable income in a manner that is in accordance with Section 8.23(a)(iii) and consistent with the Tax Allocation Statement and shall refrain from taking any action inconsistent therewith.

(b) Parent and Company agree to treat, for U.S. federal income tax purposes, any goodwill (or other intangible asset) owned directly or indirectly by the Company as deriving its value from real property or an interest in real property, as inseparable from that real property or interest in real property, and as not producing or contributing to the production of income other than consideration for the use or occupancy of space.

Article 3

EFFECTS OF THE TRANSACTIONS

Section 3.1 Effects on Securities.

(a) At the First Merger Effective Time, by virtue of the consummation of the First Merger, and without any further action on the part of Company, CNL Merger Sub, Parent, SNDA Merger Sub or the holders of any securities of Company, CNL Merger Sub, Parent, or SNDA Merger Sub:

(i) each share of Company Common Stock held by Parent, SNDA Merger Sub, Holdco or any Parent Subsidiary or wholly owned Company Subsidiary immediately prior to the First Merger Effective Time, if any, shall automatically be cancelled and retired and shall cease to exist effective as of the First Merger Effective Time (such shares of Company Common Stock to be so cancelled and retired, together with the Company Restricted Stock Awards, the “Excluded Shares”), no Transaction Consideration shall be paid with respect thereto, and no other payment or right shall inure or be made with respect thereto in connection with or as a consequence of the Transactions;

(ii) subject to Section 4.1(g), (A) the Merger One Percentage of each share of Company Common Stock issued and outstanding immediately prior to the First Merger Effective Time (other than the Excluded Shares) shall be automatically cancelled and converted into the right to receive a number of validly issued, fully paid and nonassessable shares of Parent Common Stock equal to the Exchange Ratio (the “Per Share Stock Consideration”), and (B) the Merger One Remaining Percentage of each share of Company Common Stock issued and outstanding immediately prior to the First Merger Effective Time (other than the Excluded Shares) (the “Remaining Share Interest”) shall continue to be issued and outstanding and held by the Holder thereof;

(iii) Company shall take all actions necessary so that each restricted stock award in respect of shares of Company Common Stock that is outstanding as of the date hereof or granted after the date hereof (a “Company Restricted Stock Award”) shall be forfeited immediately prior to the First Merger Effective Time and shall not be entitled to receive any Transaction Consideration in connection with the Transactions; and

(iv) all of the shares of capital stock of CNL Merger Sub issued and outstanding immediately prior to the First Merger Effective Time shall be cancelled for no consideration and cease to exist effective as of the First Merger Effective Time.

(b) At the Second Merger Effective Time, by virtue of the consummation of the Second Merger and without any further action on the part of Company, Parent, SNDA Merger Sub or the holders of any securities of Company, Parent, or SNDA Merger Sub:

(i) each Remaining Share Interest issued and outstanding immediately prior to the Second Merger Effective Time (other than the Excluded Shares) shall be automatically cancelled and converted into the right to receive the Per Share Cash Consideration;

(ii) any shares of Company Common Stock issued between the First Merger Effective Time and the Second Merger Effective Time shall be cancelled for no consideration and cease to exist effective as of the Second Merger Effective Time; and

(iii) all of the shares of common stock, $0.01 par value per share, in SNDA Merger Sub issued and outstanding immediately prior to the Second Merger Effective Time shall be converted into and become one newly issued, fully paid and non-assessable share of common stock of the Surviving Entity effective as of the Second Merger Effective Time.

(c) In the event that, subsequent to the date of this Agreement but prior to the Second Merger Effective Time, the Company Common Stock and/or the Parent Common Stock issued and outstanding shall, through a reorganization, recapitalization, reclassification, share dividend, share split, reverse share split or other similar change in the capitalization of Company or Parent, respectively, increase or decrease in number or be changed into or exchanged for a different kind or number of securities, then the Transaction Consideration shall be proportionally and appropriately adjusted to provide the holders of record of shares of Company Common Stock (each, a “Holder”) the same economic effect as contemplated by this Agreement prior to such event. Without limiting the foregoing and notwithstanding anything to the contrary herein, if the Company Board or Company declares or pays one or more Company Special Distribution(s) between the date of this Agreement and the Second Merger Effective Time, then (i) the Per Share Cash Consideration shall be decreased by an amount equal to the aggregate amount per share of Company Common Stock subject to such Company Special Distribution(s), and (ii) if the aggregate amount per share of Company Common Stock subject to such Company Special Distribution(s) exceeds the amount of the Per Share Cash Consideration, then the Per Share Cash Consideration shall be equal to $0 and then, in the definition of “Exchange Ratio”, the reference to $4.58 shall be reduced by the amount of such Company Special Distribution(s) in excess of $2.32. The Transaction Consideration, as so adjusted, shall, from and after the date of such event, be the Transaction Consideration, subject to further adjustment in accordance with this Section 3.1(c); provided, however, that nothing set forth in this Section 3.1(c) shall be construed to supersede or in any way limit the prohibitions set forth in Section 7.1 hereof.

(d) As of the First Merger Effective Time, the Merger One Percentage of each share of Company Common Stock converted into the right to receive the Per Share Stock Consideration pursuant to this Article 3 shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and as of the Second Merger Effective Time, each Remaining Share Interest converted into the right to receive the Per Share Cash Consideration pursuant to this Article 3 shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and each certificate (each, an “Old Certificate”, it being understood that any reference herein to “Old Certificate” shall be deemed to include reference to book-entry account statements relating to the ownership of shares of Company Common Stock) previously representing any such shares of Company Common Stock shall thereafter represent only the right to receive (i) the Transaction Consideration in accordance with, and subject to, this Article 3, (ii) without duplication, cash in lieu of fractional shares of Parent Common Stock, if applicable, pursuant to this Article 3 and Section 4.1(g), without any interest thereon, and (iii) any dividends or other distributions that the holder thereof has the right to receive pursuant to Section 4.1 without any interest thereon. The Old Certificates previously representing shares of Company Common Stock which are to be converted into Parent Common Stock shall be exchanged for evidence of shares in book-entry form (collectively, referred to herein as “Book Entry Shares”) or, in Parent’s sole discretion, certificates (collectively, referred to herein as “New Certificates”), representing the aggregate Per Share Stock Consideration payable to the applicable Holder (together with any dividends or other distributions with respect thereto and cash in lieu of fractional shares of Parent Common Stock issued in consideration therefor) and the aggregate Per Share Cash Consideration payable to the applicable Holder, as applicable, upon the surrender of such Old Certificates in accordance with Section 4.1, without any interest thereon.

Article 4

EXCHANGE OF SHARES

Section 4.1 Exchange Fund; Exchange Agent.

(a) Prior to the mailing of the Joint Proxy Statement/Prospectus, or such other date as Parent and Company shall mutually agree, Parent or Holdco will enter into an exchange and paying agent and nominee agreement with Computershare, Inc. (the “Exchange Agent”) in a form reasonably acceptable to Parent and Company, setting forth the procedures to be used in accomplishing the deliveries and other actions contemplated by Article 3 and this Article 4 and with investment instructions with respect to any investment of the Exchange Fund, as directed by Holdco; provided, that such investments shall be in obligations of or fully guaranteed by the United States of America, in commercial paper obligations rated P-1 or A-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively, or a combination of the foregoing and, in any such case, no such instrument shall have a maturity exceeding three months, or in money market funds having a rating in the highest investment category granted by a recognized credit rating agency at the time of investment. Interest and other income on the Exchange Fund shall be the sole and exclusive property of the Surviving Entity and shall be paid to the Surviving Entity as the Surviving Entity directs. No investment of the Exchange Fund shall relieve the Surviving Entity or the Exchange Agent from making the payments required by this Article 4, and following any losses from any such investment, Holdco and the Surviving Entity shall promptly provide additional funds to the Exchange Agent to the extent necessary to satisfy the payment obligations hereunder for the benefit of the Holders, which additional funds will be deemed to be part of the Exchange Fund. Parent, on behalf of Holdco, shall pay the fees and expenses of the Exchange Agent.

(b) At or before the Equity Purchase Effective Time, Parent, on behalf of SNDA Merger Sub, shall deposit or cause to be deposited with the Exchange Agent, for the benefit of Company prior to the consummation of the First Merger, and from and after the First Merger Effective Time, for the benefit of the Holders, (i) Book Entry Shares or, in Parent’s sole discretion, New Certificates representing the Aggregate Stock Consideration, and (ii) cash in an amount sufficient to pay the cash in lieu of any fractional shares of Parent Common Stock determined in accordance with Section 4.1(g).

(c) At or before the Equity Purchase Effective Time, Parent, on behalf of SNDA Merger Sub, shall deposit or cause to be deposited with the Exchange Agent, to be held in escrow for the benefit of Parent and solely for the purposes set forth herein until the Second Merger Effective Time, and automatically on the occurrence of the Second Merger Effective Time and satisfaction of the condition in Section 9.2(g)(ii), exclusively for the benefit of the Holders, cash in immediately available funds in an amount sufficient to pay the aggregate Per Share Cash Consideration payable to Holders (the “Aggregate Cash Consideration”, and together with cash in lieu of any fractional shares of Parent Common Stock determined in accordance with Section 4.1(g) and any dividends or other distributions with a record date after the Second Merger Effective Time theretofore paid with respect to such whole shares of Parent Common Stock with respect thereto, being hereinafter referred to as the “Exchange Fund”).

(d) As promptly as practicable after the Second Merger Effective Time, but in no event later than five Business Days thereafter, Parent shall cause the Exchange Agent to deliver the Transaction Consideration to each holder of record of one or more Old Certificates, which such holder shall have become entitled to receive in accordance with, and subject to, Section 3.1 and this Article 4, including, without duplication, any cash in lieu of fractional shares of Parent Common Stock that the shares of Company Common Stock represented by such Old Certificate(s) shall have been converted into the right to receive pursuant to this Agreement. As promptly as practicable after completion of the procedures set forth in this Article 4, the holder of such Old Certificate(s) shall be entitled to receive in exchange therefor, as applicable, (i) Book Entry Shares or, in Parent’s sole discretion, a New Certificate representing the aggregate Per Share Stock Consideration to which such Holder shall have become entitled to receive in accordance with, and subject to, Section 3.1, and (ii) a check or wire transfer representing the amount of (A) the aggregate Per Share Cash Consideration that such holder has the right to receive in respect of the Old Certificate(s) in accordance with, and subject to, Section 3.1 and this Article 4, and (B) any cash in lieu of fractional shares of Parent Common Stock that such holder has the right to receive in respect of the Old Certificate(s) pursuant to Section 4.1(g), and the Old Certificate(s) shall forthwith be canceled. No interest will be paid or accrued on the Per Share Cash Consideration, any cash in lieu of fractional shares of Parent Common Stock payable to holders of Old Certificates or dividends or other distributions to which the holder presenting such Old Certificates is entitled pursuant to Section 4.1(g). Each Old Certificate shall be deemed (1) at any time after the First Merger Effective Time and before the Second Merger Effective Time, to represent only the right to receive the Per Share Stock Consideration, including, without duplication, any cash in lieu of fractional shares of Parent Common Stock or in respect of dividends or other distributions as contemplated by Section 4.1(g), and (2) at any time after the Second Merger Effective Time, to represent only the right to receive, together with the Per Share Stock Consideration, the Per Share Cash Consideration in respect of each share of Company Common Stock represented thereby.

(e) If any Book Entry Share or, in Parent’s sole discretion, New Certificate representing shares of Parent Common Stock is to be issued in a name other than that in which the Old Certificate(s) is or are registered, it shall be a condition of the issuance thereof that the Old Certificate(s) be properly endorsed (or accompanied by an appropriate instrument of transfer) and otherwise in proper form for transfer, and that the person requesting such exchange shall pay to the Exchange Agent in advance any transfer or other similar Taxes required by reason of the issuance of such Book Entry Share or a New Certificate representing shares of Parent Common Stock in any name other than that of the registered holder of the Old Certificate(s), or required for any other reason, or shall establish to the satisfaction of the Exchange Agent that such Tax has been paid or is not payable.

(f) From and after the First Merger Effective Time, the share transfer books of Company shall be closed and thereafter there shall be no further registration of transfers of Company Common Stock. From and after the First Merger Effective Time, Persons who held shares of Company Common Stock immediately prior to the First Merger Effective Time shall cease to have rights with respect thereto, except the Remaining Share Interest or as otherwise provided for in this Agreement. If, after the First Merger Effective Time, Old Certificates representing such shares are presented for transfer to the Exchange Agent, they shall be canceled and exchanged after the Second Merger Effective Time for the Transaction Consideration, including, without duplication, cash in lieu of fractional shares of Parent Common Stock, and dividends or other distributions to which the holder presenting such Old Certificates is entitled pursuant to Section 4.1(d), in each case, as provided in this Article 4.

(g) Notwithstanding anything to the contrary contained herein, no Book Entry Shares or New Certificates or scrip representing fractional shares of Parent Common Stock shall be delivered in exchange for Old Certificates, and no dividend or other distribution with respect to Parent Common Stock shall be payable on or with respect to any fractional share, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a stockholder of Parent. In lieu of the delivery of any such fractional share, after aggregating all shares of Company Common Stock converted with respect to each such former Holder, the Exchange Agent, on behalf of Parent and Holdco, shall pay to each former Holder who otherwise would be entitled to receive such fractional shares an amount in cash (rounded to the nearest cent) determined by multiplying (i) the Closing VWAP by (ii) the fraction of a share (rounded to the nearest thousandth when expressed in decimal form) of Parent Common Stock that such Holder would otherwise be entitled to receive pursuant to Section 3.1. Any shares issued by Parent in the Equity Purchase that are not delivered to former Holders by virtue of this Section 4.1(g) shall be returned by the Exchange Agent to Parent.

(h) At any time after the First Merger Effective Time, the Holders shall, in respect of the Merger One Percentage of each share of Company Common Stock converted into the Per Share Stock Consideration in the First Merger, only hold the right to receive the Per Share Stock Consideration (as may be adjusted in accordance with Section 3.1(c)) as contemplated by this Article 4. At any time after the Second Merger Effective Time, the Holders shall, in respect of each Remaining Share Interest converted into the Per Share Cash Consideration in the Second Merger, only hold the right to receive the Per Share Cash Consideration (as may be adjusted in accordance with Section 3.1(c)) as contemplated by this Article 4. No interest shall be paid or accrued for the benefit of Holder on the Transaction Consideration.

(i) Any portion of the Exchange Fund that remains undistributed to the Holders for 12 months after the Second Closing Date shall be delivered to the Surviving Entity upon demand, and any former Holders of shares of Company Common Stock who have not theretofore complied with this Article 4 shall thereafter look only to the Surviving Entity (and only as general creditors thereof) for payment of the Transaction Consideration, including, without duplication, cash in lieu of any fractional shares of Parent Common Stock, and any unpaid dividends and other distributions on the Parent Common Stock deliverable in respect of each former share of Company Common Stock such Holder holds as determined pursuant to this Agreement, in each case, without any interest thereon. Notwithstanding the foregoing, none of Parent, Holdco, Company, the Surviving Entity, the Exchange Agent or any employee, officer, director, agent or Affiliate thereof, shall be liable to any Person in respect of the Transaction Consideration if the Exchange Fund has been delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. Any amounts remaining unclaimed by former Holders of any shares of Company Common Stock immediately prior to the time at which such amounts would otherwise escheat to, or become property of, any Governmental Authority shall, to the extent permitted by applicable Law, become the property of the Surviving Entity, free and clear of any claims or interest of such Holders or their successors, assigns or personal representatives previously entitled thereto.

Section 4.2 Withholding Rights. Notwithstanding anything in this Agreement to the contrary, each of Parent, Holdco, Company, and the Surviving Entity shall be entitled to deduct and withhold, or cause the Exchange Agent to deduct and withhold, from the Transaction Consideration or any other amounts otherwise payable pursuant to this Agreement to any Holder such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code or any provision of state or local Tax Law; provided, however, that prior to any such withholding prior notice is given to the recipient and the Parties cooperate to minimize or eliminate any such withholding. To the extent amounts are so withheld and paid over to the appropriate Governmental Authority, the withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of Company Common Stock or Company Restricted Stock Awards in respect of which the deduction and withholding was made.

Section 4.3 Dissenters’ Rights. No dissenters’ rights, appraisal rights or rights of an objecting stockholder shall be available with respect to the Transactions, including any remedy under Title 3, Subtitle 2 of the MGCL.

Article 5

REPRESENTATIONS AND WARRANTIES OF COMPANY AND CNL MERGER SUB

Except (a) subject to Section 11.14, as set forth in the disclosure letter prepared by Company and delivered by Company to Parent, Holdco, and SNDA Merger Sub concurrently with the execution and delivery of this Agreement (the “Company Disclosure Letter”), or (b) as disclosed in the Company SEC Documents publicly available, filed with, or furnished to, as applicable, the SEC on or after January 1, 2023 and at least two Business Days prior to the date of this Agreement (excluding any risk factor disclosures (excluding statements of historical fact) contained in such documents under the heading “Risk Factors” and any disclosure of risks or other matters included in any “forward-looking statements” disclaimer or other statements that are cautionary, predictive or forward-looking in nature, which in no event shall be deemed to be an exception to or disclosure for purposes of, any representation or warranty set forth in this Article 5); provided, that nothing set forth or disclosed in any such Company SEC Documents will be deemed to modify or qualify the representations and warranties set forth in Section 5.2 and Section 5.7, Company hereby represents and warrants to Parent, Holdco and SNDA Merger Sub that:

Section 5.1 Organization and Qualification; Subsidiaries.

(a) Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Maryland. CNL Merger Sub is a corporation, duly organized, validly existing and in good standing under the laws of the State of Maryland. Each of Company and CNL Merger Sub has the requisite organizational power and authority to own, lease, hold, encumber and operate its properties and to carry on its business as it is now being conducted. Each of Company and CNL Merger Sub is duly qualified or licensed to do business as a foreign corporation and is in good standing in each jurisdiction where the character of the properties owned, operated or leased by it or the nature of its business makes such qualification, licensing or good standing necessary, except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. CNL Merger Sub is a wholly owned subsidiary of Company. CNL Merger Sub was formed solely for the purpose of engaging in the Transactions and has not conducted any activities other than in connection with its organization, the negotiation and execution of this Agreement and the consummation of the Transactions.

(b) Each Company Subsidiary is duly organized, validly existing and in good standing (to the extent applicable) under the Laws of the jurisdiction of its incorporation or organization, as the case may be, and has the requisite organizational power and authority to own, lease, hold, encumber and operate its properties and to carry on its business as it is now being conducted. Each Company Subsidiary is duly qualified or licensed to do business, and is in good standing, in each jurisdiction where the character of the properties owned, operated or leased by it or the nature of its business makes such qualification, licensing or good standing necessary, except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(c) Section 5.1(c) of the Company Disclosure Letter sets forth a true, complete and correct list of the Company Subsidiaries, together with (i) the jurisdiction of incorporation or organization, as the case may be, of each Company Subsidiary, (ii) the type and percentage of the issued and outstanding equity interests held, directly or indirectly, by Company in each Company Subsidiary (and, if a Company Subsidiary is held indirectly by Company, such information with respect to the direct holder thereof), (iii) the names, type and percentage of such equity interests held by any Person other than Company or a Company Subsidiary in each Company Subsidiary and (iv) the classification for United States federal income tax purposes of each Company Subsidiary and whether such Company Subsidiary is a Qualified REIT Subsidiary or a Taxable REIT Subsidiary.

(d) Neither Company nor any Company Subsidiary directly owns any equity or debt securities in any Person (other than in the Company Subsidiaries as set forth in Section 5.1(c) of the Company Disclosure Letter and investments in short-term investment securities). With respect to each Person set forth on Section 5.1(c) of the Company Disclosure Letter, Section 5.1(d) of the Company Disclosure Letter sets forth the U.S. federal income tax status of such Person as a Qualified REIT Subsidiary, Taxable REIT Subsidiary, corporation, partnership or entity disregarded from its owner.

Section 5.2 Capital Structure.

(a) The authorized capital stock of Company consists of 1,120,000,000 shares of Company Common Stock, 300,000,000 Excess Shares, and 200,000,000 shares of preferred stock, $0.01 par value per share (“Company Preferred Stock”). As of October 30, 2025, (i) 175,274,045.455 shares of Company Common Stock were issued and outstanding (including 1,331,917.566 shares of Company Common Stock issued and outstanding in the form of Company Restricted Stock Awards), (ii) no Excess Shares were issued and outstanding, and (iii) no shares of Company Preferred Stock were issued and outstanding. Except as set forth in the immediately preceding sentence, at the close of business on October 30, 2025, Company does not have any shares of beneficial interest, shares of capital stock, equity-based awards or other rights with respect to shares of Company’s stock or other equity or voting interests issued and outstanding (or which are convertible into or exercisable or exchangeable for such shares of capital stock or other equity or voting interests). As of October 30, 2025, no shares of capital stock of Company have been reserved for issuance. Section 5.2(a) of the Company Disclosure Letter sets forth a true, complete and correct list, as of October 30, 2025, of all outstanding Company Restricted Stock Awards. All Company Restricted Stock Awards were granted, accounted for, reported and disclosed in accordance with applicable Laws and accounting rules and validly issued and properly approved by the Company Board (or a duly authorized committee or subcommittee thereof) and recorded on Company’s financial statements in accordance with GAAP.

(b) All issued and outstanding shares of the capital stock of Company are duly authorized, validly issued, fully paid and nonassessable and no class of capital stock is entitled to preemptive rights. There are no outstanding bonds, debentures, notes or other Indebtedness of Company or any Company Subsidiary having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matter on which Holders may vote (whether together with such Holders or as a separate class).

(c) All of the outstanding shares of capital stock of each of the Company Subsidiaries that is a corporation are duly authorized, validly issued, fully paid and nonassessable. All equity interests in each of the Company Subsidiaries that is a partnership or limited liability company are duly authorized and validly issued. All shares of capital stock of (or other ownership interests in) each of the Company Subsidiaries that may be issued upon exercise of outstanding options, conversion rights or exchange rights are duly authorized and, upon issuance will be validly issued and, if applicable, fully paid and nonassessable. Company owns, directly or indirectly, all of the issued and outstanding capital stock and other ownership interests of each of the Company Subsidiaries, free and clear of all Liens, claims, call rights, options, limitations on Company’s or any Company Subsidiary’s voting rights, charges or other encumbrances of any nature whatsoever (except as set forth in the Organizational Documents of such Company Subsidiary).

(d) Other than pursuant to the Organizational Documents of Company or the Company Subsidiaries, there are no outstanding subscriptions, securities options, warrants, calls, rights, profits interests, stock appreciation rights, phantom stock, convertible securities, rights of first refusal or other similar rights, agreements, arrangements, undertakings or commitments of any kind to which Company or any of the Company Subsidiaries is a party or by which any of them is bound obligating Company or any of the Company Subsidiaries to (i) issue, deliver, transfer or sell or create, or cause to be issued, delivered, transferred or sold or created any additional shares of capital stock or other equity interests or phantom stock or other contractual rights the value of which is determined in whole or in part by the value of any equity security of Company or any Company Subsidiary or securities convertible into or exchangeable for such shares or equity interests, (ii) issue, grant, extend or enter into any such subscriptions, options, warrants, calls, rights, profits interests, stock appreciation rights, phantom stock, convertible securities or other similar rights, agreements, arrangements, undertakings or commitments or (iii) redeem, repurchase or otherwise acquire any such shares of capital stock or other equity interests.

(e) Other than pursuant to the Organizational Documents of Company, the Company Subsidiaries or other entities in which Company directly or indirectly owns an interest or the Company Debt Agreements, neither Company nor any Company Subsidiary is a party to or bound by any agreements or understandings concerning the voting (including voting trusts and proxies) of any capital stock or other equity interests of Company or any of the Company Subsidiaries or which restrict the transfer of any such shares.

(f) Company does not have a “poison pill” or similar stockholder rights plan or anti-takeover plan in effect.

(g) Neither Company nor any Company Subsidiary is under any obligation, contingent or otherwise, by reason of any contract to register the offer and sale or resale of any of their securities under the Securities Act.

(h) All dividends or other distributions on the shares of Company Common Stock and any dividends or other distributions on any securities of any non-wholly-owned Company Subsidiary that have been authorized or declared prior to the date hereof have been paid in full (except to the extent such dividends have been publicly announced and are not yet due and payable).

(i) Company is the sole limited partner of CHP Partners, LP and its wholly owned subsidiary, CHP GP, LLC, is the sole general partner of CHP Partners, LP.

Section 5.3 Authority.

(a) Each of Company and CNL Merger Sub has the requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and, subject to receipt of the Company Stockholder Approval, to consummate the Transactions to which each of Company and CNL Merger Sub is a party, including the Equity Purchase, the First Merger, and the Second Merger, as applicable. The execution, delivery and performance of this Agreement by each of Company and CNL Merger Sub and the consummation by each of Company and CNL Merger Sub of the Transactions have been duly and validly authorized by all necessary corporate action on behalf of Company and CNL Merger Sub, and no other corporate proceedings on the part of Company and CNL Merger Sub are necessary to authorize this Agreement or the Equity Purchase, the First Merger, or the Second Merger, as applicable, or to consummate the Transactions, subject to (i) the receipt of the Company Stockholder Approval, and (ii) the filing of the Articles of First Merger and the Articles of Second Merger with, and acceptance for record of the Articles of First Merger and the Articles of Second Merger by, the SDAT. This Agreement has been duly authorized, executed and delivered by each of Company and CNL Merger Sub, and assuming due authorization, execution and delivery by Parent, Holdco and SNDA Merger Sub, constitutes a legally valid and binding obligation of each of Company and CNL Merger Sub enforceable against each of Company and CNL Merger Sub in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at law).

(b) The Special Committee, at a duly held meeting, has unanimously (i) having fully considered the Transactions, the APA and the Transition Services Agreement, determined that the Transactions are advisable and in the best interests of Company and its stockholders, (ii) recommended that the Company Board authorize and approve the execution and delivery of this Agreement by Company and the Company Subsidiaries party hereto and the performance by Company and the Company Subsidiaries party hereto of the Transactions, and (iii) recommended that the Company Board submit the Transactions to a vote of the Holders.

(c) The Company Board, at a duly held meeting, has, on behalf of Company, unanimously, acting upon the recommendation of the Special Committee, (i) determined and declared that the Transactions are advisable and in the best interests of the Company and its stockholders, (ii) authorized and approved the execution and delivery of this Agreement by the Company and its Subsidiaries party hereto and the performance by Company and its Subsidiaries party hereto of the Transactions, (iii) directed that the Transactions be submitted to a vote of the Holders, and (iv) resolved to recommend that the Holders vote for the approval of the Transactions (such recommendation, the “Company Board Recommendation”), which resolutions remain in full force and effect and have not been subsequently rescinded, modified or withdrawn in any way, except as may be permitted after the date hereof by Section 8.3.

(d) The Board of Directors of CNL Merger Sub, on behalf of CNL Merger Sub, has (i) determined that the First Merger is advisable, (ii) authorized and approved the execution and delivery by CNL Merger Sub of this Agreement and the performance by CNL Merger Sub of the First Merger, and (iii) directed that the First Merger be submitted to a vote of the Company as the sole stockholder of CNL Merger Sub, and resolved to recommend that Company, as the sole stockholder of CNL Merger Sub, vote to approve the First Merger in accordance with the MGCL by written consent in lieu of a meeting.

Section 5.4 No Conflict; Required Filings and Consents.

(a) Assuming that all consents, approvals, authorizations and permits described in Section 5.4(b) have been obtained, all filings and notifications described in Section 5.4(b) have been made and any waiting periods thereunder have terminated or expired, the execution and delivery of this Agreement by each of Company and CNL Merger Sub does not, and the performance of this Agreement and its obligations hereunder will not, (i) subject to receipt of the Company Stockholder Approval, conflict with or violate any provision of (A) the Company Charter or the Company Bylaws, or (B) any equivalent Organizational Document of any Company Subsidiary, (ii) conflict with or violate any Law applicable to Company or any Company Subsidiary or by which any property or asset of Company or any Company Subsidiary is bound, or (iii) require any consent or approval (except as contemplated by Section 5.4(b)) under, result in any breach of any obligation or any loss of any benefit or material increase in any cost or obligation of Company or any Company Subsidiary under, or constitute a default (or an event that, with notice or lapse of time or both, would become a default) under, or give to any other Person any right of termination, acceleration or cancellation (with or without notice or the lapse of time or both) of, or give rise to any right of purchase, first offer or forced sale under, or result in the creation of a Lien on any property or asset of Company or any Company Subsidiary pursuant to, any note, bond, debt instrument, indenture, contract, agreement, ground lease, license, permit or other legally binding obligation to which Company or any Company Subsidiary, except, as to clauses (i)(B), (ii) and (iii) above, for any such conflicts, violations, breaches, defaults or other occurrences that, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect.

(b) The execution and delivery of this Agreement by each of Company and CNL Merger Sub does not, and the performance of this Agreement by each of Company and CNL Merger Sub will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority, except (i) the filing with the SEC of (A) the Joint Proxy Statement/Prospectus in preliminary and definitive form, and (B) such reports under, and other compliance with, the Exchange Act and the Securities Act as may be required in connection with this Agreement and the Transactions, (ii) the filing of the Articles of First Merger and the Articles of Second Merger with, and the acceptance for record of the Articles of First Merger and the Articles of Second Merger by, the SDAT pursuant to the MGCL, (iii) such filings as may be required in connection with state and local Transfer Taxes, (iv) such filings as may be required under state securities or state “blue sky” Laws, (v) as set forth in Section 5.4(b)(v) of the Company Disclosure Letter, (vi) such notices, approvals, consents, authorizations, filings, or registrations as may be required in connection with the transfer, reissuance, amendment or continued effectiveness of any Company Permits and Property Permits as set forth on Section 5.4(b)(vi) of the Company Disclosure Letter; and (vii) where failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect.

Section 5.5 Permits; Compliance with Law.

(a) Company and each Company Subsidiary is in possession of all authorizations, licenses, permits, certificates, consents, approvals, variances, exemptions, orders, franchises, certifications and clearances of any Governmental Authority necessary for the ownership of the material assets, operation of the Company Properties or lawful conduct of their respective businesses (such permits, excluding Environmental Permits, but specifically including Property Permits, the “Company Permits”), and all such Company Permits are valid and in full force and effect, except where the failure to be in possession of, or the failure to be valid or in full force and effect of, any of such Company Permits, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect. Company and each of the Company Subsidiaries are in compliance and, for the past three years, have been in compliance, with the terms of the Company Permits, except where the failure to so comply does not have and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Except for Ordinary-Course Oversight, neither Company nor any Company Subsidiary has received any written or, to Company’s Knowledge, oral notice nor has any Knowledge indicating that it is not in compliance with the terms of any Company Permit, except where the failure to so comply does not have and would not reasonably be expect to have, individually or in the aggregate, a Company Material Adverse Effect. To Company’s Knowledge, none of Company or any Company Subsidiary has received written notice that any Company Permit cannot be renewed in the ordinary course of business. To the Company’s Knowledge, none of the Company Permits that are material to the business of the Company and the Company Subsidiaries, taken as a whole, will be adversely affected in any material respect by the Transactions. Neither Company nor any Company Subsidiary has been a party to or subject to any material Action or threatened Action seeking to revoke, suspend or otherwise limit any Company Permit.

(b) None of Company or any Company Subsidiary is or in the past three years has been in conflict with, or in default or violation of (i) any Law applicable to it or by which any property or asset of it is bound (except for Laws addressed in Section 5.11, Section 5.14, Section 5.16, or Section 5.17, which are addressed in those Sections) or (ii) any Company Permits, except, in the case of clauses (i) and (ii), for any such conflicts, defaults or violations that, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect.

(c) There is no material property or obligation of Company or any entity in which Company owns a direct or indirect interest, including uncashed checks to vendors, tenants, or employees, non-refunded overpayments, credits or unclaimed amounts or intangibles, that are escheatable or reportable as unclaimed property to any Governmental Authority under any applicable escheatment, unclaimed property or similar applicable Laws.

Section 5.6 SEC Documents; Financial Statements.

(a) Company has timely filed with, or furnished to (on a publicly available basis), the SEC all forms, documents, statements, schedules and reports required to be filed by Company with the SEC since January 1, 2023 (the forms, documents, statements, schedules and reports filed with the SEC since January 1, 2023, including any amendments thereto, the “Company SEC Documents”) in all material respects. As of their respective dates (or, if amended or superseded prior to the date of this Agreement, the date of the last such filing, or, in the case of registration statements, as of the effectiveness of), (i) the Company SEC Documents (other than preliminary materials) complied in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and (ii) none of the Company SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. To Company’s Knowledge, Company does not have any outstanding or unresolved comments from the SEC with respect to any Company SEC Documents, none of the Company SEC Documents is the subject of ongoing SEC review, and no Company Subsidiary is separately required to file any form or report with the SEC pursuant to the Exchange Act.

(b) (i) To Company’s Knowledge, there have been no significant deficiencies or material weakness in Company’s internal control over financial reporting (whether or not remediated) that has materially affected, or is reasonably likely to materially affect, Company’s internal control over financial reporting, and there has not been any change in its internal control over financial reporting that has occurred that would reasonably be expected to materially adversely affect Company’s internal control over financial reporting, (ii) Company has designed and maintained, and at all times since January 1, 2023 has maintained, disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) to ensure that material information relating to Company and required to be disclosed by Company in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and is accumulated and communicated to Company’s management as appropriate to allow timely decisions regarding required disclosure, (iii) Company’s management or the CNL Advisor has completed an assessment of the effectiveness of Company’s disclosure controls and procedures and, to the extent required by applicable Law, presented in any applicable Company SEC Document that is a report on Form 10-K or Form 10-Q, or any amendment thereto, the Company’s conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by such report or amendment based on such evaluation, and (iv) Company does not have any Knowledge of any fraud, whether or not material, that involves management who have a significant role in Company’s recording, processing, summarizing and reporting financial information and internal control over financial reporting. Since January 1, 2023, any material change in internal control over financial reporting required to be disclosed in any Company SEC Document has been so disclosed.

(c) Since January 1, 2023, (A) none of Company or any of the Company Subsidiaries has received in writing any material or, to Company’s Knowledge, oral complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of Company or any of the Company Subsidiaries or their respective internal accounting controls relating to periods after January 1, 2023, including any complaint, allegation, assertion or claim that Company or any of the Company Subsidiaries has engaged in questionable accounting or auditing practices (except for any of the foregoing after the date hereof which have no reasonable basis), and (B) to Company’s Knowledge, no attorney representing Company or any of the Company Subsidiaries has reported to the Company Board or any committee thereof evidence of a material violation of securities Laws or breach of fiduciary duty relating to periods after January 1, 2023, by Company, any of the Company Subsidiaries or any of their respective officers, directors, employees or agents. None of the CNL Advisor, Company or its principal executive officer or principal financial officer has received written notice from any Governmental Authority challenging or questioning Company’s accounting practices, methodologies or methods or the accuracy, completeness, form or manner of filing of any certifications required by Rules 13a-14 and 15d-14 under the Exchange Act and Sections 302 and 906 of the SOX Act.

(d) Company has made available to Holdco true, complete and correct copies of all material written correspondence between the SEC, on one hand, and Company, on the other hand, since January 1, 2023. At all applicable times since January 1, 2023, Company has complied in all material respects with the applicable provisions of the Sarbanes-Oxley Act of 2002 (the “SOX Act”) and the rules and regulations thereunder, as amended from time to time. Since January 1, 2023, the principal executive officer and principal financial officer of Company have made all certifications required by the SOX Act and the regulations of the SEC promulgated thereunder and the statements contained in all such certifications were, as of their respective dates made, true, complete and correct in all material respects. Since the end of Company’s most recent audited fiscal year, there have been no significant deficiencies or material weakness in Company’s internal control over financial reporting (whether or not remediated) and no change in Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, Company’s internal control over financial reporting.

(e) The consolidated financial statements, consolidated balance sheets, consolidated statements of operations, consolidated statements of comprehensive income (loss), consolidated statements of stockholders’ equity, and consolidated statements of cash flows of Company and the Company Subsidiaries included, or incorporated by reference, in the Company SEC Documents, including the related notes and schedules, complied as to form in all material respects with the applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto, or, in the case of the unaudited statements, as permitted by Rule 10-01 of Regulation S-X under the Exchange Act) and fairly present, in all material respects, in accordance with of GAAP and the applicable rules and regulations of the SEC (subject, in the case of the unaudited statements, to normal, recurring adjustments), the consolidated financial position of Company and the Company Subsidiaries, taken as a whole, as of their respective dates and the consolidated statements of income and the consolidated cash flows of Company and the Company Subsidiaries for the periods presented therein (subject, in the case of unaudited statements, to the absence of footnote disclosure and to normal and recurring year-end audit adjustments not material in amount), in each case, except to the extent such financial statements have been modified or superseded by later Company SEC Documents filed and publicly available prior to the date of this Agreement.

(f) Company has made available, or prior to the First Closing Date will make available, to Holdco an internal report setting forth a true, correct, and complete list of all of Company’s and the Company Subsidiaries’ bank accounts, together with reconciled bank account balances as of September 30, 2025, and such reports are, to Company’s Knowledge, true, correct and complete in all material respects as of their respective dates. Section 5.6(f) of the Company Disclosure Letter sets forth the aggregate outstanding balance, on a consolidated basis, including principal amount and interest of all outstanding Indebtedness for borrowed money, of the Company and the Company Subsidiaries as of 8:00 a.m. Eastern Time on September 30, 2025.

(g) Neither Company nor any Company Subsidiary is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar contract or arrangement, including any contract relating to any transaction or relationship between or among Company and any Company Subsidiary, on the one hand, and any unconsolidated Affiliate of Company or any Company Subsidiary, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K of the SEC), where the result, purpose or effect of such contract is to avoid disclosure of any material transaction involving, or material liabilities of, Company or any Company Subsidiary in Company’s or such Company Subsidiary’s audited financial statements or other Company SEC Documents.

Section 5.7 Absence of Certain Changes or Events. From the date of Company’s most recent balance sheet included in the Company SEC Documents filed with the SEC at least two Business Days prior to the date of this Agreement through the date of this Agreement, except for events giving rise to, and the discussion and negotiation of, this Agreement or any strategic transaction process by Company, (a)Company and each Company Subsidiary has conducted its business in all material respects in the ordinary course of business consistent with past practice, (b) there has not been any Company Material Adverse Effect or any Event that, individually or in the aggregate with all other Events, would reasonably be expected to result in a Company Material Adverse Effect, and (c) neither Company nor any Company Subsidiary has taken any action that, if taken after the date of this Agreement, would constitute a breach of, or require consent of Parent under, Section 7.1.

Section 5.8 No Undisclosed Material Liabilities. There are no material liabilities of Company or any of the Company Subsidiaries of any nature, whether known or unknown, absolute, accrued, contingent or otherwise and whether due or to become due, that would be required under GAAP to be set forth on the financial statements of Company or the notes thereto, other than: (a) liabilities reflected or reserved against as required by GAAP on Company’s most recent consolidated balance sheet (or notes thereto) included in the Company SEC Documents filed by Company with the SEC at least two Business Days prior to the date of this Agreement; (b) liabilities incurred pursuant to this Agreement; (c) liabilities incurred in the ordinary course of business consistent with past practice since the date of Company’s most recent consolidated balance sheet (or notes thereto) included in the Company SEC Documents filed by Company with the SEC at least two Business Days prior to the date of this Agreement, or (d) liabilities that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The fees payable to the CNL Advisor and Company’s financial advisor with respect to the Transactions pursuant to the Advisory Agreement shall be calculated pursuant to the formula set forth on Section 5.8 of the Company Disclosure Schedule. To Company’s

Knowledge, Section 8.13 (Payments) of the Company Disclosure Letter is true, correct and complete in all material respects as of the date hereof.

Section 5.9 No Default. Neither Company nor any of the Company Subsidiaries is in default or violation of any term, condition or provision of (a) (i) the Company Charter or the Company Bylaws, or (ii) the comparable Organizational Documents of any of the Company Subsidiaries, or (b) any loan or credit agreement, note, or any bond, mortgage or indenture or any Company Debt Agreement, to which Company or any of the Company Subsidiaries is a party or by which Company or any of the Company Subsidiaries or any of their respective properties or assets is bound, except in the case of clause (a)(ii) and this clause (b) for defaults or violations that, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect.

Section 5.10 Litigation. Except as individually or in the aggregate would not reasonably be expected to have a Company Material Adverse Effect if adversely decided, as of the date of this Agreement and for the past three years, there has been no Action pending or, to Company’s Knowledge, threatened against or involving Company or any Company Subsidiary. Except as individually or in the aggregate would not reasonably be expected to be material to Company or the Company Subsidiaries (taken as a whole), as of the date of this Agreement, neither Company nor any Company Subsidiary, nor any of their respective properties, is subject to any outstanding Order of any Governmental Authority or any agreement settling any Action or threatened Action against or involving Company or any Company Subsidiary pursuant to which Company or any Company Subsidiary has any ongoing obligations. As of the date of this Agreement, there is no Action pending or, to Company’s Knowledge, threatened against Company or any Company Subsidiary that challenges or seeks to prevent, enjoin or delay the Transactions or would reasonably be expected to have such effect.

Section 5.11 Taxes.

(a) Except as, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect, as of the date of this Agreement, Company and each Company Subsidiary has timely filed with the appropriate Governmental Authority all material Tax Returns required to be filed, taking into account any extensions of time within which to file such Tax Returns, and all such Tax Returns were true, complete and correct in all material respects. Company and each Company Subsidiary has duly and timely paid (or there has been paid on their behalf), or made adequate provisions in accordance with GAAP for, all material Taxes required to be paid by them, whether or not shown on any Tax Return.

(b) Company (i) for all taxable years commencing with its taxable year ended December 31, 2012 through its taxable year ended December 31, 2024, has been subject to taxation as a REIT and has satisfied all requirements to qualify as a REIT for such years; (ii) has operated since January 1, 2025 to the date hereof, and will continue to operate until the consummation of the Second Merger, in a manner consistent with the requirements for qualification and taxation as a REIT; and (iii) has not taken or omitted to take any action that could reasonably be expected to result in a challenge by the IRS or any other Governmental Authority to its status as a REIT, and no such challenge is pending or, to Company’s Knowledge, threatened. No entity in which Company or any Company Subsidiary directly or indirectly owns an interest is or has been a corporation for U.S. federal income tax purposes, other than (i) a corporation that qualifies as a “qualified REIT subsidiary” within the meaning of Section 856(i)(2) of the Code (each a “Qualified REIT Subsidiary”) or (ii) a corporation that qualifies as a “taxable REIT subsidiary” within the meaning of Section 856(l) of the Code (each, a “Taxable REIT Subsidiary”). Section 5.1(c) and Section 5.1(d) of the Company Disclosure Letter set forth a true, correct and complete list of each entity in which Company or any Company Subsidiary directly owns an interest and the U.S. federal income tax status of such entity as a Qualified REIT Subsidiary, Taxable REIT Subsidiary, corporation, partnership or entity disregarded from its owner. Company does not own a direct or indirect interest in any entity that is treated as a REIT for U.S. federal (and applicable state and local) income tax purposes. Company has satisfied the requirement under Section 856(c)(4)(B)(ii) of the Code with respect to all Taxable REIT Subsidiaries (including any entities with respect to which a protective Taxable REIT Subsidiary election was made).

(c) Except as, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect, as of the date of this Agreement, (i) there are no audits, investigations by any Governmental Authority or other proceedings ongoing or, to Company’s Knowledge, threatened with regard to any material Taxes or Tax Returns of Company or any Company Subsidiary; (ii) no material deficiency for Taxes of Company or any Company Subsidiary has been claimed, proposed or assessed in writing or, to Company’s Knowledge, threatened, by any Governmental Authority, which deficiency has not yet been settled except for such deficiencies that are being contested in good faith; (iii) none of Company or any Company Subsidiary has waived any statute of limitations with respect to the assessment of material Taxes or agreed to any extension of time with respect to any material Tax assessment or deficiency for any open tax year; (iv) none of Company or any Company Subsidiary currently is the beneficiary of any extension of time within which to file any material Tax Return (other than extensions to file obtained in the ordinary course); and (v) none of Company or any Company Subsidiary has entered into any “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. income Tax Law). No claim has been made by a Governmental Authority in a jurisdiction where Company or a Company Subsidiary does not file Tax Returns that Company or such Company Subsidiary is or may be subject to taxation in that jurisdiction.

(d) Each entity in which Company or any Company Subsidiary directly or indirectly owns an interest that is a partnership, joint venture or limited liability company and that has not elected to be a Taxable REIT Subsidiary has been since its formation treated for U.S. federal income tax purposes as a partnership, disregarded entity, or Qualified REIT Subsidiary, as the case may be, and not as a corporation or an association taxable as a corporation whose separate existence is respected for U.S. federal income tax purposes.

(e) Neither Company nor any entity in which Company or any Company Subsidiary directly or indirectly owns an interest holds any asset the disposition of which would be subject to Treasury Regulations Section 1.337(d)-7 (or similar rules), nor have they disposed of any such asset during their current taxable year.

(f) For all taxable years commencing with their first taxable years, Company has not incurred (i) any material liability for Taxes under Section 857(b)(1), 857(b)(4), 857(b)(5), 857(b)(6)(A), 857(b)(7), 857(f), 860(c) or 4981 of the Code or Treasury Regulations Section 1.337(d)-5, 1.337(d)-6, or 1.337(d)-7, or (ii) any liability for Taxes under Section 857(b)(5) (for income test violations), 856(c)(7)(C) (for asset test violations), or 856(g)(5)(C) (for violations of other qualification requirements applicable to REITs) of the Code. None of Company or any entity in which Company or any Company Subsidiary directly or indirectly owns an interest has incurred any material liability for Tax other than (A) in the ordinary course of business consistent with past practice (including, for the avoidance of doubt, ad valorem and similar property Taxes), or (B) transfer or similar Taxes arising in connection with sales of property.

(g) Company does not have any earnings and profits attributable to a non-REIT year of any predecessor or any other corporation.

(h) Except as, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect, as of the date of this Agreement, Company and the Company Subsidiaries have complied, in all material respects, with all applicable Laws relating to the payment and withholding of Taxes (including withholding of Taxes pursuant to Sections 1441, 1442, 1445, 1446 and 3402 of the Code or similar provisions under any state and non-U.S. Laws) and have duly and timely withheld and, in each case, have paid over to the appropriate taxing authorities all material amounts required to be so withheld and paid over on or prior to the due date thereof under all applicable Laws.

(i) There are no Company Tax Protection Agreements (as hereinafter defined) in force at the date of this Agreement, and, as of the date of this Agreement, no Person has raised in writing, or to Company’s Knowledge threatened to raise, a material claim against Company or any Company Subsidiary for any breach of any Company Tax Protection Agreements. As used herein, “Company Tax Protection Agreements” means any written agreement to which Company or any Company Subsidiary is a party pursuant to which: (i) any liability to holders of limited partnership interests in a Company Subsidiary Partnership relating to Taxes may arise, whether or not as a result of the consummation of the Transactions, or (ii) in connection with the deferral of income Taxes of a holder of limited partnership interests or limited liability company in a Company Subsidiary Partnership, Company or the Company Subsidiaries have agreed to (A) maintain a minimum level of debt, continue a particular debt or provide rights to guarantee debt, (B) retain or not dispose of assets, (C) make or refrain from making Tax elections, or (D) only dispose of assets in a particular manner. As used herein, “Company Subsidiary Partnership” means each of CHP Partners, LP and any other Company Subsidiary that is a partnership for United States federal income tax purposes.

(j) There are no Tax Liens upon any property or assets of Company or any Company Subsidiary, except (i) Liens for Taxes not yet due and payable or that are being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP or (ii) the Company Permitted Liens.

(k) There are no Tax allocation or sharing agreements or similar arrangements with respect to or involving Company or any Company Subsidiary (other than customary arrangements under commercial contracts, leases or borrowings entered into in the ordinary course of business).

(l) Neither Company nor any Company Subsidiary has requested, has received or is subject to any written ruling of a Governmental Authority or has entered into any written agreement with a Governmental Authority with respect to any Taxes, in each case that is still binding on Company or any Company Subsidiary.

(m) Neither Company nor any Company Subsidiary (i) has been a member of an affiliated group filing a consolidated federal income Tax Return (other than the group, the common parent of which was CHP TRS or Company) or (ii) has any liability for the Taxes of any Person (other than Company or any Company Subsidiary) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign Law), as a transferee or successor.

(n) Except for ordinary course transactions that may be “reportable transactions” solely on account of the recognition of a tax loss, neither Company nor any Company Subsidiary has participated in any “reportable transaction” within the meaning of Treasury Regulations Section 1.6011-4(b).

(o) Neither Company nor any Company Subsidiary has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock qualifying for tax-free treatment under Section 355 of the Code (i) in the two years prior to the date of this Agreement or (ii) in a distribution which could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with Transactions.

(p) Except as, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect, as of the date of this Agreement, no written power of attorney that has been granted by Company or any Company Subsidiary (other than to Company or a Company Subsidiary) currently is in force with respect to any matter relating to Taxes.

(q) This Section 5.11 contains the sole and exclusive representations and warranties of Company and the Company Subsidiaries with respect to Taxes and Tax matters (other than those matters described in Section  5.12).

Section 5.12 Benefit Plans; Employees.

(a) Neither Company nor any Company Subsidiary, directly or indirectly, is employing or engaging, and since January 1, 2023, has not employed or engaged, any employees.

(b) Section 5.12(b) of the Company Disclosure Letter sets forth a true and complete list of each material Benefit Plan. Neither Company nor any Company Subsidiary has any contract, plan or commitment, whether or not legally binding, to adopt or sponsor any Benefit Plan (except pursuant to this Agreement). For each material Benefit Plan, Company has provided or made available to the extent applicable correct and complete copies of the plan documents and all amendments thereto (or, to the extent no such copy exists, an accurate description).

(c) Company has provided a true and complete list of all individuals currently engaged on an independent contractor basis by, Company or any Company Subsidiary, specifying their (i) entity they are engaged by, (ii) principal work location, (iii) brief description of services, and (iv) annual base fee or hourly rate.

(d) Neither Company nor any Company Subsidiary is or, within the past three years has been, a party to, or bound by, any collective bargaining agreement, labor-related contract or other labor-related agreement with a trade or labor union, works council, or other bargaining unit representative (each, a “Union,” and such an agreement or arrangement with a Union, a “Labor Agreement”), nor are there any negotiations or discussions currently pending or, to Company’s Knowledge, threatened between Company, or any of the Company Subsidiaries, and any Union regarding any Labor Agreement, nor is Company or any of the Company Subsidiaries under an obligation to negotiate with any Union.

(e) There are no, and in the prior three years there have not been any material unfair labor practices, labor arbitrations, or other labor or employment-related Actions pending or, to Company’s Knowledge, threatened against Company or any of the Company Subsidiaries by or on behalf of any present or former employee of Company or any of the Company Subsidiaries or classes of the foregoing alleging breach of any express or implied employment contract, violation of any Law governing labor, employment, or terms and conditions of employment, including the termination of employment, or any other discriminatory, wrongful or tortious conduct on the part of Company or any of the Company Subsidiaries in connection with the employment relationship.

(f) To Company’s Knowledge, there are, and in the past three years there have been, no organizational efforts with respect to the formation of a collective bargaining unit presently being made or threatened involving any employees of Company or any of the Company Subsidiaries with respect to their employment with the Company or any Company Subsidiaries.

(g) To Company’s Knowledge, in the past three years, there has been no allegation, complaint, charge or claim (whether formal or otherwise) on the basis of sexual harassment or misconduct, discrimination or other similar unlawful behavior made against any Person who is or was an officer or director of the Company or any Company Subsidiary (a “Misconduct Allegation”). In the past three years, Company and the Company Subsidiaries have investigated all Misconduct Allegations of which they are or were aware and have taken all reasonable and necessary corrective actions with respect to such allegations. Neither Company nor any Company Subsidiary has entered into any settlement agreement, confidentiality agreement or otherwise, relating directly or indirectly to any Misconduct Allegation.

(h) To Company’s Knowledge, Company and the Company Subsidiaries have for the past three years been and are in material compliance with all applicable Laws respecting employment and employment practices, including all Laws relating to terms and conditions of employment, equal employment opportunity and equal pay, background checks, worker classification as employees and independent contractors and as exempt or non-exempt under the Fair Labor Standards Act and comparable state laws, collective bargaining and labor relations, disability, accommodations, identity and employment eligibility verification, immigration, health and safety, wages (including meal times and rest breaks and overtime), hours and benefits, harassment, discrimination, retaliation, record retention, notice and posting requirements, leaves of absence (including paid sick leave), contractors and temporary employees, workers’ compensation, termination, plant closings and layoffs (including under WARN and comparable state, local or other Laws), unemployment compensation, and any other employment related matters. To Company’s Knowledge, all independent contractors or other individual engaged in any other non-employee role by Company or any Company Subsidiaries are and have for the past three years been at all times properly classified in all material respects as such for purposes of all Laws, including Laws with respect to employee benefits.

(i) None of Company, any Company Subsidiary or any of their respective ERISA Affiliates maintains, contributes to, or participates in, or has in the past six years maintained, contributed to, or participated in, or otherwise has any obligation or liability in connection with: (i) a “pension plan” under Section 3(2) of ERISA that is subject to Title IV or Section 302 of ERISA or Section 412 or 4971 of the Code, (ii) a “multiemployer plan” (as defined in Section 3(37) of ERISA), (iii) a “multiple employer plan” within the meaning of Section 413(c) of the Code, or (iv) a “multiple-employer welfare arrangement” within the meaning of Section 3(40) of ERISA.

(j) Neither the execution and delivery of this Agreement nor the consummation of the Transactions (either alone or in conjunction with any other event (other than a subsequent change in control)) will (i) result in the payment pursuant to any Benefit Plan in effect as of the date hereof of any amount that would, individually or in combination with any other such payment, be a “parachute payment” within the meaning of Section 280G of the Code, (ii) result in, or cause the accelerated vesting, payment, funding or delivery of, or increase the amount or value of, any payment or benefit to any employee, officer, or director of Company or any Company Subsidiary except as provided by this Agreement, (iii) result in a requirement to pay any tax “gross-up” or similar “make-whole” payments to any employee, director or consultant of Company or any Company Subsidiary, or (iv) require any contributions or payments to fund any obligations under any Benefit Plan.

(k) To Company’s Knowledge, the Benefit Plans (and each related trust, insurance contract or fund) are and have been established, operated and administered in compliance, in all material respects, with their terms and with the requirements of ERISA, the Code and all other applicable Laws.

(l) None of the Benefit Plans provides health care or any other non-pension benefits to any employees after their employment is terminated (other than as required by Part 6 of Subtitle B of Title I of ERISA or similar state Law or for a limited period of time following a termination of employment pursuant to the terms of an existing employment, severance or similar agreement in effect as of the date hereof).

(m) Except as would not reasonably be expected to give rise to a material liability of Company and the Company Subsidiaries, taken as a whole, to Company’s Knowledge, there are no claims pending or threatened against any existing operator or manager (including any manager currently providing third-party property management services) of any Company Property (the “Company Existing Manager”) by any current or former employees of such Company Existing Manager or the CNL Advisor for which Company or any Company Subsidiary has or would reasonably be expected to have an obligation to indemnify such Company Existing Manager.

Section 5.13 Information Supplied. None of the information relating to Company and the Company Subsidiaries or that is provided by Company and the Company Subsidiaries in writing that will be contained in the Joint Proxy Statement/Prospectus will, at the time of the mailing thereof or at the time the Parent Stockholders’ Meeting or the Company Stockholders’ Meeting is to be held, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Joint Proxy Statement/Prospectus will comply in all material respects as to form with the applicable requirements of the Securities Act and the Exchange Act; provided, that no representation or warranty is made hereunder with respect to statements made or incorporated by reference by, or with respect to, Parent, Holdco or SNDA Merger Sub.

Section 5.14 Intellectual Property.

(a) Section 5.14(a) of the Company Disclosure Letter sets forth a true and complete list of all (i) Company Owned Intellectual Property that is the subject of an application, certificate, filing, registration or other document issued by, filed with or recorded by any Governmental Authority or domain name registrar (the “Company Registered Intellectual Property”) and (ii) material unregistered Trademarks included in the Company Owned Intellectual Property. All Company Registered Intellectual Property has been maintained effective by the filing of all necessary filings, maintenance and renewals and timely payment of requisite fees and each item of material Company Owned Intellectual Property is otherwise valid, subsisting and enforceable. None of the material Company Owned Intellectual Property is subject to any (i) pending written challenge received by Company or any Company Subsidiary relating to the ownership, use, registrability, patentability, validity or enforceability of such Company Registered Intellectual Property (excluding ordinary course office actions at the U.S. Patent & Trademark Office or similar Governmental Authorities), or (ii) any outstanding Order or consent, settlement, or coexistence agreement adversely affecting Company’s or any Company Subsidiary’s use thereof or rights thereto, or that would impair the validity or enforceability thereof. Neither Company nor any Company Subsidiary owns or purports to own any proprietary Software.

(b) Except as would not, individually or in the aggregate, have or reasonably be expected to have a Company Material Adverse Effect, to Company’s Knowledge, Company and the Company Subsidiaries exclusively own all right, title and interest in, the Company Owned Intellectual Property free and clear of all Liens (other than Company Permitted Liens), and Company and Company Subsidiaries have the right to use all other Intellectual Property used in, held for use, or necessary to conduct the business of Company and Company Subsidiaries as currently conducted (collectively with the Company Owned Intellectual Property, the “Company Intellectual Property”).

(c) Section 5.14(c) of the Company Disclosure Letter identifies all Trademarks used by the Company and the Company Subsidiaries under a Related Party Agreement. Except as would not, individually or in the aggregate, have or reasonably be expected to have a Company Material Adverse Effect, Company and Company Subsidiaries do not require or use any Intellectual Property or IT Systems except for (A) the Intellectual Property or IT Systems owned by Company or Company Subsidiaries or provided to Company or Company Subsidiaries pursuant to the Advisory Agreement, (B) any Intellectual Property and IT Systems the use or benefit of which were provided to Company or a Company Subsidiary under the Advisory Agreement, and (C) Trademarks licensed to the Company or Company Subsidiaries pursuant to the Brand License Agreement. Except in connection with providing services to Company and Company Subsidiaries, no Affiliates of Company use any Company Owned Intellectual Property.

(d) To Company’s Knowledge, no Person is infringing any Company Owned Intellectual Property. There are no, and for the last three years there have not been any, pending or threatened Actions brought by Company or any Company Subsidiary against any Company Third Party alleging infringement, invalidity, misuse, or unenforceability of Intellectual Property or challenging any Person’s ownership or scope of any Intellectual Property and, to Company’s Knowledge and within the past three years, no Company Third Party has infringed any material Company Intellectual Property. Except as would not, individually or in the aggregate, reasonably be expected to material to the business of Company or Company Subsidiaries, neither Company nor any Company Subsidiary (nor any Person acting on their behalf) has received any offer of license or statement that Company or any Company Subsidiary may require a license from a third party. Company and Company Subsidiaries are in material compliance (and have in the last three years been in material compliance) with the terms of all licenses governing the use of third-party Software.

(e) Except as would not, individually or in the aggregate, have or reasonably be expected to have a Company Material Adverse Effect, there are no claims pending or, to Company’s Knowledge, threatened in writing against Company or any Company Subsidiary alleging a violation by Company or any Company Subsidiary of any Company Third Party’s Intellectual Property rights and, to Company’s Knowledge, the conduct of the businesses of Company and the Company Subsidiaries as currently conducted does not infringe, violate, or misappropriate any Company Third Party’s Intellectual Property rights.

(f) Company and Company Subsidiaries (and all Persons acting on their behalf) have taken commercially reasonable measures to maintain and protect the secrecy and confidentiality in the trade secrets and other confidential information of or held by or on behalf of Company and Company Subsidiaries. To Company’s Knowledge, in the past three years, there has been no unauthorized access, unauthorized acquisition or disclosure, or any loss or theft, of any Company trade secret or material confidential information held by Company or any Company Subsidiary.

(g) Except as would not, individually or in the aggregate, have or reasonably be expected to have a Company Material Adverse Effect, each Person who has invented, developed or created Intellectual Property for or on behalf of Company or a Company Subsidiary has presently assigned all of its rights in the same to Company or a Company Subsidiary, to the extent such rights do not vest in Company or a Company Subsidiary by operation of applicable Law. To Company’s Knowledge, no present or former officer, director, consultant, contractor, advisor, employee or agent of Company or a Company Subsidiary is in material default or breach of any employment agreement, non-disclosure agreement, assignment of invention agreement or similar agreement relating to the ownership, development, protection, use, or transfer of Intellectual Property used in the operation of Company’s or the Company Subsidiaries’ businesses.

Section 5.15 Privacy and Data Security. Except as would not, individually or in the aggregate, have or reasonably be expected to have a Company Material Adverse Effect:

(a) Company and the Company Subsidiaries, comply, and have since January 1, 2023, complied, in all material respects with (i) all applicable Privacy and Data Security Laws, (ii) all written and legally binding contractual commitments related to information security and data privacy (including the Processing of Personal Information), and (iii) all of their internal and written public policies related to the privacy, security, or the Processing of Personal Information (collectively, “Company Privacy Requirements”). Since January 1, 2023, Company and the Company Subsidiaries have performed security risk assessments to the extent required by the Company Privacy Requirements and addressed and materially remediated all material threats and deficiencies identified in those security risk assessments.

(b) Company and the Company Subsidiaries have established an information security program that complies in all material respects with applicable Company Privacy Requirements relating to information security and data privacy, in each case, to the extent applicable to such entity. To Company’s Knowledge, there have been no material violations of such information security program that would constitute a breach of any applicable Company Privacy Requirements. Since January 1, 2023, Company has assessed its and the Company Subsidiaries’ information security program, to the extent required under applicable Company Privacy Requirements, and each such information security program has proven compliant with Company Privacy Requirements in all material respects. All Personal Information and Company Data will continue to be available for Processing by Company and the Company Subsidiaries following the Second Closing Date on substantially the same terms and conditions as existed immediately before the Second Closing Date, except to the extent that any change (i) results from the negotiation or consummation of the Transactions, (ii) is required by applicable Privacy and Data Security Laws or (iii) would not reasonably be expected to be material to Company and the Company Subsidiaries, taken as a whole. Neither the negotiation nor consummation of the Transactions, nor any disclosure or transfer of information in connection therewith, would reasonably be expected to result in a material violation of any applicable Company Privacy Requirement or require the consent, waiver, or authorization of, or declaration, filing, or notification to, any Person under any such Company Privacy Requirement.

(c) Company and each Company Subsidiary have at all times since January 1, 2023, used their commercially reasonable efforts to implement and maintain, commercially reasonable measures to protect Personal Information against any Security Incident. Since January 1, 2023, neither Company nor any Company Subsidiary has experienced a Security Incident, and neither Company nor any Company Subsidiary is currently investigating a potential Security Incident. In relation to any Security Incident, none of Company or the

Company Subsidiaries, have been notified or been required to notify any Person under applicable Privacy and Data Security Laws. Since January 1, 2023, neither the Company nor any of the Company Subsidiaries have received any written notice of, or to Company’s Knowledge, been subject to any Action, or, to the Company’s Knowledge, been the subject of any investigation or enforcement action by, any Person, in each case with respect to any applicable Privacy and Data Security Laws or compliance therewith or violation thereof. To the extent required by applicable Privacy and Data Security Laws, the Company and Company Subsidiaries also require third parties processing Personal Information on behalf of Company or any Company Subsidiary or otherwise receiving from, or sharing with, Company or a Company Subsidiary to enter into written contractual commitments that include commercially reasonable requirements regarding the processing, receipt and sharing of such Personal Information, including provisions requiring material compliance with applicable Privacy and Data Security Laws and timely notification to Company or the Company Subsidiaries of any Security Incident that affects the Company IT Systems or Personal Information.

(d) The Company IT Systems (i) are in good repair and operating condition to effectively perform all information technology operations necessary to conduct Company’s and the Company Subsidiaries’ businesses, (ii) to the Knowledge of Company, are free from material bugs, errors, or defects, and (iii) to the Knowledge of Company, do not contain any Malicious Code. There has not been since January 1, 2023 any error, failure, breakdown, malfunction, attack involving denial of service, security breach or continued substandard performance of any Company IT Systems that has caused a material disruption or interruption in or to the operation of Company or the Company Subsidiaries’ businesses. Company and the Company Subsidiaries have implemented and periodically tested reasonable backup, security, and disaster recovery technology, plans, procedures and facilities consistent with industry practice and there are no material deficiencies identified during such tests that have not been remediated. Neither Company nor any of the Company Subsidiaries is in material breach in any material respect of any contract relating to any Company IT System, or is aware of any event that, with the passage of time or the giving of notice, or both, would constitute a material breach in any material respect of any contract relating to any Company IT System.

Section 5.16 Environmental Matters. Except as would not reasonably be expected to have a Company Material Adverse Effect:

(a) Company and each Company Subsidiary are, and for the last three years have been, in compliance with all Environmental Laws.

(b) Company and each Company Subsidiary have obtained and maintain all Environmental Permits necessary to conduct their current operations or otherwise in connection with the ownership of the Company Properties and are in compliance with such Environmental Permits, all of which are in full force and effect, and there are no proceedings pending or, to Company’s Knowledge, threatened, that seek the revocation, cancellation, suspension or modification of any such Environmental Permit;

(c) Neither Company nor any Company Subsidiary has received within the last three years or earlier if unresolved, (i) any written request for information from any Governmental Authority pursuant to Environmental Laws, (ii) any written notice, demand, letter or claim from any Person alleging that it is in violation of, or has liability under, any Environmental Law or with respect to Hazardous Substances, or (iii) any Order issued against it. There is no Action pending, or, to Company’s Knowledge, threatened against Company or any Company Subsidiary under any Environmental Law or with respect to Hazardous Substances;

(d) To Company’s Knowledge, neither the Company Properties nor any Company Contract Properties contain any of the following: (i) underground storage tanks, (ii) dumps or landfills, (iii) surface impoundments, (iv) other units for the treatment, storage or disposal of Hazardous Substances pursuant to RCRA or similar state Laws, (v) asbestos or ACM, (vi) polychlorinated biphenyls, (vii) PFAS, (viii) lead or LBP, (ix) toxic mold, or (x) radon for which mitigation measures are advised or required pursuant to the U.S. Environmental Protection Agency’s guidelines or similar state Laws;

(e) Neither Company nor any Company Subsidiary has entered into or agreed to any Order or is subject to any Order relating to compliance with or liability under Environmental Laws, Environmental Permits or the investigation, sampling, monitoring, treatment, remediation, removal or cleanup of Hazardous Substances; and

(f) To Company’s Knowledge, (i) there has been no Release of a Hazardous Substance at, on, in, or under the Company Property or any Company Contract Property or any real property formerly owned, operated or leased by Company or any Company Subsidiary, and (ii) neither Company nor any Company Subsidiary has arranged, by contract, agreement or otherwise, for the transportation, disposal or treatment of Hazardous Substances at any location, except in the case of each of (i) and (ii) as has not and would not reasonably be expected to give rise to or result in a liability of Company or the Company Subsidiaries.

(g) To the extent requested by Parent, Company and the Company Subsidiaries have made available to Holdco all reports, site assessments, audits and documents, in each case in their possession that relate to Company’s or any Company Subsidiary’s outstanding or reasonably anticipated liability under Environmental Laws, compliance with Environmental Laws during the past three years or to the environmental condition of the Company Property, the Company Contract Property or any real property formerly owned, operated or leased by Company or any Company Subsidiary.

Section 5.17 Properties.

(a) Section 5.17(a)(i) of the Company Disclosure Letter sets forth a true, complete and correct list of the address and facility name of each Company Property as of the date of this Agreement, and whether such real property is leased or owned. Section 5.17(a)(ii) of the Company Disclosure Letter sets forth a schedule of Company Leases, including amendments, extensions, and other related material documents. A true, complete, and correct copy of each Company Real Property Lease and Intercompany Lease has been made available to Holdco. The Company Property is all of the real property used, necessary and sufficient for the operation of the business of the Company as currently used and operated of the date hereof. No real property nor any portion thereof (or direct or indirect interest therein) is under contract by Company or a Company Subsidiary for (1) purchase or other acquisition by Company or such Company Subsidiary or that is required under a binding contract to be leased, subleased, licensed or otherwise used or occupied by Company or a Company Subsidiary as lessee, sublessee, licensee, grantee, or occupant after the date of this Agreement (each, a “Company Contract Property”). There are no written or, to Company’s Knowledge, oral agreements to which either Company or any Company Subsidiary is a party pursuant to which either Company or any Company Subsidiary is obligated to buy, lease, sublease, license, use, occupy or otherwise acquire all or any portion of any real properties (or direct or indirect interest therein) at some future date. There are no written term sheets, commitments, letters of intent or similar nonbinding offers for the Company or any Company Subsidiary to purchase, acquire, lease, sublease, license, use, or occupy all or any portion of any real property (or direct or indirect interest therein) in the future. All Company Real Property Leases and Company Leases are on arms-length, market terms.

(b) Either Company or a Company Subsidiary has good and valid fee simple title or leasehold title (as applicable) to each of the Company Properties, in each case, free and clear of Liens, except for Company Permitted Liens.

(c) Company and each Company Subsidiary has in effect all Property Permits or agreements, easements or other rights that are necessary to permit the current use and operation of each of the Company Properties and buildings and improvements on any of the Company Properties, except for such failures to have in effect that, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect. Neither Company nor any of the Company Subsidiaries nor, to Company’s Knowledge, any Company Existing Manager has received (i) written notice that any Property Permit or any agreement, easement or other right that is necessary to permit the current use and operation of the Company Property, and buildings and improvements on any of the Company Properties is not in full force and effect as of the date of this Agreement, except for such failures to be in full force and effect that, individually, or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect, or (ii) written notice of any uncured defaults under or violation of any Laws, Property Permits, or other material property agreements that are not Company Material Contracts, affecting any of the Company Properties that, individually or in the aggregate, would reasonably be expected to have a Company Material Adverse Effect.

(d) No condemnation, eminent domain, rezoning application or proceeding, violation enforcement action, or similar proceeding is pending with respect to any owned Company Property or to the Company’s Knowledge, with respect to any Leased Company Property, and neither Company, any Company Subsidiary, nor, to Company’s Knowledge, any Company Existing Manager, has received any written notice to the effect that (i) any condemnation or rezoning proceedings are threatened with respect to any of Company Properties or (ii) any zoning regulation or ordinance (including with respect to parking), Board of Fire Underwriters rules, building, fire, health or other Law has been violated (and remains in violation) for any Company Property, in each case of (i) and (ii), which condemnation, rezoning, eminent domain or similar proceeding, violation or any enforcement action related thereto or violation of any other Law would, individually or in the aggregate, reasonably be expected to have a material adverse effect on any Company Property, or Company and the Company Subsidiaries (taken as a whole). No fire or other material casualty has occurred with respect to any Company Properties that has not been restored to a commercially reasonable condition acceptable for continued use as historically used by the Company.

(e) Except for discrepancies, errors or omissions that, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect, the information set forth in (i) the RIDEA rent rolls for each Company Property requested by and made available to Parent (A) are true, complete, and correct as of such date, and (B) identify the market rent, current rent payable and, where applicable, other fees payable as of such date for each unit, and (ii) the triple net lease schedules for each Company Property requested by Parent (A) are true, complete, and correct as of such date and (B) identify the current tenant, current rent payable, expiration date, lease renewal information, and security deposit amounts required as of such date, and any concessions, tenant allowances, abatements, rent deferrals or similar accommodations. Company has made available to Parent, dated as of September 30, 2025, a schedule of arrears, which are true, complete, and correct, including with respect to the Managed Properties, the unit number, facility name or building address, outstanding balance, period(s) for which payment is overdue, and any partial payments, and with respect to the NNN Properties, the tenant name, facility name or building address, outstanding balance, period(s) for which payment is overdue, and any partial payments. Other than the Company Leases set forth in the applicable rent roll for each Company Property, as of the date hereof, or as of any later date for which such rent rolls are required to be provided hereunder, there are no leases, subleases, or other agreements which grant any party any right to use or occupy any Company Property, other than resident agreements that were entered with residents of the applicable Company Property after the date of the applicable rent roll for each Company Property and prior to the date hereof, in each case in the ordinary course of business. For the avoidance of doubt, the rent rolls do not include sub-leases entered into with service providers at the Managed Properties. Company has made available to Parent true, correct and complete copies of each Company Lease and sub-leases.

(f) There are no ground leases under which Company, any Company Subsidiary, or any Company Existing Manager is the lessee or a sublessee. There are no ground leases under which the Company, any Company Subsidiary, or any Company Existing Manager, is the lessor.

(g) Except for Company Permitted Liens or as set forth in the Company Leases or Company Title Insurance Policies provided or otherwise made available to Holdco by Company (to the extent the applicable documents setting forth the rights and/or Liens referenced herein are made available to Holdco by Company) prior to the date hereof or as set forth in the Organizational Documents of the Company Subsidiaries, (i) there are no unexpired option to purchase agreements, rights of first refusal or first offer or any other similar preferential rights to purchase or otherwise acquire any Company Property or any material portion thereof or direct or indirect interest therein, and (ii) there are no other outstanding rights, agreements or letters of intent to enter into any contract for sale, ground lease, lease, assign, or to otherwise transfer to sell or ground lease any Company

Property (or any direct or indirect interest therein), which, in each case, is in favor of any party other than Company or a Company Subsidiary (a “Company Third Party”).

(h) Except pursuant to a Company Lease, neither Company nor any Company Subsidiary is a party to any agreement pursuant to which Company or any Company Subsidiary manages the use, operation, marketing, development of any real property for any Company Third Party.

(i) For each Company Property, policies of title insurance have been issued insuring, as of the effective date of each such insurance policy, fee simple title interest held by Company or the applicable Company Subsidiary with respect to each such Company Property (each, a “Company Title Insurance Policy” and, collectively, the “Company Title Insurance Policies”). A copy of each Company Title Insurance Policy and any survey for any Company Properties in Company’s possession has been made available to Holdco. Each policy is in full force and effect. No written claim has been made against any Company Title Insurance Policy that, individually or in the aggregate, would be material to any Company Property. To Company’s Knowledge, there are no current pending claims against any Company Title Insurance Policy.

(j) To Company’s Knowledge, Section 5.17(j) of the Company Disclosure Letter lists each Company Property that is (i) under material development, construction, renovation, repair or capital projects as of the date hereof (other than normal repair and maintenance) (each a “Construction Project”), or (ii) subject to a binding agreement for material development or construction by Company or a Company Subsidiary, or a Company Existing Manager in each case other than those pertaining to customary day-to day non-capital repairs, replacements and other similar correction of deferred maintenance items in the ordinary course of business. True, complete and correct copies of contracts and agreements for all Construction Projects have been made available to Holdco.

(k) Section 5.17(k) of the Company Disclosure Letter lists each Company Existing Manager currently providing property management services to Company or a Company Subsidiary and identifies the Company Properties currently managed by each such party. True, complete and correct copies (in all material respects) of all agreements providing for such services (the “Company Property Management Agreements”) have been provided to Holdco prior to the date hereof.

(l) To Company’s Knowledge, the Company Properties (x) are supplied with public utilities and other services as reasonably required for their continued operation as they are now being operated, and (y) are in good working order sufficient for their normal operation in the manner currently being operated and without any material structural defects other than (A) as may be disclosed in any physical condition reports that have been made available to Holdco and (B) scheduled maintenance or repair in the ordinary course of business (as applicable). Neither Company, any Company Subsidiary, nor, to Company’s Knowledge, any Company Existing Manager has received any written notice from any insurance company that has issued a policy with respect to any Company Property that any material structural or other repairs or alterations are required, which repairs or alterations have not been completed.

(m) To Company’s Knowledge, each of the Company Properties has sufficient access to and from publicly dedicated streets for its current use and operation, without any constraints that interfere with the normal use, occupancy and operation thereof.

(n) Neither Company, any Company Subsidiary, nor, to Company’s Knowledge, any Company Existing Manager has received written notice that Company or any Company Subsidiary is in violation or default under any material reciprocal easement agreement, declaration of covenants, conditions, and restrictions, deed restriction, or other similar agreements to which Company, any Company Subsidiary, or Company Existing Manager on behalf of the foregoing, is a party (or to which owned Company Property is subject), except for violations or defaults that have been cured or that have not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Neither Company, any Company

Subsidiary, nor, to Company’s Knowledge, any Company Existing Manager has delivered a written default notice to a party under any reciprocal easement agreement, declaration of covenants, conditions, and restrictions, deed restriction, or other similar agreements to which a member of Company, any Company Subsidiary, or Company Existing Manager on behalf of the foregoing is a party (or to which owned Company Property is subject), except for defaults that have been cured or that have not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(o) No Company Property serves as secured collateral for any financing.

(p) Neither Company, any Company Subsidiary, nor, to Company’s Knowledge, any Company Existing Manager has conveyed any development rights associated with any Company Property and no Person has any right to purchase or acquire any development rights or portion thereof. None of the Company Properties are subject to a historic, preservations, landmark, cultural or similar designation.

(q) Except as, individually or in the aggregate, would not reasonably be expected to be material to Company and the Company Subsidiaries (taken as a whole), each Company Real Property Lease, Company Lease, Intercompany Lease, and Construction Contract (each, a “Real Property Contract”) is legal, valid, binding and enforceable against Company and each Company Subsidiary, and Company Existing Manager that is a party thereto and, to Company’s Knowledge, each other party thereto, and is in full force and effect, except as may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at Law) and subject to any applicable requirements of Health Care Laws. Company, each of the Company Subsidiaries, and, to Company’s Knowledge, any applicable Company Existing Manager and any other party thereto, have performed all obligations required to be performed by it under each such Real Property Contract, except where such nonperformance would not, individually or in the aggregate, reasonably be expected to be material to Company and the Company Subsidiaries (taken as a whole). None of Company, any Company Subsidiary, or, to Company’s Knowledge, any Company Existing Manager or any other party thereto, is in material breach or violation of, or default under, any Real Property Contract, and no event has occurred that, with notice or lapse of time or both, would constitute a material violation, breach or default under any Real Property Contract, except where in each case such violation, breach or default is not reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect. Since January 1, 2023, and through the date hereof, neither Company, any Company Subsidiary, nor, to Company’s Knowledge, any Company Existing Manager has received or given written notice of any material violation or material default under any Real Property Contract.

Section 5.18 Company Material Contracts.

(a) Except (i) for contracts filed as exhibits to the Company SEC Documents and (ii) for contracts that are terminable upon not more than 30-days’ notice without a penalty or premium, neither Company nor any Company Subsidiary is a party to or bound by any contract, agreement or understanding, whether written or oral, that, as of the date hereof:

(i) is required to be filed as an exhibit to the Company Annual Report on Form 10-K pursuant to Items 601(b)(2) and (10) of Regulation S-K promulgated under the Securities Act;

(ii) (A) obligates Company or any Company Subsidiary to make non-contingent aggregate annual expenditures (other than principal or interest payments or the deposit of other reserves with respect to debt obligations) in excess of $250,000, except for any Company Lease pursuant to which any third party is a lessee or sublessee on any Company Property, or (B) is a contract or agreement with consideration paid to or payable by Company or any Company Subsidiary of the Company of more than $250,000, in the aggregate, over any 12-month period, except for any Company Property Management Agreement;

(iii) contains any non-compete, non-solicit or exclusivity provisions (in each case, other than those contained in agreements with independent contractors that do not contractually bind Company or any

Company Subsidiary and would not bind Parent or any of its Affiliates after the Equity Purchase Effective Time with any such non-compete, non-solicit, or exclusivity provisions) with respect to any line of business or geographic area that materially restricts the business of Company or any Company Subsidiary (and would not materially restrict the business of Parent or any of its Affiliates after the Effective Time), or that otherwise materially restricts the lines of business conducted by Company or any Company Subsidiary or the geographic area in which Company or any Company Subsidiary or any Company Affiliates (and would not materially restrict the business of Parent or any of its Affiliates after the Effective Time) may conduct business or provides for “most favored nation” rights that restrict Company or any Company Subsidiary or any Company Affiliates;

(iv) prohibits the pledging of the capital stock of Company or any Company Subsidiary or prohibits the issuance of guarantees by any Company Subsidiary;

(v) is an agreement (other than the Organizational Documents of Company or a Company Subsidiary) that obligates Company or any Company Subsidiary to indemnify any past or present directors, officers, trustees, and employees of Company or any Company Subsidiary pursuant to which Company or a Company Subsidiary is the indemnitor;

(vi) constitutes or governs an Indebtedness obligation of Company or any Company Subsidiary with a principal amount, individually or in the aggregate, greater than $250,000 or relates to the sale, securitization or servicing of loans or loan portfolios of Company or any Company Subsidiary with a principal amount, individually or in the aggregate, greater than $250,000;

(vii) requires Company or any Company Subsidiary to dispose of or acquire material assets or material properties (other than in connection with the expiration of a Company Lease), or involves any pending merger, consolidation or similar business combination transaction, except for any Company Lease;

(viii) for the acquisition or disposition (by merger, consolidation, purchase or sale of stock or assets or otherwise) of any entity, business, or material assets that, after the date hereof, could result in liabilities on the part of Company or any Company Subsidiary in respect of any (A) purchase price adjustment, earn-outs or contingent purchase price obligations or (B) solely in respect of any acquisition or disposition of any entity, business, or assets that constitute a business or division of Company, indemnity obligations;

(ix) constitutes a Company Property Management Agreement;

(x) constitutes an interest rate cap, interest rate collar, interest rate swap or other contract or agreement relating to a hedging transaction;

(xi) constitutes a joint venture, partnership or limited liability company or strategic alliance agreement between Company or any Company Subsidiary, on the one hand, and any third party, on the other hand;

(xii) constitutes a loan to any Person (other than a Company Subsidiary) by Company or any Company Subsidiary (other than advances or rent relief made, in connection with or pursuant to and expressly disclosed in the Company Leases or pursuant to any disbursement agreement, development agreement, or development addendum entered into in connection with a Company Lease with respect to the development, construction, or equipping of Company Properties or the funding of improvements to Company Properties);

(xiii) obligates Company to make any capital commitment or capital expenditure (including pursuant to any renovation, construction or development project) in excess of $100,000 per annum, other than (A) pursuant to a Company Lease (B) pursuant to a Company Property Management Agreement, or (C) pursuant to a Company Debt Agreement;

(xiv) provides for the engagement of any individual independent contractor (that is a natural person or an entity solely owned and operated by a natural person) of the Company or any Company Subsidiary providing for more than $250,000 per year in compensation;

(xv) is an agreement with any professional employer organization;

(xvi) is an agreement with a Third-Party Payor;

(xvii) is with a Governmental Authority;

(xviii) includes an inbound license grant under, in or to any Intellectual Property, other than licenses for Off-the-Shelf Software, any open source or free Software used by Company, or any Company Subsidiary, any non-exclusive licenses of Intellectual Property that are incidental to a services or other agreement or arrangement, the primary purpose of which is something other than the grant of rights under Intellectual Property (including agreements with independent contractors and non-disclosure agreements);

(xix) includes an outbound license grant under, in or to any Intellectual Property, other than non-exclusive licenses granted by Company or Company Subsidiaries in the ordinary course of business to vendors of Company or Company Subsidiaries to enable the provision of services to Company or Company Subsidiaries;

(xx) involves any settlement of any actual Action or threatened Action that has not been fully performed or fully accrued for, other than, in each case, any such contracts, agreements or understandings concerning the routine collection of debts entered into in the ordinary course of business and other than, in each case, providing solely for payments under any such contract, agreement or understanding by Company or any Company Subsidiary in an amount less than $100,000; or

(xxi) is a Related Party Agreement.

(b) Each contract in any of the categories set forth in Section 5.18(a) to which Company or any Company Subsidiary is a party or by which it is bound is referred to herein as a “Company Material Contract.” For the avoidance of doubt, the term “Company Material Contract” does not include any Company Leases or Intercompany Leases. Except for contracts filed as exhibits to the Company SEC Documents, a true, complete and correct, in all material respects, copy of each Company Material Contract, as of the date of this Agreement, has been made available to Holdco prior to the date of this Agreement.

(c) Except as, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect, each Company Material Contract is legal, valid, binding and enforceable against Company and each Company Subsidiary that is a party thereto and, to Company’s Knowledge, each other party thereto, and is in full force and effect, except as may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at Law). Company and each of the Company Subsidiaries and, to the Knowledge of the Company, any other party thereto, have performed all obligations required to be performed by it under each Company Material Contract, except where such nonperformance would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. None of Company or any Company Subsidiary, or, to Company’s Knowledge, any other party thereto, is in breach or violation of, or default under, any Company Material Contract, and no event has occurred that, with notice or lapse of time or both, would constitute a violation, breach or default under any Company Material Contract, except where in each case such violation, breach or default is not reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect. Since January 1, 2023, and through the date hereof, and except as, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect, neither Company nor any Company Subsidiary has received written notice of any violation or default under any Company Material Contract.

Section 5.19 Insurance. Neither Company nor the Company Subsidiaries maintain insurance for properties leased to third-party tenants. With respect to the remaining properties, Company maintains, and to Company’s Knowledge certain managers maintain, insurance coverage with reputable insurers in such amounts and covering such risks that Company believes are adequate for the operation of its and its Subsidiaries’ business and the protection of its and their assets except where, individually or in the aggregate, such failure to do so would not reasonably be expected to have a Company Material Adverse Effect. As of the date hereof, there is no material claim by Company or any Company Subsidiary pending under any such insurance policies that has been denied or disputed by the insurer. Company has made available to Holdco copies of all material insurance policies under which Company is named as the primary insured and all such material fidelity bonds or other material insurance contracts maintained by Company (the “Company Insurance Policies”). To Company’s Knowledge, except as individually or in the aggregate would not reasonably be expected to have a Company Material Adverse Effect, all premiums due and payable under all Company Insurance Policies under which Company is named as the primary insured have been paid, and Company and the Company Subsidiaries have otherwise complied in all material respects with the terms and conditions of all Company Insurance Policies. To Company’s Knowledge, such Company Insurance Policies are valid and enforceable in accordance with their terms and are in full force and effect. Since January 1, 2023, and through the date hereof, no written notice of cancellation or termination has been received by Company or any Company Subsidiary with respect to any such policy that has not been replaced.

Section 5.20 Opinion of Financial Advisor. As of the date of this Agreement, the Company Board has received an opinion of KeyBanc Capital Markets Inc. (“Company Financial Advisor”) to the effect that, as of the date of such opinion and based upon and subject to the matters set forth therein, including the various assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of review undertaken by Company Financial Advisor as set forth in such opinion, the Transaction Consideration to be received in the Transactions by the Holders (other than holders of Excluded Shares) is fair, from a financial point of view, to such Holders, which opinion will be made available to Holdco solely for informational purposes within two Business Days after the date hereof.

Section 5.21 Approval Required. Assuming the accuracy of the representations and warranties of Parent, Holdco and SNDA Merger Sub set forth in Section 6.24, the Company Stockholder Approval is the only vote of holders of securities of Company and CNL Merger Sub required to approve the Transactions.

Section 5.22 Brokers. Except for the fees and expenses payable to the Company Financial Advisor, no broker, investment banker or other Person is entitled to any broker’s, finder’s or other similar fee or commission in connection with the Transactions based upon arrangements made by or on behalf of Company or any Company Subsidiary.

Section 5.23 Investment Company Act. None of Company or any Company Subsidiary is required to be registered as an investment company under the Investment Company Act.

Section 5.24 Takeover Statutes. The restrictions on control share acquisitions contained in Subtitle 7 of Title 3 of the MGCL shall not apply to the Transactions, and, assuming the accuracy of the representations and warranties of Parent, Holdco, and SNDA Merger Sub set forth in Section 6.24, the Company Board has taken all action necessary to render inapplicable to the Transactions the restrictions on business combinations contained in Subtitle 6 of Title 3 of the MGCL. Assuming the accuracy of the representations and warranties of Parent, Holdco, and SNDA Merger Sub set forth in Section 6.24, to Company’s Knowledge, no other “business combination,” “control share acquisition,” “fair price,” “moratorium” or other takeover or anti-takeover statute or similar federal or state Law (collectively, “Takeover Statutes”) is applicable to this Agreement or the Transactions.

Section 5.25 Related Party Transactions. Except for this Agreement or as set forth in the Company SEC Documents filed from January 1, 2023, through and including the date of this Agreement, there have been no transactions, agreements, arrangements or understandings between Company or any Company Subsidiary, on the one hand, and any Affiliates (other than the Company Subsidiaries) of Company, on the other hand, that would be required to be disclosed under Item 404 of Regulation S-K promulgated by the SEC. Section 5.25 of the Company Disclosure Letter sets forth each agreement between Company or any Company Subsidiary, on the one hand, and any Affiliates (other than the Company Subsidiaries) of Company, on the other hand (the “Related Party Agreements”).

Section 5.26 Anti-Corruption and Anti-Bribery. None of Company, any Company Subsidiary, any other Affiliate of Company or any director, officer, manager or employee of Company, any Company Subsidiary or any other Affiliate of Company nor, to Company’s Knowledge, any consultant, agent or other third party acting for or on behalf of Company, any Company Subsidiary or any other Affiliate of Company has, directly or indirectly, in connection with the conduct of any activity of Company, any Company Subsidiary or any other Affiliate of Company: (a) made, offered, promised or authorized any payment, loan or transfer of anything of value, including any reward, bribe, payoff, influence payment, kickback, rebate, contribution, gift, entertainment, advantage or benefit of any kind, to or for the benefit of any Person, for the purpose of (i) unlawfully influencing any act or decision of such or other Person, (ii) inducing such or other Person to do or omit to do any act in violation of a lawful duty, (iii) unlawfully obtaining or retaining business for or with any Person, (iv) expediting or securing the performance of official acts of a routine nature or (v) otherwise securing any unlawful advantage; (b) established or maintained any unlawful fund of corporate monies or other properties; (c) created or caused the creation of any false or inaccurate books and records related to any of the foregoing; (d) in connection with any applicable Law relating to anti-corruption and/or anti-bribery matters (i) conducted or initiated any review, audit or internal investigation in the last three years, (ii) made a voluntary, directed or involuntary disclosure to any Governmental Authority or (iii) in the past five years, received any written notice, request or citation from any Governmental Authority alleging noncompliance relating to anti-corruption and/or anti-bribery matters; or (e) violated (i) any provision of the Foreign Corrupt Practices Act of 1977, 15 U.S.C. §§ 78dd-1, et seq., (ii) to the principles set out in the Organization for Economic Cooperation and Development Convention on Combating Bribery of Foreign Public Officials in International Business Transactions or (iii) any other applicable Law relating to anti-corruption and/or anti-bribery matters. In the past five years, to the Knowledge of the Company, there has been no condition or circumstance that would reasonably be expected to give rise to any liability relating to noncompliance with any applicable Law relating to anti-corruption and/or anti-bribery matters.

Section 5.27 Title to Assets; Sufficiency of Assets.

(a) Company and the Company Subsidiaries have good and valid title to, or a valid and enforceable leasehold interest in, or other right to use, all material tangible assets and material personal property owned, used or held for use by them as of the date of this Agreement (other than property owned by tenants or residents and used or held in connection with the applicable tenancy), except as, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect. To Company’s Knowledge, none of Company’s or any of the Company Subsidiaries’ ownership of or leasehold interest in any such personal property is subject to any Liens, except for Company Permitted Liens. To Company’s Knowledge, all of the material tangible assets of Company and the Company Subsidiaries and all assets in which Company and the Company Subsidiaries have a valid leasehold or license interest are (i) in normal operating condition and repair sufficient for their current use, ordinary wear and tear excepted, and (ii) not in need of material maintenance or repair, except for ordinary routine maintenance or repairs that are not material in nature or cost, except, with respect to the immediately preceding clauses (i) and (ii), as, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect.

(b) Except for (i) assets used in connection with the provision of services under the Transition Services Agreement and the Purchased Assets (as defined in the APA) and employees that will be offered employment pursuant to the APA and (ii) the benefits otherwise provided to Company and Company Subsidiaries pursuant to the Transition Services Agreement, Company and Company Subsidiaries own, hold or have the right to use (including licenses or pursuant to licenses or other contracts and agreements, other than Related Party Agreements), and as of immediately prior to the First Merger (except as set forth in the immediately preceding clauses (i) – (ii)) will own, hold or have the right to use (including licenses or pursuant to licenses or other contracts and agreements), all of the contracts, assets, properties, claims and rights, whether tangible or intangible, whether personal, real or mixed, wherever located, that are adequate, necessary for and sufficient to conduct and operate the businesses of Company and the Company Subsidiaries in substantially the same manner as currently conducted, except as, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect.

Section 5.28 Healthcare Compliance.

(a) Since January 1, 2019, to Company’s Knowledge, Company, each Company Subsidiary and Company Property, their directors, managers and officers and their employees (if any) and agents have been, and presently are, in compliance in all material respects with all applicable Health Care Laws. There is no Action pending or, to Company’s Knowledge, threatened against Company or any Company Subsidiary or Company Property, alleging any material failure to comply with any Health Care Laws.

(b) Since January 1, 2019, none of Company nor any Company Subsidiary has received any written notification of any pending, commenced or, to the Knowledge of Company, threatened Action relating to allegations or investigations of potential or actual material non-compliance with any Health Care Laws applicable to Company or any Company Subsidiary or Company Property other than Ordinary-Course Oversight.

(c) Company and each Company Subsidiary, as applicable, is, and has been at all times required by Law, to the extent required by applicable Law, duly licensed in each state to provide the senior living services including assisted living, residential care, memory care, and skilled nursing care current provided by Company and such Company Subsidiary in all states where such Company provides such items and services or such licensure is required under applicable Law, except where the failure to hold or maintain any of the foregoing would not, individually or in the aggregate, reasonably be expected to be material to Company and the Company Subsidiaries. To Company’s Knowledge, to the extent any Company Subsidiary submits claims to, or receives payments from, any Government Reimbursement Program, such Company Subsidiary is, in all material respects, duly enrolled and in good standing as a provider or supplier in such program with valid and current provider/supplier agreements and identification numbers issued by the applicable administering entity (including, as applicable, a Medicare Administrative Contractor, a state Medicaid agency, or a contracted managed care organization), and is eligible to receive payment thereunder in the ordinary course; and neither Company nor any Company Subsidiary that does not so submit claims or receive payments is required to be enrolled in any Government Reimbursement Program for the operation of its business as currently conducted. To the extent applicable, to Company’s Knowledge, each Company Subsidiary is in material compliance with the applicable conditions of participation for such Government Reimbursement Programs in which it is enrolled. To Company’s Knowledge, other than Ordinary-Course Oversight, there are no currently outstanding material sanctions, payment suspensions or withholds, admissions bans or moratoria, or similar material enforcement actions with respect to any Company Property or material curtailments of any Company Permit. To the extent any material deficiencies were identified in writing by a Governmental Authority to Company or any Company Subsidiary during a survey by the appropriate Governmental Authority in the last three years, Company or Company Subsidiary has taken or is taking actions as required by applicable Law reasonably designed to correct such deficiencies and such plans of correction have been accepted or are reasonably anticipated to be accepted by the applicable Governmental Authority in the ordinary course. There are no current bans, material sanctions, prohibitions on payment, or admissions limitations in effect with respect to any Company Property, nor any Company Permit curtailments in effect with respect to a Company Property imposed by an applicable Governmental Authority other than Ordinary-Course Oversight, and, except for Ordinary-Course Oversight, no Action has been taken or recommended in the past three years, nor, to Company’s Knowledge, is there any current basis for any Action, by any Governmental Authority, either to revoke, withdraw or suspend a Company Permit to own or operate a Company Property or to terminate or decertify any participation of a Company Property in a Government Reimbursement Program, other than (i) Ordinary-Course Oversight, or (ii) with respect to any deficiencies cited in those certain inspections, surveys or plans of correction set forth in Section 5.28(c) of the Company Disclosure Letter, which Company anticipates will be resolved with the applicable Governmental Authority prior to such Governmental Authority’s revocation, withdrawal or suspension of the applicable Company Permit or termination or decertification of the Company Property from a Government Reimbursement Program.

(d) To Company’s Knowledge, none of Company, any Company Subsidiary, their directors, managers or officers or their employees (if any) or agents is, or has been since January 1, 2019, (i) debarred, suspended or excluded, or has been convicted of any crime or, to Company’s Knowledge, engaged in any conduct that could reasonably be expected to result in a debarment, suspension or exclusion from any Government Reimbursement Program, (ii) debarred under the provision of 21 U.S.C. §§ 335a, or (iii) listed on the General Services Administration published list of parties excluded from federal procurement programs and non-procurement programs. To Company’s Knowledge, neither Company nor any Company Subsidiary is or has been subject to any inquiry, investigation, proceeding, or other similar action by a Governmental Authority that could reasonably be expected to result in any such debarment, suspension or exclusion referenced in this Section 5.28(d).

(e) To Company’s Knowledge, none of Company or any Company Subsidiary is a party to any corporate integrity agreements, non-prosecution agreements, deferred prosecution agreements, monitoring agreements, consent decrees, settlement orders, or similar agreements with or imposed by any Governmental Authority. To Company’s Knowledge, no Person has filed or has threatened to file against Company or any Company Subsidiary, any Action under any federal or state whistleblower statute or equivalent law in the applicable jurisdiction, including without limitation, under the False Claims Act, 31 U.S.C. §§ 3729 3733. Except a set forth in Section 5.28(e) of the Company Disclosure Letter and except for Ordinary-Course Oversight, none of Company nor any Company Subsidiary has received written, or to Company’s Knowledge, oral notice, citation, suspension, revocation, administrative proceeding, or, investigation by a Governmental Authority that alleges or asserts that Company or any Company Subsidiary has violated any Health Care Laws. Other than Ordinary-Course Oversight, none of Company nor any Company Subsidiary has (i) been subject to or received written or, to Company’s Knowledge, oral notice of any Government Reimbursement Program integrity review or any other investigation conducted by any Governmental Authority or accreditation agency in connection with any Company Permit, accreditation or Government Reimbursement Programs, (ii) been a defendant in any qui tam, False Claims Act or similar action, or (iii) made any voluntary disclosure to the Office of the Inspector General, or other Medicare contractor, Medicaid program, accreditation agency or other Governmental Authority relating to any material violation of Health Care Laws.

(f) To Company’s Knowledge, Company and each Company Subsidiary has filed all reports, statements, registrations, enrollments, applications, supplements, and filings required to be filed by it with any Governmental Authority (the “Regulatory Filings”) and has timely paid all fees and assessments due and payable in connection therewith except where the failure to submit or pay any of the foregoing would not, individually or in the aggregate, reasonably be expected to be material to Company and the Company Subsidiaries. Company has delivered to Holdco true and complete copies of (i) all such Regulatory Filings filed since January 1, 2023, and (ii) except for documentation of Ordinary-Course Oversight, all audit reports and all other material examinations, inquiries, audits, investigations, inspections, notices of noncompliance, adjustments, requests for remedial action, overpayment determinations, challenges, or imposition of material fines with respect to Company or any Company Subsidiary by or on behalf of any Governmental Authority, or other Person (the “Audit Reports”), along with responses and plans of correction with respect thereto. Other than as set forth in the Audit Reports or in connection with Ordinary-Course Oversight, (1) no material deficiencies have been asserted against Company or any Company Subsidiary by any Governmental Authority or other Person with respect to the Regulatory Filings, Audit Reports or otherwise, (2) the Regulatory Filings were in compliance in all material respects with applicable Law when filed and no facts or circumstances have occurred that would cause such Regulatory Filings to be out of compliance with applicable Law in any material respect, (3) since January 1, 2019, no material fine or penalty has been imposed on Company or any Company Subsidiary by any Governmental Authority, and (4) no similar audits, examinations, inquiries or investigations are currently pending or, to the Knowledge of Company, threatened against Company or any Company Subsidiary.

(g) To Company’s Knowledge, none of Company, any Company Subsidiary, their respective directors, managers or officers or, their employees (if any) or agents or the CNL Advisor have engaged in any of the following except, in each case, as allowed under all applicable Laws:

(i) offered, paid, solicited or received anything of value, directly or indirectly, overtly or covertly, in cash or in kind (“Remuneration”) to or from any Person, including without limitation any health care provider, pharmacy, drug or equipment supplier, distributor or manufacturer, including discounts, rebates, or other reductions in price on a good or service received by Company or any Company Subsidiary, in order to induce business, including payments intended to induce actual or potential referrals of patients or the purchasing, leasing, ordering, arranging for any good, facility, service or item payable by a government health program, or any third-party payor program, or in return for the referrals of patients or the purchasing, leasing, ordering or arranging for any good, facility, service or item payable by a government health program, or any third-party payor program;

(ii) entered into any joint venture, partnership, co-ownership or other arrangement involving any ownership or investment interest by any Person that is or was in a position to make or influence referrals, furnish items or services to, or otherwise generate business for Company or any Company Subsidiary or its residents; or

(iii) offered or transferred Remuneration to any individual eligible for benefits under any government health program or third-party payor program with the intent to influence an individual to order or receive an item or service payable by any government health program or third-party payor program from Company or any Company Subsidiary or its residents.

(h) The billing practices of Company and each Company Subsidiary are in compliance in all material respects with all applicable Laws and policies of Third-Party Payors. In the prior six years, none of Company, any Company Subsidiary, nor their managers, operators, directors, officers, employees (if any), or, to Company’s Knowledge, independent contractors have billed any Third-Party Payor for any services that were not medically necessary and all requests for reimbursement, and supporting documentation, submitted by Company or any Company Subsidiary to Government Reimbursement Programs or other Third-Party Payors have been timely filed, were complete and accurate in all material respects (subject to customary and ordinary-course requests by Third-Party Payors for supplemental information or documentation, to which Company has timely and adequately responded) and were submitted in compliance with all rules, regulations, policies, and procedure of such Third-Party Payors, including Government Reimbursement Programs, and of the fiscal intermediaries or administrative contractors of such Third-Party Payors. All billings have been for necessary goods and services including room and board that were actually rendered, at appropriate charges or costs to patients qualified and eligible to receive services, and documentation supporting the same has been retained by Company and each Company Subsidiary. To the extent the Company or any Company Subsidiary has waived or discounted any patient or beneficiary copayments, deductibles or other cost-sharing obligations, such waivers or discounts have been in compliance with applicable Laws and, to the extent applicable, Third-Party Payor Agreements. To Company’s Knowledge, there are no outstanding overpayments or obligations to repay or refund reimbursement received by Company or any Company Subsidiary to any Third-Party Payor.

(i) Company and each Company Subsidiary has implemented a compliance program that is materially consistent with the seven elements of an effective compliance program identified by the Health and Human Services Office of Inspector General and designed to ensure that Company and each Company Subsidiary is in compliance with all Health Care Laws, and identify and correct any non-compliance. Company has provided the Holdco with correct and complete copies of all documents related to Company’s and each Company Subsidiary’s compliance program. Company and each Company Subsidiary has conducted its operations in accordance with its respective compliance program since January 1, 2019. Any and all material issues brought to the attention of an executive officer, the compliance officer and/or the compliance-related committees of Company and each Company Subsidiary have been investigated and, where deemed appropriate by the compliance and/or such committees, corrective actions have been taken in compliance with all Laws and Company’s compliance programs. Company has conducted periodic reviews of such compliance programs, and its operations comply in all material respects with such compliance program. No member, manager, shareholder, officer, employee (if any) of Company or any Company Subsidiary or, to the Knowledge of the Company, the CNL Advisor, agent, operator, or independent contractor, is currently, or during the six year period prior to the Second Closing Date has been, engaged in any material violation of the compliance program or any applicable Laws.

(j) To Company’s Knowledge, all Cost Reports relating to any Company Property filed by or on behalf of Company or any Company Subsidiary are complete and accurately reflect the information required to be included therein, and such Cost Reports do not claim, and neither Company nor any Company Property has received, reimbursement in any amount in excess of the amounts allowed by applicable Law or any applicable agreement, except for overpayments received in the ordinary course of business, which overpayments once identified are refunded in the ordinary course. Section 5.28(j) of the Company Disclosure Letter indicates which of such Cost Reports have not been audited and finally settled and includes a brief description of any and all notices of program reimbursement, proposed or pending audit adjustments, disallowances, appeals of disallowances, and any and all other unresolved claims or disputes in respect of such Cost Reports.

(k) Solely with respect to Company and/or Company Subsidiary that meets the definition of a covered entity or business associate under HIPAA (each a “Company Covered Entity”), to Company’s Knowledge, each such Company Covered Entity is, and for the past six (6) years has been, in compliance with HIPAA and all applicable state and federal health information laws (“Health Information Laws”) in all material respects. To Company’s Knowledge, no Company Covered Entity has notified in writing and there have been no facts or circumstances that would require any Company Covered Entity to notify any Person of any actual or perceived Breach, as defined in HIPAA, or any violation of HIPAA or other applicable Laws. To Company’s Knowledge, for the past six (6) years, no Company Covered Entity or its subcontractor business associates have received written notice of, and there is no Office of Civil Rights or any other action or proceeding pending or threatened with respect to, any alleged “breach” as defined in 45 C.F.R. 164.402 or any other material violation of HIPAA or Health Information Laws by Company or any Company Subsidiary.

Section 5.29 No Other Representations and Warranties. Except for the representations or warranties expressly set forth in this Article 5, neither Company, CNL Merger Sub, nor any other Person has made any representation or warranty, expressed or implied including, with respect to Company or the Company Subsidiaries or the Affiliates thereof, their businesses, operations, assets, liabilities, condition (financial or otherwise), results of operations, future operating or financial results, estimates, projections, forecasts, plans or prospects (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans or prospects) or the accuracy or completeness of any information regarding Company or the Company Subsidiaries, and each of Company and CNL Merger Sub hereby disclaim any such other representations or warranties. In particular, without limiting the foregoing disclaimer, except for the representations and warranties made by Company and CNL Merger Sub in this Article 5, neither Company, CNL Merger Sub, nor any other Person makes or has made any representation or warranty to Parent or any of its Affiliates or Representatives with respect to, any oral or written information presented to Parent or any of its Affiliates or Representatives in the course of their due diligence of Company and the Company Subsidiaries, the negotiation of this Agreement or in the course of the Transactions.

Article 6

REPRESENTATIONS AND WARRANTIES OF PARENT, HOLDCO AND SNDA MERGER SUB

Except (a) subject to Section 11.15 as set forth in the disclosure letter prepared by Parent and delivered by Parent to Company concurrently with the execution and delivery of this Agreement (the “Parent Disclosure Letter”), or (b) as disclosed in the Parent SEC Documents publicly available, filed with, or furnished to, as applicable, the SEC on or after January 1, 2023 and at least two Business Days prior to the date of this Agreement (excluding any risk factor disclosures (excluding statements of historical fact) contained in such documents under the heading “Risk Factors” and any disclosure of risks or other matters included in any “forward-looking statements” disclaimer or other statements that are cautionary, predictive or forward-looking in nature, which in no event shall be deemed to be an exception to or disclosure for purposes of, any representation or warranty set forth in this Article 6); provided, that nothing set forth or disclosed in any such Parent SEC Documents will be deemed to modify or qualify the representations and warranties set forth in Section 6.2 and Section 6.7, Parent, Holdco and SNDA Merger Sub hereby jointly and severally represent and warrant to Company and CNL Merger Sub that:

Section 6.1 Organization and Qualification; Subsidiaries.

(a) Parent is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. Holdco is a limited liability company, duly organized, validly existing and in good standing under the laws of the State of Delaware. SNDA Merger Sub is a corporation, duly organized, validly existing and in good standing under the laws of the State of Maryland. Each of Parent, Holdco and SNDA Merger Sub has the requisite organizational power and authority to own, lease, hold, encumber and operate its properties and to carry on its business as it is now being conducted and is duly qualified or licensed to do business, and is in good standing, in each jurisdiction where the character of the properties owned, operated or leased by it or the nature of its business makes such qualification, licensing or good standing necessary, except for such failures to be so qualified, licensed or in good standing that, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect. Holdco is an indirect wholly owned subsidiary of Parent. SNDA Merger Sub is a wholly owned subsidiary of Holdco and an indirect wholly owned subsidiary of Parent.

(b) Each Parent Subsidiary is duly organized, validly existing and in good standing (to the extent applicable) under the Laws of the jurisdiction of its incorporation or organization, as the case may be, and has the requisite organizational power and authority to own, lease, hold, encumber and operate its properties and to carry on its business as it is now being conducted, except where the failure to be in good standing would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect. Each Parent Subsidiary is duly qualified or licensed to do business, and is in good standing, in each jurisdiction where the character of the properties owned, operated or leased by it or the nature of its business makes such qualification, licensing or good standing necessary, except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

Section 6.2 Capital Structure.

(a) The authorized capital stock of Parent consists of 30,000,000 shares of Parent Common Stock and 15,000,000 shares of Parent Preferred Stock. At the close of business on October 31, 2025, (i) 18,770,006 shares of Parent Common Stock were issued and outstanding (including 679,526 shares of Parent Common Stock issued and outstanding in the form of restricted stock awards), (ii) 41,250 shares of Parent Preferred Stock were issued and outstanding, (iii) 9,816 shares of Parent Common Stock were subject to issued and outstanding stock option awards, and (iv) 240,683 shares of Parent Common Stock were subject to issued and outstanding restricted stock unit awards. Except as set forth in the immediately preceding sentence and the Conversant Warrants, as of October 31, 2025, Parent does not have any shares of beneficial interest, shares of capital stock, equity-based awards or other rights with respect to shares of Parent’s stock or other equity or voting interests issued and outstanding (or that are convertible into or exercisable or exchangeable for such shares of capital stock or other equity or voting interests). At the close of business on October 31, 2025 (x) 1,038,409 shares of Parent Common Stock were reserved for issuance under the Parent Stock Plans, and (y) 1,031,250 shares of Parent Common Stock were reserved for issuance in respect of the Conversant Warrants. Except as set forth in the immediately preceding sentence, as of October 31, 2025, no shares of capital stock of Parent have been issued or reserved for issuance.

(b) All issued and outstanding shares of the capital stock of Parent are duly authorized, validly issued, fully paid and nonassessable, and no class of capital stock is entitled to preemptive rights. All of the shares of Parent Common Stock to be issued in connection with the Equity Purchase, when issued in accordance with the terms hereof, will be duly authorized, validly issued, fully paid and nonassessable, and no current or past stockholder of Parent will have any preemptive right or similar rights in respect thereof.

(c) All equity interests in each of Holdco and SNDA Merger Sub are duly authorized and validly issued. There are no outstanding options, conversion rights or exchange rights in the equity interests in Holdco or SNDA Merger Sub. Parent owns, directly or indirectly, all of the issued and outstanding capital stock and other ownership interests of each of the Parent Subsidiaries, free and clear of all Liens, claims, call rights, options, limitations on Parent’s or any Parent Subsidiary’s voting rights, charges or other encumbrances of any nature whatsoever (except as set forth in the Organizational Documents of such Parent Subsidiary).

(d) Other than pursuant to the Organizational Documents of Parent or the Parent Subsidiaries, the Parent Stock Plans and the Conversant Warrants, there are no outstanding subscriptions, securities options, warrants, calls, rights, profits interests, stock appreciation rights, phantom stock, convertible securities, rights of first refusal or other similar rights, agreements, arrangements, undertakings or commitments of any kind to which Parent or any of the Parent Subsidiaries is a party or by which any of them is bound obligating Parent or any of the Parent Subsidiaries to (i) issue, deliver, transfer or sell or create, or cause to be issued, delivered, transferred or sold or created any additional shares of capital stock or other equity interests or phantom stock or other contractual rights the value of which is determined in whole or in part by the value of any equity security of Parent or any Parent Subsidiary or securities convertible into or exchangeable for such shares or equity interests, (ii) issue, grant, extend or enter into any such subscriptions, options, warrants, calls, rights, profits interests, stock appreciation rights, phantom stock, convertible securities or other similar rights, agreements, arrangements, undertakings or commitments or (iii) redeem, repurchase or otherwise acquire any such shares of capital stock or other equity interests.

Section 6.3 Authority.

(a) Each of Parent, Holdco and SNDA Merger Sub has the requisite organizational power and authority to execute and deliver this Agreement, to perform its obligations hereunder and, subject to receipt of the Parent Stockholder Approval, to consummate the Transactions to which each of Parent, Holdco and SNDA Merger Sub is a party, including the Equity Purchase and the Second Merger. The execution and delivery and performance by each of Parent, Holdco and SNDA Merger Sub of this Agreement and the consummation by each of Parent, Holdco and SNDA Merger Sub of the Transactions have been duly and validly authorized by all necessary organizational action, and no other organizational proceedings on the part of Parent, Holdco, and SNDA Merger Sub, respectively, are necessary to authorize this Agreement or the Transactions, subject to (i) the receipt of the Parent Stockholder Approval and (ii) the filing of the Articles of Second Merger with, and acceptance for record of the Articles of Second Merger by, the SDAT. This Agreement has been duly authorized, executed and delivered by each of Parent, Holdco and SNDA Merger Sub and assuming due authorization, execution and delivery by Company, constitutes a legally valid and binding obligation of each of Parent, Holdco and SNDA Merger Sub, enforceable against each of them in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at law).

(b) The Parent Board has (i) determined that the Transactions are advisable and in the best interests of Parent and its stockholders, (ii) authorized and approved the execution and delivery of this Agreement by Parent and its Subsidiaries party hereto and the performance by Parent and its Subsidiaries party hereto of the Transactions, (iii) determined that the Parent Charter Amendment is advisable and in the best interests of Parent and its stockholders, (iv) directed that each of the Stock Issuance and the Parent Charter Amendment be submitted to a vote of the holders of Parent Common Stock, and (v) resolved to recommend that the holders of Parent Common Stock vote for the approval of the Stock Issuance and the Parent Charter Amendment (the “Parent Board Recommendation”).

(c) Parent, in its capacity as the sole equityholder of Holdco, has (i) determined that the Second Merger and the Equity Purchase are advisable, and (ii) authorized and approved the execution and delivery by Holdco of this Agreement.

(d) The Board of Directors of SNDA Merger Sub, on behalf of SNDA Merger Sub, has (i) determined that the Second Merger and the Equity Purchase are advisable, (ii) authorized and approved the execution and delivery by SNDA Merger Sub of this Agreement and the performance by SNDA Merger Sub of the Equity Purchase and the Second Merger, and (iii) directed that the Second Merger be submitted to a vote of Holdco as the sole stockholder of SNDA Merger Sub, and resolved to recommend that Holdco, as the sole stockholder of SNDA Merger Sub, vote to approve the Second Merger in accordance with the MGCL by written consent in lieu of a meeting.

Section 6.4 No Conflict; Required Filings and Consents.

(a) Assuming that all consents, approvals, authorizations and permits described in Section 6.4(b) have been obtained, all filings and notifications described in Section 6.4(b) have been made and any waiting periods thereunder have terminated or expired, the execution and delivery of this Agreement by each of Parent, Holdco and SNDA Merger Sub does not, and the performance of this Agreement and its obligations hereunder will not, (i) subject to receipt of the Parent Stockholder Approval, conflict with or violate any provision of any organizational or governing document of Parent, Holdco or SNDA Merger Sub, (ii) conflict with or violate any Law applicable to each of Parent, Holdco and SNDA Merger Sub or by which any property or asset of each of Parent, Holdco and SNDA Merger Sub is bound or (iii) require any consent or approval (except as contemplated by Section 6.4(b)) under, result in any breach of any obligation or any loss of any benefit or material increase in cost or obligation of Parent, Holdco or SNDA Merger Sub under, or constitute a default (or an event that, with notice or lapse of time or both, would become a default) under, or give to any other Person any right of termination, acceleration or cancellation (with or without notice or the lapse of time or both) of, or give rise to any right of purchase, first offer or forced sale under or result in the creation of a Lien on any property or asset of Parent, Holdco or SNDA Merger Sub pursuant to, any note, bond, debt instrument, indenture, contract, agreement, ground lease, license, permit or other legally binding obligation to which Parent, Holdco or SNDA Merger Sub is a party except, as to clauses (ii) and (iii) above, for any such conflicts, violations, breaches, defaults or other occurrences that, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect.

(b) The execution and delivery of this Agreement by each of Parent, Holdco and SNDA Merger Sub does not, and the performance of this Agreement by each of Parent, Holdco and SNDA Merger Sub will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority, except (i) the filing with the SEC of such reports under, and other compliance with, the Exchange Act and the Securities Act as may be required in connection with this Agreement and the Transactions, (ii) as set forth in Section 5.4(b)(ii) of the Company Disclosure Letter, (iii) the filing of the Articles of Second Merger with, and the acceptance of the Articles of Second Merger for record by, SDAT pursuant to the MGCL, (iv) such filings as may be required in connection with state and local Transfer Taxes, (v) such filings as may be required under state securities or state “blue sky” Laws, and (vi) where failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect.

Section 6.5 Permits; Compliance with Law.

(a) Parent and each Parent Subsidiary is in possession of all authorizations, licenses, permits, certificates, consents, approvals, variances, exemptions, orders, franchises, certifications and clearances of any Governmental Authority necessary for the ownership of the material assets, operation of the Parent Properties or lawful conduct of their respective businesses (such permits, the “Parent Permits”), and all such Parent Permits are valid and in full force and effect, except where the failure to be in possession of, or the failure to be valid or in full force and effect of, any of such Parent Permits, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect. Parent and each of the Parent Subsidiaries are in compliance and, for the past three years, have been in compliance, with the terms of the Parent Permits, except where the failure to so comply does not have and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Neither Parent nor any Parent Subsidiary has received any written notice nor has any Knowledge indicating that it currently is not in compliance with the terms of any Parent Permit except where the failure to so comply does not have and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. To Parent’s Knowledge, none of Parent or any Parent Subsidiary has received written notice that any Parent Permit cannot be renewed in the ordinary course of business.

(b) None of Parent or any Parent Subsidiary is or in the past three years has been in conflict with, or in default or violation of (i) any Law applicable to it or by which any property or asset of it is bound (except for Laws addressed in Section 6.11, Section 6.14, Section 6.16, or Section 6.17, which are addressed in those Sections), or (ii) any Parent Permits, except, in the case of clauses (i) and (ii), for any such conflicts, defaults or violations that, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect.

(c) There is no material property or obligation of Parent or any entity in which Parent owns a direct or indirect interest, including uncashed checks to vendors, tenants, or employees, non-refunded overpayments, credits or unclaimed amounts or intangibles, that are escheatable or reportable as unclaimed property to any Governmental Authority under any applicable escheatment, unclaimed property or similar applicable Laws.

Section 6.6 SEC Documents.

(a) Parent has timely filed with, or furnished to (on a publicly available basis), the SEC all forms, documents, statements, schedules and reports required to be filed by Parent with the SEC since January 1, 2023 (the forms, documents, statements, schedules and reports filed with the SEC since January 1, 2023, including any amendments thereto, the “Parent SEC Documents”) in all material respects. As of their respective dates (or, if amended or superseded prior to the date of this Agreement, the date of the last such filing, or, in the case of registration statements, as of the effectiveness of), (i) the Parent SEC Documents (other than preliminary materials) complied in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and (ii) none of the Parent SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. To Parent’s Knowledge, Parent does not have any outstanding or unresolved comments from the SEC with respect to the Parent SEC Documents, none of the Parent SEC Documents is the subject of ongoing SEC review, and no Parent Subsidiary is separately required to file any form or report with the SEC pursuant to the Exchange Act.

(b) (i) To Parent’s Knowledge, there have been no significant deficiencies or material weakness in Parent’s internal control over financial reporting (whether or not remediated) that has materially affected, or is reasonably likely to materially affect, Parent’s internal control over financial reporting, and there has not been any change in its internal control over financial reporting that has occurred that would reasonably be expected to materially adversely affect Parent’s internal control over financial reporting, (ii) Parent has designed and maintained, and at all times since January 1, 2023, has maintained, disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) to ensure that material information relating to Parent and required to be disclosed by Parent in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and is accumulated and communicated to Parent’s management as appropriate to allow timely decisions regarding required disclosure, (iii) Parent’s management has completed an assessment of the effectiveness of Parent’s disclosure controls and procedures and, to the extent required by applicable Law, presented in any applicable Parent SEC Document that is a report on Form 10-K or Form 10-Q, or any amendment thereto, Parent’s conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by such report or amendment based on such evaluation, and (iv) Parent does not have any Knowledge of any fraud, whether or not material, that involves management who have a significant role in Parent’s recording, processing, summarizing and reporting financial information and internal control over financial reporting. Since January 1, 2023, any material change in internal control over financial reporting required to be disclosed in any Parent SEC Document has been so disclosed.

(c) Since January 1, 2023, (A) none of Parent’s or any of the Parent Subsidiaries has received in writing any material or, to Parent’s Knowledge, oral complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of Parent or any of the Parent Subsidiaries or their respective internal accounting controls relating to periods after January 1, 2023, including any complaint, allegation, assertion or claim that Parent or any of the Parent Subsidiaries has engaged in questionable accounting or auditing practices (except for any of the foregoing after the date hereof which have no reasonable basis), and (B) to Parent’s Knowledge, no attorney representing Parent or any of the Parent Subsidiaries has reported to the Parent Board or any committee thereof evidence of a material violation of securities Laws or breach of fiduciary duty relating to periods after January 1, 2023, by Parent, any of the Parent Subsidiaries or any of their respective officers, directors, employees or agents. Neither Parent nor its principal executive officer or principal financial officer has received written notice from any Governmental Authority challenging or questioning Parent’s accounting practices, methodologies or methods or the accuracy, completeness, form or manner of filing of any certifications required by Rules 13a-14 and 15d-14 under the Exchange Act and Sections 302 and 906 of the SOX Act.

(d) Parent has made available to Holdco true, complete and correct copies of all material written correspondence between the SEC, on one hand, and Parent, on the other hand, since January 1, 2023. At all applicable times since January 1, 2023, Parent has complied in all material respects with the applicable provisions of the SOX Act and the rules and regulations thereunder, as amended from time to time. The principal executive officer and principal financial officer of Parent have made all certifications required by the SOX Act and the regulations of the SEC promulgated thereunder and the statements contained in all such certifications were, as of their respective dates made, true, complete and correct in all material respects. Since the end of Parent’s most recent audited fiscal year, there have been no significant deficiencies or material weakness in Parent’s internal control over financial reporting (whether or not remediated) and no change in Parent’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, Parent’s internal control over financial reporting.

(e) The consolidated financial statements, consolidated balance sheets, consolidated statements of operations, consolidated statements of comprehensive loss, consolidated statements of shareholders’ equity (deficit), and consolidated statements of cash flows of Parent and the Parent Subsidiaries included, or incorporated by reference, in the Parent SEC Documents, including the related notes and schedules, complied as to form in all material respects with the applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto, or, in the case of the unaudited statements, as permitted by Rule 10-01 of Regulation S-X under the Exchange Act) and fairly present, in all material respects, in accordance with of GAAP and the applicable rules and regulations of the SEC (subject, in the case of the unaudited statements, to normal, recurring adjustments), the consolidated financial position of Parent and the Parent Subsidiaries, taken as a whole, as of their respective dates and the consolidated statements of loss and the consolidated cash flows of Parent and the Parent Subsidiaries for the periods presented therein (subject, in the case of unaudited statements, to the absence of footnote disclosure and to normal and recurring year-end audit adjustments not material in amount), in each case, except to the extent such financial statements have been modified or superseded by later Parent SEC Documents filed and publicly available prior to the date of this Agreement.

(f) Neither Parent nor any Parent Subsidiary is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar contract or arrangement, including any contract relating to any transaction or relationship between or among Parent and any Parent Subsidiary, on the one hand, and any unconsolidated Affiliate of Parent or any Parent Subsidiary, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K of the SEC), where the result, purpose or effect of such contract is to avoid disclosure of any material transaction involving, or material liabilities of, Parent or any Parent Subsidiary in Parent’s or such Parent Subsidiary’s audited financial statements or other Parent SEC Documents.

Section 6.7 Absence of Certain Changes or Events. From the date of Parent’s most recent balance sheet included in the Parent SEC Documents filed with the SEC at least two Business Days prior to the date of this Agreement through the date of this Agreement, and except for events giving rise to, and the discussion and negotiation of, this Agreement or any strategic transaction process by Parent, (a) Parent and each Parent Subsidiary has conducted its business in all material respects in the ordinary course of business consistent with past practice, (b) there has not been any Parent Material Adverse Effect or any Event that, individually or in the aggregate with all other Events, would reasonably be expected to result in a Parent Material Adverse Effect, and (c) neither Parent nor any Parent Subsidiary has taken any action that, if taken after the date of this Agreement, would constitute a breach of, or require consent of Company under, Section 7.2.

Section 6.8 No Undisclosed Material Liabilities. There are no material liabilities of Parent or any of the Parent Subsidiaries of any nature, whether known or unknown, absolute, accrued, contingent or otherwise and whether due or to become due, that would be required under GAAP to be set forth on the financial statements of Parent or the notes thereto, other than: (a) liabilities reflected or reserved against as required by GAAP on Parent’s most recent consolidated balance sheet (or notes thereto) included in the Parent SEC Documents filed by Parent with the SEC at least two Business Days prior to the date of this Agreement; (b) liabilities incurred pursuant to this Agreement; (c) liabilities incurred in the ordinary course of business consistent with past practice since the date of Parent’s most recent consolidated balance sheet (or notes thereto) included in the Parent SEC Documents filed by Parent with the SEC at least two Business Days prior to the date of this Agreement, or (d) liabilities that have not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 6.9 No Default. Neither Parent nor any of the Parent Subsidiaries is in default or violation of any term, condition or provision of (a) (i) the Parent Charter or other Organizational Documents of Parent, or (ii) the comparable Organizational Documents of any of the Parent Subsidiaries, or (b) any loan or credit agreement, note, or any bond, mortgage or indenture, to which Parent or any of the Parent Subsidiaries is a party or by which Parent or any of the Parent Subsidiaries or any of their respective properties or assets is bound, except in the case of clause (a)(ii) and this clause (b) for defaults or violations that, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect.

Section 6.10 Litigation. Except as, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect, as of the date of this Agreement, (a) there is no Action pending or, to the Knowledge of Parent, threatened against Parent, Holdco, SNDA Merger Sub or any Parent Subsidiary, and (b) none of Parent, Holdco, SNDA Merger Sub or any Parent Subsidiary, or any of their respective properties, is subject to any outstanding Order of any Governmental Authority or settlement agreement.

Section 6.11 Taxes.

(a) Except as, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect, as of the date of this Agreement, Parent and each Parent Subsidiary has timely filed with the appropriate Governmental Authority all material Tax Returns required to be filed, taking into account any extensions of time within which to file such Tax Returns, and all such Tax Returns were true, complete and correct in all material respects. Parent and each Parent Subsidiary has duly and timely paid (or there has been paid on their behalf), or made adequate provisions in accordance with GAAP for, all material Taxes required to be paid by them, whether or not shown on any Tax Return.

(b) Except as, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect, as of the date of this Agreement, (i) there are no audits, investigations by any Governmental Authority or other proceedings ongoing or, to Parent’s Knowledge, threatened with regard to any material Taxes or Tax Returns of Parent or any Parent Subsidiary; (ii) no material deficiency for Taxes of Parent or any Parent Subsidiary has been claimed, proposed or assessed in writing or, to Parent’s Knowledge, threatened, by any Governmental Authority, which deficiency has not yet been settled except for such deficiencies that are being contested in good faith; (iii) none of Parent or any Parent Subsidiary has waived any statute of limitations with respect to the assessment of material Taxes or agreed to any extension of time with respect to any material Tax assessment or deficiency for any open tax year; (iv) none of Parent or any Parent Subsidiary currently is the beneficiary of any extension of time within which to file any material Tax Return (other than extensions to file obtained in the ordinary course); and (v) none of Parent or any Parent Subsidiary has entered into any “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. income Tax Law). No claim has been made by a Governmental Authority in a jurisdiction where Parent or a Parent Subsidiary does not file Tax Returns that Parent or such Parent Subsidiary is or may be subject to taxation in that jurisdiction.

(c) None of Parent or any entity in which Parent or any Parent Subsidiary directly or indirectly owns an interest has incurred any material liability for Tax other than (i) in the ordinary course of business consistent with past practice (including, for the avoidance of doubt, ad valorem and similar property Taxes), or (ii) transfer or similar Taxes arising in connection with sales of property.

(d) Except as, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect, as of the date of this Agreement, Parent and the Parent Subsidiaries have complied, in all material respects, with all applicable Laws relating to the payment and withholding of Taxes (including withholding of Taxes pursuant to Sections 1441, 1442, 1445, 1446 and 3402 of the Code or similar provisions under any state and non-U.S. Laws) and have duly and timely withheld and, in each case, have paid over to the appropriate taxing authorities all material amounts required to be so withheld and paid over on or prior to the due date thereof under all applicable Laws.

(e) There are no Tax Liens upon any property or assets of Parent or any Parent Subsidiary, except (i) Liens for Taxes not yet due and payable or that are being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP or (ii) the Parent Permitted Liens.

(f) There are no Tax allocation or sharing agreements or similar arrangements with respect to or involving Parent or any Parent Subsidiary (other than customary arrangements under commercial contracts, leases or borrowings entered into in the ordinary course of business).

(g) Neither Parent nor any Parent Subsidiary has requested, has received or is subject to any written ruling of a Governmental Authority or has entered into any written agreement with a Governmental Authority with respect to any Taxes, in each case that is still binding on Parent or any Parent Subsidiary.

(h) Neither Parent nor any Parent Subsidiary (i) has been a member of an affiliated group filing a consolidated federal income Tax Return (other than the group the common parent of which was Parent) or

(ii) has any liability for the Taxes of any Person (other than Parent or any Parent Subsidiary) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Law), as a transferee or successor.

(i) Except for ordinary course transactions that may be “reportable transactions” solely on account of the recognition of a tax loss, neither Parent nor any Parent Subsidiary has participated in any “reportable transaction” within the meaning of Treasury Regulations Section 1.6011-4(b).

(j) Neither Parent nor any Parent Subsidiary has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock qualifying for tax-free treatment under Section 355 of the Code (i) in the two years prior to the date of this Agreement or (ii) in a distribution which could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with Transactions.

(k) Except as, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect, as of the date of this Agreement, no written power of attorney that has been granted by Parent or any Parent Subsidiary (other than to Parent or a Parent Subsidiary) currently is in force with respect to any matter relating to Taxes.

(l) This Section 6.11 contains the sole and exclusive representations and warranties of Parent and the Parent Subsidiaries with respect to Taxes and Tax matters (other than those matters described in Section 6.12).

Section 6.12 Employees.

(a) Except as, individually or in the aggregate, would not reasonably be expected to be material to Parent and the Parent Subsidiaries (taken as a whole), there are no, and in the prior three years there have not been any unfair labor practices, labor arbitrations, or other labor or employment-related Actions pending or, to Parent’s Knowledge, threatened against Parent or any of the Parent Subsidiaries by or on behalf of any present or former employee of Parent or any of the Parent Subsidiaries or classes of the foregoing alleging breach of any express or implied employment contract, violation of any Law governing labor, employment, or terms and conditions of employment, including the termination of employment, or any other discriminatory, wrongful or tortious conduct on the part of Parent or any of the Parent Subsidiaries in connection with the employment relationship.

(b) To Parent’s Knowledge, Parent and the Parent Subsidiaries have for the past three years been and are in material compliance with all applicable Laws respecting employment and employment practices, including all Laws relating to terms and conditions of employment, equal employment opportunity and equal pay, background checks, worker classification as employees and independent contractors and as exempt or non-exempt under the Fair Labor Standards Act and comparable state laws, collective bargaining and labor relations, disability, accommodations, identity and employment eligibility verification, immigration, health and safety, wages (including meal times, rest breaks and overtime), hours and benefits, harassment, discrimination, retaliation, record retention, notice and posting requirements, leaves of absence (including paid sick leave), contractors and temporary employees, workers’ compensation, termination, plant closings and layoffs (including under WARN and comparable state, local or other Laws), unemployment compensation, and any other employment related matters. To Parent’s Knowledge, all independent contractors or other individual engaged in any other non-employee role by Parent or any Parent Subsidiaries are and have for the past three years been at all times properly classified in all material respects as such for purposes of all Laws, including Laws with respect to employee benefits, and all current and former employees of Parent or any Parent Subsidiary are and have been at all times properly paid under the FLSA.

(c) Neither the execution and delivery of this Agreement nor the consummation of the Transactions (either alone or in conjunction with any other event (other than a subsequent change in control)) will (i) result in the payment pursuant to any employee benefit plan or compensation arrangement of Parent or any Parent

Subsidiary in effect as of the date hereof of any amount that would, individually or in combination with any other such payment, be a “parachute payment” within the meaning of Section 280G of the Code, (ii) result in, or cause the accelerated vesting, payment, funding or delivery of, or increase the amount or value of, any payment or benefit to any employee, officer, or director of Parent or any Parent Subsidiary except as provided by this Agreement, (iii) result in a requirement to pay any tax “gross-up” or similar “make-whole” payments to any employee, director or consultant of Parent or any Parent Subsidiary, or (iv) require any contributions or payments to fund any obligations under any employee benefit plan or compensation arrangement of Parent or any Parent Subsidiary.

(d) None of Parent, any Parent Subsidiary or any of their respective ERISA Affiliates maintains, contributes to, or participates in, or has in the past six years maintained, contributed to, or participated in, or otherwise has any obligation or liability in connection with: (i) a “pension plan” under Section 3(2) of ERISA that is subject to Title IV or Section 302 of ERISA or Section 412 or 4971 of the Code, (ii) a “multiemployer plan” (as defined in Section 3(37) of ERISA), (iii) a “multiple employer plan” within the meaning of Section 413(c) of the Code, or (iv) a “multiple-employer welfare arrangement” within the meaning of Section 3(40) of ERISA.

(e) To Parent’s Knowledge, the employee benefit plans and compensation arrangements of Parent or any Parent Subsidiary. (and each related trust, insurance contract or fund) are and have been established, operated and administered in compliance, in all material respects, with their terms and with the requirements of ERISA, the Code and all other applicable Laws.

Section 6.13 Information Supplied. None of the information relating to Parent and the Parent Subsidiaries or that is provided by Parent and the Parent Subsidiaries in writing that will be contained in the Joint Proxy Statement/Prospectus will, at the time of the mailing thereof or at the time the Parent Stockholders’ Meeting or the Company Stockholders’ Meeting is to be held, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Joint Proxy Statement/Prospectus will comply in all material respects as to form with the applicable requirements of the Securities Act and the Exchange Act; provided, that no representation or warranty is made hereunder with respect to statements made or incorporated by reference by, or with respect to, Company or CNL Merger Sub.

Section 6.14 Intellectual Property.

(a) Except as would not, individually or in the aggregate, have or reasonably be expected to have a Parent Material Adverse Effect, Parent and the Parent Subsidiaries own all right, title and interest in, or have enforceable rights to use, the Parent Intellectual Property and all other Intellectual Property necessary to conduct the business of Parent and the Parent Subsidiaries as currently conducted.

(b) Except as would not, individually or in the aggregate, have or reasonably be expected to have a Parent Material Adverse Effect, there are no pending Actions brought by Parent or any Parent Subsidiary against any third party alleging infringement of Parent Intellectual Property and, to Parent’s Knowledge and within the past three years, neither Parent nor any Parent Subsidiary has infringed any material Parent Intellectual Property.

(c) Except as would not, individually or in the aggregate, have or reasonably be expected to have a Parent Material Adverse Effect, there are no claims pending or, to Parent’s Knowledge, threatened in writing against Parent or any Parent Subsidiary alleging a violation by Parent or any Parent Subsidiary of any Intellectual Property rights of any party other than Parent or a Parent Subsidiary (a “Parent Third Party”) and, to the Parent’s Knowledge, the conduct of the businesses of Parent and the Parent Subsidiaries as currently conducted does not infringe, violate, or misappropriate any Parent Third Party’s Intellectual Property rights.

(d) Except as would not, individually or in the aggregate, have or reasonably be expected to have a Parent Material Adverse Effect, since January 1, 2023, to Parent’s Knowledge, there has been no unauthorized access, unauthorized acquisition or disclosure, or any loss or theft, of any material Parent trade secret held by Parent or any Parent Subsidiary.

Section 6.15 Privacy and Data Security. Except as would not, individually or in the aggregate, have or reasonably be expected to have a Parent Material Adverse Effect:

(a) Parent and the Parent Subsidiaries comply, and have since January 1, 2023, complied, in all material respects with (i) all applicable Privacy and Data Security Laws, (ii) all written and legally binding contractual commitments related to information security and data privacy (including the Processing of Personal Information), and (iii) all of their internal and written public policies, notices, representations, promises, commitments, and/or statements related to the privacy, security, or the Processing of Personal Information (collectively, “Parent Privacy Requirements”). Since January 1, 2023, Parent and the Parent Subsidiaries have performed security risk assessments to the extent required by the Parent Privacy Requirements and addressed and materially remediated all material threats and deficiencies identified in those security risk assessments.

(b) Parent and the Parent Subsidiaries have established an information security program that complies in all material respects with applicable Parent Privacy Requirements relating to information security and data privacy, in each case, to the extent applicable to such entity. have been no material violations of such information security program that would constitute a breach of any applicable Parent Privacy Requirements. Since January 1, 2023, Parent has assessed its and the Parent Subsidiaries’ information security program, to the extent required under applicable Parent Privacy Requirements, and each such information security program has proven compliant with Parent Privacy Requirements in all material respects.

(c) Parent and each Parent Subsidiary have at all times since January 1, 2023, used their commercially reasonable efforts to implement and maintain, commercially reasonable measures to protect Personal Information against any Security Incident. Since January 1, 2023, neither Parent nor any Parent Subsidiary has experienced a Security Incident, and neither Parent nor any Parent Subsidiary is currently investigating a potential Security Incident. In relation to any Security Incident and/or Parent Privacy Requirement, none of Parent or the Parent Subsidiaries, have been notified or been required to notify any Person under applicable Privacy and Data Security Laws. Since January 1, 2023, none of Parent or any of the Parent Subsidiaries have received any written notice of, or, to Parent’s Knowledge, been subject to any Action or to Parent’s Knowledge, been the subject of any investigation or enforcement action by, any Person, in each case with respect to any applicable Parent Privacy Requirement or compliance therewith or violation thereof. To the extent required by any applicable Parent Privacy Requirement, Parent and Parent Subsidiaries also require third parties Processing Personal Information on behalf of Parent or any Parent Subsidiary or otherwise receiving from, or sharing with, Parent or a Parent Subsidiary to enter into written contractual commitments that include commercially reasonable requirements regarding the processing, receipt and sharing of such Personal Information, including provisions requiring material compliance with applicable Privacy and Data Security Laws and timely notification to Parent or the Parent Subsidiaries of any Security Incident that affects the Parent IT Systems or Personal Information.

(d) The Parent IT Systems (i) are in good repair and operating condition to effectively perform all information technology operations necessary to conduct Parent’s and the Parent Subsidiaries’ business, (ii) are free from material bugs, errors or defects and (iii) do not contain any Malicious Code. Since January 1, 2023, there has been no error, failure, breakdown, malfunction, attack involving denial of service security breach or continued substandard performance of any Parent IT Systems that has caused a material disruption or interruption in or to the operation of Parent’s or the Parent Subsidiaries’ businesses. Parent and the Parent Subsidiaries have implemented and periodically tested reasonable backup, security and disaster recovery technology, plans, procedures and facilities consistent with industry practice and there are no material deficiencies identified during such tests that have not been remediated. Neither Parent nor any of the Parent Subsidiaries is in breach in any material respect of any contract relating to any Parent IT System, or is aware of any event that, with the passage of time or the giving of notice, or both, would constitute a material breach in any material respect of any contract relating to any Parent IT System.

Section 6.16 Environmental Matters. Except as would not reasonably be expected to have a Parent Material Adverse Effect:

(a) Parent and each Parent Subsidiary are, and for the last three years have been, in compliance with all Environmental Laws;

(b) Parent and each Parent Subsidiary have obtained and maintain all Environmental Permits necessary to conduct their current operations or otherwise in connection with the ownership of the Parent Properties and are in compliance with such Environmental Permits, all of which are in full force and effect, and there are no proceedings pending or, to Parent’s Knowledge, threatened, that seek the revocation, cancellation, suspension or modification of any such Environmental Permit;

(c) Neither Parent nor any Parent Subsidiary has received within the last three years or earlier if unresolved, (i) any written request for information from any Governmental Authority pursuant to Environmental Laws, (ii) any written notice, demand, letter or claim from any Person alleging that it is in violation of, or has liability under, any Environmental Law or with respect to Hazardous Substances, or (iii) any Order issued against it. There is no Action pending, or, to Parent’s Knowledge, threatened against Parent or any Parent Subsidiary under any Environmental Law or with respect to Hazardous Substances;

(d) To Parent’s Knowledge, none of the Parent Properties contain any of the following: (i) underground storage tanks, (ii) dumps or landfills, (iii) surface impoundments, (iv) other units for the treatment, storage or disposal of Hazardous Substances pursuant to RCRA or similar state Laws, (v) asbestos or ACM, (vi) polychlorinated biphenyls, (vii) PFAS, (viii) lead or LBP, (ix) toxic mold, or (x) radon for which mitigation measures are advised or required pursuant to the U.S. Environmental Protection Agency’s guidelines or similar state Laws;

(e) Neither Parent nor any Parent Subsidiary has entered into or agreed to any Order or is subject to any Order relating to compliance with or liability under Environmental Laws, Environmental Permits or the investigation, sampling, monitoring, treatment, remediation, removal or cleanup of Hazardous Substances; and

(f) To Parent’s Knowledge, (i) there has been no Release of a Hazardous Substance at, on, in, or under the Parent Property or any real property formerly owned, operated or leased by Parent or any Parent Subsidiary and (ii) neither Parent nor any Parent Subsidiary has arranged, by contract, agreement or otherwise, for the transportation, disposal or treatment of Hazardous Substances at any location, except in the case of each of (i) and (ii) as has not and would not reasonably be expected to give rise to or result in a liability of Parent or the Parent Subsidiaries.

(g) To the extent requested by Company, Parent and the Parent Subsidiaries have made available to Company all reports, site assessments, audits and documents, in each case in their possession that relate to Parent’s or any Parent Subsidiary’s outstanding or reasonably anticipated liability under Environmental Laws, compliance with Environmental Laws during the past three years, the environmental condition of the Parent Property or any real property formerly owned, operated or leased by Parent or any Parent Subsidiary.

Section 6.17 Properties.

(a) Either Parent or a Parent Subsidiary has good and valid fee simple title or leasehold title (as applicable) to each of the Parent Properties, in each case, free and clear of Liens, except for Parent Permitted Liens.

(b) Parent and each Parent Subsidiary has in effect all Property Permits or agreements, easements or other rights that are necessary to permit the current use and operation of each of the Parent Properties and the buildings and improvements on any of the Parent Properties, except for such failures to have in effect that, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect. Neither Parent nor any of the Parent Subsidiaries has received (i) written notice that any Property Permit or any agreement, easement or other right that is necessary to permit the current use and operation of the Parent Properties and the buildings and improvements on any of the Parent Properties is not in full force and effect as of the date of this Agreement, except for such failures to be in full force and effect that, individually, or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect, or (ii) written notice of any uncured violation of any Laws affecting any of the Parent Properties that, individually or in the aggregate, would reasonably be expected to have a Parent Material Adverse Effect.

(c) Parent and the Parent Subsidiaries have good and valid title to, or a valid and enforceable leasehold interest in, or other right to use, all material personal property owned, used or held for use by them as of the date of this Agreement (other than property owned by tenants or residents and used or held in connection with the applicable tenancy), except as, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect. To Parent’s Knowledge, none of Parent’s or any of the Parent Subsidiaries’ ownership of or leasehold interest in any such personal property is subject to any Liens, except for Parent Permitted Liens and Liens that would not reasonably be expected to have a Parent Material Adverse Effect.

(d) Neither Parent nor any Parent Subsidiary has received written notice that Parent or any Parent Subsidiary is in violation or default under any material reciprocal easement agreement, declaration of covenants, conditions, and restrictions, deed restriction or other similar agreements to which Parent or any Parent Subsidiary is a party (or to which owned Parent Property is subject), except for violations or defaults that have been cured or that have not had or would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Neither Parent nor any Parent Subsidiary has delivered a written default notice to a party under any reciprocal easement agreement, declaration of covenants, conditions, and restrictions, deed restriction, or other similar agreements to which a member of Parent or any Parent Subsidiary is a party (or to which owned Parent Property is subject), except for defaults that have been cured or that have not had or would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 6.18 Parent Material Contracts.

(a) Except for contracts filed as exhibits to the Parent SEC Documents, neither Parent nor any Parent Subsidiary is a party to or bound by any contract, agreement or understanding, whether written or oral, that, as of the date hereof is required to be filed as an exhibit to the Parent Annual Report on Form 10-K pursuant to Items 601(b)(2) and (10) of Regulation S-K promulgated under the Securities Act (each such contract, a “Parent Material Contract”).

(b) Except for contracts filed as exhibits to the Parent SEC Documents, a true, complete and correct, in all material respects, copy of each Parent Material Contract, as of the date of this Agreement, has been made available to Company prior to the date of this Agreement.

(c) Except as, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect, each Parent Material Contract is legal, valid, binding and enforceable against Parent and each Parent Subsidiary that is a party thereto and, to Parent’s Knowledge, each other party thereto, and is in full force and effect, except as may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at Law). Parent and each of the Parent Subsidiaries and, to the Knowledge of the Parent, any other party thereto, have performed all obligations required to be performed by it under each Parent Material Contract, except where such nonperformance would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect. None of Parent or any Parent Subsidiary, or, to Parent’s Knowledge, any other party thereto, is in breach or violation of, or default under, any Parent Material Contract, and no event has occurred that, with notice or lapse of time or both, would constitute a violation, breach or default under any Parent Material Contract, except where in each case such violation, breach or default is not reasonably likely to have, individually or in the aggregate, a Parent Material Adverse Effect. Since January 1, 2023 and through the date hereof, and except as, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect, neither Parent nor any Parent Subsidiary has received written notice of any violation or default under any Parent Material Contract.

Section 6.19 Approval Required. The Parent Stockholder Approval are the only votes of holders of securities of Parent required in connection with the consummation by Parent, Holdco or SNDA Merger Sub of the Transactions.

Section 6.20 Brokers. No broker, investment banker or other Person is entitled to any broker’s, finder’s or other similar fee or commission in connection with the Transactions based upon arrangements made by or on behalf of Parent, Holdco or SNDA Merger Sub.

Section 6.21 Available Funds.

(a) Parent has delivered to Company a true, complete and correct copy of executed Investment Agreements, pursuant to which the Investors have committed, subject to the terms and conditions thereof, to invest $110,000,017.12 in the aggregate on or prior to the First Closing Date (the “Equity Financing”). As of the date hereof, each Investment Agreement is in full force and effect and is a legal, valid and binding obligation of (i) Parent and (ii) each of the Investors party thereto, as applicable, in each case enforceable against Parent and the Investors party thereto in accordance with their terms (except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at law)). There are no conditions precedent or other contingencies (including subsequent approval process) related to the Equity Financing other than as expressly set forth in the Investment Agreements that would permit any party to the Investment Agreements to not fund the full amount (or any portion thereof) of the Equity Financing on or prior to the First Closing Date, and none of the terms or commitments contained in the Investment Agreements has been withdrawn, rescinded, amended or modified in any respect (and no such withdrawal, rescindment, amendment or modification is pending). Neither Parent nor any of its Affiliates has entered into any agreement, side letter or other arrangement relating to the Equity Financing or the Transactions this Agreement that would reasonably be expected to adversely affect the availability of the Equity Financing other than as set forth in the Investment Agreements. Subject to the terms and conditions of the Investment Agreements, Company is an express third-party beneficiary of the Investment Agreements and Company is entitled to enforce the Investment Agreements in accordance with their terms against the Investors.

(b) Parent has delivered to Company true and complete copies of (i) the executed commitment letter, dated as of the date hereof, by and among Parent and the financial institutions party thereto including all exhibits, schedules and annexes to such letter in effect as of the execution and delivery of this Agreement and (ii) the executed fee letters related thereto (together, the “Debt Commitment Letter”) (it being understood that such fee letters have been redacted to remove fees, the rates and amounts in the “market flex,” if any, and other economic terms that would not adversely affect the amount, conditionality, availability or termination of the Debt Financing). Other than the Debt Commitment Letter, there are no side letters or other written agreements, contracts or arrangements that impose any additional conditions or other contingencies related to the funding of the full amount of the Debt Financing. There are no conditions or other contingencies related to the funding of the full amount of the Debt Financing, other than as expressly set forth in the Debt Commitment Letter. The commitments contained in the Debt Commitment Letter have not been withdrawn or rescinded in any respect prior to the date of this Agreement.

(c) The proceeds of the Debt Financing, if funded, together with the Equity Financing and any available cash of Parent, Company and their respective Subsidiaries, constitute sufficient funds for Parent on the Second Closing Date (i) to pay the Per Share Cash Consideration and all fees and related expenses required to be paid by Parent, and on the First Closing Date, there will be no restriction on the use of such cash for such purpose on the terms and conditions contained in this Agreement and (ii) to perform and satisfy the obligations of Parent, Holdco and SNDA Merger Sub set forth in this Agreement, including in connection with the Equity Purchase and the Second Merger and the other Transactions contemplated hereby. Parent does not have, and as of the First Closing Date and Second Closing Date will not have incurred, any obligation, commitment, restriction or liability of any kind that would prevent or substantially adversely affect such resources. Each of Parent, Holdco and SNDA Merger Sub acknowledges that the obligations of each of Parent, Holdco and SNDA Merger Sub hereunder are not subject to any conditions regarding the ability of Parent, Holdco or SNDA Merger Sub to obtain financing for the consummation of the Transactions or otherwise.

Section 6.22 Solvency. None of Parent, Holdco or SNDA Merger Sub is entering into this Agreement with the intent to hinder, delay or defraud either present or future creditors. Assuming the satisfaction or waiver of the conditions to the obligations of Parent, Holdco and SNDA Merger Sub to consummate the Transactions, as of the Second Merger Effective Time and immediately after giving effect to the Second Merger (including the payment of all amounts payable pursuant to Article 3 in connection with or as a result of the Transactions and all related fees and expenses of Parent, Holdco, Company, and their respective subsidiaries in connection therewith), the Surviving Entity will be Solvent. As used in herein, the term “Solvent” shall mean, with respect to a Person on a particular date, that on such date (a) such Person will not have an unreasonably small amount of capital for the operation of the businesses in which it is engaged or proposed to be engaged, and (b) such Person will be able to pay its liabilities, including contingent and other liabilities, as they mature. For purposes of the foregoing, “not have an unreasonably small amount of capital for the operation of the businesses in which it is engaged or proposed to be engaged” and “able to pay its liabilities, including contingent and other liabilities, as they mature” means that such Person will be able to generate enough cash from operations, asset dispositions or refinancing, or a combination thereof, to meet its obligations as they become due.

Section 6.23 No Business Activities of Merger Sub. All of the outstanding equity securities of Holdco are owned (directly or indirectly) by Parent. All of the outstanding capital stock of SNDA Merger Sub is owned by Holdco. SNDA Merger Sub is not a party to any contract and has not conducted any activities other than in connection with the organization of SNDA Merger Sub, the negotiation and execution of this Agreement and the consummation of the Transactions.

Section 6.24 Ownership of Company Common Stock. None of Parent, Holdco, SNDA Merger Sub or any of their respective subsidiaries owns (directly or indirectly, beneficially or of record) or is a party to any agreement, arrangement or understanding for the purpose of acquiring, holding, voting or disposing of, any shares of Company Common Stock or other securities of Company (other than as contemplated by this Agreement).

Section 6.25 Certain Arrangements. There are no contracts, undertakings, commitments or obligations, whether written or oral and whether or not legally binding, between Parent or any of its Affiliates, on the one hand, and any member of Company’s management or the Company Board or any beneficial owner of Company Common Stock, on the other hand, (a) relating in any way to the equity or capital of Company or any Company Subsidiary, the Transactions, or the management of the Surviving Entity after the Second Merger Effective Time or (b) pursuant to which any Holder would be entitled to receive value or consideration of a different amount or nature than the Transaction Consideration or agrees to vote in favor of this Agreement and the Transactions or agrees to vote against or otherwise oppose any Company Acquisition Proposal. None of Parent, Holdco, SNDA Merger Sub, or any of their respective Affiliates, has entered into any contract, arrangement or understanding expressly prohibiting any bank, investment bank or other potential provider of debt or equity financing from providing or seeking to provide debt or equity financing or financial advisory services to any Person in connection with a transaction relating to Company or any Company Subsidiary.

Section 6.26 Anti-Corruption and Anti-Bribery. None of Parent, any Parent Subsidiary, any other Affiliate of Parent or any director, officer, or manager of Parent, any Parent Subsidiary or any other Affiliate of Parent nor, to Parent’s Knowledge, any employee, consultant, agent or other third party acting for or on behalf of Parent, any Parent Subsidiary or any other Affiliate of Parent has, directly or indirectly, in connection with the conduct of any activity of Parent, any Parent Subsidiary or any other Affiliate of Parent: (a) made, offered, promised or authorized any payment, loan or transfer of anything of value, including any reward, bribe, payoff, influence payment, kickback, rebate, contribution, gift, entertainment, advantage or benefit of any kind, to or for the benefit of any Person, for the purpose of (i) unlawfully influencing any act or decision of such or other Person, (ii) inducing such or other Person to do or omit to do any act in violation of a lawful duty, (iii) unlawfully obtaining or retaining business for or with any Person, (iv) expediting or securing the performance of official acts of a routine nature or (v) otherwise securing any unlawful advantage; (b) established or maintained any unlawful fund of corporate monies or other properties; (c) created or caused the creation of any false or inaccurate books and records related to any of the foregoing; (d) in connection with any applicable Law relating to anti-corruption and/or anti-bribery matters (i) conducted or initiated any review, audit or internal investigation in the last three years, (ii) made a voluntary, directed or involuntary disclosure to any Governmental Authority, or (iii) in the past five years, received any written notice, request or citation from any Governmental Authority alleging noncompliance relating to anti-corruption and/or anti-bribery matters; or (e) violated (i) any provision of the Foreign Corrupt Practices Act of 1977, 15 U.S.C. §§ 78dd-1, et seq., (ii) the principles set out in the Organization for Economic Cooperation and Development Convention on Combating Bribery of Foreign Public Officials in International Business Transactions or (iii) any other applicable Law relating to anti-corruption and/or anti-bribery matters. In the past five years, to the Knowledge of Parent, there has been no condition or circumstance that would reasonably be expected to give rise to any liability relating to noncompliance with any applicable Law relating to anti-corruption and/or anti-bribery matters.

Section 6.27 No Other Representations and Warranties. Except for the representations or warranties expressly set forth in this Article 6, none of Parent, Holdco, SNDA Merger Sub or any other Person has made any representation or warranty, expressed or implied, including, with respect to Parent, Holdco or SNDA Merger Sub or the Affiliates thereof, their businesses, operations, assets, liabilities, condition (financial or otherwise), results of operations, future operating or financial results, estimates, projections, forecasts, plans or prospects (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans or prospects) or the accuracy or completeness of any information regarding Parent, Holdco or SNDA Merger Sub, and Parent, Holdco and SNDA Merger Sub hereby disclaim any such other representations or warranties. In particular, without limiting the foregoing disclaimer, except for the representations and warranties made by Parent, Holdco and SNDA Merger Sub in this Article 6, none of Parent, Holdco, SNDA Merger Sub or any other Person makes or has made any representation or warranty to Company or any of its Affiliates or Representatives with respect to, any oral or written information presented to Company or any of its Affiliates or Representatives in the course of their due diligence of Parent, Holdco and SNDA Merger Sub, the negotiation of this Agreement or in the course of the Transactions.

Article 7

COVENANTS RELATING TO CONDUCT OF BUSINESS PENDING THE CONSUMMATION OF THE TRANSACTIONS

Section 7.1 Conduct of Business by Company.

(a) Company covenants and agrees that, between the date of this Agreement and the earlier to occur of the Second Merger Effective Time and the date, if any, on which this Agreement is terminated pursuant to Section 10.1 (the “Interim Period”), except (i) to the extent required by Law, (ii) as may be consented to in writing by Parent (which consent shall not be unreasonably withheld, conditioned or delayed), (iii) as expressly contemplated, required or permitted pursuant to this Agreement, or (iv) as set forth in Section 7.1(a) of the Company Disclosure Letter, Company shall, and shall cause each of the Company Subsidiaries to (A) subject to the express restrictions set forth in Section 7.1(b) or elsewhere in this Agreement, conduct its business in the ordinary course and in a manner consistent with past practice in all material respects and in compliance with Law in all material respects, (B) maintain the status of Company as a REIT, and (C) use commercially reasonable efforts to (1) maintain its material assets, properties, contracts, agreements or other material legally binding undertakings, licenses and business organizations in their current condition (normal wear and tear and damage caused by casualty or by any reason outside of Company or any Company Subsidiary’s control excepted), and (2) preserve intact in all material respects its current business organization, goodwill, ongoing businesses and significant relationships with customers, suppliers, distributors, partners, creditors, lessors, licensors, licensees, managers, operators, tenants, residents, and other Persons with which Company and the Company Subsidiaries has material business relations. No action by Company or a Company Subsidiary with respect to matters set forth in any provision of Section 7.1(b) for which Parent has expressly provided consent in writing shall be deemed a breach of this Section 7.1(a).

(b) Without limiting the generality of foregoing, Company covenants and agrees that, during the Interim Period, except (i) to the extent required by Law, (ii) as may be consented to in writing by Parent (which consent shall not in any case be unreasonably withheld, conditioned or delayed), (iii) as expressly contemplated, required or permitted by this Agreement, or (iv) as set forth in Section 7.1(b) of the Company Disclosure Letter, Company shall not, and shall not cause or permit any Company Subsidiary to, do any of the following:

(i) amend the Organizational Documents of Company or any Company Subsidiary or waive the stock ownership limit under the Organizational Documents of Company;

(ii) adjust, split, combine, reclassify or subdivide any shares of capital stock, other equity or voting securities or ownership interests of Company or any Company Subsidiary (other than any wholly owned Company Subsidiary);

(iii) authorize, declare, set aside or pay any dividend on or make any other distributions (whether in cash, stock, property or otherwise) with respect to shares of capital stock of Company or any Company Subsidiary or other equity or voting securities or ownership interests in Company or any Company Subsidiary, except for (A) the declaration and payment of dividends or other distributions by any directly or indirectly wholly owned Company Subsidiary, (B) any Permitted REIT Dividend in accordance with Section 7.1(c), and (C) the declaration and payment of a quarterly dividend of up to $0.02560 per share of Company Common Stock to the Holders and the holders of the Company Restricted Stock Awards with respect to each full fiscal quarter of Company (but only if that such full fiscal quarter will be completed prior to the First Closing Date (each, a “Full Quarter Dividend”)); provided, that, with respect to this clause (C), (1) Company shall ensure that the declaration date, record date and payment date with respect to any such quarterly dividend shall be substantially consistent with historical record dates from fiscal year 2025 or if such date is not a Business Day, the next day that is a Business Day, and (2) if the First Closing Date occurs during a fiscal quarter of Company, Company shall be permitted to declare and pay a pro rata portion of the quarterly dividend of $0.02560 per share of Company Common Stock with respect to the portion of such quarter elapsed in such fiscal quarter through the First Closing Date, with the dividend to be declared and paid to the Holders and the holders of the Company Restricted Stock Awards no less than two days prior to the First Closing Date (the “Partial Quarter Dividend”);

(iv) purchase, redeem, repurchase or otherwise acquire, directly or indirectly, any shares of its capital stock or other equity or voting interests of Company or a Company Subsidiary, other than (A) in connection with the redemption or repurchase by a wholly owned Company Subsidiary of its own securities (but solely to the extent such securities or equity equivalents are owned by Company or a wholly owned Company Subsidiary) or (B) to the extent required to maintain its qualification as a REIT under the Code for any period or portion thereof ending on or prior to the First Merger Effective Time, in connection with redemptions made in accordance with Article 7 of the Company Charter in the event that a stockholder becomes the owner of greater than 9.8% by number or value of the outstanding shares of Company Common Stock;

(v) except for transactions among Company and one or more wholly owned Company Subsidiaries or among one or more wholly owned Company Subsidiaries, offer, authorize for issuance, issue, sell, pledge, dispose or otherwise encumber, any shares, units or other equity or voting interests or capital stock of any class or any other securities or equity equivalents of Company or any of the Company Subsidiaries;

(vi) merge or consolidate with any other Person or make a material investment (whether through the acquisition of stock, assets or otherwise) in any other Person, or make or agree to make any acquisition (including by merger, consolidation or acquisition of stock or assets) of any real property, material personal property, corporation, partnership, joint venture, limited liability company, other business organization or any division or material amount of assets thereof, except acquisitions by Company or any wholly owned Company Subsidiary of or from an existing wholly owned Company Subsidiary;

(vii) sell, license, mortgage, pledge, lease, assign, transfer, dispose of or encumber (other than a Company Permitted Lien), agree to or otherwise effect a deed or assignment in lieu of foreclosure with respect to, or otherwise dispose of any Company Properties (or real property that if owned by Company or any Company Subsidiaries on the date of this Agreement would be a Company Property) or any other material assets, or place or permit any Lien (other than a Company Permitted Lien) thereupon (whether by asset acquisition, stock acquisition or otherwise, including by merging or consolidating with, or by purchasing an equity interest in or portion of the assets of, or by any other manner), except for (A) the replacement of personal property in the ordinary course of business with personal property of equal or greater value or (B) the disposition of worn out or obsolete personal property that is not necessary for the operation of the business of Company or any Company Subsidiary;

(viii) incur, create, assume, refinance, replace or prepay any Indebtedness or issue or amend the terms of any debt securities of Company, or of the Company Subsidiaries or of any Company Debt Agreement, or assume, guarantee or endorse, or otherwise become responsible (whether directly, contingently or otherwise) for the Indebtedness of any other Person (other than a wholly owned Company Subsidiary);

(ix) make any loans, advances or capital contributions to, or investments in, any other Person (including to any of its officers, directors, trustees, Affiliates, agents or consultants), or make any change in its existing lending arrangements for or on behalf of such Persons, enter into any “keep well” or other similar arrangement to maintain any financial statement condition of another Person, other than (A) pursuant to Company Material Contracts in effect prior to the execution and delivery of this Agreement, (B) advances of reasonable business expenses to directors, officers and employees for travel and other reimbursable expenses incurred in the ordinary course of business consistent with past practice and in compliance in all material respects with Company’s policies related thereto, (C) as required under the Organizational Documents of any Company Subsidiary, or (D) to or among Company Subsidiaries;

(x) enter into, renew, modify, amend or terminate, or waive, release, compromise or assign any rights or claims under, any Company Material Contract (or any contract that, if existing as of the date hereof, would be a Company Material Contract) or any Company Real Property Lease, except any termination or renewal in accordance with the terms of any existing Company Material Contract that occurs automatically without any action (other than notice of renewal) by Company or any Company Subsidiary;

(xi) waive, release, assign, settle or compromise any Action or enter into any consent decree, injunction or similar restraint or form of equitable relief in settlement of any material claim or audit that would restrict the operations of Company, any Company Subsidiary or their respective businesses after the First Merger Effective Time, other than waivers, releases, assignments, settlements or compromises that (A) with respect to the payment of monetary damages, involve only (I) the payment of any amounts (including applicable deductibles) payable under an insurance policy insuring Company or a Company Subsidiary or (II) monetary damages that (x) are equal to or less than the amounts specifically reserved with respect thereto on the most recent balance sheet of Company included in the Company SEC Documents filed and publicly available prior to the date of this Agreement or (y) do not exceed $200,000 individually or $400,000 in the aggregate, (B) do not involve the imposition of injunctive relief against Company, any Company Subsidiary, Parent or the Surviving Entity, and (C) do not provide for any material liability or admission of wrongdoing by Company or any of the Company Subsidiaries (for the avoidance of doubt, this Section 7.1(b)(xi) does not apply to (x) any such matter relating to Taxes, which shall be covered by Section 7.1(b)(xviii)), or (y) Actions with any present, former or purported holder or group of holders of Company Common Stock, which shall be governed by Section 8.7(b);

(xii) (A) hire or engage any employee, executive officer, director or other service provider of Company or any Company Subsidiary (other than in connection with the appointment of directors as may be elected by the Holders at Company’s annual meeting), (B) increase the amount, rate, or terms of compensation or benefits of any current or former directors, officers, individual independent contractors, or other service providers of Company or any Company Subsidiary, or (C) enter into or amend, or adopt or incur any liability under or with respect to, any change of control, bonus, or severance agreement with any, director, officer, individual independent contractors, or other service providers of Company or any Company Subsidiary;

(xiii) negotiate, enter into, amend or extend any Labor Agreement or recognize or certify any Union as the bargaining representative for any employees of Company or any Company Subsidiary;

(xiv) grant, confer, award or modify the terms of any options, warrants, convertible securities, restricted stock, phantom shares, equity-based compensation or other rights to acquire, or denominated in, any of Company’s or any of the Company Subsidiaries’ capital stock or other voting securities or equity interests;

(xv) fail to maintain all financial books and records in all material respects in accordance with GAAP or make any material change to its methods of accounting in effect on January 1, 2025, except as required by a change in GAAP or in applicable Law, or make any change with respect to accounting policies, principles or practices unless required by GAAP or the SEC; provided, however, that nothing herein shall prohibit the Company from continuing to calculate, utilize, and disclose funds from operations and other non-GAAP financial measures in accordance with the standards promulgated by the National Association of Real Estate Investment Trusts, as utilized by the Company as of the date hereof;

(xvi) enter into any new line of business or form any new Company Subsidiaries;

(xvii) enter into any agreement that would limit or otherwise restrict Company or any of the Company Subsidiaries or any of their successors or Parent or its Affiliates after the Equity Purchase Effective Time from engaging in or competing in any line of business or owning property in, whether or not restricted to, any geographic area;

(xviii) (A) enter into or modify in a manner materially adverse to Company any Company Tax Protection Agreement, (B) make, change or rescind any material election relating to Taxes, (C) change a material method of Tax accounting, (D) amend any material Tax Return or file any material Tax Return inconsistent with past practice other than as required by applicable Law, (E) settle or compromise any material federal, state, local or non-U.S. Tax liability, audit, claim or assessment, (F) enter into any material closing agreement related to Taxes, (G) surrender any right to claim any material Tax refund, or (H) consent to any extension or waiver of the limitations period applicable to any material Tax claim or assessment (other than in the ordinary course of business);

(xix) take any action that would, or fail to take any action the failure of which to be taken would, reasonably be expected to cause (A) Company to fail to qualify as a REIT or (B) any entity in which Company directly or indirectly owns an interest to cease to be treated as any of (x) a partnership or disregarded entity for federal income tax purposes, or (y) a Qualified REIT Subsidiary or a Taxable REIT Subsidiary under the applicable provisions of Section 856 of the Code, as the case may be, in the case of clause (B)(x), which action or failure would have a Company Material Adverse Effect;

(xx) adopt a plan of merger, complete or partial liquidation, dissolution, consolidation, restructuring, recapitalization or other reorganization of Company or any Company Subsidiaries (including undertaking any action as part of a pre-closing step or restructuring that would result in an increase in any Taxes, except as otherwise expressly permitted by this Agreement);

(xxi) form any new partnerships or joint ventures;

(xxii) with respect to the Company Properties subject to Company Property Management Agreements, make any fourth-quarter 2025 capital expenditures in excess of $5,066,809 in the aggregate, or make any fourth-quarter 2025 capital expenditures in excess of the capital expenditures amount budgeted on an operator by operator basis in Company’s 2025 operator budget made available to Parent prior to the date hereof, other than a de minimis amount, other than (A) in conjunction with emergency repairs (provided, that, to the extent reasonably practicable, Company shall use reasonable efforts to consult with Parent in advance regarding the nature and estimated amount of any such capital expenditures, and provided, further, that if such advance notice is not provided in accordance with the foregoing proviso, Company shall notify Parent of the nature and cost of any such capital expenditures within two (2) Business Days following the material resolution of such emergency repairs), or (B) as required by Law (provided, that to the extent reasonably practicable, Company shall use reasonable efforts to consult with Parent in advance regarding the nature and estimated amount of any such capital expenditures), and Company shall use commercially reasonable efforts to make any material capital expenditures in accordance with such fourth-quarter 2025 budgeted expenses or Proposed 2026 Budget, if approved (or as otherwise contemplated by Section 8.21). Notwithstanding the foregoing, with respect to the NNN Properties, Company shall process tenant capital expenditure reimbursement requests consistent with the applicable Company Real Property Leases and prior practice;

(xxiii) (A) permit any material insurance policy under which Company is named as the primary insured, or Company’s existing directors and officers liability insurance policy, or (B) subject to Company using its commercially reasonable efforts, permit a material insurance policy under which Company is named as an additional insured, to be (1) canceled or terminated unless such entity shall have obtained an insurance policy with substantially similar terms and conditions to the canceled or terminated policy, or (2) allowed to expire unless such entity shall have used commercially reasonable efforts to obtain an insurance policy with substantially similar terms and conditions to the expired policy; provided that, with respect to any renewal of any such policy, Company shall (x) use commercially reasonable efforts to obtain favorable terms with respect to the assignment or other transfer of such policy and termination fees or refunds payable pursuant to such policy and (y) provide Parent a reasonable opportunity to review and consider the terms of any such policy and consider in good faith any comments Parent may provide to Company with respect to the terms of any such policy;

(xxiv) sell, lease, license, assign, transfer, abandon, or otherwise dispose of any Intellectual Property of Company or any Company Subsidiaries other than (x) non-exclusive licenses granted by Company or Company Subsidiaries in the ordinary course of business to vendors of Company or Company Subsidiaries to enable the provision of services to Company or Company Subsidiaries, (y) abandoning or allowing to lapse immaterial Company Registered Intellectual Property in the exercise of Company’s reasonable business judgment, or (z) expirations of Company Registered Intellectual Property at the end of its statutory term;

(xxv) disclosure of Company trade secrets or other material confidential information, other than to Persons subject to reasonable nondisclosure and nonuse obligations with respect thereto;

(xxvi) change or amend any data privacy or information security practice in a manner adverse to the business, except as required by applicable Law; or

(xxvii) authorize, or enter into any contract, agreement, commitment or arrangement to do any of the foregoing.

(c) Notwithstanding anything to the contrary set forth in this Agreement, nothing in this Agreement shall prohibit Company from taking any action or refraining to take any action, at any time or from time to time, that in the reasonable judgment of the Company Board, upon advice of counsel to Company, the taking of such action or refraining from taking such action is reasonably necessary for Company to avoid or to continue to avoid incurring entity-level income or excise Taxes under the Code or to maintain its qualification as a REIT under the Code for any period or portion thereof ending on or prior to the Second Merger Effective Time, including, making dividend or other distribution payments to the Holders in accordance with this Agreement or otherwise as permitted pursuant to Section 7.1(b)(iii) or to qualify or preserve the status of any entity in which Company directly or indirectly owns an interest as a disregarded entity or partnership for U.S. federal income tax purposes or as a Qualified REIT Subsidiary or a Taxable REIT Subsidiary under the applicable provisions of Section 856 of the Code (any such dividend or distribution, a “Permitted REIT Dividend”); provided, that, prior to taking or refraining from taking any such action pursuant to this Section 7.1(c), Company and the Company Subsidiaries shall inform Parent in writing of such action and shall consult with and cooperate with Parent in good faith to minimize the adverse effect of such action to Company and Parent.

Section 7.2 Conduct of Business by Parent.

(a) Parent covenants and agrees that, during the Interim Period, except (i) to the extent required by Law, (ii) as may be consented to in writing by Company (which consent shall not be unreasonably withheld, conditioned or delayed), (iii) as expressly contemplated or required pursuant to this Agreement, or (iv) as set forth in Section 7.2(a) of the Parent Disclosure Letter, Parent shall, and shall cause each of the Parent Subsidiaries to (A) conduct its business in the ordinary course and in a manner consistent with past practice in all material respects and in compliance with Law in all material respects, and (B) use commercially reasonable efforts to (1) maintain its material assets and properties in their current condition (normal wear and tear and damage caused by casualty or by any reason outside of Parent or any Parent Subsidiary’s control excepted), and (2) preserve intact in all material respects its current business organization, goodwill, ongoing businesses and significant relationships with customers, suppliers, distributors, creditors, lessors, managers, operators, tenants, residents, and other significant third parties. No action by Parent or a Parent Subsidiary with respect to matters set forth in any provision of Section 7.2(b) for which Company has expressly provided consent in writing shall be deemed a breach of this Section 7.2(a).

(b) Without limiting the generality of foregoing, Parent covenants and agrees that, during the Interim Period, except (i) to the extent required by Law, (ii) as may be consented to in writing by Company (which consent shall not in any case be unreasonably withheld, conditioned or delayed), (iii) as expressly contemplated or required by this Agreement, or (iv) as set forth in Section 7.2(b) of the Parent Disclosure Letter, Parent shall not, and shall not cause or permit any Parent Subsidiary to, do any of the following:

(i) amend the Organizational Documents of Parent (excluding, for the avoidance of doubt, the Parent Charter Amendment and the Additional Parent Amendment), or any Parent Subsidiary in any material respect;

(ii) adjust, split, combine, reclassify or subdivide any shares of capital stock, other equity or voting securities or ownership interests of Parent or any Parent Subsidiary (other than any wholly owned Parent Subsidiary);

(iii) authorize, declare, set aside or pay any dividend on or make any other distributions (whether in cash, stock, property or otherwise) with respect to shares of capital stock of Parent or any Parent Subsidiary or other equity or voting securities or ownership interests in Parent or any Parent Subsidiary, except for

(A) the declaration and payment of dividends or other distributions to Parent or any Parent Subsidiary by any directly or indirectly wholly owned Parent Subsidiary and (B) the declaration and payment of dividends in respect of the Series A Preferred Stock of Parent in the ordinary course;

(iv) purchase, redeem, repurchase or otherwise acquire, directly or indirectly, any shares of its capital stock or other equity or voting interests of Parent or a Parent Subsidiary, other than (A) repurchases, withholdings, or cancellations of equity securities or awards of Parent pursuant to the terms and conditions of such equity awards, (B) in the ordinary course of business or (C) in connection with the redemption or repurchase by a wholly owned Parent Subsidiary of its own securities (but solely to the extent such securities or equity equivalents are owned by Parent or a wholly owned Parent Subsidiary);

(v) merge or consolidate with any other Person or make a material investment (whether through the acquisition of stock, assets or otherwise) in any other Person, or make or agree to make any acquisition (including by merger, consolidation or acquisition of stock or assets) of any real property, material personal property, corporation, partnership, joint venture, limited liability company, other business organization or any division or material amount of assets thereof, if such merger, consolidation, investment, or acquisition would reasonably be expected to materially delay or prevent the consummation of the Transactions in any respect, including requiring Parent to further amend its charter (other than the Parent Charter Amendment and the Additional Parent Amendment) or requiring Parent to raise funds in order to consummate the Transactions;

(vi) enter into, renew, modify, amend or terminate, or waive, release, compromise or assign any rights or claims under, any Parent Material Contract (or any contract that, if existing as of the date hereof, would be a Parent Material Contract), except to the extent any of the foregoing would not materially delay or prevent Parent from being able to consummate the Transactions;

(vii) fail to maintain all financial books and records in all material respects in accordance with GAAP or make any material change to its methods of accounting in effect on January 1, 2025, except as required by a change in GAAP or in applicable Law, or make any change with respect to accounting policies, principles or practices unless required by GAAP or the SEC;

(viii) enter into any agreement that would materially limit or otherwise materially restrict Parent or any of the Parent Subsidiaries or any of their successors from engaging in or competing in any line of business or owning property in, whether or not restricted to, any geographic area;

(ix) (A) enter into or modify in a manner materially adverse to Company any Company Tax Protection Agreement, (B) make, change or rescind any material election relating to Taxes, (C) change a material method of Tax accounting, (D) amend any material Tax Return or file any material Tax Return inconsistent with past practice other than as required by applicable Law, (E) settle or compromise any material federal, state, local or non-U.S. Tax liability, audit, claim or assessment, (F) enter into any material closing agreement related to Taxes, (G) surrender any right to claim any material Tax refund, or (H) consent to any extension or waiver of the limitations period applicable to any material Tax claim or assessment (other than in the ordinary course of business);

(x) adopt a plan of merger, complete or partial liquidation, dissolution, consolidation, restructuring, recapitalization or other reorganization of Parent or any Parent Subsidiaries (including undertaking any action as part of a pre-closing step or restructuring that would result in a material increase in any Taxes, except as otherwise contemplated by this Agreement);

(xi) sell, assign, transfer, abandon, exclusively license or otherwise license outside of the ordinary course of business, any material Intellectual Property of Parent or any Parent Subsidiaries; or

(xii) authorize, or enter into any contract, agreement, commitment or arrangement to do any of the foregoing.

Section 7.3 Other Actions. Each Party agrees that, during the Interim Period, except as expressly contemplated or required by this Agreement, such Party shall not, directly or indirectly, without the prior written consent of the other Parties, take or cause to be taken any action that would reasonably be expected to materially delay consummation of the Transactions, or enter into any agreement or otherwise make a commitment, to take any such action.

Section 7.4 No Control of Business. Nothing contained in this Agreement shall give Parent, Holdco or SNDA Merger Sub, on the one hand, or the Company, on the other hand, directly or indirectly, the right to control or direct Company or any of Company’s operations or Parent’s or any of Parent’s or any of its Subsidiaries’ operations, respectively, prior to the Second Merger Effective Time. Prior to the Second Merger Effective Time, Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and the Company Subsidiaries’ operations and Parent shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and the Parent Subsidiaries’ operations. Notwithstanding anything to the contrary set forth in this Agreement, no consent of Parent and no consent of Company shall be required with respect to any matter set forth in Article 7 or elsewhere in the Agreement to the extent that the requirement of such consent would violate any applicable Law; provided that notice of the action taken upon such reliance is provided in writing to the other Party as soon as reasonably practicable following the taking of such action.

Article 8

ADDITIONAL COVENANTS

Section 8.1 Preparation of the Joint Proxy Statement/Prospectus; Stockholders Meeting.

(a) Registration Statement and Joint Proxy Statement. As promptly as reasonably practicable following the date of this Agreement (and in any event, within 45 days after the date hereof), Parent and Company shall jointly prepare, and Parent shall file with the SEC, a registration statement on Form S-4 or other applicable form (the “Registration Statement”), which shall contain (i) a joint proxy statement prepared by Parent and Company in connection with the solicitation of proxies from (A) the Holders to obtain the Company Stockholder Approval and (B) the Parent stockholders to obtain the Parent Stockholder Approval, as applicable (the “Joint Proxy Statement”) and (ii) a prospectus prepared by Parent relating to the Stock Issuance (such prospectus, the “Prospectus” and, the Prospectus together with the Joint Proxy Statement, the “Joint Proxy Statement/Prospectus”). The Parties shall use commercially reasonable efforts to obtain and furnish the information required to be included by the SEC in the Joint Proxy Statement/Prospectus, and respond, after providing copies of any comments received by the SEC to the other Party and consultation with each other, promptly to any comments made by the SEC with respect to the Joint Proxy Statement/Prospectus. Parent and Company shall use reasonable best efforts to cause such filing to be made as promptly as practicable following the date hereof. Parent and Company shall use reasonable best efforts to have the Registration Statement declared effective under the Securities Act as promptly as practicable after its filing. Promptly after the Registration Statement is declared effective by the SEC, Parent and Company shall file the Joint Proxy Statement/Prospectus with the SEC. Each of Parent and Company shall use reasonable best efforts to cause the Joint Proxy Statement/Prospectus to be mailed to Parent stockholders and Holders, respectively, as promptly as practicable after the Registration Statement is declared effective under the Securities Act. Each Party shall furnish all information concerning Company, Parent, and the holders of capital stock of Company and Parent, as applicable, as may be reasonably requested by the other Party in connection with any such action and the preparation, filing, and distribution of the Registration Statement and the Joint Proxy Statement/Prospectus, as applicable. Each of Parent and Company shall advise the other Party, promptly after it receives notice thereof, of any request by the SEC for amendment of the Registration Statement or the Joint Proxy Statement/Prospectus or comments thereon and responses thereto or requests by the SEC for additional information. No filing of, or amendment or supplement to, or correspondence to the SEC or its staff with respect to the Registration Statement or the Joint Proxy Statement/Prospectus will be made by Parent or Company without providing the other Party a reasonable opportunity to review and comment thereon, and shall in good faith consider such comments reasonably proposed by the other Party. Parent shall use reasonable best efforts to also take any action required to be taken under any applicable state securities or “blue sky” Laws in connection with the Stock Issuance, and Company shall furnish all information concerning Company, its Subsidiaries and the Holders as may be reasonably requested in connection with any such action. Parent will advise Company, promptly after it receives notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, the issuance of any stop order, the suspension of the qualification of the Parent Common Stock issuable in connection with the Equity Purchase and the First Merger for offer or sale in any jurisdiction, or any request by the SEC for amendment of the Registration Statement or comments thereon and responses thereto or requests by the SEC for additional information. The Joint Proxy Statement/Prospectus shall contain the Company Board Recommendation, except to the extent the Company Board shall have effected an Adverse Recommendation Change, as permitted by and determined in accordance with Section 8.3, and the Parent Board Recommendation, subject to applicable Law and the fiduciary duties of the Parent Board. If at any time prior to the Second Merger Effective Time, any information relating to Company or Parent or any of their respective Affiliates, officers or directors, is discovered by Company or Parent that, in the reasonable judgment of the Company or Parent, should be set forth in an amendment or supplement to the Registration Statement or the Joint Proxy Statement/Prospectus, so that the Registration Statement or Joint Proxy Statement/Prospectus would not contain any misstatement of material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, or any other such documents would not include any misstatement of a material fact or omit to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, the Party that discovers such information shall promptly notify the other Party and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC, after the other Party has had a reasonable opportunity to review and comment thereon, and, to the extent required by applicable Law, disseminated to either Parent stockholders or Holders, as applicable.

(b) Stockholders’ Meetings.

(i) Company shall take all action necessary in accordance with applicable Laws and the Company’s Organizational Documents to duly call, give notice of, convene and hold a meeting of the Holders, to be held as promptly as practicable after the Registration Statement is declared effective under the Securities Act and no later than the 60th day following the first mailing of the Joint Proxy Statement/Prospectus, to consider the approval of the Transactions, voting separately or together on each such matter (including any meeting following an adjournment thereof, the “Company Stockholders’ Meeting”). As promptly as practicable (and in any event within five Business Days) after the date of this Agreement (and thereafter, upon the reasonable request of Parent), Company shall, in coordination with Parent, conduct a “broker search” in accordance with Rule 14a-13 of the Exchange Act assuming that, for such purposes only, the record date of the Company Stockholders’ Meeting will be 20 Business Days after the date the broker search is conducted. Company will, as soon as reasonably practicable following the date of this Agreement, take all action necessary in accordance with applicable Laws and the Company’s Organizational Documents to establish a record date (and Company will not change the record date without the prior written consent of Parent (such consent not to be unreasonably withheld, conditioned or delayed)) for the Company Stockholders’ Meeting. Subject to Section 8.3(d), the Company will, through the Company Board, recommend that the Holders approve the Transactions, voting separately or together on each such matter, and will use reasonable best efforts to solicit from the Holders proxies in favor of the approval of the Transactions, voting separately or together on each such matter, and to take all other actions necessary or advisable to secure the vote or consent of the Holders required by applicable Laws to obtain such approvals (whether separately or together on each such matter), provided, that, Company shall retain Broadridge as its proxy solicitor, and if Broadridge is unable or unwilling to serve, a proxy solicitor reasonably acceptable to Parent, in connection with obtaining the Company Stockholder Approval, and Company shall, and shall instruct the proxy solicitor to, provide regular updates to Parent with respect to the solicitation of proxies for (and the receipt of proxies and votes with respect to) the Company Stockholders’ Meeting. Without limiting the generality of the foregoing, but subject to Section 8.3(d) and the Company’s right to terminate this Agreement under the circumstances set forth in Section 10.1, the Company agrees that (A) its obligations pursuant to the first two sentences of this Section 8.1(b)(i) shall not be effected by (x) the commencement, public proposal, public disclosure or communication to Company of any Company Acquisition Proposal or (y) any Company Adverse Recommendation Change and (B) no Company Acquisition Proposal shall be presented to the Holders for approval at the Company Stockholders’ Meeting or any other meeting of the Holders. In the event of a Company Adverse Recommendation Change specifically permitted by Section 8.3(d), and this Agreement is not terminated in accordance with Section 10.1(c)(ii) Company shall continue to solicit proxies from the Holders.

(ii) Parent shall take all action necessary in accordance with applicable Laws and the Parent Organizational Documents to duly call, give notice of, convene and hold a meeting of the Parent stockholders, to be held as promptly as practicable after the Registration Statement is declared effective under the Securities Act and no later than the 60th day following the first mailing of the Joint Proxy Statement/Prospectus, to vote upon the Stock Issuance and the Parent Charter Amendment (including any meeting following an adjournment thereof, the “Parent Stockholders’ Meeting”). At the Parent Stockholders’ Meeting, Parent shall solicit approval from its stockholders for the Stock Issuance and the Parent Charter Amendment and may solicit approvals from its stockholders for (A) the Additional Parent Amendment, and (B) with the prior written approval of Company (such approval not to be unreasonably withheld, conditioned, or delayed), other immaterial matters in its reasonable discretion; provided, that with respect to the foregoing clauses (B) and (C), such solicitation and approval shall not be a condition to the consummation of the Transactions. As promptly as practicable (and in any event within five Business Days)

after the date of this Agreement (and thereafter, upon the reasonable request of Company), Parent shall, in coordination with Company, conduct a “broker search” in accordance with Rule 14a-13 of the Exchange Act assuming that, for such purposes only, the record date of the Parent Stockholders’ Meeting will be 20 Business Days after the date the broker search is conducted. Parent will, as soon as reasonably practicable following the date of this Agreement, take all action necessary in accordance with applicable Laws, the rules of the NYSE and Company’s Organizational Documents to establish a record date (and Parent will not change the record date without the prior written consent of Company (such consent not to be unreasonably withheld, conditioned or delayed)) for the Parent Stockholders’ Meeting. Parent will, through the Parent Board and subject to applicable Law and the fiduciary duties of the Parent Board, recommend that the Parent stockholders approve the Stock Issuance and the Parent Charter Amendment and will use reasonable best efforts to solicit from the Parent stockholders proxies in favor of the approval of the Stock Issuance and to take all other action necessary or advisable to secure the vote or consent of the Parent stockholders required by the rules of the NYSE and applicable Laws to obtain such approval.

(iii) Without limitation of Section 8.1(b)(i) and Section 8.1(b)(ii), Company and Parent shall each use commercially reasonable efforts to hold the Company Stockholders’ Meeting and the Parent Stockholders’ Meeting on the same date. Company and Parent each agrees to give written notice to the other Party one day prior to the Company Stockholders’ Meeting or the Parent Stockholders’ Meeting, as applicable, and on the day of, but prior to the Company Stockholders’ Meeting or the Parent Stockholders’ Meeting, as applicable, indicating whether as of such date sufficient proxies representing the Company Stockholder Approval or the Parent Stockholder Approval, as applicable, have been obtained. Company shall not adjourn the Company Stockholders’ Meeting and Parent shall not adjourn the Parent Stockholders’ Meeting without the prior written consent of Parent or Company, respectively, such consent not to be unreasonably conditioned, withheld or delayed; provided, that, notwithstanding the foregoing, Company or Parent, as applicable, shall be required to postpone or adjourn, or make one or more successive postponements or adjournments of, the Company Stockholders’ Meeting or the Parent Stockholders’ Meeting, as applicable, if (A) as of the time for which the Company Stockholders’ Meeting or the Parent Stockholders’ Meeting, as applicable, is scheduled, there are insufficient shares of Company Common Stock or Parent Common Stock, as applicable, represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Company Stockholders’ Meeting or the Parent Stockholders’ Meeting, as applicable, or Company or Parent has not received proxies representing the Company Stockholder Approval or the Parent Stockholder Approval, as applicable, whether or not a quorum is present (it being understood that neither Company nor Parent may postpone or adjourn the Company Stockholders’ Meeting or the Parent Stockholders’ Meeting, as applicable, more than two times pursuant to this clause (A) without the other Party’s prior written consent, such consent not to be unreasonably conditioned, withheld or delayed), (B) Company or Parent is required to postpone or adjourn the Company Stockholders’ Meeting or Parent Stockholders’ Meeting by applicable Law, Order or a request from the SEC or its staff, or (C) after consultation with the other Party, reasonable additional time is necessary to ensure that any supplement or amendment to the Joint Proxy Statement/Prospectus is delivered in accordance with applicable Law in advance of the Company Stockholders’ Meeting or the Parent Stockholders’ Meeting, as applicable; provided, however, that the Company Stockholders’ Meeting or the Parent Stockholders’ Meeting, as applicable, may not be adjourned or postponed to a date on or after three Business Days prior to the Outside Date.

Section 8.2 Access to Information; Confidentiality.

(a) During the Interim Period, to the extent permitted by applicable Law and the terms of the Site Access Agreement, Company shall, and shall cause each of Company Subsidiaries to, afford to Parent and its Representatives reasonable access during normal business hours and upon reasonable advance notice to all of their respective properties (including the Company Properties), offices, books, contracts, personnel and records and, during such period, Company shall, and shall cause each of the Company Subsidiaries to, furnish reasonably promptly to Parent and its Representatives all information (financial or otherwise) concerning its business, properties (including the Company Properties) and personnel as Parent may reasonably request. Notwithstanding the foregoing, Company shall not be required by this Section 8.2(a) to provide Parent or its Representatives with access to or to disclose information or any contract in Company’s reasonable judgment (A) that would be subject to contractual confidentiality terms with a third party entered into prior to the date of this Agreement (if Company has used commercially reasonable efforts to obtain permission or consent of such third party to disclosure of information or the applicable contract), (B) the disclosure of which would violate any Law applicable to Company, the Company Subsidiaries or any of their Representatives, or (C) that would be subject to any attorney-client, attorney work product or other legal privilege or would cause a risk of loss of privilege to Company or the Company Subsidiaries; provided, that Company shall use its commercially reasonable efforts to allow for such disclosure to the maximum extent that does not jeopardize such attorney-client privilege, attorney work product or other legal privilege. Parent will use its commercially reasonable efforts to minimize any disruption to the businesses of Company and the Company Subsidiaries that may result from the requests for access, data and information hereunder. Prior to the Second Merger Effective Time, except as permitted in accordance with the Site Access Agreement or Section 8.15, Parent shall not, and shall cause its respective Representatives and Affiliates not to, contact or otherwise communicate with parties with which Company or any Company Subsidiary has a business relationship (including tenants/subtenants) regarding the business of Company and the Company Subsidiaries or this Agreement and the Transactions without the prior written consent of Company such consent not to be unreasonably withheld, conditioned or delayed (provided, that, for the avoidance of doubt, nothing in this Section 8.2(a) shall be deemed to restrict Parent and its Representatives and Affiliates from contacting such parties in pursuing the business of Parent operating in the ordinary course without reference to the Transactions). Prior to the Second Merger Eﬀective Time, none of Parent, Holdco, SNDA Merger Sub, or any of their respective Representatives, shall have the right to conduct invasive environmental testing or sampling at any of the facilities or properties of Company or any Company Subsidiaries without Company’s consent, such consent not to be unreasonably withheld, conditioned or delayed.

(b) Each of Parent and Company will hold, and will direct its Representatives and Affiliates to hold, any nonpublic information relating to Company or Parent and Company Subsidiaries or Parent Subsidiaries, respectively, including any such information exchanged pursuant to this Section 8.2, in confidence to the extent required by and in accordance with, and will otherwise comply with, the terms of the Company Confidentiality Agreement and the Parent Confidentiality Agreement, as applicable, which shall remain in full force and effect with respect to such information pursuant to the terms thereof notwithstanding the execution and delivery of this Agreement or the termination thereof.

Section 8.3 No Solicitation; Company Acquisition Proposals.

(a) Except as expressly permitted by this Section 8.3, Company agrees that it shall, and shall cause each of the Company Subsidiaries and its and their respective officers and directors to, and shall direct, and use commercially reasonable efforts to cause, its and their other Representatives to, immediately cease any solicitations, discussions, negotiations or communications with any Person with respect to any Company Acquisition Proposal. Except as expressly permitted by this Section 8.3, from the date hereof until the earlier of the termination of this Agreement in accordance with Article 10 and the Second Merger Effective Time, Company agrees that it shall not, and shall cause each of the Company Subsidiaries and its and their respective officers and directors not to, and shall not authorize and shall use commercially reasonable efforts to cause its and their other Representatives, not to, directly or indirectly through another Person, (i) solicit, entertain, initiate or knowingly encourage or knowingly facilitate any inquiries or the submission or announcement of or other making of any bid, proposal or offer from, any Person with respect to, or that could reasonably be expected to lead to, a Company Acquisition Proposal (an “Inquiry”), (ii) enter into, engage, continue or otherwise participate in any discussions or negotiations with any Person (other than Parent and its Representatives) relating to or otherwise in furtherance of, or that would reasonably be expected to lead to, any Company Acquisition Proposal or Inquiry, (iii) approve, recommend or endorse (or publicly propose or announce any intention or desire to approve, recommend or endorse) any Company Acquisition Proposal, (iv) furnish or otherwise disclose to any Person (other than Parent and its Representatives) any information or knowingly grant any Person (other than

Parent and its Representatives) access to its properties, assets, books, contracts, personnel or records in connection with or in response to any Company Acquisition Proposal, including for the purpose of determining whether to make or pursue any Inquiry relating to any Company Acquisition Proposal, (v) other than a Company Acceptable Confidentiality Agreement, enter into any letter of intent, memorandum of understanding, agreement in principle, expense reimbursement agreement, acquisition agreement, merger agreement, share purchase agreement, asset purchase agreement, share exchange agreement, option agreement, or other similar contract, agreement or arrangement with any Person providing for or relating to a Company Acquisition Proposal or requiring Company to abandon, terminate or fail to consummate the Transactions (any of the foregoing referred in this clause (v), other than a Company Acceptable Confidentiality Agreement, an “Alternative Acquisition Agreement”), or (vi) propose or agree to do any of the foregoing. Promptly following the execution of this Agreement, Company will (A) request the return or destruction of all non-public information concerning Company and the Company Subsidiaries furnished to any Person (other than Parent and its Affiliates and Representatives) that has executed a confidentiality agreement at any time within the twelve-month period immediately preceding the date hereof in connection with any Company Acquisition Proposal; (B) cease providing any further information with respect to Company and the Company Subsidiaries or any Company Acquisition Proposal to any such Person or its Representatives; and (C) terminate all access granted to any such Person and its Representatives to any physical or electronic data room.

(b) Notwithstanding anything to the contrary in this Agreement, at any time prior to obtaining the Company Stockholder Approval, Company and the Company Subsidiaries may, directly or indirectly, through any Representative, in response to an unsolicited written bona fide Company Acquisition Proposal by a third party made after the date of this Agreement (that did not result from a material breach of this Section 8.3, it being agreed that Company may correspond in writing with any Person making such a written Company Acquisition Proposal to request clarification of the terms and conditions thereof solely so as to determine whether such Company Acquisition Proposal constitutes or would reasonably be expected to lead to a Company Superior Proposal and may inform such Person of the provisions of this Section 8.3): (i) furnish information to such third party (and such third party’s Representatives, including potential financing sources and operating partners) making such Company Acquisition Proposal (provided, however, that (A) prior to so furnishing such information, Company receives from the third party an executed Company Acceptable Confidentiality Agreement, and (B) any information concerning Company or the Company Subsidiaries that is provided to such third party (or its Representatives) shall, to the extent not previously provided to Parent or its Representatives, be provided to Parent or its Representatives, or Parent and its Representatives shall be provided access to such nonpublic information, prior to or substantially concurrently with the time it is provided to such Person (and in any event within 36 hours thereafter)), and (ii) engage in, enter into or otherwise participate in discussions or negotiations with such third party (and such third party’s Representatives, including potential financing sources and operating partners) with respect to the Company Acquisition Proposal if, in the case of each of clauses (i) and (ii), the Company Board determines in good faith, after consultation with its outside legal counsel and its financial advisors, that such Company Acquisition Proposal constitutes or is reasonably likely to lead to a Company Superior Proposal. It is understood and agreed that any disclosures, discussions or negotiations expressly permitted under this Section 8.3(b), if conducted in compliance with this Section 8.3(b), shall not constitute an Adverse Recommendation Change or otherwise constitute a basis for Parent to terminate this Agreement.

(c) Company shall notify Parent promptly (but in no event later than 36 hours) after receipt of any Company Acquisition Proposal or any request for nonpublic information regarding Company or any Company Subsidiary by any third party that informs Company that it is considering making, or has made, a Company Acquisition Proposal, or any other Inquiry from any Person seeking to have discussions or negotiations with Company regarding a possible Company Acquisition Proposal. Such notice shall be made in writing and shall identify the Person making such Company Acquisition Proposal or Inquiry and indicate the material terms and conditions of any Company Acquisition Proposals or Inquiries, to the extent known (including, if applicable, providing copies of any written Company Acquisition Proposals or Inquiries and any proposed agreements related thereto, which may be redacted to the extent necessary to protect confidential information of the business or operations of the Person making such Company Acquisition Proposal or Inquiry). Company shall also promptly (and in any event within 36 hours) notify Parent, in writing, if it enters into discussions or negotiations concerning any Company Acquisition Proposal or provides nonpublic information to any Person in each case in accordance with Section 8.3(b)(i), and of any change to the financial and other material terms and conditions of any Company Acquisition Proposal and shall otherwise keep Parent reasonably informed of the status and terms of any Company Acquisition Proposal or Inquiry on a reasonably current basis, including by providing a copy of all written proposals, offers, drafts of proposed agreements or material correspondence relating thereto (which may be redacted to the extent necessary to protect confidential information of the business or operations of the Person making such Company Acquisition Proposal or Inquiry). Neither Company nor any Company Subsidiary shall, after the date of this Agreement, enter into any confidential or similar agreement that would prohibit it from providing such information to Parent.

(d) Except as permitted by this Section 8.3(d), neither the Company Board nor any committee thereof shall (i) withhold, withdraw, modify or qualify in any manner adverse to Parent (or publicly propose to withhold, withdraw, modify or qualify in a manner adverse to Parent), the Company Board Recommendation, (ii) approve, adopt or recommend (or publicly propose to approve, adopt or recommend) any Company Acquisition Proposal, (iii) fail to include the Company Board Recommendation in the Joint Proxy Statement/Prospectus, (iv) fail to publicly reaffirm the Company Board Recommendation, or fail to recommend against any Company Acquisition Proposal within ten Business Days after any written request by Parent to do so following the public announcement of any Company Acquisition Proposal (or such fewer number of days as remains prior to the Company Stockholders’ Meeting, so long as such request is made at least two Business Days prior to the Company Stockholders’ Meeting) (it being understood that Company will have no obligation to make such reaffirmation on more than one occasion with respect to any Company Acquisition Proposal), (any of the actions described in clauses (i), (ii), (iii) and (iv) of this Section 8.3(d), an “Adverse Recommendation Change”), or (v) approve, adopt, declare advisable or recommend (or agree to, resolve or propose to approve, adopt, declare advisable or recommend), or cause or permit Company or any Company Subsidiary to enter into, any Alternative Acquisition Agreement (other than a Company Acceptable Confidentiality Agreement entered into in accordance with this Section 8.3 after the date hereof). Notwithstanding anything to the contrary set forth in this Agreement, at any time prior to obtaining the Company Stockholder Approval, the Company Board may (A) effect an Adverse Recommendation Change if an Intervening Event has occurred and the Company Board determines in good faith, after consultation with outside legal counsel, that the failure to take such action would be inconsistent with its duties under applicable Law, or (B) if Company has not breached this Section 8.3(d) or Section 8.3(e) (other than, in the case of Section 8.3(f), any breach that has a de minimis effect) and has not breached the other subsections of this Section 8.3 in any material respect, effect an Adverse Recommendation Change and/or terminate this Agreement pursuant to Section 10.1(d)(ii) if the Company Board has received a Company Acquisition Proposal that the Company Board in good faith determines, after consultation with outside legal counsel and financial advisors, constitutes a Company Superior Proposal, after having complied (other than any non-compliance that has a de minimis effect) with, and giving effect to all of the adjustments which may be offered by Parent pursuant to Section 8.3(e), and such Company Acquisition Proposal is not withdrawn.

(e) The Company Board shall only be entitled to effect an Adverse Recommendation Change and/or terminate this Agreement pursuant to Section 10.1(d)(ii) as permitted under Section 8.3(d) if (i) Company has provided a prior written notice (a “Notice of Change of Recommendation”) to Parent that Company intends to take such action, identifying the Person making the Company Superior Proposal and describing the material terms and conditions of the Company Superior Proposal or a reasonably detailed description of the Intervening Event, as applicable, that is the basis of such action, including, if applicable, copies of any written proposals or offers and any proposed written agreements related to a Company Superior Proposal (it being agreed that the delivery of the Notice of Change of Recommendation by Company shall not constitute an Adverse Recommendation Change and shall not permit Parent to terminate this Agreement), (ii) during the four Business Day period following Parent’s receipt of the Notice of Change of Recommendation and ending at 11:59 p.m. (Orlando, Florida time) on such fourth Business Day (the “Notice of Change Period”), Company shall, and shall cause its Representatives to, negotiate with Parent in good faith (to the extent Parent desires to negotiate) to make such adjustments in the terms and conditions of this Agreement, so that, in the case of a Company Superior Proposal, such Company Superior Proposal ceases to constitute a Company Superior Proposal, or, in the case of an Intervening Event, in order to obviate the need to make such Adverse Recommendation Change; and (iii) following the end of the Notice of Change Period, the Company Board shall have determined in good faith, after consultation with its outside legal counsel and its financial advisors, taking into account any changes to this Agreement proposed in writing by Parent in response to the Notice of Change of Recommendation or otherwise, that (A) the Company Superior Proposal giving rise to the Notice of Change of Recommendation continues to constitute a Company Superior Proposal or (B) in the case of an Intervening Event, the failure of the Company Board to effect an Adverse Recommendation Change would be inconsistent with its duties under applicable Law. Any amendment to the financial terms or any other material amendment of such a Company Superior Proposal shall require a new Notice of Change of Recommendation, and Company shall be required to comply again with the requirements of this Section 8.3(e); provided, however, that the Notice of Change Period shall be reduced to two Business Days following receipt by Parent of any such new Notice of Change of Recommendation and ending at 11:59 p.m. (Orlando, Florida time) on such second Business Day.

(f) Nothing contained in this Agreement shall prohibit Company or the Company Board, directly or indirectly through its Representatives, from (i) taking and disclosing to the Holders a position contemplated by Rule 14e-2(a) or Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act or (ii) making any disclosure to the Holders that is required by applicable Law or if the Company Board determines in good faith, after consultation with its outside legal counsel, that the failure to make such disclosure would be inconsistent with its duties under applicable Law (for the avoidance of doubt, it being agreed that the issuance by Company or the Company Board of a “stop, look and listen” or similar statement of the type contemplated by Rule 14d-9(f) promulgated under the Exchange Act, shall not constitute an Adverse Recommendation Change); provided, however, that neither Company nor the Company Board shall be permitted to recommend that the Holders tender any securities in connection with any tender offer or exchange offer that is a Company Acquisition Proposal or otherwise effect an Adverse Recommendation Change with respect thereto, except as permitted by Section 8.3(d).

(g) Company shall not, and shall not permit any Company Subsidiary to, terminate, waive, amend or modify any provision of any standstill or confidentiality agreement to which Company or any Company Subsidiary is a party, except solely to allow the applicable party to make a non-public Company Acquisition Proposal to the Company Board. Other than in connection with the consummation of the Transactions, Company and the Company Board shall not take any actions to exempt any Person from the “Ownership Limit” or establish or increase an “Excepted Holder Limit,” as such terms are defined in the Company Charter unless such actions are taken concurrently with the termination of this Agreement in accordance with Section 10.1(d)(ii).

(h) Company shall not submit to the vote of the Holders any Company Acquisition Proposal other than the Equity Purchase, the First Merger, and the Second Merger prior to the termination of this Agreement in accordance with its terms.

(i) Parent acknowledges and agrees that no actions taken by Representatives of any third parties that hold interests in Company shall be a breach of this Section 8.3, so long as Company has not authorized or directed such third parties to take such actions in violation of this Section 8.3.

Section 8.4 Public Announcements. Except with respect to any Adverse Recommendation Change or, solely to the extent permitted pursuant to Section 8.3(f), Company Acquisition Proposal (or release, announcement or disclosure in connection therewith), or any action taken pursuant to, and in accordance with, Section 8.3, so long as this Agreement is in effect, the Parties shall consult with each other before issuing any press release or otherwise making any public statements or filings with respect to this Agreement or any of the Transactions, and, except as otherwise permitted or required by this Agreement, none of the Parties shall issue any such press release or make any such public statement or filing prior to obtaining the consent of the other Parties (which consent shall not be unreasonably withheld, conditioned or delayed); provided, that a Party may, without obtaining the other Party’s consent, issue such press release or make such public statement or filing with respect to this Agreement or any of the Transactions as may be required by Law, Order or the applicable rules of any stock exchange, in which case such Party shall consult with the other Party before making such public statement or filing with respect to this Agreement or any of the Transactions, except to the extent it is not reasonably practicable to do so. The Parties have agreed upon the form of a joint press release and the forms of applicable Exchange Act filings announcing the Transactions and the execution of this Agreement, and shall make such joint press release no later than one Business Day following the date on which this Agreement is signed and shall timely make such Exchange Act filings.

Section 8.5 Indemnification; Directors’ and Officers’ Insurance.

(a) From and after the Second Merger Effective Time, Parent and the Surviving Entity shall, jointly and severally, and Parent shall cause the Surviving Entity to, for a period of six years from the Second Merger Effective Time: (i) exculpate, indemnify, defend and hold harmless each Person who is at the date hereof, was previously, or during the period from the date hereof through the Second Closing Date, serving as a manager, director, officer, trustee, or fiduciary of Company or any of the Company Subsidiaries and acting in such capacity (collectively, the “Indemnified Parties”) to the fullest extent authorized or permitted by applicable Law, as now or hereafter in effect, as provided in the Organizational Documents or as provided in indemnification or similar agreements of Company or any of the Company Subsidiaries set forth in Section 8.5(a) of the Company Disclosure Letter, in all cases in connection with any Claim with respect to matters occurring on or before the Second Merger Effective Time and any losses, claims, damages, liabilities, costs, Claim Expenses, judgments, fines, penalties and amounts paid in settlement (including all interest, assessments and other charges paid or payable in connection with or in respect of any thereof) relating to or resulting from such Claim; and (ii) promptly pay on behalf of or advance to each of the Indemnified Parties, to the fullest extent authorized or permitted by applicable Law, as now or hereafter in effect, as provided in the Organizational Documents or as provided in indemnification or similar agreements of Company or any of the Company Subsidiaries, any Claim Expenses incurred in defending, serving as a witness with respect to or otherwise participating with respect to any Claim in advance of the final disposition of such Claim, including payment on behalf of or advancement to the Indemnified Party of any Claim Expenses incurred by such Indemnified Party in connection with enforcing any rights with respect to such indemnification or advancement, in each case without the requirement of any bond or other security, but subject to Parent’s receipt of an undertaking by or on behalf of such Indemnified Party to repay such Claim Expenses if it is ultimately determined under applicable Law that such Indemnified Party is not entitled to be indemnified; provided, that Parent shall not be liable for any amounts paid in settlement of any Actions effected without Parent’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed). As used in this Section 8.5(a), (I) the term “Claim” means any threatened, asserted, pending or completed Action, whether instituted by any Party, any Governmental Authority or any other Person, whether civil, criminal, administrative, investigative or other, including any arbitration or other alternative dispute resolution mechanism, arising out of or pertaining to (x) matters that relate to such Indemnified Party’s duties or service as a partner, member, manager, director, officer, trustee, employee, agent, fiduciary, advisor or Person acting in a similar capacity of Company or any of the Company Subsidiaries or, to the extent such Person is or was serving at the request or for the benefit of Company or any of the Company Subsidiaries, any other entity or any Benefit Plan maintained by any of the foregoing at or prior to the consummation of the Transactions, and (y) this Agreement or any of the Transactions, including the Equity Purchase; and (II) the term “Claim Expenses” means all reasonable and documented out-of-pocket attorneys’ fees and all other reasonable and documented out-of-pocket costs, expenses and obligations (including experts’ fees, travel expenses, court costs, retainers, transcript fees, duplicating, printing and binding costs, as well as telecommunications, postage and courier charges) paid or incurred in connection with investigating, defending, being a witness in or participating in (including on appeal), or preparing to investigate, defend, be a witness in or participate in, any Claim for which indemnification is authorized pursuant to this Section 8.5(a), including any Action relating to a claim for indemnification or advancement brought by an Indemnified Party. Parent shall not settle, compromise or consent to the entry of any judgment in any actual or threatened Claim in respect of which indemnification has been sought by an Indemnified Party hereunder unless such settlement, compromise or judgment includes an unconditional release of such Indemnified Party from all liability arising out of such Claim, or such Indemnified Party otherwise consents thereto in writing.

(b) Without limiting the foregoing, Parent and the Surviving Entity agree that all rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Second Merger Effective Time, now existing in favor of the current or former partners, members, managers, directors, officers, trustees, employees, agents, fiduciaries, advisors or Persons acting in similar capacities of the Indemnified Parties as provided in the Organizational Documents or indemnification or similar agreements of Company or any of the Company Subsidiaries set forth in Section 8.5(a) of the Company Disclosure Letter shall survive and continue in full force and effect in accordance with their terms for a period of six years following the Second Merger Effective Time. For a period of six years following the Second Merger Effective Time, the organizational documents of the Surviving Entity and any applicable Company Subsidiary shall contain provisions no less favorable with respect to indemnification and limitations on liability of partners, members, managers, directors, officers, trustees, employees, agents, fiduciaries, advisors or Persons acting in similar capacities than are set forth in the Organizational Documents of each of Company and the Company Subsidiaries, which provisions shall not be amended, repealed or otherwise modified for a period of six years following the Second Merger Effective Time in any manner that would affect adversely the rights thereunder of any Indemnified Party, unless such modification shall be required by applicable Law and then only to the minimum extent required by applicable Law.

(c) For a period of six years after the Second Merger Effective Time, Parent shall cause the Surviving Entity to maintain in effect the directors’ and officers’ liability insurance covering each Indemnified Party currently covered by directors’ and officers’ liability insurance for acts or omissions occurring prior to and through the Second Merger Effective Time; provided that in lieu of Parent’s obligation hereunder, (i) Parent may substitute therefor policies of an insurance company with the same or better credit rating as the current insurance carrier, the material terms of which, including coverage and amount, are no less favorable in any material respect to such directors and officers than the applicable existing policies as of the date hereof, or (ii) Company may obtain extended reporting period coverage under the applicable existing insurance programs (to be effective as of the Second Merger Effective Time) or purchase a “tail” policy for a period of six years after the Second Closing Date, as applicable, for a cost not in excess of three times the current premiums for such insurance; and provided, further, that in no event shall Parent be required to pay premiums for insurance under this Section 8.5(c) in excess of 300% of the most recent premiums paid prior to the date of this Agreement for such purpose, it being understood that if the premiums of such insurance coverage exceed such amount, Parent shall nevertheless be obligated to provide such coverage as may be obtained for such 300% amount.

(d) If Parent or any of its successors or assigns (i) consolidates with or merges with or into any other Person and shall not be the continuing or surviving corporation or other entity of such consolidation or merger or (ii) liquidates, dissolves or winds-up, or transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of Parent shall assume the obligations set forth in this Section 8.5.

(e) Parent shall, and shall cause the Surviving Entity to, pay all reasonable and documented out-of-pocket expenses, including reasonable attorneys’ fees, that may be incurred by any Indemnified Party in enforcing the indemnity and other obligations provided in this Section 8.5; provided, that such Indemnified Party provides an undertaking to repay such expenses if it is determined by a final and non-appealable judgment of a court of competent jurisdiction that such Person is not legally entitled to indemnification under applicable Law or Contract.

(f) The provisions of this Section 8.5 are intended to be for the express benefit of, and shall be enforceable by, each Indemnified Party (who are intended third-party beneficiaries of this Section 8.5), his or her heirs and his or her personal representatives, shall be binding on all successors and assigns of Parent, Company and the Surviving Entity and shall not be amended in a manner that is adverse to the Indemnified Party

(including his or her successors, assigns and heirs) without the prior written consent of the Indemnified Party (including such successors, assigns and heirs) affected thereby. The exculpation and indemnification provided for by this Section 8.5 shall not be deemed to be exclusive of any other rights to which an Indemnified Party is entitled, whether pursuant to applicable Law, contract or otherwise. Nothing in this Agreement, including this Section 8.5, is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to Company, any of its Subsidiaries or the Indemnified Parties, it being understood and agreed that the indemnification provided for in this Section 8.5 is not prior to, or in substitution for, any such claims under any such policies. The provisions of this Section 8.5 shall survive the consummation of the Equity Purchase, the First Merger, and the Second Merger.

Section 8.6 Appropriate Action; Consents; Filings.

(a) Upon the terms and subject to the conditions set forth in this Agreement, each of the Parties shall, and shall cause their respective Subsidiaries to (and, in the case of Company, Company shall cause the CNL Advisor and its Affiliates to) use their respective commercially reasonable efforts to take, or cause to be taken, any and all actions, and to do, or cause to be done, and to assist and cooperate with the other Party in doing, all things necessary, proper or advisable under applicable Law or pursuant to any contract or agreement to consummate and make effective, as promptly as practicable, the Transactions, including using commercially reasonable efforts to (i) take the actions necessary to cause the conditions set forth in Article 9 to be satisfied, (ii) obtain all necessary or advisable actions or non-actions, waivers, consents and approvals from, and deliver notices to, Governmental Authorities or other Persons necessary in connection with the consummation of the Transactions, the giving of any notices to Governmental Authorities or other Persons and the making of all necessary or advisable registrations and filings (including filings with Governmental Authorities, if any), and the taking of all reasonable steps as may be necessary or advisable to obtain an approval or waiver from, any Governmental Authority or other Persons necessary in connection with the consummation of the Transactions and the other transactions and covenants contemplated by this Agreement, including complying as promptly as reasonably practicable with any and all information and document requests by any Governmental Authority in connection with any investigation of the Transactions, and (iii) execute and deliver any additional instruments necessary or advisable to consummate the Transactions and to fully carry out the purposes of this Agreement.

(b) Each of the Parties shall, and shall cause their respective Subsidiaries to (and, in the case of Company, Company shall cause the CNL Advisor and its Affiliates to) furnish to the other such necessary information and reasonable assistance as the other may request in connection with the preparation of any required governmental filings or submissions and will cooperate in responding to any inquiry from a Governmental Authority, including promptly informing the other Parties of such inquiry, consulting in advance before making any presentations or submissions to a Governmental Authority, and supplying each other with copies of all material correspondence, filings or communications between any Party and any Governmental Authority with respect to this Agreement. To the extent reasonably practicable and legally permitted, the Parties or their Representatives shall have the right to review in advance, and each of the Parties will consult the others on, all the information relating to such Parties and each of their Affiliates that appears in any filing made with, or written materials submitted to, any Governmental Authority in connection with the Transactions, except that such materials may be redacted to remove confidential or competitively sensitive business information and as necessary to comply with contractual arrangements, applicable Law or to address reasonable attorney-client or other privilege or confidentiality concerns. The Parties may, as they deem advisable and necessary, designate any sensitive materials provided to the other under this Section 8.6 as “outside counsel only.” Such materials and the information contained therein shall be given only to outside counsel of the recipient and will not be disclosed by such outside counsel to employees, officers, directors or trustees of the recipient without the advance written consent of the Party providing such materials. To the extent reasonably practicable, none of Company, CNL Merger Sub, Parent, Holdco or SNDA Merger Sub shall, nor shall they permit their respective Representatives to, participate independently in any meeting or engage in any substantive conversation with any Governmental Authority in respect of any filing, investigation or other inquiry without giving the other Party prior notice of such meeting or conversation and, to the extent permitted by applicable Law, without giving the other Party the opportunity to attend or participate (whether by telephone or in person) in any such meeting with such Governmental Authority (except that confidential, competitively sensitive business information may be excluded from such a meeting or conversation).

(c) Notwithstanding anything herein to the contrary, as promptly as practicable after the execution of this Agreement (and in any event, within 30 days after the date hereof, or such longer period as may be mutually agreed by Parent and Company), the Parties will cooperate (and, in the case of Company, Company shall use commercially reasonable efforts to cause the CNL Advisor and its Affiliates to cooperate) to file all applications and documents which are necessary to obtain the Regulatory Approvals of each applicable Governmental Authority or as may be appropriate or advisable in connection with the Transactions and deliver any notices to any Governmental Authority. The Parties will use commercially reasonable efforts to prosecute such applications and take such other actions which are or may be reasonable and appropriate in connection therewith. The Parties agree to act in good faith and use commercially reasonable efforts to cooperate with each other and to provide, to the extent permitted by Law, such information and communications to each other or to any Governmental Authority as may be reasonably requested in order to obtain the required Regulatory Approvals to consummate the Transactions. The Parties shall provide each other with status updates as to the application process. The Parties will maintain in confidence all documents provided pursuant to this Section 8.6(c) in accordance with the terms of the Company Confidentiality Agreement and the Parent Confidentiality Agreement, as applicable, unless public disclosure is required by applicable Law, or is otherwise made to a Governmental Authority, in which case, to the extent practicable, the Parties will use their reasonable best efforts to reach mutual agreement with respect to such disclosure prior to making such disclosure.

Section 8.7 Notification of Certain Matters; Transaction Litigation.

(a) Subject to applicable Law, Company shall give prompt written notice to Parent, and Parent shall give prompt written notice to Company, of any notice or other communication received by such Party from any Governmental Authority in connection with this Agreement, the Transactions, or from any Person alleging that the consent of such Person is or may be required in connection with the Transactions.

(b) Company and its Representatives shall give prompt notice to Parent, and Parent and its Representatives shall give prompt notice to Company, if (i) any representation or warranty made by it contained in Article 5 or Article 6, as applicable, becomes untrue or inaccurate in any material respect such that it would be reasonable to expect that the applicable closing conditions would be incapable of being satisfied by the Outside Date or (ii) it fails to comply with or satisfy in any material respect any covenant or agreement to be complied with or satisfied by it under this Agreement; provided, that no such notification (or failure to give such notification) shall affect the representations, warranties, covenants or agreements of the Parties or the conditions to the obligations of the Parties under this Agreement. Notwithstanding anything to the contrary in this Agreement, the failure by Company, Parent or their respective Representatives to provide such prompt notice under this Section 8.7(b) or Section 8.7(d) shall not constitute a failure to perform or comply for purposes of Section 9.2(b), Section 9.3(b) or Section 10.1(b)(i).

(c) Subject to applicable Law, Company shall give prompt notice (and in any event within two Business Days) to Parent, and Parent shall give prompt notice to Company (and in any event within two Business Days) of any Action commenced or threatened in writing relating to or involving such Party or any Company Subsidiary or Affiliate thereof, or Parent Subsidiary or any Affiliate thereof, respectively, that relates to this Agreement, the Transactions. Company and its Representatives shall give Parent the opportunity to reasonably participate in the defense and settlement of any litigation against Company, any Company Subsidiary, or an Affiliate thereof, or their respective directors relating to this Agreement and the Transactions, and no such settlement shall be agreed to without Parent’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed) unless such settlement involves no admission of liability and no restrictions or other obligations binding on Parent, Company or any Parent Subsidiary or Company Subsidiary other than the payment of money and the amount of such settlement payment shall be fully covered by insurance proceeds

(after paying any applicable retention or deductible). Parent and its Representatives shall give Company the opportunity to reasonably participate in the defense and settlement of any litigation against Parent, any Parent Subsidiary, or an Affiliate thereof, relating to this Agreement and the Transactions, and no such settlement shall be agreed to without Company’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed), unless such settlement involves no admission of liability and no restrictions or other obligations binding on Parent, Company or any Parent Subsidiary or Company Subsidiary, other than the payment of money. For purposes of this Section 8.7(c), “participate” means that the Company shall keep Parent reasonably apprised of any material development and the proposed strategy and other significant decisions with respect to any such Action and provide Parent with copies of any proposed litigation papers at least two Business Days prior to Company filing any such papers, and promptly provide Parent of all litigation papers filed in any such Action, and Parent may offer advice, comments or suggestions with respect to any such Action, which the Company shall consider in good faith.

(d) Each of Company and Parent agrees to give prompt written notice to the other Party upon obtaining Knowledge of the occurrence or impending occurrence of any Event relating to it or any Parent Subsidiary or Company Subsidiary, which would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect or a Parent Material Adverse Effect, as the case may be.

Section 8.8 Section 16 Matters. Prior to the Equity Purchase Effective Time, Company and Parent shall take all such steps as may be reasonably necessary or advisable to cause any dispositions of Company Common Stock (including derivative securities with respect to Company Common Stock and Company Common Stock) and acquisitions of Parent Common Stock resulting from the Transactions by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Company to be exempt under Rule 16b-3 promulgated under the Exchange Act. Upon request, Company shall promptly furnish Parent with all requisite information for Parent to take the actions contemplated by this Section 8.8.

Section 8.9 Takeover Statutes. The Parties shall use their respective reasonable best efforts (a) to take all action necessary so that no Takeover Statute is or becomes applicable to the Transactions, and (b) if any such Takeover Statute is or becomes applicable to any of the foregoing, to take all action necessary so that the Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to eliminate or minimize the effect of such Takeover Statute on the Transactions.

Section 8.10 CNL Merger Sub; SNDA Merger Sub; Subsidiaries.

(a) CNL Merger Sub. Immediately following the execution and delivery of this Agreement, Company, in its capacity as the sole stockholder of CNL Merger Sub, will execute and deliver to CNL Merger Sub (and will as promptly as possible provide a copy to Parent and SNDA Merger Sub) a written consent approving the First Merger in accordance with the MGCL. Company shall cause each of the Company Subsidiaries to comply with and perform all of its obligations under or relating to this Agreement, including in the case of CNL Merger Sub, to consummate the First Merger on the terms and subject to the conditions set forth in this Agreement.

(b) SNDA Merger Sub. Immediately following the execution and delivery of this Agreement, Holdco, in its capacity as the sole stockholder of SNDA Merger Sub, will execute and deliver to SNDA Merger Sub (and will as promptly as possible provide a copy to Company) a written consent approving the Second Merger in accordance with the MGCL. Parent shall cause Holdco and SNDA Merger Sub (and after the consummation of the Second Merger, the Surviving Entity) and any other applicable Parent Subsidiary or Affiliate thereof to comply with and perform all of its obligations under or relating to this Agreement, including in the case of SNDA Merger Sub to consummate the Equity Purchase and the Second Merger on the terms and subject to the conditions set forth in this Agreement.

Section 8.11 Transfer Taxes. Parent and Company shall cooperate in the preparation, execution and filing of all returns, questionnaires, applications or other documents regarding any real property transfer or gains, sales, use, transfer, value added, stock transfer or stamp taxes, any transfer, recording, registration and other fees and any similar Taxes that become payable in connection with the Transactions (together with any related interest, penalties or additions to Tax, “Transfer Taxes”), and shall cooperate in attempting to minimize the amount of Transfer Taxes. From and after the Second Merger Effective Time, the Surviving Entity shall pay or cause to be paid, without deduction or withholding from any consideration or amounts payable to the Holders, all Transfer Taxes.

Section 8.12 Deregistration of Company Securities. Parent and the Surviving Entity shall use their commercially reasonable efforts to cause the Company Common Stock to be de-registered under the Exchange Act promptly following the Second Merger Effective Time, so that the Company is a “publicly offered REIT” within the meaning of Section  562(c)(2) of the Code through and including the Second Merger Effective Time.

Section 8.13 Payments. Section 8.13 of the Company Disclosure Letter sets forth the amounts of all fees, costs and expenses payable by Company to Company Financial Advisor and to CNL Advisor and its Affiliates for each of their respective services in connection with the Transactions. At least two Business Days prior to the First Closing Date, Company shall deliver to Parent reasonably satisfactory documentation setting forth the amounts of all fees, costs and expenses payable by Company or any Company Subsidiary to Company Financial Advisor, to CNL Advisor and its Affiliates and to each of Company’s other advisors for their services in connection with the Transactions that will remain unpaid on the First Closing Date (including the identity of each recipient, dollar amounts, wire instructions and any other information necessary for Parent to effect the final payment in full thereof) (the “Company Transaction Expenses”), and indicating that upon receipt of such amounts that all such Company Transaction Expenses shall have been paid in full (the “Payoff Instructions”). On the Second Closing Date, Parent shall pay, or cause to be paid, by wire transfer of immediately available funds to the accounts designated in the Payoff Instructions the full amount of the Company Transaction Expenses, as set forth in, and in accordance with, the Payoff Instructions. Notwithstanding anything to the contrary in this Agreement, Company’s breach of any of the covenants required to be performed by it under this Section 8.13 shall not be considered in determining the satisfaction of the condition set forth in Section 9.2(b).

Section 8.14 Resignation of Directors and Officers. Except as set forth in Section 8.14 of the Company Disclosure Letter, prior to the Second Merger Effective Time, Company shall cause each member of the Company Board and each director, manager and officer of Company and each Company Subsidiary (other than any directors, managers and officers designated by Parent in writing to Company prior to the consummation of the Second Merger) to execute and deliver a letter (in form and substance reasonably acceptable to Parent) effectuating his or her resignation as a director, manager and/or officer of Company or any Company Subsidiary, as applicable, effective immediately prior to, and subject to the occurrence of, the Second Merger Effective Time.

Section 8.15 Debt Cooperation.

(a) Prior to the Second Merger Effective Time, Company shall, and shall cause the Company Subsidiaries to, and shall use its and their respective commercially reasonable efforts to cause their and their respective Representatives to (subject to the obligation of Parent, Holdco and SNDA Merger Sub to reimburse and indemnify Company as set forth in Section 8.15(e)), reasonably cooperate with Parent, Holdco and SNDA Merger Sub (and the Debt Financing Parties), as reasonably requested by Parent in writing that is reasonably necessary in connection with arranging, syndicating and consummating, debt financing from one or more lenders, pursuant to which Parent or its Subsidiaries (including, effective as of or following the Second Merger Effective Time, Company and its Subsidiaries) would incur additional indebtedness for borrowed money effective as of the Second Merger Effective Time in such amounts, from such lenders, and in such forms and on such terms as Parent may determine, including any mortgage or mezzanine financing secured directly or indirectly by one or more Company Property or Parent Property (the “Debt Financing”). Such cooperation shall, subject to the terms hereof, include using commercially reasonable efforts to:

(i) participate in drafting sessions, due diligence sessions and meetings (including customary lender “road shows” and rating agency presentations) with potential financing sources;

(ii) assist with the preparation of customary offering documents, memoranda, marketing documents, syndication materials and projections (including any supplements to the foregoing) by providing financial statements (including pro forma financial statements), financial information and other information regarding Company and the Company Subsidiaries that is reasonably available and customarily required in connection with such financing, including (A) identifying whether any information provided to Parent constitutes material non-public information, and (B) delivery of customary authorization letters, in a form reasonably acceptable to Company, authorizing the distribution of information to prospective lenders and containing customary representations with respect to the presence or absence of material non-public information about Company and the Company Subsidiaries and regarding the accuracy of the information provided by, or with respect to, Company and the Company Subsidiaries;

(iii) reasonably cooperate with customary due diligence process as reasonably requested by Parent or the Debt Financing Parties, including participating in a reasonable number of due diligence sessions, and cooperating with the customary marketing efforts of Parent, in each case, in connection with any Debt Financing;

(iv) reasonably cooperate with Parent’s outside legal counsels in connection with any legal opinions that such outside legal counsels may be required to deliver in connection with any Debt Financing;

(v) furnish documentation and information and take corporate actions reasonably requested by Parent or the Debt Financing Parties to permit the granting of guarantees and security interests (including in connection with perfection of any security interests), in each case effective as of or after the Second Merger Effective Time;

(vi) provide customary officer’s certificates and other closing deliverables and confirm the accuracy of customary representations and warranties in the applicable financing documents, in each case limited to facts within the knowledge of the certifying individual and effective as of the Second Merger Effective Time;

(vii) cause its independent accountants to cooperate with the Debt Financing Parties (including by providing customary comfort letters and consents);

(viii) provide all documentation and other information about Company and the Company Subsidiaries as is reasonably requested in writing by Parent or the Debt Financing Parties reasonably required by applicable “know your customer,” anti-money laundering rules and regulations (including the PATRIOT Act) and the requirements of the beneficial ownership regulation pursuant to 31 C.F.R. § 1010.230;

(ix) subject to the terms of the Site Access Agreement and the limitations set forth in Section 8.2(a), provide Parent and the Debt Financing Parties, and its and their respective Affiliates and Representatives (including any appraisers, engineers, environmental or rating agency personnel), reasonable access to the Company Properties and its books and records and enter into customary engagements regarding the scope of such access;

(x) assist Parent to prepare to effectuate any reorganizational steps reasonably required in connection with such Debt Financing, including assist in preparation of the conveyance of any Company Property or any direct or indirect interest therein or any Company Permit or Environmental Permit to a newly formed single purpose entity; and

(xi) assist Parent and the Debt Financing Parties, and its and their respective Affiliates and Representatives with obtaining third party (including tenant and ground lessor) estoppels, assignments, consents or subordination, non-disturbance and attornment agreements to the extent provided in any such lease agreements.

(b) Notwithstanding anything in this Agreement to the contrary (including Section 8.15(a)), the Parties expressly acknowledge and agree that (A) the obligations of Parent or its Affiliates under this Agreement are not subject to any condition regarding the availability of any financing (including the Debt Financing) and (B) the failure, for any reason, to obtain or consummate any Debt Financing shall not affect or relieve Parent’s or its Affiliates’ obligation to consummate the Transactions on the terms and conditions set forth herein.

(c) Company shall, and shall cause the Company Subsidiaries to, deliver all notices and take all other reasonable actions to facilitate the termination at the Second Merger Effective Time of the Company Existing Credit Agreement and any other Indebtedness for borrowed money that Parent reasonably requests in a written notice to be terminated by Company (such notice to be delivered to Company as soon as practicable after the date hereof but in no event later than ten days prior to the First Closing Date) (collectively, the “Payoff Indebtedness”), the repayment in full on the Second Closing Date of all obligations in respect of the Payoff Indebtedness thereunder, and the release on the Second Closing Date of any Liens securing such Payoff Indebtedness (including guarantees) in connection therewith; provided, however, that the foregoing shall not apply (and Company and the Company Subsidiaries shall not be obligated to take such actions) if such actions are not permitted by the applicable Company Debt Agreement; provided, however, further, that neither Company nor the Company Subsidiaries shall be required to take any such action that is not conditioned upon the occurrence of the Second Merger. In furtherance and not in limitation of the foregoing, Company and the Company Subsidiaries shall use commercially reasonable efforts to deliver to Parent (i) a draft payoff letter (a “Payoff Letter”) with respect to the Payoff Indebtedness and (ii) at least three Business Days prior to the First Closing Date, an executed Payoff Letter with respect to the Payoff Indebtedness, in form and substance reasonably satisfactory to Parent and customary for transactions of this type, from the Persons (or the applicable agent on behalf of the Persons) to whom such Payoff Indebtedness is owed, which Payoff Letters together with any related release documentation shall, among other things, (x) include the payoff amount and (y) provide that Liens (and guarantees), if any, granted in connection with such Payoff Indebtedness relating to the assets, rights and properties of Company and the Company Subsidiaries securing or relating to such Indebtedness, shall, upon the payment of the amount set forth in the applicable Payoff Letter at or prior to the Second Merger Effective Time, be released and terminated.

(d) Notwithstanding anything to the contrary in this Agreement, in connection with the cooperation set forth in Section 8.15(a), Section 8.15(b), and Section 8.15(c), (i) such requested cooperation shall not (A) materially or unreasonably disrupt the operations of Company and the Company Subsidiaries or (B) cause material competitive harm to Company and the Company Subsidiaries if the Transactions are not consummated, (ii) nothing in this Section 8.15 shall require cooperation to the extent that it would (y) cause any condition to the consummation of the Transactions set forth in Article 9 to not be satisfied or (z) cause any breach of this Agreement, (iii) none of Company or any Company Subsidiary shall be required to (A) pay any commitment or other similar fee or reimburse any expense related to a financing arrangement prior to the Second Merger Effective Time that is not advanced by Parent, Holdco and SNDA Merger Sub, (B) approve any document or other matter, enter into any agreement or commitment or incur or assume any liability of any kind, in each case, in connection with any financing arrangements that would be effective prior to the Second Merger Effective Time, (C) deliver or obtain opinions of internal or external counsel or provide any other certification that would be effective prior to the Second Merger Effective Time, (D) provide access to or disclose information where Company determines that such access or disclosure could jeopardize the attorney-client or similar privilege or contravene any applicable Law or Company Material Contract (provided, however, that Company shall use its commercially reasonable efforts to provide an alternative means of disclosing or providing such information to the maximum extent permitted by Law or such contractual obligation or to the maximum extent that does not result in a loss of such legal privilege, as applicable), (E) take any action that would conflict with, contravene or violate Company or any Company Subsidiary’s Organizational Documents, any Company Material Contract or any Law, (F) deliver any financial statements to the extent not already available to Company or readily produced by the Company without material burden or out-of-pocket expense, (G) waive or amend any terms of this Agreement or any other contract to which Company or any Company Subsidiary is party, (H) make any representations, warranties or certifications as to which Company or any Company Subsidiary has, in good faith, determined is not true, or (I) provide any cooperation or information that does not pertain to Company or any Company Subsidiaries, (iv) none of the directors of Company, acting in such capacity shall be required, (A) with respect to any new financing arrangement that does not relate to a Company Debt Agreement, to execute, deliver or enter into or perform any agreement, document or instrument or adopt any resolutions approving the agreements, documents and instruments pursuant to which the financing arrangement is obtained, and (B) with respect to any financing arrangement that relates to a Company Debt Agreement, to execute, deliver or enter into or perform any agreement, document or instrument that modifies, amends, or terminates any Company Debt Agreement, prior to the Second Merger Effective Time; and (v) neither Company nor any Company Subsidiary nor their respective directors, officers or employees shall be required to execute, deliver or enter into, or perform any agreement, document or instrument (other than the authorization and representation letters contemplated above) with respect to the financing arrangement that is not contingent upon the consummation of the Transactions or that would be effective prior to the Second Merger Effective Time, and the directors and managers of the Company Subsidiaries shall not be required to adopt resolutions approving the agreements, documents and instruments pursuant to which the financing arrangement is obtained, in each case that are effective prior to the Second Merger Effective Time. For the avoidance of doubt, the Parties acknowledge and agree that the provisions contained in this Section 8.15 represent the sole obligation of Company, the Company Subsidiaries, their Affiliates and their respective directors, officers or employees with respect to cooperation in connection with the arrangement of the Debt Financing and no other provision of this Agreement (including the Exhibits and Schedules hereto) shall be deemed to expand or modify such obligations. In no event shall Company be in breach of any of Section 8.15(a), Section 8.15(b) or Section 8.15(c) because of its failure to deliver any financial or other information that is not currently available or readily preparable in the ordinary course of business at the time requested by Parent or for the failure to obtain review of any financial or other information by its accountants. Notwithstanding anything to the contrary in this Agreement, Company’s breach of any of the covenants required to be performed by it under this Section 8.15 shall not be considered in determining the satisfaction of the conditions set forth in Section 9.2(b), unless such breach is a willful and material breach. In no event shall the receipt or availability of any funds or any Debt Financing (including any financing contemplated by Section 8.15(a)) by Parent, Holdco, SNDA Merger Sub or any of their respective Affiliates or any other financing be a condition to any of Parent’s, Holdco’s or SNDA Merger Sub’s obligations under this Agreement.

(e) All material non-public or otherwise confidential information regarding Company and the Company Subsidiaries obtained by Parent, Holdco, SNDA Merger Sub or any of their respective Representatives pursuant to this Section 8.15 shall be kept confidential in accordance with the Company Confidentiality Agreement; provided, that Company agrees that Parent may share non-public or otherwise confidential information with actual or potential Debt Financing Parties, subject to confidentiality protections customary for such transactions. Parent shall promptly upon request by Company, reimburse Company or Company Subsidiaries for all reasonable and documented out-of-pocket costs incurred by Company or Company Subsidiaries in connection with any actions taken by Company or Company Subsidiaries in accordance with this Section 8.15 (including reasonable fees and expenses of their Representatives, but excluding any costs arising out of or resulting from the Indemnity Exceptions). Parent, Holdco and SNDA Merger Sub, on a joint and several basis, hereby agree to indemnify and hold harmless Company, the Company Subsidiaries, and their respective Representatives from and against any and all liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties suffered or incurred by them in connection with or as a result of taking such actions in accordance with this Section 8.15, except in the event such matters arose out of or result from the bad faith, gross negligence or willful misconduct by Company, the Company Subsidiaries or any of its or their respective Affiliates or Representatives or any such Person’s material breach of this Agreement (the “Indemnity Exceptions”).

Section 8.16 Stock Exchange Listing. Parent agrees to use commercially reasonable efforts to cause the shares of Parent Common Stock to be issued in connection with the Equity Purchase to be approved for listing on the NYSE, subject to official notice of issuance, prior to the Equity Purchase Effective Time.

Section 8.17 Board of Directors of Parent. Effective as of the Second Merger Effective Time, Parent shall take all necessary corporate action to cause two individuals designated in writing by Company (the “Company Board Designees”) to be appointed to the Parent Board, subject to such individuals meeting the reasonable requirements and criteria for director appointments of the Parent Board’s Nominating and Governance Committee. Company shall deliver written notice to Parent setting forth the names of the Company Board Designees no later than 30 Business Days prior to the First Closing Date that Company reasonably expects to be acceptable by the Parent Board’s Nominating and Governance Committee, and Company shall provide to Parent all information reasonably requested by Parent in connection with the vetting process of the Parent Board’s Nominating and Governance Committee. If the initial Company Board Designees (or any subsequent nominees) are not approved by the Parent Board’s Nominating and Governance Committee, Company shall designate additional nominees in lieu thereof, which shall be subject to approval of the Parent Board’s Nominating and Governance Committee. Company shall have the right to designate additional nominees until such time as such nominees are approved by the Parent Board’s Nominating and Governance Committee.

Section 8.18 Termination of Related Party Agreements. Company shall use commercially reasonable efforts to take all actions necessary to settle and terminate, or cause to be terminated, all Related Party Agreements prior to or as of the Equity Purchase Effective Time, other than those agreements set forth on Section 8.18 of the Company Disclosure Letter, without any ongoing liability to Parent, Holdco, SNDA Merger Sub, the Surviving Entity, or any of their respective Affiliates.

Section 8.19 Tax Opinion and Representation Letter. Company shall (i) obtain or cause to be provided the opinion referred to in Section 9.2(g), and (ii) deliver to the Opinion Giver, with copy to and following consultation with Parent, a tax representation letter, dated as of the Second Closing Date and signed by an officer of Company, reasonably requested by the Opinion Giver. Parent will sign the Opinion Giver’s standard form of access letter prior to receipt of a copy of the tax representation letter.

Section 8.20 Title Policy Cooperation. At no cost or liability to Company (unless advanced by Parent or a Parent Subsidiary), Company shall, and shall cause Company Subsidiaries to, use commercially reasonable efforts to cooperate with Parent and any title insurance company selected by Parent in connection with Parent’s efforts to obtain one or more owner’s title insurance policies insuring Parent or any Company Subsidiary’s fee simple interest in the fee owned Company Properties. Nothing in this Section 8.20 shall obligate Company to incur any out-of-pocket expense.

Section 8.21 Budgets.

(a) Proposed 2026 Budget. Within 60 days following the date hereof, Company shall submit to Parent for its review and approval a proposed budget and capital expenditures plan for the fiscal year 2026 (collectively, the “Proposed 2026 Budget”), including with respect to the level of detail for each line item set forth therein. Parent shall approve or disapprove in writing such Proposed 2026 Budget within 30 days after the receipt thereof, together with reasonable detail with respect to any portion of the Proposed 2026 Budget that is disapproved and the reasons therefor. Company and Parent shall thereafter work in good faith to resolve any disagreements with, and mutually agree on, revisions to the Proposed 2026 Budget. Notwithstanding the foregoing, Company and Parent agree that if Company and Parent are unable to reach agreement on the Proposed 2026 Budget, prior to the Second Merger Effective Time, Company and the Company Subsidiaries shall make capital expenditures with respect to the Managed Properties in an amount not to exceed $2,550,000 in the first calendar quarter of 2026 and not to exceed $5,325,000 in the second calendar quarter of 2026, provided that any unused funds originally budgeted for prior calendar quarters, including the fourth calendar quarter of 2025, may be used in subsequent quarters. With respect to the NNN Properties, Company shall process tenant capital expenditure reimbursement requests consistent with the applicable Company Real Property Leases and prior practice. Company shall obtain Parent’s prior written consent in the event of any capital expenditures made or permitted to be made on an operator by operator basis in excess of the capital expenditures plan in the approved 2026 Budget, other than any de minimis amount.

(b) Operator Budgets. Company shall consult with Parent in good faith in respect of the 2026 fiscal year operator level budgets.

(c) For the avoidance of doubt, Company shall have the ability to make emergency repairs and capital expenditures required by Law, as provided for in Section 7.1(b)(xxii), and such expenditures shall not be deemed a breach of this Agreement.

Section 8.22 Financing.

(a) Parent, Holdco and SNDA Merger Sub shall, and shall cause each of its Affiliates to, use its commercially reasonable efforts to consummate the transactions contemplated by the Investment Agreements and the Permitted Debt Commitments at or prior to the First Merger Effective Time on the terms described in, and subject only to the conditions expressly set forth in, the Investment Agreements and Debt Commitment Letter delivered to Company on or prior to the date hereof, including using its commercially reasonable efforts to maintain in full force and effect the Investment Agreements and the Permitted Debt Commitments. Without limiting the generality of the foregoing, in the event that all conditions contained in the Investment Agreements and the Debt Commitment Letter have been satisfied (or upon funding will be satisfied), Parent shall, and shall cause the Investors and the Debt Financing Parties to, fund at, prior to or concurrently with the First Merger Effective Time, the equity or debt financing proceeds set forth therein, as applicable. Parent shall use its commercially reasonable efforts to comply with its obligations, and enforce its rights, under the Investment Agreements and the Permitted Debt Commitments in a timely and diligent manner. Parent shall not, without the prior written consent of Company, (i) permit any amendment, assignment, supplement or other modification to, or any waiver of any provision or remedy under, restate, substitute or replace, the Investment Agreements or the Debt Commitment Letter (including with one or more Permitted Debt Commitments) if such amendment, assignment, supplement, modification, waiver, restatement, substitution or replacement would reasonably be expected to (A) adversely impact the ability of Parent to enforce its rights against the Investors or Debt Financing Parties in any respect as so amended, assigned, replaced, restated, substituted, supplemented or otherwise modified, relative to the ability of Parent to enforce its rights against such party as in effect on the date hereof, (B) add new (or expand, amend, or otherwise modify any existing) conditions to the receipt of the proceeds thereof or otherwise adversely affect (including with respect to timing) the ability or likelihood of Parent, Holdco, and SNDA Merger Sub to timely consummate the Equity Purchase or the Second Merger or any of the other Transactions (as applicable) in accordance with this Agreement, (C) make the timely funding of the equity or debt proceeds thereof or satisfaction of the conditions to obtaining the equity or debt proceeds less likely to occur, (D) reduce the amount of the equity proceeds of the Investment Agreements, (E) reduce the amount of the equity proceeds of the Investment Agreements and the debt proceeds of the Permitted Debt Commitments to an aggregate amount below the amount necessary to consummate the Transactions, or (F) prevent, impede, impair or delay the consummation of the Transactions or obtaining the equity or debt proceeds in an amount necessary to consummate the Second Merger, (ii) terminate the Investment Agreements or Debt Commitment Letter, (iii) take or fail to take any action or enter into any transaction that would reasonably be expected to impede, impair, delay or prevent the timely consummation of the equity financing contemplated by the Investment Agreements or the debt financing contemplated by the Permitted Debt Commitments, or (iv) adversely affect the ability of Parent to enforce its rights against the Investors or Debt Financing Parties.

(b) In the event that (i) any of the Investment Agreements are terminated for any reason, (ii) any Investor fails to fully fund its committed portion of the Equity Financing pursuant to the Investment Agreements, or (iii) the Equity Financing otherwise fails to be funded in full in accordance with the timelines specified herein (each, a “Financing Failure”), Parent shall use its best efforts to obtain, as promptly as practicable following such Financing Failure, alternative equity financing (the “Alternative Equity Financing”) on terms no less favorable in all material respects to Parent and its Affiliates and its stockholders, including the Holders from and after the First Merger Effective Time, than those set forth in the Investment Agreements, with the proceeds of such Alternative Equity Financing to be not less than $110,000,017.12; provided, if Parent is required to obtain Alternative Equity Financing, it shall obtain Company’s prior written consent (such consent not to be unreasonably, withheld, conditioned or delayed) to the Alternative Equity Financing and terms thereof; provided, further, that any reallocation of the amount of the Equity Financing among the Investors shall not require Company’s consent.

Section 8.23 Certain Tax Matters.

(a) Parent and Company hereby agree that:

(i) Parent will pay the total purchase price to Company for all of its assets and liabilities as (x) newly issued shares of Parent Common Stock, in the form of Aggregate Stock Consideration, representing approximately the Merger One Percentage of the total net purchase price, in exchange for the Merger One Percentage minus 0.5% of the issued and outstanding operating partnership units in the Operating Partnership, 50% of the membership interest of CHP GP, and the Merger One Percentage of the stock of CHP TRS, and (y) cash, in the form of Aggregate Cash Consideration, representing approximately the Merger One Remaining Percentage of the total net purchase price, in exchange for the Merger One Remaining Percentage minus 0.5% of the issued and outstanding operating partnership units in the Operating Partnership, 50% of the membership interest of CHP GP, and the Merger One Remaining Percentage of the stock of CHP TRS.

(ii) (A) The Merger One Percentage of each share of Company Common Stock issued and outstanding immediately prior to the First Merger Effective Time will be exchanged by the Holders with Company for a proportionate amount of the Aggregate Stock Consideration, and (B) each Remaining Share Interest issued and outstanding immediately prior to the First Merger Effective Time will be exchanged by the Holders with Company for a proportionate amount of the Aggregate Cash Consideration. Such exchanges are intended to constitute a complete liquidation of Company under Section 331 of the Code for U.S. federal income tax purposes.

(iii) Parent and Company have agreed to utilize the closing price on the First Closing Date (the “Share Pricing Methodology”) as the fair market value of a share of Parent Common Stock on the First Closing Date for purposes of (A) determining the total purchase price paid by Parent to Company in exchange for Company’s assets and liabilities, and (B) reporting the U.S. federal and state income tax consequences of both Parent’s purchase of Company’s assets and liabilities for the Aggregate Cash Consideration and Aggregate Stock Consideration, and Company’s distribution of the Aggregate Cash Consideration and Aggregate Stock Consideration to its stockholders in complete liquidation.

(iv) The Share Pricing Methodology constitutes a generally acceptable valuation methodology for determining the total fair market value of Parent Common Stock that constitute the Aggregate Stock Consideration at all times on the First Closing Date. The sum of the Aggregate Cash Consideration and Aggregate Stock Consideration (valued according to the Share Pricing Methodology) equals the sum of the values of the Operating Partnership and CHP TRS on the First Closing Date. None of the value of the Operating Partnership on the First Closing Date and Second Closing Date is attributed to goodwill, going concern value, or other intangible assets listed in Section 197 of the Code that is held directly or indirectly held by the Operating Partnership, other than any goodwill (or other intangible assets) that derives its value from real property or an interest in real property, is inseparable from that real property or interest in real property, and does not produce or contribute to the production of income other than consideration for the use or occupancy of space.

(b) The Parties shall not take, and shall not permit their respective subsidiaries or affiliates to take, any position on any Tax Return or in any tax audit or examination before any governmental authority that is contrary to the U.S. federal income tax consequences of the transactions described above, unless such position is necessitated by a final determination within the meaning of Section 1313(a) of the Code (or any comparable provision of state, local, or non-U.S. law). The Parties agree to treat and report any adjustment to the value of the Aggregate Cash Consideration and Aggregate Stock Consideration received as an adjustment to the total purchase price.

Section 8.24 Credit Enhancement on Termination Fee. Each of Parent and Company hereby covenants and agrees that, from and after the date of this Agreement and until any obligation of such Party to pay the Parent Termination Fee or Company Termination Fee, as applicable, pursuant to Article 10 has been fully satisfied, such

Party shall (a) cause its respective Letter of Credit to remain in full force and effect and (b) maintain (i) availability under the credit facility pursuant to which its respective Letter of Credit was issued and/or (ii) unrestricted cash and/or cash equivalents on its balance sheet, in each case in an amount sufficient to fund that portion of the Parent Termination Fee or Company Termination Fee, as applicable, that is not covered by its respective Letter of Credit. Each of Parent and Company shall take all actions necessary to ensure that such funds are available for immediate payment of the Parent Termination Fee or Company Termination Fee, as applicable, if and when necessary, in accordance with the terms of this Agreement, and, without limitation of the foregoing, each of Parent and Company agrees that it will not make a demand on the other party’s Letter of Credit unless (A) Parent and Company agree in writing that the Company Termination Fee or Parent Termination Fee, as applicable, is payable pursuant to Section 10.3, or (B) there is a final, non-appealable order from a court of competent jurisdiction to the effect that the Company Termination Fee or Parent Termination Fee, as applicable, is payable pursuant to Section 10.3.

Article 9

CONDITIONS

Section 9.1 Conditions to Each Party’s Obligations. The respective obligations of the Parties to this Agreement to effect the Equity Purchase and to consummate the other Transactions are subject to the satisfaction or (to the extent permitted by Law) waiver by each of the Parties, at or prior to the Equity Purchase Closing, of the following conditions:

(a) Company Stockholder Approval. The Company Stockholder Approval shall have been obtained in accordance with applicable Law and the Company Charter.

(b) Parent Stockholder Approval. The Parent Stockholder Approval shall have been obtained in accordance with applicable NYSE rules and the Parent Charter.

(c) No Injunctions or Restraints. No temporary restraining order, preliminary or permanent injunction or other Order issued by any Governmental Authority of competent jurisdiction prohibiting or restraining consummation of the Transactions or any other transaction contemplated hereby shall be in effect, and no Law shall have been enacted, entered or promulgated by any Governmental Authority of competent jurisdiction after the date hereof that, in any case, prevents or makes illegal the consummation of the Transactions.

(d) NYSE Listing. The shares of Parent Common Stock that shall be issuable pursuant to this Agreement shall have been authorized for listing on the NYSE, subject to official notice of issuance.

(e) Registration Statement. The Registration Statement shall have become effective under the Securities Act, no stop order suspending the effectiveness of the Registration Statement shall have been issued, and no proceedings for that purpose shall have been initiated or threatened by the SEC and not withdrawn.

Section 9.2 Conditions to Obligations of Parent, Holdco and SNDA Merger Sub. The obligations of Parent, Holdco and SNDA Merger Sub to effect the Equity Purchase and to consummate the other Transactions are subject to the satisfaction or (to the extent permitted by Law) waiver by Parent, at or prior to the Equity Purchase Closing of the following additional conditions (other than the condition set forth in Section 9.2(g)(ii)):

(a) Representations and Warranties. (i) The representations and warranties set forth in Section 5.1(a) and Section 5.1(b) (Organization and Qualification; Subsidiaries), Section 5.2(b) (Capital Structure), Section 5.3 (Authority), Section 5.20 (Opinion of Financial Advisor), Section 5.21 (Approval Required), Section 5.22 (Brokers), and Section 5.24 (Takeover Statutes) shall be true and correct in all material respects as of the date of this Agreement and as of the Equity Purchase Closing, as though made as of the Equity Purchase Closing, (ii) the representations and warranties set forth in Section 5.7(b) (Absence of Certain Changes or Events) shall be true and correct in all respects as of the date of this Agreement and as of the Equity Purchase Closing, as though made as of the Equity Purchase Closing, (iii) the representations and warranties set forth in Section 5.2(a) (Capital Structure) shall be true and correct in all but de minimis respects as of the date of this Agreement and as of the Equity Purchase Closing, as though made as of the Equity Purchase Closing, and (iv) each of the other representations and warranties of Company and CNL Merger Sub contained in Article 5 shall be true and correct as of the date of this Agreement and as of the Equity Purchase Closing, as though made as of the Equity Purchase Closing, except (A) in each case, representations and warranties that are made as of a specific date shall be true and correct only on and as of such date, and (B) in the case of clause (iv), where the failure of such representations or warranties to be true and correct (without giving effect to any “material”, “Company Material Adverse Effect”, or similar qualifications set forth in such representations and warranties) does not have, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) Performance of Covenants and Obligations of Company. Company shall have performed in all material respects all obligations, and complied in all material respects with all agreements and covenants, required to be performed by them under this Agreement at or prior to the Equity Purchase Closing.

(c) Company Material Adverse Effect. Since the date of this Agreement, there shall not have been any Event that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(d) Regulatory Approval. All Regulatory Approvals set forth in Section 9.2(d) of the Parent Disclosure Letter shall have been received or the applicable waiting period shall have expired.

(e) Transition Services Agreement. As of the Equity Purchase Closing, CNL Advisor shall not have terminated the Transition Services Agreement.

(f) Delivery of Certificates. Company shall have delivered to Parent a certificate, signed by Company’s chief executive officer on behalf of Company, certifying that the conditions set forth in Section 9.2(a), Section 9.2(b), and Section 9.2(c) have been satisfied effective as of the Equity Purchase Closing.

(g) Opinion Relating to REIT Qualification of Company. (i) Company shall have delivered into escrow the written opinion of the accounting firm set forth on Section 9.2(g) of the Company Disclosure Letter, another Big Four accounting firm, or a law firm (the “Opinion Giver”), in the form set forth in Section 9.2(g) of the Company Disclosure Letter, at a “should” level of comfort (or a “will” level of comfort if from a law firm), dated as of the Second Closing Date, on which it is anticipated that SNDA Merger Sub will be entitled to rely as the successor to Company by operation of law subject to the terms and conditions of the Opinion Giver’s engagement letter with Company, to the effect that Company has been organized and has operated in conformity with the requirements for qualification and taxation as a REIT under the Code for each of its taxable years beginning with its taxable year ending December 31, 2020 through its taxable year ending December 31, 2025 and the Company’s organization and current and proposed method of operation will enable it to continue to qualify for taxation as a REIT for its taxable year ending with the Second Closing Date (which opinion shall be based on the representations letter described in Section 8.19), and (ii) such written opinion shall be released from escrow before the Second Merger Effective Time following confirmation from the Opinion Giver.

(h) Plan of Liquidation. Company shall have delivered to Parent an executed Plan of Liquidation as described in Section 2.1(c).

Section 9.3 Conditions to Obligations of Company and CNL Merger Sub. The obligations of Company and CNL Merger Sub to effect the Equity Purchase and to consummate the other Transactions are subject to the satisfaction or (to the extent permitted by Law) waiver by Company, at or prior to the Equity Purchase Closing of the following additional conditions:

(a) Representations and Warranties. (i) The representations and warranties set forth in Section 6.1(a) and Section 6.1(b) (Organization and Qualification; Subsidiaries), Section 6.2(b) (Capital Structure), Section 6.3 (Authority), Section 6.19 (Approval Required), Section 6.20 (Brokers), and Section 6.21 (Available Funds) shall be true and correct in all material respects as of the date of this Agreement and as of the Equity Purchase Closing, as though made as of the Equity Purchase Closing, (ii) the representations and warranties set forth in Section 6.7(b) (Absence Certain Changes) shall be true and correct in all respects as of the date of this Agreement and as of the Equity Purchase Closing, as though made as of the Equity Purchase Closing, (iii) the representations and warranties set forth in Section 6.2(a) (Capital Structure) shall be true and correct in all but de minimis respects as of the date of this Agreement and as of the Equity Purchase Closing, as though made as of the Equity Purchase Closing, and (iv) each of the other representations and warranties of Parent contained in this Agreement shall be true and correct as of the date of this Agreement and as of the Equity Purchase Closing, as though made as of the Equity Purchase Closing, except (A) in each case, representations and warranties that are made as of a specific date shall be true and correct only on and as of such date, and (B) in the case of clause (iv), where the failure of such representations or warranties to be true and correct (without giving effect to any “material”, “Parent Material Adverse Effect”, or similar qualifications set forth therein) does not have, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b) Performance of Covenants or Obligations of Parent. Parent shall have performed in all material respects all obligations, and complied in all material respects with all agreements and covenants, required to be performed by it under this Agreement at or prior to the Equity Purchase Closing.

(c) Parent Material Adverse Effect. Since the date of this Agreement, there shall not have been any Event that has had or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(d) Delivery of Certificates. Parent shall have delivered to Company a certificate, signed by an authorized signatory of Parent on behalf of Parent, Holdco and SNDA Merger Sub, certifying that the conditions set forth in Section 9.3(a), Section 9.3(b) and Section 9.3(c) have been satisfied effective as of the Equity Purchase Closing.

(e) Director and Officer Insurance. Either Company shall have in place extended reporting period coverage or a “tail” policy or Parent shall have furnished Company with evidence reasonably satisfactory to Company of the directors’ and officers’ liability insurance required under Section 8.5(c).

(f) Delivery of Evidence of Equity Financing. The Equity Financing contemplated by the Investment Agreements, or the Alternative Equity Financing, shall have been funded at or before the consummation of the Equity Purchase Closing, consistent with the terms of the Investment Agreements or the terms provided in the agreements entered into in connection with the Alternative Equity Financing as consented to by Company (such consent not to be unreasonably withheld, conditioned or delayed), as applicable, in accordance with Section 8.22(b).

(g) Parent Board. The Parent Board shall include two directors designated by Company, consisting of (i) Stephen H. Mauldin and (ii) one additional individual designated by Company and approved by Parent Board’s Nominating and Governance Committee, in its reasonable discretion in accordance with Section 8.17.

Article 10

TERMINATION AND FEES

Section 10.1 Termination. This Agreement may be terminated and the Transactions may be abandoned at any time prior to the Equity Purchase Closing, notwithstanding the receipt of the Company Stockholder Approval or the Parent Stockholder Approval (except as otherwise specified in this Section 10.1) (it being agreed and understood that this Agreement may not be terminated following the occurrence of the Equity Purchase Closing except pursuant to Section 10.1(a)):

(a) by mutual written consent of each of Parent and Company;

(b) by either Parent or Company:

(i) if the Equity Purchase Closing shall not have been consummated on or before May 29, 2026 (the “Outside Date”); provided, that the right to terminate this Agreement pursuant to this Section 10.1(b)(i) shall not be available to any Party if the failure of such Party to comply with any provision of this Agreement shall have been the principal cause of, or principally resulted in, the failure of the Equity Purchase Closing to be consummated by the Outside Date (it being understood that a failure to comply with this Agreement by Holdco or SNDA Merger Sub shall be deemed a failure to comply by Parent for all purposes of this Agreement);

(ii) if (A) any Governmental Authority of competent jurisdiction shall have issued an Order or taken any other action permanently restraining or otherwise permanently prohibiting the Equity Purchase, the First Merger, or the Second Merger, and such Order or other action shall have become final and non-appealable, or (B) any Law applicable to the Equity Purchase, the First Merger, or the Second Merger will have been enacted or entered after the date hereof that prohibits, makes illegal or enjoins the consummation of the Equity Purchase, the First Merger, or the Second Merger (as applicable); provided, that, with respect to the foregoing clauses (A) and (B), the right to terminate this Agreement under this Section 10.1(b)(ii) shall not be available to a Party if such Party has failed to comply in all material respects with the obligations set forth in Section 8.6 or if the failure of such Party to comply with any provision of this Agreement shall have been the principal cause of, or principally resulted in, the issuance of such final, non-appealable Order or taking of such other action by such Governmental Authority (it being understood that a failure to comply with this Agreement by Holdco or SNDA Merger Sub shall be deemed to be a failure to comply by Parent for all purposes of this Agreement);

(iii) if the Company Stockholder Approval shall not have been obtained at the Company Stockholders’ Meeting or at any adjournment or postponement thereof at which a vote on the approval of the Equity Purchase, the First Merger, and the Second Merger and the other Transactions was taken; provided, that the right to terminate this Agreement under this Section 10.1(b)(iii) shall not be available to any Party where the failure to obtain the Company Stockholder Approval is principally caused by, or principally resulted from, any action or failure to act that constitutes a material breach of this Agreement; or

(iv) if the Parent Stockholder Approval shall not have been obtained at the Parent Stockholders’ Meeting duly convened therefor or at any adjournment or postponement thereof at which a vote on the Stock Issuance and Parent Charter Amendment was taken; provided, that the right to terminate this Agreement under this Section 10.1(b)(iv) shall not be available to any Party where the failure to obtain the Parent Stockholder Approval is principally caused by, or principally resulted from, any action or failure to act that constitutes a material breach of this Agreement;

(c) by Parent:

(i) if Company shall have breached, violated or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement, which breach, violation or failure to perform, either individually or in the aggregate, (A) would result in the failure of any of the conditions set forth in

Section 9.2(a) or Section 9.2(b) (a “Company Terminating Breach”), and (B) such Company Terminating Breach has not been waived by Parent and either cannot be cured or, if capable of cure, is not cured by the earlier of (1) 45 days after written notice of such Company Terminating Breach is delivered by Parent to Company and (2) two Business Days prior to the Outside Date; provided, that Parent shall not have the right to terminate this Agreement pursuant to this Section 10.1(c)(i) if a Parent Terminating Breach shall have occurred and be continuing at the time Parent delivers notice of its election to terminate this Agreement pursuant to this Section 10.1(c)(i);

(ii) if, prior to obtaining the Company Stockholder Approval, (A) the Company Board shall have effected an Adverse Recommendation Change, (B) Company shall have failed to publicly recommend against any tender offer or exchange offer subject to Regulation 14D under the Exchange Act that constitutes a Company Acquisition Proposal (including, for these purposes, by taking no position with respect to the acceptance of such tender offer or exchange offer by the Holders) within ten Business Days after the commencement of such tender offer or exchange offer, or (C) the Company Board shall have failed to publicly reaffirm the Company Board Recommendation within ten Business Days after the date a Company Acquisition Proposal shall have been publicly announced (or if the Company Stockholder Meeting is scheduled to be held within ten days from the date a Company Acquisition Proposal is publicly announced, promptly and in any event prior to the date on which the Company Stockholder Meeting is scheduled to be held), it being understood that the Company Board will have no obligation to take such actions on more than one occasion in respect of any specific Company Acquisition Proposal (unless such Company Acquisition Proposal has been publicly materially modified, in which case the Company Board shall take such action within ten Business Days after the date such material modification is made public, it being understand that the Company Board will have no obligation to take such actions on more than one occasion in respect of any specific material modification); or

(iii) (A) if all of the conditions to Equity Purchase Closing set forth in Section 9.1 and Section 9.3 have been, and continue to be, satisfied or waived (other than those conditions that by their terms are to be satisfied at the Equity Purchase Closing (but subject to such conditions being capable of being satisfied or waived at the Equity Purchase Closing)) as of the date the Equity Purchase Closing should have occurred pursuant to Section 2.2, (B) Parent has irrevocably confirmed in writing that Parent stands ready, willing and able to consummate the Equity Purchase, the First Merger, and the Second Merger and will consummate the Equity Purchase, the First Merger, and the Second Merger if the Equity Purchase Closing occurs, and (C) Company has failed to consummate the Transactions within three Business Days following the later of (x) the date by which the Equity Purchase Closing is required to have occurred pursuant to Section 2.2, and (y) receipt of written notice from Parent in accordance with clause (B) above.

(d) by Company:

(i) if Parent shall have breached, violated or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement, which breach, violation or failure to perform, either individually or in the aggregate, (A) would result in the failure of any of the conditions set forth in Section 9.3(a) or Section 9.3(b) (a “Parent Terminating Breach”), and (B) such Parent Terminating Breach has not been waived by Company and either cannot be cured or, if capable of cure, is not cured by the earlier of (1) 45 days after written notice of such Company Terminating Breach is delivered by Company to Parent and (2) two Business Days prior to the Outside Date; provided that Company shall not have the right to terminate this Agreement pursuant to this Section 10.1(d)(i) if a Company Terminating Breach shall have occurred and be continuing at the time Company delivers notice of its election to terminate this Agreement pursuant to this Section 10.1(d)(i);

(ii) if, prior to obtaining the Company Stockholder Approval, the Company Board has approved, and concurrently with the termination hereunder, Company enters into a definitive agreement providing for the implementation of a Company Superior Proposal; provided, that Company shall have (A) complied in all material respects with its obligations under Section 8.3 and (B) previously or concurrently paid the Company Termination Fee in accordance with Section 10.3(b);

(iii) if, prior to obtaining the Parent Stockholder Approval, the Parent Board shall have withdrawn the Parent Board Recommendation or resolved to no longer make the Parent Board Recommendation or the Joint Proxy Statement/Prospectus shall fail to contain the Parent Board Recommendation; or

(iv) (A) if all of the conditions to Equity Purchase Closing set forth in Section 9.1 and Section 9.2 have been, and continue to be, satisfied or waived (other than those conditions that by their terms are to be satisfied at the Equity Purchase Closing (but subject to such conditions being capable of being satisfied or waived at the Equity Purchase Closing)) as of the date the Equity Purchase Closing should have occurred pursuant to Section 2.2, (B) Company has irrevocably confirmed in writing that Company stands ready, willing and able to consummate the Equity Purchase, the First Merger, and the Second Merger and will consummate the Equity Purchase, the First Merger, and the Second Merger if the Equity Purchase Closing occurs, and (C) Parent has failed to consummate the Equity Purchase within three Business Days following the later of (x) the date by which the Equity Purchase Closing is required to have occurred pursuant to Section 2.2, and (y) receipt of written notice from Company in accordance with clause (B) above.

Section 10.2 Notice of Termination; Effect of Termination. In the event of a valid termination of this Agreement as provided in Section 10.1, written notice thereof shall be given to the other Party (other than in the event of a termination pursuant to Section 10.1(a)), specifying the provisions hereof pursuant to which such termination is made and describing the basis therefor in reasonable detail, and this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of Parent or Company, except that the Company Confidentiality Agreement and the Parent Confidentiality Agreement and the provisions of Section 8.2(b) (Confidentiality), Section 8.4 (Public Announcements), Section 8.15(e) (Debt Cooperation), this Section 10.2, Section 10.3 (Fees and Expenses), and Article 11 (General Provisions) and the definitions of all defined terms appearing in such sections, shall survive such termination of this Agreement; provided, that, subject to Section 10.3(e) and Section 10.4, no such termination shall relieve any Party from any liability or damages resulting from any fraud in connection with this Agreement or any willful and material breach of any of its covenants or agreements set forth in this Agreement prior to such termination of this Agreement. For purposes of this Agreement, (a) “fraud” means actual and intentional common law fraud under Maryland law and (b) “willful and material breach” means a deliberate action taken by the breaching Party or a deliberate failure to act by the breaching Party that it is required to take under this Agreement that the breaching Party actually knows would, or would reasonably be expected to, be or cause a material breach of this Agreement; provided, that, notwithstanding the foregoing, the failure of a Party to consummate the Equity Purchase, the First Merger, or the Second Merger when all of the relevant conditions to the Equity Purchase, the First Merger, or the Second Merger, as applicable, set forth in Article 9 have been satisfied or waived and such Party is obligated to effectuate the Equity Purchase, the First Merger, or the Second Merger, as applicable, pursuant to Section 2.2 will constitute a willful and material breach.

Section 10.3 Fees and Expenses.

(a) Except as otherwise provided in this Section 10.3, all fees and expenses incurred in connection with this Agreement and the Transactions shall be paid by the Party incurring such fees or expenses, whether or not the Transactions are consummated.

(b) In the event that:

(i) (A)(1) this Agreement is terminated by either Company or Parent pursuant to Section 10.1(b)(i) or Parent pursuant to Section 10.1(c)(i), and after the date hereof and prior to such termination, a Company Acquisition Proposal (which, for all purposes of this Section 10.3(b)(i), the percentages of “15%” and “85%” included in the definition of “Company Acquisition Proposal” shall be replaced with “50%”) has been publicly announced or otherwise publicly communicated to the Company Board and has not been publicly withdrawn prior to such termination or (2) this Agreement is terminated by Company or Parent pursuant to Section 10.1(b)(iii), and prior to the Company Stockholders’ Meeting, a Company Acquisition Proposal has been publicly announced or otherwise publicly communicated to the Holders and has not been publicly withdrawn at least five Business Days prior to the Company Stockholders’ Meeting, and (B) prior to the date that is 12 months after the date of such termination, a transaction in respect of a Company Acquisition Proposal is consummated or Company enters into an Alternative Acquisition Agreement that is later consummated;

(ii) this Agreement is terminated by Parent pursuant to Section 10.1(c)(ii);

(iii) this Agreement is terminated by Company pursuant to Section 10.1(d)(ii); or

(iv) this Agreement is terminated by Parent pursuant to Section 10.1(c)(i) or Section 10.1(c)(iii);

then, in any such event, Company shall pay to Parent the Company Termination Fee minus, if previously paid pursuant to Section 10.3(c), the Expense Amount, it being understood that in no event shall Company be required to pay the Company Termination Fee on more than one occasion. Payment of the Company Termination Fee shall be made by wire transfer of same day funds to the account or accounts designated by Parent (x) at the time of consummation of any transaction contemplated by a Company Acquisition Proposal, in the case of a Company Termination Fee payable pursuant to Section 10.3(b)(i), (y) as promptly as reasonably practicable after termination (and, in any event, within two Business Days thereof), in the case of a Company Termination Fee payable pursuant to Section 10.3(b)(ii) or Section 10.3(b)(iv), and (z) prior to or concurrently with such termination, in the case of a Company Termination Fee payable pursuant to Section 10.3(b)(iii).

(c) If this Agreement is terminated by Parent pursuant to Section 10.1(b)(iii), then Company shall pay, or cause to be paid, to Parent the Expense Amount, it being understood that in no event shall Company be required to pay the Expense Amount on more than one occasion. Payment of the Expense Amount shall be made by wire transfer of same day funds to an account designated by Parent, within two Business Days after the date of such termination.

(d) If this Agreement is terminated by Parent or Company pursuant to Section 10.1(b)(iv) or by Company pursuant to Section 10.1(d)(i), Section 10.1(d)(iii) or Section 10.1(d)(iv), then Parent shall pay, or cause to be paid, to Company the Parent Termination Fee, it being understood that in no event shall Parent be required to pay the Parent Termination Fee on more than one occasion. Payment of the Parent Termination Fee shall be made by wire transfer of same day funds to the account or accounts designated by Company, within two Business Days after the date of such termination.

(e) Each of Company and Parent acknowledges that the agreements contained in this Section 10.3 are an integral part of the Transactions, and that, without these agreements, the other Party would not enter into this Agreement and that none of the Company Termination Fee, the Expense Amount or the Parent Termination Fee is a penalty, but rather is liquidated damages in a reasonable amount that will compensate Parent, Holdco and SNDA Merger Sub, or Company and CNL Merger Sub, respectively, in the circumstances in which the Company Termination Fee, the Expense Amount or the Parent Termination Fee, as the case may be, is payable for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Transactions, which amount would otherwise be impossible to calculate with precision. The (i) full payment of the Company Termination Fee pursuant to Section 10.3(b) under circumstances where a Company Termination Fee was payable, or full payment of the Expense Amount pursuant to Section 10.3(c) under circumstances where the Expense Amount was payable, or (ii) full payment of the Parent Termination Fee pursuant to Section 10.3(d) under circumstances where a Parent Termination Fee was payable, as the case may be, shall be the sole and exclusive remedy for any and all losses or damages suffered by Parent, Holdco, SNDA Merger Sub, Company, CNL Merger Sub, the Holders, the Debt Financing Parties, or any of their respective Affiliates or Representatives in connection with this Agreement (and the termination hereof), the Transactions (and the abandonment thereof) or any matter forming the basis for such termination (subject, in the case of the Expense Amount, to any Company Termination Fee that may become payable pursuant to Section 10.3(b)(i)). If Company fails promptly to pay any amounts due pursuant to Section 10.3(b) or Section 10.3(c), as applicable, and, in order to obtain such payment, Parent commences a suit that results in a judgment against Company for the amounts set forth in Section 10.3(b) or Section 10.3(c), as applicable, Company shall pay to Parent its reasonable costs and expenses (including reasonable attorneys’ fees and expenses) in connection with such suit, together with interest on the amounts set forth in Section 10.3(b) or Section 10.3(c), as applicable, from the date of termination of this Agreement until the date such payment is actually made at a rate per annum equal to the prime lending rate as published in the Wall Street Journal in effect on the date such payment was required to be made. If Parent fails promptly to pay any amounts due pursuant to Section 10.3(d) and, in order to obtain such payment, Company commences a suit that results in a judgment against Parent for the amounts set forth in Section 10.3(d), Parent shall pay to Company its reasonable costs and expenses (including reasonable attorneys’ fees and expenses) in connection with such suit, together with interest on the amounts set forth in Section 10.3(d) from the date of termination of this Agreement until the date such payment is actually made at a rate per annum equal to the prime lending rate as published in the Wall Street Journal in effect on the date such payment was required to be made.

(f) If Parent is required to pay Company the Parent Termination Fee, such Parent Termination Fee shall be paid into escrow on the date such payment is required to be paid by Parent pursuant to this Agreement by wire transfer of immediately available funds to an escrow account designated in accordance with Section 10.3(g). The amount payable out of such escrow account to Company in any tax year of Company shall not exceed the sum of (i) the maximum amount that can be paid to Company without causing Company to fail to meet the requirements of Sections 856(c)(2) and (3) of the Code for the relevant tax year, determined as if the payment of such amount did not constitute income described in Sections 856(c)(2) or 856(c)(3) of the Code (such amount, the “Qualifying Income”), and Company has income from unknown sources during such year in an amount equal to 1% of its gross income that is not Qualifying Income (in addition to any known or anticipated income that is not Qualifying Income), in each case as determined by Company’s independent accountants, plus (ii) in the event Company receives either (x) a letter from Company counsel indicating that Company has received a ruling from the IRS as described in Section 10.3(g) or (y) an opinion from its outside counsel as described in Section 10.3(g), an amount equal to the Parent Termination Fee minus the amount payable under clause (i) above.

(g) At or prior the time Parent is required to pay the Parent Termination Fee, Parent shall deposit into escrow by wire transfer of immediately available funds an amount in cash equal to the Parent Termination Fee with an escrow agent selected by Parent that is reasonably satisfactory to Company and on such terms (subject to this Section 10.3(g)) as shall be mutually agreed on by Company, Parent and the escrow agent. The escrow agreement shall provide that Parent shall bear all costs and expenses under the escrow agreement. The escrow agreement shall provide that the Parent Termination Fee held in escrow or any portion thereof shall not be released to Company unless the escrow agent receives any one or a combination of the following: (i) a letter from Company indicating the maximum amount that can be paid by the escrow agent to Company without causing Company to fail to meet the requirements of Sections 856(c)(2) and (3) of the Code determined as if the payment of such amount did not constitute Qualifying Income and Company has income from unknown sources during such year in an amount equal to 1% of its gross income that is not Qualifying Income (in addition to any known or anticipated income that is not Qualifying Income) which letter will indicate Company has received confirmation of such maximum amount from its independent accountants or a subsequent letter from Company (based on confirmation from Company’s accountants) revising that amount, in which case the escrow agent shall promptly release such amount to Company, or (ii) a letter from Company counsel indicating that (A) Company received a ruling from the IRS holding that the receipt by Company of the Parent Termination Fee would either constitute Qualifying Income or would be excluded from gross income within the meaning of Sections 856(c)(2) and (3) of the Code or (B) Company’s outside counsel has rendered a legal opinion to the effect that the receipt by Company of the Parent Termination Fee should either constitute Qualifying Income or should be excluded from gross income within the meaning of Sections 856(c)(2) and (3) of the Code, in which case the escrow agent shall promptly release to Company the then remaining amount of the Parent Termination Fee held in escrow. Parent agrees to amend this Section 10.3(g) at the reasonable request of Company in order to (x) maximize the portion of the Parent Termination Fee that may be paid to Company hereunder without causing Company to fail to meet the requirements of Sections 856(c)(2) and (3) of the Code, (y) improve Company’s chances of securing a favorable ruling described in this Section 10.3(g) or (z) assist Company in obtaining a favorable legal opinion from its outside counsel as described in this Section 10.3(g). Any amount of the Parent Termination Fee that remains held in escrow as of the end of any taxable year shall be paid as soon as possible during the following taxable year, subject to the foregoing limitations of this Section 10.3(g), provided, however, that the obligation of Parent to pay the unpaid portion of the Parent Termination Fee shall terminate on the December 31 following the date that is six years from the date of this Agreement. Amounts remaining in escrow after the obligation of Parent to pay the Parent Termination Fee terminates shall be released to Parent.

Section 10.4 Sole and Exclusive Remedy. Under no circumstances (other than with respect to fraud in connection with this Agreement, breach by Parent of any material term in the Company Confidentiality Agreement, or breach by Company of any material term in the Parent Confidentiality Agreement) will the collective monetary damages, including any termination fees, payable by (a)(i) the Parent, Holdco, SNDA Merger Sub, and their respective Affiliates; or (ii) the former, current and future holders of any equity, controlling persons, directors, officers, employees, agents, attorneys, financing sources, members, managers, general or limited partners, stockholders and assignees of any of Parent, Holdco, SNDA Merger Sub, or any of their Affiliates (the Persons in clauses (a)(i) and (a)(ii) collectively, the “Parent Related Parties”), on the one hand, or (b)(i) Company, CNL Merger Sub, and their respective Affiliates; or (ii) the former, current and future holders of any equity (including the Holders), controlling persons, directors, officers, employees, agents, attorneys, financing sources, members, managers, general or limited partners, stockholders and assignees of any of Company, CNL Merger Sub, or any of their respective Affiliates (the Persons in clauses (b)(i) and (b)(ii) collectively, the “Company Related Parties”), on the other hand, for breaches under this Agreement exceed an amount in the aggregate equal to the Parent Termination Fee for all such breaches (the “Parent Liability Limitation”) or the Company Termination Fee for all such breaches (the “Company Liability Limitation”), respectively. In no event (other than with respect to fraud in connection with this Agreement, breach by Parent of any material term in the Company Confidentiality Agreement, or breach by Company of any material term in the Parent Confidentiality Agreement) will any of the Company Related Parties or the Parent Related Parties seek or obtain, nor will they permit any of their Representatives or any other Person acting on their behalf to seek or obtain, nor will any Person be entitled to seek or obtain, any monetary recovery or monetary award in excess of the Parent Liability Limitation against the Parent Related Parties or the Company Liability Limitation against the Company Related Parties, respectively, and in no event (other than with respect to fraud in connection with this Agreement) will any Company Related Parties or Parent Related Parties be entitled to seek or obtain any monetary damages of any kind, including consequential, special, indirect or punitive damages, in excess of the Parent Liability Limitation against the Parent Related Parties or the Company Liability Limitation against the Company Related Parties, respectively, for, or with respect to, this Agreement, the other agreements contemplated hereby, or the Transactions, or the termination of this Agreement, the failure to consummate the Transactions or any claims or actions under applicable Law arising out of any such breach, termination or failure. No Debt Financing Party shall be subject to any special, indirect, consequential or punitive damages.

Article 11

GENERAL PROVISIONS

Section 11.1 Nonsurvival of Representations and Warranties and Certain Covenants. None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such representations and warranties, shall survive the Equity Purchase Closing. The covenants to be performed prior to or at the Equity Purchase Closing, including any rights arising out of any breach of such covenants, shall terminate at the Equity Purchase Closing. This Section 11.1 shall not limit Article 2, Article 3, or Section 8.5 or any covenant or agreement of the Parties that by its terms contemplates performance after the Equity Purchase Closing.

Section 11.2 Notices. All notices, requests, claims, consents, demands and other communications under this Agreement shall be in writing and delivered (i) in person, (ii) by electronic mail including a .pdf attachment (providing confirmation of transmission), or (iii) sent by prepaid overnight courier (providing proof of delivery), to the Parties at the following addresses (or at such other addresses as shall be specified by the applicable Party by like notice):

(a)	if to Company or CNL Merger Sub to:

CNL Healthcare Properties, Inc.

450 South Orange Avenue, Suite 1400

Orlando, FL 32801

Attention: Tracey B. Bracco, Esq.

Email: tracey.bracco@cnl.com

with a copy (which shall not constitute notice) to:

Arnold & Porter Kaye Scholer LLP

3 Embarcadero Center, 10th Floor

San Francisco, CA 94111

Attention: Edward A. Deibert

Email: edward.deibert@arnoldporter.com

(b)	if to Parent, Holdco or SNDA Merger Sub to:

c/o Sonida Senior Living, Inc.

14755 Preston Rd, Ste 810

Dallas, TX 75254

Attention: Tabitha Bailey

Email: tabitha.bailey@sonidaliving.com

with a copy (which shall not constitute notice) to:

Fried, Frank, Harris, Shriver & Jacobson LLP

One New York Plaza

New York, NY 10004

Attention: Philip Richter, Erica Jaffe

Email: philip.richter@friedfrank.com,

erica.jaffe@friedfrank.com

All notices, requests, claims, consents, demands and other communications under this Agreement shall be deemed duly given or made (A) if delivered in person, on the date delivered, (B) if sent by electronic mail (providing confirmation of transmission), on the date it was received, or (C) if sent by prepaid overnight courier, on the next Business Day (providing proof of delivery). For the avoidance of doubt, counsel for any Party may send notices, requests, claims, consents demands or other communications on behalf of such Party.

Section 11.3 Severability. If any term or other provision of this Agreement is found by a court of competent jurisdiction to be invalid, illegal or incapable of being enforced under any Law or public policy in any jurisdiction, then as to that jurisdiction (a) such term or other provision shall be fully separable, (b) this Agreement shall be construed and enforced as if such invalid, illegal or unenforceable provision had never comprised a part hereof, (c) all other conditions and provisions of this Agreement shall remain in full force and effect and shall not be affected by the illegal, invalid or unenforceable term or other provision or by its severance herefrom so long as the economic or legal substance of the Transactions is not affected in any manner materially adverse to any Party, and (d) such terms or other provision shall not affect the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced in any jurisdiction, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that the Transactions be consummated as originally contemplated to the fullest extent possible.

Section 11.4 Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original and all of which together shall be deemed one and the same agreement, and shall become effective when one or more counterparts have been signed by each of the Parties and delivered to the other Parties (including by means of electronic delivery). Facsimile and electronic (e.g., .pdf format) transmission of any signed original document shall be deemed the same as delivery of an original. Each Party intends that any electronic signatures complying with the U.S. federal ESIGN Act of 2000 (including DocuSign) constitute original signatures binding upon such Party and that an electronic copy or counterpart of this Agreement containing signatures (original or electronic) of such Party shall be deemed to be an original counterpart of this Agreement.

Section 11.5 Entire Agreement; No Third-Party Beneficiaries. This Agreement (including the Exhibits and the Company Disclosure Letter) and the Company Confidentiality Agreement, and the Parent Confidentiality Agreement constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among the Parties, or between any of them, with respect to the subject matter of this Agreement. This Agreement is not intended to and shall not confer any rights or remedies upon any Person other than the Parties and their respective successors and permitted assigns, except the provisions of Article 3 (which, from and after the First Merger Effective Time, shall be for the benefit of the Holders immediately prior to the First Merger Effective Time), and Section 8.5 (which, from and after the Second Merger Effective Time, shall be for the benefit of the Indemnified Parties). The representations and warranties in this Agreement are the product of negotiations among the Parties and are for the sole benefit of the Parties. Any inaccuracies in such representations and warranties are subject to waiver by the Parties in accordance with Section 11.7 without notice or liability to any other Person. The representations and warranties in this Agreement may represent an allocation among the Parties of risks associated with particular matters regardless of the knowledge of any of the Parties. Accordingly, Persons other than the Parties may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date. Notwithstanding the foregoing, the Debt Financing Parties shall be express third party beneficiaries with respect to Section 11.11(c), Section 11.11(d), and Section 11.16.

Section 11.6 Amendment. Subject to compliance with applicable Law and Section 11.16(f), this Agreement may be amended by mutual agreement of the Parties by action taken or authorized by the Company Board and Parent, in its capacity as sole equityholder of Holdco and ultimate parent of SNDA Merger Sub, respectively, at any time before or after receipt of the Company Stockholder Approval or Parent Stockholder Approval and prior to the Second Merger Effective Time; provided, that, to the extent required by applicable Law, after (a) the Company Stockholder Approval has been obtained, there shall not be any amendment of this Agreement that changes the amount or the form of the consideration to be delivered under this Agreement to the Holders, or which by applicable Law requires the further approval of the Holders without such further approval of such Holders, and (b) the Parent Stockholder Approval with respect to the Stock Issuance and Parent Charter Amendment has been obtained, there shall not be any amendment of this Agreement that changes the number of shares of Parent Common Stock to be issued, or which by applicable Law requires the further approval of the stockholders of Parent without such further approval of such stockholders. This Agreement may not be amended except by an instrument in writing signed by each of the Parties. Notwithstanding anything to the contrary contained herein, Section 1.1, Section 11.5, Section 11.11(d), Section 11.16, and this Section 11.6 (and any provision of this Agreement to the extent a modification, waiver or termination of such provision would modify the substance of such Sections) may not be modified, waived or terminated in a manner that impacts or is adverse in any respect to the Debt Financing Parties without the prior written consent of the Debt Financing Parties.

Section 11.7 Extension; Waiver. At any time prior to the Second Merger Effective Time, the Parties may, subject to the requirements of applicable Law, (a) extend the time for the performance of any of the obligations or other acts of the other Parties, (b) waive any inaccuracies in the representations and warranties of the other Party contained in this Agreement or in any document delivered pursuant to this Agreement or (c) waive compliance with any of the agreements or conditions contained in this Agreement. Any agreement on the part of any Party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Party. The failure of any Party to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of those rights. No single or partial exercise of any right, remedy, power or privilege hereunder shall preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege. Any waiver shall be effective only in the specific instance and for the specific purpose for which given and shall not constitute a waiver to any subsequent or other exercise of any right, remedy, power or privilege hereunder.

Section 11.8 Governing Law. Except for the New York governing law provision in Section 11.16, this Agreement, and all Actions (whether at Law, in contract or in tort) that may be based upon, arise out of or related to this Agreement or the negotiation, execution or performance of this Agreement, shall be governed by, and construed in accordance with, the laws of the State of Maryland, without giving effect to any choice or conflicts of Law principles (whether of the State of Maryland or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Maryland.

Section 11.9 Consent to Jurisdiction. Except as set forth in Section 11.16, each Party irrevocably agrees and consents (a) to submit itself to the exclusive jurisdiction of and forum of the Business and Technology Case Management Program of the Circuit Court for Baltimore City, Maryland (the “Chosen Courts”) for the purpose of any Action (whether based on contract, tort or otherwise), directly or indirectly, arising out of or relating to this Agreement or the Transactions or the actions of the Parties in the negotiation, administration, performance and enforcement of this Agreement, (b) that it will not attempt to deny or defeat such jurisdiction by motion or other request for leave from any such court, (c) not to commence any action, suit or proceeding relating thereto except in the Chosen Courts, (d) that it waives any objection to the laying of venue of any Action in the Chosen Courts and agrees not to plead or claim in the Chosen Courts that such litigation brought therein has been brought in any inconvenient forum, (e) that service of any process, summons, notice or document by registered mail to such Party’s address set forth above shall be effective service of process for any action, suit or proceeding brought against it in any such court, (f) that it will not bring any Action relating to this Agreement or the Transactions or the actions of the Parties in the negotiation, administration, performance and enforcement of this Agreement in any court other than the Chosen Courts and (g) that a final judgment in any Action shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Each Party hereby irrevocably and unconditionally agrees to request and/or consent to the assignment of any Action to the Chosen Courts. Nothing in this Agreement shall limit or affect the rights of any Party to pursue appeals from any judgments or order of the Chosen Courts as provided by Law. Each Party agrees, (x) to the service of the summons and complaint and any other process in any Action relating to the Transactions, for and on behalf of itself or any of its properties or assets, in accordance with Section 11.2 or in such other manner as may be permitted by applicable Law, and nothing in this Section 11.9 shall affect the right of any Party to serve legal process in any other manner permitted by applicable Law, and (y) that service of process may also be made on such Party by prepaid certified mail with a proof of mailing receipt validated by the United States Postal

Service constituting evidence of valid service. Service made pursuant to clauses (x) or (y) above shall have the same legal force and effect as if served upon such Party personally within the State of Maryland.

Section 11.10 Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned or delegated, in whole or in part, by operation of Law or otherwise by any of the Parties without the prior written consent of the other Parties, and any attempt to make any such assignment without such consent shall be null and void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the Parties and their respective successors and assigns.

Section 11.11 Remedies.

(a) Except as otherwise provided in Section 10.4, Section 11.11(b) or Section 11.11(c), or elsewhere in this Agreement, any and all remedies herein expressly conferred upon a Party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by Law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy.

(b) The Parties agree that irreparable damage would occur if any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached (including after the Second Merger Effective Time, the obligation of Parent, Holdco or SNDA Merger Sub to pay, and the right of the Holders to receive, the Transaction Consideration pursuant to the Second Merger, subject to the terms and conditions of this Agreement), and that monetary damages, even if available, would not be an adequate remedy therefor. It is accordingly agreed that prior to the valid termination of this Agreement pursuant to Article 10, the non-breaching party hereto shall be entitled to seek an injunction or injunctions, specific performance or other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement without proof of damages or otherwise (including the Parties’ obligations to consummate the Equity Purchase, the First Merger, and the Second Merger, and, after the Second Merger Effective Time, the obligation of Parent, Holdco or SNDA Merger Sub to pay, and the right of the Holders to receive, the Transaction Consideration pursuant to the First Merger and the Second Merger, subject to the terms and conditions of this Agreement), in addition to any other remedy to which such Party is entitled at Law or in equity. Each of the Parties hereby waives (i) any defense in an Action for specific performance that a remedy at law would be adequate to prevent or restrain breaches or threatened breaches and (ii) any requirement under any Law to post a security as a prerequisite to obtaining equitable relief; provided, that the Parties may challenge the existence of any breach of threatened breach. Each Party agrees that the right of specific performance and other equitable relief is an integral part of the Transactions and without that right no Party hereto would have entered into this Agreement. For the avoidance of doubt, the Parties may pursue both a grant of specific performance or other equitable remedies to the extent permitted by this Section 11.11 and the payment of damages as contemplated by Section 10.2 (subject to Section 10.4) or payment of the Company Termination Fee or Parent Termination Fee, as applicable hereunder, but shall not be entitled or permitted to receive both (x) an award for such specific performance or other equitable remedies and (y) damages, as contemplated by Section 10.2 (subject to Section 10.4), or payment of the Company Termination Fee or Parent Termination Fee, as applicable hereunder.

(c) Notwithstanding anything to the contrary in this Agreement (including Section 11.11(b)), it is acknowledged and agreed that the right of Company to an injunction, specific performance, or other equitable remedies to enforce Parent’s and SNDA Merger Sub’s obligations to consummate the Equity Purchase Closing and the Second Merger shall only apply if the following additional requirements are satisfied: (i) all of the conditions to the Equity Purchase Closing set forth in Section 9.1 and Section 9.2 have been, and continue to be, satisfied or waived (other than those conditions that by their terms are to be satisfied at the Equity Purchase Closing (but subject to such conditions being capable of being satisfied or waived at the Equity Purchase Closing)), (ii) the Debt Financing will be funded in accordance with the terms and conditions thereof at the consummation of the Second Merger, (iii) Company has irrevocably confirmed to Parent in writing (and not revoked such notice) that if specific performance is granted, then the Equity Purchase Closing, the First Merger and the Second Merger shall occur, and (iv) Parent and/or SNDA Merger Sub fails to consummate the Equity

Purchase Closing within three Business Days following the later of (x) the date by which the Equity Purchase Closing is required to have occurred pursuant to Section 2.2, and (y) receipt of written notice from Company in accordance with clause (ii) above.

(d) Notwithstanding the foregoing or anything else stated in this Agreement to the contrary and subject to the rights of the parties to the definitive agreements for any Debt Financing under the terms thereof, (i) none of Company, its Affiliates, their Representatives, or their direct and indirect equity holders, shall be entitled to directly seek the remedy of specific performance of this Agreement against any Debt Financing Party and (ii) no Debt Financing Party shall have any liability (whether at law or equity, whether in contract, in tort or otherwise) to any of Company, its Affiliates, their Representatives, or their direct and indirect equity holders, for any obligations or liabilities of any Party under this Agreement or for any claim based on, in respect of, or by reason of, the Transactions, including any dispute arising out of or relating in any way to the Debt Financing, whether at law or equity, whether in contract, in tort or otherwise.

Section 11.12 Waiver of Jury Trial. EACH PARTY HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY SUIT, ACTION OR OTHER PROCEEDING (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF THIS AGREEMENT OR THE TRANSACTIONS. EACH PARTY (A) CERTIFIES THAT NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, SUIT OR PROCEEDING, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT, BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS Section 11.12.

Section 11.13 Authorship. The Parties agree that the terms and language of this Agreement are the result of negotiations among the Parties and their respective advisors and, as a result, there shall be no presumption that any ambiguities in this Agreement shall be resolved against any Party. Any controversy over construction of this Agreement shall be decided without regard to events of authorship or negotiation.

Section 11.14 Company Disclosure Letter. The information in the Company Disclosure Letter constitutes (i) exceptions or qualifications to representations, warranties, covenants and obligations of Company or Company Subsidiaries as set forth in this Agreement or (ii) descriptions or lists of assets and liabilities and other items referred to in this Agreement. Disclosure of any item in any section or subsection of the Company Disclosure Letter shall be deemed disclosure with respect to that particular section or subsection of this Agreement and any other section or subsection of this Agreement to the extent that the applicability of such disclosure to such other section or subsection is reasonably apparent on the face of such disclosure, and the foregoing shall not be limited by statements that items from one section or subsection of the Company Disclosure Letter are expressly incorporated by reference into or from another section or subsection of the Company Disclosure Letter. Nothing set forth in the Company Disclosure Letter shall be deemed to expand or otherwise amplify in any way the scope of any representation, warranty, covenant or agreement expressly set forth in this Agreement. The inclusion of any information in the Company Disclosure Letter is neither (i) an admission or acknowledgment that such information (or any non-disclosed information of comparable or greater significance) is required to be disclosed or is material, would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, is outside the ordinary course of business or is inconsistent with past practice nor (ii) is a basis for interpreting the terms “material” or “Company Material Adverse Effect.” Notwithstanding anything contained in the Company Disclosure Letter or in this Agreement to the contrary, the information disclosed in the Company Disclosure Letter is for the benefit only of the Parties. No disclosure in the Company Disclosure Letter relating to any possible breach, default or violation of any contract or Law shall be construed as an admission or indication that such breach, default or violation exists, has actually occurred or will actually occur, an admission of any liability or obligation of Company, Company Subsidiaries or its or their directors or officers, or an admission against the interest of Company, Company Subsidiaries or its or their directors or officers. Items disclosed in the Company Disclosure Letter are not necessarily limited to the matters required by this Agreement to be disclosed in the Company Disclosure Letter. Such additional items that are not required by this Agreement to be disclosed in the Company Disclosure Letter are set forth for informational purposes only, do not necessarily include other items of a similar nature, and shall not be deemed to be an admission that such items must or should be disclosed. In disclosing information in the Company Disclosure Letter, Company expressly does not waive any attorney-client privilege associated with such information or any protection afforded by the work-product doctrine with respect to any of the matters disclosed or discussed in the Company Disclosure Letter. Headings in the Company Disclosure Letter have been inserted for convenience of reference only, do not constitute part of the Company Disclosure Letter, shall not be deemed to limit, broaden or otherwise affect any of the disclosures in the Company Disclosure Letter, and may not be relied upon for interpreting the matters disclosed in the Company Disclosure Letter. All references to, or descriptions of, any document, contract or agreement included in the Company Disclosure Letter (i) are summary in nature, (ii) do not propose to be a complete statement of the material terms of such document, contract or agreement, and (iii) are qualified in their entirety by (A) the text of such document, contract or agreement, (B) any and all exhibits, schedules, annexes, riders, addendums and other documents attached to such document, contract or agreement that have been made available to Parent, Holdco and SNDA Merger Sub prior to the date hereof, and (C) any amendments, supplements and other modifications to such document, contract or agreement that are referenced in the Company Disclosure Letter and that have been made available to Parent, Holdco and SNDA Merger Sub prior to the date hereof. The Company Disclosure Letter constitutes a part of this Agreement and is incorporated into this Agreement for all purposes as if fully set forth herein. Capitalized terms used in the Company Disclosure Letter that are not defined therein shall have the meanings given them in this Agreement.

Section 11.15 Parent Disclosure Letter. The information in the Parent Disclosure Letter constitutes (i) exceptions or qualifications to representations, warranties, covenants and obligations of Parent or Parent Subsidiaries as set forth in this Agreement or (ii) descriptions or lists of assets and liabilities and other items referred to in this Agreement. Disclosure of any item in any section or subsection of the Parent Disclosure Letter shall be deemed disclosure with respect to that particular section or subsection of this Agreement and any other section or subsection of this Agreement to the extent that the applicability of such disclosure to such other section or subsection is reasonably apparent on the face of such disclosure, and the foregoing shall not be limited by statements that items from one section or subsection of the Parent Disclosure Letter are expressly incorporated by reference into or from another section or subsection of the Parent Disclosure Letter. Nothing set forth in the Parent Disclosure Letter shall be deemed to expand or otherwise amplify in any way the scope of any representation, warranty, covenant or agreement expressly set forth in this Agreement. The inclusion of any information in the Parent Disclosure Letter is neither (i) an admission or acknowledgment that such information (or any non-disclosed information of comparable or greater significance) is required to be disclosed or is material, would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, is outside the ordinary course of business or is inconsistent with past practice nor (ii) is a basis for interpreting the terms “material” or “Parent Material Adverse Effect.” Notwithstanding anything contained in the Parent Disclosure Letter or in this Agreement to the contrary, the information disclosed in the Parent Disclosure Letter is for the benefit only of the Parties. No disclosure in the Parent Disclosure Letter relating to any possible breach, default or violation of any contract or Law shall be construed as an admission or indication that such breach, default or violation exists, has actually occurred or will actually occur, an admission of any liability or obligation of Parent, Parent Subsidiaries or its or their directors or officers, or an admission against the interest of Parent, Parent Subsidiaries or its or their directors or officers. Items disclosed in the Parent Disclosure Letter are not necessarily limited to the matters required by this Agreement to be disclosed in the Parent Disclosure Letter. Such additional items that are not required by this Agreement to be disclosed in the Parent Disclosure Letter are set forth for informational purposes only, do not necessarily include other items of a similar nature, and shall not be deemed to be an admission that such items must or should be disclosed. In disclosing information in the Parent Disclosure Letter, Parent expressly does not waive any attorney-client privilege associated with such information or any protection afforded by the work-product doctrine with respect to any of the matters disclosed or discussed in the Parent Disclosure Letter. Headings in the Parent Disclosure Letter have been inserted for convenience of reference only, do not constitute part of the Parent Disclosure Letter, shall not be deemed to limit, broaden or otherwise affect any of the disclosures in the Parent Disclosure Letter, and may not be relied upon for interpreting the matters disclosed in the Parent Disclosure Letter. All references to, or descriptions of, any document, contract or agreement included in the Parent Disclosure Letter (i) are summary in nature, (ii) do not propose to be a complete statement of the material terms of such document, contract or agreement, and (iii) are qualified in their entirety by (A) the text of such document, contract or agreement, (B) any and all exhibits, schedules, annexes, riders, addendums and other documents attached to such document, contract or agreement that have been made available to Company prior to the date hereof, and (C) any amendments, supplements and other modifications to such document, contract or agreement that are referenced in the Parent Disclosure Letter that have been made available to Company prior to the date hereof. The Parent Disclosure Letter constitutes a part of this Agreement and is incorporated into this Agreement for all purposes as if fully set forth herein. Capitalized terms used in the Parent Disclosure Letter that are not defined therein shall have the meanings given them in this Agreement.

Section 11.16 Certain Financing Provisions. Notwithstanding anything in this Agreement to the contrary, Company on behalf of itself and the Company Subsidiaries hereby:

(a) agrees not to bring or support any Action, whether in law or in equity, whether in contract or in tort or otherwise, among the Company and the Debt Financing Parties and arising out of or relating to this Agreement, the Debt Financing, the Permitted Debt Commitments or any of the agreements entered into in connection with the Debt Financing or any of the transactions contemplated hereby or thereby in any forum other than the Federal or state courts in the Borough of Manhattan, New York, New York, and any appellate court thereof and each Party hereto irrevocably submits itself and its property with respect to any such Actions to the exclusive jurisdiction of such court;

(b) agrees that any such Actions shall be governed by the Laws of the State of New York (without giving effect to any conflicts of law principles that would result in the application of the Laws of another state), except (i) as otherwise provided in the Debt Commitment Letter or other applicable definitive document relating to the Debt Financing and (ii) with respect to (A) the interpretation of the definition of Company Material Adverse Effect and Parent Material Adverse Effect (and whether or not a Company Material Adverse Effect or a Parent Material Adverse Effect has occurred) and (B) the determination of whether the First Merger and Second Merger have been consummated in all material respects in accordance with the terms hereof, which shall, in the case of both (A) and (B), be governed by and construed in accordance with the Laws of the State of Maryland, without giving effect to any choice or conflicts of Law principles (whether of the State of Maryland or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Maryland;

(c) irrevocably waives, to the fullest extent that it may effectively do so, the defense of an inconvenient forum to the maintenance of such Actions in any such court;

(d) knowingly, intentionally and voluntarily waives to the fullest extent permitted by applicable Law trial by jury in any Actions brought against the Debt Financing Parties in any way arising out of or relating to this Agreement, the Debt Financing, the Permitted Debt Commitments or any of the transactions contemplated hereby or thereby;

(e) except as set forth in the Permitted Debt Commitments or any right or remedy available to any Person under the definitive documentation governing the Debt Financing, agrees that none of the Debt Financing Parties will have any liability to Company or any of the Company Subsidiaries or any of their respective Affiliates or Representatives (in each case, other than Parent, SNDA Merger Sub and their respective Subsidiaries) relating to or arising out of this Agreement, the Debt Financing, the Permitted Debt Commitments relating thereto or any of the transactions contemplated hereby or thereby, whether in law or in equity, whether in contract or in tort or otherwise; and

(f) agrees that (and each other Party hereto agrees that) the Debt Financing Parties are express third party beneficiaries of, and may enforce, the provisions of this Section 11.16, and only such provisions, and such provisions and the definition of “Debt Financing Parties” shall not be amended in any way materially adverse to the Debt Financing Parties without the prior written consent of the Debt Financing Entities, but, in the case of clause (e) of this Section 11.16, solely to the extent of actions or omissions by or circumstances relating to such Debt Financing Party in its capacity as a Debt Financing Party, it being understood that nothing in this Section 11.16 shall excuse any Debt Financing Party from liability in connection with actions or omissions by or circumstances relating to such Debt Financing Party in any other capacity (including in its capacity as an existing creditor of the Company or any Company Subsidiary) not relating to or arising out of this Agreement, the Debt Financing, any commitment letter relating thereto or any of the transactions contemplated hereby or thereby or the performance of any services thereunder.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed and delivered by their respective duly authorized officers, all as of the date first written above.

SONIDA SENIOR LIVING, INC.

By:	/s/ Brandon M. Ribar
Name: Brandon M. Ribar
Title: Chief Executive Officer & President

SSL SPARTI LLC

By:	/s/ Brandon M. Ribar
Name: Brandon M. Ribar
Title: Chief Executive Officer & President

SPARTI MERGER SUB, INC.

By:	/s/ Brandon M. Ribar
Name: Brandon M. Ribar
Title: Chief Executive Officer & President

[Signature Page to Agreement and Plan of Merger]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed and delivered by their respective duly authorized officers, all as of the date first written above.

CNL HEALTHCARE PROPERTIES, INC.

By:	/s/ Stephen H. Mauldin
Name: Stephen H. Mauldin
Title: CEO and President

CHP MERGER CORP.

By:	/s/ Stephen H. Mauldin
Name: Stephen H. Mauldin
Title: CEO and President

[Signature Page to Agreement and Plan of Merger]

Annex B

Opinion of RBC Capital Markets, LLC

November 4, 2025

The Board of Directors

Sonida Senior Living, Inc.

14755 Preston Road, Suite 810

Dallas, Texas 75254

The Board of Directors:

You have requested our opinion as to the fairness, from a financial point of view, to Sonida Senior Living, Inc., a Delaware corporation (“Sonida”), of the Transaction Consideration (defined below) provided for pursuant to the terms and subject to the conditions set forth in an Agreement and Plan of Merger (the “Merger Agreement”) proposed to be entered into among Sonida, CNL Healthcare Properties, Inc., a Maryland corporation (“CHP”), CHP Merger Corp., a Maryland corporation and wholly owned subsidiary of CHP (“CNL Merger Sub”), SSL Sparti LLC, a Delaware limited liability company and wholly owned subsidiary of Sonida (“Holdco”), and Sparti Merger Sub, Inc., a Maryland corporation and a wholly owned subsidiary of Holdco and an indirect wholly owned subsidiary of Sonida (“SNDA Merger Sub”). The Merger Agreement provides for, among other things, and after giving effect to certain related transactions, the acquisition by Sonida of CHP (the “Transaction”) to be effected through (i) the merger of CNL Merger Sub with and into CHP (the “First Merger”), with CHP as the surviving company of such First Merger, pursuant to which each share of the common stock, par value $0.01 per share, of CHP (“CHP Common Stock”) outstanding immediately prior to the First Merger will be converted into the right to receive a number of shares of the common stock, par value $0.01 per share, of Sonida (“Sonida Common Stock”) equal to the quotient of $4.58 divided by the volume weighted average trading price of Sonida Common Stock on the New York Stock Exchange for the ten trading days ending on the second business day prior to the closing date of the Equity Purchase (as defined below) (the “Closing VWAP” and, the resulting value of such number of shares of Sonida Common Stock, the “Per Share Stock Consideration”), subject to a collar such that (x) if the Closing VWAP is equal to or less than $22.73, then the number of shares of Sonida Common Stock to be delivered in the First Merger for each outstanding share of CHP Common Stock will be equal to the quotient of $4.58 divided by $22.73 and (y) if the Closing VWAP is equal to or greater than $34.76, then the number of shares of Sonida Common Stock to be delivered in the First Merger for each outstanding share of CHP Common Stock will be equal to the quotient of $4.58 divided by $34.76, and (ii) following consummation of the First Merger, CHP will merge with and into SNDA Merger Sub (the “Second Merger” and, together with the First Merger, the “Mergers”), with SNDA Merger Sub as the surviving company of such Second Merger, pursuant to which each share of CHP Common Stock outstanding immediately prior to the First Merger will be converted into the right to receive $2.32 in cash (the “Per Share Cash Consideration” and, together with the Per Share Stock Consideration, the “Transaction Consideration”). The terms and conditions of the Transaction and related transactions are set forth more fully in the Merger Agreement.

We understand that, on the closing date of the First Merger, CHP will sell, transfer, assign, convey and deliver to SNDA Merger Sub, and SNDA Merger Sub will purchase and accept from CHP, specified percentages, as set forth in the Merger Agreement, of (i) operating partnership units of CHP Partners, LP, a Delaware limited partnership (the “Operating Partnership”), (ii) membership interests in CHP GP, LLC, a Delaware limited liability company and wholly owned subsidiary of CHP (“CHP GP”), and (iii) shares of voting common stock, par value $1.00 per share, CHP TRS Holdings, Inc., a Delaware corporation and wholly owned subsidiary of CHP (“CHP TRS” and, such sale, transfer, assignment, conveyance and delivery of the units, interest and shares described in clauses (i) through (iii) above, collectively, the “Equity Purchase”), in consideration for which Sonida will issue to CHP shares of Sonida Common Stock. We also understand that on the closing date of the First Merger and effective concurrently with the consummation of the Equity Purchase, CHP will adopt a plan of liquidation and, on the closing date of the Second Merger, Sonida will issue to equity investors a number of shares of Sonida Common Stock having an aggregate purchase price of approximately $110 million to be funded

The Board of Directors

Sonida Senior Living, Inc

November 4, 2025

prior to or concurrently with the consummation of the First Merger (such liquidation and stock issuance, together with the Equity Purchase and other transactions contemplated by the Merger Agreement (other than the Mergers), the “related transactions”).

RBC Capital Markets, LLC (“RBCCM”), as part of our investment banking services, is regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions, corporate restructurings, underwritings, secondary distributions of listed and unlisted securities, private placements, and valuations for corporate and other purposes. In the ordinary course of business, RBCCM and/or certain of our affiliates actively trade or hold securities or financial instruments (including loans and other obligations) of Sonida for our or our affiliates’ own account or for the account of customers and hold or at any time may hold long or short positions or otherwise effect transactions in the securities or financial instruments of Sonida and/or CHP.

We are acting as financial advisor to Sonida and the Special Committee of the Board of Directors of Sonida in connection with the Transaction and we will receive a fee for our services, of which a portion is payable upon delivery of this opinion and the principal portion is contingent upon consummation of the Transaction. We and/or certain of our affiliates also expect to participate in the financing for the Transaction, for which services we and such affiliates expect to receive compensation. In addition, Sonida has agreed to indemnify us for certain liabilities that may arise out of our engagement and to reimburse us for expenses incurred in connection with our services. As you are aware, RBCCM and/or our affiliates in the past have provided, currently are providing and in the future may provide investment banking, commercial banking and/or financial advisory services to Sonida unrelated to the Transaction and to certain significant stockholders of Sonida and/or certain of their respective portfolio companies, for which services we and our affiliates have received and would expect to receive compensation, including, during the approximate two-year period preceding the date hereof, having acted or acting as a (i) bookrunner for a follow-on offering of Sonida Common Stock and (ii) lender under certain credit facilities. As you also are aware, although RBCCM and our affiliates have not provided investment banking, commercial banking and/or financial advisory services to CHP during the approximate two-year period preceding the date hereof for which RBCCM and/or our affiliates have received compensation, RBCCM and/or our affiliates in the future may provide such services to CHP and/or certain of its affiliates, for which services RBCCM and our affiliates would expect to receive customary compensation.

For purposes of rendering our opinion, we have undertaken such review, inquiries and analyses as we deemed necessary or appropriate under the circumstances, including the following:

(i)	we reviewed the financial terms of an execution version, provided to us on November 3, 2025, of the Merger Agreement;

(ii)

we reviewed certain publicly available financial and other information, and certain historical operating data, relating to CHP and Sonida made available to us from published sources and internal records of CHP and Sonida, respectively;

(iii)

we reviewed certain financial projections and other estimates and data relating to CHP prepared by the management of CHP, as adjusted by the management of Sonida, certain financial projections and other estimates and data relating to Sonida prepared by the management of Sonida, and certain estimates as to the potential net cost savings and other benefits expected by the management of Sonida to be realized from the Transaction, which projections and other estimates and data we have been directed by Sonida to utilize for purposes of our analyses and opinion;

(iv)	we held discussions with members of the senior managements of Sonida and CHP with respect to the businesses, prospects and financial outlook of Sonida and CHP;

The Board of Directors

Sonida Senior Living, Inc

November 4, 2025

(v)

we reviewed the estimated net asset value per share of CHP Common Stock as of December 31, 2024 as publicly reported by CHP, and reviewed the reported prices and trading activity for Sonida Common Stock;

(vi)	we compared certain financial metrics of CHP and Sonida with those of selected publicly traded companies that we considered generally relevant in evaluating CHP and Sonida;

(vii)

we reviewed certain potential pro forma financial effects of the Transaction on Sonida relative to Sonida on a standalone basis based on financial projections and other estimates and data relating to CHP and Sonida provided to us by the managements of CHP and Sonida; and

(viii)	we considered other information and performed other studies and analyses as we deemed appropriate.

In rendering our opinion, we have assumed and relied upon the accuracy and completeness of all information that was reviewed by us, including all financial, legal, tax, accounting, operating and other information provided to or discussed with us by or on behalf of CHP and Sonida (including, without limitation, financial statements and related notes), and upon the assurances of the respective managements and other representatives of CHP and Sonida that they are not aware of any relevant information that has been omitted or that remains undisclosed to us. We have not assumed responsibility for independently verifying and have not independently verified such information. We have assumed that the financial projections and other estimates and data (as adjusted, in the case of financial projections and other estimates and data relating to CHP, by the management of Sonida and including estimates as to potential net cost savings and other benefits expected by the management of Sonida to result from the Transaction) that we have been directed to utilize in our analyses were reasonably prepared reflecting the best currently available estimates and good faith judgments of the respective managements of CHP and Sonida, as the case may be, as to the future financial performance of, and are an appropriate basis upon which to evaluate, CHP, Sonida, such potential net cost savings and other benefits, potential pro forma effects of the Transaction and the other matters covered thereby and we further have assumed that the financial results reflected therein, including the potential net cost savings and other benefits expected by the management of Sonida to result from the Transaction, will be realized in the amounts and at the times projected. We express no opinion as to any such financial projections or other estimates and data utilized in our analyses or the assumptions upon which they are based.

We have relied upon the assessments of the managements of Sonida and CHP as to, among other things, (i) the potential impact on Sonida and CHP of market, competitive, macroeconomic and other conditions, trends and developments in and prospects for, and governmental, regulatory and legislative matters relating to or affecting, the senior housing real estate industry, including related credit and financial markets and the geographic regions in which Sonida and CHP operate, (ii) existing and future agreements and arrangements involving, and the ability to attract, retain and/or replace, key employees, residents, third-party vendors, service providers and other commercial relationships of, Sonida and CHP, and (iii) the ability to integrate the operations of Sonida and CHP and to realize the potential net cost savings and other benefits expected by the management of Sonida to result from the Transaction as contemplated. We have assumed that there will be no developments with respect to any of the foregoing that would have an adverse effect on Sonida, CHP or the Transaction (including the contemplated benefits thereof) or that otherwise would be meaningful in any respect to our analyses or opinion.

In connection with our opinion, we have not assumed any responsibility to perform, and we have not performed, an independent valuation or appraisal of any of the assets or liabilities (contingent, off-balance sheet, accrued, derivative or otherwise) of or relating to CHP, Sonida or any other entity and, except for certain third-party appraisals, we have not been furnished with any such valuations or appraisals. We have not assumed any

The Board of Directors

Sonida Senior Living, Inc

November 4, 2025

obligation to conduct, and we have not conducted, any physical inspection of the properties or facilities of CHP, Sonida or any other entity. We have not been requested to make, and we have not made, an independent evaluation of, and we express no opinion or view as to, any pending or potential litigation, claims, governmental, regulatory or other proceedings or investigations or possible unasserted claims or other contingent liabilities affecting CHP, Sonida or any other entity. We also have not evaluated the solvency or fair value of CHP, Sonida or any other entity under any state, federal or other laws relating to bankruptcy, insolvency or similar matters.

We have assumed that the Transaction and related transactions will be consummated in accordance with their respective terms and in compliance with all applicable laws, documents and other requirements, without waiver, modification or amendment of any material term, condition or agreement, and that, in the course of obtaining the necessary governmental, regulatory or third party approvals, consents, releases, permits, waivers and agreements for the Transaction and related transactions, no delay, limitation, restriction or condition will be imposed or occur, including any divestiture or other requirements, that would have an adverse effect on CHP, Sonida or the Transaction or related transactions (including the contemplated benefits thereof) or that otherwise would be meaningful in any respect to our analyses or opinion. We have been advised, and we have assumed, that CHP has operated in conformity with the requirements for qualification as a real estate investment trust (“REIT”) for U.S. federal income tax purposes since its election to be taxed as a REIT and will continue to qualify for taxation as a REIT for its taxable year ending with the business day following the closing date of the Equity Purchase. In addition, we have assumed that the final executed Merger Agreement will not differ in any respect meaningful to our analyses or opinion from the execution version that we reviewed.

Our opinion speaks only as of the date hereof, is based on conditions as they exist and information supplied or reviewed as of the date hereof, and is without regard to any market, economic, financial, legal, regulatory or other circumstances or event of any kind or nature which may exist or occur after such date. We have not undertaken and have no obligation to reaffirm, revise or update this opinion or otherwise comment upon events occurring after the date hereof with respect to this opinion. We are not expressing any opinion as to the actual value of Sonida Common Stock when issued in connection with the Transaction or the prices or range of prices at which Sonida Common Stock, CHP Common Stock or any other securities of Sonida, CHP or related entities may trade or otherwise be transferable at any time, including following announcement or consummation of the Transaction. As you are aware, the credit, financial and stock markets, the industry in which CHP and Sonida operate and the securities of Sonida have experienced and may continue to experience volatility and disruptions, and we express no opinion or view as to any potential effects of such volatility or disruptions on CHP, Sonida or the Transaction or related transactions (including the contemplated benefits thereof).

The advice (written or oral) of RBCCM and our opinion expressed herein are provided for the benefit, information and assistance of the Board of Directors of Sonida (in its capacity as such) in connection with its evaluation of the Transaction Consideration. We express no opinion and make no recommendation to any securityholder as to how such securityholder should vote or act with respect to the Transaction or any proposal to be voted upon in connection with the Transaction or otherwise.

Our opinion addresses the fairness, from a financial point of view and as of the date hereof, to Sonida of the Transaction Consideration (to the extent expressly specified herein). Our opinion does not address any related transactions or any other terms, conditions, implications or other aspects of the Transaction or the Merger Agreement, including, without limitation, the form or structure of the Transaction Consideration or the Transaction, any allocation of the Transaction Consideration, any voting agreement, asset purchase and sale agreement, transition services agreement, letter of credit, governance or financing arrangements or any other agreement, arrangement or understanding to be entered into in connection with or contemplated by the Transaction, related transactions or otherwise. Our opinion also does not address the underlying business

The Board of Directors

Sonida Senior Living, Inc

November 4, 2025

decision of Sonida to engage in the Transaction or related transactions or the relative merits of the Transaction or related transactions compared to any alternative business strategy or transaction that may be available to Sonida or which Sonida might engage in or consider. We do not express any opinion or view with respect to, and we have relied upon the assessments of Sonida and its representatives regarding, legal, regulatory, tax, accounting and similar matters, including, without limitation, tax or other consequences resulting from the Transaction, related transactions or otherwise or changes in, or the impact of, accounting standards or tax or other laws, regulations and governmental and legislative policies affecting CHP, Sonida or the Transaction or related transactions (including the contemplated benefits thereof), as to which we understand that Sonida has obtained such advice as it deemed necessary from qualified professionals. Further, in rendering our opinion, we do not express any view on, and our opinion does not address, the fairness of the amount or nature of the compensation (if any) or other consideration to any officers, directors or employees of any party, or class of such persons, relative to the Transaction Consideration or otherwise.

The issuance of our opinion has been approved by RBCCM’s Fairness Opinion Committee.

Based on our experience as investment bankers and subject to the foregoing, including the various assumptions and limitations set forth herein, it is our opinion that, as of the date hereof, the Transaction Consideration provided for pursuant to the Merger Agreement is fair, from a financial point of view, to Sonida.

Very truly yours,

RBC CAPITAL MARKETS, LLC

Annex C

CONFIDENTIAL

November 4, 2025

Board of Directors of CNL Healthcare Properties, Inc.

Attention: James M. Seneff, Chairman of the Board

Special Committee of the Board of Directors of CNL Healthcare Properties, Inc.

Attention: J. Chandler Martin, Chairman

CNL Healthcare Properties, Inc.

450 South Orange Avenue

Orlando, FL 32801

Ladies and Gentlemen:

The Board of Directors (the “Board”) of CNL Healthcare Properties, Inc., a Maryland corporation (the “Company”) and the Special Committee of the Board (the “Special Committee”), have requested our opinion as to the fairness, from a financial point of view, to the holders of the common stock, par value $0.01 per share (the “Company Common Stock”), of the consideration to be paid to such holders pursuant to the Agreement and Plan of Merger, dated as of November 4, 2025 (the “Merger Agreement”), to be entered into by and among Sonida Senior Living, Inc., a Delaware corporation (“Parent”), the Company, CHP Merger Corp, a Maryland corporation and a wholly-owned subsidiary of the Company (“CNL Merger Sub”), SSL Sparti LLC, a Delaware limited liability company and a wholly-owned subsidiary of Parent (“Holdco”), and Sparti Merger Sub, Inc., a Maryland corporation, and a wholly-owned subsidiary of Holdco and an indirect wholly owned subsidiary of Parent (“SNDA Merger Sub”). Capitalized terms not defined herein have the meaning set forth in the Merger Agreement.

With your consent, we understand that, pursuant to the Merger Agreement:

(1) on the First Closing Date and effective as of the Equity Purchase Effective Date, the Company will sell to SNDA Merger Sub, and SNDA Merger Sub will purchase from Company,

(a) operating partnership units of CHP Partners, LP, a Delaware limited partnership (the “Operating Partnership”) representing the Merger One Percentage minus 0.5% of the outstanding operating partnership units of the Operating Partnership,

(b) a membership interest of CHP GP, LLC, a Delaware limited liability company and a wholly-owned subsidiary of the Company (“CHP GP”) representing a 50% membership interest in CHP GP, and

(c) shares of voting common stock, par value $1.00 per share (“CHP TRS Common Stock”), of CHP TRS Holdings, Inc., a Delaware corporation and a wholly-owned subsidiary of the Company (“CHP TRS”) representing the Merger One Percentage of the issued and outstanding shares of CHP TRS Common Stock, and in consideration for such sale, Parent will issue to the Company the Aggregate Stock Consideration;

(2) on the First Closing Date and effective concurrently with the Equity Purchase Effective Time, Company will adopt the Plan of Liquidation;

Board of Directors of CNL Healthcare Properties, Inc.

Special Committee of the Board of Directors of CNL Healthcare Properties, Inc.

November 4, 2025

(3) on the First Closing Date and effective as of the First Merger Effective Time, CNL Merger Sub will merge with and into the Company, with the Company being the surviving company of such merger, and, pursuant to such merger, the Merger One Percentage of each share of Company Common Stock issued and outstanding immediately prior to the First Merger Effective Time (other than the Excluded Shares) will be cancelled and converted into the right to receive the Per Share Stock Consideration; and

(4) on the Second Closing Date and effective as of the Second Merger Effective Time, Company will merge with and into SNDA Merger Sub, with SNDA Merger Sub being the surviving company of such merger and, pursuant to such merger, each Remaining Share Interest issued and outstanding immediately prior to the Second Merger Effective Time (other than the Excluded Shares) will be cancelled and converted into the right to receive the Per Share Cash Consideration, in accordance with the MGCL.

With your consent, it is our further understanding that the ultimate effect of the Transactions will be that a holder of one share of Company Common Stock (other than the Excluded Shares) will ultimately be entitled to receive at the closing of the transactions contemplated by the Merger Agreement, in respect of such share of Company Common Stock, the Per Share Stock Consideration and the Per Share Cash Consideration (the “Transaction Consideration”). The terms and conditions of the Transactions are more fully set forth in the Merger Agreement.

KeyBanc Capital Markets Inc. (“KBCM”), as part of its investment banking business, is customarily engaged in the valuation of businesses and their securities in connection with transactions and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes.

In connection with rendering this opinion, we have reviewed and analyzed, among other things, the following: (i) a November 1, 2025 draft copy of the Merger Agreement, which we understand to be in substantially final form; (ii) certain publicly available information concerning the Company and Parent that we consider relevant to our inquiry, including, but not limited to, certain of the Company’s Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q filed with the SEC; (iii) certain internal information, primarily financial in nature and including certain financial forecasts relating to the Company and its financial condition, concerning the business and operations of the Company furnished to us by the Company for purposes of our analysis; (iv) certain internal information, primarily financial in nature and including certain financial forecasts relating to Parent and its financial condition, concerning the business and operations of the Parent that were prepared by Parent’s management and furnished to us at the direction of the Company for purposes of our analysis, (v) certain publicly available information with respect to the financial performance and securities of certain other companies that we believe to be comparable to the Company and Parent and that we consider relevant to our inquiry; and (vi) certain publicly available information concerning the financial terms of certain other transactions that we consider relevant to our inquiry. We have also met with certain officers and employees of the Company to discuss the business, financial condition, operations and prospects of the Company, as well as other matters we believed relevant to our inquiry. We have also performed such other analyses and considered such other data and information as we deemed appropriate.

In our review and analysis and in arriving at our opinion, we have assumed and relied upon the accuracy and completeness of all of the financial and other information provided to or otherwise reviewed by or discussed with us or publicly available. We have also assumed that the representations and warranties of each of the parties to the Merger Agreement are and will be true and correct in all respects material to our analysis. We have not been engaged to, and have not independently attempted to, verify any of such information or its accuracy or completeness. We have also relied upon the management of the Company as to the reasonableness and achievability of the Company financial forecast (and the assumptions and bases therefor) provided to us and,

Board of Directors of CNL Healthcare Properties, Inc.

Special Committee of the Board of Directors of CNL Healthcare Properties, Inc.

November 4, 2025

with your consent, we have assumed that such forecast was reasonably prepared on bases that reflect the best currently available estimates and judgments of the management of the Company of the future financial performance of the Company and other matters covered thereby. With respect to the Parent financial forecast, at your direction we have relied upon the reasonableness and achievability (and the assumptions and bases therefor) of such forecast and, with your consent, we have assumed that such forecast was reasonably prepared on bases that reflect the best currently available estimates and judgments of the management of Parent of the future financial performance of Parent and other matters covered thereby. We have not been engaged to assess the reasonableness or achievability of such forecasts or the assumptions on which they were based, and we express no view as to such forecasts or assumptions. In addition, we have not conducted a physical inspection, valuation or appraisal of any of the assets (including properties or facilities) or liabilities of the Company or Parent. We are also not expressing any view or opinion with respect to, and, at your direction, we have relied upon, the assessments of representatives of the Company regarding legal, regulatory, accounting, tax and similar matters relating to the Company or the Transactions, as to which matters we understand that Company obtained such advice as it deemed necessary from qualified advisors and professionals. We have also assumed that all governmental, regulatory or other consents, releases and approvals necessary for the consummation of the Transactions will be obtained without any adverse effect on the Company or the Transactions that would be meaningful to our analysis.

We have not been asked to, nor do we, offer any opinion as to the material terms of the Merger Agreement or the structure of the Transactions. In rendering our opinion, we have assumed, with your consent, that the final executed form of the Merger Agreement will not differ in any material respect from the draft that we have examined, and that the conditions to the Transactions as set forth in the Merger Agreement will be satisfied and that the Transactions will be consummated on a timely basis on the terms set forth in the Merger Agreement without waiver, modification or amendment of any term or condition that would be meaningful to our analysis.

It should be noted that this opinion is based on economic and market conditions and other circumstances existing on, and information made available to us as of, the date hereof and does not address any matters subsequent to such date. In addition, our opinion is, in any event, limited to the fairness, as of the date hereof, from a financial point of view, of the Transaction Consideration to be paid to the Holders (other than holders of the Excluded Shares) pursuant to the Merger Agreement and does not address Company’s underlying business decision to engage in the Transactions or any other terms of the Transactions, or the fairness of the Transactions, or any consideration paid in connection therewith, to creditors or other constituencies of the Company. In addition, we do not express any opinion as to (i) what the value of the Parent Common Stock included in the Transaction Consideration will be when issued pursuant to the Transactions, the prices at which the Company Stock or Parent Stock will trade at any time, or the potential effects of volatility in the credit, financial and stock markets on Parent, the Company or the Transactions, or (ii) the amount or the nature of the compensation now paid or to be paid, in each case, to any of the directors, officers or employees of the Company, or class of such persons, relative to the consideration to be paid to shareholders of the Company. We have not evaluated nor do we express any opinion on the solvency or viability of the parties to the Merger Agreement or their respective affiliates or the ability of such parties to pay their respective obligations when they come due, either before or after the completion of the Transactions. It should be noted that although subsequent developments may affect this opinion, we do not have any obligation to update, revise or reaffirm our opinion. This opinion has been approved by a fairness committee of KBCM.

We have acted as financial advisor to the Special Committee and Company in connection with the Transactions and will receive from Company a fee for our services, a significant portion of which is contingent upon the consummation of the Transactions (the “Transaction Fee”). In addition, Company has agreed to

Board of Directors of CNL Healthcare Properties, Inc.

Special Committee of the Board of Directors of CNL Healthcare Properties, Inc.

November 4, 2025

reimburse us for certain expenses and to indemnify us under certain circumstances for certain liabilities that may arise out of our engagement. We also will receive a fee in connection with the delivery of this opinion, which fee will not be credited against any Transaction Fee earned. As you are aware, in addition to the engagement to which this opinion relates, we participated as a lender in certain financing transactions for the Company in 2023, for which we earned lending and related fees of approximately $2.4 million in the aggregate. We have received no other fees from the Company during the two year period preceding the date of this opinion, and during that time period we have had no material lending, financial advisory or other commercial relationships with Parent or any entity known to us, as reflected in our internal records, to be an affiliate of Parent.

It is understood that this opinion was prepared for the use of the Special Committee and also the Company Board of Directors in connection with and for the purpose of their evaluation of the proposed Transactions. This opinion letter is not to be used, circulated, quoted or otherwise referred to for any other purpose, nor is it to be filed with, included in or referred to in whole or in part in any registration statement, proxy statement or any other document, except in accordance with our prior written consent or as expressly permitted under that certain engagement letter between the Company and KBCM, dated August 23, 2019, as amended. Our opinion does not constitute a recommendation to any stockholder of the Company or any other person as to how such person should vote with respect to the Transactions or any other matter.

Based upon and subject to the foregoing, it is our opinion that as of the date hereof, the Transaction Consideration to be received in the Transactions by the Holders (other than holders of Excluded Shares) pursuant to the Merger Agreement is fair, from a financial point of view, to such Holders.

Very truly yours,

KEYBANC CAPITAL MARKETS INC.

Annex D

EIGHTH CERTIFICATE OF AMENDMENT TO THE

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION, AS AMENDED, OF

SONIDA SENIOR LIVING, INC.

Sonida Senior Living, Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “Corporation”), does hereby certify:

FIRST: That the Board of Directors of the Corporation duly adopted resolutions proposing and declaring advisable the following amendments to the Corporation’s Amended and Restated Certificate of Incorporation, as amended (the “Certificate of Incorporation”):

The first sentence of the FOURTH Article of the Certificate of Incorporation is hereby amended and restated by deleting such sentence in its entirety and replacing it with the following sentence:

“FOURTH: The total number of shares of capital stock which the Corporation shall have authority to issue is 100,000,000 shares of common stock, at a par value of $0.01 per share (“Common Stock”), and 15,000,000 shares of preferred stock, at a par value of $0.01 per share (“Preferred Stock”).”

SECOND: That the foregoing amendments were duly adopted by the Corporation’s Board of Directors and stockholders in accordance with the applicable provisions of Section 242 of the General Corporation Law of the State of Delaware.

THIRD: All other provisions of the Certificate of Incorporation shall remain in full force and effect.

IN WITNESS WHEREOF, this Eighth Certificate of Amendment has been duly executed as of the [●] day of [●] 2026.

SONIDA SENIOR LIVING, INC.

By:
Name:	Brandon M. Ribar
Title:	Chief Executive Officer and President

D-1

Annex E

SEVENTH CERTIFICATE OF AMENDMENT

TO THE

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION, AS AMENDED, OF

SONIDA SENIOR LIVING, INC.

Sonida Senior Living, Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “Corporation”), does hereby certify:

FIRST: That the Board of Directors of the Corporation duly adopted resolutions proposing and declaring advisable the following amendments to the Corporation’s Amended and Restated Certificate of Incorporation, as amended (the “Certificate of Incorporation”):

The SIXTH Article of the Certificate of Incorporation is hereby amended and restated in its entirety as follows:

“SIXTH: Advance notice of stockholder nominations for the election of directors of the Corporation shall be given in the manner provided in the Bylaws of the Corporation.”

The SEVENTH Article of the Certificate of Incorporation is hereby amended and restated in its entirety as follows:

“SEVENTH: Advance notice of business to be brought by stockholders before any meeting of the stockholders of the Corporation shall be given in the manner provided in the Bylaws of the Corporation.”

The THIRTEENTH Article of the Certificate of Incorporation is hereby amended as follows:

The penultimate sentence of the first paragraph thereof shall be amended and restated in its entirety as follows:

“Such right shall include the right to be paid by the Corporation expenses (including without limitation attorneys’ fees) actually and reasonably incurred by any such director or officer in defending any such proceeding in advance of its final disposition to the maximum extent permitted under the Delaware General Corporation Law, as the same exists or may hereafter be amended; provided, however, that any such director or officer seeking payment of expenses presents to the Corporation a written undertaking to repay such amount if it shall ultimately be determined that such director or officer is not entitled to be indemnified by the Corporation under this Article Thirteenth or otherwise.”

The last paragraph thereof shall be amended and restated in its entirety as follows:

“Notwithstanding the foregoing, except for proceedings to enforce any director’s or officer’s rights to indemnification or any director’s or officer’s rights to advancement of expenses, the Corporation shall not be obligated to indemnify any director or officer, or advance expenses of any director or officer, (or such director’s or officer’s heirs, executors or personal or legal representatives) in connection with any proceeding (or part thereof) initiated by such person unless such proceeding (or part thereof) was authorized by the Board or any duly authorized committee thereof. As used herein, the term “proceeding” means any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, arbitrative, or investigative, any appeal in such an action, suit, or proceeding, or any inquiry or investigation that could lead to such an action, suit, or proceeding.”

SECOND: That the foregoing amendments were duly adopted by the Corporation’s Board of Directors and stockholders in accordance with the applicable provisions of Section 242 of the General Corporation Law of the State of Delaware.

THIRD: All other provisions of the Certificate of Incorporation shall remain in full force and effect.

E-1

IN WITNESS WHEREOF, this Seventh Certificate of Amendment has been duly executed as of the [●] day of [●] 2026.

SONIDA SENIOR LIVING, INC.

By:
Name:	[●]
Title:	[●]

E-2

ANNEX F - CHP’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

When used in this Annex F, unless otherwise specifically stated or the context requires otherwise, the terms “we,” “us,” “our,” or the “Company” refer to CNL Healthcare Properties, Inc. (“CHP”) and its consolidated subsidiaries. The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and notes thereto, included in the joint proxy statement/prospectus. References to “accompanying consolidated statements of operations” or “accompanying consolidated financial statements” and the notes thereto in this section are to CHP’s Financial Statements as of and for the Years ended December 31, 2024 and 2023 or to CHP’s Financial Statements for the quarter and nine months ended September 30, 2025 and 2024, as applicable, included in the joint proxy statement/prospectus. See also “Cautionary Statement Concerning Forward-Looking Statements” and “Risk Factors” in the joint proxy statement/prospectus and in CHP’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024, as filed with the SEC on March 10, 2025.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2024

Overview

CNL Healthcare Properties, Inc. is a Maryland corporation that elected to be taxed as a REIT for U.S. federal income tax purposes. We have and intend to continue to be organized and operate in a manner that allows us to remain qualified as a REIT for federal income tax purposes. The terms “us,” “we,” “our,” “Company” and “CNL Healthcare Properties” include CNL Healthcare Properties, Inc. and each of its subsidiaries. The discussion of our financial condition and results of operations for the year ended December 31, 2022 is included in Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations in our Annual Report on Form 10-K for the year ended December 31, 2023 as filed on March 12, 2024 is incorporated by reference herein.

Substantially all of our assets are held by, and all operations are conducted, either directly or indirectly, through: (1) the Operating Partnership in which we are the sole limited partner and our wholly owned subsidiary, CHP GP, LLC, is the sole general partner; (2) a wholly owned TRS, CHP TRS Holding, Inc.; (3) property owner subsidiaries and lender subsidiaries, which are single purpose entities; and (4) through November 1, 2024, an investment in a consolidated joint venture.

We are externally managed and advised by CNL Healthcare Corp. (the “Advisor”). Our Advisor has responsibility for our day-to-day operations, serving as our consultant in connection with policy decisions to be made by our board of directors, and for identifying, recommending and executing on Possible Strategic Alternatives (as described below under “Possible Strategic Alternatives”), and dispositions on our behalf pursuant to the Advisory Agreement. In June 2023, we amended the Advisory Agreement and extended it through June 2025. For additional information on our Advisor, its affiliates or other related parties, as well as the fees and reimbursements we pay, see Item 8. “Financial Statements and Supplementary Data-Note 8. Related Party Arrangements.”

As of December 31, 2024, our seniors housing investment portfolio consisted of interests in 70 properties, consisting of a geographically diversified portfolio of 69 seniors housing communities and one vacant land parcel. The types of seniors housing properties that we own include independent and assisted living facilities, continuing care retirement communities and Alzheimer’s/memory care facilities.

F-1

Possible Strategic Alternatives

In 2017, we began evaluating possible strategic alternatives to provide liquidity to our stockholders. In April 2018, our board of directors formed a special committee consisting solely of our independent directors (“Special Committee”) to consider possible strategic alternatives, including, but not limited to (i) the listing of our or one of our subsidiaries’ common stock on a national securities exchange; (ii) an orderly disposition of our assets or one or more of our asset classes and the distribution of the net sale proceeds thereof to our stockholders; and (iii) a potential business combination or other transaction with a third-party or parties that provides our stockholders with cash and/or securities of a publicly traded company (collectively, among other options, “Possible Strategic Alternatives”). Since 2018, the Special Committee has engaged KeyBanc Capital Markets Inc. to act as its financial advisor in connection with exploring our Possible Strategic Alternatives.

In connection with our consideration of the Possible Strategic Alternatives, our board of directors suspended both our Reinvestment Plan and our common stock redemption plan (“Redemption Plan”) effective July 11, 2018. In addition, as part of executing on Possible Strategic Alternatives, our board of directors committed to a plan to sell 70 properties, consisting of medical office buildings, post-acute care facilities, acute care hospitals and several skilled nursing facilities across the U.S. The Company completed the sale of the last of the 70 properties in 2022.

Since its formation, the Special Committee has worked and continues to work with our financial advisor to carefully study market data and opportunities to provide liquidity judged to be in the best interest of stockholders. Economic and transactional environments were not conducive for dispositions or any type of large-scale strategic transactions in recent years due to a volatile credit and debt capital markets, along with 11 interest rate increases by the Federal Reserve between March 2022 and July 2023 followed by limited interest rate cuts from September 2024 through December 2024. Our Special Committee continues to work closely with our financial advisor on evaluating the potential return of constructive market conditions and we remain fully committed to our readiness, active study and pursuit of additional Possible Strategic Alternatives to provide incremental liquidity to our stockholders.

Seniors Housing Portfolio

Our remaining investment focus is in seniors housing communities. We have invested in or developed the following types of seniors housing properties:

Independent Living Facilities. Independent living facilities are age-restricted, multi-family rental or ownership (condominium) housing with central dining facilities that provide residents, as part of a monthly fee, meals and other services such as housekeeping, linen service, transportation, social and recreational activities.

Assisted Living Facilities. Assisted living facilities are usually state-regulated rental properties that provide the same services as independent living facilities, but also provide, in a majority of the units, supportive care from trained employees to residents who are unable to live independently and require assistance with activities of daily living. The additional services may include assistance with bathing, dressing, eating, and administering medications.

Memory Care/Alzheimer’s Facilities. Those suffering from the effects of Alzheimer’s disease or other forms of memory loss need specialized care. Memory care/Alzheimer’s centers provide the specialized care for this population including residential housing and assistance with the activities of daily living.

Portfolio Overview

As of December 31, 2024, our healthcare investment portfolio consisted of interests in 70 properties, comprising 69 seniors housing communities and one vacant land parcel.

F-2

We believe demographic trends and compelling supply and demand indicators present a strong case for an investment focus on seniors housing real estate and real estate-related assets. Our seniors housing investment portfolio is geographically diversified with properties in 26 states. The map below shows our seniors housing investment portfolio across geographic regions as of March 5, 2025:

The following table summarizes our seniors housing investment portfolio by investment structure as of March 5, 2025:

Type of Investment	Number of Investments	Amount of Investments (in millions)	Percentage of Total Investments
Consolidated investments:
Seniors housing leased (1)	15	$311.0	17.8%
Seniors housing managed (2)	54	1,429.1	82.1
Vacant land	1	1.1	0.1

	70	$1,741.2	100.0%

FOOTNOTES:

(1)	Properties that are leased to third-party tenants for which we report rental income and related revenues.
(2)

Properties that are leased to TRS entities and managed pursuant to third-party management contracts (i.e. RIDEA structure) where we report resident fees and services, and the corresponding property operating expenses.

Portfolio Evaluation

While we are not directly impacted by the performance of the underlying properties leased to third-party tenants, we believe that the financial and operational performance of our tenants provides an indication about the stability of our tenants and their ability to pay rent. To the extent that our tenants, managers or joint venture partners experience operating difficulties and become unable to generate sufficient cash to make rent payments to us, there could be a material adverse impact on our consolidated results of operations, liquidity and/or financial condition. Our tenants and managers are generally contractually required to provide this information to us in accordance with their respective lease, management and/or joint venture agreements. Therefore, in order to mitigate the aforementioned risk, we monitor our investments through a variety of methods determined by the type of property.

F-3

We monitor the credit of our tenants to stay abreast of any material changes in credit quality. We monitor credit quality by (1) reviewing financial statements that are required to be delivered to us under the applicable lease, (2) direct interaction with onsite property managers, (3) monitoring news and rating agency reports regarding our tenants (or their parent companies) and their underlying businesses, (4) monitoring the timeliness of rent collections and (5) monitoring lease coverage.

When evaluating the performance of our seniors housing portfolio, management reviews property-level operating performance versus budgeted expectations, conducts periodic operational review calls with operators and conducts periodic property inspections or site visits. Management also reviews occupancy levels and monthly revenue per occupied unit, which we define as total revenue divided by average number of occupied units. Similarly, when evaluating the performance of our third-party operators, management reviews monthly financial statements, property-level operating performance versus budgeted expectations, conducts periodic operational review calls with operators and conducts periodic property inspections or site visits. All of the aforementioned operating and statistical metrics assist us in determining the ability of our properties or operators to achieve market rental rates, to assess the overall performance of our diversified healthcare portfolio, and to review compliance with leases, debt, licensure, real estate taxes, and other collateral.

Significant Tenants and Operators

Our real estate portfolio of 69 seniors housing properties is operated by a mix of national or regional operators and the following represents the significant tenants and operators that lease or manage 10% or more of our rentable space as of March 5, 2025, excluding the vacant land parcel:

Tenants	Number of Properties	Rentable Square Feet (in thousands)	Percentage of Rentable Square Feet	Lease Expiration Year
TSMM Management, LLC	13	1,261	77.5%	2025
Wellmore, LLC	2	366	22.5	2031-2032

	15	1,627	100.0%

Operators	Number of Properties	Rentable Square Feet (in thousands)	Percentage of Rentable Square Feet	Operator Expiration Year
Integrated Senior Living, LLC	7	1,948	30.8%	2025
Prestige Senior Living, LLC	13	895	14.2	2026
Morningstar Senior Management, LLC	4	834	13.2	2025
Other operators (1)	30	2,645	41.8	2025-2029

	54	6,322	100.0%

FOOTNOTE:

(1)	Comprised of various operators each of which comprise less than 10% of our consolidated rentable square footage.

Tenant Lease Expirations

As of December 31, 2024, we owned 15 seniors housing properties that were leased to third party tenants under triple-net operating leases. During the year ended December 31, 2024, our rental income represented approximately 7.5% of our total revenues.

Under the terms of our triple-net lease agreements, each tenant is responsible for payment of property taxes, general liability insurance, utilities, repairs and maintenance, including structural and roof expenses. Each tenant is expected to pay real estate taxes directly to the taxing authorities. However, if the tenant does not pay the real estate taxes, we are liable.

F-4

We work with our tenants in advance of the lease expirations or renewal period options in order for us to maintain a balanced lease rollover schedule and high occupancy levels, as well as to enhance the value of our properties through extended lease terms. We proactively began conversations with a tenant during 2024 regarding leases expiring during 2025 and are in the process of negotiating terms for these leases. Certain amendments or modifications to the terms of existing leases could require lender approval.

The following table lists, on an aggregate basis, scheduled expirations for the next 10 years and thereafter on our consolidated seniors housing portfolio, assuming that none of the tenants exercise any of their renewal options (in thousands, except for number of properties and percentages):

Year of Expiration (1)	Number of Properties	Expiring Leased Square Feet	Expiring Annualized Base Rents (2)	Percentage of Expiring Annual Base Rents
2025	13	1,261	$18,858	67.9%
2026	—	—	—	—
2027	—	—	—	—
2028	—	—	—	—
2029	—	—	—	—
2030	—	—	—	—
2031	1	137	3,821	13.8
2032	1	229	5,085	18.3
2033	—	—	—	—
2034	—	—	—	—
Thereafter	—	—	—	—

Total	15	1,627	$27,764	100.0%

Weighted Average Remaining Lease Term: (3)			2.7 years

FOOTNOTES:

(1)	Represents current lease expiration and does not take into consideration lease renewals available under existing leases at the option of the tenants.
(2)	Represents the current base rent, excluding the impact of future rent increases included in leases, multiplied by 12 and included in the year of expiration.
(3)	Weighted average remaining lease term is the average remaining term weighted by annualized current base rents.

Operator Expirations

As of March 5, 2025, we had 54 seniors housing properties managed by third-party operators. All of our management agreements have been in place for multiple years, and some include annual auto-renewal clauses which are effective unless a notice of termination is provided by either party. We work with our operators in advance of management agreement expirations or renewal period options in order for us to maintain a balanced operator rollover schedule, which provides us flexibility to execute on possible strategic alternatives, minimize potential early termination fees and align with the broader industry. The management agreements of 30 of our managed seniors housing properties were scheduled to expire within one year or less as of December 31, 2024, all of which are expected to be renewed.

Liquidity and Capital Resources

General

Our ongoing primary source of capital is proceeds from operating cash flows. Our primary uses of capital include the payment of distributions, payment of operating expenses, funding capital improvements to existing properties

F-5

and payment of debt service. Generally, we expect to meet short-term working capital needs from our cash flows from operations. As necessary, we may use financings or other sources of capital in the event of unforeseen significant capital expenditures or to cover periodic shortfalls between distributions paid and cash flows from operating activities.

Weighted average occupancy was higher during the year ended December 31, 2024 as compared to the year ended December 31, 2023. Rate increases at our properties as part of ongoing resident lease renewals combined with improved occupancy as compared to 2023 resulted in an increase in revenues and NOI margins during the year ended December 31, 2024.

Macro-economic and geopolitical events around the globe, in addition to interest rate increases enacted by the Federal Reserve beginning in March 2022 through July 2023, have contributed to volatile credit markets in recent years. The Federal Reserve’s decision to hold rates steady until it enacted some rate cuts during the fourth quarter of 2024, contributed to a higher for longer interest rate environment during 2024, resulting in elevated levels of interest expense on our unhedged variable rate debt. We have used and continue to use interest rate caps and swaps for interest rate protection on a portion of our variable rate debt and continue to monitor opportunities to further protect the remaining unhedged variable rate debt.

As of December 31, 2024, we had approximately $90.0 million of liquidity (consisting of $44.0 million cash on hand and $46.0 million in undrawn availability under the 2023 Revolving Credit Facility). We remain focused on maintaining liquidity and financial flexibility and continue to prioritize improving occupancy and implementing market rate increases while we navigate elevated labor costs and a higher for longer interest rate environment. The rate of revenue growth, elevated labor costs, volatility in the credit markets and the current interest rate environment have impacted and may continue to impact our sources and uses of capital, financial condition, results of operations and cash flows.

We have pledged certain of our properties in connection with our borrowings and may continue to strategically leverage our real estate and use debt financing to provide additional funds for the payment of distributions to stockholders, working capital and for other corporate purposes. Our ability to increase our borrowings could be adversely affected by credit market conditions and the current interest rate environment, which could result in lenders reducing or limiting funds available for loans, including loans collateralized by real estate. We may also be negatively impacted by elevated interest rate levels on our unhedged variable rate debt or the timing of when we seek to refinance existing debt. As part of our variable debt hedging strategy, we have purchased interest rate caps and swaps for interest rate protection. We continue to monitor the credit markets and continue to evaluate the need and the timing for additional interest rate protection in the form of interest rate caps or swaps on unhedged variable rate debt or variable rate debt with interest rate protection scheduled to mature.

Sources of Liquidity and Capital Resources

Borrowings

During the year ended December 31, 2024, we borrowed $16.0 million from our 2023 Revolving Credit Facility to refinance approximately $20.2 million of secured indebtedness that matured in November 2024.

During the year ended December 31, 2023, we refinanced a $16.1 million mortgage loan with the existing lender. We also refinanced the $548 million outstanding under our unsecured Credit Facilities. We elected to refinance the mortgage loan and the Credit Facilities in advance of their scheduled 2024 maturity dates. See “Liquidity and Capital Resources - Uses of Liquidity and Capital Resources - Debt Repayments” below for additional information.

We may borrow money to fund enhancements to our portfolio, as well as to cover periodic shortfalls between distributions paid and cash flows from operating activities.

F-6

Purchase of and Maturity of Investments in Short-Term Securities

During the year ended December 31, 2023, we reinvested approximately $4.9 million of proceeds received from the maturity of one of our investments in short term securities. During the year ended December 31, 2023, all of our investments matured and we received approximately $30.0 million from the maturity of all of our investments in short-term securities. We did not have any short-term security maturities during the year ended December 31, 2024.

Net Cash Provided by Operating Activities

Cash flows from operating activities for the years ended December 31, 2024 and 2023 were approximately $40.3 million and $32.0 million, respectively. The change in cash flows from operating activities for the year ended December 31, 2024 as compared to the same period in 2023 was primarily the result of the following:

•	an increase in property NOI, related to our seniors housing properties due to higher average occupancy and rate increases during 2024; partially offset by

•	higher interest expense in 2024 due to an increase in our weighted average interest costs from the refinancing of our 2023 Credit Facilities in December 2023.

Lease Expirations

We work with our tenants in advance of the lease expirations or renewal period options to maintain high occupancy levels, as well as to enhance the value of our properties through extended lease terms. During 2025, 13 leases with one tenant are scheduled to expire. We proactively began conversations with the tenant during 2024 regarding these leases and are in the process of negotiating terms for these leases. We expect to enter into new leases at comparable terms.

Expense Support and Restricted Stock Agreement

Through June 8, 2023, we had entered into an amended and restated expense support agreement with our Advisor (the “Amended and Restated Expense Support Agreement”). Pursuant to the Amended and Restated Expense Support Agreement, our Advisor agreed to provide expense support through forgoing the payment of fees in cash and acceptance of restricted forfeitable stock (“Restricted Stock”) for services in an amount equal to the positive excess, if any, of (a) Aggregate Stockholder Cash Distributions declared for the applicable year, over (b) our aggregate modified funds from operations over the same period (as defined in the Amended and Restated Expense Support Agreement). The Amended and Restated Expense Support Agreement, was terminated effective June 8, 2023 as part of the renewal and amendment of the Advisory agreement. We did not recognize any expense support for the period January 1, 2023 through the termination date of June 8, 2023.

Uses of Liquidity and Capital Resources

Capital Expenditures

We paid approximately $16.1 million and $15.9 million in capital expenditures during the years ended December 31, 2024 and 2023, respectively. We continue to invest in capital improvements to maintain and improve our properties.

Purchase of Noncontrolling Interest

As of December 31, 2023, we indirectly owned one property through a 95% controlling interest in the Watercrest at Katy Joint Venture, our only subsidiary then classified as a VIE. Effective November 1, 2024, we acquired the remaining 5% interest in the subsidiary from our non-controlling interest venture partner for approximately $1.5 million and as a result, we now own a 100% controlling interest in the Watercrest at Katy Joint Venture.

F-7

Purchase of Interest Rate Caps

As part of our hedging strategy, we periodically enter into interest rate cap agreements to hedge a portion of our variable rate debt. During the year ended December 31, 2023, we paid approximately $3.1 million to purchase a short-term interest rate cap with a notional value of $420.0 million, a strike price of 3.5%, and a maturity date in August 2023, to hedge the majority of our variable rate interest exposure relating to the Credit Facilities. In December 2023, we refinanced our Credit Facilities, entered into the 2023 Credit Facilities and in conjunction therewith, entered into an interest rate swap. We have not purchased any interest rate caps with respect to our 2023 Credit Facilities. In addition, during the years ended December 31, 2024 and 2023, we purchased and replaced, as necessary, short term interest rate caps relating to our approximately $16 million of variable rate secured indebtedness (each with notional values of $8.0 million with strike prices ranging between 3.0% and 3.5%). We paid approximately $0.1 million and $0.2 million in interest rate cap premiums during the years ended December 31, 2024 and 2023, respectively. We earned approximately $2.9 million and $3.5 million from the interest swap and interest rate cap counterparties related to variable rate debt during the years ended December 31, 2024 and 2023, respectively. These amounts are included in interest expense and loan costs amortization in the accompanying consolidated statements of operations.

Debt Repayments

In March 2024, we used cash on hand to pay down approximately $10.0 million of amounts outstanding under our 2023 Revolving Credit Facility. In November 2024, we borrowed $16.0 million available under our 2023 Revolving Credit Facility and used cash on hand to repay a fixed mortgage loan of approximately $20.2 million collateralized by one property (owned through a consolidated joint venture through November 1, 2024), that matured in November 2024. We also repaid approximately $0.8 million of scheduled principal payments on our mortgages and other notes payable during the year ended December 31, 2024.

In March 2023, we used cash on hand to repay a mortgage loan of approximately $22.8 million collateralized by one property in advance of its scheduled maturity of June 2023. In addition to the repayments described below, during the year ended December 31, 2023, we repaid approximately $1.1 million of scheduled principal payments related to our secured mortgage notes.

In January 2023, we exercised our one-year extension option and extended the maturity date of our previous revolving credit facility from May 2023 to May 2024. In December 2023, we refinanced the $548 million outstanding under our previous credit facilities in advance of their May 2024 maturity. The new facility has a $600 million commitment, consisting of a $350 million senior unsecured term loan (the “2023 Term Loan Facility”) and a $250 million senior unsecured revolving credit facility (the “2023 Revolving Credit Facility”), collectively, the “2023 Credit Facilities”. The 2023 Credit Facilities require interest only payments through their maturity date of May 31, 2026, bear interest based on term SOFR plus 10 basis points plus an applicable margin of 225 basis points. Each of the 2023 Revolving Credit Facility and 2023 Term Loan Facility is pre-payable at any time in whole or part without fees or penalties. We paid the Advisor a financing coordination fee of approximately $6.0 million in connection with this transaction. Refer to Item 8. “Financial Statements and Supplementary Data - Note 8. Related Party Arrangements” for additional information. In December 2023, we entered into a two-year interest rate swap agreement to hedge a portion of our unsecured 2023 Credit Facilities.

In January 2023, we used a portion of our cash on hand to make a $1.4 million unscheduled principal payment on a variable rate mortgage loan collateralized by five properties. In June 2023, we refinanced the remaining $16.1 million balance relating to this mortgage loan with the existing lender. We paid the Advisor a financing coordination fee of approximately $0.2 million related to this transaction. Refer to Item 8. “Financial Statements and Supplementary Data - Note 9. Related Party Arrangements” for additional information.

F-8

The following table provides details of the Company’s indebtedness as of December 31, 2024 and 2023 (in thousands):

	As of December 31,
	2024	2023
Mortgages payable and other notes payable:
Fixed rate debt(1)	$—	$20,668
Variable rate debt(1)(2)(5)	15,850	16,150
Loan costs, net	(102)	(249)

Total mortgages and other notes payable, net	15,748	36,569
Credit facilities:
2023 Revolving Credit Facility(3)(4)(5)	204,000	198,000
2023 Term Loan Facility(3)(4)(5)	350,000	350,000
Loan costs, net related to Term Loan Facilities	(3,611)	(6,160)

Total credit facilities, net	550,389	541,840

Total indebtedness, net	$566,137	$578,409

FOOTNOTES:

(1)

As of December 31, 2024 and 2023, our mortgages and other notes payable were collateralized by five and six properties, with a total carrying value of approximately $18.9 million and $51.0 million, respectively.

(2)

As of December 31, 2024 and 2023, we had interest rate protection through an interest rate cap with a notional amount of $8.0 million for each period. Refer to Item 8. “Financial Statements and Supplementary Data - Note 9. Derivative Financial Instruments” for additional information.

(3)

During the years ended December 31, 2024 and 2023, we had interest rate protection through interest rate swaps and caps which as of each of December 31, 2024 and 2023 had notional amounts of $367.0 million.

(4)

As of December 31, 2024 and 2023, we had undrawn availability under the 2023 Revolving Credit Facility of approximately $46.0 million and $52.0 million, respectively, based on the commitments from lenders and the value of the properties in the unencumbered pool of assets supporting the loan.

(5)	Term SOFR plus an applicable margin (as defined in the respective agreements governing our credit facilities and one mortgage loan) was approximately 4.43% and 5.45% as of December 31, 2024 and 2023.

The following is a schedule of future principal payments for our total indebtedness for the next five years and thereafter, in the aggregate (in thousands):

2025	$308
2026	569,542
2027	—
2028	—
2029	—
Thereafter	—

$569,850

On an ongoing basis, we monitor our debt maturities, engage in dialogue with third-party lenders about various financing scenarios and analyze our overall portfolio borrowings in advance of scheduled maturity dates of the debt obligations to determine the optimal borrowing strategy.

As of December 31, 2024, we had approximately $90.0 million of liquidity (consisting of $44.0 million of cash on hand and $46.0 million available under the 2023 Revolving Credit Facility) and we believe we are well positioned to manage our near-term debt maturities. As of December 31, 2024, we had $0.3 million of scheduled principal payments coming due during the year ending December 31, 2025. As of December 31, 2024, we have sufficient cash on hand to satisfy these obligations.

F-9

The aggregate amount of long-term financing is not expected to exceed 60% of our gross asset values (as defined in our 2023 Credit Facilities agreement) on an annual basis. As of December 31, 2024 and 2023, we had aggregate debt leverage ratios of approximately 30.1% and 31.0%, respectively, of the aggregate gross carrying value of our assets.

The 2023 Credit Facilities contain affirmative, negative, and financial covenants which are customary for loans of this type, including (but not limited to): (i) maximum leverage, (ii) minimum fixed charge coverage ratio, (iii) minimum consolidated net worth, (iv) restrictions on payments of cash distributions except if required by REIT requirements, (v) maximum secured indebtedness, (vi) maximum secured recourse debt, (vii) minimum unsecured interest coverage, (viii) maximum unsecured indebtedness ratio and (ix) limitations on certain types of investments and with respect to the pool of properties supporting borrowings under the 2023 Credit Facilities, minimum weighted average occupancy, and remaining lease terms, as well as property type, MSA, operator, and asset value concentration limits. The limitations on distributions generally include a limitation on the extent of allowable distributions, which are not to exceed the greater of 70% of adjusted FFO (as defined per the 2023 Credit Facilities) and the minimum amount of distributions required to maintain the Company’s REIT status. As of December 31, 2024, we were in compliance with all financial covenants related to our 2023 Credit Facilities.

Generally, the loan agreements for our mortgage loans contain customary financial covenants and ratios; including (but not limited to) the following: debt service coverage ratio, minimum occupancy levels, limitations on incurrence of additional indebtedness, etc. The loan agreements also contain customary performance criteria and remedies for the lenders. As of December 31, 2024, we were in compliance with all financial covenants related to our mortgage loan.

Distributions

In order to qualify as a REIT, we are required to make distributions, other than capital gain distributions, to our stockholders each year in the amount of at least 90% of our taxable income. We may make distributions in the form of cash or other property, including distributions of our own securities. While we generally expect to pay distributions from cash flows provided by operating activities, we have and may continue to cover periodic shortfalls between distributions paid and cash flows from operating activities with proceeds from other sources such as from cash flows provided by financing activities, a component of which could include borrowings, whether collateralized by our properties or unsecured, or net sales proceeds from the sale of real estate.

The following table presents total cash distributions declared, and cash distributions per share on a quarterly basis for the years ended December 31, 2024 and 2023 (in thousands, except per share data):

Periods	Cash Distributions per Share	Total Cash Distributions Declared (1)	Cash Flows Provided by Operating Activities (2)
2024 Quarters
First	$0.02560	$4,453	$7,148
Second	0.02560	4,453	13,505
Third	0.02560	4,453	10,312
Fourth	0.02560	4,453	9,325

Total	$0.10240	$17,812	$40,290

2023 Quarters
First	$0.02560	$4,453	$5,328
Second	0.02560	4,453	11,415
Third	0.02560	4,454	7,873
Fourth	0.02560	4,453	7,338

Total	$0.10240	$17,813	$31,954

F-10

FOOTNOTES:

(1)

For the years ended December 31, 2024 and 2023, our net loss attributable to common stockholders was approximately $14.5 million and $25.7 million, respectively, while cash distributions declared for each of the periods were approximately $17.8 million. For each of the years ended December 31, 2024 and 2023, 100% of cash distributions declared to stockholders were considered to be funded with cash provided by operating activities as calculated on a quarterly basis for GAAP purposes.

(2)

Cash flows from operating activities calculated in accordance with GAAP are not necessarily indicative of the amount of cash available to pay distributions and as such our board of directors uses other measures such as FFO and MFFO in order to evaluate the level of distributions.

Distributions to Noncontrolling Interests

During the year ended December 31, 2023, our consolidated joint venture paid distributions of approximately $0.1 million, to the co-venture partner, representing its pro rata share of operating cash flows. During the year ended December 31, 2024, we did not pay distributions to noncontrolling interests from operating cash flows. As described above in “Liquidity and Capital Resources - Uses of Liquidity and Capital Resources - Purchase of Noncontrolling Interest”, on November 1, 2024, we acquired the remaining 5% noncontrolling interest in our consolidated joint venture from our co-venture partner and currently own a 100% interest in this joint venture.

Results of Operations

We are not aware of other material trends or uncertainties, favorable or unfavorable, that may be reasonably anticipated to have a material impact on either capital resources or the revenues or income to be derived from the operation of properties, other than those referred to in the risk factors identified in “Part I, Item 1A” of this report.

The following discussion and analysis should be read in conjunction with the accompanying consolidated financial statements and the notes thereto.

Fiscal year ended December 31, 2024 as compared to the fiscal year ended December 31, 2023

As of each of December 31, 2024 and 2023, excluding our vacant land, we owned 69 consolidated operating investment properties.

	Investment count as of December 31,
Consolidated operating investment types:	2024	2023
Seniors housing leased	15	15
Seniors housing managed	54	54

	69	69

Rental Income and Related Revenues. Rental income and related revenues were approximately $27.3 million and $26.9 million for the years ended December 31, 2024 and 2023, respectively.

Resident Fees and Services. Resident fees and services income was approximately $338.7 million and $314.6 million for the years ended December 31, 2024 and 2023, respectively. The increase in revenue during the year ended December 31, 2024, was primarily due to an increase in average occupancy and increases in rates charged to our residents.

Property Operating Expenses. Property operating expenses were approximately $245.5 million and $235.5 million for the years ended December 31, 2024 and 2023, respectively. Property operating expenses increased during the year ended December 31, 2024, primarily due to an increase in average occupancy.

F-11

General and Administrative Expenses. General and administrative expenses were approximately $8.8 million and $9.1 million for the years ended December 31, 2024 and 2023, respectively. General and administrative expenses were comprised primarily of personnel expenses of affiliates of our Advisor, directors’ and officers’ insurance, franchise taxes, sales taxes, accounting and legal fees, and board of director fees.

Asset Management Fees. We incurred asset management fees of approximately $13.4 million and $13.9 million for the years ended December 31, 2024 and 2023, respectively.

Property Management Fees. We incurred property management fees payable to our third-party property managers of approximately $16.7 million and $15.4 million for the years ended December 31, 2024 and 2023, respectively. The property management fees are based on a percentage of revenues under the property management agreement and the increase across periods is reflective of the increase in average occupancy and resident fees and service revenue over the same period as described above.

Financing Coordination Fees. We did not incur any financing coordination fees for the year ended December 31, 2024. We incurred financing coordination fees of approximately $2.7 million for the year ended December 31, 2023, related to refinancing the 2023 Credit Facilities and the refinancing of the $16.3 million mortgage loan secured by five operating properties.

Depreciation and Amortization. Depreciation and amortization expenses were approximately $50.7 million and $51.2 million for the years ended December 31, 2024 and 2023, respectively. Depreciation and amortization expenses are comprised of depreciation and amortization of the buildings, equipment, land improvements and in-place leases related to our real estate portfolio. The decrease during the year ended December 31, 2024, as compared to the year ended December 31, 2023, is primarily due to in-place lease intangibles from the January 1, 2022 consolidation of the Windsor Manor assets becoming fully amortized during year ended December 31, 2023.

Interest and Other Income. Interest and other income was approximately $1.1 million and $3.1 million for the years ended December 31, 2024 and 2023, respectively. Interest and other income during the year ended December 31, 2023 included approximately $1.0 million in federal/state governmental grants recognized. In response to the coronavirus pandemic, the federal government and some states provided funds to providers of seniors housing communities. We recorded these grant funds as other income in the accompanying consolidated statements of operations as all conditions of the grant had been met. Interest and other income also included approximately $0.8 million in interest income from investments in U.S. Treasuries for the year ended December 31, 2023.

Interest Expense and Loan Cost Amortization. Interest expense and loan cost amortization were approximately $45.9 million and $41.9 million for the years ended December 31, 2024 and 2023, respectively. The increase in interest expense and loan cost amortization was primarily due to an increase in our weighted average interest costs from the refinancing of our 2023 Credit Facilities in December 2023 and an increase in the amortization of debt issuance cost incurred as part of the refinancing. During the years ended December 31, 2024 and 2023, we were able to partially mitigate the full impact from the elevated interest rate environment through the interest rate protection we put in place as part of our overall variable debt hedging strategy.

Net Operating Income

We generally expect to meet future cash needs for general and administrative expenses, debt service and distributions from NOI. We define NOI, a non-GAAP measure, as total revenues less the property operating expenses and property management fees from managed properties. We use NOI as a key performance metric for internal monitoring and planning purposes, including the preparation of annual operating budgets and monthly operating reviews, as well as to facilitate analysis of future investment and business decisions. It does not represent cash flows from operating activities in accordance with GAAP and should not be considered to be an

F-12

alternative to net income or loss (determined in accordance with GAAP) as an indication of our operating performance or to be an alternative to cash flows from operating activities (determined in accordance with GAAP) as a measure of our liquidity. We believe the presentation of this non-GAAP measure is important to the understanding of our operating results for the periods presented because it is an indicator of the return on property investment and provides a method of comparing property performance over time. We aggregate NOI on a “same-store” basis for comparable properties that we have owned during the entirety of all periods presented. The chart below presents a reconciliation of our net income to NOI for the years ended December 31, 2024 and 2023 (in thousands) and the amount invested in properties as of December 31, 2024 and 2023 (in millions):

	Years Ended December 31,		Change
	2024	2023	$	%
Net loss	$(14,418)	$(25,664)
Adjusted to exclude:
General and administrative expenses	8,759	9,101
Financing coordination fees	—	2,671
Asset management fees	13,353	13,856
Depreciation and amortization	50,689	51,234
Other expenses, net of other income	44,717	38,760
Income tax expense	611	560

Same-store NOI	$103,711	$90,518	$13,193	14.6%

Invested in operating properties, end of period	$1,740	$1,739

Overall, our same-store NOI for the year ended December 31, 2024 increased by approximately $13.2 million, as compared to the prior year. Same-store NOI increased primarily due to an increase in average occupancy and increases in rates charged to our residents during the year ended December 31, 2024, partially offset by higher operating expenses.

Funds from Operations and Modified Funds from Operations

Due to certain unique operating characteristics of real estate companies, as discussed below, the National Association of Real Estate Investment Trusts, (“NAREIT”) promulgated a measure known as funds from operations (“FFO”), which we believe to be an appropriate supplemental measure to reflect the operating performance of a REIT. The use of FFO is recommended by the REIT industry as a supplemental performance measure. FFO is not equivalent to net income or loss as determined under GAAP.

We define FFO, a non-GAAP measure, consistent with the standards approved by the Board of Governors of NAREIT. NAREIT defines FFO as net income or loss computed in accordance with GAAP, excluding gains or losses from sales of property, real estate asset impairment write-downs, plus depreciation and amortization of real estate related assets, and after adjustments for unconsolidated partnerships and joint ventures. Our FFO calculation complies with NAREIT’s policy described above.

The historical accounting convention used for real estate assets requires straight-line depreciation of buildings and improvements, which implies that the value of real estate assets diminishes predictably over time, especially if such assets are not adequately maintained or repaired and renovated as required by relevant circumstances and/or is requested or required by lessees for operational purposes in order to maintain the value of the property. We believe that, because real estate values historically rise and fall with market conditions, including inflation, interest rates, the business cycle, unemployment and consumer spending, presentations of operating results for a REIT using historical accounting for depreciation may be less informative. Historical accounting for real estate involves the use of GAAP. Any other method of accounting for real estate such as the fair value method cannot be construed to be any more accurate or relevant than the comparable methodologies of real estate valuation found in GAAP. Nevertheless, we believe that the use of FFO, which excludes the impact of real estate related

F-13

depreciation and amortization, provides a more complete understanding of our performance to investors and to management, and when compared year over year, reflects the impact on our operations from trends in occupancy rates, rental rates, operating costs, general and administrative expenses, and interest costs, which may not be immediately apparent from net income or loss. However, FFO and MFFO, as described below, should not be construed to be more relevant or accurate than the current GAAP methodology in calculating net income or loss in its applicability in evaluating operating performance. The method utilized to evaluate the value and performance of real estate under GAAP should be construed as a more relevant measure of operational performance and considered more prominently than the non-GAAP FFO and MFFO measures and the adjustments to GAAP in calculating FFO and MFFO.

Changes in the accounting and reporting promulgations under GAAP (for acquisition fees and expenses for business combinations from a capitalization/depreciation model) to an expensed-as-incurred model that were put into effect in 2009, and other changes to GAAP accounting for real estate subsequent to the establishment of NAREIT’s definition of FFO, have prompted an increase in cash-settled expenses, specifically acquisition fees and expenses, as items that are expensed under GAAP and accounted for as operating expenses. Our management believes these fees and expenses do not affect our overall long-term operating performance. Publicly registered, non-listed REITs typically have a significant amount of acquisition activity and are substantially more dynamic during their initial years of investment and operation. While other start up entities may also experience significant acquisition activity during their initial years, we believe that non-listed REITs are unique in that they have a limited life with targeted exit strategies within a relatively limited time frame after acquisition activity ceases. Due to the above factors and other unique features of publicly registered, non-listed REITs, the IPA has standardized a measure known as modified funds from operations (“MFFO”) which the IPA has recommended as a supplemental measure for publicly registered non-listed REITs and which we believe to be another appropriate supplemental measure to reflect the operating performance of a non-listed REIT. MFFO is not equivalent to our net income or loss as determined under GAAP, and MFFO may not be a useful measure of the impact of long-term operating performance on value if we do not continue to operate with a limited life and targeted exit strategy, as currently intended. We believe that because MFFO excludes costs that we consider more reflective of investing activities and other non-operating items included in FFO and also excludes acquisition fees and expenses that affect our operations only in periods in which properties are acquired, MFFO can provide, on a going forward basis, an indication of the sustainability (that is, the capacity to continue to be maintained) of our operating performance after the period in which we acquired our properties and once our portfolio is in place. By providing MFFO, we believe we are presenting useful information that assists investors and analysts to better assess the sustainability of our operating performance after our properties have been acquired. We also believe that MFFO is a recognized measure of sustainable operating performance by the non-listed REIT industry.

We define MFFO, a non-GAAP measure, consistent with the IPA’s Guideline 2010-01, Supplemental Performance Measure for Publicly Registered, Non-Listed REITs: MFFO, or the Practice Guideline, issued by the IPA in November 2010. The Practice Guideline defines MFFO as FFO further adjusted for the following items, as applicable, included in the determination of GAAP net income or loss: acquisition fees and expenses; amounts relating to deferred rent receivables and amortization of above and below market leases and liabilities (which are adjusted from a GAAP accrual basis in order to reflect such payments on a cash basis of amounts expected to be received for such lease and rental payments); contingent purchase price consideration adjustments; accretion of discounts and amortization of premiums on debt investments; mark-to-market adjustments included in net income or loss; gains or losses included in net income from the extinguishment or sale of debt, hedges, foreign exchange, derivatives or securities holdings where trading of such holdings is not a fundamental attribute of the business plan; and unrealized gains or losses resulting from consolidation from, or deconsolidation to, equity accounting and after adjustments for consolidated and unconsolidated partnerships and joint ventures, with such adjustments calculated to reflect MFFO on the same basis. The accretion of discounts and amortization of premiums on debt investments, unrealized gains and losses on hedges, foreign exchange, derivatives or securities holdings, unrealized gains and losses resulting from consolidations, as well as other

F-14

listed cash flow adjustments are adjustments made to net income or loss in calculating the cash flows provided by operating activities and, in some cases, reflect gains or losses which are unrealized and may not ultimately be realized.

Our MFFO calculation complies with the IPA’s Practice Guideline described above. In calculating MFFO, we exclude acquisition related expenses. Under GAAP, acquisition fees and expenses are characterized as operating expenses in determining operating net income or loss. These expenses are paid in cash by us. All paid and accrued acquisition fees and expenses will have negative effects on returns to investors, the potential for future distributions, and cash flows generated by us, unless earnings from operations or net sales proceeds from the disposition of other properties are generated to cover the purchase price of the property.

Our management uses MFFO and the adjustments used to calculate it in order to evaluate our performance against other non-listed REITs which have limited lives with short and defined acquisition periods and targeted exit strategies shortly thereafter. As noted above, MFFO may not be a useful measure of the impact of long-term operating performance on value if we do not continue to operate in this manner. We believe that our use of MFFO and the adjustments used to calculate it allow us to present our performance in a manner that reflects certain characteristics that are unique to non-listed REITs, such as their limited life, limited and defined acquisition period and targeted exit strategy, and hence that the use of such measures is useful to investors. For example, acquisition costs are funded from our subscription proceeds and other financing sources and not from operations.

By excluding expensed acquisition costs, the use of MFFO provides information consistent with management’s analysis of the operating performance of the properties.

Presentation of this information is intended to provide useful information to investors as they compare the operating performance of different non-listed REITs, although it should be noted that not all REITs calculate FFO and MFFO the same way and as such comparisons with other REITs may not be meaningful. Furthermore, FFO and MFFO are not necessarily indicative of cash flows available to fund cash needs and should not be considered as an alternative to net income (or loss) or income (or loss) from continuing operations as an indication of our performance, as an alternative to cash flows from operations, as an indication of our liquidity, or indicative of funds available to fund our cash needs including our ability to make distributions to our stockholders. FFO and MFFO should be reviewed in conjunction with other GAAP measurements as an indication of our performance. MFFO is useful in assisting management and investors in assessing the sustainability of operating performance in future operating periods.

Neither the SEC, NAREIT nor any other regulatory body has passed judgment on the acceptability of the adjustments we use to calculate FFO or MFFO. In the future, the SEC, NAREIT or another regulatory body may decide to standardize the allowable adjustments across the non-listed REIT industry and we would have to adjust our calculation and characterization of FFO or MFFO.

The following table presents a reconciliation of net income to FFO and MFFO for the years ended December 31, 2024, 2023 and 2022 (in thousands, except per share data):

	Year Ended December 31,
	2024	2023	2022
Net loss attributable to common stockholders	$(14,462)	$(25,698)	$(1,453)
Adjustments:
Depreciation and amortization	50,689	51,234	54,242
Gain on sale of real estate (1)	—	—	(6,282)
Gain on change of control of a joint venture (2)	—	—	(8,376)
FFO adjustments attributable to noncontrolling interests (3)	(51)	(49)	821

FFO attributable to common stockholders	36,176	25,487	38,952

F-15

	Year Ended December 31,
	2024	2023	2022
Straight-line rent adjustments (4)	1,701	1,737	1,209
Amortization of premium for debt investments	—	(17)	(42)
Realized loss on extinguishment of debt (5)	—	130	28
MFFO adjustments attributable to noncontrolling interests(3)	(1)	(4)	12

MFFO attributable to common stockholders	$37,876	$27,333	$40,159

Weighted average number of shares of common stock outstanding (basic and diluted)	173,942	173,958	173,960

Net loss per share (basic and diluted)	$(0.08)	$(0.15)	$(0.01)

FFO per share (basic and diluted)	$0.21	$0.15	$0.22

MFFO per share (basic and diluted)	$0.22	$0.16	$0.23

FOOTNOTES:

(1)

Management believes that adjusting for the gain on sale of real estate is appropriate because the adjustment is not reflective of our ongoing operating performance and, as a result, the adjustment better aligns results with management’s analysis of operating performance.

(2)

Management believes that adjusting for the gain on change of control of a joint venture is appropriate because the adjustment is not reflective of our ongoing operating performance and, as a result, the adjustment better aligns results with management’s analysis of operating performance.

(3)

On November 1, 2024, we acquired the remaining 5% noncontrolling interest in our consolidated joint venture from our co-venture partner and currently own a 100% interest in this joint venture. We no longer have any noncontrolling interests.

(4)

Under GAAP, rental receipts are allocated to periods using various methodologies. This may result in income or expense recognition that is significantly different than underlying contract terms. By adjusting for these items (from a GAAP accrual basis in order to reflect such payments on a cash basis of amounts expected to be received for such lease and rental payments), MFFO provides useful supplemental information on the realized economic impact of lease terms and debt investments, providing insight on the contractual cash flows of such lease terms and debt investments, and aligns results with management’s analysis of operating performance.

(5)

Management believes that adjusting for the realized loss on the extinguishment of debt, hedges or other derivatives is appropriate because the adjustments are not reflective of our ongoing operating performance and, as a result, the adjustments better align results with management’s analysis of operating performance.

Related-Party Transactions

Our Advisor and its affiliates are entitled to reimbursement of certain costs incurred on our behalf in connection with our organization, acquisitions, dispositions and operating activities. To the extent that operating expenses payable or reimbursable by us in any four consecutive fiscal quarters (“Expense Year”), commencing with the Expense Year ending June 30, 2013, exceed the greater of 2% of average invested assets or 25% of net income, the Advisor shall reimburse us, within 60 days after the end of the Expense Year, the amount by which the total operating expenses paid or incurred by us exceed the greater of the 2% or 25% threshold. Notwithstanding the above, we may reimburse the Advisor for expenses in excess of this limitation if a majority of our independent directors determines that such excess expenses are justified based on unusual and non-recurring factors. For the Expense Year ended December 31, 2024, the Company did not incur operating expenses in excess of the limitation.

See Item 8. “Financial Statements and Supplemental Data - Note 8. Related Party Arrangements” in the accompanying consolidated financial statements for additional information.

F-16

Critical Accounting Policies and Estimates

Below is a discussion of the accounting policies that management believes are critical. We consider these policies critical because they involve difficult management judgments and assumptions, require estimates about matters that are inherently uncertain and because they are important for understanding and evaluating our reported financial results. These judgments will affect the reported amounts of assets and liabilities and our disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. With different estimates or assumptions, materially different amounts could be reported in our financial statements. Additionally, other companies may utilize different estimates that may impact the comparability of our results of operations to those of companies in similar businesses. See Item 8. “Financial Statements and Supplemental Data - Note 2. Summary of Significant Accounting Policies” in the accompanying consolidated financial statements for additional information.

Basis of Presentation and Consolidation. Our consolidated financial statements will include our accounts, the accounts of our wholly owned subsidiaries and through November 1, 2024, the accounts of a variable interest entity (“VIE”) in which we were the primary beneficiary. All material intercompany accounts and transactions will be eliminated in consolidation.

In accordance with the guidance for the consolidation of a VIE, we are required to identify entities for which control is achieved through means other than voting rights and to determine the primary beneficiary of our VIE. We qualitatively assess whether we are the primary beneficiary of a VIE and consider various factors including, but not limited to, the design of the entity, its organizational structure including decision-making ability and financial agreements, our ability and the rights of others to participate in policy making decisions, as well as our ability to replace the VIE manager and/or liquidate the entity.

Use of Estimates. The preparation of financial statements in conformity with GAAP requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the consolidated financial statements, the reported amounts of revenues and expenses during the reporting periods and the disclosure of contingent liabilities. For example, significant assumptions are made in the analysis of real estate impairments (when such impairments exist), the valuation of contingent assets and liabilities, and the valuation of restricted common stock shares issued to the Advisor. Accordingly, actual results could differ from those estimates.

Assets Held For Sale, net and Discontinued Operations. The Company determines to classify a property as held for sale once management has the authority to approve and commits to a plan to sell the property, the property is available for immediate sale, there is an active program to locate a buyer, the sale of the property is probable and the transfer of the property is expected to occur within one year. Upon the determination to classify a property as held for sale, the Company ceases recording further depreciation and amortization relating to the associated assets and those assets are measured at the lower of its carrying amount or fair value less disposition costs and are presented separately in the consolidated balance sheets for all periods presented. In addition, the Company classifies assets held for sale as discontinued operations if the disposal represents a strategic shift that has (or will have) a major effect on the Company’s operations and financial results. For any disposal(s) qualifying as discontinued operations, the Company allocates interest expense and loan cost amortization that directly relates to either: (1) expense on mortgages and other notes payable collateralized by properties classified as discontinued operations; or (2) expense on the Company’s 2023 Credit Facilities, which is allocated based on the value of the properties that are classified as discontinued operations since these properties are included in the 2023 Credit Facilities’ unencumbered pool of assets and the related indebtedness is required to be repaid upon sale of the properties.

Impairment of Real Estate Assets. Real estate assets are reviewed on an ongoing basis to determine whether there are any impairment indicators. Management considers potential impairment indicators to primarily include (i) changes in a real estate asset’s operating performance, such as a current period net operating loss combined

F-17

with a history of net operating losses, or a projection or forecast that demonstrates continuing losses associated with the use of a real estate asset or (ii) a current expectation that, more likely than not, a real estate asset will be sold or otherwise disposed of significantly before the end of its previously estimated holding period. To assess if an asset group is potentially impaired, we compare the estimated current and projected undiscounted cash flows, including estimated net sales proceeds, of the asset group over its remaining useful life, or our estimated holding period if shorter, to the net carrying value of the asset group. Such cash flow projections consider factors such as expected future operating income, trends and prospects, as well as the effects of demand, competition and other factors. In the event that the carrying value exceeds the undiscounted operating cash flows, we would recognize an impairment provision to adjust the carrying value of the asset group to the estimated fair value of the asset group.

When impairment indicators are present for real estate indirectly owned, through an investment in a joint venture or other similar investment structure accounted for under the equity method, we will compare the estimated fair value of our investment to the carrying value. An impairment charge will be recorded to the extent the fair value of our investment is less than the carrying amount and the decline in value is determined to be other than a temporary decline.

Income Taxes. To qualify as a REIT, we are subject to certain organizational and operational requirements, including a requirement to distribute to stockholders each year at least 90% of our annual REIT taxable income (which is computed without regard to the dividends-paid deduction or net capital gain and which does not necessarily equal net income as calculated in accordance with GAAP). As a REIT, we generally will not be subject to U.S. federal income tax on income that we distribute as dividends to our stockholders. If we fail to qualify as a REIT in any taxable year, we will be subject to U.S. federal income tax on our taxable income at regular corporate income tax rates and generally will not be permitted to qualify for treatment as a REIT for federal income tax purposes for the four taxable years following the year during which qualification is lost, unless the IRS grants us relief under certain statutory provisions. Even if we qualify for taxation as a REIT, we may be subject to certain state and local taxes on our income and property, and U.S. federal income and excise taxes on our undistributed income.

We have and will continue to form subsidiaries which may elect to be taxed as a TRS for U.S. federal income tax purposes. Under the provisions of the Internal Revenue Code and applicable state laws, a TRS will be subject to tax on its taxable income from its operations. We will account for federal and state income taxes with respect to a TRS using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated financial statement carrying amounts of existing assets and liabilities, the respective tax bases, operating losses and/or tax-credit carryforwards.

Revenue Recognition. Rental income and related revenues for operating leases are recognized based on the assessment of collectability of lease payments. When collectability is probable at commencement of the lease, lease income is recognized on an accrual basis and includes rental income that is recorded on the straight-line basis over the term of the lease. Collectability is reassessed during the lease term. When collectability of lease payments is no longer probable, lease income is recorded on a cash basis and limited to the amount of lease payments collected. In addition, lease related costs (the deferred rent from prior GAAP straight-line adjustments, unamortized lease costs and other lease related intangibles) are written-off when the Company determines that these assets are no longer realizable.

Rental income and related revenues recorded on an accrual basis include rental income that is recorded on the straight-line basis over the terms of the leases for new leases and the remaining terms of existing leases for those acquired as part of a property acquisition. The straight-line method records the periodic average amount of base rent earned over the term of a lease, taking into account contractual rent increases over the lease term. We record the difference between base rent revenues earned and amounts due per the respective lease agreements, as applicable, as an increase or decrease to deferred rent and lease incentives in the accompanying consolidated balance sheets.

F-18

Rental income and related revenues also includes tenant reimbursements that represent amounts tenants are required to reimburse us for expenses incurred on behalf of the tenants, in accordance with the terms of the leases and are recognized in the period in which the related reimbursable expenses are incurred, such as real estate taxes, common area maintenance, and similar items.

We account for our resident agreements as a single performance obligation under ASC Topic 606 given our overall promise to provide a series of stand-ready goods and services to our residents each month. Resident fees and services are recorded in the period in which the goods are provided and the services are performed and generally consist of (1) monthly rent, which covers occupancy of the residents’ unit as well as basic services, such as utilities, meals and certain housekeeping services, and (2) service level charges, such as assisted living care, memory care and ancillary services. Resident agreements are generally short-term in nature, billed monthly in advance and cancellable by the residents with a 30-day notice. Resident agreements may require the payment of upfront fees prior to moving into the community with any non-refundable portion of such fees being recorded as deferred revenue and amortized over the estimated resident stay.

Impact of Accounting Pronouncements

See Item 8. “Financial Statements and Supplemental Data - Note 2. Summary of Significant Accounting Policies” for additional information about the impact of accounting pronouncements.

Item 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

We may be exposed to interest rate changes primarily as a result of the long-term debt we used to acquire properties and other permitted investments, as well as impacts of volatile credit markets and an elevated interest rate environment. Our management objectives related to interest rate risk are to limit the impact of interest rate changes on earnings and on operating cash flows. To achieve our objectives, we borrow at fixed rates or variable rates with the lowest margins available, and in some cases, with the ability to convert from variable rates to fixed rates. With regard to variable rate financing, we assess interest rate cash flow risk by continually identifying and monitoring changes in interest rate exposures that may adversely impact expected future cash flows and by evaluating hedging opportunities.

The following is a schedule as of December 31, 2024 of our variable rate debt maturities for each of the next five years and thereafter (principal maturities only) (in thousands):

	Expected Maturities
	2025	2026	2027	2028	2029	Thereafter	Total	Fair Value(1)
Variable rate debt	$308	$569,542	$—	$—	$—	$—	$569,850	$569,847

Average interest rate on variable rate debt(2)	2.36% + Term SOFR	2.36% + Term SOFR	—%	—%	—%	—%	2.36% + Term SOFR

FOOTNOTES:

(1)

The estimated fair value of our fixed and variable rate debt was determined using discounted cash flows based on market interest rates as of December 31, 2024. We determined market rates through discussions with our existing lenders by pricing our loans with similar terms and current rates and spreads.

(2)	Term SOFR is defined in the respective debt agreement.

F-19

Management estimates that a hypothetical one-percentage point increase in variable rates, compared to variable rates as of December 31, 2024, disregarding the impact of our interest rate protection in place, would increase interest expense by approximately $5.7 million on an annualized basis based on variable rate debt outstanding as of December 31, 2024. This sensitivity analysis contains certain simplifying assumptions, and although it gives an indication of our exposure to changes in interest rates, it is not intended to predict future results and actual results will likely vary given that our sensitivity analysis on the effects of changes in SOFR does not factor in a potential change in variable rate debt levels or interest rate protection provided by interest rate caps and swaps.

As of December 31, 2024, the Company’s debt is comprised of approximately 65.8% in variable rate debt with current interest rate protection and approximately 34.2% of unhedged variable rate debt. The remaining unhedged variable rate debt primarily relates to our 2023 Credit Facilities. Overall, we believe longer term fixed rate debt could be beneficial in a rising interest rate or rising inflation rate environment and as such we continue to evaluate the need for additional interest rate protection on unhedged variable rate debt or variable rate debt with interest rate protection scheduled to mature.

F-20

Management’s Discussion and Analysis of

Financial Condition and Results of Operations

For the Nine Months Ended September 30, 2025

Introduction

The following discussion is based on the condensed consolidated financial statements as of September 30, 2025 (unaudited) and December 31, 2024. Amounts as of December 31, 2024 included in the unaudited condensed consolidated balance sheets have been derived from the audited consolidated financial statements as of that date. This information should be read in conjunction with the accompanying unaudited condensed consolidated balance sheets and the notes thereto, as well as the audited consolidated financial statements, notes and management’s discussion and analysis included in our Annual Report on Form 10-K for the year ended December 31, 2024.

Overview

CNL Healthcare Properties, Inc. is a Maryland corporation that elected to be taxed as a REIT for U.S. federal income tax purposes. We have and intend to continue to be organized and operate in a manner that allows us to remain qualified as a REIT for federal income tax purposes. The terms “us,” “we,” “our,” “Company” and “CNL Healthcare Properties” include CNL Healthcare Properties, Inc. and each of its subsidiaries.

Substantially all of our assets are held by, and all operations are conducted, either directly or indirectly, through: (1) the Operating Partnership in which we are the sole limited partner and our wholly owned subsidiary, CHP GP, LLC, is the sole general partner; (2) a wholly owned TRS, CHP TRS Holding, Inc.; (3) property owner subsidiaries and lender subsidiaries, which are single purpose entities; and (4) through November 1, 2024, an investment in a consolidated joint venture.

We are externally managed and advised by CNL Healthcare Corp. (the “Advisor”). Our Advisor has responsibility for our day-to-day operations, serving as our consultant in connection with policy decisions to be made by our board of directors, and for identifying, recommending and executing on Possible Strategic Alternatives (as described below under “Possible Strategic Alternatives”), and dispositions on our behalf pursuant to the Advisory Agreement. In June 2023, we amended the Advisory Agreement and extended it through June 2025. On May 7, 2025, the Company, the Operating Partnership and the Advisor agreed to renew the Advisory Agreement for a one-year term ending June 30, 2026. For additional information on our Advisor, its affiliates or other related parties, as well as the fees and reimbursements we pay, see Note 7. “Related Party Arrangements.”

As of September 30, 2025, our seniors housing investment portfolio consisted of interests in 70 properties, consisting of a geographically diversified portfolio of 69 seniors housing communities and one vacant land parcel. The types of seniors housing properties that we own include independent and assisted living facilities, continuing care retirement communities and Alzheimer’s/memory care facilities.

Possible Strategic Alternatives

In 2017, we began evaluating possible strategic alternatives to provide liquidity to our stockholders. In April 2018, our board of directors formed a special committee consisting solely of our independent directors (“Special Committee”) to consider possible strategic alternatives, including, but not limited to (i) the listing of our or one of our subsidiaries’ common stock on a national securities exchange; (ii) an orderly disposition of our assets or one or more of our asset classes and the distribution of the net sale proceeds thereof to our stockholders; and (iii) a potential business combination or other transaction with a third-party or parties that provides our stockholders with cash and/or securities of a publicly traded company (collectively, among other options, “Possible Strategic Alternatives”). Since 2018, the Special Committee has engaged KeyBanc Capital Markets Inc. to act as its financial advisor in connection with exploring our Possible Strategic Alternatives.

F-21

In connection with our consideration of the Possible Strategic Alternatives, our board of directors suspended both our Reinvestment Plan and our common stock redemption plan (“Redemption Plan”) effective July 11, 2018. In addition, as part of executing on Possible Strategic Alternatives, our board of directors committed to a plan to sell 70 properties, consisting of medical office buildings, post-acute care facilities, acute care hospitals and several skilled nursing facilities across the U.S. The Company completed the sale of the last of the 70 properties in 2022.

On November 4, 2025, we entered into the Merger Agreement with Sonida Senior Living whereby Sonida Senior Living will acquire 100% of the outstanding common stock of the Company in a cash and stock transaction valued at approximately $1.8 billion. Under the terms of the Merger Agreement, each outstanding share of our common stock will be converted into shares of Sonida Senior Living common stock based on an exchange ratio, as defined in the Merger Agreement, and $2.32 in cash. The exchange ratio is subject to collar mechanisms depending on the trading price of Sonida Senior Living common stock, set forth in the Merger Agreement.

The acquisition transaction is subject to customary closing conditions for each of the Company and Sonida Senior Living, including approval by our stockholders, approval by Sonida Senior Living’s stockholders, regulatory consents, authorization for listing of the new shares of Sonida Senior Living common stock, effectiveness of a registration statement, and absence of material adverse effects for either Sonida Senior Living or the Company, respectively. Additional conditions to the Company’s obligation to close the transaction include placement of director and officer insurance, board appointments, and consummation of an equity financing by Sonida Senior Living. Additional conditions to Sonida Senior Living’s obligation to close the transaction include a transition services agreement not having been terminated, delivery of a plan of liquidation and delivery of an opinion regarding the Company’s status as a REIT. Either party may terminate the agreement under certain conditions. Assuming all closing conditions are met, we anticipate closing on the merger transaction in the second quarter of 2026. However, there can be no assurance that the closing conditions will be satisfied or that the merger agreement will be consummated.

For additional information on the Merger Agreement, please refer to our Current Report on Form 8-K filed with the SEC on November 5, 2025.

Seniors Housing Portfolio

Our remaining investment focus is in seniors housing communities. We have invested in or developed the following types of seniors housing properties:

Independent Living Facilities. Independent living facilities are age-restricted, multi-family rental or ownership (condominium) housing with central dining facilities that provide residents, as part of a monthly fee, meals and other services such as housekeeping, linen service, transportation, social and recreational activities.

Assisted Living Facilities. Assisted living facilities are usually state-regulated rental properties that provide the same services as independent living facilities, but also provide, in a majority of the units, supportive care from trained employees to residents who are unable to live independently and require assistance with activities of daily living. The additional services may include assistance with bathing, dressing, eating, and administering medications.

Memory Care/Alzheimer’s Facilities. Those suffering from the effects of Alzheimer’s disease or other forms of memory loss need specialized care. Memory care/Alzheimer’s centers provide the specialized care for this population including residential housing and assistance with the activities of daily living.

Portfolio Overview

As of September 30, 2025, our healthcare investment portfolio consisted of interests in 70 properties, comprising 69 seniors housing communities and one vacant land parcel.

F-22

We believe demographic trends and compelling supply and demand indicators present a strong case for an investment focus on seniors housing real estate and real estate-related assets. Our seniors housing investment portfolio is geographically diversified with properties in 26 states. The map below shows our seniors housing investment portfolio across geographic regions as of November 12, 2025:

The following table summarizes our seniors housing investment portfolio by investment structure as of November 12, 2025:

Type of Investment	Number of Investments	Amount of Investments (in millions)	Percentage of Total Investments
Consolidated investments:
Seniors housing leased (1)	15	$311.0	17.8%
Seniors housing managed (2)	54	1,429.1	82.1
Vacant land	1	1.1	0.1

	70	$1,741.2	100.0%

FOOTNOTES:

(1)	Properties that are leased to third-party tenants for which we report rental income and related revenues.
(2)

Properties that are leased to TRS entities and managed pursuant to third-party management contracts (i.e. RIDEA structure) where we report resident fees and services, and the corresponding property operating expenses.

Portfolio Evaluation

While we are not directly impacted by the performance of the underlying properties leased to third-party tenants, we believe that the financial and operational performance of our tenants provides an indication about the stability of our tenants and their ability to pay rent. To the extent that our tenants, managers or joint venture partners experience operating difficulties and become unable to generate sufficient cash to make rent payments to us, there could be a material adverse impact on our consolidated results of operations, liquidity and/or financial condition. Our tenants and managers are generally contractually required to provide this information to us in accordance with their respective lease and/or management agreements. Therefore, in order to mitigate the aforementioned risk, we monitor our investments through a variety of methods determined by the type of property.

F-23

We monitor the credit of our tenants to stay abreast of any material changes in credit quality. We monitor credit quality by (1) reviewing financial statements that are required to be delivered to us under the applicable lease, (2) direct interaction with onsite property managers, (3) monitoring news and rating agency reports regarding our tenants (or their parent companies) and their underlying businesses, (4) monitoring the timeliness of rent collections and (5) monitoring lease coverage.

When evaluating the performance of our seniors housing portfolio, management reviews property-level operating performance versus budgeted expectations, conducts periodic operational review calls with operators and conducts periodic property inspections or site visits. Management also reviews occupancy levels and monthly revenue per occupied unit, which we define as total revenue divided by average number of occupied units. Similarly, when evaluating the performance of our third-party operators, management reviews monthly financial statements, property-level operating performance versus budgeted expectations, conducts periodic operational review calls with operators and conducts periodic property inspections or site visits. All of the aforementioned operating and statistical metrics assist us in determining the ability of our properties or operators to achieve market rental rates, to assess the overall performance of our diversified healthcare portfolio, and to review compliance with leases, debt, licensure, real estate taxes, and other collateral.

Significant Tenants and Operators

Our real estate portfolio of 69 seniors housing properties is operated by a mix of national or regional operators and the following represents the significant tenants and operators that lease or manage 10% or more of our rentable space as of November 12, 2025, excluding the vacant land parcel:

Tenants	Number of Properties	Rentable Square Feet (in thousands)	Percentage of Rentable Square Feet	Lease Expiration Year
TSMM Management, LLC	13	1,261	77.5%	2030
Wellmore, LLC	2	366	22.5	2031-2032

	15	1,627	100.0%

Operators	Number of Properties	Rentable Square Feet (in thousands)	Percentage of Rentable Square Feet	Operator Expiration Year
Integrated Senior Living, LLC	7	1,948	30.8%	2026
Prestige Senior Living, LLC	13	895	14.2	2026
Morningstar Senior Management, LLC	4	834	13.2	2026
Other operators (1)	30	2,645	41.8	2026-2029

	54	6,322	100.0%

FOOTNOTE:

(1)	Comprised of various operators, each of which comprise less than 10% of our consolidated rentable square footage.

Tenant Lease Expirations

As of September 30, 2025, we owned 15 seniors housing properties that were leased to third party tenants under triple-net operating leases. In May 2025, we entered into new leases with one tenant covering 13 of our properties that were scheduled to expire in May and December 2025. The new leases will expire in May 2030. During the nine months ended September 30, 2025, our rental income represented approximately 7.3% of our total revenues.

F-24

Under the terms of our triple-net lease agreements, each tenant is responsible for payment of property taxes, general liability insurance, utilities, repairs and maintenance, including structural and roof expenses. Each tenant is expected to pay real estate taxes directly to the taxing authorities. However, if the tenant does not pay the real estate taxes, we are liable.

We work with our tenants in advance of the lease expirations or renewal period options in order for us to maintain a balanced lease rollover schedule and high occupancy levels, as well as to enhance the value of our properties through extended lease terms. Certain amendments or modifications to the terms of existing leases could require lender approval.

The following table lists, on an aggregate basis, scheduled expirations for the remainder of 2025, each of the next nine years and thereafter on our consolidated seniors housing portfolio, assuming that none of the tenants exercise any of their renewal options (in thousands, except for number of properties and percentages):

Year of Expiration (1)	Number of Properties	Expiring Leased Square Feet	Expiring Annualized Base Rents (2)	Percentage of Expiring Annual Base Rents
2025	—	—	$—	—%
2026	—	—	—	—
2027	—	—	—	—
2028	—	—	—	—
2029	—	—	—	—
2030	13	1,261	18,598	67.0
2031	1	137	3,936	14.1
2032	1	229	5,237	18.9
2033	—	—	—	—
2034	—	—	—	—
Thereafter	—	—	—	—

Total	15	1,627	$27,771	100.0%

Weighted Average Remaining Lease Term: (3)			5.3 years

FOOTNOTES:

(1)	Represents current lease expiration and does not take into consideration lease renewals available under existing leases at the option of the tenants.
(2)	Represents the current base rent, excluding the impact of future rent increases included in leases, multiplied by 12 and included in the year of expiration.
(3)	Weighted average remaining lease term is the average remaining term weighted by annualized current base rents.

Operator Expirations

As of September 30, 2025, we had 54 seniors housing properties managed by third-party operators. Nearly all of our management agreements have been in place for multiple years, and some include annual auto-renewal clauses which are effective unless a notice of termination is provided by either party. We work with our operators in advance of management agreement expirations or renewal period options in order for us to maintain a balanced operator rollover schedule, which provides us flexibility to execute on possible strategic alternatives, minimize potential early termination fees and align with the broader industry. The management agreements for 20 of our managed seniors housing properties are scheduled to expire within one year or less, all of which are expected to be renewed.

F-25

Liquidity and Capital Resources

General

Our ongoing primary source of capital is proceeds from operating cash flows. Our primary uses of capital include the payment of distributions, payment of operating expenses, funding capital improvements to existing properties and payment of debt service. Generally, we expect to meet short-term working capital needs from our cash flows from operations. As necessary, we may use financings or other sources of capital in the event of unforeseen significant capital expenditures.

Weighted average occupancy was higher during the nine months ended September 30, 2025 as compared to the nine months ended September 30, 2024. Rate increases at our properties as part of ongoing resident lease renewals combined with improved occupancy, as compared to 2024, resulted in an increase in revenues and NOI margins during the nine months ended September 30, 2025.

Macro-economic and geopolitical events around the globe, in addition to a higher for longer interest rate environment, contributed to volatile credit markets in recent years. We have used and may continue to use interest rate caps and swaps for interest rate protection on a portion of our variable rate debt and continue to monitor opportunities to further protect the remaining unhedged variable rate debt.

As of September 30, 2025, we had approximately $92.7 million of liquidity (consisting of $57.7 million cash on hand and $35.0 million in undrawn availability under the 2023 Revolving Credit Facility). We remain focused on maintaining liquidity and financial flexibility and continue to prioritize improving occupancy and implementing market rate increases to improve property net operating income. The rate of revenue growth, volatility in the credit markets and the current interest rate environment have impacted and may continue to impact our sources and uses of capital, financial condition, results of operations and cash flows.

We previously pledged certain of our properties in connection with our borrowings and may strategically leverage our real estate and use debt financing to provide additional funds for the payment of distributions to stockholders, working capital and for other corporate purposes. Our ability to increase our borrowings could be adversely affected by credit market conditions and the current interest rate environment, which could result in lenders reducing or limiting funds available for loans, including loans collateralized by real estate. We may also be negatively impacted by interest rate levels on our unhedged variable rate debt or the timing of when we seek to refinance existing debt. As part of our variable debt hedging strategy, we have purchased interest rate caps and swaps for interest rate protection. We continue to monitor the credit markets and continue to evaluate the need and the timing for additional interest rate protection in the form of interest rate caps or swaps on unhedged variable rate debt or variable rate debt with interest rate protection scheduled to mature.

Sources of Liquidity and Capital Resources

Borrowings

During the nine months ended September 30, 2025, we borrowed $16.0 million from our 2023 Revolving Credit Facility to repay approximately $15.8 million of secured indebtedness in advance of its February 2026 maturity. There were no borrowings during the nine months ended September 30, 2024.

Net Cash Provided by Operating Activities

Cash flows from operating activities for the nine months ended September 30, 2025 and 2024 were approximately $43.9 million and $31.0 million, respectively. The change in cash flows from operating activities for the nine months ended September 30, 2025 as compared to the same period in 2024 was primarily the result of the following:

•	an increase in property NOI, related to our seniors housing properties due to higher average occupancy and rate increases during 2025; and

F-26

•	favorable changes in operating assets and liabilities across periods.

Lease Renewals

In May 2025, we entered into new leases with one tenant covering 13 of our properties that were scheduled to expire in May and December 2025. The new leases with the same tenant will expire in May 2030 and each lease has one five-year renewal option. We do not have any leases expiring until 2030.

Uses of Liquidity and Capital Resources

Capital Expenditures

We paid approximately $11.2 million and $9.2 million in capital expenditures during the nine months ended September 30, 2025 and 2024, respectively. We continue to invest in capital improvements to maintain and improve our properties.

Debt Repayments

During the nine months ended September 30, 2025 and 2024, we paid approximately $15.9 million and $0.7 million, respectively, of repayments on our mortgages and other notes payable. Amounts paid during the nine months ended September 30, 2025 included the March 2025 repayment of approximately $15.8 million of secured indebtedness in advance of its scheduled maturity date of February 2026, which consisted of debt collateralized by five properties. We used $16.0 million from amounts available under the unsecured 2023 Revolving Credit Facility to repay this indebtedness. In April 2025 and March 2024, we used cash on hand to pay down approximately $5.0 million and $10.0 million, respectively, of amounts outstanding under our 2023 Revolving Credit Facility.

The following is a schedule of future principal payments for our total indebtedness for the remainder of 2025, each of the next four years and thereafter, in the aggregate, as of September 30, 2025 (in thousands):

2025	$—
2026	565,000
2027	—
2028	—
2029	—
Thereafter	—

$565,000

On an ongoing basis, we monitor our debt maturities, engage in dialogue with third-party lenders about various financing scenarios and analyze our overall portfolio borrowings in advance of scheduled maturity dates of the debt obligations to determine the optimal borrowing strategy.

As of September 30, 2025, we had approximately $92.7 million of liquidity (consisting of $57.7 million cash on hand and $35.0 million available under the 2023 Revolving Credit Facility). As of September 30, 2025, we do not have any scheduled principal payments or debt maturities during the remainder of 2025.

We had approximately $565.0 million outstanding under our 2023 Credit Facilities as of the balance sheet date which mature in May 2026. As of the balance sheet date, we do not have sufficient cash on hand to satisfy these obligations. Based on our historical experience in the debt market, and initial indications from the market and discussions with existing and potential lenders, we believe it is probable we will be successful in refinancing the amounts outstanding under the 2023 Credit Facilities. Our low leverage profile, along with current and anticipated cash flows, are expected to be sufficient to support a refinancing of the current outstanding

F-27

indebtedness while maintaining reasonable debt service coverage ratios. There can be no assurance that the refinancing will occur or will occur on terms similar to those of the 2023 Credit Facilities. If sufficient refinancing cannot be arranged under an unsecured facility to satisfy the outstanding obligations due in May 2026, it may impact our ability to continue operations. We believe we have other options to meet our obligation. These other options include, but are not limited to, refinancing with lending institutions as a secured loan facility, issuing mortgages collateralized by unencumbered properties in our portfolio and/or selling all or a portion of our properties and using net sales proceeds to satisfy the obligation.

The aggregate amount of long-term financing is not expected to exceed 60% of our gross asset values (as defined in our 2023 Credit Facilities agreement) on an annual basis. As of September 30, 2025 and December 31, 2024, we had aggregate debt leverage ratios of approximately 29.5% and 30.1%, respectively, of the aggregate gross carrying value of our assets.

The 2023 Credit Facilities contain affirmative, negative, and financial covenants which are customary for loans of this type, including (but not limited to): (i) maximum leverage, (ii) minimum fixed charge coverage ratio, (iii) minimum consolidated net worth, (iv) restrictions on payments of cash distributions except if required by REIT requirements, (v) maximum secured indebtedness, (vi) maximum secured recourse debt, (vii) minimum unsecured interest coverage, (viii) maximum unsecured indebtedness ratio and (ix) limitations on certain types of investments and with respect to the pool of properties supporting borrowings under the 2023 Credit Facilities, minimum weighted average occupancy, and remaining lease terms, as well as property type, MSA, operator, and asset value concentration limits. The limitations on distributions generally include a limitation on the extent of allowable distributions, which are not to exceed the greater of 70% of adjusted FFO (as defined per the 2023 Credit Facilities) and the minimum amount of distributions required to maintain the Company’s REIT status. As of September 30, 2025, we were in compliance with all financial covenants related to our 2023 Credit Facilities.

Distributions

In order to qualify as a REIT, we are required to make distributions, other than capital gain distributions, to our stockholders each year in the amount of at least 90% of our taxable income. We may make distributions in the form of cash or other property, including distributions of our own securities. While we generally expect to pay distributions from cash flows provided by operating activities, we have and may continue to cover periodic shortfalls between distributions paid and cash flows from operating activities with proceeds from other sources; such as from cash flows provided by financing activities, a component of which could include borrowings, whether collateralized by our properties or unsecured, or net sales proceeds from the sale of real estate.

The following table presents total cash distributions declared and cash distributions per share on a quarterly basis for the nine months ended September 30, 2025 and 2024 (in thousands, except per share data):

Periods	Cash Distributions per Share	Total Cash Distributions Declared (1)	Cash Flows Provided by Operating Activities (2)
2025 Quarters
First	$0.02560	$4,453	$14,300
Second	0.02560	4,453	16,165
Third	0.02560	4,453	13,427

Total	$0.07680	$13,359	$43,892

2024 Quarters
First	$0.02560	$4,453	$7,148
Second	0.02560	4,453	13,505
Third	0.02560	4,453	10,312

Total	$0.07680	$13,359	$30,965

F-28

FOOTNOTES:

(1)

For the nine months ended September 30, 2025 and 2024, our net loss attributable to common stockholders was approximately $5.6 million and $9.5 million, respectively, while total cash distributions declared for each of the periods were approximately $13.4 million. For the nine months ended September 30, 2025 and 2024, 100% of cash distributions declared to stockholders were considered to be funded with cash provided by operating activities as calculated on a quarterly basis for GAAP purposes.

(2)

Cash flows from operating activities calculated in accordance with GAAP are not necessarily indicative of the amount of cash available to pay distributions and as such our board of directors uses other measures such as FFO and MFFO in order to evaluate the level of distributions.

Results of Operations

We are not aware of other material trends or uncertainties, favorable or unfavorable, that may be reasonably anticipated to have a material impact on either capital resources or the revenues or income to be derived from the operation of properties, other than those referred to in the risk factors identified in “Part II, Item 1A” of this report and the “Risk Factors” section of our Annual Report on Form 10-K for the year ended December 31, 2024.

The following discussion and analysis should be read in conjunction with the accompanying unaudited condensed consolidated financial statements and the notes thereto.

Quarter and nine months ended September 30, 2025 as compared to the quarter and nine months ended September 30, 2024

As of September 30, 2025 and 2024, excluding our vacant land, we owned 69 consolidated operating investment properties, respectively.

	Investment count as of September 30,
Consolidated operating investment types:	2025	2024
Seniors housing leased	15	15
Seniors housing managed	54	54

	69	69

Rental Income and Related Revenues. Rental income and related revenues were approximately $7.6 million and $21.4 million for the quarter and nine months ended September 30, 2025, respectively, as compared to approximately $6.9 million and $20.5 million for the quarter and nine months ended September 30, 2024, respectively. The increase in revenue during the quarter and nine months ended September 30, 2025 as compared to the quarter and nine months ended September 30, 2024 was primarily due to the new leases executed in May 2025 with one tenant related to 13 properties as well as percentage rent recognized during the quarter and nine months ended September 30, 2025.

Resident Fees and Services. Resident fees and services income was approximately $91.7 million and $270.9 million for the quarter and nine months ended September 30, 2025, respectively, as compared to approximately $85.9 million and $252.2 million for the quarter and nine months ended September 30, 2024, respectively. The increase in revenue during the quarter and nine months ended September 30, 2025, as compared to the quarter and nine months ended September 30, 2024, was primarily due to an increase in average occupancy and increases in rates charged to our residents.

Property Operating Expenses. Property operating expenses were approximately $66.4 million and $195.2 million for the quarter and nine months ended September 30, 2025, respectively, as compared to approximately $62.6 million and $181.8 million for the quarter and nine months ended September 30, 2024, respectively. Property operating expenses increased during the quarter and nine months ended September 30, 2025, as compared to the quarter and nine months ended September 30, 2024, primarily due to an increase in average occupancy.

F-29

General and Administrative Expenses. General and administrative expenses were approximately $2.5 million and $7.1 million for the quarter and nine months ended September 30, 2025, respectively, as compared to approximately $1.8 million and $6.3 million for the quarter and nine months ended September 30, 2024, respectively. General and administrative expenses were comprised primarily of personnel expenses of affiliates of our Advisor, directors’ and officers’ insurance, franchise taxes, sales taxes, accounting and legal fees, and board of director fees.

Asset Management Fees. We incurred asset management fees of approximately $3.5 million and $10.4 million for the quarter and nine months ended September 30, 2025, respectively, as compared to approximately $3.3 million and $10.0 million for the quarter and nine months ended September 30, 2024, respectively.

Property Management Fees. We incurred property management fees payable to our third-party property managers of approximately $4.5 million and $13.4 million for the quarter and nine months ended September 30, 2025, respectively, as compared to approximately $4.3 million and $12.4 million for the quarter and nine months ended September 30, 2024, respectively. The property management fees are based on a percentage of revenues under the property management agreement and the increase across periods is reflective of the increase in average occupancy and resident fees and service revenue over the same period as described above.

Depreciation and Amortization. Depreciation and amortization expenses were approximately $12.9 million and $38.8 million for the quarter and nine months ended September 30, 2025, respectively, as compared to approximately $12.6 million and $37.8 million for the quarter and nine months ended September 30, 2024, respectively. Depreciation and amortization expenses are comprised of depreciation and amortization of the buildings, equipment, land improvements and in-place leases related to our real estate portfolio. The increase during the nine months ended September 30, 2025 was due to increased capital purchases made to maintain and improve our properties.

Interest Expense and Loan Cost Amortization. Interest expense and loan cost amortization were approximately $10.9 million and $33.0 million for the quarter and nine months ended September 30, 2025, respectively, as compared to approximately $11.5 million and $34.6 million for the quarter and nine months ended September 30, 2024, respectively. The decrease in interest expense and loan cost amortization was primarily due to a decline in weighted average debt outstanding and a decline in interest rates in the latter part of 2024.

Net Operating Income

We generally expect to meet future cash needs for general and administrative expenses, debt service and distributions from NOI. We define NOI, a non-GAAP measure, as total revenues less the property operating expenses and property management fees from managed properties. We use NOI as a key performance metric for internal monitoring and planning purposes, including the preparation of annual operating budgets and monthly operating reviews, as well as to facilitate analysis of future investment and business decisions. It does not represent cash flows from operating activities in accordance with GAAP and should not be considered to be an alternative to net income or loss (determined in accordance with GAAP) as an indication of our operating performance or to be an alternative to cash flows from operating activities (determined in accordance with GAAP) as a measure of our liquidity. We believe the presentation of this non-GAAP measure is important to the understanding of our operating results for the periods presented because it is an indicator of the return on property investment and provides a method of comparing property performance over time. We aggregate NOI on a “same store” basis for comparable properties that we have owned during the entirety of all periods presented. The chart below presents a reconciliation of our net income to NOI for the quarter and nine months ended September 30, 2025 and 2024 (in thousands) and the amount invested in properties as of September 30, 2025 and 2024 (in millions):

F-30

	Quarter Ended				Nine Months Ended
	September 30,		Change		September 30,		Change
	2025	2024	$	%	2025	2024	$	%
Net loss	$(1,578)	$(3,155)			$(5,638)	$(9,468)
Adjusted to exclude:
General and administrative expenses	2,537	1,841			7,054	6,251
Asset management fees	3,452	3,337			10,393	10,011
Depreciation and amortization	12,901	12,619			38,810	37,785
Other expense	10,825	11,171			32,585	33,619
Income tax expense	181	125			497	363

Same Store NOI	$28,318	$25,938	$2,380	9.2%	$83,701	$78,561	$5,140	6.5%

Invested in operating properties, end of period (in millions)	$1,740	$1,739			$1,740	$1,739

Overall, our NOI for the nine months ended September 30, 2025 increased by approximately $5.1 million as compared to the nine months ended September 30, 2024. NOI increased primarily due to an increase in average occupancy and increases in rates charged to our residents during the nine months ended September 30, 2025, partially offset by higher operating expenses.

Funds from Operations and Modified Funds from Operations

Due to certain unique operating characteristics of real estate companies, as discussed below, the National Association of Real Estate Investment Trusts, (“NAREIT”) promulgated a measure known as funds from operations (“FFO”), which we believe to be an appropriate supplemental measure to reflect the operating performance of a REIT. The use of FFO is recommended by the REIT industry as a supplemental performance measure. FFO is not equivalent to net income or loss as determined under GAAP.

We define FFO, a non-GAAP measure, consistent with the standards approved by the Board of Governors of NAREIT. NAREIT defines FFO as net income or loss computed in accordance with GAAP, excluding gains or losses from sales of property, real estate asset impairment write-downs, plus depreciation and amortization of real estate related assets, and after adjustments for unconsolidated partnerships and joint ventures. Our FFO calculation complies with NAREIT’s policy described above.

The historical accounting convention used for real estate assets requires straight-line depreciation of buildings and improvements, which implies that the value of real estate assets diminishes predictably over time, especially if such assets are not adequately maintained or repaired and renovated as required by relevant circumstances and/or is requested or required by lessees for operational purposes in order to maintain the value of the property. We believe that, because real estate values historically rise and fall with market conditions, including inflation, interest rates, the business cycle, unemployment and consumer spending, presentations of operating results for a REIT using historical accounting for depreciation may be less informative. Historical accounting for real estate involves the use of GAAP. Any other method of accounting for real estate such as the fair value method cannot be construed to be any more accurate or relevant than the comparable methodologies of real estate valuation found in GAAP. Nevertheless, we believe that the use of FFO, which excludes the impact of real estate related depreciation and amortization, provides a more complete understanding of our performance to investors and to management, and when compared year over year, reflects the impact on our operations from trends in occupancy rates, rental rates, operating costs, general and administrative expenses, and interest costs, which may not be immediately apparent from net income or loss. However, FFO and MFFO, as described below, should not be construed to be more relevant or accurate than the current GAAP methodology in calculating net income or loss in its applicability in evaluating operating performance. The method utilized to evaluate the value and performance of real estate under GAAP should be construed as a more relevant measure of operational performance and considered more prominently than the non-GAAP FFO and MFFO measures and the adjustments to GAAP in calculating FFO and MFFO.

F-31

Changes in the accounting and reporting promulgations under GAAP (for acquisition fees and expenses for business combinations from a capitalization/depreciation model) to an expensed-as-incurred model that were put into effect in 2009, and other changes to GAAP accounting for real estate subsequent to the establishment of NAREIT’s definition of FFO, have prompted an increase in cash-settled expenses, specifically acquisition fees and expenses, as items that are expensed under GAAP and accounted for as operating expenses. Our management believes these fees and expenses do not affect our overall long-term operating performance. Publicly registered, non-listed REITs typically have a significant amount of acquisition activity and are substantially more dynamic during their initial years of investment and operation. While other start up entities may also experience significant acquisition activity during their initial years, we believe that non-listed REITs are unique in that they have a limited life with targeted exit strategies within a relatively limited time frame after acquisition activity ceases. Due to the above factors and other unique features of publicly registered, non-listed REITs, the IPA has standardized a measure known as modified funds from operations (“MFFO”) which the IPA has recommended as a supplemental measure for publicly registered non-listed REITs and which we believe to be another appropriate supplemental measure to reflect the operating performance of a non-listed REIT. MFFO is not equivalent to our net income or loss as determined under GAAP, and MFFO may not be a useful measure of the impact of long-term operating performance on value if we do not continue to operate with a limited life and targeted exit strategy, as currently intended. We believe that because MFFO excludes costs that we consider more reflective of investing activities and other non-operating items included in FFO and also excludes acquisition fees and expenses that affect our operations only in periods in which properties are acquired, MFFO can provide, on a going forward basis, an indication of the sustainability (that is, the capacity to continue to be maintained) of our operating performance after the period in which we acquired our properties and once our portfolio is in place. By providing MFFO, we believe we are presenting useful information that assists investors and analysts to better assess the sustainability of our operating performance after our properties have been acquired. We also believe that MFFO is a recognized measure of sustainable operating performance by the non-listed REIT industry.

We define MFFO, a non-GAAP measure, consistent with the IPA’s Guideline 2010-01, Supplemental Performance Measure for Publicly Registered, Non-Listed REITs: MFFO, or the Practice Guideline, issued by the IPA in November 2010. The Practice Guideline defines MFFO as FFO further adjusted for the following items, as applicable, included in the determination of GAAP net income or loss: acquisition fees and expenses; amounts relating to deferred rent receivables and amortization of above and below market leases and liabilities (which are adjusted from a GAAP accrual basis in order to reflect such payments on a cash basis of amounts expected to be received for such lease and rental payments); contingent purchase price consideration adjustments; accretion of discounts and amortization of premiums on debt investments; mark-to-market adjustments included in net income or loss; gains or losses included in net income from the extinguishment or sale of debt, hedges, foreign exchange, derivatives or securities holdings where trading of such holdings is not a fundamental attribute of the business plan; and unrealized gains or losses resulting from consolidation from, or deconsolidation to, equity accounting and after adjustments for consolidated and unconsolidated partnerships and joint ventures, with such adjustments calculated to reflect MFFO on the same basis. The accretion of discounts and amortization of premiums on debt investments, unrealized gains and losses on hedges, foreign exchange, derivatives or securities holdings, unrealized gains and losses resulting from consolidations, as well as other listed cash flow adjustments are adjustments made to net income or loss in calculating the cash flows provided by operating activities and, in some cases, reflect gains or losses which are unrealized and may not ultimately be realized.

Our MFFO calculation complies with the IPA’s Practice Guideline described above. In calculating MFFO, we exclude acquisition related expenses. Under GAAP, acquisition fees and expenses are characterized as operating expenses in determining operating net income or loss. These expenses are paid in cash by us. All paid and accrued acquisition fees and expenses will have negative effects on returns to investors, the potential for future distributions, and cash flows generated by us, unless earnings from operations or net sales proceeds from the disposition of other properties are generated to cover the purchase price of the property.

Our management uses MFFO and the adjustments used to calculate it in order to evaluate our performance against other non-listed REITs which have limited lives with short and defined acquisition periods and targeted exit

F-32

strategies shortly thereafter. As noted above, MFFO may not be a useful measure of the impact of long-term operating performance on value if we do not continue to operate in this manner. We believe that our use of MFFO and the adjustments used to calculate it allow us to present our performance in a manner that reflects certain characteristics that are unique to non-listed REITs, such as their limited life, limited and defined acquisition period and targeted exit strategy, and hence that the use of such measures is useful to investors. For example, acquisition costs are funded from our subscription proceeds and other financing sources and not from operations.

By excluding expensed acquisition costs, the use of MFFO provides information consistent with management’s analysis of the operating performance of the properties.

Presentation of this information is intended to provide useful information to investors as they compare the operating performance of different non-listed REITs, although it should be noted that not all REITs calculate FFO and MFFO the same way and as such comparisons with other REITs may not be meaningful. Furthermore, FFO and MFFO are not necessarily indicative of cash flows available to fund cash needs and should not be considered as an alternative to net income (or loss) or income (or loss) from continuing operations as an indication of our performance, as an alternative to cash flows from operations, as an indication of our liquidity, or indicative of funds available to fund our cash needs including our ability to make distributions to our stockholders. FFO and MFFO should be reviewed in conjunction with other GAAP measurements as an indication of our performance. MFFO is useful in assisting management and investors in assessing the sustainability of operating performance in future operating periods.

Neither the SEC, NAREIT nor any other regulatory body has passed judgment on the acceptability of the adjustments we use to calculate FFO or MFFO. In the future, the SEC, NAREIT or another regulatory body may decide to standardize the allowable adjustments across the non-listed REIT industry and we would have to adjust our calculation and characterization of FFO or MFFO.

The following table presents a reconciliation of net income to FFO and MFFO for the quarter and nine months ended September 30, 2025 and 2024 (in thousands, except per share data):

	Quarter Ended		Nine Months Ended
	September 30,		September 30,
	2025	2024	2025	2024
Net loss attributable to common stockholders	$(1,578)	$(3,174)	$(5,638)	$(9,511)
Adjustments:
Depreciation and amortization	12,901	12,619	38,810	37,785
FFO adjustments attributable to noncontrolling interests(1)	—	(12)	—	(36)

FFO attributable to common stockholders	11,323	9,433	33,172	28,238
Straight-line rent adjustments(2)	143	513	1,153	1,331
Realized loss on extinguishment of debt(3)	—	—	56	—
MFFO adjustments attributable to noncontrolling interests	—	—	—	(1)

MFFO attributable to common stockholders	$11,466	$9,946	$34,381	$29,568

Weighted average number of shares of common stock outstanding (basic and diluted)	173,942	173,942	173,942	173,942

Net loss per share (basic and diluted)	$(0.01)	$(0.02)	$(0.03)	$(0.05)

FFO per share (basic and diluted)	$0.06	$0.05	$0.19	$0.16

MFFO per share (basic and diluted)	$0.07	$0.06	$0.20	$0.17

F-33

FOOTNOTES:

(1)

On November 1, 2024, we acquired the remaining 5% noncontrolling interest in our consolidated joint venture from our co-venture partner and currently own a 100% interest in this joint venture. We no longer have any noncontrolling interests.

(2)

Under GAAP, rental receipts are allocated to periods using various methodologies. This may result in income or expense recognition that is significantly different than underlying contract terms. By adjusting for these items (from a GAAP accrual basis in order to reflect such payments on a cash basis of amounts expected to be received for such lease and rental payments), MFFO provides useful supplemental information on the realized economic impact of lease terms and debt investments, providing insight on the contractual cash flows of such lease terms and debt investments, and aligns results with management’s analysis of operating performance.

(3)

Management believes that adjusting for the realized loss on the extinguishment of debt, hedges or other derivatives is appropriate because the adjustments are not reflective of our ongoing operating performance and, as a result, the adjustments better align results with management’s analysis of operating performance.

Related Party Transactions

See Item 1. “Condensed Consolidated Financial Information” and our Annual Report on Form 10-K for the year ended December 31, 2024 for a summary of our related party transactions.

Critical Accounting Policies and Estimates

See Item 1. “Condensed Consolidated Financial Information” and our Annual Report on Form 10-K for the year ended December 31, 2024 for a summary of our critical accounting policies and estimates. There were no material changes to our critical accounting policies and estimates during the quarter ended September 30, 2025.

Recent Accounting Pronouncements

See Item 1. “Condensed Consolidated Financial Information” for a summary of the impact of recent accounting pronouncements.

Item 3. Quantitative and Qualitative Disclosures about Market Risks

We may be exposed to interest rate changes primarily as a result of the long-term debt we used to acquire properties and other permitted investments, as well as impacts of volatile credit markets and an interest rate environment. Our management objectives related to interest rate risk are to limit the impact of interest rate changes on earnings and on operating cash flows. To achieve our objectives, we borrow at fixed rates or variable rates with the lowest margins available, and in some cases, with the ability to convert from variable rates to fixed rates. With regard to variable rate financing, we assess interest rate cash flow risk by continually identifying and monitoring changes in interest rate exposures that may adversely impact expected future cash flows and by evaluating hedging opportunities.

The following is a schedule as of September 30, 2025 of our fixed and variable rate debt maturities for the remainder of 2025, and each of the next four years and thereafter (principal maturities only) (in thousands):

	Expected Maturities
	2025	2026	2027	2028	2029	Thereafter	Total	Fair Value(1)
Variable rate debt	$—	$565,000	$—	$—	$—	$—	$565,000	$565,000

Average interest rate on variable rate debt(2)	—	2.35% + Term SOFR	—	—	—	—	2.35% + Term SOFR

F-34

FOOTNOTES:

(1)

The estimated fair value of our variable rate debt was determined using discounted cash flows based on market interest rates as of September 30, 2025. We determined market rates through discussions with our existing lenders by pricing our loans with similar terms and current rates and spreads.

(2)	Term SOFR is defined in the agreements governing our 2023 Credit Facilities.

Management estimates that a hypothetical one-percentage point increase in variable rates compared to variable rates as of September 30, 2025, disregarding the impact of our interest rate protection in place, would increase interest expense by approximately $5.7 million on an annualized basis based on variable rate debt outstanding as of September 30, 2025. This sensitivity analysis contains certain simplifying assumptions, and although it gives an indication of our exposure to changes in interest rates, it is not intended to predict future results and actual results will likely vary given that our sensitivity analysis on the effects of changes in SOFR does not factor in a potential change in variable rate debt levels or interest rate protection provided by interest rate caps and swaps.

As of September 30, 2025, the Company’s debt is comprised of approximately 65.0% in variable rate debt with current interest rate protection and approximately 35.0% of unhedged variable rate debt. The remaining unhedged variable rate debt relates to our 2023 Credit Facilities. Overall, we believe longer term fixed rate debt could be beneficial in a rising interest rate or rising inflation rate environment and as such we continue to evaluate the need for additional interest rate protection on unhedged variable rate debt or variable rate debt with interest rate protection scheduled to mature.

F-35